Form 10-K, Exhibit 13
period 2002-10-31
OPTICAL CABLE CORP
filed 2003-01-29
CIK 1000230

Exhibit 13.1

OPTICAL CABLE CORPORATION

Annual Report

2002

TABLE OF CONTENTS

2	Selected Financial Information

4	Letter to Shareholders

6	Management’s Discussion and Analysis

23	Financial Statements

27	Notes to Financial Statements

45	Independent Auditors’ Report

46	Management’s Statement of Responsibility

47	Corporate Information

OPTICAL CABLE CORPORATION
Selected Financial Information
(in thousands, except per share data and footnotes)

	Years ended October 31,
	2002	2001	2000	1999	1998
Statement of Operations Information:
Net sales	$42,598	$60,405	$58,219	$50,699	$50,589
Cost of goods sold	27,607	35,983	30,878	27,547	29,330

Gross profit	14,991	24,422	27,341	23,152	21,259
Selling, general and administrative expenses	13,603	17,131	15,024	10,799	9,939
Shareholder litigation settlement expense (1)	997	—	—	—	—

Income from operations	391	7,291	12,317	12,353	11,320
Other income (expense):
Gains (losses) on trading securities, net (2)	—	(11,414)	289	—	—
Interest income (expense), net	(184)	(318)	173	202	55
Other, net	9	9	(45)	(36)	2

Income (loss) before income tax expense	216	(4,432)	12,734	12,519	11,377
Income tax expense (benefit) (3)	(68)	2,297	4,479	4,214	4,107

Net income (loss)	$284	$(6,729)	$8,255	$8,305	$7,270

Net income (loss) per share (4):
Basic	$0.04	$(0.96)	$1.17	$1.18	$1.01

Diluted	$0.04	$(0.96)	$1.16	$1.17	$1.01

Weighted average shares (4):
Basic	6,929	7,020	7,038	7,063	7,179

Diluted	6,929	7,043	7,095	7,108	7,233

Balance Sheet Information:
Cash and cash equivalents	$747	$2,088	$1,459	$6,817	$1,122
Trading securities	—	—	17,983	—	—
Working capital	15,480	14,205	31,986	21,980	18,991
Total assets	32,674	42,798	52,688	37,512	32,829
Short-term borrowings	—	8,271	5,659	—	—
Total shareholders’ equity	28,204	27,865	43,508	32,847	29,991

(1)
The Company recorded a charge during fiscal year 2002 in the amount of $997,112, representing the estimated cost of the settlement of a consolidated shareholder class action lawsuit and related professional fees incurred, net of insurance proceeds. See note 13 of the notes to the financial statements for further information on the litigation settlement.

(2)
In January 2000, at the direction of our former Chairman, President and Chief Executive Officer, we began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. Our active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, we sold all of our remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. For accounting purposes, we categorized our past investment in the Nasdaq 100 Trust as trading securities, and we recorded the investment on our balance sheet at fair value, which was based on quoted market prices. Realized and unrealized net gains or losses were included in other gains (losses) on trading securities, net, under the other income (expense) section of the statement of operations.

(3)
The effect of establishing a valuation allowance against our deferred tax assets relating to the capital loss carryforward generated by the sale of our trading securities during fiscal year 2001 resulted in an increase in income tax expense of approximately $4.1 million for fiscal year 2001. See note 9 of the notes to the financial statements for further information on income taxes.

(4)
At a Special Meeting of Shareholders held on July 30, 2002, the Company’s shareholders approved a 1-for-8 reverse stock split of all outstanding shares of common stock and a change in the number of authorized shares of the Company's common stock from 100 million (pre-reverse split) to 50 million. The reverse split was effective at 12:01 a.m. (eastern daylight time) on July 31, 2002, at which time each eight shares of issued and outstanding common stock was converted into one issued and outstanding share of common stock. All references to share and per share data contained elsewhere in this annual report have been retroactively adjusted to reflect the impact of the approved reverse stock split.

Dear Shareholders:

Overcoming Adversity

Our Company has overcome difficult times during the past year. The year was littered with obstacles we inherited. At the same time, we continued to deal with the harsh economic conditions plaguing our industry. Despite the adversity, our employees continue to possess a positive and motivated attitude that is essential for organizations persevering in changing and challenging times.

Quite frankly, I am pleased with the achievements of our employees, our management team, and our Board of Directors. During the year, we committed ourselves to overcoming the obstacles facing us and, in a large measure, were successful in that effort. Since our former President’s departure at the beginning of fiscal year 2002:

•
We settled a substantial EEOC lawsuit for alleged prior discriminatory practices and related claims (the $902,000 related charge was recorded in fiscal year 2001). More importantly, we have rebuilt our human resources department during 2002 with new hires, provided extensive training for our employees and supervisors, and have made a demonstrated commitment from the top down, that discrimination, of any kind, will not be tolerated at Optical Cable Corporation.

•
We renegotiated our expiring bank lines at a time when the industry was in difficulty, and when the positive developments at the Company behind the scenes might not have been readily apparent to our bank. At the time, we had over $8.1 million in bank debt. At the end of fiscal year 2002, that debt was zero. As of January 22, 2003, our bank debt had increased to $1.5 million, but only after repurchasing over 21% of our issued and outstanding shares for $2.95 million on January 10, 2003.

•
We negotiated and finalized a settlement in the shareholder class action litigation that began in November 2001. The terms of the settlement were agreed to, the court had reviewed and approved the settlement, and the settlement had become final before the end of fiscal year 2002. The cost: $200,000 in cash, net of insurance proceeds, our attorney costs, and an agreement to issue warrants to the plaintiffs for the purchase of 250,000 shares of our common stock with an exercise price of $4.88 per share. The settlement resulted in a net charge of $997,000 in fiscal year 2002, with additional significant non-cash charge for warrant expenses expected during the first half of fiscal year 2003.

•
We renegotiated two burdensome “take-or-pay” raw fiber supply agreements that were entered into by our former President during more optimistic times. The final result, a $10.6 million reduction in our future fiber purchase commitments, significantly increases our financial flexibility.

•
We successfully navigated in an industry market environment that continues to be sluggish—operating profitably in the process. Although net sales decreased 29.5% during fiscal year 2002 compared to fiscal year 2001, we were able to show net income of $284,000, or $0.04 per share, in a market that has been essentially decimated during the last year and a half.

Building for the Long-Term

Even more important than overcoming these obstacles and adversities, we took actions to build the Company in preparation for future growth. Since the beginning of fiscal year 2002:

•
We reached an agreement with a major national distributor to begin stocking our products as part of their regular offering. I believe it is safe to say this distributor would never have seriously entertained the idea of offering Optical Cable Corporation’s products in the past.

•	We received a MVP award from one of our major distributors for our outstanding sales efforts and contributions to their success.

•	We are undergoing a major project to further improve our manufacturing processes, thereby increasing efficiency and consistency of our already high-quality products.

•	We underwent a workforce reduction in June 2002, cutting approximately 15% of our personnel in an continuing effort to control costs—a most difficult, but necessary move.

•
We repurchased over 21% of our issued and outstanding shares of stock for a purchase price of $2.00 per share. The shares were purchased from a large mid-west investment bank, effectively eliminating the overhang in the market created by our former President pledging substantially all of his 96% interest in the Company to seven different brokerage firms to secure personal margin loans.

•	We added significant professional resources to our support staff by hiring a new Controller, a new Director of Human Resources, and most recently, an addition to our Information Technology department.

•
We reorganized our sales staff to make it even more responsive to customer needs. This reorganization included hiring a new Vice President of Sales—Western USA when Ted Leonard was promoted to Vice President of Sales—USA, and promoting Michael Newman, from his position as regional sales manager for Latin America, to Vice President of International Sales.

•
We hired Charlie Carson as our new Senior Vice President of Marketing and Strategy. Charlie joins Optical Cable Corporation from Pirelli Cable. Charlie’s decision to join Optical Cable demonstrated to long-time industry veterans just how dramatically our Company had changed since December 2001.

•
We hired Bob Sebesto as our new Vice President of Business Development. Bob is a long-time player in the fiber optic industry. Among his many duties, Bob is charged with exploring new opportunities outside the traditional Optical Cable Corporation relationships.

But It Takes Time

We are continuing to take the steps necessary to overcome the tremendous obstacles we faced this year, and to build a Company poised for future growth. But it will take time—time for the industry to see that we have shaken off many of our past difficulties; —time for the significant changes we have made to prepare the Company for future growth to take root and begin to bear fruit; —time for the management team to continue to make further improvements and changes.

Seeing improvements in our industry’s markets would be welcomed. But, we are not waiting! We are moving forward aggressively to build long-term shareholder value now. Our past record quite clearly shows what a management team—your management team—can accomplish in short order.

There will continue to be struggles, but we believe sales have begun to stabilize in the second half of fiscal year 2002. However, we also expect our inter-quarter revenue to return to the historical patterns of seasonality observed prior to the technology boom and subsequent bust of 2001 and 2002. Based on historical patterns sales for first quarter of fiscal year 2003 are expected to be lower than those reported for fourth quarter of fiscal year 2002. We will also see a significant non-cash charge resulting from variable accounting treatment of the warrants being issued in connection with the shareholder litigation settlement, as further described under “Quantitative and Qualitative Disclosures About Market Risk” in our annual report. However, we are prepared to meet these challenges, just like the other obstacles we have overcome this year.

As we have exited a dark period in the Company’s history, we have steadied the Company and are positioning the Company for improved revenues and increased profitability over the long-term. I see a new horizon for Optical Cable Corporation, and we are aggressively pushing toward it!

Thank you for your continued support.

Neil D. Wilkin, Jr.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

Forward-Looking Information

This report may contain certain “forward-looking” information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; the economic conditions affecting network service providers; corporate spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber); our dependence on a single manufacturing facility; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; technological changes and introductions of new competing products; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States and subsequent military responses by the United States, and any potential future military conflicts; ability to retain key personnel; the impact of changes in accounting policies, including those by the Securities and Exchange Commission; changes in market demand, exchange rates, productivity, weather or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive and we incorporate by reference those factors included in current reports on Form 8-K. We do not undertake to update any forward-looking statement, whether written or oral, that we may make from time to time.

Amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview

We are a leading manufacturer of a broad range of tight-buffer fiber optic cables primarily for the local area network and premise markets, often referred to as the enterprise market. Our fiber optic cables are well-suited for use in short to moderate distance applications such as the connection of metropolitan, access and enterprise networks.

We pioneered the design and production of special tight-buffer fiber optic cables for the most demanding military field applications in the early 1980s—applications requiring rugged, flexible and compact fiber optic cables. At our ISO 9000 registered facility in Roanoke, Virginia, we manufacture a broad range of fiber optic cables for “high bandwidth” transmission of data, video, and audio communications over short to moderate distances. Our cables can be used both indoors and outdoors and utilize a unique tight-buffer coating process and cable construction that provide excellent mechanical and environmental protection for each optical fiber. Our current portfolio of products is built on the evolution and refinement of the original fundamental technology into a comprehensive and versatile product line designed to provide end-users with significant value and performance.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

Our fiber optic cables are easy and economical to install, provide a high degree of reliability and offer outstanding performance characteristics. We have designed and implemented an efficient and highly automated manufacturing process based on our proprietary technologies. This enables us to produce high quality indoor/outdoor tight-buffer fiber optic cable rapidly and cost efficiently.

We sell our products internationally and domestically through our sales force to our customers, which include original equipment manufacturers, major distributors, regional distributors and various smaller distributors. For the years ended October 31, 2002, 2001 and 2000, approximately 77%, 77% and 79%, respectively, of net sales were from customers located in the United States, while approximately 23%, 23% and 21%, respectively, of net sales were from international customers. Substantially all of our international sales are denominated in U.S. dollars.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer and at the time the customer takes ownership and assumes risk of loss, based on shipping terms. No single customer accounted for more than 10% of our net sales in fiscal year 2002. In fiscal year 2001, 13.6% of our net sales were attributable to one major domestic distributor. In fiscal year 2000, this same distributor accounted for 12.5% of our net sales. During fiscal year 2002, this distributor advised us that it will no longer stock our products as part of its regular product offering. In fiscal year 2000, 15.5% of our net sales were attributable to a second major distributor. This second distributor filed for protection from its creditors under bankruptcy laws in January 2001 resulting in a total expense of $2.2 million for estimated uncollectible accounts receivable from this distributor over fiscal years 2001 and 2000. Other than these two distributors, no single customer accounted for more than 10% of our net sales in fiscal years 2001 or 2000.

A significant percentage of the selling price of our fiber optic cable is based on the cost of raw materials used. Single-mode fiber is less expensive than multimode fiber, and consequently single-mode fiber optic cables have a lower per unit selling price than comparable multimode fiber optic cables. We believe that the metropolitan and access markets are predominantly the users of single-mode fiber optic cable, and that increasingly, single-mode fiber optic cable also is being used for other short to moderate distance installations where higher bandwidth is required. To the extent that our sales mix shifts toward single-mode cables, we will have to increase the volume of our sales to maintain our current level of net sales.

Cost of goods sold consists of the cost of materials, compensation costs, product warranty costs and overhead related to our manufacturing operations. The largest percentage of costs included in cost of goods sold is attributable to costs of materials which are variable costs as opposed to fixed costs.

Selling, general and administrative expenses consist of the compensation costs for sales and marketing personnel, shipping costs, travel expenses, customer support expenses, trade show expenses, advertising, bad debt expense, the compensation cost for administration, finance and general management personnel, as well as legal and accounting fees and costs incurred to settle litigation or claims and other actions against us, excluding legal and accounting fees and other costs reflected as shareholder litigation settlement expense.

Other income (expense), net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our manufacturing operations. Prior to fiscal year 2002, other income (expense), net included realized and unrealized net gains and losses on trading securities. In January 2000, the Company, at the direction of its former Chairman, President and Chief Executive Officer, began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. Short-term margin borrowings payable to an investment broker were used to finance

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

our position in these trading securities. Our margin borrowings were collateralized by the trading securities and were subject to margin provisions, which could have resulted in the sale of some or all of, and on certain occasions did result in the sale of some of, the trading securities to meet margin calls. Our active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, we sold all of our remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. As a result, there were no gains or losses resulting from the trading of securities for the 2002 fiscal year. Our Board of Directors has adopted an Investment Objectives and Guidelines policy in which we state that we will make no additional cash investments in the above-mentioned Nasdaq 100 Trust or in stocks of other companies. In addition, our Investment Objectives and Guidelines policy states that any future investments will be in U.S. dollar denominated short-term, interest-bearing, investment-grade securities.

For accounting purposes, we categorized our past investment in the Nasdaq 100 Trust as trading securities, and we recorded the investment on our balance sheet at fair value, which was based on quoted market prices. Purchases and sales of trading securities were recognized on a trade-date basis, the date the order to buy or sell was executed. Net realized gains or losses were determined on the first-in, first-out cost method. We marked our investment to market on each balance sheet date. Any decline in fair value was recorded as an unrealized loss, while any increase in fair value was recorded as an unrealized gain. Realized gains and losses and unrealized holding gains and losses from trading securities were included in gains (losses) on trading securities, net, under the other income (expense) section of the statements of operations.

In fiscal year 2001, we recognized realized net losses of $11.4 million in connection with our securities trading activities in other expense, net. In fiscal year 2001, we incurred interest expense of $305,000 on the margin borrowings. As of October 31, 2001, we held no trading securities in accordance with our current investment policy and had no outstanding margin borrowings.

In fiscal year 2000, we recognized realized and unrealized net gains of $289,000 in other income, net. The amount of net unrealized holding loss portion of the realized and unrealized net gains included in other income, net in fiscal year 2000 was $500,000. We incurred interest expense of $57,000 on the margin borrowings in fiscal year 2000.

Results of Operations

The following table sets forth selected line items from our statements of operations as a percentage of net sales for the periods indicated:

	Years ended October 31,
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	64.8	59.6	53.0

Gross profit	35.2	40.4	47.0
Selling, general and administrative expenses	32.0	28.3	25.8
Shareholder litigation settlement expense	2.3	—	—

Income from operations	0.9	12.1	21.2
Other income (expense), net	(0.4)	(19.4)	0.7

Income (loss) before income tax expense (benefit)	0.5	(7.3)	21.9
Income tax expense (benefit)	(0.2)	3.8	7.7

Net income (loss)	0.7%	(11.1)%	14.2%

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

Net Sales

Net sales decreased 29.5% to $42.6 million in fiscal year 2002 from $60.4 million in 2001. The decrease in net sales during fiscal year 2002, when compared to 2001, was a result of economic weakness that particularly affected the technology and fiber optic cable sectors, and that significantly affected our net sales since the second half of fiscal year 2001. While we believe net sales have begun to stabilize during the second half of fiscal year 2002, we expect to return to the historical patterns of seasonality before the technology sector bubble and subsequent bust, namely relatively lower net sales during the first two quarters of each fiscal year when compared to average quarterly net sales for the fiscal year, and relatively higher net sales during the last two quarters of each fiscal year when compared to average quarterly net sales for the fiscal year. Total fiber meters shipped decreased 35.8% to 140.6 million fiber meters shipped in fiscal year 2002 from 218.8 million fiber meters shipped in 2001.

During fiscal year 2002, we experienced an increase in product mix for cable containing multimode fiber (which typically has a higher relative sales price), compared to cable containing single-mode fiber (which typically has a lower relative sales price), when compared to 2001. The percentage of multimode fiber meters shipped to total fiber meters shipped during 2002 was 69.5% compared to 61.5% in 2001; however, the impact of the decreased market demand due to overall economic conditions of the industry outweighed the impact on sales resulting from the change in product mix.

Cable containing multimode fiber is generally used for communications over shorter distances where the higher bandwidth capacity and the higher transmission equipment cost of single-mode fiber is not required. Multimode fiber optic cable is often used in datacom applications. Cable containing single-mode fiber is generally used for communications over longer distances and where higher bandwidth capacity is required. Single-mode fiber optic cable is often used in telecom, CATV and various internet applications.

Net sales increased 3.8% to $60.4 million in fiscal year 2001 from $58.2 million in 2000. This increase was attributable to record net sales during our first and second quarters of fiscal year 2001, substantially offset by lower sales in the third and fourth quarters. The decrease in net sales in the third and fourth quarters resulted from the impact of weak economic conditions on market demand, as the industries we serve significantly reduced or delayed capital spending.

During fiscal year 2001, a decrease in production of cable containing multimode fiber (which typically has a higher relative sales price) was partially offset by an increase in demand for cable containing single-mode fiber (which typically has a lower relative sales price). Total fiber meters shipped increased 9.8% to 218.8 million fiber meters shipped from 199.3 million fiber meters shipped in 2000. This net increase in fiber meters shipped was a result of a 5.2 million decrease in multimode fiber meters shipped and a 24.7 million increase in single-mode fiber meters shipped.

Gross Profit

Gross profit decreased 38.6% to $15.0 million in fiscal year 2002 from $24.4 million in 2001. Gross profit margin, or gross profit as a percentage of net sales, decreased to 35.2% in fiscal year 2002 from 40.4% in 2001, as overall production costs did not decrease at the same relative rate as the decrease in net sales. Although raw material cost per fiber meter shipped decreased during fiscal year 2002 compared to 2001, manufacturing overhead costs, and to a lesser extent labor costs, did not decrease proportionately to the decrease in net sales as lower costs were allocated over even lower volumes. In June 2002, we reduced our workforce by approximately

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

15% in an effort to contain costs, the effect of which we began to see during the fourth quarter of fiscal year 2002.

Gross profit decreased 10.7% to $24.4 million in fiscal year 2001 from $27.3 million in 2000. Gross profit margin decreased to 40.4% in fiscal year 2001 from 47.0% in 2000. This decrease in gross profit margin was primarily attributable to adjustments booked in the fourth quarter of fiscal year 2001 that increased cost of goods sold. These adjustments included a $1.2 million write-down of slow moving and impaired inventory to net realizable value, the disposal of $197,000 of impaired finished goods inventory during the fourth quarter of fiscal year 2001, and adjustments of approximately $1.3 million caused by book to physical variances resulting from year-end physical inventory counts, a substantial portion of which related to work-in-process inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 20.6% to $13.6 million in fiscal year 2002 from $17.1 million in 2001. Selling, general and administrative expenses as a percentage of net sales were 32.0% in fiscal year 2002 compared to 28.3% in 2001. The higher percentage in fiscal year 2002 reflects the fact that net sales for the period decreased 29.5% compared to 2001, while selling, general and administrative expenses only decreased 20.6% compared to 2001. Approximately $1.4 million of the decrease in selling, general and administrative expenses during fiscal year 2002 compared to 2001 is attributable to various non-recurring charges incurred during the fourth quarter of fiscal year 2001, including a $902,000 charge related to settlement with the Equal Employment Opportunity Commission (“EEOC”) for alleged prior discriminatory practices and related complaints, a $411,000 charge to write off deferred costs related to an aborted securities offering previously anticipated during fiscal year 2001 and a $102,000 charge for costs related to a business development project. The remaining portion of the decrease in selling, general and administrative expenses in fiscal year 2002 compared to fiscal year 2001, was substantially attributable to a decrease in sales commissions and shipping costs, bad debt expense and, to a lesser extent, decreases in legal fees (excluding those fees related to the shareholder litigation) during fiscal year 2002.

Selling, general and administrative expenses increased 14.0% to $17.1 million in fiscal year 2001 from $15.0 million in 2000. Selling, general and administrative expenses as a percentage of net sales were 28.3% in fiscal year 2001 compared to 25.8% in 2000. This increase is partly attributable to the approximately $1.4 million in various non-recurring charges incurred during the fourth quarter of fiscal year 2001 noted previously. In addition, legal expenses for fiscal year 2001 totaled $705,000 compared to $250,000 in fiscal year 2000, excluding those fees related to the shareholder litigation. Also contributing to the increase in selling, general and administrative expenses in fiscal year 2001 were higher other professional fees. Bad debt expense for fiscal year 2001 totaled $1.1 million, of which $508,000 related to an increase in the bad debt reserve in the fourth quarter and $419,000 related to one of our distributors that filed for protection from its creditors under the bankruptcy laws in January 2001. By comparison bad debt expense for fiscal year 2000 totaled $2 million, of which $1.8 million related to a specific reserve for estimated uncollectible accounts receivable from that same bankrupt distributor.

Shareholder Litigation Settlement Expense

We recorded a charge during fiscal year 2002 in the amount of $997,000 representing the estimated cost of the settlement of a consolidated shareholder class action lawsuit and related professional fees incurred during fiscal year 2002, net of insurance proceeds. Of the total amount expensed, approximately $320,000 represents the fair value of the warrants to purchase 250,000 shares of our common stock at an exercise price of $4.88 per share to be issued in connection with the settlement of the shareholder litigation. Generally accepted accounting principles require the fair value to be adjusted at each reporting period until such time that the warrants are issued

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

and the underlying shares of common stock to be issued on exercise are registered. Therefore, we will recognize related income or expense in future periods’ statements of operations until the previously noted requirements are met. Such recognized income or expense will be a non-cash item and have no impact on our net cash flow. The warrant expense portion of the accrued shareholder litigation settlement expense is calculated using the Black-Scholes pricing model and, as of October 31, 2002, the closing price of our common stock of $1.84 per share on that day was used in that calculation. The shareholder lawsuit is described in more detail in “Liquidity and Capital Resources” below. Also see “Quantitative and Qualitative Disclosures About Market Risk” below for a discussion of the potential non-cash impact on future financial results. There was no charge related to shareholder litigation in fiscal year 2001 since the first lawsuit was initiated in November 2001.

Other Income (Expense)

Other expense, net decreased to $175,000 in fiscal year 2002 from $11.7 million in 2001. This decrease was primarily due to the cessation of securities trading activity which was conducted at the direction of our former Chairman, President and Chief Executive Officer, the liquidation of our remaining investments in the Nasdaq 100 Trust and the pay off of the outstanding margin borrowings prior to the end of fiscal year 2001. We recognized net losses of $11.4 million in connection with our securities trading activities in fiscal year 2001. Since October 2001, we have held no trading securities in accordance with our current investment policy and had no outstanding margin borrowings. Please see our discussion of trading securities in “Overview” above. Additionally, interest expense decreased $147,000 in fiscal year 2002 compared to 2001.

Other expense, net increased to $11.7 million in fiscal year 2001 from other income, net of $417,000 in 2000. This increase was primarily due to losses on our trading securities. We recognized gains on trading securities, net of $289,000 in fiscal year 2000 compared to losses on trading securities, net of $11.4 million in fiscal year 2001. In addition, in fiscal year 2000, we incurred interest expense of $57,000, compared to $363,000 in fiscal year 2001. Also, interest income was $184,000 lower in fiscal year 2001 when compared to fiscal year 2000.

Income (Loss) Before Income Tax Expense (Benefit)

Income before income tax benefit was $216,000 in fiscal year 2002 whereas we incurred a loss before income tax expense of $4.4 million in 2001. This change was primarily due to the fact that we did not incur trading securities losses during fiscal year 2002 compared to losses totaling $11.4 million on trading securities, net during 2001 and a $3.5 million decrease in selling, general and administrative expenses, partially offset by a $9.4 million decrease in gross profit, largely resulting from the decrease in net sales, and the $997,000 charge related to our settlement of the shareholder litigation in 2002 (described under “Liquidity and Capital Resources” below).

Loss before income tax expense was $4.4 million in fiscal year 2001 compared to income before income tax expense of $12.7 million in 2000. This change was primarily due to the $11.4 million losses on trading securities, net in 2001, the $2.1 million increase in selling, general and administrative expenses in fiscal year 2001 versus 2000, and the $2.9 million decrease in gross profit in fiscal year 2001 versus 2000.

Income Tax Expense (Benefit)

Income tax benefit totaled $68,000 in fiscal year 2002 compared to income tax expense of $2.3 million in 2001. Notwithstanding the income before income taxes during fiscal year 2002, we reported income tax benefit for the year rather than income tax expense, due primarily to the amount and timing of the tax benefits of $119,000 related to our Extraterritorial Income Exclusion which exempts from federal income taxation a portion of the net profit realized from sales outside the United States of products manufactured in the United States and a decrease

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

of $63,000 in our valuation allowance for deferred tax assets. The decrease in our valuation allowance for deferred tax assets is a result of a decrease in the tax rates expected to apply to taxable income in future years.

Income tax expense decreased 48.7% from $4.5 million in fiscal year 2000 to $2.3 million in fiscal year 2001. Notwithstanding the loss before income taxes during fiscal year 2001, we reported income tax expense in fiscal year 2001 rather than an income tax benefit, due to the establishment of a valuation allowance for deferred tax assets in the amount of $4.1 million relating to the capital loss carryforward generated by the sale of our trading securities during fiscal year 2001. As of October 31, 2001, this valuation allowance was established because we believe it is more likely than not that we will not be able to generate future taxable capital gains to realize the benefit of our deferred tax asset related to the capital loss carryforward generated by our securities trading losses. In addition, the capital loss carryforward may be limited due to certain stock ownership changes. In order to fully realize this deferred tax asset, we would need to generate future taxable capital gains of approximately $11.1 million prior to the expiration of the capital loss carryforward in 2006.

Fluctuations in our effective tax rates are due primarily to the amount and timing of the tax benefits related to our Extraterritorial Income Exclusion which exempts from federal income taxation a portion of the net profit realized from sales outside of the United States of products manufactured in the United States.

Net Income (Loss)

Net income totaled $284,000 in fiscal year 2002 compared to a net loss of $6.7 million in 2001. This change was primarily due to the decrease of $11.4 million in trading securities losses, net, the $3.5 million decrease in selling, general and administrative expenses and the $2.4 million change in tax expense, partially offset by a $9.4 million decrease in gross profit and the $997,000 charge related to our settlement of the shareholder litigation.

Net loss totaled $6.7 million in fiscal year 2001 compared to net income of $8.3 million in 2000. This change was primarily due to the $11.4 million in losses on trading securities, net and the $2.1 million increase in selling, general and administrative expenses, the $2.9 million decrease in gross profit, partially offset by the $2.2 million decrease in income tax expense.

Financial Condition

Total assets decreased $10.1 million, or 23.7%, to $32.7 million at October 31, 2002, from $42.8 million at October 31, 2001. This decrease was primarily due to a $2.9 million decrease in trade accounts receivable, net, resulting from the decreased sales volume during fiscal year 2002 as compared to 2001, a $4.7 million decrease in inventories resulting from efforts to manage inventory based on current sales levels, and a $1.3 million decrease in cash, partially offset by an increase in prepaid expenses of $306,000. Prepaid expenses increased during the year primarily as a result of the prepayment of a new directors’ and officers’ insurance policy. The premium is being amortized over the term of the policy.

Total liabilities decreased $10.5 million, or 70.1%, to $4.5 million at October 31, 2002 from $14.9 million at October 31, 2001. This decrease was primarily due to an $8.3 million decrease in current notes payable to our bank under our previous lines of credit and a $2.6 million decrease in accounts payable and accrued expenses and accrued compensation and payroll taxes, partially offset by an increase in accrued shareholder litigation settlement expense of $532,000.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

Total shareholders’ equity at October 31, 2002 increased $339,000 during fiscal year 2002. The increase primarily resulted from net income retained and an increase of $57,000 resulting from the tax benefit of disqualifying disposition of stock options exercised.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements and capital expenditures. Our primary source of capital for these purposes has been cash provided from operations and borrowings under our bank lines of credit described below. As of October 31, 2002, we have no outstanding balance under our bank line of credit. This reflects a net decrease of $8.3 million from the balance outstanding under our previous lines of credit at October 31, 2001.

Our cash totaled $747,000 as of October 31, 2002, a decrease of $1.3 million, compared to $2.1 million as of October 31, 2001. We maintain a sweep account arrangement with our bank, where at the end of each day all of our cash is used to paydown our outstanding note payable to the bank, if any. The decrease in cash for the fiscal year ended October 31, 2002, was primarily due to the repayment of notes payable to bank, net, totaling $8.3 million, partially offset by net cash provided by operating activities of $7.2 million.

We have entered into an amended and restated supply agreement to purchase raw optical fiber from one supplier. Additionally, we have amended a supply agreement to purchase raw optical fiber with a second supplier. While this amended agreement sets forth certain quantities to be purchased for calendar years 2003, 2004 and 2005, it allows carryover of the purchase commitment to future years without penalty in the event the target quantities in any year are not met. Alternative suppliers exist that could provide this material at a similar cost in the event the supplier is unable or unwilling to perform under the contract. See “Contractual Obligations and Commitments” below.

On October 31, 2002, we had working capital of $15.5 million, compared to $14.2 million as of October 31, 2001, an increase of $1.3 million. The ratio of current assets to current liabilities as of October 31, 2002, was 4.6 to 1, compared to 2.0 to 1 as of October 31, 2001. The increase in working capital during fiscal year 2002 was primarily caused by a decrease in notes payable to bank of $8.3 million, reflected entirely as a current liability at October 31, 2001, and a $2.6 million decrease in accounts payable and accrued expenses and accrued compensation and payroll taxes, partially offset by a $1.3 million decrease in cash, a $2.9 million decrease in trade accounts receivable, net, a $4.7 million decrease in inventories and an increase in accrued shareholder litigation settlement expense of $532,000.

Net cash provided by operating activities was approximately $7.2 million in fiscal year 2002, compared to $3.9 million in 2001. Net cash provided by operating activities during fiscal year 2002 primarily resulted from a $2.5 million decrease in trade accounts receivable and a $4.7 million decrease in inventories, partially offset by a $2.2 million decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes). Net cash provided by operating activities was $3.9 million in fiscal year 2001 compared to net cash used in operating activities of $5 million in 2000. Net cash provided by operating activities in fiscal year 2001 was primarily affected by the sale of approximately $18.0 million in trading securities resulting in a net realized loss of $11.4 million, cash provided by operating income, and an increase in accounts payable and accrued expenses and other liabilities of $3.6 million, partially offset by an increase in inventories of $6.5 million and a decrease in the amount payable to investment broker of $5.7 million. For fiscal year 2000, net cash used in operating activities was primarily affected by the net purchase of approximately $18.5 million in trading securities, an increase in trade accounts receivable of $3.1 million, and a decrease in accounts payable and accrued expenses of $1.1 million, partially offset by cash provided by operating income, realized net gains on trading securities of

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

$788,000, a decrease in inventories of $1.2 million and an increase in amounts payable to investment broker of $5.7 million.

Net cash provided by investing activities totaled $17,000 in fiscal year 2002. Net cash generated in investing activities during fiscal year 2002 primarily resulted from $368,000 provided by the receipt of the cash surrender value of a life insurance policy on a former officer, partially offset by $351,000 in purchases of property and equipment. Net cash used in investing activities totaled $2.6 million and $1.4 million for fiscal years 2001 and 2000. Net cash used in investing activities was mainly for expenditures related to facilities and equipment for fiscal years 2001 and 2000. There are no material commitments for capital expenditures as of October 31, 2002.

Net cash used in financing activities was $8.6 million in fiscal year 2002 and $715,000 in 2001. Net cash used in financing activities in fiscal year 2002 was the result of repayments on notes payable to our bank under our lines of credit and payments for financing costs related to our new credit facility. Net cash used in financing activities for the fiscal year 2001 was primarily the result of $9.3 million used to repurchase shares of our common stock, partially offset by an $8.3 million increase in our bank lines of credit. Net cash provided by financing activities for fiscal year 2000 was primarily related to proceeds received from the exercise of employee stock options.

On April 18, 2002, we entered into a new revolving credit facility with Wachovia Bank, National Association (formerly First Union National Bank). The new three-year credit facility provides up to a maximum of $25 million and replaced our previous $9.5 million credit facility. The facility is collateralized by all of our tangible and intangible assets. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to our accounts receivable, inventory and fixed assets. Our ability to access the full amount of the credit facility will depend on the future growth of our borrowing base. As of October 31, 2002, we had no outstanding borrowings under the new credit facility, with approximately $10.4 million unused and available.

The new credit facility bears interest at the prime rate plus three-quarters of 1% (0.75%) per annum (5.5% as of October 31, 2002) and may be reduced by one-quarter of 1% (0.25%) upon meeting certain fixed charge coverage ratio requirements. The facility also provides a LIBOR based rate at our option.

We believe that our cash flow from operations and our credit facility will be adequate to fund our operations for at least the next twelve months.

On September 27, 2000, the Equal Employment Opportunity Commission (“EEOC”) filed a lawsuit under Title VII of the Civil Rights Act against us in the United States District Court for the Western District of Virginia. The lawsuit alleged a pattern or practice of discrimination on the bases of gender and race. The lawsuit sought injunctive and other relief and damages in an unspecified amount. On December 13, 2001, the parties reached an agreement as to the amount of a settlement (subject to final documentation and judicial review and approval). On February 20, 2002, we reached a final settlement of the case and the court issued a Consent Decree setting forth the terms of the settlement. Pursuant to the settlement and Consent Decree: (i) we paid $500,000 on February 22, 2002 and $175,000 on January 7, 2003; (ii) we are required to pay $175,000 in January 2004, to satisfy the gender and race class claims; (iii) we paid an additional $75,000 on February 20, 2002 to one individual specifically named in the complaint; and (iv) we are required to spend at least $75,000 for our planned diversity, recruitment and human resource management programs over the term of the Consent Decree. We recorded a charge in the fourth quarter of fiscal year 2001 in the amount of $902,000 representing $575,000 payable upon entry of the Consent Decree, as well as $327,000 representing the present value at that date of the two equal payments in the amount of $175,000 payable in January 2003 and 2004. During the fiscal year ended October 31, 2002, we recorded accretion of the associated discount as interest expense in the amount of $13,000. The

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

$75,000 used for our planned diversity, recruitment and human resource management programs is being expensed as incurred.

We were named as a defendant in two lawsuits filed in the United States District Court for the Southern District of New York seeking to compel us to authorize our transfer agent to transfer unregistered, restricted stock on our stock ledger. The first suit was filed on October 22, 2001, by Bear, Stearns & Co. Inc. and Bear, Stearns Securities Corporation (collectively, “Bear Stearns”). The second suit was filed on October 26, 2001, by UBS PaineWebber Inc. (“PaineWebber”). In each case, PaineWebber and Bear Stearns sought injunctive relief with respect to our common stock sold by them in the course of liquidating either brokerage accounts or repossessed shares of our former Chairman, President and Chief Executive Officer, to cover personal margin loans made by the brokerage firms to him. Both suits also contained a claim of monetary damages caused by the alleged wrongful refusal by us to authorize the transfers in connection with the liquidations. During the fiscal year ended October 31, 2002, both suits were dismissed. PaineWebber voluntarily dismissed its lawsuit with prejudice, while the Bear Stearns lawsuit was voluntarily dismissed without prejudice.

The Company, our former Chairman, President and Chief Executive Officer, Robert Kopstein, and two other officers and directors, Luke J. Huybrechts and Kenneth W. Harber, were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”). The first class action lawsuit was filed on November 26, 2001, by Charles S. Farrell, Jr., on behalf of himself and others similarly situated. The second class action lawsuit was filed on December 14, 2001, by Lerner Group, on behalf of itself and others similarly situated. The third class action lawsuit was filed on December 27, 2001, by Richard Simone, on behalf of himself and others similarly situated. The fourth class action lawsuit was filed on January 31, 2002, by Charles H. Yeatts, on behalf of himself and others similarly situated. In each of the four suits, the defendants in the actions were the Company, Kopstein and various John Does (unidentified officers and/or directors of the Company during the class period described below). The United States District Court for the Western District of Virginia appointed a group of shareholders as the lead plaintiffs for the Consolidated Suit. In the Consolidated Suit, the plaintiffs purported to represent purchasers of our common stock during the period ranging from June 14, 2000, through September 26, 2001, (the class period), and alleged that the defendants violated Sections 10(b) and 20 of the federal Securities Exchange Act of 1934 in making certain alleged misrepresentations and/or omitting to disclose material facts. The plaintiffs in the Consolidated Suit sought compensatory damages in an unspecified amount, as well as reasonable costs and expenses incurred in the cause of action, including attorneys’ fees and expert fees.

On June 26, 2002, we issued a press release announcing that we reached a tentative agreement to resolve the Consolidated Suit. The settlement provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares (adjusted for the 1-for-8 reverse stock split approved on July 30, 2002) of our common stock at an exercise price per share of $4.88 (adjusted for the 1-for-8 reverse stock split).

On July 22, 2002, the Court entered an Order of Preliminary Approval of the proposed settlement, and on September 23, 2002, the Court entered an Order and Final Judgment, approving the settlement and dismissing the Consolidated Suit with prejudice. The Order and Final Judgment was subject to appeal for 30 days after being entered. Since no appeal was filed with the Court within 30 days, the settlement became final and binding.

We paid $500,000 of the cash portion of the settlement upon preliminary court approval. The second and final installment, totaling $200,000, of the cash portion of the settlement was paid on November 1, 2002. The warrants will be exercisable for five years. We are in the process of registering the shares issuable upon the exercise of the warrants under the Securities Act of 1933, as amended.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

We recorded a charge during fiscal year 2002 in the amount of $997,000 representing the estimated cost of the settlement and related professional fees incurred, net of insurance proceeds. Of the total amount expensed, approximately $320,000 represents the fair value of the warrants to purchase 250,000 shares of the Company’s common stock at an exercise price of $4.88 per share to be issued in connection with the settlement of the shareholder litigation. Generally accepted accounting principles require the fair value to be adjusted at each reporting period until such time that the warrants are issued and the underlying shares of common stock to be issued on exercise are registered. Therefore, the Company will recognize related income or expense in future periods’ statements of operations until the previously noted requirements are met. Such recognized income or expense will be a non-cash item and have no impact on our net cash flow. The warrant expense portion of the accrued shareholder litigation settlement expense is calculated using the Black-Scholes pricing model and, as of October 31, 2002, the closing price of our common stock of $1.84 per share on that day was used in that calculation. See “Quantitative and Qualitative Disclosures About Market Risk” below for a discussion of the potential non-cash impact on future financial results.

On January 3, 2003, Anicom, Inc., a former customer of the Company that is in bankruptcy, filed a complaint against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the Complaint). The Complaint seeks to avoid and recover certain alleged preferential payments in the approximate amount of $1,100,000. We have reviewed the claim with legal counsel and believe it is without merit. We intend to defend this claim vigorously.

From time to time, we are involved in various other claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

At a Special Meeting of Shareholders held on July 30, 2002, our shareholders approved a 1-for-8 reverse stock split of all outstanding shares of common stock and a change in the number of authorized shares of our common stock from 100 million (pre-reverse split) to 50 million. The reverse split was effective at 12:01 a.m. (eastern daylight time) on July 31, 2002, at which time each eight shares of issued and outstanding common stock was converted into one issued and outstanding share of common stock. Fractional shares of stock were not issued as a result of the reverse stock split. Shareholders who would otherwise have received a fractional share of common stock received an equivalent amount of cash in lieu of fractional shares, based on the average closing price of the common stock for the ten trading days prior to, but not including, the effective date of the reverse stock split. All references to share and per share data contained elsewhere in this Annual Report have been retroactively adjusted to reflect the impact of the approved reverse stock split.

On June 14, 2002, we announced the layoff of 28 employees, representing almost 15% of our full-time employees. The reductions included both production and staff positions. The layoffs were part of a company-wide downsizing and resulted in a charge of approximately $110,000 during fiscal year 2002.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary cycles of our customers. For example, an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2000. However, our sales have not followed this pattern in fiscal year 2002 or 2001. In fiscal years 2002 and 2001, approximately 52% and 57% of our net sales occurred during the first half of the fiscal year, respectively, and approximately 48% and 43% of our net sales occurred during the second half

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

of the fiscal year, respectively. This shift in the pattern of our net sales appears to be related to overall economic conditions in the industry.

Contractual Obligations and Commitments

The table below sets forth a summary of our contractual obligations and commitments that will impact our future liquidity:

	Fiscal years ending October 31,
Contractual Obligations and Commitments	2003	2004	2005	2006	Totals
Long-term optical fiber supply agreements	$6,554,000	5,497,000	5,976,000	1,010,000	19,037,000
EEOC settlement	175,000	175,000	—	—	350,000
Shareholder litigation settlement	200,000	—	—	—	200,000

Total	$6,929,000	5,672,000	5,976,000	1,010,000	19,587,000

Long-Term Optical Fiber Supply Agreements

During fiscal year 2001, we entered into separate long-term supply agreements with two raw optical fiber suppliers.

The agreement with the first optical fiber supplier has been amended and replaced with a new agreement which expires on December 31, 2005. The aggregate purchases required under the terms of this amended and restated agreement (subject to certain future market price adjustments) are included in the table above. Additionally, this amended and restated agreement requires that one-half of the Company’s aggregate multimode fiber purchases and one-half of the Company’s aggregate single-mode fiber purchases through December 31, 2005 be purchased from that supplier at market prices.

The agreement with a second optical fiber supplier has also been amended. This amended supply agreement sets forth certain quantities to be purchased for calendar years 2003, 2004 and 2005. However, the amended supply agreement allows us to carry over the purchase commitment of any year to future years without penalty in the event the target quantities in any year are not met; provided, that the aggregate amount of the purchase commitment under the amended supply agreement must be satisfied by December 31, 2005. The aggregate purchases under this second amended supply agreement (subject to certain future market price adjustments) are included in the table above assuming the purchase target quantities are met each year as set forth in the agreement.

Equal Employment Opportunity Commission Settlement

On September 27, 2000, the Equal Employment Opportunity Commission (“EEOC”) filed a lawsuit under Title VII of the Civil Rights Act against us in the United States District Court for the Western District of Virginia. The lawsuit alleged a pattern or practice of discrimination on the bases of gender and race. The lawsuit sought injunctive and other relief and damages in an unspecified amount. On December 13, 2001, the parties reached an agreement as to the amount of a settlement (subject to final documentation and judicial review and approval). On [February 20, 2002, we reached a final settlement of the case with EEOC and the court issued a Consent Decree setting forth the terms of the settlement. Pursuant to the settlement and Consent Decree: (i) we paid $500,000 on February 22, 2002 and $175,000 on January 7, 2003; (ii) we are required to pay $175,000 in January 2004 to satisfy the gender and race class claims; (iii) we paid an additional $75,000 on February 20, 2002 to one individual specifically named in the complaint; and (iv) we are required to spend at least $75,000 for our planned]

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

diversity, recruitment and human resource management programs over the term of the Consent Decree. We recorded a charge in the fourth quarter of fiscal year 2001 in the amount of $902,000 representing $575,000 payable upon entry of the Consent Decree, as well as $327,000 representing the present value of two equal payments in the amount of $175,000 payable in January 2003 and 2004. During the year ended October 31, 2002, we recorded accretion of the associated discount in the amount of $13,000. The $75,000 to be used for our planned diversity, recruitment and human resource management programs are being expensed as incurred, and is not reflected in the Contractual Obligations and Commitments table above.

Shareholder Litigation Settlement

The Company, our former Chairman, President and Chief Executive Officer Robert Kopstein, and two of our officers and directors, Luke J. Huybrechts and Kenneth W. Harber, were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”). On June 26, 2002, we issued a press release announcing that we reached a tentative agreement to resolve the Consolidated Suit. The settlement, provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares (adjusted for the 1-for-8 reverse stock split approved on July 30, 2002) of our common stock at an exercise price of $4.88 per share (adjusted for the 1-for-8 reverse stock split approved on July 30, 2002). On July 22, 2002, the Court entered an Order of Preliminary Approval of the proposed settlement, and on September 23, 2002, the Court entered an Order and Final Judgment, approving the settlement and dismissing the Consolidated Suit with prejudice. The Order and Final Judgment was subject to appeal for 30 days after being entered. Since no appeal was filed with the Court within 30 days, the settlement became final and binding.

We paid $500,000 of the cash portion of the settlement upon preliminary court approval. The second and final installment, totaling $200,000, of the cash portion of the settlement was paid on November 1, 2002. We also have accrued $320,000 related to the estimated expense associated with the fair value of the warrants. Generally accepted accounting principles require the fair value of the warrants to be adjusted at each reporting period until such time that the warrants are issued and the underlying shares of common stock to be issued on exercise are registered. Therefore, the Company will recognize related income or expense in future periods’ statements of operations until the previously noted requirements are met. Such recognized income or expense will be a non-cash item and have no impact on our net cash flow. The warrant expense portion of the accrued shareholder litigation settlement expense is calculated using the Black-Scholes pricing model and, as of October 31, 2002, the closing price of our common stock of $1.84 per share on that day was used in that calculation. See “Quantitative and Qualitative Disclosures About Market Risk” below for a discussion of the potential non-cash impact on future financial results. Because the issuance of the warrants will not have an impact on our future liquidity, this amount has not been reflected in the Contractual Obligations and Commitments table above. Additionally, as of October 31, 2002, we have accrued approximately $11,000 primarily for professional fees incurred through October 31, 2002 in connection with the settlement of the Consolidated Suit. Because these professional fees involve no contractual commitment in connection with the settlement of the Consolidated Suit, this amount has not been reflected in the Contractual Obligations and Commitments table above. Any additional expenses we incur for professional fees related to the settlement will be expensed as incurred, and are not reflected in the Contractual Obligations and Commitments table above.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

Critical Accounting Policies

Revenue Recognition

Revenue is recognized at the time of product shipment or delivery to the customer (including distributors), provided that the customer takes ownership and assumes risk of loss based on shipping terms. Net sales consists of gross sales of products, less discounts, refunds and returns. We estimate sales returns based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. We also provide certain volume incentives, discounts and rebates to our distributors. Payments of any such volume incentives, discounts and rebates are reflected in net sales.

Trade Accounts Receivable and Allowance for Doubtful Accounts

In connection with the sale of our products, we have trade accounts receivable outstanding from our customers at any given time. We review outstanding trade accounts receivable at the end of each quarter and record allowances for doubtful accounts as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total not specifically reviewed. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, we consider the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and our judgment as to the overall collectibility of the receivable from that customer. In addition, we establish an allowance for all receivables that have not been individually reviewed. This general allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on the different age of the receivables. The percentages used are based on our historical experience and our current judgment regarding the state of the economy.

Inventories

Inventories of raw materials and production supplies are stated at the lower of cost (specific identification for optical fibers and first-in, first-out for other raw materials and production supplies) or market. Inventories of work in process and finished goods are stated at average cost, which includes raw materials, direct labor and manufacturing overhead. At the end of each quarter, we review our inventories to ensure they are carried at no more than net realizable value. Individual inventory items are reviewed and adjustments are made based on the age of the inventory and our judgment as to the salability of that inventory.

Long-Lived Assets

Our property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We have no significant intangible assets recorded on our balance sheet.

Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Actual results could differ from these estimates.

Recent Developments

On January 8, 2003, we announced that we named Mr. Charles W. Carson to the newly created position of Senior Vice President of Marketing and Strategy. Mr. Carson joins us from Pirelli, and brings over 19 years of business

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

experience in fiber optic cable. In his new role, Mr. Carson will focus on the development and management of marketing and sales growth strategies.

On January 10, 2003, we repurchased over 21% of our outstanding common shares, no par value, in a privately negotiated transaction. We repurchased the approximately 1.48 million shares of common stock from A.G. Edwards & Sons, Inc. for a price of $2.00 per share. A.G. Edwards & Sons, Inc. held the repurchased shares as security for personal margin loans made to Robert Kopstein, our former Chairman, President and Chief Executive Officer. Although the details of Kopstein’s personal margin loan activities with seven brokerage firms (including A.G. Edwards & Sons, Inc.) are not completely known to us, we believe that after this repurchase no other outstanding common shares remain subject to pledges by Kopstein to brokerage firms making personal margin loans to him. The $2.95 million purchase price for the shares was paid using a combination of borrowings under our credit facility and cash on hand. The unregistered shares will be retired by us and not held as treasury shares. After the repurchase, we have 5.45 million common shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2002, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk, with the exception of the portion of accrued shareholder litigation settlement expense that represents the fair value of the warrants to be issued in connection with the shareholder litigation settlement. As of October 31, 2002, the portion of accrued shareholder litigation settlement expense that represents the fair value of the warrants to purchase 250,000 shares of our common stock at an exercise price of $4.88 per share, to be issued in connection with the shareholder litigation settlement, approximated $320,000. The fair value is calculated using the Black-Scholes pricing model and, as of October 31, 2002, the closing price of our common stock of $1.84 per share on that day was used in the calculation of the warrant expense portion of the accrued shareholder litigation settlement expense. Assuming a 100% increase in the market price of our common stock since October 31, 2002, we estimate the portion of accrued shareholder litigation expense that represents the fair value of the warrants to be issued in connection with the settlement would increase approximately $429,000, or 134%. Assuming a 20% decrease in the market price of our common stock since October 31, 2002, we estimate the portion of accrued shareholder litigation settlement expense that represents the fair value of the warrants to be issued in connection with the shareholder litigation settlement would decrease approximately $75,000 or 24%.

Future Accounting Considerations

In July 2001, the Financial Accounting Standards Board, also known as the FASB, issued Statement of Financial Accounting Standards, referred to as SFAS, No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations. The use of the pooling-of-interests method is prohibited for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and certain intangible assets would no longer be amortized, but rather be tested for impairment annually or whenever an event occurs indicating that the assets may be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Neither standard is expected to have a material effect on our financial position, results of operations or liquidity.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

SFAS No. 143 requires that the fair value of a liability for an asset’s retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, an entity would recognize a gain or loss on settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We are currently evaluating the impact of SFAS No. 143 on our financial position, results of operations and liquidity.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of; however, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management’s ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Early application is encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. We are currently evaluating the impact of SFAS No. 144 on our financial position, results of operations and liquidity.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and Issue No. 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB’s conceptual framework. In contrast, under Issue No. 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We are currently evaluating the impact of SFAS No. 146 on our financial position, results of operations and liquidity.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The application of the transition provisions of SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The application of the disclosure requirements is effective for financial reports for interim periods beginning after December 15, 2002. We are currently evaluating the impact of SFAS No. 148 on our financial position, results of operations and liquidity.

OPTICAL CABLE CORPORATION
Management’s Discussion and Analysis of Results
of Operations and Financial Condition

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We are currently evaluating the impact of FIN No. 45 on our financial position, results of operations and liquidity.

As of December 31, 2002, there are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

OPTICAL CABLE CORPORATION
Balance Sheets
October 31, 2002 and 2001

	October 31,
Assets	2002	2001
Current assets:
Cash	$746,771	$2,087,608
Trade accounts receivable, net of allowance for doubtful accounts of $476,124 in 2002 and $572,853 in 2001	7,795,058	10,678,214
Income taxes refundable	840,013	1,108,007
Other receivables	285,639	371,656
Due from employees, net of allowance for uncollectible advances of $59,078 in 2002 and $70,000 in 2001	31,467	35,018
Inventories	9,412,130	14,084,931
Prepaid expenses	492,201	185,831
Deferred income taxes	180,144	260,709

Total current assets	19,783,423	28,811,974
Other assets, net	261,344	367,469
Property and equipment, net	11,907,567	12,685,053
Deferred income taxes	721,755	933,801

Total assets	$32,674,089	$42,798,297

Liabilities and Shareholders’ Equity
Current liabilities:
Notes payable to bank	$—	$8,271,000
Accounts payable and accrued expenses	2,912,177	5,537,313
Accrued compensation and payroll taxes	859,899	798,203
Accrued shareholder litigation settlement expense	531,643	—

Total current liabilities	4,303,719	14,606,516
Other liabilities	166,383	326,553

Total liabilities	4,470,102	14,933,069

Shareholders’ equity:

Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares in 2002 and 12,500,000 shares in 2001; issued and outstanding 6,928,652 shares in 2002 and 6,928,910 in 2001	55,313	—
Retained earnings	28,148,674	27,865,228

Total shareholders’ equity	28,203,987	27,865,228
Commitments and contingencies

Total liabilities and shareholders’ equity	$32,674,089	$42,798,297

See accompanying notes to financial statements.

OPTICAL CABLE CORPORATION
Statements of Operations
Years ended October 31, 2002, 2001 and 2000

	Years ended October 31,
	2002	2001	2000
Net sales	$42,598,200	$60,405,437	$58,218,994
Cost of goods sold	27,607,192	35,983,719	30,877,688

Gross profit	14,991,008	24,421,718	27,341,306
Selling, general and administrative expenses	13,602,922	17,130,704	15,024,198
Shareholder litigation settlement expense	997,112	—	—

Income from operations	390,974	7,291,014	12,317,108
Other income (expense), net:
Gains (losses) on trading securities, net	—	(11,414,151)	288,667
Interest income	32,418	45,620	230,038
Interest expense	(216,858)	(363,417)	(57,084)
Other, net	9,021	9,201	(45,015)

Other income (expense), net	(175,419)	(11,722,747)	416,606

Income (loss) before income tax expense (benefit)	215,555	(4,431,733)	12,733,714
Income tax expense (benefit)	(67,891)	2,297,466	4,478,656

Net income (loss)	$283,446	$(6,729,199)	$8,255,058

Net income (loss) per share:
Basic	$0.04	$(0.96)	$1.17

Diluted	$0.04	$(0.96)	$1.16

See accompanying notes to financial statements.

OPTICAL CABLE CORPORATION
Statements of Shareholders’ Equity
Years ended October 31, 2002, 2001 and 2000

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 1999	7,015,176	$4,487,882	$28,359,193	$32,847,075

Exercise of employee stock options ($30.88 per share)	33,542	1,036,916	—	1,036,916
Restricted stock award ($50.00 per share)	281	14,063	—	14,063
Tax benefit of disqualifying disposition of stock options exercised	—	1,354,718	—	1,354,718
Net income	—	—	8,255,058	8,255,058

Balances at October 31, 2000	7,048,999	6,893,579	36,614,251	43,507,830

Exercise of employee stock options ($16.56 per share)	17,805	295,261	—	295,261
Restricted stock award ($50.00 per share)	94	4,687	—	4,687
Stock-based compensation	—	5,593	—	5,593
Tax benefit of disqualifying disposition of stock options exercised	—	62,749	—	62,749
Repurchase of common stock (at cost)	(137,988)	(7,261,869)	(2,019,824)	(9,281,693)
Net loss	—	—	(6,729,199)	(6,729,199)

Balances at October 31, 2001	6,928,910	—	27,865,228	27,865,228

Stock-based compensation	—	(1,377)	—	(1,377)
Tax benefit of disqualifying disposition of stock options exercised	—	57,412	—	57,412
Cash payment for fractional shares	(258)	(722)	—	(722)
Net income	—	—	283,446	283,446

Balances at October 31, 2002	6,928,652	$55,313	$28,148,674	$28,203,987

See accompanying notes to financial statements.

OPTICAL CABLE CORPORATION
Statements of Cash Flows
Years ended October 31, 2002, 2001 and 2000

	Years ended October 31,
	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$283,446	$(6,729,199)	$8,255,058
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	1,155,807	1,058,489	841,646
Bad debt expense	410,425	1,052,447	2,018,128
Deferred income tax expense (benefit)	292,611	(429,930)	(737,717)
Loss on disposal of property and equipment	—	—	7,807
Tax benefit of disqualifying disposition of stock options exercised	57,412	62,749	1,354,718
Stock-based compensation expense (benefit)	(1,377)	10,280	14,063
Unrealized losses on trading securities, net	—	—	499,755
(Increase) decrease in trading securities	—	17,982,830	(18,482,585)
Increase (decrease) in payable to investment broker related to securities trading	—	(5,658,574)	5,658,574
(Increase) decrease in:
Trade accounts receivable	2,472,731	(303,139)	(3,051,328)
Income taxes refundable	267,994	54,111	(1,162,118)
Other receivables	86,017	(9,656)	(81,781)
Due from employees	3,551	(102,128)	5,210
Inventories	4,672,801	(6,512,778)	1,182,270
Prepaid expenses	(306,370)	(73,037)	(6,258)
Other assets	(8,339)	—	—
Increase (decrease) in:
Accounts payable and accrued expenses and other liabilities	(2,226,166)	3,578,276	(1,053,960)
Accrued compensation and payroll taxes	61,696	(49,369)	154,894
Income taxes payable	—	—	(421,803)

Net cash provided by (used in) operating activities (including securities trading)	7,222,239	3,931,372	(5,005,427)

Cash flows from investing activities:
Purchase of property and equipment	(350,659)	(2,481,696)	(1,298,717)
Increase in cash surrender value of life insurance	—	(105,532)	(90,554)
Receipt of cash surrender value of life insurance	367,469	—	—
Advances on note receivable from former officer	—	500,000	—
Collection from note receivable from former officer	—	(500,000)	—

Net cash provided by (used in) investing activities	16,810	(2,587,228)	(1,389,271)

Cash flows from financing activities:
Proceeds from (repayments of) notes payable to bank, net	(8,271,000)	8,271,000	—
Payments for financing costs	(308,164)	—	—
Cash payment for fractional shares	(722)	—	—
Repurchase of common stock	—	(9,281,693)	—
Proceeds from exercise of employee stock options	—	295,261	1,036,916

Net cash provided by (used in) financing activities	(8,579,886)	(715,432)	1,036,916

Net increase (decrease) in cash and cash equivalents	(1,340,837)	628,712	(5,357,782)
Cash and cash equivalents at beginning of year	2,087,608	1,458,896	6,816,678

Cash and cash equivalents at end of year	$746,771	$2,087,608	$1,458,896

Supplemental disclosure of cash flow information:
Cash payments for interest	$148,456	$320,750	$57,084

Income taxes paid	$185,190	$2,610,536	$5,445,576

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$17,910	$58,650	$252,176

See accompanying notes to financial statements.

OPTICAL CABLE CORPORATION
Notes to Financial Statements
Years ended October 31, 2002, 2001 and 2000

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation (the Company) manufactures and markets a broad range of tight-buffer fiber optic cables for high bandwidth transmission of data, video and audio communications over short to moderate distances. The Company utilizes a tight-buffer coating process that protects each optical fiber. The Company’s fiber optic cables are sold nationwide and in over 50 foreign countries. Also see note 8.

(b)	Cash and Cash Equivalents

The Company maintained its primary cash accounts at one commercial bank located in Virginia during 2002 and two commercial banks located in Virginia during 2001. Accounts in these banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 2002 and 2001, the Company had bank deposits in excess of $100,000 totaling $645,096 and $1,795,243, respectively.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2002 and 2001, the Company had no cash equivalents.

(c)	Trading Securities

In January 2000, the Company, at the direction of its former Chairman, President and Chief Executive Officer, began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. Short-term margin borrowings payable to an investment broker were used to finance our position in these trading securities. The Company’s active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, the Company sold all of its remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. The Company’s Board of Directors has adopted an Investment Objectives and Guidelines policy, in which it states that the Company will make no additional cash investments in the above-mentioned Nasdaq 100 Trust or in stocks of other companies. The Company’s Investment Objectives and Guidelines policy also states that any future investments will be in U.S. dollar denominated short-term, interest-bearing, investment-grade securities.

Trading securities, consisting of shares in the Nasdaq 100 Trust, were recorded at fair value, which was based on quoted market prices. Purchases and sales of trading securities were recognized on a trade-date basis, the date the order to buy or sell was executed. The Company’s trading securities were bought and held principally for the purpose of selling them in the near term. In addition to realized gains and losses, unrealized holding gains and losses for trading securities were included in net income (loss). The amount of net unrealized holding loss that was included in net income for the year ended October 31, 2000 was $499,755. Net realized gains or losses were determined on the first-in, first-out cost method.

As of October 31, 2000, the Company had short-term margin borrowings payable to an investment broker related to the trading securities. The margin account incurred interest at rates ranging from the

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

Call Money rate plus .025% to the Call Money rate plus 2.50%, depending on the outstanding balance of margin borrowings.

In fiscal year 2000, the Company recognized realized and unrealized net gains on trading securities of $288,667 and incurred interest expense on margin borrowings of $57,084. Subsequent to October 31, 2000, the Company continued to purchase and sell shares in the Nasdaq 100 Trust and during this period, the fair value of those shares continued to decline substantially resulting in the sale of some of the trading securities to meet margin calls. The Company’s last purchase of shares in the Nasdaq 100 Trust was on May 14, 2001. On October 3, 2001, the Company sold all of its remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings as part of a policy to invest future excess funds only in short-term interest-bearing investments. In fiscal year 2001, the Company recognized realized net losses on trading securities of $11,414,151 and incurred interest expense on margin borrowings of $304,595.

(d)	Inventories

Inventories of raw materials and production supplies are stated at the lower of cost (specific identification for optical fibers and first-in, first-out for other raw materials and production supplies) or market. Inventories of work in process and finished goods are stated at average cost, which includes raw materials, direct labor and manufacturing overhead. Also see note 3.

(e)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty-nine years for buildings and improvements and three to seven years for machinery and equipment and furniture and fixtures. Also see note 4.

External direct costs of materials and services consumed in developing or obtaining internal use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to an internal use computer software project, to the extent of the time spent directly on the project; and interest costs incurred when developing computer software for internal use are capitalized. The Company has included such costs capitalized during the year ended October 31, 2002 totaling $34,520 in construction in progress.

(f)	Revenue Recognition

Revenue is recognized at the time of product shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms.

(g)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sale transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,565,000, $2,155,000 and $1,948,000 are included in selling, general and administrative expenses for the years ended October 31, 2002, 2001 and 2000, respectively.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Also see note 9.

(i)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j)	Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed plan stock options granted to employees, including stock option grants to outside members of the Board of Directors. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. The Company applies the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, for nonemployee stock option grants. Also see note 7.

(k)	Net Income (Loss) Per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, as adjusted for the 1-for-8 reverse stock split approved on July 30, 2002 (see note 12). Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. Also see note 11.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(l)	Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Enterprises that have no items of other comprehensive income in any period presented are excluded from the scope of this Statement. The Company has no items of other comprehensive income in any period presented.

(m)	Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(n)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2002, 2001 and 2000 follows:

	Years ended October 31,
	2002	2001	2000
Balance at beginning of year	$572,853	$1,909,069	$316,000
Bad debt expense	410,425	982,447	2,018,128
Losses charged to allowance	(507,949)	(2,327,753)	(453,049)
Recoveries added to allowance	795	9,090	27,990

Balance at end of year	$476,124	$572,853	$1,909,069

One of the Company’s two major distributors filed for protection from its creditors under bankruptcy laws in January 2001. As of October 31, 2000, the Company specifically reserved approximately $1,772,000 for estimated uncollectible accounts receivable from this distributor. As of January 31, 2001, the Company wrote off that $1,772,000 reserve, as well as an additional bad debt reserve related to this distributor of approximately $419,000 incurred during the first quarter of fiscal year 2001, for a total write-off of approximately $2,191,000 for estimated uncollectible accounts receivable from this distributor for the year ended October 31, 2001. There were no net sales attributed to this distributor subsequent to the first quarter of fiscal year 2001. Also see note 8.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(3)	Inventories

Inventories as of October 31, 2002 and 2001 consist of the following:

	October 31,
	2002	2001
Finished goods	$4,329,080	$4,328,379
Work in process	1,399,575	3,064,975
Raw materials	3,616,306	6,641,985
Production supplies	67,169	49,592

	$9,412,130	$14,084,931

During fiscal year 2001, the Company entered into separate long-term supply agreements with two raw optical fiber suppliers. The aggregate purchases related to these agreements totaled approximately $6.7 million and $9.5 million for the years ended October 31, 2002 and 2001, respectively.

The agreement with the first optical fiber supplier has been amended and replaced with a new agreement which expires on December 31, 2005. The aggregate purchases required under the terms of this amended and restated agreement (subject to certain future market price adjustments) are included in the table below. Additionally, this amended and restated supply agreement requires that one-half of the Company’s aggregate multimode fiber purchases and one-half of the Company’s aggregate single-mode fiber purchases through December 31, 2005 be purchased from this first supplier at market prices.

The agreement with the second optical fiber supplier has also been amended. This amended supply agreement sets forth certain quantities to be purchased for calendar years 2003, 2004 and 2005. However, the amended supply agreement allows us to carryover the purchase commitment of any year to future years without penalty in the event the target quantities in any year are not met; provided that the aggregate amount of the purchase commitment under the amended supply agreement must be satisfied by December 31, 2005. The aggregate purchases under this second amended supply agreement (subject to certain future market price adjustments) are included in the table below assuming the purchase target quantities are met each year as set forth in the agreement.

The aggregate purchases required related to the two amended supply agreements for each of the fiscal years subsequent to October 31, 2002 are approximated as follows (subject to certain future market price adjustments and assuming the annual target purchase quantities related to the second supply agreement are met):

Fiscal year ending October 31,	Amount
2003	$6,554,000
2004	5,497,000
2005	5,976,000
2006	1,010,000

Total	$19,037,000

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2002 and 2001 consists of the following:

	October 31,
	2002	2001
Land	$2,745,327	$2,745,327
Building and improvements	6,904,482	6,896,842
Machinery and equipment	9,397,266	9,141,835
Furniture and fixtures	806,329	794,418
Construction in progress	34,937	—

Total property and equipment, at cost	19,888,341	19,578,422
Less accumulated amortization and depreciation	(7,980,774)	(6,893,369)

Property and equipment, net	$11,907,567	$12,685,053

As of October 31, 2002 and 2001, machinery and equipment totaling $1,030,022 and $948,062, respectively, represents machinery and equipment purchased for expansion in 2001, which is ready for service but has not yet been placed into service due to a reduction in product demand.

(5)	Notes Payable to Bank

Under a loan agreement with its bank dated March 10, 1999, and amended on October 30, 2001, the Company had a $5 million secured revolving line of credit and a $4.5 million secured revolving line of credit. As of October 31, 2001, the Company had combined outstanding borrowings under these lines of credit in the amount of $8,271,000, with $1,229,000 unused and available.

The lines of credit bore interest at 1.50% above the monthly LIBOR rate (3.79% as of October 31, 2001) and were equally and ratably collateralized by the Company’s accounts receivable, contract rights, inventory, furniture and fixtures, machinery and equipment and general intangibles.

On April 18, 2002, the Company entered into a new revolving credit facility with Wachovia Bank, National Association (formerly First Union National Bank). The new three-year credit facility provides up to a maximum of $25 million and replaced the Company’s previous $9.5 million credit facility described above. The facility is collateralized by all of the Company’s tangible and intangible assets. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to the Company’s accounts receivable, inventory and fixed assets. The Company’s ability to access the full amount of the credit facility depends on the future growth of the Company’s borrowing base. As of October 31, 2002, the Company had no outstanding borrowings under the new credit facility, with $10,389,380 unused and available.

The new credit facility bears interest at three-quarters of 1% (0.75%) per annum above the prime rate (5.5% as of October 31, 2002) and may be reduced by one-quarter of 1% (0.25%) upon meeting certain fixed charge coverage ratio requirements. The facility also provides a LIBOR based rate at the Company’s option.

In connection with obtaining the new credit facility described above, the Company incurred various costs totaling $308,164. These financing costs have been deferred and are included in other assets, net in the accompanying balance sheet as of October 31, 2002. These deferred financing costs are being amortized to interest expense using the straight-line method over the life of the credit facility, which approximates the effective interest method.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(6)	Related Party Transactions

During the year ended October 31, 2002, the Company paid $17,550 to a member of the audit committee of the board of directors for consulting services. An additional $17,910 related to these consulting services was accrued as of October 31, 2002.

From February 1, 1995 through October 31, 2001, the Company had entered into employment agreements with the individual who was the Company’s former Chairman, President and Chief Executive Officer and its previously sole shareholder, which typically had a term of less than two years. Annual compensation under the agreements consisted of a base salary equal to 1% of the previous fiscal year’s net sales and a sales commission or incentive bonus of 1% of any increase between the current fiscal year’s net sales and the prior fiscal year’s net sales. The Company calculated and paid this individual’s incentive bonus on a monthly basis by comparing the prior month’s net sales with the net sales for the corresponding month in the prior fiscal year. Such calculations were not cumulative, so, depending on monthly net sales fluctuations during any given fiscal year, the individual might receive monthly incentive bonuses with respect to net sales increases in certain months even though annual cumulative net sales decreased when compared to the prior fiscal year. Compensation under this arrangement, which terminated on October 31, 2001, amounted to $681,546 and $586,981 for the years ended October 31, 2001 and 2000, respectively.

Upon the recommendation of the independent Special Committee of its Board of Directors (the Special Committee), the Board of Directors removed this individual as the Company’s Chairman, President and Chief Executive Officer on December 3, 2001. Also see note 13.

During the year ended October 31, 2001, the Company paid $90,000 to Serendipity Motorsports, a company owned by the daughter of the Company’s former Chairman, President and Chief Executive Officer. The payments were for the sponsorship of a NASCAR Goody’s Dash Series Team involving a race car driven by the daughter.

(7)	Employee Benefits

Through December 31, 2000, the Company maintained an independently administered self-insurance program that provided health insurance coverage for employees and their dependents on a cost-reimbursement basis. Under the program, the Company was obligated for claims payments. Effective January 1, 2001, the Company no longer independently administers the health insurance coverage, but has contracted for insurance coverage with a third-party administrator. During the years ended October 31, 2002, 2001 and 2000, total expense of $1,223,403, $1,682,107 and $925,347, respectively, was incurred under the Company’s current insured and previous self-insured health care program.

The Company has adopted a 401(k) retirement savings plan. To become eligible for the plan, an employee must complete at least six months of service and be at least 21 years of age. Employees are eligible to enter the plan on January 1 or July 1 each year. Effective January 1, 2002, participants less than 50 years of age can contribute up to $11,000 of their annual compensation on a pretax basis and participants 50 years of age or older can contribute up to $12,000 of their annual compensation on a pretax basis. Prior to January 1, 2002, the plan allowed participants to contribute through salary reduction up to 7% of their annual compensation on a pretax basis. Company matching contributions are two dollars for every one dollar contributed by an employee up to 4% of the employees’ annual compensation. The Company made matching contributions to the plan of $437,132, $454,825 and $406,934 for the years ended October 31, 2002, 2001 and 2000, respectively.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

The Company adopted on March 1, 1996 a stock incentive plan which is called the Optical Cable Corporation 1996 Stock Incentive Plan (the Plan). The Plan is intended to provide a means through the use of stock incentives that the Company can increase the personal financial interest employees have in the success of the Company, thereby stimulating the efforts of these employees and strengthening their desire to remain with the Company. The Company has reserved 750,000 shares of common stock for issuance pursuant to incentive awards under the Plan. As of October 31, 2002, there were approximately 257,000 additional shares available for grant under the Plan. The options have terms ranging from 4 to 10 years, and generally vest 25% after two years, 50% after three years, 75% after four years and 100% after five years or in equal quarterly installments over five years, with certain option grants vesting in equal monthly installments over four years.

The per share weighted-average estimated fair value of stock options granted during 2002 was $6.97 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no expected cash dividend yield, risk-free interest rate of 5.15%, expected volatility of 134.6% and an expected life of 9 years. The per share weighted-average estimated fair value of stock options granted during 2001 was $33.76 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no expected cash dividend yield, risk-free interest rate of 5.57%, expected volatility of 106.8% and an expected life of 4.87 years. No new stock options were granted during the fiscal year ended October 31, 2000; however, certain replacement options were granted as described below.

Additionally, during 2002 the Board of Directors approved grants of stock options outside of the Plan to purchase a total of 3,122 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of the grant. These grants were made to those outside members of the Board of Directors who had not served as an executive officer of the Company during the past year. These options vest monthly over one year. The per share estimated fair value of stock options granted to these outside members of the Board of Directors was $6.87 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected cash dividend yield, risk-free interest rate of 5.34%, expected volatility of 133.6% and an expected life of 9 years.

The Company applies APB Opinion No. 25 in accounting for employee stock option grants, including stock option grants to outside members of the Board of Directors, and accordingly, no compensation cost has been recognized for such stock options granted in the financial statements. Had compensation cost for employee stock option grants, including stock option grants to outside members of the Board of Directors, been determined consistent with SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been reduced to the SFAS No. 123 pro forma amounts indicated below:

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

	Years ended October 31,
	2002	2001	2000
Net income (loss):
As reported	$283,446	$(6,729,199)	$8,255,058

Pro forma	$(292,782)	$(7,295,776)	$7,911,830

Net income (loss) per share:
Basic:
As reported	$0.04	$(0.96)	$1.17

Pro forma	$(0.04)	$(1.04)	$1.12

Diluted:
As reported	$0.04	$(0.96)	$1.16

Pro forma	$(0.04)	$(1.04)	$1.12

Stock option activity for the years ended October 31, 2002, 2001 and 2000 is as follows:

	Number of shares	Weighted-average exercise price
Balance at October 31, 1999	88,903	$34.24
Replacement options issued	188	58.00
Exercised	(33,542)	30.88
Forfeited	(1,924)	48.16

Balance at October 31, 2000	53,625	36.24
Granted	93,750	60.32
Exercised	(17,805)	16.56
Forfeited	(2,875)	82.08

Balance at October 31, 2001	126,695	55.76
Granted	347,935	7.43
Exercised	—	—
Forfeited	(59,322)	21.73

Balance at October 31, 2002	415,308	$20.13

At October 31, 2002, the number, weighted-average exercise price and weighted-average remaining contractual life of outstanding options and the number and weighted-average exercise price of options currently exercisable are as follows:

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted-average exercise price	Remaining contractual life	Number of options	Weighted-average exercise price
	(in years)
$4.64	5,000	$4.64	9.61	500	$4.64
$7.12 – $10.00	328,228	$7.73	9.28	56,725	$7.92
$13.36	9,338	$13.36	3.33	9,338	$13.36
$59.36 – $85.50	72,742	$78.00	4.13	20,862	$59.36

Included in the 93,750 options granted during the fiscal year ended October 31, 2001 were 12,500 options to nonemployee sales representatives. The Company recorded compensation expense (benefit) of $(1,377) and $5,593 related to these options for the fiscal years ended October 31, 2002 and 2001, respectively.

No new stock options were granted during the fiscal year ended October 31, 2000. However, prior stock options granted have a replacement feature contained in the original terms of the award, whereby the participant automatically receives a replacement option to purchase additional shares of the Company’s common stock equal to the number of shares surrendered, if any, to the Company by the participant in payment of the exercise price with respect to stock options exercised. Replacement options were issued under this replacement feature during the fiscal year ended October 31, 2000.

(8)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting. In addition, the Company’s fiber optic cable products are similar in nature. Therefore, the Company has disclosed enterprise-wide information about geographic areas and major customers below.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2002 and 2001 have been adequately provided for in the financial statements. As of October 31, 2002 and 2001, there were no significant amounts receivable from any one customer other than those described below.

No single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2002. As of October 31, 2002, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

For the year ended October 31, 2001, 13.6% or approximately $8,213,000 of net sales were attributable to one major domestic distributor. Subsequent to October 31, 2001, this distributor advised the Company that it will no longer stock the Company’s product line as part of its regular product offering. The related trade accounts receivable for this distributor as of October 31, 2001 totaled approximately $1,916,000. No other single customer accounted for more than 10% of net sales for the year ended October 31, 2001. As of October 31, 2001, no other single customer had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

For the year ended October 31, 2000, 28.0% or approximately $16,241,000 of net sales were attributable to two major domestic distributors (12.5% or approximately $7,246,000 to one of these major distributors and 15.5% or approximately $8,995,000 to the other major distributor that filed for protection from its creditors under the bankruptcy laws in January 2001). The combined related trade accounts receivable for these

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

distributors as of October 31, 2000 totaled approximately $3,468,000. The Company specifically reserved $1,772,000 for estimated uncollectible accounts receivable from the one of these major distributors that filed for protection from its creditors under the bankruptcy laws in January 2001 (see note 2). No other single customer accounted for more than 10% of net sales for the year ended October 31, 2000. As of October 31, 2000, no other single customer had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

For the years ended October 31, 2002, 2001 and 2000, approximately 77%, 77% and 79%, respectively, of net sales were from customers located in the United States, while approximately 23%, 23% and 21%, respectively, were from international customers. Net sales attributable to the United States and all foreign countries in total for the years ended October 31, 2002, 2001 and 2000 were as follows:

	Years ended October 31,
	2002	2001	2000
United States	$32,706,256	46,342,042	$45,878,300
All foreign countries in total	9,891,944	14,063,395	12,340,694

Total net sales	$42,598,200	$60,405,437	$58,218,994

No individual foreign country accounted for more than 10% of total net sales in fiscal years 2002, 2001 or 2000. In addition, none of the Company’s long-lived assets are located outside the United States.

(9)	Income Taxes

Total income tax expense (benefit) for the years ended October 31, 2002, 2001 and 2000 were allocated as follows:

	Years ended October 31,
	2002	2001	2000
Income from operations	$(67,891)	$2,297,466	$4,478,656
Shareholders’ equity, for disqualifying
disposition of stock options exercised	(57,412)	(62,749)	(1,354,718)

	$(125,303)	$2,234,717	$3,123,938

Income tax expense (benefit) attributable to income from operations for the years ended October 31, 2002, 2001 and 2000 consists of:

Fiscal year ended October 31, 2002	Current	Deferred	Total
U.S. Federal	$(261,254)	$240,467	$(20,787)
State	(99,248)	52,144	(47,104)

Totals	$(360,502)	$292,611	$(67,891)

Fiscal year ended October 31, 2001	Current	Deferred	Total
U.S. Federal	$2,458,680	$(381,647)	$2,077,033
State	268,716	(48,283)	220,433

Totals	$2,727,396	$(429,930)	$2,297,466

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

Fiscal year ended October 31, 2000	Current	Deferred	Total
U.S. Federal	$4,667,627	$(658,506)	$4,009,121
State	548,746	(79,211)	469,535

Totals	$5,216,373	$(737,717)	$4,478,656

Reported income tax expense (benefit) for the years ended October 31, 2002, 2001 and 2000 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 35% to income (loss) before income tax expense (benefit), as follows:

	Years ended October 31,
	2002	2001	2000
“Expected” tax expense (benefit)	$75,444	$(1,551,107)	$4,456,800
Increase (reduction) in income tax expense resulting from:
Benefits from Extraterritorial Income Exclusion and Foreign Sales Corporation	(119,213)	(155,846)	(201,098)
State income taxes, net of federal benefit (expense)	2,191	(145,804)	295,853
Increase (decrease) in the valuation allowance for deferred tax assets	(62,604)	4,059,822	—
Other differences, net	36,291	90,401	(72,899)

Reported income tax expense (benefit)	$(67,891)	$2,297,466	$4,478,656

The significant components of deferred income tax expense (benefit) attributable to income from operations for the years ended October 31, 2002, 2001 and 2000 are as follows:

	Years ended October 31,
	2002	2001	2000
Deferred tax expense (benefit) (exclusive of the effects of the other component below)	$355,215	$(4,489,752)	$(737,717)
Increase (decrease) in the valuation allowance for deferred tax assets	(62,604)	4,059,822	—

	$292,611	$(429,930)	$(737,717)

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2002 and 2001 are presented below:

	October 31,
	2002	2001
Deferred tax assets:
Accounts receivable, due to allowance for doubtful accounts and allowance for sales returns	$244,571	$561,400
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	710,359	527,770
Capital loss carryforward and unrealized net loss on trading securities	3,997,218	4,059,822
Liabilities recorded for loss contingencies, deductible for tax purposes when paid	345,141	413,002
Other	16,089	50,160

Total gross deferred tax assets	5,313,378	5,612,154
Less valuation allowance	(3,997,218)	(4,059,822)

Net deferred tax assets	1,316,160	1,552,332
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(311,582)	(222,130)
Other receivables, due to accrual for financial reporting purposes	(102,679)	(135,692)

Total gross deferred tax liabilities	(414,261)	(357,822)

Net deferred tax asset	$901,899	$1,194,510

As of October 31, 2002 and 2001, the Company has assessed the realizability of its deferred tax asset relating to the capital loss carryforward generated by the sale of the Company’s trading securities during the fiscal year ended October 31, 2001. The Company has determined that it is more likely than not that this deferred tax asset totaling $3,997,218 as of October 31, 2002 and $4,059,822 as of October 31, 2001, will not be realized. In addition, the capital loss carryforward may be limited due to certain stock ownership changes. Accordingly, the Company has recorded a valuation allowance for deferred tax assets in the amount of $3,997,218 as of October 31, 2002 and $4,059,822 as of October 31, 2001. A decrease in the valuation allowance of $62,604 is included in income tax benefit for the fiscal year ended October 31, 2002 and an increase in the valuation allowance of $4,059,822 is included in income tax expense for the fiscal year ended October 31, 2001. In order to fully realize this deferred tax asset, the Company would need to generate future taxable capital gains of approximately $11.1 million prior to the expiration of the capital loss carryforward in 2006.

Based on the Company’s historical and projected pretax earnings, management believes that it is more likely than not that the Company’s other deferred tax assets will be realized.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(10)	Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, trade accounts receivable, other receivables, notes payable to bank, and accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments, with the exception of the portion of accrued shareholder litigation settlement expense that represents the fair value of the warrants to be issued in connection with the shareholder litigation settlement. The fair value of this accrual is calculated using the Black-Scholes pricing model. The fair value for other noncurrent liabilities is estimated by discounting the future cash flows at an estimated interest rate of similar instruments of comparable maturities and approximates the carrying amount reported in the balance sheet.

(11)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

Fiscal year ended October 31, 2002	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$283,446	6,928,845	$0.04

Effect of dilutive stock options	—	457

Diluted net income per share	$283,446	6,929,302	$0.04

Fiscal year ended October 31, 2001	Net loss (numerator)	Shares (denominator)	Per share amount
Basic net loss per share	$(6,729,199)	7,019,547	$(0.96)

Effect of dilutive stock options	—	23,705

Diluted net loss per share	$(6,729,199)	7,043,252	$(0.96)

Fiscal year ended October 31, 2000	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$8,255,058	7,038,335	$1.17

Effect of dilutive stock options	—	56,438

Diluted net income per share	$8,255,058	7,094,773	$1.16

Stock options that could potentially dilute net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share (because to do so would have been antidilutive for the periods presented) totaled 410,311 and 60,000 for the years ended October 31, 2002 and 2001, respectively. No such antidilutive stock options existed with respect to diluted net income per share calculation for the year ended October 31, 2000.

(12)	Shareholders’ Equity

At a Special Meeting of Shareholders held on July 30, 2002, the Company’s shareholders approved a 1-for-8 reverse stock split of all outstanding shares of common stock and a change in the number of authorized shares of the Company’s common stock from 100 million (pre-reverse split) to 50 million. The reverse split was effective at 12:01 a.m. (eastern daylight time) on July 31, 2002, at which time each eight

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

shares of issued and outstanding common stock was converted into one issued and outstanding share of common stock. Fractional shares of stock were not issued as a result of the reverse stock split. Shareholders who would otherwise have received a fractional share of common stock received an equivalent amount of cash in lieu of fractional shares, based on the average closing price of the common stock for the ten trading days prior to, but not including, the effective date of the reverse stock split. All references to share and per share data contained elsewhere in this annual report have been retroactively adjusted to reflect the impact of the approved reverse stock split.

On November 2, 2001, the Board of Directors of the Company adopted a new Shareholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right (a Right) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group who is deemed an Acquiring Person as defined in the Rights Plan acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group who is deemed an Acquiring Person has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of the acquiring company’s common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to buy one one-thousandth of a Series A preferred share (Preferred Share), at an exercise price of $200, subject to adjustment. Each Preferred Share will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of common stock. The Rights will expire on November 2, 2011, unless the date is extended or unless the Rights are earlier redeemed or exchanged at the option of the Board of Directors for $0.0001 per Right. Generally, each share of common stock issued after November 5, 2001 will have one Right attached. The adoption of the Rights Plan has no impact on the financial position or results of operations of the Company.

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

(13)	Contingencies

On September 27, 2000, the Equal Employment Opportunity Commission (EEOC) filed a lawsuit under Title VII of the Civil Rights Act against the Company in the United States District Court for the Western District of Virginia. The lawsuit alleged a pattern or practice of discrimination on the bases of gender and race. The lawsuit sought injunctive and other relief and damages in an unspecified amount. On December 13, 2001, the parties reached an agreement as to the amount of a settlement (subject to final documentation and judicial review and approval). On February 20, 2002, the Company reached a final settlement of the case and the court issued a Consent Decree setting forth the terms of the settlement. Pursuant to the settlement and Consent Decree: (i) the Company paid $500,000 on February 22, 2002 and $175,000 on January 7, 2003; (ii) the Company is required to pay $175,000 in January 2004, to satisfy the gender and race class claims; (iii) the Company paid an additional $75,000 on February 20, 2002 to one individual specifically named in the complaint; and (iv) the Company is required to spend at least $75,000 for the Company’s planned diversity, recruitment and human resource management programs over the term of the Consent Decree. The Company recorded a charge in the fourth quarter of fiscal year 2001 in the amount of $901,553 representing $575,000 payable upon entry of the Consent Decree, as well as

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

$326,553 representing the present value of two equal payments in the amount of $175,000 payable in January 2003 and 2004. During the year ended October 31, 2002, the Company recorded accretion of the associated discount as interest expense in the amount of $13,243. The $75,000 used for the Company’s planned diversity, recruitment and human resource management programs are being expensed as incurred.

The Company was named as a defendant in two lawsuits filed in the United States District Court for the Southern District of New York seeking to compel the Company to authorize its transfer agent to transfer unregistered, restricted stock on the Company’s stock ledger. The first suit was filed on October 22, 2001, by Bear, Stearns & Co. Inc. and Bear, Stearns Securities Corporation (collectively, “Bear Stearns”). The second suit was filed on October 26, 2001, by UBS PaineWebber Inc. (“PaineWebber”). In each case, PaineWebber and Bear Stearns sought injunctive relief with respect to common stock of the Company sold by them in the course of liquidating either brokerage accounts or repossessed shares of the former Chairman, President and Chief Executive Officer, to cover personal margin loans made by the brokerage firms to him. Both suits also contained a claim of monetary damages caused by the alleged wrongful refusal by the Company to authorize the transfers in connection with the liquidations. During the fiscal year ended October 31, 2002, both suits were dismissed. PaineWebber voluntarily dismissed its lawsuit with prejudice, while the Bear Stearns lawsuit was voluntarily dismissed without prejudice.

The Company, the Company’s former Chairman, President and Chief Executive Officer, Robert Kopstein, and two of the Company’s officers and directors, Luke J. Huybrechts and Kenneth W. Harber, were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”). The first class action lawsuit was filed on November 26, 2001, by Charles S. Farrell, Jr., on behalf of himself and others similarly situated. The second class action lawsuit was filed on December 14, 2001, by Lerner Group, on behalf of itself and others similarly situated. The third class action lawsuit was filed on December 27, 2001, by Richard Simone, on behalf of himself and others similarly situated. The fourth class action lawsuit was filed on January 31, 2002, by Charles H. Yeatts, on behalf of himself and others similarly situated. In each of the four suits, the defendants in the actions were the Company, Kopstein and various John Does (unidentified officers and/or directors of the Company during the class period described below). The United States District Court for the Western District of Virginia appointed a group of shareholders as the lead plaintiffs for the Consolidated Suit. In the Consolidated Suit, the plaintiffs purported to represent purchasers of the Company’s common stock during the period ranging from June 14, 2000, through September 26, 2001, (the class period), and alleged that the defendants violated Sections 10(b) and 20 of the federal Securities Exchange Act of 1934 in making certain alleged misrepresentations and/or omitting to disclose material facts. The plaintiffs in the Consolidated Suit sought compensatory damages in an unspecified amount, as well as reasonable costs and expenses incurred in the cause of action, including attorneys’ fees and expert fees.

On June 26, 2002, the Company issued a press release announcing that it reached a tentative agreement to resolve the Consolidated Suit. The settlement provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares (as adjusted for the 1-for-8 reverse stock split approved on July 30, 2002) of the Company’s common stock at an exercise price per share of $4.88 (as adjusted for the 1-for-8 reverse stock split).

On July 22, 2002, the Court entered an Order of Preliminary Approval of the proposed settlement, and on September 23, 2002, the Court entered an Order and Final Judgment approving the settlement and dismissing the Consolidated Suit with prejudice.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

The Company paid $500,000 of the cash portion of the settlement on July 26, 2002 upon preliminary Court approval. The second and final installment in the amount of $200,000 was paid on November 1, 2002. The warrants will be exercisable for five years. The Company is in the process of registering the shares issuable upon the exercise of the warrants under the Securities Act of 1933, as amended.

The Company recorded a charge during fiscal year 2002 in the amount of $997,112 representing the estimated cost of the settlement and related professional fees incurred, net of insurance proceeds. Of the total amount expensed, $320,344 represents the fair value of the warrants to be issued. Generally accepted accounting principles require the fair value to be adjusted at each reporting period until such time that the warrants are issued and the underlying shares of common stock to be issued on exercise are registered. Therefore, the Company will recognize related income or expense in future periods’ statements of operations until the previously noted requirements are met. Such recognized income or expense will be a non-cash item and have no impact on the Company’s net cash flow. The warrant expense portion of the accrued shareholder litigation settlement expense is calculated using the Black-Scholes pricing model and, as of October 31, 2002, the closing price of the Company’s common stock of $1.84 per share on that day was used in that calculation.

On January 3, 2003, Anicom, Inc., a former customer of the Company that is in bankruptcy, filed a complaint against the Company in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the Complaint). The Complaint seeks to avoid and recover certain alleged preferential payments in the approximate amount of $1,100,000. The Company has reviewed the claim with legal counsel and believes it is without merit. The Company intends to defend this claim vigorously.

From time to time, the Company is involved in various other claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(14)	New Accounting Standards

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No 145 shall be effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have any effect on the Company’s financial position, results of operations and liquidity.

OPTICAL CABLE CORPORATION
Notes to Financial Statements (Continued)
Years ended October 31, 2002, 2001 and 2000

(15)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2002 and 2001:

	Quarter ended
Fiscal year ended October 31, 2002	January 31	April 30	July 31	October 31
Net sales	$11,391,421	$10,915,618	$9,736,383	$10,554,778
Gross profit	4,496,237	3,607,822	3,212,080	3,674,869
Other expense, net	(57,368)	(47,662)	(33,237)	(37,152)
Income (loss) before income taxes	932,452	166,682	(1,165,294)	281,715
Net income (loss)	604,452	108,177	(755,633)	326,450
Basic and diluted net income (loss) per share	0.09	0.02	(0.11)	0.05

Fiscal year ended October 31, 2001	January 31	April 30	July 31	October 31
Net sales	$16,996,200	$17,376,605	$14,085,959	$11,946,673
Gross profit	7,878,269	7,828,473	6,105,949	2,609,027
Other expense, net	(4,126,783)	(5,236,430)	(616,057)	(1,743,477)
Income (loss) before income taxes	(176,328)	(1,154,263)	1,667,039	(4,768,181)
Net income (loss)	(114,613)	(3,657,928)	874,943	(3,831,601)
Basic and diluted net income (loss) per share	(0.02)	(0.52)	0.12	(0.55)

(16)	Significant Fourth Quarter Adjustments

During the fourth quarter of fiscal year 2001, the Company recorded the following significant fourth quarter adjustments, which aggregate to approximately $5.4 million: a $901,553 charge for an anticipated settlement with the EEOC for alleged prior discriminatory practices, a $410,602 charge to write off deferred costs related to an aborted securities offering previously anticipated during fiscal year 2001, a charge of approximately $1.2 million to write down slow-moving and damaged inventory to net realizable value, a $508,225 charge to increase bad debt expense, a $1,662,657 charge to record realized losses from the disposition of trading securities, and an increase in the valuation allowance for deferred tax assets of approximately $687,000.

In addition, during the fourth quarter of fiscal year 2001, the Company recorded an inventory adjustment to increase cost of goods sold by approximately $1.5 million caused by book to physical variances resulting from year-end physical inventory counts and by the disposal of certain impaired finished goods inventory during the fourth quarter.

During the fourth quarter of fiscal year 2000, the Company recorded a significant fourth quarter adjustment to increase the allowance for doubtful accounts by approximately $1,772,000 for estimated uncollectible accounts receivable from a major distributor that filed for protection from its creditors under bankruptcy laws in January 2001. In addition, the Company recorded a $1,042,266 charge to record realized and unrealized losses on trading securities.

(17)	Subsequent Repurchase of Common Stock

On January 10, 2003, the Company repurchased 1,475,867 shares, or 21.3% of its outstanding common stock, no par value, in a privately negotiated transaction. The cost of the transaction, including brokerage fees, totaled $3,032,907. After the repurchase, the Company had 5,452,785 shares of common stock issued and outstanding.

Independent Auditors’ Report

The Board of Directors and Stockholders
Optical Cable Corporation:

We have audited the accompanying balance sheets of Optical Cable Corporation as of October 31, 2002 and 2001 and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation as of October 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/  KPMG LLP

Roanoke, Virginia
December 13, 2002, except as to note 13,
which is as of January 7, 2003, and note 17,
which is as of January 10, 2003

OPTICAL CABLE CORPORATION
Management’s Statement of Responsibility

Management of the Company is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this report. The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, as necessary, best estimates and judgments by management. Other financial information contained in this annual report is presented on a basis consistent with the financial statements unless otherwise indicated.

To ensure the integrity, objectivity and fairness of the information in these financial statements, management of the Company has established and maintains internal controls. The internal controls are designed to provide reasonable assurance that assets are safeguarded and transactions are executed, recorded and reported in accordance with management’s intentions and authorizations and to comply with applicable laws and regulations. The internal control system includes an organizational structure that provides appropriate delegation of authority and segregation of duties and management review. To enhance the reliability of internal controls, management recruits and trains highly qualified personnel, and maintains sound risk management practices.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

The accompanying financial statements have been audited by KPMG LLP, independent auditors, in accordance with auditing standards generally accepted in the United States of America. In planning and performing its financial statement audit, KPMG LLP considered the Company’s internal control in order to determine the nature, timing and extent of its audit procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. KPMG LLP reviews the results of its audit with both management and the Audit Committee.

The Company’s financial reporting and internal controls are under the general oversight of the Board of Directors, acting through the Audit Committee. KPMG LLP has direct and unrestricted access to the Audit Committee at all times. The Audit Committee meets periodically with management and KPMG LLP to determine that each is fulfilling its responsibilities and to support actions to identify, measure and control risks and augment internal controls.

/s/ Neil D. Wilkin, Jr.	/s/ Tracy G. Smith
Neil D. Wilkin, Jr.	Tracy G. Smith
President and Chief Financial Officer	Controller

January 23, 2003

OPTICAL CABLE CORPORATION

Corporate Information

Corporate Headquarters
Optical Cable Corporation
5290 Concourse Drive
Roanoke, VA 24019

Legal Counsel
Woods, Rogers & Hazlegrove PLC
10 South Jefferson Street
Suite 1400
Roanoke, VA 24011

and

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219

Independent Auditors
KPMG LLP
10 South Jefferson Street
Suite 1710
Roanoke, VA 24011

Transfer Agent
Wachovia Bank, N.A.
1525 West W. T. Harris Boulevard, 3C3
Charlotte, NC 28262

Form 10-K Report
Shareholders may obtain, without charge, a copy of Optical Cable Corporation’s Form 10-K, including exhibits, as filed with the Securities and Exchange Commission. Write to Optical Cable Corporation, P.O. Box 11967, Roanoke, VA 24022-1967, attention Kenneth W. Harber, Corporate Secretary. Additionally, our SEC filings are available to the public on the SEC Internet site (http://www.sec.gov).

Annual Meeting
The 2003 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 11, 2003, at the First Union Tower, 10 S. Jefferson Street, 9th floor training room, Roanoke, Virginia.

OPTICAL CABLE CORPORATION

Corporate Information

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq National Market under the symbol OCCF. As of October 31, 2002, there were approximately 9,667 shareholders of record. As of December 31, 2002, there were approximately 9,428 shareholders of record. On January 24, 2003, our common stock closed at a price of $3.53 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq National Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2002	High	Low
First Quarter	$14.32	$8.16
Second Quarter	$9.52	$5.28
Third Quarter	$6.08	$1.68
Fourth Quarter	$3.85	$1.75

	Range of Bid Prices
Fiscal year ended October 31, 2001	High	Low
First Quarter	$143.52	$68.00
Second Quarter	$114.00	$72.48
Third Quarter	$112.40	$56.80
Fourth Quarter	$74.80	$8.48

We have not paid or declared any cash dividends on our common stock since our initial public offering in April 1996 and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

We did declare a rights dividend in connection with the adoption of our shareholders’ rights plan on November 2, 2001. See Note 12 to the financial statements for additional details.

At a Special Meeting of Shareholders held on July 30, 2002, our shareholders approved a 1-for-8 reverse stock split of all outstanding shares of common stock and a change in the number of authorized shares of our common stock from 100 million (pre-reverse split) to 50 million. The reverse split was effective at 12:01 a.m. (eastern daylight time) on July 31, 2002, at which time each eight shares of issued and outstanding common stock was converted into one issued and outstanding share of common stock. The price per share data set forth above has been retroactively adjusted to reflect the impact of the approved reverse stock split.

OPTICAL CABLE CORPORATION

Corporate Information

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	President and Chief Financial Officer

Luke J. Huybrechts	Senior Vice President of Sales

Charles W. Carson	Senior Vice President of Marketing and Strategy

Kenneth W. Harber	Vice President of Administration and Secretary

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

Kenneth W. Harber	Vice President of Administration and Secretary
Optical Cable Corporation

John M. Holland	President and Founder
Cybermotion

Luke J. Huybrechts	Senior Vice President of Sales
Optical Cable Corporation

Craig H. Weber	President
Whitlockebs

Neil D. Wilkin, Jr.	President and Chief Financial Officer
Optical Cable Corporation