Form 10-K, Exhibit 13
period 2003-10-31
OPTICAL CABLE CORP
filed 2004-01-29
CIK 1000230

EXHIBIT 13.1

OPTICAL CABLE CORPORATION

Annual Report

2003

TABLE OF CONTENTS

2	Selected Financial Information

4	Letter to Shareholders

6	Management’s Discussion and Analysis

19	Financial Statements

23	Notes to Financial Statements

40	Independent Auditors’ Report

41	Management’s Statement of Responsibility

42	Corporate Information

1

Selected Financial Information

(in thousands, except per share data and footnotes)

	Years ended October 31,
	2003	2002	2001	2000	1999
Statement of Operations Information:
Net sales	$41,114	$42,598	$60,405	$58,219	$50,699
Cost of goods sold	26,505	27,607	35,983	30,878	27,547

Gross profit	14,609	14,991	24,422	27,341	23,152
Selling, general and administrative expenses	13,309	13,603	17,131	15,024	10,799
Shareholder litigation settlement expense (1)	871	997	—	—	—
Loss on impairment of machinery and equipment (2)	117	—	—	—	—

Income from operations	312	391	7,291	12,317	12,353
Other income (expense):
Gains (losses) on trading securities, net (3)	—	—	(11,414)	289	—
Interest income (expense), net	(159)	(184)	(318)	173	202
Other, net	39	9	9	(45)	(36)

Income (loss) before income tax expense (benefit)	192	216	(4,432)	12,734	12,519
Income tax expense (benefit) (4)	(123)	(68)	2,297	4,479	4,214

Net income (loss)	$315	$284	$(6,729)	$8,255	$8,305

Net income (loss) per share:
Basic	$0.05	$0.04	$(0.96)	$1.17	$1.18

Diluted	$0.05	$0.04	$(0.96)	$1.16	$1.17

Weighted average shares:
Basic	5,736	6,929	7,020	7,038	7,063

Diluted	5,744	6,929	7,043	7,095	7,108

Balance Sheet Information:
Cash and cash equivalents	$2,337	$747	$2,088	$1,459	$6,817
Trading securities	—	—	—	17,983	—
Working capital	14,277	15,480	14,205	31,986	21,980
Total assets	30,185	32,674	42,798	52,688	37,512
Short-term borrowings	—	—	8,271	5,659	—
Total shareholders’ equity	26,634	28,204	27,865	43,508	32,847

(1)	The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing the costs incurred during the year as a result of the settlement of a consolidated shareholder class action lawsuit. Of the total charge during 2003, $862,250 resulted from the variable accounting treatment, required by accounting principles generally accepted in the United States of America, related to warrants to purchase 250,000 shares of the Company’s common stock issued as part of the settlement. Likewise, the Company recorded a charge during fiscal year 2002 in the amount of $997,112, representing the estimated cost of the settlement of the consolidated shareholder class action lawsuit and related professional fees incurred, net of insurance proceeds. Of the total charge recorded in 2002, $320,344 resulted from the variable accounting treatment related to the warrants. See note 6 of the notes to the financial statements for further information on the warrants issued in connection with the litigation settlement.

(2)	The Company recorded a charge during fiscal year 2003 in the amount of $117,337 due to a loss on impairment of machinery and equipment in connection with an automation upgrade to the Company’s production lines. See note 4 of the notes to the financial statements for further information on the loss on impairment of machinery and equipment.

Optical Cable Corporation	2

(3)	In January 2000, at the direction of our former Chairman, President and Chief Executive Officer, we began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. Our active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, we sold all of our remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. For accounting purposes, we categorized our past investment in the Nasdaq 100 Trust as trading securities, and we recorded the investment on our balance sheet at fair value, which was based on quoted market prices. Realized and unrealized net gains or losses were included in other gains (losses) on trading securities, net, under the other income (expense) section of the statement of operations.

(4)	The effect of establishing a valuation allowance against our deferred tax assets relating to the capital loss carryforward generated by the sale of our trading securities during fiscal year 2001 resulted in an increase in income tax expense of approximately $4.1 million for fiscal year 2001. See note 11 of the notes to the financial statements for further information on income taxes.

3	Optical Cable Corporation

Dear Shareholders:

The Right Direction

I am pleased to report to you this year that your management team has continued to build on our past successes—delivering on our promises to you.

During a tenuous year in the fiber optic cable market where many of our competitors had net losses—Optical Cable Corporation performed.

•	We showed net income of $0.05 per fully diluted share during fiscal 2003, with net income increasing 11% over fiscal 2002. This despite a significant noncash accounting charge during 2003 with respect to warrants issued by the Company. (See note 6 to the financial statements.)

•	We maintained our position as a leading U.S. fiber optic cable manufacturer in the enterprise market.

•	We paid-off all of the outstanding balance on our bank line of credit ending the year with over $2.3 million in cash on hand.

•	During 2003, we decreased inventories almost 30% as part of our continued efforts to better optimize inventory levels.

•	Although net sales decreased 3.5% to $41.1 million in fiscal 2003 from $42.6 million in fiscal 2002, we were able increase net sales in the U.S. by 2.2% to $33.4 million in fiscal 2003 from $32.7 million in fiscal 2002.

•	In January 2003, we purchased and retired 21.3% of our outstanding stock at a price of $2.00 per share in a privately negotiated transaction in an effort to eliminate a market overhang on our stock.

•	In May 2003, we received recertification and registration under the new ISO 9001:2000 quality standard—an important step for our quality program.

•	During the year, we continued to build your Company’s infrastructure by adding appropriate personnel necessary for our future growth, while continuing to monitor our expenses.

These and other successes have been reflected in our stock price, which began the fiscal year at $1.84 per share, ended the fiscal year at $6.65 per share, and closed at $8.21 per share on January 28, 2004, not far from the 52-week high of $8.80 per share. While I continue to strongly believe that the management team must focus on the fundamentals of growing the business rather than daily stock fluctuations—it is gratifying to me that your investment in Optical Cable has moved in the right direction, reflecting the Company’s performance.

Optical Cable Corporation	4

During fiscal 2003, we began to see our industry stabilize and are cautiously optimistic about future sales as our markets appear to show preliminary signs of firming. We also believe we have returned to seasonality patterns experienced prior to fiscal 2001. Specifically, net sales historically were relatively lower in the first half of a fiscal year and relatively higher in the second half of a fiscal year. We expect this trend to continue in fiscal 2004.

By the end of fiscal 2004, we expect to see modest sales growth for the year. Further, your management team will continue to work aggressively on its initiatives to increase sales and profitability ahead of market growth.

Building on the Foundation

Optical Cable Corporation celebrated its 20th anniversary during 2003. We have a long heritage, of which we are quite proud, of leadership in the fiber optic cable industry. We will continue to build on the strong foundation composed of the best of our past, coupled with our more recent accomplishments and improvements, with the goal of growing our business and continually improving all areas of our operations.

Our strategy is clear: deliver the exceptional services and quality products our customers have come to expect from Optical Cable; continue our expansion into market segments that are particularly well suited for our rugged fiber optic cable designs—like the mining, security and industrial markets; continue to pursue the right opportunities to grow our partnership and alliance base and to expand our product breadth; and continue to improve and upgrade our infrastructure as appropriate to facilitate long-term future growth.

Much progress has been made—and we are quite proud of that fact. BUT, the work is not done! Only by continuing to build and improve on the foundation we have constructed can we position Optical Cable for continued success over the long term.

Thank you for your continued support.

Neil D. Wilkin, Jr.

President & CEO

5	Optical Cable Corporation

Management’s Discussion and Analysis of Results

of Operations and Financial Condition

Forward-Looking Information

This report may contain certain “forward-looking” information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; the economic conditions affecting network service providers; corporate spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber); our dependence on a single manufacturing facility; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; an adverse change in laws and regulations associated with the extraterritorial income exclusion; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States and subsequent military responses by the United States, and any potential future military conflicts; ability to retain key personnel; the impact of changes in accounting policies, including those by the Securities and Exchange Commission; changes in market demand, exchange rates, productivity, weather or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive and we incorporate by reference those factors included in current reports on Form 8-K.

Amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview

During our 2003 fiscal year, we reported net income of $315,000 while operating in an industry that continues to be challenging. We also issued warrants to purchase common stock during the year in connection with the settlement of a class action shareholder lawsuit. Effective May 19, 2003, we registered the common shares to be issued on exercise of the warrants. The combination of the issuance of the warrants and the registration of the shares underlying the warrants fulfilled our remaining obligations with respect to the class action lawsuit and concluded our recognition of expense. In addition, we repurchased 21.3% of our outstanding common stock in January 2003 for a price of $2.00 per share, and completely repaid the debt incurred to fund the transaction prior to the end of the year. Each of these items will be described in further detail later in our discussion.

We are a leading manufacturer of a broad range of tight-buffered fiber optic cables for high bandwidth transmission of data, video and audio communications, primarily sold into the local area network and premises markets, often referred to as the enterprise market. Our fiber optic cables are well-suited for use in short to moderate distance applications.

Optical Cable Corporation	6

We pioneered the design and production of special tight-buffered fiber optic cables for the most demanding military field applications in the early 1980s. At our ISO 9001:2000 registered facility in Roanoke, Virginia, we manufacture a broad range of fiber optic cables that can be used both indoors and outdoors and utilize a tight-buffered coating process that provides mechanical and environmental protection for the optical fiber. Our current product portfolio is built on the evolution of our fundamental technologies and designed to provide end-users with significant value.

Our fiber optic cables are easy and economical to install, provide a high degree of reliability and offer outstanding performance characteristics. We have designed and implemented an efficient, automated manufacturing process based on our proprietary technologies. This enables us to produce high quality indoor/outdoor tight-buffered fiber optic cable rapidly and cost efficiently.

We sell our products internationally and domestically through our sales force to our customers, which include original equipment manufacturers, major distributors, regional distributors and various smaller distributors. For the years ended October 31, 2003, 2002 and 2001, approximately 81%, 77% and 77%, respectively, of net sales were from customers located in the United States, while approximately 19%, 23% and 23%, respectively, of net sales were from international customers. Substantially all of our international sales are denominated in U.S. dollars. The lower percentage of international net sales in 2003 compared to 2002 resulted primarily from a nonrecurring large order of one international customer during 2002. There were no such identifiable nonrecurring international sales during 2001; however, we believe the higher percentage of international sales in 2001 when compared to 2002, exclusive of the nonrecurring sale, was a result of the significant change in the industry that occurred during the period subsequent to the down turn in the technology sector.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss, based on shipping terms. In fiscal year 2003, one major domestic distributor accounted for 14.9% of our net sales. No single customer accounted for more than 10% of our net sales in fiscal year 2002. In fiscal year 2001, 13.6% of our net sales were attributable to another major domestic distributor. During fiscal year 2002, this distributor advised us that it would no longer stock our products as part of its regular product offering. Other than these two distributors, no single customer accounted for more than 10% of our net sales in fiscal years 2003, 2002 or 2001.

A significant percentage of the selling price of our fiber optic cable is based on the cost of raw materials used. Single-mode fiber is less expensive than multimode fiber, and consequently single-mode fiber optic cables have a lower per unit selling price than comparable multimode fiber optic cables. We believe that the metropolitan and access markets are predominantly the users of single-mode fiber optic cable, and that increasingly, single-mode fiber optic cable is also being used for other short to moderate distance installations where higher bandwidth is required. However, any trend toward the use of single-mode fiber optic cables in such other installations may be slowed to the extent that 50 micron 1 gigabit and 10 gigabit multimode fiber optic cables are used to satisfy current bandwidth demands. To the extent that our sales mix shifts toward single-mode cables, we will have to increase the volume of our sales to maintain our current level of net sales.

Cost of goods sold consists of the cost of materials, compensation costs, product warranty costs and overhead related to our manufacturing operations. The largest percentage of costs included in cost of goods sold is attributable to costs of materials which are variable costs as opposed to fixed costs.

Selling, general and administrative expenses, also referred to as “SG&A expenses,” consist of the compensation costs for sales and marketing personnel, shipping costs, travel expenses, customer support expenses, trade show expenses, advertising, bad debt expense, the compensation cost for administration, finance and general management personnel, as well as legal and accounting fees and costs incurred to settle litigation or claims and other actions against us, excluding legal and accounting fees and other costs reflected as shareholder litigation settlement expense.

7	Optical Cable Corporation

Other expense, net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our manufacturing operations. Prior to fiscal year 2002, other expense, net included realized and unrealized net gains and losses on trading securities. In January 2000, the Company, at the direction of its former Chairman, President and Chief Executive Officer, began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. Short-term margin borrowings payable to an investment broker were used to finance the Company’s position in these trading securities. The Company’s active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, the Company sold all of its remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. As a result, there were no gains or losses resulting from the trading of securities subsequent to the 2001 fiscal year. In April 2001, the Board of Directors adopted an Investment Objectives and Guidelines policy, in which we state that we will make no additional cash investments in the above-mentioned Nasdaq 100 Trust or in stocks of other companies. In addition, our Investment Objectives and Guidelines policy states that any future investments will be in U.S. dollar denominated short-term, interest-bearing, investment-grade securities.

For accounting purposes, the Company categorized its past investment in the Nasdaq 100 Trust as trading securities, and recorded the investment on its balance sheet at fair value, which was based on quoted market prices. Purchases and sales of trading securities were recognized on a trade-date basis, the date the order to buy or sell was executed. Net realized gains or losses were determined on the first-in, first-out cost method. The Company marked its investment to market on each balance sheet date. Any decline in fair value was recorded as an unrealized loss, while any increase in fair value was recorded as an unrealized gain. Realized gains and losses and unrealized holding gains and losses from trading securities were included in losses on trading securities, net, under the other expense, net section of the statements of operations.

In fiscal year 2001, the Company recognized realized net losses of $11.4 million in connection with our securities trading activities in other expense, net. In fiscal year 2001, the Company incurred interest expense of $305,000 on the margin borrowings.

Results of Operations

The following table sets forth selected line items from our statements of operations as a percentage of net sales for the periods indicated:

	Years ended October 31,
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	64.5	64.8	59.6

Gross profit	35.5	35.2	40.4
Selling, general and administrative expenses	32.4	32.0	28.3
Shareholder litigation settlement expense	2.1	2.3	—
Loss on impairment of machinery and equipment	0.2	—	—

Income from operations	0.8	0.9	12.1
Other expense, net	(0.3)	(0.4)	(19.4)

Income (loss) before income tax expense (benefit)	0.5	0.5	(7.3)
Income tax expense (benefit)	(0.3)	(0.2)	3.8

Net income (loss)	0.8%	0.7%	(11.1)%

Optical Cable Corporation	8

Net Sales

Net sales decreased 3.5% to $41.1 million in fiscal year 2003 from $42.6 million in fiscal year 2002. Despite the slight decrease for the year, net sales increased sequentially from quarter to quarter during 2003. Quarterly net sales ranged from $9.7 million during the first quarter of 2003 to $11.3 million during the fourth quarter of 2003. We believe the pattern of net sales experienced during fiscal year 2003 may reflect a return to seasonality patterns experienced by us prior to fiscal year 2001. Specifically, net sales historically were relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to the construction cycles and budgetary cycles of our customers.

During fiscal year 2003, our product mix for cable containing multimode fiber (which typically has a higher relative sales price), compared to cable containing single-mode fiber (which typically has a lower relative sales price), was approximately the same when compared to 2002.

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

During fiscal year 2002, we experienced an increase in product mix for cable containing multimode fiber, compared to cable containing single-mode fiber, when compared to 2001. The impact of the decreased market demand due to overall economic conditions of the industry outweighed the impact on sales resulting from the change in product mix.

Gross Profit

Gross profit decreased 2.5% to $14.6 million in fiscal year 2003 from $15.0 million in 2002. Gross profit margin, or gross profit as a percentage of net sales, was approximately the same as gross profit margin in the prior year at 35.5% for fiscal year 2003 versus gross profit margin of 35.2% for fiscal year 2002. We continued to see pressure on pricing as a result of certain industry conditions during fiscal year 2003. We believe the pricing pressure results from the continued excess fiber manufacturing capacity in the marketplace. Therefore, despite a slight increase in volumes shipped during the year, net sales declined. The impact of the increased volumes was partially offset by our ability to obtain lower pricing on certain raw materials during the year.

Gross profit decreased 38.6% to $15.0 million in fiscal year 2002 from $24.4 million in 2001. Gross profit margin decreased to 35.2% in fiscal year 2002 from 40.4% in 2001, as overall production costs did not decrease at the same relative rate as the decrease in net sales. Although raw material cost per fiber meter shipped decreased during fiscal year 2002 compared to 2001, manufacturing overhead costs, and to a lesser extent labor costs, did not decrease proportionately to the decrease in net sales as lower costs were allocated over even lower volumes.

Selling, General and Administrative Expenses

SG&A expenses decreased 2.2% to $13.3 million in fiscal year 2003 from $13.6 million in 2002. SG&A expenses as a percentage of net sales were 32.4% in fiscal year 2003 compared to 32.0% in 2002. The slightly higher percentage in fiscal year 2003 reflects the fact that net sales for the period decreased 3.5% compared to 2002, while SG&A expenses only decreased 2.2% compared to 2002.

9	Optical Cable Corporation

The decrease in SG&A expenses during fiscal year 2003 compared to 2002 results from decreases in certain types of selling costs, legal and professional fees (excluding those fees related to the shareholder litigation), and bad debt expense, partially offset by increases in compensation costs partially resulting from new hires during the year.

SG&A expenses decreased 20.6% to $13.6 million in fiscal year 2002 from $17.1 million in 2001. Selling, general and administrative expenses as a percentage of net sales were 32.0% in fiscal year 2002 compared to 28.3% in 2001. The higher percentage in fiscal year 2002 reflects the fact that net sales for the period decreased 29.5% compared to 2001, while SG&A expenses only decreased 20.6% compared to 2001. Approximately $1.4 million of the decrease in SG&A expenses during fiscal year 2002 compared to 2001 is attributable to various non-recurring charges incurred during the fourth quarter of fiscal year 2001, including a $902,000 charge related to settlement with the Equal Employment Opportunity Commission, also referred to as the “EEOC,” for alleged prior discriminatory practices and related complaints, a $411,000 charge to write off deferred costs related to an aborted securities offering previously anticipated during fiscal year 2001 and a $102,000 charge for costs related to a business development project. The remaining portion of the decrease in SG&A expenses in fiscal year 2002 compared to fiscal year 2001, was substantially attributable to a decrease in sales commissions and shipping costs, bad debt expense and, to a lesser extent, decreases in legal fees (excluding those fees related to the shareholder litigation) during fiscal year 2002.

Shareholder Litigation Settlement Expense

We recorded a charge during fiscal year 2003 in the amount of $871,000 representing additional costs incurred in the settlement of the consolidated shareholder class action lawsuit. Of the total amount expensed, approximately $862,000 represents an increase in the fair value of the warrants to purchase 250,000 shares of our common stock at an exercise price of $4.88 per share issued in connection with the settlement of the shareholder litigation. Accounting principles generally accepted in the United States of America required the fair value of the warrants to be adjusted at each reporting period until such time that the following two conditions were met: (i) we were irrevocably obligated to issue the warrants, and (ii) the underlying shares of common stock to be issued on exercise were registered. The second and final of these two conditions was satisfied on May 19, 2003 when the Securities and Exchange Commission, also referred to as the SEC, declared the registration statement for the underlying shares of common stock to be effective. The expense associated with the increase in the fair value of the warrants is a non-cash item and has no impact on our net cash flow.

The warrant expense portion of the shareholder litigation settlement expense is calculated using the Black-Scholes pricing model. The closing price of our common stock of $5.80 on May 19, 2003, the date the registration statement was declared effective by the SEC, was used in that calculation.

We recorded a charge during fiscal year 2002 in the amount of $997,000 representing the estimated cost of the settlement of the consolidated shareholder class action lawsuit and related professional fees incurred during fiscal year 2002, net of insurance proceeds. Of the total amount expensed, approximately $320,000 represents the fair value of the warrants based on the Black-Scholes pricing model. The closing price of our common stock as of October 31, 2002, of $1.84 per share was used in the calculation for fiscal year 2002.

The shareholder lawsuit is described in more detail in our discussion of “Liquidity and Capital Resources”. There was no charge related to shareholder litigation in fiscal year 2001 since the first lawsuit was initiated in November 2001.

Optical Cable Corporation	10

Loss on Impairment of Machinery and Equipment

During fiscal year 2003, we recorded a loss on impairment of machinery and equipment totaling $117,000 due to an automation upgrade initiative. The impairment loss relates to certain machinery and equipment purchased throughout fiscal year 2001 not yet placed into service that is being replaced in conjunction with our automation upgrade project. The loss is a non-cash item that represents the write-off of the carrying value of the machinery and equipment anticipated to be replaced. There was no such impairment loss during 2002.

Other Expense, Net

Other expense, net decreased to $121,000 in fiscal year 2003 from $175,000 in 2002. This decrease was primarily due to a decrease in interest expense during fiscal year 2003 as a result of lower balances outstanding throughout 2003 compared to 2002 under our bank line of credit, as well as reduced interest rates. During the first quarter of fiscal year 2003, we met certain fixed charge coverage ratio requirements and the interest rate on our credit facility was reduced from three-quarters of one percent (0.75%) per annum above the prime rate to one-half of one percent (0.50%) per annum above the prime rate. Decreases in the prime rate have also resulted in a lower overall interest rate during 2003 compared to 2002. Additional information describing our credit facility can be found in our discussion of “Liquidity and Capital Resources.”

Other expense, net decreased to $175,000 in fiscal year 2002 from $11.7 million in 2001. This decrease was primarily due to the cessation of securities trading activity which was conducted at the direction of our former Chairman, President and Chief Executive Officer, the liquidation of our remaining investments in the Nasdaq 100 Trust and the pay off of the outstanding margin borrowings prior to the end of fiscal year 2001. We recognized net losses of $11.4 million in connection with our securities trading activities in fiscal year 2001. Since October 2001, we have held no trading securities in accordance with our current investment policy and had no outstanding margin borrowings. The trading securities activity is described in more detail in the “Overview” section of our discussion. Additionally, interest expense decreased $147,000 in fiscal year 2002 compared to 2001.

Income (Loss) Before Income Tax Expense (Benefit)

Income before income tax benefit was $192,000 in fiscal year 2003 compared to income before income tax benefit of $216,000 in 2002. This decrease was primarily due to the decrease in gross profit of $382,000 and an increase in loss on impairment of machinery and equipment of $117,000, partially offset by a decrease in SG&A expenses of $294,000, the decrease in shareholder litigation settlement expense of $127,000 and a decrease in other expense, net, of $55,000.

Income before income tax benefit was $216,000 in fiscal year 2002 whereas we incurred a loss before income tax expense of $4.4 million in 2001. This change was primarily due to the fact that we did not incur trading securities losses during fiscal year 2002 compared to losses totaling $11.4 million on trading securities, net during 2001 and a $3.5 million decrease in SG&A expenses, partially offset by a $9.4 million decrease in gross profit, largely resulting from the decrease in net sales, and the $997,000 charge related to our settlement of the shareholder litigation in 2002.

Income Tax Expense (Benefit)

Income tax benefit totaled $123,000 in fiscal year 2003 compared to $68,000 in 2002. Notwithstanding the income before income taxes during fiscal year 2003, we reported income tax benefit for the year rather than income tax expense, due primarily to the amount and timing of the tax benefits of $208,000 related to our Extraterritorial Income Exclusion, also referred to as “EIE,” which exempts from federal income taxation a portion of the net profit realized from sales outside the United States of products manufactured in the United States. The EIE is calculated by a complex analysis of all export sales and profits for the year. Fluctuations in the ratio of export sales and profitability to total sales and profitability create changes in the EIE.

11	Optical Cable Corporation

Income tax benefit totaled $68,000 in fiscal year 2002 compared to income tax expense of $2.3 million in 2001. Notwithstanding the income before income taxes during fiscal year 2002, we reported income tax benefit for the year rather than income tax expense, due primarily to the amount and timing of the tax benefits of $119,000 related to our EIE and a decrease of $63,000 in our valuation allowance for deferred tax assets. The decrease in our valuation allowance for deferred tax assets is a result of a decrease in the tax rates expected to apply to taxable income in future years.

Fluctuations in our effective tax rates are due primarily to the amount and timing of the tax benefits related to our EIE. The World Trade Organization has ruled against the United States’ EIE regime. In the ruling the World Trade Organization gave permission to the European Union to sanction tariffs on certain products manufactured in the United States if the EIE regime was not repealed by March 31, 2004. There are two proposed bills before the United States Congress that would repeal the EIE regime. Currently, the proposed bills will not be retroactive, giving taxpayers full EIE benefit for 2003. As a result of the proposed bills, we are uncertain as to the extent that we will be able to realize the EIE benefit in future years.

Net Income (Loss)

Net income increased 11.0% to $315,000 in fiscal year 2003 compared to $284,000 in 2002. This increase was primarily due to the increase of $55,000 in income tax benefit offset by the factors previously described as contributing to the decrease in income before income tax benefit.

Net income totaled $284,000 in fiscal year 2002 compared to a net loss of $6.7 million in 2001. This change was primarily due to the decrease of $11.4 million in trading securities losses, net, the $3.5 million decrease in SG&A expenses and the $2.4 million change in tax expense, partially offset by a $9.4 million decrease in gross profit and the $997,000 charge related to our settlement of the shareholder litigation.

Financial Condition

Total assets decreased $2.5 million, or 7.6%, to $30.2 million at October 31, 2003, from $32.7 million at October 31, 2002. This decrease was primarily due to a $578,000 decrease in income taxes refundable, a $2.8 million decrease in inventories resulting from continuing efforts to optimize inventory based on current sales levels and a $623,000 decrease in property and equipment, net, partially offset by an increase in cash of $1.6 million. Cash increased during the year as we were able to pay off outstanding balances on our bank line of credit allowing us to retain cash as a result of positive cash flow from operations.

Total liabilities decreased $919,000, or 20.6%, to $3.6 million at October 31, 2003 from $4.5 million at October 31, 2002. This decrease was primarily due to a $532,000 decrease in accrued shareholder litigation settlement expense, largely as a result of the reclassification of the fair value of warrants, net of issuance costs, from an accrued liability to permanent equity upon meeting certain conditions in accordance with generally accepted accounting principles and the payment of $175,000 during the year related to the settlement of the Equal Employment Opportunity Commission’s lawsuit against us, filed on September 27, 2000. We made a final payment of $175,000 as a result of this lawsuit during January of 2004.

Total shareholders’ equity at October 31, 2003 decreased $1.6 million, or 5.6% during fiscal year 2003. The decrease resulted primarily from the repurchase and retirement of 21.3% of our outstanding common stock during fiscal year 2003 for $3 million, including brokerage fees. The repurchase of our common shares was accomplished through a privately negotiated transaction. We repurchased the 1,475,867 shares of common stock from a mid-west investment bank for a price of $2 per share. The decrease was partially offset by net income retained and the reclassification of the fair value of the warrants issued in connection with the shareholder litigation, net of issuance costs, totaling $1.1 million.

Optical Cable Corporation	12

Liquidity and Capital Resources

In addition to the repurchase of 21.3% of our outstanding common stock during fiscal year 2003, our primary capital needs have been to fund working capital requirements and capital expenditures. Our primary source of capital for these purposes has been cash provided from operations and borrowings under our bank line of credit described later in this discussion of “Liquidity and Capital Resources.” As of October 31, 2003 and 2002, we had no outstanding balance under our bank line of credit.

Our cash totaled $2.3 million as of October 31, 2003, an increase of $1.6 million, compared to $747,000 as of October 31, 2002. We maintain a sweep account arrangement with our bank, where at the end of each day all of our cash is used to paydown our outstanding note payable to the bank, if any. The increase in cash for the fiscal year ended October 31, 2003, was primarily due to net cash provided by operating activities of $5.2 million, partially offset by the cost of the repurchase of 21.3% of our outstanding common stock totaling $3.0 million.

During fiscal year 2003, we renegotiated two “take-or-pay” agreements to purchase raw optical fiber, reducing our future fiber commitments at the time of renegotiation by approximately $10.6 million. We entered into an amended and restated supply agreement to purchase raw optical fiber from one supplier, and we have amended a supply agreement to purchase raw optical fiber with a second supplier. Both supply agreements were made in the ordinary course of business. Alternative suppliers exist that could provide this material at a similar cost in the event these suppliers are unable or unwilling to perform under the contracts. See further information related to these supply agreements in our discussion of “Contractual Obligations and Commitments.”

On October 31, 2003, we had working capital of $14.3 million, compared to $15.5 million as of October 31, 2002, a decrease of $1.2 million. The ratio of current assets to current liabilities as of October 31, 2003, was 5.0 to 1, compared to 4.6 to 1 as of October 31, 2002. The decrease in working capital during fiscal year 2003 was primarily caused by a $578,000 decrease in income taxes refundable and a $2.8 million decrease in inventories, partially offset by an increase in cash of $1.6 million, a $532,000 decrease in accrued shareholder litigation settlement expense, and the payment of $175,000, during the year related to the settlement of the Equal Employment Opportunity Commission’s lawsuit against us, filed on September 27, 2000.

Net cash provided by operating activities was approximately $5.2 million in fiscal year 2003, compared to $7.2 million in 2002. Net cash provided by operating activities during fiscal year 2003 primarily resulted from a $578,000 decrease in income taxes refundable and a $2.8 million decrease in inventories, partially offset by a $603,000 decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes). Net cash provided by operating activities was approximately $7.2 million in fiscal year 2002, compared to $3.9 million in 2001. Net cash provided by operating activities during fiscal year 2002 primarily resulted from a $2.5 million decrease in trade accounts receivable and a $4.7 million decrease in inventories, partially offset by a $2.2 million decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes). Net cash provided by operating activities in fiscal year 2001 was primarily affected by the sale of approximately $18.0 million in trading securities resulting in a net realized loss of $11.4 million, cash provided by operating income, and an increase in accounts payable and accrued expenses and other liabilities of $3.6 million, partially offset by an increase in inventories of $6.5 million and a decrease in the amount payable to investment broker of $5.7 million.

Net cash used in investing activities totaled $500,000 in fiscal year 2003 and was for expenditures related to facilities and equipment. Net cash provided by investing activities totaled $17,000 in fiscal year 2002. Net cash generated in investing activities during fiscal year 2002 primarily resulted from $368,000 provided by the receipt of the cash surrender value of a life insurance policy on a former officer, partially offset by $351,000 in purchases of property and equipment. Net cash used in investing activities totaled $2.6 million for fiscal year 2001. Net cash used in investing activities was mainly for expenditures related to facilities and equipment for fiscal year 2001. There are no material commitments for capital expenditures as of October 31, 2003.

13	Optical Cable Corporation

Net cash used in financing activities was $3.1 million in fiscal year 2003, $8.6 million in 2002 and $715,000 in 2001. Net cash used in financing activities in fiscal year 2003 was primarily the result of the repurchase of 21.3% of our outstanding shares of common stock for $2 per share plus brokerage fees. Net cash used in financing activities in 2002 was the result of repayments on notes payable to our bank under our lines of credit and payments for financing costs related to our new credit facility. Net cash used in financing activities for fiscal year 2001 was primarily the result of $9.3 million used to repurchase shares of our common stock, partially offset by an $8.3 million increase in our bank lines of credit.

On April 18, 2002, we entered into a revolving credit facility with Wachovia Bank, National Association (formerly First Union National Bank). The three-year credit facility provides up to a maximum of $25.0 million and replaced our previous $9.5 million credit facility. The facility is collateralized by all of our tangible and intangible assets. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to our accounts receivable, inventory and fixed assets. Our ability to access the full amount of the credit facility will depend on the future growth of our borrowing base. As of October 31, 2003, we had no outstanding borrowings under the credit facility, with approximately $10.4 million unused and available.

The credit facility bears interest at one-half of one percent (0.50%) per annum above the prime rate (facility rate of 4.5% as of October 31, 2003). The facility also provides a LIBOR based rate at our option.

We believe that our cash flow from operations and our credit facility will be adequate to fund our operations for at least the next twelve months.

In four class action lawsuits, filed between November 26, 2001 and January 31, 2002, the Company, Robert Kopstein, our former Chairman, President and Chief Executive Officer, and two other officers and directors, Luke J. Huybrechts and Kenneth W. Harber, were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”).

On September 23, 2002, the Court entered an Order and Final Judgment, approving the settlement and dismissing the Consolidated Suit with prejudice. The settlement provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares of our common stock at an exercise price per share of $4.88.

We paid $500,000 of the cash portion of the settlement upon preliminary court approval. The second and final installment, totaling $200,000, of the cash portion of the settlement was paid on November 1, 2002. The warrants are exercisable for five years. We have registered the shares issuable upon the exercise of the warrants under the Securities Act of 1933, as amended. See also information related to “Shareholder Litigation Settlement Expense,” included in our discussion of “Results of Operations.”

On January 3, 2003, Anicom, Inc., a former customer that is in Chapter 11 bankruptcy, filed a complaint against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, also referred to as the “Complaint.” The Complaint seeks to avoid and recover certain alleged preferential payments in the approximate amount of $1.1 million made to us during the 90-day period preceding Anicom’s bankruptcy filing. We have reviewed the claim with legal counsel and based on one of the defenses available to us, believe the maximum liability would not exceed $276,000. We continue to believe that other defenses available will protect us from liability for the remaining amount of the claim and, thus, that the likelihood that Anicom will be successful in adjudication of the claim, or that Anicom’s claim will result in a material loss, is remote.

During fiscal year 2001, we wrote off approximately $2.2 million for estimated uncollectible accounts receivable from Anicom. We have received offers, which have since expired, to sell our claim against the bankrupt estate. At this time, we have decided not to sell our claim in the bankruptcy proceeding. A subsequent recovery, if any, will be recognized when payment is received.

Optical Cable Corporation	14

From time to time, we are involved in various other claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary cycles of our customers. For example, an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2000. However, our sales did not follow this pattern in fiscal year 2002 or 2001. In fiscal years 2002 and 2001, approximately 52% and 57% of our net sales occurred during the first half of the fiscal year, respectively, and approximately 48% and 43% of our net sales occurred during the second half of the fiscal year, respectively. We believe this shift in the pattern of our net sales appears to be related to overall economic conditions in the industry. During fiscal year 2003, approximately 47% of our net sales occurred during the first half of the fiscal year and approximately 53% of our net sales occurred during the second half of the fiscal year. The pattern of net sales we experienced during fiscal year 2003 may reflect a return to the historical seasonality patterns, and we believe we will see a similar pattern in fiscal year 2004.

Contractual Obligations and Commitments

The table below sets forth a summary of our contractual obligations and commitments that will impact our future liquidity:

	Fiscal years ending October 31,
Contractual Obligations and Commitments	2004	2005	2006	Totals
Long-term optical fiber supply agreements	$4,675,000	4,689,000	792,000	10,156,000
EEOC settlement	175,000	—	—	175,000

Total	$4,850,000	4,689,000	792,000	10,331,000

Long-Term Optical Fiber Supply Agreements

During fiscal year 2001, we entered into separate long-term supply agreements with two raw optical fiber suppliers. Both supply agreements were made in the ordinary course of business.

The agreement with the first optical fiber supplier was amended in December 2002 to significantly reduce the amount of our total fiber purchase commitment. The agreement, as amended, expires on December 31, 2005. The aggregate purchases required under the terms of this amended agreement (subject to certain future market price adjustments) are included in the table above. Additionally, this amended supply agreement requires that one-half of our aggregate multimode fiber purchases and one-half of our aggregate single-mode fiber purchases through December 31, 2005 be purchased from that supplier at market prices.

An agreement with a second optical fiber supplier was also amended in December 2002 to significantly reduce the amount of our total fiber purchase commitment. This supply agreement, as amended, sets forth certain quantities to be purchased for calendar years 2003, 2004 and 2005. However, the supply agreement allows us to carry over the purchase commitment of any year to future years without penalty in the event the target quantities in any year are not met; provided that the aggregate amount of the purchase commitment under the supply agreement must be satisfied by December 31, 2005. The aggregate purchases under this supply agreement (subject to certain future market price adjustments) are included in the table above assuming the purchase target quantities are met each year as set forth in the agreement.

15	Optical Cable Corporation

We believe that the fiber purchase commitments are consistent with our expected requirements. Additionally, we believe we have adequate alternative sources of fiber in the event these suppliers are unable to fulfill their commitments to us. As a result, we also believe our business is not substantially dependent upon any one optical fiber supplier.

Equal Employment Opportunity Commission Settlement

On September 27, 2000, the Equal Employment Opportunity Commission, also referred to as the “EEOC,” filed a lawsuit under Title VII of the Civil Rights Act against us in the United States District Court for the Western District of Virginia. The lawsuit alleged a pattern or practice of discrimination on the bases of gender and race. The lawsuit sought injunctive and other relief and damages in an unspecified amount. On December 13, 2001, the parties reached an agreement as to the amount of a settlement (subject to final documentation and judicial review and approval). On February 20, 2002, we reached a final settlement of the case and the court issued a Consent Decree setting forth the terms of the settlement. Pursuant to the settlement and Consent Decree: (i) we paid $500,000 on February 22, 2002, $175,000 on January 7, 2003 and $175,000 on January 13, 2004 to satisfy the gender and race class claims; (ii) we paid an additional $75,000 on February 20, 2002 to one individual specifically named in the complaint; and (iii) we are required to spend at least $75,000 for our planned diversity, recruitment and human resource management programs over the term of the Consent Decree. The $75,000 used for our planned diversity, recruitment and human resource management programs is being expensed as incurred, and has not been reflected in the Contractual Obligations and Commitments table above.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on the financial statements and accompanying notes that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 to the financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, long-lived assets, and commitments and contingencies.

Application of the critical accounting policies discussed below requires management’s significant judgments, often as a result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. We are not currently aware of any reasonably likely events or circumstances that would result in materially different results.

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

Management views trade accounts receivable and the related allowance for doubtful accounts as a critical accounting estimate since the allowance for doubtful accounts is based on judgments and estimates concerning the likelihood that individual customers will pay the amounts included as receivable from them. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, we consider the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and our judgment as to the overall collectibility of the receivable from that customer. In addition, we establish an

Optical Cable Corporation	16

allowance for all other receivables for which no specific allowances are deemed necessary. This general allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on our historical experience and our current judgment regarding the state of the economy and the industry.

Inventories

Management views the determination of the net realizable value of inventories as a critical accounting estimate since it is based on judgments and estimates regarding the salability of individual items in inventory and an estimate of the ultimate selling prices for those items. Individual inventory items are reviewed and adjustments are made based on the age of the inventory and our judgment as to the salability of that inventory.

Long-lived Assets

Management views the determination of the carrying value of long-lived assets as a critical accounting estimate since we must determine an estimated economic useful life in order to properly depreciate our long-lived assets and because we must consider if the value of any of our long-lived assets have been impaired, requiring adjustment to the carrying value.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. Management’s assumptions on wear and tear, obsolescence, technological advances and other factors affect the determination of estimated economic useful life. The estimated economic useful life of an asset is monitored to determine it continues to be appropriate in light of changes in business circumstances. For example, technological advances or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In such a case, we would depreciate the remaining net book value of an asset over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. Over the past three years, changes in economic useful life assumptions have not had a material impact on our reported results.

We must also consider similar issues when determining whether or not an asset has been impaired to the extent that we must recognize a loss on such impairment. For example during our 2003 fiscal year we recorded a loss on impairment of machinery and equipment totaling $117,337 due to an automation upgrade initiative which is discussed further in note 4 of the notes to the financial statements.

Commitments and Contingencies

Management views accounting for contingencies as a critical accounting estimate since loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources require judgment as to any probable liabilities incurred. For example, accrued product warranty costs recorded by us are based primarily on historical experience of actual warranty claims as well as current information on repair costs. Actual results could differ from the expected results determined based on such estimates.

Recent Developments

On December 30, 2003, a restricted stock award of 149,000 shares was approved by the Compensation Committee of the Board of Directors. The shares will vest in equal amounts quarterly over almost four years with the first vesting date occurring on January 31, 2004. We will record compensation expense ratably over the vesting period equal to the number of shares multiplied by the closing price of $6.60 on the date of grant.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2003, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

17	Optical Cable Corporation

Future Accounting Considerations

In December 2002, the Financial Accounting Standards Board, also referred to as the “FASB,” issued Statement of Financial Accounting Standards, also referred to as “SFAS” No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends existing accounting literature to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We are currently considering the impact the adoption of the fair value based method of accounting for stock-based employee compensation would have on our financial position and operating results should we choose to adopt such provisions.

As of December 31, 2003, there are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Optical Cable Corporation	18

Balance Sheets

October 31, 2003 and 2002

	October 31,
	2003	2002
Assets
Current assets:
Cash	$2,337,259	$746,771
Trade accounts receivable, net of allowance for doubtful accounts of $462,981 in 2003 and $476,124 in 2002	7,688,281	7,795,058
Income taxes refundable	262,427	840,013
Other receivables	183,600	285,639
Due from current and former officers, net of allowance for uncollectible advances of $59,078 in 2003 and 2002	25,167	31,467
Inventories	6,624,492	9,412,130
Prepaid expenses	440,555	492,201
Deferred income taxes	265,963	180,144

Total current assets	17,827,744	19,783,423
Other assets, net	172,690	261,344
Property and equipment, net	11,284,205	11,907,567
Deferred income taxes	900,524	721,755

Total assets	$30,185,163	$32,674,089

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$2,538,203	$2,912,177
Accrued compensation and payroll taxes	1,012,956	859,899
Accrued shareholder litigation settlement expense	—	531,643

Total current liabilities	3,551,159	4,303,719
Other liabilities	—	166,383

Total liabilities	3,551,159	4,470,102

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 5,459,005 shares in 2003 and 6,928,652 shares in 2002	1,142,006	55,313
Retained earnings	25,491,998	28,148,674

Total shareholders’ equity	26,634,004	28,203,987

Commitments and contingencies
Total liabilities and shareholders’ equity	$30,185,163	$32,674,089

See accompanying notes to financial statements.

19	Optical Cable Corporation

Statements of Operations

Years ended October 31, 2003, 2002 and 2001

	Years ended October 31,
	2003	2002	2001
Net sales	$41,114,041	$42,598,200	$60,405,437
Cost of goods sold	26,504,631	27,607,192	35,983,719

Gross profit	14,609,410	14,991,008	24,421,718
Selling, general and administrative expenses	13,308,973	13,602,922	17,130,704
Shareholder litigation settlement expense	870,549	997,112	—
Loss on impairment of machinery and equipment	117,337	—	—

Income from operations	312,551	390,974	7,291,014
Other expense, net:
Losses on trading securities, net	—	—	(11,414,151)
Interest income	9,756	32,418	45,620
Interest expense	(169,649)	(216,858)	(363,417)
Other, net	38,987	9,021	9,201

Other expense, net	(120,906)	(175,419)	(11,722,747)

Income (loss) before income tax expense (benefit)	191,645	215,555	(4,431,733)
Income tax expense (benefit)	(122,962)	(67,891)	2,297,466

Net income (loss)	$314,607	$283,446	$(6,729,199)

Net income (loss) per share:
Basic and diluted	$0.05	$0.04	$(0.96)

See accompanying notes to financial statements.

Optical Cable Corporation	20

Statements of Shareholders’ Equity

Years ended October 31, 2003, 2002 and 2001

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2000	7,048,999	$6,893,579	$36,614,251	$43,507,830
Exercise of employee stock options ($16.56 per share)	17,805	295,261	—	295,261
Restricted stock award ($50.00per share)	94	4,687	—	4,687
Stock-based compensation	—	5,593	—	5,593
Tax benefit of disqualifying disposition of stock options exercised	—	62,749	—	62,749
Repurchase and retirement of common stock (at cost)	(137,988)	(7,261,869)	(2,019,824)	(9,281,693)
Net loss	—	—	(6,729,199)	(6,729,199)

Balances at October 31, 2001	6,928,910	—	27,865,228	27,865,228
Stock-based compensation	—	(1,377)	—	(1,377)
Tax benefit of disqualifying disposition of stock options exercised	—	57,412	—	57,412
Cash payment for fractional shares	(258)	(722)	—	(722)
Net income	—	—	283,446	283,446

Balances at October 31, 2002	6,928,652	55,313	28,148,674	28,203,987
Stock-based compensation	—	17,857	—	17,857
Repurchase and retirement of common stock (at cost)	(1,475,867)	(61,624)	(2,971,283)	(3,032,907)
Warrants for common stock, net of issuance costs	—	1,100,107	—	1,100,107
Exercise of warrants ($4.88 per share)	6,220	30,353	—	30,353
Net income	—	—	314,607	314,607

Balances at October 31, 2003	5,459,005	$1,142,006	$25,491,998	$26,634,004

See accompanying notes to financial statements.

21	Optical Cable Corporation

Statements of Cash Flows

Years ended October 31, 2003, 2002 and 2001

	Years ended October 31,
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$314,607	$283,446	$(6,729,199)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	1,125,953	1,155,807	1,058,489
Bad debt expense	350,266	410,425	1,052,447
Deferred income tax expense (benefit)	(264,588)	292,611	(429,930)
Tax benefit of disqualifying disposition of stock options exercised	—	57,412	62,749
Stock-based compensation expense (benefit)	17,857	(1,377)	10,280
Noncash shareholder litigation settlement expense	862,250	320,344	—
Loss on impairment of machinery and equipment	117,337	—	—
Decrease in trading securities	—	—	17,982,830
Decrease in payable to investment broker related to securities trading	—	—	(5,658,574)
(Increase) decrease in:
Trade accounts receivable	(243,489)	2,472,731	(303,139)
Income taxes refundable	577,586	267,994	54,111
Other receivables	102,039	86,017	(9,656)
Due from employees	6,300	3,551	(102,128)
Inventories	2,787,638	4,672,801	(6,512,778)
Prepaid expenses	51,646	(306,370)	(73,037)
Other assets	—	(8,339)	—
Increase (decrease) in:
Accounts payable and accrued expenses and other liabilities	(756,000)	(2,546,510)	3,578,276
Accrued compensation and payroll taxes	153,057	61,696	(49,369)

Net cash provided by operating activities (including securities trading)	5,202,459	7,222,239	3,931,372

Cash flows from investing activities:
Purchase of property and equipment	(500,115)	(350,659)	(2,481,696)
Increase in cash surrender value of life insurance	—	—	(105,532)
Receipt of cash surrender value of life insurance	—	367,469	—
Advances on note receivable from former officer	—	—	500,000
Collection of note receivable from former officer	—	—	(500,000)

Net cash provided by (used in) investing activities	(500,115)	16,810	(2,587,228)

Cash flows from financing activities:
Proceeds from (repayments of) notes payable to bank, net	—	(8,271,000)	8,271,000
Payments for financing costs	(35,154)	(308,164)	—
Cash payment for fractional shares	—	(722)	—
Payments for warrant issuance costs	(74,148)	—	—
Repurchase of common stock	(3,032,907)	—	(9,281,693)
Proceeds from exercise of employee stock options	—	—	295,261
Proceeds from exercise of warrants	30,353	—	—

Net cash used in financing activities	(3,111,856)	(8,579,886)	(715,432)

Net increase (decrease) in cash and cash equivalents	1,590,488	(1,340,837)	628,712
Cash and cash equivalents at beginning of year	746,771	2,087,608	1,458,896

Cash and cash equivalents at end of year	$2,337,259	$746,771	$2,087,608

Supplemental disclosure of cash flow information:
Cash payments for interest	$30,699	$148,456	$320,750

Income taxes paid (refunded), net	$(435,960)	$185,190	$2,610,536

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$13,773	$17,910	$58,650

Issuance costs of warrants for common stock reclassified as a reduction of common stock	$8,339	$—	$—

Accrued shareholder litigation settlement expense reclassified to shareholders’ equity	$320,344	$—	$—

See accompanying notes to financial statements.

Optical Cable Corporation	22

Notes to Financial Statements

Years ended October 31, 2003, 2002 and 2001

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation (the “Company”) is a leading manufacturer of a broad range of tight-buffered fiber optic cables for high bandwidth transmission of data, video and audio communications, primarily sold into the local area network and premises markets, often referred to as the enterprise market. The Company’s fiber optic cables are well-suited for use in short to moderate distance applications.

The Company pioneered the design and production of special tight-buffered cables for the most demanding military field applications in the early 1980s. At its ISO 9001:2000 registered facility in Roanoke, Virginia, the Company manufactures a broad range of fiber optic cables that can be used both indoors and outdoors and utilize a tight-buffered coating process that provides mechanical and environmental protection for the optical fiber. The Company’s current product portfolio is built on the evolution of its fundamental technologies and designed to provide end-users with significant value.

The Company’s fiber optic cables are sold worldwide. Also see note 10.

(b)	Cash and Cash Equivalents

The Company maintained its primary cash accounts at one commercial bank located in Virginia during 2003 and 2002. Accounts in this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 2003 and 2002, the Company had bank deposits in excess of $100,000 totaling $2,197,946 and $645,096, respectively.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2003 and 2002, the Company had no cash equivalents.

(c)	Trading Securities

In January 2000, the Company, at the direction of its former Chairman, President and Chief Executive Officer, began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. Short-term margin borrowings payable to an investment broker were used to finance the Company’s position in these trading securities. The Company’s active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, the Company sold all of its remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. In April 2001, the Company’s Board of Directors adopted an Investment Objectives and Guidelines policy, in which it states that the Company will make no additional cash investments in the above-mentioned Nasdaq 100 Trust or in stocks of other companies. The Company’s Investment Objectives and Guidelines policy also states that any future investments will be in U.S. dollar denominated short-term, interest-bearing, investment-grade securities.

23	Optical Cable Corporation

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

The margin account incurred interest at rates ranging from the Call Money rate plus 0.025% to the Call Money rate plus 2.50%, depending on the outstanding balance of margin borrowings. In fiscal year 2001, the Company recognized realized net losses on trading securities of $11,414,151 and incurred interest expense on margin borrowings of $304,595.

(d)	Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not typically bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews outstanding trade accounts receivable at the end of each quarter and records allowances for doubtful accounts as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, the Company considers the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management’s judgment as to the overall collectibility of the receivable from that customer. In addition, the Company establishes an allowance for all other receivables for which no specific allowances are deemed necessary. This general allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on the Company’s historical experience and management’s current judgment regarding the state of the economy and the industry. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e)	Inventories

Inventories of raw materials and production supplies are stated at the lower of cost (specific identification for optical fibers and first-in, first-out for other raw materials and production supplies) or market. Inventories of work in process and finished goods are stated at average cost, which includes raw materials, direct labor and manufacturing overhead. Also see note 3.

(f)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty-nine years for buildings and improvements and three to seven years for machinery and equipment and furniture and fixtures. Also see note 4.

External direct costs of materials and services consumed in developing or obtaining internal use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to an internal use computer software project, to the extent of the time spent directly on the project; and interest costs incurred when developing computer software for internal use are capitalized. At October 31, 2003 and 2002, capitalized software development costs totaling $128,579 and $34,520, respectively, are included in construction in progress.

Optical Cable Corporation	24

(g)	Revenue Recognition

Revenue is recognized at the time of product shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms.

(h)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sale transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,462,000, $1,565,000 and $2,155,000 are included in selling, general and administrative expenses for the years ended October 31, 2003, 2002 and 2001, respectively.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Also see note 11.

(j)	Impairment or Disposal of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company adopted SFAS No. 144 on November 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

(k)	Stock Option Plan and Other Stock Options

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations for employee stock option grants, including stock option grants to outside members of the Board of Directors, and SFAS No. 123, Accounting for Stock-Based Compensation and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, for nonemployee stock option grants.

25	Optical Cable Corporation

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends existing accounting literature to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also requires additional disclosures in both interim and annual financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company is considering adopting the accounting provisions of SFAS No. 148 in fiscal year 2004. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

The Company has elected not to adopt the fair value based method of accounting for stock-based employee compensation during the fiscal year ended October 31, 2003. However, the Company has adopted the disclosure provisions of SFAS No. 148. Accordingly, no compensation cost for grants of option to employees has been recognized, as all employee stock options under the stock-based compensation plan had an exercise price equal to or greater than the fair market value of the underlying common stock at the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The fair value of each option was estimated at the grant date using the Black-Scholes valuation model for the periods presented.

	Years ended October 31,
	2003	2002	2001
Net income (loss) as reported	$314,607	$283,446	$(6,729,199)
Less total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	640,781	576,228	566,577

Pro forma net loss	$(326,174)	$(292,782)	$(7,295,776)

Net income (loss) per share:
Basic and diluted:
As reported	$0.05	$0.04	$(0.96)

Pro forma	$(0.06)	$(0.04)	$(1.04)

(l)	Net Income (Loss) Per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. Also see note 13.

(m)	Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Enterprises that have no items of other comprehensive income in any period presented are excluded from the scope of this Statement. The Company has no items of other comprehensive income in any period presented.

Optical Cable Corporation	26

(n)	Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(o)	Use of Estimates

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

(p)	Reclassifications

Certain reclassifications have been made to the 2002 statement of cash flows to place it on a basis comparable with the 2003 statement of cash flows.

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2003, 2002 and 2001 follows:

	Years ended October 31,
	2003	2002	2001
Balance at beginning of year	$476,124	$572,853	$1,909,069
Bad debt expense	350,266	410,425	982,447
Losses charged to allowance	(412,721)	(507,949)	(2,327,753)
Recoveries added to allowance	49,312	795	9,090

Balance at end of year	$462,981	$476,124	$572,853

One of the Company’s two major distributors filed for protection from its creditors under bankruptcy laws in January 2001. The Company wrote off approximately $2,191,000 for estimated uncollectible accounts receivable from this distributor for the year ended October 31, 2001. The Company has received offers, which have since expired, to sell its claim against the bankrupt estate. At this time, the Company has decided not to sell its claim in the bankruptcy proceeding. A subsequent recovery, if any, will be recognized when payment is received, in accordance with accounting principles generally accepted in the United States of America. Also see note 10.

(3)	Inventories

Inventories as of October 31, 2003 and 2002 consist of the following:

	October 31,
	2003	2002
Finished goods	$2,767,259	$4,329,080
Work in process	1,119,160	1,399,575
Raw materials	2,661,445	3,616,306
Production supplies	76,628	67,169

	$6,624,492	$9,412,130

27	Optical Cable Corporation

During fiscal year 2001, the Company entered into separate long-term supply agreements with two raw optical fiber suppliers.

The agreement with the first optical fiber supplier was amended in December 2002 to significantly reduce the amount of the Company’s total fiber purchase commitment. The agreement, as amended, expires on December 31, 2005. The aggregate purchases required under the terms of this amended agreement (subject to certain future market price adjustments) are included in the table below. Additionally, this amended supply agreement requires that one-half of the Company’s aggregate multimode fiber purchases and one-half of the Company’s aggregate single-mode fiber purchases through December 31, 2005 be purchased from this first supplier at market prices.

An agreement with the second optical fiber supplier was also amended in December 2002 to significantly reduce the amount of the Company’s fiber purchase commitment. This supply agreement, as amended, sets forth certain quantities to be purchased for calendar years 2004 and 2005. However, the supply agreement allows us to carry over the purchase commitment of any year to future years without penalty in the event the target quantities in any year are not met; provided that the aggregate amount of the purchase commitment under the supply agreement must be satisfied by December 31, 2005. The aggregate purchases under this supply agreement (subject to certain future market price adjustments) are included in the table below assuming the purchase target quantities are met each year as set forth in the agreement.

The aggregate purchases required related to the two supply agreements, as amended, for each of the fiscal years subsequent to October 31, 2003 are approximated as follows (subject to certain future market price adjustments and assuming the annual target purchase quantities related to the second supply agreement are met):

Fiscal year ending October 31,	Amount
2004	$4,675,000
2005	4,689,000
2006	792,000

Total	$10,156,000

The aggregate purchases related to these agreements, as amended, totaled approximately $5.8 million, $6.7 million and $9.5 million for the years ended October 31, 2003, 2002 and 2001, respectively.

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2003 and 2002 consists of the following:

	October 31,
	2003	2002
Land	$2,745,327	$2,745,327
Building and improvements	6,919,634	6,904,482
Machinery and equipment	9,483,705	9,397,266
Furniture and fixtures	839,257	806,329
Construction in progress	279,059	34,937

Total property and equipment, at cost	20,266,982	19,888,341

Less accumulated amortization and depreciation	(8,982,777)	(7,980,774)

Property and equipment, net	$11,284,205	$11,907,567

Optical Cable Corporation	28

As of October 31, 2003 and 2002, machinery and equipment totaling $912,685 and $1,030,022, respectively, represents machinery and equipment purchased for expansion in 2001, which is ready for service but has not yet been placed into service due to a reduction in product demand.

During the fiscal year ended October 31, 2003, the Company recorded a loss on impairment of machinery and equipment totaling $117,337 due to an automation upgrade initiative. The impairment loss relates to certain of the machinery and equipment not yet placed into service that the Company anticipates will be replaced in conjunction with the automation project. The loss represents the write-off of the carrying value of the machinery and equipment anticipated to be replaced.

(5)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2003 and 2002, the Company’s accrual for estimated product warranty claims totaled $150,000 and $100,000, respectively, in the accompanying balance sheets included in accounts payable and accrued expenses. The accrued product warranty costs are based primarily on historical experience of actual warranty claims as well as current information on repair costs. Warranty claims expense for the year ended October 31, 2003 totaled $398,441.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal year ended October 31, 2003:

Balance at October 31, 2002	$100,000
Liabilities accrued for warranties issued during the year	321,260
Warranty claims paid during the period	(348,441)
Changes in liability for pre-existing warranties during the year	77,181

Balance at October 31, 2003	$150,000

(6)	Warrants and Shareholder Litigation Settlement

In four class action lawsuits, filed between November 26, 2001 and January 31, 2002, the Company, Robert Kopstein, the Company’s former Chairman, President and Chief Executive Officer, and two other officers and directors, Luke J. Huybrechts and Kenneth W. Harber, were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”). In the Consolidated Suit, the plaintiffs purported to represent purchasers of our common stock during the period ranging from June 14, 2000, through September 26, 2001, (the class period), and alleged that the defendants violated Sections 10(b) and 20 of the federal Securities Exchange Act of 1934 in making certain alleged misrepresentations and/or omitting to disclose material facts. The plaintiffs in the Consolidated Suit sought compensatory damages in an unspecified amount, as well as reasonable costs and expenses incurred in the cause of action, including attorneys’ fees and expert fees.

On September 23, 2002, the Court entered an Order and Final Judgment, approving the settlement and dismissing the Consolidated Suit with prejudice. The Order and Final Judgment was subject to appeal for 30 days after being entered. Since no appeal was filed with the Court within 30 days, the settlement became final and binding. The settlement provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares of the Company’s common stock at an exercise price per share of $4.88.

29	Optical Cable Corporation

The Company paid $500,000 of the cash portion of the settlement upon preliminary court approval. The second and final installment, totaling $200,000, of the cash portion of the settlement was paid on November 1, 2002.

The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing the costs incurred during the year as a result of the settlement of the Consolidated Suit. Of the total charge during 2003, $862,250 resulted from the variable accounting treatment, required by accounting principles generally accepted in the United States of America, related to the warrants issued as part of the settlement. Likewise, the Company recorded a charge during fiscal year 2002 in the amount of $997,112, representing the estimated cost of the settlement of the Consolidated Suit and related professional fees incurred, net of insurance proceeds. Of the total charge recorded in 2002, $320,344 resulted from the variable accounting treatment related to the warrants.

During fiscal year 2003, the Company issued 250,000 warrants to purchase shares of common stock to class members defined in the Consolidated Suit in accordance with the settlement agreement approved by the United States District Court for the Western District of Virginia on September 23, 2002. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $4.88 per share. The warrants will expire October 24, 2007.

The fair value of the 250,000 warrants, totaling $1,182,594, net of issuance costs of $82,487, as of October 31, 2003, is included in “common stock” in the shareholders’ equity section of the accompanying balance sheet. Accounting principles generally accepted in the United States of America required the fair value of the warrants to be adjusted at each reporting period until such time that the following two conditions were met: (i) the Company was irrevocably obligated to issue the warrants, and (ii) the underlying shares of common stock to be issued on exercise were registered. The second and final of these two conditions was satisfied on May 19, 2003 when the Securities and Exchange Commission (the “SEC”) declared the registration statement of the underlying shares of common stock to be effective. During the fiscal years ended October 31, 2003 and 2002, the Company recorded $862,250 and $320,344, respectively, of noncash expense resulting from the variable accounting treatment of the warrants as the price of the Company’s common stock increased through May 19, 2003. The expense is a noncash item and has no impact on the Company’s net cash flow.

The warrant expense portion of the shareholder litigation settlement expense is calculated using the Black-Scholes pricing model. The closing price of the Company’s common stock of $5.80 on May 19, 2003, the date the registration statement was declared effective by the SEC, was used in that calculation.

No further adjustment of the fair value will be required and future periods’ statements of operations will not be impacted by the variable accounting treatment. During the fiscal year ended October 31, 2003, the fair value of the warrants, net of issuance costs, was reclassified from an accrued liability to permanent equity in accordance with generally accepted accounting principles.

Warrant activity for the year ended October 31, 2003 is as follows:

	Number of shares	Weighted-average exercise price
Balance at October 31, 2002	—	—
Granted	250,000	4.88
Exercised	(6,220)	4.88
Forfeited	(3)	4.88

Balance at October 31, 2003	243,777	$4.88

Optical Cable Corporation	30

(7)	Note Payable to Bank

The Company has a revolving credit facility with Wachovia Bank, National Association. The three-year credit facility, which expires in April 2005, provides up to a maximum of $25 million and is collateralized by all of the Company’s tangible and intangible assets. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to the Company’s accounts receivable, inventory and fixed assets. The Company’s ability to access the full amount of the credit facility depends on the future growth of the Company’s borrowing base. The Company maintains a sweep arrangement with its bank, where at the end of each day, all of the Company’s cash is used to paydown its outstanding note payable to the bank, if any. As of October 31, 2003, the Company had no outstanding borrowings under the credit facility, with $10,404,163 unused and available. As of October 31, 2002, the Company had no outstanding borrowings under the credit facility.

The credit facility bears interest at one-half of one percent (0.50%) per annum above the prime rate (facility rate of 4.5% as of October 31, 2003). The facility also provides a LIBOR based rate at the Company’s option.

In connection with obtaining and amending the credit facility described above, the Company incurred various costs totaling $35,154 and $308,164 during the fiscal years ended October 31, 2003 and 2002, respectively. These financing costs have been deferred and are included in other assets, net in the accompanying balance sheet as of October 31, 2003 and 2002. These deferred financing costs are being amortized to interest expense using the straight-line method, which approximates the effective interest method, over the life of the credit facility.

(8)	Related Party Transactions

From February 1, 1995 through October 31, 2001, the Company had entered into employment agreements with the individual who was the Company’s former Chairman, President and Chief Executive Officer and its previously sole shareholder, which typically had a term of less than two years. Compensation under this arrangement, which terminated on October 31, 2001, amounted to $681,546 for the year ended October 31, 2001.

Upon the recommendation of the independent Special Committee of its Board of Directors, the Board of Directors removed this individual as the Company’s Chairman, President and Chief Executive Officer on December 3, 2001.

During the year ended October 31, 2001, the Company paid $90,000 to Serendipity Motorsports, a company owned by the daughter of the Company’s former Chairman, President and Chief Executive Officer. The payments were for the sponsorship of a NASCAR Goody’s Dash Series Team involving a race car driven by the daughter.

(9)	Employee Benefits

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2003, 2002 and 2001, total expense of $1,044,402, $1,223,403 and $1,682,107, respectively, was incurred under the Company’s insured health care program.

31	Optical Cable Corporation

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. Company matching contributions are two dollars for every one dollar contributed by an employee up to 4% of the employees’ annual compensation. The Company made matching contributions to the plan of $337,686, $437,132 and $454,825 for the years ended October 31, 2003, 2002 and 2001, respectively.

The Company adopted on March 1, 1996 the Optical Cable Corporation 1996 Stock Incentive Plan (the “Plan”). The Plan is intended to provide a means through the use of stock incentives that the Company can increase the personal financial interest employees have in the future success of the Company, thereby stimulating the efforts of these employees and strengthening their desire to remain with the Company. The Company has reserved 750,000 shares of common stock for issuance pursuant to incentive awards under the Plan. As of October 31, 2003, there were approximately 285,000 additional shares available for grant under the Plan. Through the end of fiscal year 2003, options granted under the plan have terms ranging from 4 to 10 years, and generally vest 25% after two years, 50% after three years, 75% after four years and 100% after five years or in equal quarterly installments over five years, with certain option grants vesting in equal monthly installments over four years.

No new stock options were granted during 2003. The per share weighted-average estimated fair value of stock options granted during 2002 was $6.97 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no expected cash dividend yield, risk-free interest rate of 5.15%, expected volatility of 134.6% and an expected life of 9 years. The per share weighted-average estimated fair value of stock options granted during 2001 was $33.76 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no expected cash dividend yield, risk-free interest rate of 5.57%, expected volatility of 106.8% and an expected life of 4.87 years.

Additionally, during 2002 the Board of Directors approved grants of stock options outside of the Plan to purchase a total of 3,122 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of the grant. These grants were made to those outside members of the Board of Directors who had not served as an executive officer of the Company during the past year. These options vested monthly over one year. The per share estimated fair value of stock options granted to these outside members of the Board of Directors was $6.87 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected cash dividend yield, risk-free interest rate of 5.34%, expected volatility of 133.6% and an expected life of 9 years.

Optical Cable Corporation	32

Stock option activity for the years ended October 31, 2003, 2002 and 2001 is as follows:

	Number of shares	Weighted-average exercise price
Balance at October 31, 2000	53,625	$36.24
Granted	93,750	60.32
Exercised	(17,805)	16.56
Forfeited	(2,875)	82.08

Balance at October 31, 2001	126,695	55.76
Granted	347,935	7.43
Exercised	—	—
Forfeited	(59,322)	21.73

Balance at October 31, 2002	415,308	20.13
Granted	—	—
Exercised	—	—
Forfeited	(28,063)	27.49

Balance at October 31, 2003	387,245	$19.59

At October 31, 2003, the number, weighted-average exercise price and weighted-average remaining contractual life of outstanding options and the number and weighted-average exercise price of options currently exercisable are as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted-average exercise price	Remaining contractual life	Number of options	Weighted-average exercise price
	(in years)
$4.64	5,000	$4.64	8.61	1,500	$4.64
$7.12 – $10.00	308,786	$7.76	8.27	118,828	$7.91
$13.36	8,282	$13.36	2.33	8,282	$13.36
$59.36 – $85.50	65,177	$77.58	3.11	31,096	$68.91

Included in total options outstanding as of October 31, 2003 were 11,875 options to nonemployee sales representatives. The Company recorded compensation expense (benefit) of $17,857, $(1,377) and $5,593 related to these options for the fiscal years ended October 31, 2003, 2002 and 2001, respectively.

On December 30, 2003, a restricted stock award of 149,000 shares was approved by the Compensation Committee of the Board of Directors of the Company. The shares will vest in equal amounts quarterly over almost four years with the first vesting date occurring on January 31, 2004. The Company will record compensation expense ratably over the vesting period equal to the number of shares multiplied by the closing price of $6.60 on the date of grant.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting. In addition, the Company’s fiber optic cable products are similar in nature. Therefore, the Company has disclosed enterprise-wide information about geographic areas and major customers below.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2003 and 2002 have been adequately provided for in the financial statements.

33	Optical Cable Corporation

For the year ended October 31, 2003, 14.9%, or approximately $6,104,000 of net sales were attributable to one major domestic distributor. The related trade accounts receivable for this distributor as of October 31, 2003 totaled approximately $1.4 million. No other single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2003. As of October 31, 2003, no other single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

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

For the years ended October 31, 2003, 2002 and 2001, approximately 81%, 77% and 77%, respectively, of net sales were from customers located in the United States, while approximately 19%, 23% and 23%, respectively, were from international customers. Net sales attributable to the United States and all foreign countries in total for the years ended October 31, 2003, 2002 and 2001 were as follows:

	Years ended October 31,
	2003	2002	2001
United States	$33,449,218	$32,706,256	$46,342,042
All foreign countries in total	7,664,823	9,891,944	14,063,395

Total net sales	$41,114,041	$42,598,200	$60,405,437

No individual foreign country accounted for more than 10% of total net sales in fiscal years 2003, 2002 or 2001. In addition, none of the Company’s long-lived assets are located outside the United States.

(11)	Income Taxes

Total income tax expense (benefit) for the years ended October 31, 2003, 2002 and 2001 was allocated as follows:

	Years ended October 31,
	2003	2002	2001
Income from operations	$(122,962)	$(67,891)	$2,297,466
Shareholders’ equity, for disqualifying disposition of stock options exercised	—	(57,412)	(62,749)

	$(122,962)	$(125,303)	$2,234,717

Optical Cable Corporation	34

Income tax expense (benefit) attributable to income from operations for the years ended October 31, 2003, 2002 and 2001 consists of:

Fiscal year ended October 31, 2003	Current	Deferred	Total
U.S. Federal	$135,310	$(242,354)	$(107,044)
State	6,316	(22,234)	(15,918)

Totals	$141,626	$(264,588)	$(122,962)

Fiscal year ended October 31, 2002	Current	Deferred	Total
U.S. Federal	$(261,254)	$240,467	$(20,787)
State	(99,248)	52,144	(47,104)

Totals	$(360,502)	$292,611	$(67,891)

Fiscal year ended October 31, 2001	Current	Deferred	Total
U.S. Federal	$2,458,680	$(381,647)	$2,077,033
State	268,716	(48,283)	220,433

Totals	$2,727,396	$(429,930)	$2,297,466

Reported income tax expense (benefit) for the years ended October 31, 2003, 2002 and 2001 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income before income tax benefit in 2003 and applying the U.S. Federal statutory income tax rate of 35% to income (loss) before income tax expense (benefit) in 2002 and 2001, as follows:

	Years ended October 31,
	2003	2002	2001
“Expected” tax expense (benefit)	$65,159	$75,444	$(1,551,107)
Increase (reduction) in income tax expense resulting from:
Benefits from extraterritorial income exclusion and foreign sales corporation	(208,165)	(119,213)	(155,846)
State income taxes, net of federal benefit (expense)	(15,272)	2,191	(145,804)
Increase (decrease) in the valuation allowance for deferred tax assets	—	(62,604)	4,059,822
Other differences, net	35,316	36,291	90,401

Reported income tax expense (benefit)	$(122,962)	$(67,891)	$2,297,466

The significant components of deferred income tax expense (benefit) attributable to income from operations for the years ended October 31, 2003, 2002 and 2001 are as follows:

	Years ended October 31,
	2003	2002	2001
Deferred tax expense (benefit) (exclusive of the effects of the other component below)	$(264,588)	$355,215	$(4,489,752)
Increase (decrease) in the valuation allowance for deferred tax assets	—	(62,604)	4,059,822

	$(264,588)	$292,611	$(429,930)

35	Optical Cable Corporation

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2003 and 2002 are presented below:

	October 31,
	2003	2002
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$203,841	$244,571
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	782,268	710,359
Capital loss carryforward and unrealized net loss on trading securities	3,997,218	3,997,218
Fair value of warrants, deductible for tax purposes when exercised	419,613	115,154
Liabilities recorded for loss contingencies, deductible for tax purposes when paid	144,967	229,987
Other	36,768	16,089

Total gross deferred tax assets	5,584,675	5,313,378
Less valuation allowance	(3,997,218)	(3,997,218)

Net deferred tax assets	1,587,457	1,316,160

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(354,971)	(311,582)
Other receivables, due to accrual for financial reporting purposes	(65,999)	(102,679)

Total gross deferred tax liabilities	(420,970)	(414,261)

Net deferred tax asset	$1,166,487	$901,899

As of October 31, 2003 and 2002, the Company has assessed the realizability of its deferred tax asset relating to the capital loss carryforward generated by the sale of the Company’s trading securities during the fiscal year ended October 31, 2001. The Company has determined that, based on the tax planning strategies available as of October 31, 2003, it is more likely than not that this deferred tax asset totaling $3,997,218 as of October 31, 2003 and 2002, will not be realized. In addition, the capital loss carryforward may be limited due to certain stock ownership changes. Accordingly, the Company has recorded a valuation allowance for deferred tax assets in the amount of $3,997,218 as of October 31, 2003 and 2002. A decrease in the valuation allowance of $62,604 is included in income tax benefit for the fiscal year ended October 31, 2002 and an increase in the valuation allowance of $4,059,822 is included in income tax expense for the fiscal year ended October 31, 2001. In order to fully realize this deferred tax asset, the Company would need to generate future taxable capital gains of approximately $11.1 million prior to the expiration of the capital loss carryforward in 2006. The Company will consider tax planning strategies that may be determined to be available in the future in order to realize this benefit to the extent possible.

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s other deferred tax assets will be realized.

(12)	Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, trade accounts receivable, other receivables, notes payable to bank, and accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments, with the exception of the portion of accrued shareholder litigation settlement expense, included in accounts payable and accrued expenses as of October 31, 2002, that represented the fair value of the warrants to be issued in connection with the shareholder litigation

Optical Cable Corporation	36

settlement. The fair value of this accrual was calculated using the Black-Scholes pricing model. The fair value for other noncurrent liabilities is estimated by discounting the future cash flows at an estimated interest rate of similar instruments of comparable maturities and approximates the carrying amount reported in the balance sheet.

(13)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

Fiscal year ended October 31, 2003	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$314,607	5,736,404	$0.05

Effect of dilutive stock options and warrants	—	7,952

Diluted net income per share	$314,607	5,744,356	$0.05

Fiscal year ended October 31, 2002	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$283,446	6,928,845	$0.04

Effect of dilutive stock options	—	457

Diluted net income per share	$283,446	6,929,302	$0.04

Fiscal year ended October 31, 2001	Net loss (numerator)	Shares (denominator)	Per share amount
Basic net loss per share	$(6,729,199)	7,019,547	$(0.96)

Effect of dilutive stock options	—	23,705

Diluted net loss per share	$(6,729,199)	7,043,252	$(0.96)

Stock options that could potentially dilute net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share (because to do so would have been antidilutive for the periods presented) totaled 382,245, 410,311 and 60,000 for the years ended October 31, 2003, 2002 and 2001, respectively.

(14)	Shareholders’ Equity

On January 10, 2003, the Company repurchased 1,475,867 shares, or 21.3% of its outstanding common stock, no par value, for $2.00 per share in a privately negotiated transaction. The cost of the transaction including brokerage fees, totaled $3,032,907.

On November 2, 2001, the Board of Directors of the Company adopted a Shareholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right (a Right) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group who is deemed an Acquiring Person as defined in the Rights Plan acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group who is deemed an Acquiring Person has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of the acquiring company’s common shares having a market value of twice such price.

37	Optical Cable Corporation

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

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

(15)	Contingencies

On January 3, 2003, Anicom, Inc., a former customer that is in chapter 11 bankruptcy, filed a complaint against the Company in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Complaint”). The Complaint seeks to avoid and recover certain alleged preferential payments for products in the approximate amount of $1,100,000 made to the Company during the 90-day period preceding Anicom’s bankruptcy filing. The Company has reviewed the claim with legal counsel and based on one of the defenses available to the Company, believes the maximum liability would not exceed $276,000. The Company continues to believe that other defenses available will protect it from liability for the remaining amount of the claim and, thus, that the likelihood that Anicom will be successful in adjudication of the claim, or that Anicom’s claim will result in a material loss, is remote.

From time to time, the Company is involved in various other claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(16)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2003 and 2002:

	Quarter ended
Fiscal year ended October 31, 2003	January 31	April 30	July 31	October 31
Net sales	$9,746,015	$9,758,672	$10,259,907	$11,349,447
Gross profit	3,497,835	3,854,264	3,017,237	4,240,074
Income (loss) before income taxes	(220,321)	192,405	(218,184)	437,745
Net income (loss)	(152,022)	132,759	(71,344)	405,214
Basic and diluted net income (loss) per share	(0.02)	0.02	(0.01)	0.07

Fiscal year ended October 31, 2002	January 31	April 30	July 31	October 31
Net sales	$11,391,421	$10,915,618	$9,736,383	$10,554,778
Gross profit	4,496,237	3,607,822	3,212,080	3,674,869
Income (loss) before income taxes	932,452	166,682	(1,165,294)	281,715
Net income (loss)	604,452	108,177	(755,633)	326,450
Basic and diluted net income (loss) per share	0.09	0.02	(0.11)	0.05

Optical Cable Corporation	38

(17)	Significant Fourth Quarter Adjustments in Fiscal Year 2001

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

39	Optical Cable Corporation

Independent Auditors’ Report

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying balance sheets of Optical Cable Corporation as of October 31, 2003 and 2002, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation as of October 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Roanoke, Virginia

December 12, 2003, except as to note 9,

which is as of December 30, 2003

Optical Cable Corporation	40

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

The Company’s financial reporting and internal controls are under the general oversight of the Board of Directors, acting through the Audit Committee. The Audit Committee meets periodically with management and KPMG LLP, and KPMG LLP has direct and unrestricted access to the Audit Committee at all times. The Audit Committee determines that management is fulfilling its responsibilities and supports actions to identify, measure and control risks and augment internal controls.

/s/ Neil D. Wilkin, Jr.	/s/ Tracy G. Smith

Neil D. Wilkin, Jr. President & Chief Executive Officer	Tracy G. Smith Vice President & Chief Financial Officer

January 29, 2004

41	Optical Cable Corporation

Corporate Information

Corporate Headquarters

Optical Cable Corporation

5290 Concourse Drive

Roanoke, VA 24019

Legal Counsel

Woods Rogers PLC

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

Annual Meeting

The 2004 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 9, 2004, at the Wachovia Tower, 10 S. Jefferson Street, 9th floor training room, Roanoke, Virginia.

Optical Cable Corporation	42

Corporate Information

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq National Market under the symbol OCCF. As of December 31, 2003, there were approximately 7,700 shareholders of record. On January 23, 2004 our common stock closed at a price of $8.39 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq National Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2003	High	Low
First Quarter	$3.85	$1.81
Second Quarter	$4.95	$2.60
Third Quarter	$8.44	$4.41
Fourth Quarter	$7.99	$6.00

	Range of Bid Prices
Fiscal year ended October 31, 2002	High	Low
First Quarter	$14.32	$8.16
Second Quarter	$9.52	$5.28
Third Quarter	$6.08	$1.68
Fourth Quarter	$3.85	$1.75

We have not paid or declared any cash dividends on our common stock since our initial public offering in April 1996 and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

We did declare a rights dividend in connection with the adoption of our shareholders’ rights plan on November 2, 2001. See Note 14 to the financial statements for additional details.

43	Optical Cable Corporation

Corporate Information

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	President and Chief Executive Officer

Luke J. Huybrechts	Senior Vice President of Sales

Charles W. Carson	Senior Vice President of Marketing and Strategy

Tracy G. Smith	Vice President and Chief Financial Officer

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder R. Frazier, Incorporated

John M. Holland	President and Founder Cybermotion

Luke J. Huybrechts	Senior Vice President of Sales Optical Cable Corporation

Craig H. Weber	Managing Partner Hollymeade Group, LLC

Neil D. Wilkin, Jr.	President and Chief Executive Officer Optical Cable Corporation

Optical Cable Corporation	44