Form 10-K, Exhibit 13
period 2004-10-31
OPTICAL CABLE CORP
filed 2005-01-26
CIK 1000230

Exhibit 13.1

OPTICAL CABLE CORPORATION

Annual Report

2004

TABLE OF CONTENTS

2	Selected Financial Information

4	Letter to Shareholders

7	Management’s Discussion and Analysis

20	Financial Statements

24	Notes to Financial Statements

40	Report of Independent Registered Public Accounting Firm

41	Management’s Statement of Responsibility

42	Corporate Information

1

Selected Financial Information

(in thousands, except per share data and footnotes)

	Years ended October 31,
	2004	2003	2002	2001	2000
Statement of Operations Information:
Net sales	$43,218	$41,114	$42,598	$60,405	$58,219
Cost of goods sold	26,515	26,505	27,607	35,983	30,878

Gross profit	16,703	14,609	14,991	24,422	27,341

Selling, general and administrative expenses	15,457	13,309	13,603	17,131	15,024
Shareholder litigation settlement expense (1)	—	871	997	—	—
Loss on impairment of machinery and equipment (2)	—	117	—	—	—

Income from operations	1,246	312	391	7,291	12,317

Other income (expense):
Gains (losses) on trading securities, net (3)	—	—	—	(11,414)	289
Interest income (expense), net	(113)	(159)	(184)	(318)	173
Other, net	(19)	39	9	9	(45)

Income (loss) before income tax expense (benefit)	1,114	192	216	(4,432)	12,734

Income tax expense (benefit) (4)	364	(123)	(68)	2,297	4,479

Net income (loss)	$750	$315	$284	$(6,729)	$8,255

Net income (loss) per share:
Basic	$0.13	$0.05	$0.04	$(0.96)	$1.17

Diluted	$0.13	$0.05	$0.04	$(0.96)	$1.16

Weighted average shares:
Basic	5,587	5,736	6,929	7,020	7,038

Diluted	5,618	5,744	6,929	7,043	7,095

Balance Sheet Information:
Cash and cash equivalents	$4,342	$2,337	$747	$2,088	$1,459
Trading securities	—	—	—	—	17,983
Working capital	15,360	14,277	15,480	14,205	31,986
Total assets	32,113	30,185	32,674	42,798	52,688
Short-term borrowings	—	—	—	8,271	5,659
Total shareholders’ equity	27,675	26,634	28,204	27,865	43,508

(1)	The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing the costs incurred during the year as a result of the settlement of a consolidated shareholder class action lawsuit. Of the total charge during 2003, $862,250 resulted from the variable accounting treatment, required by U.S. generally accepted accounting principles, related to warrants to purchase 250,000 shares of the Company’s common stock issued as part of the settlement. The Company recorded a charge during fiscal year 2002 in the amount of $997,112, representing the estimated cost of the settlement of the consolidated shareholder class action lawsuit and related professional fees incurred, net of insurance proceeds. Of the total charge recorded in 2002, $320,344 resulted from the variable accounting treatment related to the warrants. See note 6 of the notes to the financial statements for further information on the warrants issued in connection with the litigation settlement.
(2)	The Company recorded a charge during fiscal year 2003 in the amount of $117,337 due to a loss on impairment of machinery and equipment in connection with an automation upgrade to the Company’s production lines. See note 4 of the notes to the financial statements for further information on the loss on impairment of machinery and equipment.

Optical Cable Corporation	2

(3)	In January 2000, at the direction of the Company’s former Chairman, President and Chief Executive Officer, the Company began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. The Company’s active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, the Company sold all of its remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. For accounting purposes, the Company categorized its past investment in the Nasdaq 100 Trust as trading securities, and recorded the investment on its balance sheet at fair value, which was based on quoted market prices. Realized and unrealized net gains or losses were included in other gains (losses) on trading securities, net, under the other income (expense) section of the statement of operations.
(4)	The effect of establishing a valuation allowance against the Company’s deferred tax assets relating to the capital loss carryforward generated by the sale of the Company’s trading securities during fiscal year 2001 resulted in an increase in income tax expense of approximately $4.1 million for fiscal year 2001. See note 10 of the notes to the financial statements for further information on income taxes.

3	Optical Cable Corporation

Dear Shareholders:

I am pleased to report to you that your management team continues to focus on delivering results—building short-term financial performance; building the critical mass of resources necessary to support future growth; and executing a strategy designed to build increased shareholder value over the long term.

Building Performance

We continue to focus on delivering short-term performance ahead of expectations for the fiber optic cable enterprise market. During fiscal year 2004, the Optical Cable Corporation team delivered gains in short-term financial performance:

•	We grew net sales by 5.1% to $43.2 million from $41.1 million the year before—increasing net sales within the United States by 5.3% to $35.2 million, and increasing net sales outside of the United States by 4.5% to $8.0 million.

•	We increased gross margins to 38.6% from 35.5% during the prior year. The increase reflects changes in our product mix sold, in part a result of our targeted market segment initiatives.

•	We increased net income to $0.13 per share from $0.05 per share from the year before—even as an increase in our effective tax rate significantly impacted net income during the year. (See note 10 to the financial statements.)

•	We increased our cash on hand 85.8% to $4.3 million, and we continue to have no borrowings under our bank credit facility.

•	We increased our net book value to $27.7 million and increased our net current assets to $15.4 million.

•	We have maintained our position as one of the leading manufacturers of fiber optic cable for the enterprise market in North America. We believe we are positioned as the second largest manufacturer in terms of volume and net sales for that market.

Building Critical Mass

We continue building and maintaining the critical mass of resources—both infrastructure and personnel—necessary to support future growth. During fiscal year 2004, we took significant steps toward that goal:

•	We more than doubled our capital expenditures compared to the previous year, as we upgraded certain existing equipment, added new equipment as needed, and invested in improving control systems.

Optical Cable Corporation	4

•	We increased our headcount approximately 10% during the year, adding needed personnel in areas critical to supporting our planned growth. Departments with personnel additions included production, engineering, sales, quality, and finance. Among our hires are key mid-level managers with significant experience and a history of achievement.

•	In May, we completed a reorganization of our departments. The marketing and sales departments were combined under Charlie Carson, who became our Senior Vice President of Marketing and Sales. Luke Huybrechts became our Senior Vice President of Operations, with responsibility for production, technology and engineering, and quality. Ted Leonard became our Vice President of Technology and Engineering.

•	In July, we announced the addition of John B. Williamson, III to our Board of Directors. John is Chairman of the Board, President and Chief Executive Officer of RGC Resources, Inc. (Nasdaq NM: RGCO). Already he has been a great asset to Optical Cable.

Building Longer Term Shareholder Value

We are executing a strategy designed to build increased shareholder value over the long term. The strategy that has generated our improved results to date remains essentially unchanged: deliver the exceptional services and quality products our customers have come to expect from Optical Cable Corporation; grow sales by targeting market segments particularly well suited for our rugged fiber optic cable designs—like the mining, military, security and industrial markets; continue to assemble and maintain the critical mass of resources (both infrastructure and personnel) necessary to facilitate and support future sales growth, as well as the creation of increased shareholder value over the long term; and pursue the appropriate opportunities to grow our partnership and alliance base and to expand our product breadth when such opportunities can offer better solutions to our customers’ fiber optic communication needs.

As we execute our long term strategy, we recognize the need to generate sufficient returns on our shareholders’ investment. To keep management’s focus on total shareholder returns, even in the short term, a portion of the equity grants issued to the management team in December 2004 are eligible for vesting over four to six years provided that Optical Cable Corporation’s total shareholder return (in terms of stock price and dividends) beats the Russell 2000® Index by at least 20%. Unvested shares will be forfeited.

5	Optical Cable Corporation

Continued Results Focus in 2005

During fiscal year 2005, your management team will continue this focus on results.

We plan to accelerate our sales growth this year, targeting a percentage net sales increase in the high single digits to the low double digits. However, as in fiscal year 2004, we anticipate that net sales in the first half of the year will be lower than net sales in the second half of the year due to the effects of seasonality.

We have budgeted $3.0 million in capital expenditures for continued equipment upgrades and purchases, as well as for the purchase of, and certain integration costs of, an ERP system. Additionally, we will continue to review our staffing requirements as we fill open positions, working to ensure expenses remain controlled.

During fiscal 2005, we will be working to comply with Section 404 of Sarbanes-Oxley, which will be required for Optical Cable during fiscal year 2005. We have budgeted for anticipated increases in expenses and personnel needed to ensure our compliance by the end of the year.

Growing Momentum

We are quite proud of what the Optical Cable Corporation team has accomplished to date; and a momentum is growing. We are committed to continuing this momentum—building on our progress and positioning Optical Cable for future growth—to ensure the creation of significant future shareholder value.

Thank you for your continued interest in Optical Cable Corporation.

Neil D. Wilkin, Jr.

Chairman of the Board,

President and Chief Executive Officer

Optical Cable Corporation	6

Management’s Discussion and Analysis of Results

of Operations and Financial Condition

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; the economic conditions affecting network service providers; corporate spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber); our dependence on a single manufacturing facility; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; further adverse changes in laws and regulations associated with the extraterritorial income exclusion; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States and subsequent military responses by the United States, and any potential future military conflicts; ability to retain key personnel; our ability to successfully implement planned changes to our information technology systems; the impact of changes in accounting policies, including those by the Securities and Exchange Commission and the Public Company Accounting Oversight Board; our ability to successfully comply with, and the cost of compliance with, the provisions of section 404 of the Sarbanes-Oxley Act of 2002; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; impact of weather or natural disasters in the areas of the world in which we operate and market our products; changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive and we incorporate by reference those factors included in current reports on Form 8-K.

Amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview

During our 2004 fiscal year, we increased net sales 5.1%, increased gross margins and appreciably increased net income, when compared to our 2003 fiscal year. We believe our market segment initiatives and other ongoing initiatives, in addition to improvements in the markets in which we operate have contributed to the increase in net sales during fiscal year 2004 compared to fiscal year 2003. We reported net income in fiscal year 2004 of $750,000, or $0.13 per basic and diluted common share, compared to net income of $315,000, or $0.05 per basic and diluted common share, in fiscal year 2003. We continued to report a positive cash balance at October 31, 2004, avoiding the need to use our credit facility for either working capital or capital expenditures during the year. Each of these items will be described in further detail later in our discussion.

We are a leading manufacturer of a broad range of tight buffered fiber optic cables for high bandwidth transmission of data, video and audio communications, primarily sold into the local area network and premises markets, often referred to as the enterprise market. Our fiber optic cables are well-suited for use in various short- to moderate-distance applications, including applications in the enterprise market.

7	Optical Cable Corporation

We pioneered the design and production of special tight buffered fiber optic cables for the most demanding military field applications in the early 1980s. At our ISO 9001:2000 registered facility in Roanoke, Virginia, we manufacture a broad range of fiber optic cables that can be used both indoors and outdoors. Our current product portfolio is built on the evolution of our fundamental technologies and designed to provide end-users with significant value. Uses for our products range from commercial and campus installations to customized products for specialty applications and harsh environments, including military tactical fiber optic cables.

Our fiber optic cables are easy and economical to install, provide a high degree of reliability and offer outstanding performance characteristics. We have designed and implemented an efficient, automated manufacturing process based on our proprietary technologies. This enables us to produce high quality indoor/outdoor tight buffered fiber optic cable rapidly and cost efficiently.

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, various smaller distributors and original equipment manufacturers. For the years ended October 31, 2004, 2003 and 2002, approximately 81%, 81% and 77%, respectively, of net sales were from customers located in the United States, while approximately 19%, 19% and 23%, respectively, of net sales were from international customers. Substantially all of our international sales are denominated in U.S. dollars. The lower percentage of international net sales in 2003 compared to 2002 resulted primarily from a nonrecurring large order of one international customer during 2002. Fluctuations in the percentage of international net sales from period to period occur based on the timing of large international orders, coupled with the impact of increases or decreases in domestic sales. Fluctuations in the timing or magnitude of international sales may cause our results to differ from our expectations.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss, based on shipping terms. In fiscal year 2004 and 2003, one major domestic distributor accounted for 16.0% and 14.9% of our net sales, respectively. No single customer accounted for more than 10% of our net sales in fiscal year 2002. Other than this distributor, no single customer accounted for more than 10% of our net sales in fiscal years 2004, 2003 or 2002.

A significant percentage of the selling price of our fiber optic cable is based on the cost of raw materials used. Single-mode fiber is less expensive than multimode fiber, and consequently single-mode fiber optic cables have a lower per unit selling price than comparable multimode fiber optic cables. We believe that the long-haul, metropolitan and access markets are predominantly the users of single-mode fiber optic cable, and that increasingly, single-mode fiber optic cable is also being used for other short- to moderate-distance installations where higher bandwidth is required. However, any trend toward the use of single-mode fiber optic cables in such other installations may be slowed to the extent that 50 micron 1 gigabit and 10 gigabit multimode fiber optic cables are used to satisfy current bandwidth demands. To the extent that our sales mix shifts toward single-mode cables, we will have to increase the volume of our sales to maintain our current level of net sales.

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

Optical Cable Corporation	8

Other expense, net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our manufacturing operations.

Results of Operations

The following table sets forth and highlights fluctuations in selected line items from our statements of operations for the periods indicated:

	Fiscal Years Ended October 31,		Percent Change	Fiscal Years Ended October 31,		Percent Change
	2004	2003		2003	2002
Net sales	$43,200,000	$41,100,000	5.1%	$41,100,000	$42,600,000	(3.5)%
Gross profit	16,700,000	14,600,000	14.3	14,600,000	15,000,000	(2.5)
SG&A expenses	15,500,000	13,300,000	16.1	13,300,000	13,600,000	(2.2)
Net income	750,000	315,000	138.4	315,000	284,000	11.0

Net Sales

Net sales increased 5.1% to $43.2 million in fiscal year 2004 from $41.1 million in fiscal year 2003. As expected, net sales increased sequentially from quarter to quarter during 2004. Quarterly net sales ranged from $9.3 million during the first quarter of 2004 to $11.9 million during the fourth quarter of 2004. The quarterly sequential increase, we believe, is largely a result of our expected seasonality patterns and is consistent with the pattern of net sales experienced during 2003. Specifically, we expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to the construction cycles and budgetary considerations of our customers. We believe this pattern will be repeated in fiscal year 2005. We believe our market segment initiatives and other ongoing initiatives, in addition to improvements in the markets in which we operate, have contributed to the overall increase in sales when comparing fiscal year 2004 to fiscal year 2003. Our forward sales order load also increased during fiscal year 2004.

During fiscal year 2004, we experienced an increase in both volumes shipped and in our average selling price per fiber meter compared to 2003. At the same time, we experienced an increase in product mix for cable containing single-mode fiber (which typically has a lower relative sales price), compared to cable containing multimode fiber (which typically has a higher relative sales price) when compared to 2003. The increase in product mix for cable containing single-mode fiber was not significant enough to outweigh the increased volumes and increased average selling price.

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

9	Optical Cable Corporation

Gross Profit

Gross profit increased 14.3% to $16.7 million in fiscal year 2004 from $14.6 million in 2003. Gross profit margin, or gross profit as a percentage of net sales, increased to 38.6% for fiscal year 2004 from 35.5% for 2003. The higher gross profit margins for 2004 generally resulted from the sale of a mix of products with higher margins during fiscal year 2004.

Gross profit decreased 2.5% to $14.6 million in fiscal year 2003 from $15.0 million in 2002. Gross profit margin, or gross profit as a percentage of net sales, was approximately the same as gross profit margin in the prior year at 35.5% for fiscal year 2003 versus gross profit margin of 35.2% for fiscal year 2002. We continued to see pressure on pricing as a result of certain industry conditions during fiscal year 2003. We believe the pricing pressure resulted from the continued excess fiber and fiber optic cable manufacturing capacity in the marketplace. Therefore, despite a slight increase in volumes shipped during the year, net sales declined. The impact of the increased volumes was partially offset by our ability to obtain lower pricing on certain raw materials during the year.

Selling, General and Administrative Expenses

SG&A expenses increased 16.1% to $15.5 million in fiscal year 2004 from $13.3 million in 2003. SG&A expenses as a percentage of net sales were 35.8% in fiscal year 2004 compared to 32.4% in 2003. The higher percentage in fiscal year 2004 reflects the fact that net sales for the period only increased 5.1% compared to 2003, while SG&A expenses increased 16.1% compared to 2003. The largest element of the net increase in SG&A expenses during 2004 compared to 2003 was compensation costs. Compensation costs have increased as a result of increases in commissions as net sales have increased, increases in employee incentives targeted to improve financial results and market segment penetration and the hiring of new employees designed to build the critical mass of resources we believe necessary to support anticipated future sales growth. Other costs that contributed to the increase in SG&A include costs associated with the expensing of restricted stock grants for both members of management and non-employee Directors. As previously disclosed, during fiscal year 2004 we began using restricted stock grants as management incentives in lieu of stock options. Additionally, during 2004, in accordance with our 2004 Non-employee Directors Stock Plan approved by the shareholders at our annual meeting on March 9, 2004, we began using restricted stock grants as partial compensation for non-employee Directors as payment for Board services in lieu of cash. Generally, restricted stock grants are expensed over the vesting period of the grant, where stock options have historically not been expensed.

SG&A expenses decreased 2.2% to $13.3 million in fiscal year 2003 from $13.6 million in 2002. SG&A expenses as a percentage of net sales were 32.4% in fiscal year 2003 compared to 31.9% in 2002. The slightly higher percentage in fiscal year 2003 reflects the fact that net sales for the period decreased 3.5% compared to 2002, while SG&A expenses only decreased 2.2% compared to 2002. The decrease in SG&A expenses during fiscal year 2003 compared to 2002 results from decreases in certain types of selling costs, legal and professional fees (excluding those fees related to the shareholder litigation), and bad debt expense, partially offset by increases in compensation costs partially resulting from new hires during the year.

Shareholder Litigation Settlement Expense

We recorded a charge during fiscal year 2003 in the amount of $871,000 representing additional costs incurred in the settlement of the consolidated shareholder class action lawsuit. Of the total amount expensed, approximately $862,000 represented an increase in the fair value of the warrants to purchase 250,000 shares of our common stock at an exercise price of $4.88 per share issued in connection with the settlement of the shareholder litigation. U.S. generally accepted accounting principles required the fair value of the warrants to be adjusted at each reporting period until such time that the following two conditions were met: (i) we were irrevocably obligated to issue the warrants, and (ii) the underlying shares of common stock to be issued on exercise were registered. The second and final of these two conditions was satisfied on May 19, 2003 when the Securities and Exchange Commission, also referred to as the “SEC,” declared the registration statement for the underlying shares of

Optical Cable Corporation	10

common stock to be effective. The expense associated with the increase in the fair value of the warrants was a non-cash item and had no impact on our net cash flow. The warrant expense portion of the shareholder litigation settlement expense was calculated using the Black-Scholes pricing model. The closing price of our common stock of $5.80 on May 19, 2003, the date the registration statement was declared effective by the SEC, was used in that calculation.

Subsequent to May 19, 2003, no further adjustment of the fair value was or will be required. Therefore, there was no similar charge in fiscal year 2004, and future periods’ statements of operations will not be impacted by the variable accounting treatment. During the fiscal year ended October 31, 2003, the fair value of the warrants, net of issuance costs, was reclassified from an accrued liability to permanent equity in accordance with U.S. generally accepted accounting principles.

We recorded a charge during fiscal year 2002 in the amount of $997,000 representing the estimated cost of the settlement of the consolidated shareholder class action lawsuit and related professional fees incurred during fiscal year 2002, net of insurance proceeds. Of the total amount expensed, approximately $320,000 represented the fair value of the warrants based on the Black-Scholes pricing model. The closing price of our common stock as of October 31, 2002, of $1.84 per share was used in the calculation for fiscal year 2002.

The shareholder lawsuit is described in more detail in our discussion of “Liquidity and Capital Resources.”

Loss on Impairment of Machinery and Equipment

During fiscal year 2003, we recorded a loss on impairment of machinery and equipment totaling $117,000, due to an automation upgrade initiative. The impairment loss relates to certain machinery and equipment purchased throughout fiscal year 2001 not yet placed into service that is being replaced in conjunction with an automation upgrade project. The loss is a non-cash item that represents the write-off of the carrying value of the machinery and equipment anticipated to be replaced. There was no such impairment loss during 2004 or 2002.

Other Expense, Net

Other expense, net increased to $132,000 in fiscal year 2004 from $121,000 in 2003. The increase was primarily due to changes in the foreign currency exchange rate used to settle outstanding foreign accounts receivable during 2004 when compared to 2003, partially offset by an increase in interest income and a decrease in interest expense. Although we did not need to use our credit facility for either working capital or capital expenditures during fiscal year 2004, we recognized interest expense related to the amortization of the deferred financing costs associated with obtaining and amending our credit facility. The deferred financing costs are included in other assets, net in the balance sheet and are being amortized to interest expense using the straight-line method, which approximates the effective interest method, over the life of the credit facility. Additional information describing our credit facility can be found in our discussion of “Liquidity and Capital Resources.”

Other expense, net decreased to $121,000 in fiscal year 2003 from $175,000 in 2002. This decrease was primarily due to a decrease in interest expense during fiscal year 2003 as a result of lower balances outstanding throughout 2003 compared to 2002 under our bank line of credit, as well as reduced interest rates. During the first quarter of fiscal year 2003, we met certain fixed charge coverage ratio requirements and the interest rate on our credit facility was reduced from three-quarters of one percent (0.75%) per annum above the prime rate to one-half of one percent (0.50%) per annum above the prime rate. Decreases in the prime rate also resulted in a lower overall interest rate during 2003 compared to 2002. Additional information describing our credit facility can be found in our discussion of “Liquidity and Capital Resources.”

Income Before Income Taxes

Income before income taxes was $1.1 million in fiscal year 2004 compared to income before income taxes of $192,000 in 2003. This increase was primarily due to the increase in gross profit of $2.1 million, a decrease in shareholder litigation settlement expense of $871,000 and a decrease in loss on impairment of machinery and equipment of $117,000, partially offset by an increase in SG&A expenses of $2.1 million.

11	Optical Cable Corporation

Income before income taxes was $192,000 in fiscal year 2003 compared to income before income taxes of $216,000 in 2002. This decrease was primarily due to the decrease in gross profit of $382,000 and an increase in loss on impairment of machinery and equipment of $117,000, partially offset by a decrease in SG&A expenses of $294,000, a decrease in shareholder litigation settlement expense of $127,000 and a decrease in other expense, net, of $55,000.

Income Tax Expense (Benefit)

Income tax expense totaled $364,000 in fiscal year 2004 compared to income tax benefit of $123,000 in 2003. Our effective tax rate for fiscal year 2004 was 32.7%. Fluctuations in our effective tax rates are due primarily to the amount and timing of the tax benefits related to our Extraterritorial Income Exclusion, also referred to as “EIE,” which exempts from federal income taxation a portion of the net profit realized from sales outside the United States of products manufactured in the United States. The EIE is calculated by a complex analysis of all export sales and profits for the year. Fluctuations in the ratio of export sales and profitability to total sales and profitability create changes in the EIE.

Income tax benefit totaled $123,000 in fiscal year 2003 compared to $68,000 in 2002. Notwithstanding the income before income taxes during fiscal year 2003, we reported income tax benefit for the year rather than income tax expense, due primarily to the amount and timing of the tax benefits of $208,000 related to our EIE.

The World Trade Organization has ruled against the United States’ EIE regime. In the ruling the World Trade Organization gave permission to the European Union to sanction tariffs on certain products manufactured in the United States if the EIE regime was not repealed. The American Jobs Creation Act of 2004, also referred to as “the Act,” generally repeals the EIE regime for transactions after December 31, 2004. The Act continues to extend EIE benefits at a reduced rate for two additional years, and continues EIE benefits indefinitely for transactions pursuant to a binding contract in effect on September 17, 2003. The binding contract exception may constitute a violation of the applicable trade agreements because such an exception would maintain EIE benefits. After Congress approved the Act in October 2004, a European Union official indicated that the European Union might look unfavorably on legislation that contains a transition period. Therefore, it is not certain whether the European Union will terminate its countermeasures upon enactment of the Act, or upon the January 1, 2005 effective date for the repeal of the EIE regime. As passed, the Act provides transition relief by allowing taxpayers to retain a portion of their otherwise-applicable EIE benefits: 100% for transactions during calendar year 2004, 80% for transactions during calendar year 2005 and 60% for transactions during calendar year 2006.

Net Income

Net income increased 138.4% to $750,000 in fiscal year 2004 compared to $315,000 in 2003. This increase was primarily due to the factors previously described as contributing to the increase in income before income taxes, partially offset by the recognition of income tax expense of $364,000 in 2004 compared to the recognition of income tax benefit of $123,000 in 2003.

Net income increased 11.0% to $315,000 in fiscal year 2003 compared to $283,000 in 2002. This increase was primarily due to the increase of $55,000 in income tax benefit offset by the factors previously described as contributing to the decrease in income before income taxes.

Financial Condition

Total assets increased $1.9 million, or 6.4%, to $32.1 million at October 31, 2004, from $30.2 million at October 31, 2003. This increase was primarily due to a $2.0 million increase in cash and a $522,000 increase in trade accounts receivable, net, partially offset by a $262,000 decrease in income taxes refundable and a $378,000 decrease in deferred income taxes. Further detail regarding the increase in cash is provided in our discussion of

Optical Cable Corporation	12

“Liquidity and Capital Resources.” Accounts receivable, net, typically fluctuates with increases or decreases in sales and the timing of payments. Income taxes refundable decreased in 2004 as the Company received income tax refunds during the year of approximately $416,000, net of income taxes paid and deferred income taxes decreased during the year as a result of timing of the reversal of deferred tax items in accordance with U.S. generally accepted accounting principles.

Total liabilities increased $886,000, or 25.0%, to $4.4 million at October 31, 2004 from $3.6 million at October 31, 2003. This increase was primarily due to an increase in accrued compensation and payroll taxes of $942,000 and an increase in income taxes payable of $140,000, partially offset by a decrease in accounts payable and accrued expenses of $195,000. The increase in accrued compensation and payroll taxes resulted largely from a change we made in our 401(k) retirement plan making our contributions discretionary and requiring that our matching contributions to our 401(k) retirement plan be made after calendar year end. The impact of this change results in an increased accrual related to our match at October 31, 2004 of approximately $480,000. The remaining increase in accrued compensation and payroll taxes relates primarily to increased incentives accrued as a result of improved financial performance. The increase in income taxes payable results from the fact that we recognized income before income taxes for fiscal year 2004. The decrease in accounts payable and accrued expenses results primarily from the $175,0000 payment during 2004 related to the settlement of the Equal Employment Opportunity Commission’s lawsuit against us, filed on September 27, 2000 and a decrease in customer deposits resulting from sales to one customer during 2004.

Total shareholders’ equity at October 31, 2004 increased $1.0 million, or 3.9% during fiscal year 2004. The increase resulted from increases in stock-based compensation totaling $271,000, proceeds from the exercise of warrants to purchase common stock totaling $20,000 and net income retained of $750,000.

Liquidity and Capital Resources

Our primary capital needs during 2004 have been to fund working capital requirements and capital expenditures. Our primary source of capital for these purposes has been cash provided from operations. As of October 31, 2004 and 2003, we had no outstanding balance under our bank line of credit.

Our cash totaled $4.3 million as of October 31, 2004, an increase of $2.0 million, compared to $2.3 million as of October 31, 2003. We maintain a sweep account arrangement with our bank, where at the end of each day all of our cash is used to paydown our outstanding note payable to the bank, if any. The increase in cash for the fiscal year ended October 31, 2004, was primarily due to net cash provided by operating activities of $3.2 million, partially offset by the purchase of property and equipment totaling $1.3 million.

On October 31, 2004, we had working capital of $15.4 million, compared to $14.3 million as of October 31, 2003, which represented an increase of $1.1 million. The ratio of current assets to current liabilities as of October 31, 2004, was 4.5 to 1, compared to 5.0 to 1 as of October 31, 2003. The increase in working capital during fiscal year 2004 was primarily caused by a $2.0 million increase in cash and a $522,000 increase in trade accounts receivable, net, partially offset by a $262,000 decrease in income taxes refundable and the $886,000 increase in total liabilities (all of which are current) described previously.

Net cash provided by operating activities was $3.2 million in fiscal year 2004, compared to $5.2 million in 2003 and $7.2 million in fiscal year 2002. Net cash provided by operating activities during fiscal year 2004 primarily resulted from net income of $750,000 and certain adjustments to reconcile net income to net cash provided by operating activities, including: depreciation, amortization and accretion of $1.0 million, deferred income tax expense of $378,000 and stock-based compensation expense of $271,000. Additionally, a decrease in income taxes refundable of $262,000 and an increase in accrued compensation and payroll taxes of $942,000 contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in trade accounts receivable of $544,000 and a decrease in accounts payable and accrued expenses and other liabilities of $207,000. Net cash provided by operating activities during fiscal year 2003 primarily resulted from net income of $315,000, a $578,000 decrease

13	Optical Cable Corporation

in income taxes refundable and a $2.8 million decrease in inventories, partially offset by a $603,000 decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes). Net cash provided by operating activities during fiscal year 2002 primarily resulted from net income of $283,000, a $2.5 million decrease in trade accounts receivable and a $4.7 million decrease in inventories, partially offset by a $2.2 million decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes).

Net cash used in investing activities totaled $1.3 million in fiscal year 2004, compared to $500,000 in 2003. Net cash used in investing activities during fiscal year 2004 and 2003 resulted entirely from purchases of property and equipment. Net cash provided by investing activities totaled $17,000 in fiscal year 2002. Net cash generated in investing activities during fiscal year 2002 primarily resulted from $368,000 provided by the receipt of the cash surrender value of a life insurance policy on a former officer, partially offset by $351,000 in purchases of property and equipment. There are no material commitments for capital expenditures as of October 31, 2004.

Net cash provided by financing activities was $20,000 in fiscal year 2004, compared to net cash used in financing activities of $3.1 million in 2003, and $8.6 million in 2002. Net cash provided by financing activities in fiscal year 2004 resulted entirely from proceeds received from the exercise of warrants to purchase our common stock. Net cash used in financing activities in fiscal year 2003 was primarily the result of the repurchase of 21.3% of our outstanding shares of common stock for $2 per share plus brokerage fees. Net cash used in financing activities in 2002 was the result of repayments on notes payable to our bank under our lines of credit and payments for financing costs related to our credit facility.

We have a revolving credit facility with Wachovia Bank, National Association (formerly First Union National Bank) (“Wachovia Bank”). The three-year credit facility provides up to a maximum of $25 million and is collateralized by all of our tangible and intangible assets and is administered by an affiliate of Wachovia Bank. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to our accounts receivable, inventory and fixed assets. Our ability to access the full amount of the credit facility depends on the future growth of our borrowing base. As of October 31, 2004, we had no outstanding borrowings under the credit facility, with approximately $12.5 million unused and available.

The credit facility bears interest at one-half of one percent (0.50%) per annum above the prime rate (facility rate of 5.25% as of October 31, 2004). The facility also provides a LIBOR based rate at our option. In addition, we pay an unused line fee at a rate of one-quarter of one percent (0.25%) per annum on the unused portion, up to $13 million, of the credit facility.

We believe that our cash flow from operations and our credit facility will be adequate to fund our operations for at least the next twelve months. We anticipate being able to extend our current credit facility prior to its expiration in April of 2005 at terms no less favorable than those of our current facility.

As of October 31, 2004, we have one “take or pay” agreement to purchase raw optical fiber. This supply agreement was made in the ordinary course of business. Alternative suppliers exist that could provide this material at a similar cost in the event this supplier is unable or unwilling to perform under the contract. A second optical fiber supply agreement terminated during fiscal year 2004 in accordance with certain terms of the agreement. See further information related to these supply agreements in our discussion of “Contractual Obligations and Commitments.”

In four class action lawsuits, filed between November 26, 2001 and January 31, 2002, the Company, Robert Kopstein, our former Chairman, President and Chief Executive Officer, one former officer and director, and one other officer and director, were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”).

We were able to reach a settlement agreement with the plaintiffs in the Consolidated Suit, and on September 23, 2002, the Court entered an Order and Final Judgment, approving the settlement and dismissing the Consolidated Suit with prejudice. The settlement provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares of our common stock at an exercise price per share of $4.88.

Optical Cable Corporation	14

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

On January 3, 2003, Anicom, Inc., a former customer that is in Chapter 11 bankruptcy, filed a complaint against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, also referred to as the “Complaint.” The Complaint sought to avoid and recover certain alleged preferential payments in the approximate amount of $1.1 million made to us during the 90-day period preceding Anicom’s bankruptcy filing. We reached an agreement with Anicom to settle this claim in April 2004. The terms of the settlement provided that we pay $10,000 in full settlement of the claim and that we would be allowed an unsecured non-priority claim against the bankrupt estate in the same amount. On April 26, 2004, we paid $10,000 into an escrow account pending court approval of the settlement. On June 8, 2004, the Court approved the settlement.

During fiscal year 2001, we wrote off approximately $2.2 million for estimated uncollectible accounts receivable from Anicom. We have received offers to sell our claim against the bankrupt estate. At this time, we have decided not to sell our claim in the bankruptcy proceeding. A subsequent recovery, if any, will be recognized when payment is received, in accordance with U.S. generally accepted accounting principles.

From time to time, we are involved in various other claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2000. However, our net sales did not follow this pattern in fiscal year 2002 or 2001. In fiscal years 2002 and 2001, approximately 52% and 57% of our net sales occurred during the first half of the fiscal year, respectively, and approximately 48% and 43% of our net sales occurred during the second half of the fiscal year, respectively. We believe this shift in the pattern of our net sales appears to be related to overall economic conditions in the industry at the time. During fiscal years 2004 and 2003, approximately 46% and 47%, respectively, of our net sales occurred during the first half of the fiscal year and approximately 54% and 53%, respectively, of our net sales occurred during the second half of the fiscal year. We believe the pattern of net sales we experienced during fiscal years 2004 and 2003 reflect a return to the historical seasonality patterns, and we believe we will see a similar pattern in fiscal year 2005.

Contractual Obligations and Commitments

The table below sets forth a summary of our contractual obligations and commitments that will impact our future liquidity:

Contractual Obligations and Commitments	Fiscal years ending October 31,
	2005	2006	Totals
Long-term optical fiber supply agreement	$2,173,000	373,000	2,546,000

Total	$2,173,000	373,000	2,546,000

15	Optical Cable Corporation

Long-Term Optical Fiber Supply Agreements

During fiscal year 2001, we entered into separate long-term supply agreements with two raw optical fiber suppliers. Both supply agreements were made in the ordinary course of business.

The agreement with the first optical fiber supplier was amended in December 2002 to significantly reduce the amount of our total fiber purchase commitment. Additionally, this amended supply agreement required that one-half of our aggregate multimode fiber purchases and one-half of our aggregate single-mode fiber purchases through December 31, 2005 be purchased from that supplier at market prices. The agreement, as amended, was expected to expire on December 31, 2005; however, certain terms of the agreement allowed for earlier termination in the event that certain conditions were met. This agreement has terminated in accordance with those terms.

An agreement with a second optical fiber supplier was also amended in December 2002 to significantly reduce the amount of our total fiber purchase commitment. This supply agreement, as amended, sets forth certain quantities to be purchased for calendar years 2003, 2004 and 2005. However, the supply agreement allows us to carry over the purchase commitment of any year to future years without penalty in the event the target quantities in any year are not met; provided that the aggregate amount of the purchase commitment under the supply agreement must be satisfied by December 31, 2005. This agreement was further amended in August 2004 to indicate that any excess purchases in any year shall reduce the Company’s purchase quantity obligations in future years. The aggregate purchases under this supply agreement (subject to certain future market price adjustments) are included in the previous table assuming the purchase target quantities are met each year as set forth in the agreement.

We believe that the fiber purchase commitments are consistent with our expected requirements. Additionally, we believe we have adequate alternative sources of fiber in the event this supplier is unable to fulfill its commitment to us. As a result, we also believe our business is not substantially dependent upon any one optical fiber supplier.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on the financial statements and accompanying notes that have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 to the financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, long-lived assets, and commitments and contingencies.

Application of the critical accounting policies discussed in the section that follows requires management’s significant judgments, often as a result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. We are not currently aware of any reasonably likely events or circumstances that would result in materially different results.

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns.

Optical Cable Corporation	16

Trade Accounts Receivable and the Allowance for Doubtful Accounts

Management views trade accounts receivable and the related allowance for doubtful accounts as a critical accounting estimate since the allowance for doubtful accounts is based on judgments and estimates concerning the likelihood that individual customers will pay the amounts included as receivable from them. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, we consider the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and our judgment as to the overall collectibility of the receivable from that customer. In addition, we establish an allowance for all other receivables for which no specific allowances are deemed necessary. This general allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on our historical experience and our current judgment regarding the state of the economy and the industry.

Inventories

Management views the determination of the net realizable value of inventories as a critical accounting estimate since it is based on judgments and estimates regarding the salability of individual items in inventory and an estimate of the ultimate selling prices for those items. Individual inventory items are reviewed and adjustments are made based on the age of the inventory and our judgment as to the salability of that inventory in order for our inventories to be valued at the lower of cost or net realizable value.

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

We must also consider similar issues when determining whether or not an asset has been impaired to the extent that we must recognize a loss on such impairment. For example, during our 2003 fiscal year we recorded a loss on impairment of machinery and equipment totaling $117,000 due to an automation upgrade initiative which is discussed further in note 4 of the notes to the financial statements.

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

Recent Developments

On December 17, 2004 restricted stock awards totaling 191,000 shares were approved by the Compensation Committee of the Board of Directors. Generally, 80% of the shares will vest based on the passage of time, with

17	Optical Cable Corporation

the corresponding expense recognized ratably over the vesting period. The expense for the time-based shares will equal the number of shares vested during a period multiplied by the closing price of $5.63 on the date of grant. The first vesting date for the time-based shares will be January 31, 2005 with the maximum vesting period being almost six years. The remaining 20% of the shares are generally eligible to vest over six years if the management team is able to provide total shareholder return (in terms of increase in share price plus dividends) at least 20% greater than the return on the Russell 2000® index. Greater shareholder returns can accelerate vesting, but the shares cannot vest more quickly than over four years. The first possible vesting date is October 31, 2005. Failure to meet the performance criteria required for vesting will result in the shares being forfeited. We will recognize expense on the performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of $5.63 on the date of grant. U.S. generally accepted accounting principles requires that any previously recognized compensation cost shall not be reversed if the shares are forfeited as a result of not meeting the performance measure.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2004, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

Future Accounting Considerations

In November 2004, the Financial Accounting Standards Board, also referred to as the “FASB,” issued Statement of Financial Accounting Standards, also referred to as “SFAS” No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires these costs be treated as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact of SFAS No. 151 on our financial position, results of operations and liquidity.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. SFAS No. 153 amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, with certain exceptions. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the impact of SFAS No. 153 on our financial position, results of operations and liquidity.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123R is a revision of FASB SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of SFAS No. 123R

Optical Cable Corporation	18

are effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of SFAS No. 123R on our financial position, results of operations and liquidity, but because SFAS No. 123R does not allow for a prospective method of application, we may experience a negative impact on our financial position and results of operations as early as the fourth quarter of our 2005 fiscal year. The negative impact would be created due to the fact that we have previously issued employee stock options for which no expense has been recognized which will not be fully vested as of the effective date of SFAS No. 123R.

As of December 31, 2004, there are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

19	Optical Cable Corporation

Balance Sheets

October 31, 2004 and 2003

	October 31,
	2004	2003
Assets

Current assets:
Cash	$4,341,956	$2,337,259
Trade accounts receivable, net of allowance for doubtful accounts of $464,963 in 2004 and $462,981 in 2003	8,210,166	7,688,281
Income taxes refundable	—	262,427
Other receivables	83,870	183,600
Due from current and former officers, net of allowance for uncollectible advances of $59,078 in 2004 and 2003	—	25,167
Inventories	6,548,762	6,624,492
Prepaid expenses	465,894	440,555
Deferred income taxes	146,562	265,963

Total current assets	19,797,210	17,827,744

Other assets, net	54,663	172,690
Property and equipment, net	11,619,254	11,284,205
Deferred income taxes	641,780	900,524

Total assets	$32,112,907	$30,185,163

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expenses	$2,343,201	$2,538,203
Accrued compensation and payroll taxes	1,954,679	1,012,956
Income taxes payable	139,606	—

Total current liabilities	4,437,486	3,551,159

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 5,608,123 shares in 2004 and 5,459,005 shares in 2003	1,433,351	1,142,006
Retained earnings	26,242,070	25,491,998

Total shareholders’ equity	27,675,421	26,634,004

Commitments and contingencies

Total liabilities and shareholders’ equity	$32,112,907	$30,185,163

See accompanying notes to financial statements.

Optical Cable Corporation	20

Statements of Operations

Years ended October 31, 2004, 2003 and 2002

	Years ended October 31,
	2004	2003	2002
Net sales	$43,218,190	$41,114,041	$42,598,200
Cost of goods sold	26,515,113	26,504,631	27,607,192

Gross profit	16,703,077	14,609,410	14,991,008

Selling, general and administrative expenses	15,457,144	13,308,973	13,602,922

Shareholder litigation settlement expense	—	870,549	997,112
Loss on impairment of machinery and equipment	—	117,337	—

Income from operations	1,245,933	312,551	390,974

Other expense, net:
Interest income	23,793	9,756	32,418
Interest expense	(136,527)	(169,649)	(216,858)
Other, net	(19,181)	38,987	9,021

Other expense, net	(131,915)	(120,906)	(175,419)

Income before income taxes	1,114,018	191,645	215,555

Income tax expense (benefit)	363,946	(122,962)	(67,891)

Net income	$750,072	$314,607	$283,446

Net income per share:
Basic and diluted	$0.13	$0.05	$0.04

See accompanying notes to financial statements.

21	Optical Cable Corporation

Statements of Shareholders’ Equity

Years ended October 31, 2004, 2003 and 2002

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2001	6,928,910	$—	$27,865,228	$27,865,228

Stock-based compensation	—	(1,377)	—	(1,377)
Tax benefit of disqualifying disposition of stock options exercised	—	57,412	—	57,412
Cash payment for fractional shares	(258)	(722)	—	(722)
Net income	—	—	283,446	283,446

Balances at October 31, 2002	6,928,652	55,313	28,148,674	28,203,987

Stock-based compensation	—	17,857	—	17,857
Repurchase and retirement of common stock (at cost)	(1,475,867)	(61,624)	(2,971,283)	(3,032,907)
Warrants for common stock, net of issuance costs	—	1,100,107	—	1,100,107
Exercise of warrants ($4.88 per share)	6,220	30,353	—	30,353
Net income	—	—	314,607	314,607

Balances at October 31, 2003	5,459,005	1,142,006	25,491,998	26,634,004

Stock-based compensation	145,022	271,352	—	271,352
Exercise of warrants ($4.88 per share)	4,096	19,993	—	19,993
Net income	—	—	750,072	750,072

Balances at October 31, 2004	5,608,123	$1,433,351	$26,242,070	$27,675,421

See accompanying notes to financial statements.

Optical Cable Corporation	22

Statements of Cash Flows

Years ended October 31, 2004, 2003 and 2002

	Years ended October 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$750,072	$314,607	$283,446
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	1,049,808	1,125,953	1,155,807
Bad debt expense	22,029	350,266	410,425
Deferred income tax expense (benefit)	378,145	(264,588)	292,611
Tax benefit of disqualifying disposition of stock options exercised	—	—	57,412
Stock-based compensation expense (benefit)	271,352	17,857	(1,377)
Noncash shareholder litigation settlement expense	—	862,250	320,344
Loss on impairment of machinery and equipment	—	117,337	—
(Increase) decrease in:
Trade accounts receivable	(543,914)	(243,489)	2,472,731
Income taxes refundable	262,427	577,586	267,994
Other receivables	99,730	102,039	86,017
Due from employees, including current and former officers	25,167	6,300	3,551
Inventories	75,730	2,787,638	4,672,801
Prepaid expenses	(25,339)	51,646	(306,370)
Other assets	—	—	(8,339)
Increase (decrease) in:
Accounts payable and accrued expenses and other liabilities	(206,772)	(756,000)	(2,546,510)
Accrued compensation and payroll taxes	941,723	153,057	61,696
Income taxes payable	139,606	—	—

Net cash provided by operating activities	3,239,764	5,202,459	7,222,239

Cash flows from investing activities:
Purchase of property and equipment	(1,255,060)	(500,115)	(350,659)
Receipt of cash surrender value of life insurance	—	—	367,469

Net cash provided by (used in) investing activities	(1,255,060)	(500,115)	16,810

Cash flows from financing activities:
Repayments of notes payable to bank, net	—	—	(8,271,000)
Payments for financing costs	—	(35,154)	(308,164)
Cash payment for fractional shares	—	—	(722)
Payments for warrant issuance costs	—	(74,148)	—
Repurchase of common stock	—	(3,032,907)	—
Proceeds from exercise of warrants	19,993	30,353	—

Net cash provided by (used in) financing activities	19,993	(3,111,856)	(8,579,886)

Net increase (decrease) in cash and cash equivalents	2,004,697	1,590,488	(1,340,837)

Cash and cash equivalents at beginning of year	2,337,259	746,771	2,087,608

Cash and cash equivalents at end of year	$4,341,956	$2,337,259	$746,771

Supplemental disclosure of cash flow information:
Cash payments for interest	$1,776	$30,699	$148,456

Income taxes paid (refunded), net	$(416,232)	$(435,960)	$185,190

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$10,046	$13,773	$17,910

Issuance costs of warrants for common stock reclassified as a reduction of common stock	$—	$8,339	$—

Accrued shareholder litigation settlement expense reclassified to shareholders’ equity	$—	$320,344	$—

See accompanying notes to financial statements.

23	Optical Cable Corporation

Notes to Financial Statements

Years ended October 31, 2004, 2003 and 2002

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation (the “Company”) is a leading manufacturer of a broad range of tight buffered fiber optic cables for high bandwidth transmission of data, video and audio communications, primarily sold into the local area network and premises markets, often referred to as the enterprise market. The Company’s fiber optic cables are well-suited for use in various short- to moderate-distance applications, including applications in the enterprise market.

The Company pioneered the design and production of special tight buffered fiber optic cables for the most demanding military field applications in the early 1980s. At its ISO 9001:2000 registered facility in Roanoke, Virginia, the Company manufactures a broad range of fiber optic cables that can be used both indoors and outdoors. The Company’s current product portfolio is built on the evolution of its fundamental technologies and designed to provide end-users with significant value. Uses for the Company’s products range from commercial enterprise and campus installations to customized products for specialized applications and harsh environments, including military tactical fiber optic cables.

The Company’s fiber optic cables are sold worldwide. Also see note 9.

(b)	Cash and Cash Equivalents

The Company maintained its primary cash accounts at one commercial bank located in Virginia during 2004 and 2003. Accounts in this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 2004 and 2003, the Company had bank deposits in excess of $100,000 totaling $4,240,446 and $2,197,946, respectively.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2004 and 2003, the Company had no cash equivalents.

(c)	Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not typically bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews outstanding trade accounts receivable at the end of each quarter and records allowances for doubtful accounts as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, the Company considers the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management’s judgment as to the overall collectibility of the receivable from that customer. In addition, the Company establishes an allowance for all other receivables for which no specific allowances are deemed necessary. This general allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on the different age categories of receivables. The percentages used are based on the Company’s historical experience and management’s current judgment regarding the state of the economy and the industry. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Optical Cable Corporation	24

(d)	Inventories

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sale transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,743,000, $1,462,000, and $1,565,000 are included in selling, general and administrative expenses for the years ended October 31, 2004, 2003 and 2002, respectively.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Also see note 10.

(i)	Impairment or Disposal of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. When applicable, assets to be disposed of are reported separately in the balance sheet at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

25	Optical Cable Corporation

(j)	Stock Option Plan and Other Stock Options

Through October 31, 2003, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for employee stock option grants, including stock option grants to outside members of the Board of Directors, and by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation issued by the Financial Accounting Standards Board (the “FASB”) and by Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, for nonemployee stock option grants.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amended existing accounting literature to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also requires additional disclosures in both interim and annual financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Effective November 1, 2003, the Company adopted the prospective method of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation as allowed under SFAS No. 148. The prospective method requires the Company to apply the recognition provisions to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. During the year ended October 31, 2004, the Company did not grant modify or settle any employee stock options or other awards that would require accounting treatment different from that under APB 25; therefore, there was no impact from the adoption of this statement on the financial statements of the Company.

Since all previously issued employee stock options were accounted for under APB No. 25, no compensation costs for grants of options to employees has been recognized, as all employee stock options under the stock-based compensation plan had an exercise price equal to or greater than the fair market value of the underlying common stock at the date of grant. The following table illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The fair value of each option was estimated at the grant date using the Black-Scholes valuation model for the periods presented.

	Years ended October 31,
	2004	2003	2002
Net income as reported	$750,072	$314,607	$283,446
Less total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	572,594	640,781	576,228

Pro forma net income (loss)	$177,478	$(326,174)	$(292,782)

Net income (loss) per share:
Basic and diluted:
As reported	$0.13	$0.05	$0.04

Pro forma	$0.03	$(0.06)	$(0.04)

Optical Cable Corporation	26

(k)	Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company. Also see note 12.

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

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2004, 2003 and 2002 follows:

	Years ended October 31,
	2004	2003	2002
Balance at beginning of year	$462,981	$476,124	$572,853
Bad debt expense	22,029	350,266	410,425
Losses charged to allowance	(27,629)	(412,721)	(507,949)
Recoveries added to allowance	7,582	49,312	795

Balance at end of year	$464,963	$462,981	$476,124

A prior distributor for the Company filed for protection from its creditors under bankruptcy laws in January 2001. The Company wrote off approximately $2,191,000 for estimated uncollectible accounts receivable from this distributor for the year ended October 31, 2001. The Company has received offers to sell its claim against the bankrupt estate. At this time, the Company has decided not to sell its claim in the bankruptcy proceeding. A subsequent recovery, if any, will be recognized when payment is received, in accordance with U.S. generally accepted accounting principles. Also see note 9.

27	Optical Cable Corporation

(3)	Inventories

Inventories as of October 31, 2004 and 2003 consist of the following:

	October 31,
	2004	2003
Finished goods	$1,982,113	$2,767,259
Work in process	1,210,748	1,119,160
Raw materials	3,284,415	2,661,445
Production supplies	71,486	76,628

	$6,548,762	$6,624,492

During fiscal year 2001, the Company entered into separate long-term supply agreements with two raw optical fiber suppliers. Both supply agreements were made in the ordinary course of business.

The agreement with the first optical fiber supplier was amended in December 2002 to significantly reduce the amount of the Company’s total fiber purchase commitment. Additionally, this amended supply agreement required that one-half of our aggregate multimode fiber purchases and one-half of our aggregate single-mode fiber purchases through December 31, 2005 be purchased from that supplier at market prices. The agreement, as amended, was expected to expire on December 31, 2005; however, certain terms of the agreement allowed for earlier termination in the event that certain conditions were met. This agreement terminated during fiscal year 2004 in accordance with those terms.

An agreement with the second optical fiber supplier was also amended in December 2002 to significantly reduce the amount of the Company’s fiber purchase commitment. This supply agreement, as amended, sets forth certain quantities to be purchased for calendar years 2004 and 2005. However, the supply agreement allows the Company to carry over the purchase commitment of any year to future years without penalty in the event the target quantities in any year are not met; provided that the aggregate amount of the purchase commitment under the supply agreement must be satisfied by December 31, 2005. This agreement was further amended in August 2004 to indicate that any excess purchases in any year shall reduce the Company’s purchase quantity obligations in future years. The aggregate purchases under this supply agreement (subject to certain future market price adjustments) are included in the following table assuming the purchase target quantities are met each year as set forth in the agreement.

The aggregate purchases required related to the remaining supply agreement, as amended, for each of the fiscal years subsequent to October 31, 2004 are approximated as follows (subject to certain future market price adjustments and assuming the annual target purchase quantities are met):

Fiscal year ending October 31,	Amount
2005	$2,173,000
2006	373,000

Total	$2,546,000

The aggregate purchases related to the remaining agreement, as amended, totaled approximately $2.4 million for the year ended October 31, 2004. The aggregate purchases related to both agreements, as amended, totaled approximately $5.8 million, and $6.7 million for the years ended October 31, 2003 and 2002, respectively.

Optical Cable Corporation	28

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2004 and 2003 consists of the following:

	October 31,
	2004	2003
Land	$2,745,327	$2,745,327
Building and improvements	6,919,634	6,919,634
Machinery and equipment	10,571,705	9,483,705
Furniture and fixtures	840,210	839,257
Construction in progress	455,212	279,059

Total property and equipment, at cost	21,532,088	20,266,982

Less accumulated amortization and depreciation	(9,912,834)	(8,982,777)

Property and equipment, net	$11,619,254	$11,284,205

As of October 31, 2004 and 2003, machinery and equipment totaling $339,372 and $912,685, respectively, represents machinery and equipment purchased for expansion in 2001, which is ready for service but has not yet been placed into service due to a reduction in product demand.

During the fiscal year ended October 31, 2003, the Company recorded a loss on impairment of machinery and equipment totaling $117,337 due to an automation upgrade initiative. The impairment loss relates to certain of the machinery and equipment not yet placed into service that the Company anticipated would be replaced in conjunction with the automation project. The loss represents the write-off of the carrying value of this machinery and equipment.

(5)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2004 and 2003, the Company’s accrual for estimated product warranty claims totaled $150,000 and is included in accounts payable and accrued expenses. The accrued product warranty costs are based primarily on historical experience of actual warranty claims as well as current information on repair costs. Warranty claims expense for the years ended October 31, 2004 and 2003 totaled $227,780 and $398,441, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2004 and 2003:

	Years ended October 31,
	2004	2003
Balance at beginning of year	$150,000	100,000
Liabilities accrued for warranties issued during the year	270,193	321,260
Warranty claims paid during the period	(227,780)	(348,441)
Changes in liability for pre-existing warranties during the year	(42,413)	77,181

Balance at end of year	$150,000	150,000

(6)	Warrants and Shareholder Litigation Settlement

In four class action lawsuits, filed between November 26, 2001 and January 31, 2002, the Company, Robert Kopstein, the Company’s former Chairman, President and Chief Executive Officer, and one former

29	Optical Cable Corporation

officer and director, and one other officer and director were named as defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Virginia (the “Consolidated Suit”). In the Consolidated Suit, the plaintiffs purported to represent purchasers of the Company’s common stock during the period ranging from June 14, 2000 through September 26, 2001 (the class period), and alleged that the defendants violated Sections 10(b) and 20 of the federal Securities Exchange Act of 1934 in making certain alleged misrepresentations and/or omitting to disclose material facts. The plaintiffs in the Consolidated Suit sought compensatory damages in an unspecified amount, as well as reasonable costs and expenses incurred in the cause of action, including attorneys’ fees and expert fees.

The Company was able to reach a settlement with the plaintiffs in the Consolidated Suit, and on September 23, 2002, the Court entered an Order and Final Judgment, approving the settlement and dismissing the Consolidated Suit with prejudice. The Order and Final Judgment was subject to appeal for 30 days after being entered. Since no appeal was filed with the Court within 30 days, the settlement became final and binding. The settlement provided for a cash payment of $700,000 and the issuance of warrants to purchase 250,000 shares of the Company’s common stock at an exercise price per share of $4.88.

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

The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing additional costs incurred during the year as a result of the settlement of the Consolidated Suit. Of the total charge during 2003, $862,250 resulted from the variable accounting treatment, required by U.S. generally accepted accounting principles, related to the warrants issued as part of the settlement.

U.S. generally accepted accounting principles required the fair value of the warrants to be adjusted at each reporting period until such time that the following two conditions were met: (i) the Company was irrevocably obligated to issue the warrants, and (ii) the underlying shares of common stock to be issued on exercise were registered. The second and final of these two conditions was satisfied on May 19, 2003 when the Securities and Exchange Commission (the “SEC”) declared the registration statement of the underlying shares of common stock to be effective. During the fiscal years ended October 31, 2003 and 2002, the Company recorded $862,250 and $320,344, respectively, of noncash expense resulting from the variable accounting treatment of the warrants as the price of the Company’s common stock increased through May 19, 2003. The expense is a noncash item and has no impact on the Company’s net cash flow.

The warrant expense portion of the shareholder litigation settlement expense was calculated using the Black-Scholes pricing model. The closing price of the Company’s common stock of $5.80 on May 19, 2003, the date the registration statement was declared effective by the SEC, was used in that calculation.

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

Optical Cable Corporation	30

After May 19, 2003, no further adjustment of the fair value was or will be required. Therefore, the statement of operations for the fiscal year ended October 31, 2004 was not impacted and future periods’ statements of operations will not be impacted by the variable accounting treatment.

During the fiscal year ended October 31, 2003, the fair value of the warrants, net of issuance costs, was reclassified from an accrued liability to permanent equity in accordance with U.S. generally accepted accounting principles. The fair value of the 250,000 warrants, totaling $1,182,594, net of issuance costs of $82,487, as of October 31, 2003, is included in “common stock” in the shareholders’ equity section of the accompanying balance sheet.

Warrant activity for the years ended October 31, 2004 and 2003 is as follows:

	Number of shares	Weighted-average exercise price
Balance at October 31, 2002	—	$—

Granted	250,000	4.88
Exercised	(6,220)	4.88
Forfeited	(3)	4.88

Balance at October 31, 2003	243,777	4.88
Exercised	(4,096)	4.88
Forfeited	(1)	4.88

Balance at October 31, 2004	239,680	$4.88

(7)	Note Payable to Bank

The Company has a revolving credit facility with Wachovia Bank, National Association (“Wachovia”). The three-year credit facility, which expires in April 2005, provides up to a maximum of $25 million and is collateralized by all of the Company’s tangible and intangible assets and is administered by an affiliate of Wachovia. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to the Company’s accounts receivable, inventory and fixed assets. The Company’s ability to access the full amount of the credit facility depends on the future growth of the Company’s borrowing base. The Company maintains a sweep arrangement with its bank, where at the end of each day, all of the Company’s cash is used to paydown its outstanding note payable to the bank, if any. As of October 31, 2004, the Company had no outstanding borrowings under the credit facility, with approximately $12,481,000 unused and available. As of October 31, 2003, the Company had no outstanding borrowings under the credit facility.

The credit facility bears interest at one-half of one percent (0.50%) per annum above the prime rate (facility rate of 5.25% as of October 31, 2004). The facility also provides a LIBOR based rate at the Company’s option.

In connection with obtaining and amending the credit facility described above, the Company incurred various costs totaling $35,154 and $308,164 during the fiscal years ended October 31, 2003 and 2002, respectively. These financing costs have been deferred and are included in other assets, net in the accompanying balance sheets. These deferred financing costs are being amortized to interest expense using the straight-line method, which approximates the effective interest method, over the life of the credit facility.

(8)	Employee Benefits

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2004, 2003 and 2002, total expense of $1,113,760, $1,044,402, and $1,223,403, respectively, was incurred under the Company’s insured health care program.

31	Optical Cable Corporation

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. Through December 31, 2003, Company matching contributions were two dollars for every one dollar contributed by an employee up to 4% of the employees’ annual compensation. Effective January 1, 2004, the Company adopted a new plan document which provides that the Company’s matching contributions will be discretionary. Effective January 1, 2004, the Company’s matching contributions are two dollars for every one dollar contributed by an employee up to a maximum match of $5,000 and $0.50 for every one dollar contributed by an employee thereafter up to a maximum total match of $10,000. The new plan document also provides that the matching contributions made by the Company will be based on deferral contributions made during the entire plan year as opposed to each individual payroll period. Therefore, the matching contributions will be paid subsequent to the last day of the plan year and have been accrued as accrued compensation and payroll taxes in the accompanying October 31, 2004 balance sheet. The Company made or accrued matching contributions to the plan of $519,870, $337,686, and $437,132 for the years ended October 31, 2004, 2003 and 2002, respectively.

The Company adopted on March 1, 1996 the Optical Cable Corporation 1996 Stock Incentive Plan (the ”Plan”). The Plan is intended to provide a means through the use of stock incentives that the Company can increase the personal financial interest employees have in the future success of the Company, thereby stimulating the efforts of these employees and strengthening their desire to remain with the Company. The Company has reserved 750,000 shares of common stock for issuance pursuant to incentive awards under the Plan. As of October 31, 2004, there were approximately 191,000 remaining shares available for grant under the Plan. Through the end of fiscal year 2004, options granted under the plan have terms ranging from 4 to 10 years, and generally vest 25% after two years, 50% after three years, 75% after four years and 100% after five years or in equal quarterly installments over five years, with certain option grants vesting in equal monthly installments over four years.

No stock options were granted under the Plan during 2004 or 2003. The per share weighted-average estimated fair value of stock options granted during 2002 was $6.97 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no expected cash dividend yield, risk-free interest rate of 5.15%, expected volatility of 134.6% and an expected life of 9 years.

During 2002 the Board of Directors approved grants of stock options outside of the Plan to those outside members of the Board of Directors who had not served as an executive officer of the Company during the past year. These stock options were for the purchase of an aggregate of 3,123 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of the grant. These options vested monthly over one year. The per share estimated fair value of stock options granted to these outside members of the Board of Directors was $6.87 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected cash dividend yield, risk-free interest rate of 5.34%, expected volatility of 133.6% and an expected life of 9 years.

Optical Cable Corporation	32

Stock option activity for the years ended October 31, 2004, 2003 and 2002 is as follows:

	Number of shares	Weighted-average exercise price
Stock options outstanding at October 31, 2001	126,695	$55.76

Granted	347,935	7.43
Exercised	—	—
Forfeited	(59,322)	21.73

Stock options outstanding at October 31, 2002	415,308	20.13

Granted	—	—
Exercised	—	—
Forfeited	(28,063)	27.49

Stock options outstanding at October 31, 2003	387,245	19.59

Granted	—	—
Exercised	—	—
Forfeited	(45,593)	19.95

Stock options outstanding at October 31, 2004	341,652	$19.54

At October 31, 2004, the number, weighted-average exercise price and weighted-average remaining contractual life of outstanding options and the number and weighted-average exercise price of options currently exercisable are as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted-average exercise price	Remaining contractual life	Number of options	Weighted-average exercise price
			(in years)
$4.64	5,000	$4.64	7.61	2,500	$4.64
$7.12 - $10.00	271,282	$7.68	7.28	159,594	$7.80
$13.36	7,813	$13.36	1.33	7,813	$13.36
$59.36 - $85.50	57,557	$77.61	2.11	37,437	$73.37

Included in total options outstanding as of October 31, 2004 were 11,877 options to nonemployee sales representatives. The Company recorded compensation expense (benefit) of $363, $17,857, and $(1,377) related to these options for the fiscal years ended October 31, 2004, 2003 and 2002, respectively.

On December 30, 2003, restricted stock awards under the Plan totaling 149,000 shares were approved by the Compensation Committee of the Board of Directors of the Company. The shares vest in equal amounts quarterly over almost four years. The first vesting date occurred on January 31, 2004. The Company records compensation expense ratably over the vesting period equal to the number of shares multiplied by the closing price of the Company’s common stock of $6.60 on the date of grant. The Company recorded compensation expense totaling $240,479 during the fiscal year ended October 31, 2004 related to these restricted stock awards.

Restricted stock award activity under the Plan during the fiscal year ended October 31, 2004 is as follows:

Number of Shares
Balance at October 31, 2003	—
Granted	149,000
Forfeited or withheld for taxes	(9,978)

Balance at October 31, 2004	139,022

33	Optical Cable Corporation

On December 17, 2004 restricted stock awards under the Plan totaling 191,000 shares were approved by the Compensation Committee of the Board of Directors of the Company. Generally, 80% of the shares will vest based on the passage of time, with the corresponding expense recognized ratably over the vesting period. The expense for the time-based shares will equal the number of shares vested during a period multiplied by the closing price of $5.63 on the date of grant. The first vesting date for the time-based shares will be January 31, 2005 with the maximum vesting period being almost six years. The remaining 20% of the shares are generally eligible to vest over six years if the management team is able to provide total shareholder return (in terms of increase in share price plus dividends) at least 20% greater than the return of the Russell 2000® index. Greater shareholder returns can accelerate vesting, but the shares cannot vest more quickly than over four years. The first possible vesting date is October 31, 2005. Failure to meet the performance criteria required for vesting will result in the shares being forfeited. The Company will recognize expense on the performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of $5.63 on the date of grant. U.S. generally accepted accounting principles requires that any previously recognized compensation cost shall not be reversed if the shares are forfeited as a result of not meeting the performance measure.

The Company adopted on March 9, 2004 the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2004, there were 244,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the year ended October 31, 2004 restricted stock awards under the Non-employee Directors Stock Plan totaling 6,000 shares were approved by the Board of Directors of the Company. The shares vested immediately upon grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $30,510 during the year ended October 31, 2004.

(9)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting. In addition, the Company’s fiber optic cable products are similar in nature. Therefore, the Company has disclosed enterprise-wide information about geographic areas and major customers below.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2004 and 2003 have been adequately provided for in the financial statements.

For the year ended October 31, 2004, 16.0%, or approximately $6,931,000 of net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2004. As of October 31, 2004, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

For the year ended October 31, 2003, 14.9%, or approximately $6,104,000 of net sales were attributable to one major domestic distributor. The related trade accounts receivable for this distributor as of October 31, 2003 totaled approximately $1.4 million. No other single customer or distributor accounted for more than

Optical Cable Corporation	34

10% of net sales for the year ended October 31, 2003. As of October 31, 2003, no other single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

No single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2002.

For the years ended October 31, 2004, 2003 and 2002, approximately 81%, 81%, and 77%, respectively, of net sales were from customers located in the United States, while approximately 19%, 19% and 23%, respectively, were from international customers. Net sales attributable to the United States and all foreign countries in total for the years ended October 31, 2004, 2003 and 2002 were as follows:

	Years ended October 31,
	2004	2003	2002
United States	$35,207,495	$33,449,218	$32,706,256
All foreign countries in total	8,010,695	7,664,823	9,891,944

Total net sales	$43,218,190	$41,114,041	$42,598,200

No individual foreign country accounted for more than 10% of total net sales in fiscal years 2004, 2003 or 2002. In addition, none of the Company’s long-lived assets are located outside the United States.

(10)	Income Taxes

Total income tax expense (benefit) for the years ended October 31, 2004, 2003 and 2002 was allocated as follows:

	Years ended October 31,
	2004	2003	2002
Income from operations	$363,946	$(122,962)	$(67,891)
Shareholders’ equity, for disqualifying disposition of stock options exercised	—	—	(57,412)

	$363,946	$(122,962)	$(125,303)

Income tax expense (benefit) attributable to income from operations for the years ended October 31, 2004, 2003 and 2002 consists of:

Fiscal year ended October 31, 2004	Current	Deferred	Total
U.S. Federal	$(15,109)	$347,113	$332,004
State	910	31,032	31,942

Totals	$(14,199)	$378,145	$363,946

Fiscal year ended October 31, 2003	Current	Deferred	Total
U.S. Federal	$135,310	$(242,354)	$(107,044)
State	6,316	(22,234)	(15,918)

Totals	$141,626	$(264,588)	$(122,962)

Fiscal year ended October 31, 2002	Current	Deferred	Total
U.S. Federal	$(261,254)	$240,467	$(20,787)
State	(99,248)	52,144	(47,104)

Totals	$(360,502)	$292,611	$(67,891)

35	Optical Cable Corporation

Reported income tax expense (benefit) for the years ended October 31, 2004, 2003 and 2002 differs from the “expected” tax expense, computed by applying the U.S. Federal statutory income tax rate of 34% to income before income tax expense (benefit) in 2004 and 2003 and applying the U.S. Federal statutory income tax rate of 35% to income before income tax benefit in 2002, as follows:

	Years ended October 31,
	2004	2003	2002
“Expected” tax expense	$378,766	$65,159	$75,444
Increase (reduction) in income tax expense resulting from:
Benefits from extraterritorial income exclusion	(91,781)	(208,165)	(119,213)
State income taxes, net of federal benefit (expense)	22,316	(15,272)	2,191
Decrease in the valuation allowance for deferred tax assets	—	—	(62,604)
Other differences, net	54,645	35,316	36,291

Reported income tax expense (benefit)	$363,946	$(122,962)	$(67,891)

The significant components of deferred income tax expense (benefit) attributable to income from operations for the years ended October 31, 2004, 2003 and 2002 are as follows:

	Years ended October 31,
	2004	2003	2002
Deferred tax expense (benefit) (exclusive of the effects of the other component below)	$378,145	$(264,588)	$355,215
Decrease in the valuation allowance for deferred tax assets	—	—	(62,604)

	$378,145	$(264,588)	$292,611

Optical Cable Corporation	36

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2004 and 2003 are presented below:

	October 31,
	2004	2003
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$212,986	$203,841
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	294,638	782,268
Net operating loss carryforward	370,865	—
Capital loss carryforward and unrealized net loss on trading securities	3,997,218	3,997,218
Fair value of warrants, deductible for tax purposes when exercised	417,280	419,613
Liabilities recorded for loss contingencies, deductible for tax purposes when paid	53,921	144,967
Other	87,473	36,768

Total gross deferred tax assets	5,434,381	5,584,675

Less valuation allowance	(3,997,218)	(3,997,218)

Net deferred tax assets	1,437,163	1,587,457

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(601,768)	(354,971)
Other receivables, due to accrual for financial reporting purposes	(30,149)	(65,999)
Other	(16,904)	—

Total gross deferred tax liabilities	(648,821)	(420,970)

Net deferred tax asset	$788,342	$1,166,487

As of October 31, 2004 and 2003, the Company has assessed the realizability of its deferred tax asset relating to the capital loss carryforward generated by the sale of the Company’s trading securities during the fiscal year ended October 31, 2001. The Company has determined that, based on the tax planning strategies available as of October 31, 2004, it is more likely than not that this deferred tax asset totaling $3,997,218 as of October 31, 2004 and 2003, respectively, will not be realized. In addition, the capital loss carryforward may be limited due to certain stock ownership changes. Accordingly, the Company has recorded a valuation allowance for deferred tax assets in the amount of $3,997,218 as of October 31, 2004 and 2003, respectively. A decrease in the valuation allowance of $62,604 is included in income tax benefit for the fiscal year ended October 31, 2002. In order to fully realize this deferred tax asset, the Company would need to generate future taxable capital gains of approximately $11.1 million prior to the expiration of the capital loss carryforward in 2006. The Company will consider tax planning strategies that may be determined to be available in the future in order to realize this benefit to the extent possible.

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s other deferred tax assets will be realized.

During the year ended October 31, 2004, the Company generated a net operating loss carryforward totaling $1,030,459. The net operating loss carryforward will expire in 2024, to the extent it is not utilized.

37	Optical Cable Corporation

(11)	Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes and income taxes payable, approximate fair value because of the short maturity of these instruments.

(12)	Net Income Per Share

The following is a reconciliation of the numerators and denominators of the net income per share computations for the periods presented:

Fiscal year ended October 31, 2004	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$750,072	5,587,042	$0.13

Effect of dilutive stock options and warrants	—	30,788

Diluted net income per share	$750,072	5,617,830	$0.13

Fiscal year ended October 31, 2003	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$314,607	5,736,404	$0.05

Effect of dilutive stock options and warrants	—	7,952

Diluted net income per share	$314,607	5,744,356	$0.05

Fiscal year ended October 31, 2002	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$283,446	6,928,845	$0.04

Effect of dilutive stock options	—	457

Diluted net income per share	$283,446	6,929,302	$0.04

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 336,653, 382,245, and 410,311 for the years ended October 31, 2004, 2003 and 2002, respectively.

(13)	Shareholders’ Equity

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

Optical Cable Corporation	38

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

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

(14)	Contingencies

On January 3, 2003, the bankrupt estate of Anicom, Inc., a former customer that is in chapter 11 bankruptcy, filed a complaint against the Company in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Complaint”). The Complaint sought to avoid and recover certain alleged preferential payments for products in the approximate amount of $1,100,000 made to the Company during the 90-day period preceding Anicom’s bankruptcy filing. The bankrupt estate of Anicom and the Company reached an agreement to settle this claim in April 2004. The terms of the settlement provided that the Company pay $10,000 in full settlement of the claim and that the Company be allowed an unsecured non-priority claim against the bankrupt estate in the same amount. On April 26, 2004, the Company paid $10,000 into an escrow account pending court approval of the settlement. On June 8, 2004, the Court approved the settlement.

From time to time, the Company is involved in various other claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(15)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2004 and 2003:

	Quarter ended
Fiscal year ended October 31, 2004	January 31	April 30	July 31	October 31
Net sales	$9,349,607	$10,652,998	$11,265,029	$11,950,556
Gross profit	3,644,502	4,174,610	4,570,428	4,313,537
Income before income taxes	68,022	88,092	492,160	465,744
Net income	44,106	57,002	317,787	331,177
Basic and diluted net income per share	0.01	0.01	0.06	0.05

Fiscal year ended October 31, 2003	January 31	April 30	July 31	October 31
Net sales	$9,746,015	$9,758,672	$10,259,907	$11,349,447
Gross profit	3,497,835	3,854,264	3,017,237	4,240,074
Income (loss) before income taxes	(220,321)	192,405	(218,184)	437,745
Net income (loss)	(152,022)	132,759	(71,344)	405,214
Basic and diluted net income (loss) per share	(0.02)	0.02	(0.01)	0.07

39	Optical Cable Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying balance sheets of Optical Cable Corporation as of October 31, 2004 and 2003, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation as of October 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Roanoke, Virginia

December 17, 2004

Optical Cable Corporation	40

Management’s Statement of Responsibility

Management of the Company is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this report. The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management. Other financial information contained in this annual report is presented on a basis consistent with the financial statements unless otherwise indicated.

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

The accompanying financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). In planning and performing its financial statement audit, KPMG LLP considered the Company’s internal control in order to determine the nature, timing and extent of its audit procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. KPMG LLP reviews the results of its audit with both management and the Audit Committee of the Board of Directors (the “Audit Committee”).

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

/s/ Neil D. Wilkin, Jr.	/s/ Tracy G. Smith
Neil D. Wilkin, Jr.	Tracy G. Smith
President &	Vice President &
Chief Executive Officer	Chief Financial Officer

January 26, 2005

41	Optical Cable Corporation

OPTICAL CABLE CORPORATION

Corporate Information

Corporate Headquarters

Optical Cable Corporation

5290 Concourse Drive

Roanoke, VA 24019

Legal Counsel

Woods Rogers PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

and

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, VA 23219

Independent Registered Public Accounting Firm

KPMG LLP

10 South Jefferson Street

Suite 1710

Roanoke, VA 24011

Transfer Agent

Wachovia Bank, N.A.

1525 West W. T. Harris Boulevard, 3C3

Charlotte, NC 28262

Form 10-K Report

Shareholders may obtain, without charge, a copy of Optical Cable Corporation’s Form 10-K, including exhibits, as filed with the Securities and Exchange Commission. Write to Optical Cable Corporation, P.O. Box 11967, Roanoke, VA 24022-1967, attention Ms. Tracy G. Smith, Corporate Secretary. Additionally, our SEC filings are available to the public on the SEC Internet site (http://www.sec.gov).

Annual Meeting

The 2005 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 29, 2005, at the Wachovia Tower, 10 S. Jefferson Street, 9th floor training room, Roanoke, Virginia.

Optical Cable Corporation	42

Corporate Information

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq National Market under the symbol OCCF. As of October 31, 2004 and December 31, 2004, there were approximately 7,800 shareholders of record. On January 14, 2005 our common stock closed at a price of $5.31 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq National Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2004	High	Low
First Quarter	$8.80	$5.02
Second Quarter	$8.37	$4.92
Third Quarter	$6.09	$4.11
Fourth Quarter	$5.00	$3.30

	Range of Bid Prices
Fiscal year ended October 31, 2003	High	Low
First Quarter	$3.85	$1.81
Second Quarter	$4.95	$2.60
Third Quarter	$8.44	$4.41
Fourth Quarter	$7.99	$6.00

We have not paid or declared any cash dividends on our common stock since our initial public offering in 1996 and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

We did declare a rights dividend in connection with the adoption of our shareholders’ rights plan on November 2, 2001. See Note 13 to the financial statements for additional details.

43	Optical Cable Corporation

OPTICAL CABLE CORPORATION

Corporate Information

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer

Luke J. Huybrechts	Senior Vice President of Operations

Charles W. Carson	Senior Vice President of Marketing and Sales

Tracy G. Smith	Vice President and Chief Financial Officer

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	President and Founder
Cybermotion

Luke J. Huybrechts	Senior Vice President of Operations
Optical Cable Corporation

Craig H. Weber	Managing Partner
Hollymeade Group, LLC

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer
Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President and Chief Executive Officer
RGC Resources, Inc.

Optical Cable Corporation	44