Form 10-K, Exhibit 13
period 2005-10-31
OPTICAL CABLE CORP
filed 2006-01-30
CIK 1000230

Exhibit 13.1

OPTICAL CABLE CORPORATION

Annual Report

2005

TABLE OF CONTENTS

2	Selected Financial Information

4	Letter to Shareholders

7	Management’s Discussion and Analysis

18	Financial Statements

22	Notes to Financial Statements

36	Report of Independent Registered Public Accounting Firm

37	Management’s Statement of Responsibility

38	Corporate Information

1

Selected Financial Information

(in thousands, except per share data and footnotes)

	Years ended October 31,
	2005	2004	2003	2002	2001
Statement of Operations Information:
Net sales	$45,899	$43,218	$41,114	$42,598	$60,405
Cost of goods sold	28,067	26,515	26,505	27,607	35,983

Gross profit	17,832	16,703	14,609	14,991	24,422
Selling, general and administrative expenses	16,026	15,457	13,309	13,603	17,131
Shareholder litigation settlement expense (1)	—	—	871	997	—
Loss on impairment of machinery and equipment (2)	—	—	117	—	—

Income from operations	1,806	1,246	312	391	7,291
Other income (expense), net:
Losses on trading securities, net (3)	—	—	—	—	(11,414)
Interest expense, net	(21)	(113)	(159)	(184)	(318)
Other, net	37	(19)	39	9	9

Income (loss) before income taxes	1,822	1,114	192	216	(4,432)
Income tax expense (benefit) (4)	650	364	(123)	(68)	2,297

Net income (loss)	$1,172	$750	$315	$284	$(6,729)

Net income (loss) per share:
Basic and diluted	$0.20	$0.13	$0.05	$0.04	$(0.96)

Weighted average shares:
Basic	5,776	5,587	5,736	6,929	7,020

Diluted	5,800	5,618	5,744	6,929	7,043

Balance Sheet Information:
Cash and cash equivalents	$3,290	$4,342	$2,337	$747	$2,088
Working capital	15,159	15,360	14,277	15,480	14,205
Total assets	34,944	32,113	30,185	32,674	42,798
Bank debt	—	—	—	—	8,271
Total shareholders’ equity	29,345	27,675	26,634	28,204	27,865

(1)	The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing the costs incurred during the year as a result of the settlement of a consolidated shareholder class action lawsuit. Of the total charge during 2003, a noncash expense of $862,250 resulted from the variable accounting treatment, required by U.S. generally accepted accounting principles, related to warrants to purchase 250,000 shares of the Company’s common stock issued as part of the settlement. Variable accounting treatement required the Company to recognize an expense as the price per share of the Company's common stock increased. The Company recorded a charge during fiscal year 2002 in the amount of $997,112, representing the estimated cost of the settlement of the consolidated shareholder class action lawsuit and related professional fees incurred, net of insurance proceeds. Of the total charge recorded in 2002, a noncash expense of $320,344, resulted from the variable accounting treatment related to the warrants. See note 7 of the notes to the financial statements for further information on the warrants issued in connection with the litigation settlement and the accounting treatment of the warrants.

(2)	The Company recorded a charge during fiscal year 2003 in the amount of $117,337 due to a loss on impairment of machinery and equipment in connection with an automation upgrade to the Company’s production lines. See note 5 of the notes to the financial statements for further information on the loss on impairment of machinery and equipment.

Optical Cable Corporation	2

(3)	In January 2000, at the direction of the Company's former Chairman, President and Chief Executive Officer, the Company began actively buying and selling shares in the Nasdaq 100 Trust, which is designed to closely track the price and yield performance of the Nasdaq 100 stock index. The Company's active trading in the Nasdaq 100 Trust continued through May 14, 2001, the date of the last purchase of these shares. On October 3, 2001, as part of a policy to invest future excess funds only in short-term interest-bearing investments, the Company sold all of its remaining investment in the Nasdaq 100 Trust and paid off the outstanding margin borrowings. For accounting purposes, the Company categorized its past investment in the Nasdaq 100 Trust as trading securities, and recorded the investment on its balance sheet at fair value, which was based on quoted market prices. Realized and unrealized net gains or losses were included in other gains (losses) on trading securities, net, under the other income (expense) section of the statement of operations.

(4)	The effect of establishing a valuation allowance against the Company's deferred tax assets relating to the capital loss carryforward generated by the sale of the Company's trading securities during fiscal year 2001 resulted in an increase in income tax expense of approximately $4.1 million for fiscal year 2001. See note 11 of the notes to the financial statements for further information on income taxes.

3	Optical Cable Corporation

Dear Shareholders:

I am pleased to be able to report to you another year of growth at Optical Cable Corporation. Your management team achieved increases in net sales, gross profits, and net income again this year.

As expected, this was also a building year for Optical Cable. Executing our strategy, we continued to lay the groundwork we believe is necessary to ensure that Optical Cable has the products, people, processes and systems—what we call the critical mass of resources—to support the future growth of our business and the growth of long-term shareholder value. Additional core elements of our strategy continue to be: delivering the exceptional services and quality products our customers have come to expect from us; targeting market segments particularly well suited for our rugged fiber optic cable designs; and pursuing appropriate opportunities to grow our partnership and alliance base and to expand our product breadth.

Growing Financial Performance

During fiscal year 2005:

•	We grew net sales by 6.2% to $45.9 million, from $43.2 million the year before increasing not only net sales, but also the rate of growth from 5.1% net sales growth the year before.

•	We increased gross profits by 6.8% in fiscal year 2005, as well as slightly increased our gross profit margin to 38.9%, up from 38.6% during the prior year.

•	We increased net income by 56.2% to $0.20 per share, up from $0.13 per share the year before—even as an increase in our effective tax rate negatively impacted net income for the year.

•	As we grew, we continued to have no borrowings under our bank credit facility—funding ourselves completely through operating cash flows and cash reserves, despite significant capital expenditures made during the year.

Laying the Groundwork for Future Growth

Also during the year, we continued to lay the groundwork we believe necessary for the future growth of Optical Cable Corporation. The following progress was made:

•	As planned, we significantly increased our capital expenditures again this year. Expenditures grew to $2.3 million, an 82.2% increase over the previous year. Expenditures were made to upgrade equipment, add new capabilities, and at year end we began to roll out a portion of our new ERP system—all funded through operating cash flows and cash reserves.

Optical Cable Corporation	4

•	We made a number of key hires in our Technology & Engineering group, building our capabilities to refine our existing products and develop new ones. Our overall headcount increased approximately 7.3% during the year.

•	We achieved U.S. Department of Defense qualification as a supplier of MIL-PRF-85045/8A military ground tactical fiber optical cable. To our knowledge, we are the only qualified supplier of this product.

•	We earned a MIL-STD-790F certification of our manufacturing facility from the U.S. Department of Defense, one of the most respected certifications in the defense industry.

•	In November 2005, Optical Cable was awarded a 5-year IDIQ (indefinite delivery, indefinite quantity) contract with the U.S. Army Communications and Electronics Command (CECOM), Fort Monmouth, New Jersey, to provide ground tactical fiber optic cable assemblies to the U.S. military. The assemblies we deliver to CECOM will be made with our military ground tactical fiber optic cable, and with military fiber optic connectors provided by a long-time connectivity partner. At this point, the only required purchase by CECOM is valued at $884,000—a purchase we expect to ship in the second fiscal quarter of 2006. However, if fully exercised, the contract has an approximate value of $5.1 million over five years.

•	We continue to look for opportunities to partner with companies whose products complement our fiber optic cable offering—allowing us to match the best fiber optic cable products with the best complementary products for our customers’ applications. As part of this strategy, during the year, we agreed to extend a loan to an unaffiliated start-up connector company specializing in the design, manufacture and sale of connectors and cable assemblies. The loan and the related equity purchase rights we received in connection with the loan are designed to provide us with an option to expand our product line offering in market segments in which we currently sell fiber optic cable products. We will continue to work with selected connectivity partners in an effort always to provide a best-in-class solution for our customers.

Growing Shareholder Value

Our strategy, and all of the Optical Cable team’s efforts, are designed to build and maintain shareholder value over the long term. We understand the need to generate an appropriate investment return for our shareholders. And in fact, the total shareholder return on our common stock, which closed at $6.03 per share on October 31, 2005, was 35% during fiscal year 2005, compared to the 10% return of the Russell 2000® index during the same period.

Further, we believe it is important that your management team shares risk with you, our investors. Recently, the Compensation Committee of the Board of Directors took another step toward ensuring this alignment of risk. The Compensation Committee adopted an Equity Ownership and Retention Policy for the Senior Staff. This policy requires each Senior Staff

5	Optical Cable Corporation

member to accumulate over a set period and retain, a minimum value of shares of Optical Cable’s common stock, and also to retain minimum percentages of shares of Optical Cable’s common stock awarded to them under any stock incentive plan. We believe this policy will ensure the Senior Staff has wealth at risk in Optical Cable’s common stock and will further align the interests of the management team with those of the shareholders.

Looking Toward Fiscal 2006

During the coming year, your management team will continue to execute the strategic plan that has provided increased shareholder value to date.

We will work toward growing net sales and increasing our net income for fiscal 2006. Financial results from fiscal quarter to fiscal quarter will likely vary as a result of market conditions, the timing of customer projects, product mix sold and other factors during any quarter. Despite these variations, we believe we are well positioned for growth during the year.

We plan to continue to upgrade our equipment and systems as appropriate, and to proceed to integrate our new ERP system. We have budgeted $3.5 million in capital expenditures for fiscal year 2006, and expect to fund expenditures again through operating cash flows and cash reserves.

Also during fiscal 2006, we will continue to monitor the evolving recommendations regarding the applicability of Section 404 of Sarbanes-Oxley to non-accelerated filers. Currently, without further regulatory change, Optical Cable Corporation will be required to comply with Section 404 of Sarbanes-Oxley beginning in fiscal year 2007.

The Optical Cable Corporation team is proud of its accomplishments, but we are committed to achieving continued success. Continued growth is the goal and we believe that it is the pathway to increased shareholder value.

Thank you for your continued interest in Optical Cable Corporation.

/S/ NEIL D. WILKIN, JR.
Neil D. Wilkin, Jr.
Chairman of the Board, President and Chief Executive Officer

Optical Cable Corporation	6

Management’s Discussion and Analysis of Results

of Operations and Financial Condition

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber); our dependence on a single manufacturing facility; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; further adverse changes in laws and regulations associated with the extraterritorial income exclusion; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences of competing technologies, including copper cable and wireless, relative to fiber optic cable; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States and subsequent military responses by the United States, and any potential future military conflicts; changes in the level of military spending by the United States government; ability to retain key personnel; our ability to successfully implement planned changes to our information technology systems and manufacturing processes; the impact of changes in accounting policies, including those by the Securities and Exchange Commission and the Public Company Accounting Oversight Board; our ability to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to our expanding our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, and/or making investments in or with, parties that compete with and/or have conflicts with customers of ours; impact of weather or natural disasters in the areas of the world in which we operate and market our products; changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive and we incorporate by reference those factors included in current reports on Form 8-K.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview

During our 2005 fiscal year, we increased net sales 6.2%, increased our gross profit margin and increased net income 56.2%, when compared to our 2004 fiscal year. We believe our market segment initiatives and other ongoing initiatives contributed to the increase in net sales during fiscal year 2005 compared to fiscal year 2004. We reported net income in fiscal year 2005 of $1,172,000, or $0.20 per basic and diluted common share, compared to net income of $750,000, or $0.13 per basic and diluted common share, in fiscal year 2004. We continued to report a positive cash balance at October 31, 2005, avoiding the need to use our credit facility for working capital, capital expenditures or other investing activities during the year. Further, during fiscal year 2005, we announced we had achieved two significant milestones in our continuing pursuit of excellence as a long-time supplier of rugged military fiber optic cables for the U.S. and allied militaries. The U.S. Department of Defense certified us as a fully qualified supplier of

7	Optical Cable Corporation

ground tactical fiber optic cable, meeting all military requirements for MIL-PRF-85045/8A qualification. Additionally, our manufacturing facility was certified by the U.S. Department of Defense as a MIL-STD-790F facility, one of the most respected certifications in the defense industry.

We are a leading manufacturer of fiber optic cables primarily sold into the enterprise market, and the premier manufacturer of military ground tactical fiber optic cable for the U.S. military.

Founded in 1983, Optical Cable Corporation pioneered the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use. Our current broad product offering is built on the evolution of these fundamental technologies, and is designed to provide end-users with fiber optic cables that are easy and economical to install, provide a high degree of reliability and offer outstanding performance characteristics.

We sell our products worldwide for uses ranging from commercial and campus installations to customized products for specialty applications and harsh environments, including military applications. We manufacture our high quality fiber optic cables at our ISO 9001:2000 registered facility located in Roanoke, Virginia.

Our tight buffered fiber optic cables are used for high bandwidth transmission of data, video and audio communications. The enterprise market into which we sell includes local area network and premises markets. Our fiber optic cables are well-suited for use in various other short- to moderate-distance applications as well.

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, and various smaller distributors, original equipment manufacturers and value added resellers. For the years ended October 31, 2005, 2004 and 2003, approximately 85%, 81% and 81%, respectively, of net sales were from customers located in the United States, while approximately 15%, 19% and 19%, respectively, of net sales were from international customers. Substantially all of our international sales are denominated in U.S. dollars. Fluctuations in the percentage of international net sales from period to period occur based on the timing of large international and domestic orders, coupled with the impact of increases or decreases in domestic sales. During both 2004 and 2003, we recognized a large sale to one international customer that did not recur in fiscal year 2005.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss, based on shipping terms. In fiscal years 2005, 2004 and 2003, one major domestic distributor accounted for 15.4%, 16.0% and 14.9% of our net sales, respectively. Other than this distributor, no single customer accounted for more than 10% of our net sales in fiscal years 2005, 2004 or 2003.

A significant percentage of the selling price of our fiber optic cable is based on the cost of raw materials used. Single-mode fiber is less expensive than multimode fiber, and consequently single-mode fiber optic cables have a lower per unit selling price than comparable multimode fiber optic cables. We believe that while the long-haul, metropolitan and access markets are predominantly the users of single-mode fiber optic cable, that increasingly, single-mode fiber optic cable is also being used for short- to moderate-distance installations where higher bandwidth is required. However, any trend toward the use of single-mode fiber optic cables in such other installations may be slowed to the extent that 50 micron 1 gigabit and 10 gigabit multimode fiber optic cables are used to satisfy current bandwidth demands. To the extent that our sales mix shifts toward single-mode cables, we will generally have to increase the volume of our cable sales to maintain our current level of net sales.

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

Optical Cable Corporation	8

Selling, general and administrative expenses, also referred to as “SG&A expenses,” consist of the compensation costs for sales and marketing personnel, shipping costs, trade show expenses, customer support expenses, travel expenses, advertising, bad debt expense, the compensation cost for administration and management personnel, legal and accounting fees, consulting costs, and other costs, as well as, litigation costs or claims against us, excluding legal and accounting fees and other costs reflected as shareholder litigation settlement expense.

Other income (expense), net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

Results of Operations

The following table sets forth and highlights fluctuations in selected line items from our statements of operations for the periods indicated:

	Fiscal Years Ended October 31,		Percent Change	Fiscal Years Ended October 31,
	2005	2004		2004	2003	Percent Change
Net sales	$45,900,000	$43,200,000	6.2%	$43,200,000	$41,100,000	5.1%
Gross profit	17,800,000	16,700,000	6.8	16,700,000	14,600,000	14.3
SG&A expenses	16,000,000	15,500,000	3.7	15,500,000	13,300,000	16.1
Net income	1,172,000	750,000	56.2	750,000	315,000	138.4

Net Sales

Net sales increased 6.2% to $45.9 million in fiscal year 2005 from $43.2 million in fiscal year 2004. Net sales in the U.S. for fiscal year 2005 grew 10.7%, to 39.0 million compared to $35.2 million, while net sales outside the U.S. decreased 13.5% to $6.9 million compared to $8.0 million last year. While net sales in the U.S. grew as expected, net sales outside the U.S. fell short due to a number of factors, including the fact that due to budgetary constraints, one large customer outside of the U.S. did not purchase fiber optic cable from us at the same level as in prior years. Quarterly net sales ranged from $11.1 million during the first quarter of 2005 to $11.8 million during the fourth quarter of 2005. During fiscal year 2005, we did not experience the same seasonality pattern in net sales as experienced by us in fiscal years 2004 and 2003, and as previously expected during fiscal year 2005. Specifically, we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this seasonality pattern is partially due to the construction cycles and budgetary considerations of our customers. We believe the lack of seasonality pattern in fiscal 2005 is partially due to the timing of larger projects, which this year were weighted more heavily during the first half of the year. At this time, we have not yet determined whether we will see a return to a more typical seasonality pattern in fiscal year 2006. We believe our market segment initiatives and other ongoing initiatives have contributed to the overall increase in net sales when comparing fiscal year 2005 to fiscal year 2004. Our forward sales order load has remained relatively stable from 2004 to 2005.

During fiscal year 2005, we experienced a decrease in fiber volumes shipped and an increase in our average selling price per fiber meter compared to 2004. At the same time, we experienced an increase in product mix for cable containing multimode fiber (which typically has a higher relative sales price), compared to cable containing single-mode fiber (which typically has a lower relative sales price) when compared to 2004. The decrease in fiber volumes shipped was not significant enough to outweigh the increase in product mix for cable containing multimode fiber and the increase in average selling price.

Cable containing multimode fiber is generally used for communications over shorter distances where the higher bandwidth capacity and the higher transmission equipment cost of single-mode fiber is not required. Cable containing single-mode fiber is generally used for communications over longer distances and/or where higher bandwidth capacity is required.

9	Optical Cable Corporation

Net sales increased 5.1% to $43.2 million in fiscal year 2004 from $41.1 million in fiscal year 2003. Net sales also increased sequentially from quarter to quarter during fiscal year 2004. Quarterly net sales ranged from $9.3 million during the first quarter of 2004 to $11.9 million during the fourth quarter of 2004.

During fiscal year 2004, we experienced an increase in both volumes shipped and in our average selling price per fiber meter compared to 2003. At the same time, our product mix for cable containing single-mode fiber (which typically has a lower relative sales price), compared to cable containing multimode fiber (which typically has a higher relative sales price), increased when compared to 2003. The increase in product mix for cable containing single-mode fiber was not significant enough to outweigh the increased volumes and increase average selling price.

Gross Profit

Gross profit increased 6.8% to $17.8 million in fiscal year 2005 from $16.7 million in 2004. Gross profit margin, or gross profit as a percentage of net sales, increased slightly to 38.9% for fiscal year 2005 compared to 38.6% for 2004. Fluctuations in our gross profit margins generally result from the sale of a mix of products with higher margins.

Gross profit increased 14.3% to $16.7 million in fiscal year 2004 from $14.6 million in 2003. Gross profit margin, or gross profit as a percentage of net sales, increased to 38.6% for fiscal year 2004 from 35.5% for 2003.

Selling, General and Administrative Expenses

SG&A expenses increased 3.7% to $16.0 million in fiscal year 2005 from $15.5 million in 2004. SG&A expenses as a percentage of net sales were 34.9% in fiscal year 2005 compared to 35.8% in 2004. The lower percentage in fiscal year 2005 reflects the fact that net sales for the period increased 6.2% compared to 2004, while SG&A expenses only increased 3.7% compared to 2004. The largest element of the net increase in SG&A expenses during 2005 compared to 2004 was compensation costs, in particular, increases in sales commissions. Increases in other compensation costs also contributed to the increase in SG&A expenses, including the costs of restricted stock grants to certain employees intended to drive future growth. Further contributing to the increase in SG&A expenses were the costs incurred in connection with our achievement of two significant milestones in our continuing pursuit of excellence as a long-time supplier of rugged military fiber optic cables for the U.S. and allied militaries. Specifically, we became certified by the U.S. Department of Defense as a fully qualified supplier of MIL-PRF-85045/8A military ground tactical fiber optical cable, meeting all military requirements. Our manufacturing facility was also certified by the U.S. Department of Defense as a MIL-STD-790F facility during the year, one of the most respected certifications in the defense industry. Increases in legal and professional fees also contributed to the increase in SG&A expenses in fiscal 2005.

SG&A expenses increased 16.1% to $15.5 million in fiscal year 2004 from $13.3 million in 2003. SG&A expenses as a percentage of net sales were 35.8% in fiscal year 2004 compared to 32.4% in 2003. The higher percentage in fiscal year 2004 reflects the fact that net sales for the period only increased 5.1% compared to 2003, while SG&A expenses increased 16.1% compared to 2003. The largest element of the net increase in SG&A expenses during 2004 compared to 2003 was compensation costs. Compensation costs have increased as a result of increases in commissions as net sales have increased, increases in employee incentives targeted to improve financial results and market segment penetration and the hiring of new employees designed to build the critical mass of resources we believe necessary to support anticipated future sales growth. Other costs that contributed to the increase in SG&A include costs associated with the expensing of restricted stock grants for both members of management and non-employee Directors. During fiscal year 2004 we began using restricted stock grants as management incentives in lieu of stock options. Additionally, during fiscal year 2004, in accordance with our 2004 Non-employee Directors Stock Plan, we began using restricted stock grants as partial compensation for non-employee Directors as payment for Board services in lieu of cash. Generally, restricted stock grants are expensed over the vesting period of the grant, where stock options have historically not been expensed.

Shareholder Litigation Settlement Expense

We recorded a charge during fiscal year 2003 in the amount of $871,000, representing costs incurred during the year as a result of the settlement of a consolidated class action lawsuit. Of the total charge during 2003, $862,000 resulted from the variable accounting treatment, required by U.S. generally accepted accounting principles, related to the warrants issued as part of the settlement. The expense was a noncash item, had no impact on our net cash flow, and

Optical Cable Corporation	10

resulted from increases in the price of our common stock during the period variable accounting treatment was applied. The statements of operations for the fiscal years ended October 31, 2005 and 2004 were not impacted and future periods’ statements of operations will not be impacted by the variable accounting treatment.

During the fiscal year ended October 31, 2003, the fair value of the warrants, net of issuance costs, was reclassified from an accrued liability to permanent equity in accordance with U.S. generally accepted accounting principles. The fair value of the 250,000 warrants issued in accordance with the settlement, totaling $1.2 million, net of issuance costs of $82,000, as of October 31, 2003, is included in “common stock” in the shareholders’ equity section of the balance sheet.

Loss on Impairment of Machinery and Equipment

During fiscal year 2003, we recorded a loss on impairment of machinery and equipment totaling $117,000, due to an automation upgrade initiative. The impairment loss relates to certain machinery and equipment purchased throughout fiscal year 2001 not yet placed into service that is being replaced in conjunction with an automation upgrade project. The loss is a non-cash item that represents the write-off of the carrying value of the machinery and equipment to be replaced. There was no such impairment loss during 2005 or 2004.

Other Income (Expense), Net

We recognized other income, net in fiscal year 2005 of $17,000 compared to other expense, net of $132,000 in fiscal year 2004. The change was primarily due to a decrease in interest expense related to our credit facility. Although we did not need to use our credit facility during fiscal years 2005 or 2004, we recognized interest expense during 2004 and during the first two quarters of 2005 related to the amortization of the deferred financing costs associated with obtaining and amending our credit facility. See also “Liquidity and Capital Resources” for further discussion of our revolving credit facility.

Other expense, net increased to $132,000 in fiscal year 2004 from $121,000 in 2003. This increase was primarily due to changes in the foreign currency exchange rate used to settle outstanding foreign accounts receivable during 2004 when compared to 2003, partially offset by an increase in interest income and a decrease in interest expense.

Income Before Income Taxes

Income before income taxes was $1.8 million in fiscal year 2005 compared to income before income taxes of $1.1 million in 2004. This increase was primarily due to the increase in gross profit of $1.1 million, partially offset by an increase in SG&A expenses of $569,000.

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

Income Tax Expense (Benefit)

Income tax expense totaled $650,000 in fiscal year 2005 compared to income tax expense of $364,000 in 2004. Our effective tax rate for fiscal year 2005 was 35.7%, compared to an effective tax rate of 32.7% during fiscal year 2004. As a result, net income was negatively impacted in fiscal year 2005 as our effective tax rate increased. Fluctuations in our effective tax rates are due primarily to the amount and timing of various tax deductions and benefits, including our Extraterritorial Income Exclusion, also referred to as “EIE,” which exempts from federal income taxation a portion of the net profit realized from sales outside the United States of products manufactured in the United States. The EIE is calculated by a complex analysis of all export sales and profits for the year. Fluctuations in the ratio of export sales and profitability to total sales and profitability create changes in the EIE. Additionally, the EIE benefit is being phased out beginning in calendar year 2005, which adversely impacted our effective tax rate during fiscal year 2005.

Income tax expense totaled $364,000 in fiscal year 2004 compared to income tax benefit of $123,000 in 2003. Our effective tax rate for fiscal year 2004 was 32.7%.

11	Optical Cable Corporation

The World Trade Organization has ruled against the United States’ EIE regime. In the ruling, the World Trade Organization gave permission to the European Union to sanction tariffs on certain products manufactured in the United States if the EIE regime was not repealed. The American Jobs Creation Act of 2004, also referred to as the “Jobs Act,” generally repeals the EIE regime for transactions after December 31, 2004. The Jobs Act continues to extend EIE benefits at a reduced rate for two additional years, and continues EIE benefits indefinitely for transactions pursuant to a binding contract in effect on September 17, 2003. As passed, the Jobs Act provides transition relief by allowing taxpayers to retain a portion of their otherwise-applicable EIE benefits: 100% for transactions during calendar year 2004, 80% for transactions during calendar year 2005 and 60% for transactions during calendar year 2006. At the same time, the Jobs Act allows for a new deduction based on qualified domestic production activities. We may experience a modest impact on our effective tax rate beginning in fiscal year 2006 as this deduction is phased in over the next six years. We expect the impact of this new deduction to partially offset the phase out of the EIE benefit.

Net Income

Net income increased 56.2% to $1.2 million in fiscal year 2005 compared to $750,000 in 2004. This increase was primarily due to the factors previously described as contributing to the increase in income before income taxes, partially offset by an increase in income tax expense of $286,000 in 2005 compared to 2004.

Net income increased 138.4% to $750,000 in fiscal year 2004 compared to $315,000 in 2003. This increase was primarily due to the factors previously described as contributing to the increase in income before income taxes, partially offset by the recognition of income tax expense of $364,000 in 2004 compared to the recognition of income tax benefit of $123,000 in 2003.

Financial Condition

Total assets increased $2.8 million, or 8.8%, to $34.9 million at October 31, 2005, from $32.1 million at October 31, 2004. This increase was primarily due to a $2.2 million increase in inventories, a $993,000 increase in other assets, net, and a $1.2 million increase in property and equipment, net, partially offset by a $1.1 million decrease in cash. We have increased inventories, particularly finished goods inventory, in an effort to maintain optimal stocking levels in response to our expectations regarding customer requirements. The increase in other assets, net is a result of a loan to an unaffiliated company that we believe may enable us to eventually expand our product offering. Further detail regarding the loan is provided in “Liquidity and Capital Resources.” The increase in property and equipment, net is a result of our continuing efforts to build the infrastructure we believe necessary to support higher net sales. Further detail regarding the decrease in cash is provided in our discussion of “Liquidity and Capital Resources.”

Total liabilities increased $1.2 million, or 26.2%, to $5.6 million at October 31, 2005 from $4.4 million at October 31, 2004. This increase was primarily due to a $631,000 increase in accounts payable and accrued expenses, largely due to timing of payments made on trade accounts payable and a $386,000 increase in income taxes payable, resulting from the increase in income before income taxes.

Total shareholders’ equity at October 31, 2005 increased $1.7 million, or 6.0% during fiscal year 2005. The increase resulted from stock-based compensation totaling $477,000, proceeds from the exercise of warrants to purchase common stock totaling $20,000 and net income retained of $1.2 million.

Liquidity and Capital Resources

Our primary capital needs during 2005 have been to fund working capital requirements and capital expenditures. Our primary source of capital for these purposes has been cash provided from operations and cash on hand. As of October 31, 2005 and 2004, we had no outstanding balance under our bank line of credit.

Our cash totaled $3.3 million as of October 31, 2005, a decrease of $1.1 million, compared to $4.3 million as of October 31, 2004. We maintain a sweep account arrangement with our bank, where at the end of each day all of our cash is used to paydown our outstanding note payable to the bank, if any. The decrease in cash for the fiscal year ended October 31, 2005, primarily resulted from capital expenditures made during fiscal year 2005, partially offset by cash provided by operating activities.

Optical Cable Corporation	12

On October 31, 2005, we had working capital of $15.2 million, compared to $15.4 million as of October 31, 2004. The ratio of current assets to current liabilities as of October 31, 2005, was 3.7 to 1, compared to 4.5 to 1 as of October 31, 2004. The decrease in working capital during fiscal year 2005 was primarily caused by a $1.1 million decrease in cash and the $1.2 million increase in total liabilities (all of which are current), partially offset by the $2.2 million increase in inventories.

Net cash provided by operating activities was $2.1 million in fiscal year 2005, compared to $3.2 million in 2004 and $5.2 million in fiscal year 2003. Net cash provided by operating activities during fiscal year 2005 primarily resulted from net income of $1.2 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.3 million and stock-based compensation expense of $477,000. Additionally, an increase in accounts payable and accrued expenses of $526,000 and an increase in income taxes payable of $386,000 contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in inventories of $2.2 million. Net cash provided by operating activities during fiscal year 2004 primarily resulted from net income of $750,000 and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.0 million, deferred income tax expense of $378,000 and stock-based compensation expense of $271,000. Additionally, a decrease in income taxes refundable of $262,000, and an increase in accrued compensation and payroll taxes of $942,000 contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in trade accounts receivable of $544,000 and a decrease in accounts payable and accrued expenses and other liabilities of $207,000. Net cash provided by operating activities during fiscal year 2003 primarily resulted from net income of $315,000, a $578,000 decrease in income taxes refundable and a $2.8 million decrease in inventories, partially offset by a $603,000 decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes).

Net cash used in investing activities totaled $3.2 million in fiscal year 2005, compared to $1.3 million in 2004. Net cash used in investing activities during fiscal year 2005 resulted primarily from purchases of property and equipment, deposits for the purchase of property and equipment and advances made to an unaffiliated company described below.

On April 22, 2005, we agreed to extend a loan to an unaffiliated start-up connector company, also referred to as the “Borrower”, specializing in the design, manufacture and sale of connectors and cable assemblies. The Borrower offers complementary products to our product offering and is still in the development stage. As a development stage company, the Borrower currently has limited revenues and assets. This loan, and the related transactions described below, is part of a strategy designed to provide us with an option to expand our product line offering in market segments in which we currently sell our fiber optic cable products. The loan agreement, as amended, provides that the maximum aggregate principal amount that may be advanced to the Borrower is $1,200,000. Advances were made at various times throughout the year. Through October 31, 2005, we had advanced a total of $815,000 to the Borrower. The loan, which matures June 30, 2006, is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum and is included in other assets, net, in our balance sheet as of October 31, 2005. In connection with the loan, we were issued a warrant by the Borrower to purchase a fifty-five percent (55%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1,500,000. The warrant expires on June 30, 2006 if it has not been exercised. In addition, we were granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon our exercise of the warrant or the Borrower’s failure to repay the loan when due.

Net cash used in investing activities totaled $1.3 million and $500,000 in fiscal years 2004 and 2003, respectively and resulted entirely from purchases of property and equipment.

Net cash provided by financing activities was $20,000 in fiscal years 2005 and 2004, compared to net cash used in financing activities of $3.1 million in 2003. Net cash provided by financing activities in fiscal years 2005 and 2004 resulted entirely from proceeds received from the exercise of warrants to purchase our common stock. Net cash used in financing activities in fiscal year 2003 was primarily the result of the repurchase of 21.3% of our outstanding shares of common stock for $2 per share plus brokerage fees.

13	Optical Cable Corporation

We have a revolving credit facility with Wachovia Bank, National Association (“Wachovia”). The initial term of the credit facility expired in April 2005, but has been renewed for an additional year. The credit facility provides up to a maximum of $25 million, is collateralized by all of our tangible and intangible assets, and is administered by an affiliate of Wachovia. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to our accounts receivable, inventory and fixed assets. Our ability to access the full amount of the credit facility depends on the future growth of our borrowing base. We maintain a sweep arrangement with our bank, where at the end of each day, all of our cash is used to paydown our outstanding note payable to the bank, if any. As of October 31, 2005, we had no outstanding borrowings under the credit facility, with approximately $10.1 million unused and available.

The credit facility bears interest at one-half of one percent (0.50%) per annum above the prime rate (facility rate of 7.25% as of October 31, 2005). The facility also provides a LIBOR based rate at our option.

In connection with obtaining and amending the credit facility, we incurred various costs. These financing costs, net of amortization, were deferred and were included in other assets, net in the 2004 balance sheet. These deferred financing costs were amortized to interest expense using the straight-line method, which approximates the effective interest method through April 2005 (the original term of the credit facility). As of the end of fiscal year 2005, these deferred financing costs have been completely amortized. The costs of future amendments, if any, will be amortized over the remaining term of the credit facility.

We believe that our cash flow from operations, our cash on hand and our credit facility will be adequate to fund our operations for at least the next twelve months. We anticipate being able to extend our current credit facility or obtain another credit facility prior to our current credit facility’s expiration in April 2006 at terms no less favorable than those of our current facility.

We issued warrants to purchase 250,000 shares of our common stock at an exercise price per share of $4.88 as part of a consolidated class action lawsuit settlement agreement reached in September 2002. The warrants are exercisable for five years and will expire October 24, 2007. We have registered the shares issuable upon the exercise of the warrants under the Securities Act of 1933, as amended. See also information related to “Shareholder Litigation Settlement Expense,” included in our discussion of “Results of Operations.”

A prior distributor for us filed for protection from its creditors under bankruptcy laws in January 2001. We wrote off approximately $2.2 million for estimated uncollectible accounts receivable from this distributor for the year ended October 31, 2001. We have received offers to sell our claim against the bankrupt estate of this distributor. The most recent such offer received by us was an offer to purchase the claim for $337,000. At this time, we have decided not to sell our claim in the bankruptcy proceeding. A subsequent recovery, if any, will be recognized when payment is received, in accordance with U.S. generally accepted accounting principles.

From time to time, we are involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2000. However, our net sales did not follow this pattern in fiscal year 2002 or 2001. In fiscal years 2002 and 2001, approximately 52% and 57% of our net sales occurred during the first half of the fiscal year, respectively, and approximately 48% and 43% of our net sales occurred during the second half of the fiscal year, respectively. We believe this shift in the pattern of our net sales was related to overall economic conditions in the industry at the time. During fiscal years 2004 and 2003, approximately 46% and 47%, respectively, of our net sales occurred during the first half of the fiscal year and approximately 54% and 53%, respectively, of our net sales occurred during the second half of the fiscal year. While we believe the pattern of net sales we experience during fiscal years 2004 and 2003 may reflect a return to the historical seasonality pattern, we did not see this pattern during

Optical Cable Corporation	14

fiscal year 2005, as net sales during the first half of the fiscal year were approximately the same as net sales for the second half of the year. We believe the lack of seasonality pattern in fiscal 2005 is partially due to the timing of larger projects, which this year were weighted more heavily during the first half of the year. At this time, we have not yet determined whether we will see a return to a more typical seasonality pattern in fiscal year 2006.

Contractual Obligations and Commitments

As of October 31, 2005, we have no contractual obligations and commitments that will significantly impact our future liquidity.

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

15	Optical Cable Corporation

Long-lived Assets

Management views the determination of the carrying value of long-lived assets as a critical accounting estimate since we must determine an estimated economic useful life in order to properly depreciate our long-lived assets and because we must consider if the value of any of our long-lived assets have been impaired, requiring adjustment to the carrying value.

Economic useful life is the duration of time the asset is expected to be productively employed by us, which may be less than its physical life. Management’s assumptions on wear and tear, obsolescence, technological advances and other factors affect the determination of estimated economic useful life. The estimated economic useful life of an asset is monitored to determine if it continues to be appropriate in light of changes in business circumstances. For example, technological advances or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In such a case, we would depreciate the remaining net book value of an asset over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. We must also consider similar issues when determining whether or not an asset has been impaired to the extent that we must recognize a loss on such impairment.

Commitments and Contingencies

Management views accounting for contingencies as a critical accounting estimate since loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources require judgment as to any probable liabilities incurred. For example, accrued product warranty costs recorded by us are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to warranty claims and costs. Actual results could differ from the expected results determined based on such estimates.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2005, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

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

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123R is a revision of FASB SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of SFAS No. 123R, as amended by a rule adopted by the SEC on April 14, 2005, are effective for public entities that do not file as small business issuers as of the beginning of the fiscal year that begins after June 15, 2005. We are currently quantifying the impact of SFAS No. 123R on our financial position and results of operations, but because SFAS No. 123R does not allow for a prospective method of application, we expect

Optical Cable Corporation	16

to experience a negative impact on our financial position and results of operations during our 2006 fiscal year. The negative impact would be created due to the fact that we have previously issued employee stock options, all of which were issued prior to July 2002, for which no expense has been recognized which are not fully vested as of the amended effective date of November 1, 2005.

In December 2004, the FASB issued FASB Staff Position, also referred to as “FSP” No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, also referred to as the Jobs Creation Act of 2004. The Jobs Creation Act of 2004 introduces a special tax deduction on qualified production activities. FSP 109-1 concludes that this deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the same period in which the deduction is claimed in our tax return. FSP 109-1 is not expected to have a material impact on our financial position, results of operations, or liquidity.

In December 2004, the FASB issued FSP 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. FSP 109-2 provides additional time to companies beyond the financial reporting period of enactment to evaluate the effects of the Jobs Creation Act of 2004 on their plans for repatriation of foreign earnings for purposes of applying SFAS 109, Accounting for Income Taxes. The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. It is not anticipated that we will benefit from this provision of the Act.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections which replaces APB Opinion No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principal unless it is not practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of SFAS No. 154, we do not currently believe adoption will have a material impact on the Company’s results of operations, financial position or liquidity.

As of December 31, 2005, there are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

17	Optical Cable Corporation

Balance Sheets

October 31, 2005 and 2004

	October 31,
	2005	2004
Assets
Current assets:
Cash	$3,290,133	$4,341,956
Trade accounts receivable, net of allowance for doubtful accounts of $454,550 in 2005 and $464,963 in 2004	8,174,384	8,210,166
Other receivables	158,340	83,870
Inventories	8,706,081	6,548,762
Prepaid expenses	384,773	465,894
Deferred income taxes	44,839	146,562

Total current assets	20,758,550	19,797,210

Other assets, net	1,047,699	54,663
Property and equipment, net	12,779,152	11,619,254
Deferred income taxes	358,700	641,780

Total assets	$34,944,101	$32,112,907

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$2,974,694	$2,343,201
Accrued compensation and payroll taxes	2,099,156	1,954,679
Income taxes payable	525,340	139,606

Total current liabilities	5,599,190	4,437,486

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 5,800,975 shares in 2005 and 5,608,123 shares in 2004	1,930,944	1,433,351
Retained earnings	27,413,967	26,242,070

Total shareholders’ equity	29,344,911	27,675,421

Commitments and contingencies

Total liabilities and shareholders’ equity	$34,944,101	$32,112,907

See accompanying notes to financial statements.

Optical Cable Corporation	18

Statements of Operations

Years ended October 31, 2005, 2004 and 2003

	Years ended October 31,
	2005	2004	2003
Net sales	$45,898,547	$43,218,190	$41,114,041
Cost of goods sold	28,066,840	26,515,113	26,504,631

Gross profit	17,831,707	16,703,077	14,609,410

Selling, general and administrative expenses	16,026,075	15,457,144	13,308,973

Shareholder litigation settlement expense	—	—	870,549
Loss on impairment of machinery and equipment	—	—	117,337

Income from operations	1,805,632	1,245,933	312,551

Other income (expense), net:
Interest income	33,942	23,793	9,756
Interest expense	(54,663)	(136,527)	(169,649)
Other, net	37,270	(19,181)	38,987

Other income (expense), net	16,549	(131,915)	(120,906)

Income before income taxes	1,822,181	1,114,018	191,645
Income tax expense (benefit)	650,284	363,946	(122,962)

Net income	$1,171,897	$750,072	$314,607

Net income per share:
Basic and diluted	$0.20	$0.13	$0.05

See accompanying notes to financial statements.

19	Optical Cable Corporation

Statements of Shareholders’ Equity

Years ended October 31, 2005, 2004 and 2003

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2002	6,928,652	$55,313	$28,148,674	$28,203,987

Stock-based compensation	—	17,857	—	17,857
Repurchase and retirement of common stock (at cost)	(1,475,867)	(61,624)	(2,971,283)	(3,032,907)
Warrants for common stock, net of issuance costs	—	1,100,107	—	1,100,107
Exercise of warrants ($4.88 per share)	6,220	30,353	—	30,353
Net income	—	—	314,607	314,607

Balances at October 31, 2003	5,459,005	1,142,006	25,491,998	26,634,004

Stock-based compensation	145,022	271,352	—	271,352
Exercise of warrants ($4.88 per share)	4,096	19,993	—	19,993
Net income	—	—	750,072	750,072

Balances at October 31, 2004	5,608,123	1,433,351	26,242,070	27,675,421

Stock-based compensation	188,717	477,412	—	477,412
Exercise of warrants ($4.88 per share)	4,135	20,181	—	20,181
Net income	—	—	1,171,897	1,171,897

Balances at October 31, 2005	5,800,975	$1,930,944	$27,413,967	$29,344,911

See accompanying notes to financial statements.

Optical Cable Corporation	20

Statements of Cash Flows

Years ended October 31, 2005, 2004 and 2003

	Years ended October 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$1,171,897	$750,072	$314,607
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,286,706	1,049,808	1,125,953
Bad debt expense	8,728	22,029	350,266
Deferred income tax expense (benefit)	384,803	378,145	(264,588)
Stock-based compensation expense	477,412	271,352	17,857
Noncash shareholder litigation settlement expense	—	—	862,250
Loss on impairment of machinery and equipment	—	—	117,337
Gain on sale of machinery and equipment	(10,450)	—	—
(Increase) decrease in:
Trade accounts receivable	27,054	(543,914)	(243,489)
Income taxes refundable	—	262,427	577,586
Other receivables	(74,470)	99,730	102,039
Due from employees, including current and former officers	—	25,167	6,300
Inventories	(2,157,319)	75,730	2,787,638
Prepaid expenses	81,121	(25,339)	51,646
Other assets, net	(165,065)	—	—
Increase (decrease) in:
Accounts payable and accrued expenses	525,868	(206,772)	(756,000)
Accrued compensation and payroll taxes	144,477	941,723	153,057
Income taxes payable	385,734	139,606	—

Net cash provided by operating activities	2,086,496	3,239,764	5,202,459

Cash flows from investing activities:
Purchase of property and equipment	(2,286,316)	(1,255,060)	(500,115)
Deposits for the purchase of property and equipment	(77,634)	—	—
Proceeds from sale of property and equipment	10,450	—	—
Note receivable	(805,000)	—	—

Net cash used in investing activities	(3,158,500)	(1,255,060)	(500,115)

Cash flows from financing activities:
Payments for financing costs	—	—	(35,154)
Payments for warrant issuance costs	—	—	(74,148)
Repurchase of common stock	—	—	(3,032,907)
Proceeds from exercise of warrants	20,181	19,993	30,353

Net cash provided by (used in) financing activities	20,181	19,993	(3,111,856)

Net increase (decrease) in cash and cash equivalents	(1,051,823)	2,004,697	1,590,488
Cash and cash equivalents at beginning of year	4,341,956	2,337,259	746,771

Cash and cash equivalents at end of year	$3,290,133	$4,341,956	$2,337,259

Supplemental disclosure of cash flow information:
Cash payments for interest	$—	$1,776	$30,699

Income taxes refunded, net	$(120,253)	$(416,232)	$(435,960)

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$105,625	$10,046	$13,773

Issuance costs of warrants for common stock reclassified as a reduction of common stock	$—	$—	$8,339

Accrued shareholder litigation settlement expense reclassified to shareholders’ equity	$—	$—	$320,344

See accompanying notes to financial statements.

21	Optical Cable Corporation

Notes to Financial Statements

Years ended October 31, 2005, 2004 and 2003

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation (the “Company”) is a leading manufacturer of fiber optic cables primarily sold into the enterprise market.

Founded in 1983, Optical Cable Corporation pioneered the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use. The Company’s current broad product offering is built on the evolution of these fundamental technologies, and is designed to provide end-users with fiber optic cables that are easy and economical to install, provide a high degree of reliability and offer outstanding performance characteristics.

The Company’s fiber optic cables are sold worldwide. Also see note 10.

(b)	Cash and Cash Equivalents

The Company maintained its primary cash accounts at one commercial bank during 2005 and 2004. Accounts in this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 2005 and 2004, the Company had bank deposits in excess of $100,000 totaling $3,133,691 and $4,240,446, respectively.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2005 and 2004, the Company had no cash equivalents.

(c)	Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not typically bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews outstanding trade accounts receivable at the end of each quarter and records allowances for doubtful accounts as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, the Company considers the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management’s judgment as to the overall collectibility of the receivable from that customer. In addition, the Company establishes an allowance for all other receivables for which no specific allowances are deemed necessary. This portion of the allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on the Company’s historical experience and management’s current judgment regarding the state of the economy and the industry. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(d)	Inventories

Inventories of raw materials and production supplies are stated at the lower of cost (specific identification for optical fibers and first-in, first-out for other raw materials and production supplies)

Optical Cable Corporation	22

or market. Inventories of work in process and finished goods are stated at average cost, which includes raw materials, direct labor and manufacturing overhead. Also see note 3.

(e)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty-nine years for buildings and improvements and three to seven years for machinery and equipment and furniture and fixtures. Also see note 5.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sale transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,772,000, $1,743,000 and $1,462,000 are included in selling, general and administrative expenses for the years ended October 31, 2005, 2004 and 2003, respectively.

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

23	Optical Cable Corporation

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

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amended existing accounting literature to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also requires additional disclosures in both interim and annual financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Effective November 1, 2003, the Company adopted the prospective method of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation as allowed under SFAS No. 148. The prospective method requires the Company to apply the recognition provisions to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. During the fiscal years ended October 31, 2005 and 2004, the Company did not grant, modify or settle any employee stock options or other awards with the exception of the restricted shares granted on December 30, 2003 and December 17, 2004 described more fully in note 9.

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

	Years ended October 31,
	2005	2004	2003
Net income as reported	$1,171,897	$750,072	$314,607
Less total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	509,735	572,594	640,781

Pro forma net income (loss)	$662,162	$177,478	$(326,174)

Net income (loss) per share:
Basic and diluted:
As reported	$0.20	$0.13	$0.05

Pro forma	$0.11	$0.03	$(0.06)

(k)	Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company. Also see note 13.

Optical Cable Corporation	24

(l)	Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(m)	Use of Estimates

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2005, 2004 and 2003 follows:

	Years ended October 31,
	2005	2004	2003
Balance at beginning of year	$464,963	$462,981	$476,124
Bad debt expense	8,728	22,029	350,266
Losses charged to allowance	(22,229)	(27,629)	(412,721)
Recoveries added to allowance	3,088	7,582	49,312

Balance at end of year	$454,550	$464,963	$462,981

A prior distributor for the Company filed for protection from its creditors under bankruptcy laws in January 2001. The Company wrote off approximately $2,191,000 for estimated uncollectible accounts receivable from this distributor during the year ended October 31, 2001. The Company has received offers to sell its claim against the bankrupt estate of this distributor. The most recent such offer received by the Company was an offer to purchase the claim for $336,960. At this time, the Company has decided not to sell its claim in the bankruptcy proceeding. A subsequent recovery, if any, will be recognized when payment is received, in accordance with U.S. generally accepted accounting principles.

(3)	Inventories

Inventories as of October 31, 2005 and 2004 consist of the following:

	October 31,
	2005	2004
Finished goods	$3,435,050	$1,982,113
Work in process	1,669,801	1,210,748
Raw materials	3,528,446	3,284,415
Production supplies	72,784	71,486

	$8,706,081	$6,548,762

(4)	Note Receivable

On April 22, 2005, the Company agreed to extend a loan to an unaffiliated start-up connector company (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies. The Borrower offers complimentary products to the Company’s product offering and is still in the development stage. As a development stage company, the Borrower currently has limited revenues and assets. This loan, and the related transactions described below, was part

25	Optical Cable Corporation

of a strategy designed to provide the Company with an option to expand its product line offering in market segments in which the Company currently sells its fiber optic cable products.

The loan agreement, as amended, provides that the maximum aggregate principal amount that may be advanced to the Borrower is $1,200,000. Advances were made at various times throughout the year. Through October 31, 2005, the Company has advanced a total of $814,859 to the Borrower. The note receivable, which matures June 30, 2006, is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum and is included in other assets, net, in the accompanying balance sheet as of October 31, 2005. In connection with the loan, the Company was issued a warrant by the Borrower to purchase a fifty-five percent (55%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1,500,000. The warrant expires on June 30, 2006 if it has not been exercised. In addition, the Company was granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon the Company’s exercise of the warrant or the Borrower’s failure to repay the loan when due.

Additionally, the Company sold fiber optic cables to the Borrower during fiscal year 2005 totaling $43,880, all of which is included in trade accounts receivable, net, as of October 31, 2005. The Company recorded interest income related to the loan totaling $13,381 during fiscal year 2005, all of which is unpaid as of October 31, 2005.

(5)	Property and Equipment, Net

Property and equipment, net as of October 31, 2005 and 2004 consists of the following:

	October 31,
	2005	2004
Land	$2,745,327	$2,745,327
Building and improvements	6,958,703	6,919,634
Machinery and equipment	11,807,140	10,571,705
Furniture and fixtures	855,410	840,210
Construction in progress	1,134,954	455,212

Total property and equipment, at cost	23,501,534	21,532,088
Less accumulated amortization and depreciation	(10,722,382)	(9,912,834)

Property and equipment, net	$12,779,152	$11,619,254

As of October 31, 2005 and 2004, machinery and equipment totaling $84,843 and $339,372, respectively, represents machinery and equipment purchased for expansion in 2001, which is ready for service but has not yet been placed into service due to a reduction in product demand.

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

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2005 and 2004, the Company’s accrual for estimated product warranty claims totaled $100,000 and $150,000, respectively, and is included in accounts payable and accrued expenses.

Optical Cable Corporation	26

The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2005, 2004 and 2003 totaled $241,043, $227,780 and $398,441, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2005 and 2004:

	Years ended October 31,
	2005	2004
Balance at beginning of year	$150,000	$150,000
Liabilities accrued for warranties issued during the year	228,652	270,193
Warranty claims paid during the period	(291,043)	(227,780)
Changes in liability for pre-existing warranties during the year	12,391	(42,413)

Balance at end of year	$100,000	$150,000

(7)	Warrants and Shareholder Litigation Settlement

During fiscal year 2003, the Company issued 250,000 warrants to class members defined in a consolidated class action lawsuit by the claims administrator for the class members and in accordance with a settlement agreement approved by the United States District Court for the Western District of Virginia on September 23, 2003. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $4.88 per share. The warrants will expire October 24, 2007.

The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing costs incurred during the year as a result of the settlement of the consolidated class action lawsuit. Of the total charge during 2003, $862,250 resulted from the variable accounting treatment, required by U.S. generally accepted accounting principles, related to the warrants issued as part of the settlement.

U.S. generally accepted accounting principles required the fair value of the warrants to be adjusted at each reporting period until such time that the following two conditions were met: (i) the Company was irrevocably obligated to issue the warrants, and (ii) the underlying shares of common stock to be issued on exercise were registered. The second and final of these two conditions was satisfied on May 19, 2003 when the Securities and Exchange Commission (the “SEC”) declared the registration statement of the underlying shares of common stock to be effective. During fiscal year 2003, the Company recorded $862,250 of noncash expense resulting from the required variable accounting treatment of the warrants as the price of the Company’s common stock increased through May 19, 2003. The expense was a noncash item and had no impact on the Company’s net cash flow.

The warrant expense portion of the shareholder litigation settlement expense was calculated using the Black-Scholes pricing model. The closing price of the Company’s common stock of $5.80 on May 19, 2003, the date the registration statement was declared effective by the SEC, was used in that calculation. After May 19, 2003, no further adjustment of the fair value was or will be required. Therefore, the statements of operations for the fiscal years ended October 31, 2005 and 2004 were not impacted and future periods’ statements of operations will not be impacted by the variable accounting treatment.

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

27	Optical Cable Corporation

accompanying balance sheet. Warrant activity for the years ended October 31, 2005, 2004 and 2003 is as follows:

Number of shares
Balance at October 31, 2002	—
Granted	250,000
Exercised	(6,220)
Forfeited	(3)

Balance at October 31, 2003	243,777
Exercised	(4,096)
Forfeited	(1)

Balance at October 31, 2004	239,680
Exercised	(4,135)

Balance at October 31, 2005	235,545

(8)	Note Payable to Bank

The Company has a revolving credit facility with Wachovia Bank, National Association (“Wachovia”). The initial term of the credit facility expired in April 2005, but has been renewed for an additional year. The credit facility provides up to a maximum of $25 million and is collateralized by all of the Company’s tangible and intangible assets and is administered by an affiliate of Wachovia. Borrowings under the credit facility are subject to certain coverage ratios, advance limits and qualifications that are applied to the Company’s accounts receivable, inventory and fixed assets. The Company’s ability to access the full amount of the credit facility depends on the future growth of the Company’s borrowing base. The Company maintains a sweep arrangement with its bank, where at the end of each day, all of the Company’s cash is used to paydown its outstanding note payable to the bank, if any. As of October 31, 2005, the Company had no outstanding borrowings under the credit facility, with approximately $10,142,000 unused and available. As of October 31, 2004, the Company had no outstanding borrowings under the credit facility.

The credit facility bears interest at one-half of one percent (0.50%) per annum above the prime rate (facility rate of 7.25% as of October 31, 2005). The facility also provides a LIBOR based rate at the Company’s option.

In connection with obtaining and amending the credit facility, the Company incurred various costs. These financing costs, net of amortization, were deferred and were included in other assets, net on the balance sheet. These deferred financing costs were amortized to interest expense using the straight-line method, which approximates the effective interest method, over the original life of the credit facility. As of the end of fiscal year 2005, these deferred financing costs have been completely amortized.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2005, 2004 and 2003, total expense of $1,339,540, $1,113,760 and $1,044,402, respectively, was incurred under the Company’s insured health care program.

Optical Cable Corporation	28

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. Through December 31, 2003, Company matching contributions were two dollars for every one dollar contributed by an employee up to 4% of the employees’ annual compensation. Effective January 1, 2004, the Company adopted a new plan document which provides that the Company’s matching contributions will be discretionary. Effective January 1, 2004, the Company’s matching contributions are two dollars for every one dollar contributed by an employee up to a maximum match of $5,000 and $0.50 for every one dollar contributed by an employee thereafter up to a maximum total match of $10,000. The new plan document also provides that the matching contributions made by the Company will be made at one time after the plan year end rather than during the plan year as employees made contributions to the plan at each payroll period. Therefore, the matching contributions will be paid subsequent to the last day of the plan year and have been accrued as accrued compensation and payroll taxes in the accompanying October 31, 2005 and 2004 balance sheets. The Company made or accrued matching contributions to the plan of $761,275, $519,870 and $337,686 for the years ended October 31, 2005, 2004 and 2003, respectively.

Stock Incentives for Key Employees

Optical Cable Corporation uses stock incentives to increase the personal financial interest key employees have in the future success of the Company, thereby aligning their interests with those of the shareholders and strengthening their desire to remain with the Company. The Company reserved 750,000 shares of common stock for issuance pursuant to the Optical Cable Corporation 1996 Stock Incentive Plan (the “1996 Plan”). As of October 31, 2005, there were approximately 32,000 remaining shares available for grant under the 1996 Plan; however, at this time, the Company does not anticipate making any additional grants under the 1996 Plan.

On March 29, 2005, the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan is intended to be the successor of the 1996 Plan. The Company has reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2005, no shares had been granted under the 2005 Plan.

Stock option activity for the years ended October 31, 2005, 2004 and 2003 is as follows:

	Number of shares	Weighted-average exercise price
Stock options outstanding at October 31, 2002	415,308	$20.13
Forfeited	(28,063)	27.49

Stock options outstanding at October 31, 2003	387,245	19.59
Forfeited	(45,593)	19.95

Stock options outstanding at October 31, 2004	341,652	19.54
Forfeited	(22,169)	16.68

Stock options outstanding at October 31, 2005	319,483	$19.74

29	Optical Cable Corporation

At October 31, 2005, the number, weighted-average exercise price and weighted-average remaining contractual life of outstanding options and the number and weighted-average exercise price of options currently exercisable are as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted-average exercise price	Remaining contractual life	Number of options	Weighted-average exercise price
	(in years)
$4.64	5,000	$4.64	6.61	3,500	$4.64
$7.12 - $10.00	252,341	$7.70	6.27	201,374	$7.82
$13.36	7,344	$13.36	0.33	7,344	$13.36
$59.36 - $85.50	54,798	$77.43	1.11	45,295	$75.73

Included in total options outstanding as of October 31, 2005 were 11,877 options to nonemployee sales representatives. The Company recorded compensation expense of $16,881, $363 and $17,857 related to these options for the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

On December 30, 2003, restricted stock awards under the 1996 Plan totaling 149,000 shares were approved by the Compensation Committee of the Board of Directors of the Company. These shares are considered outstanding for all purposes and have full voting rights, as of the date of grant. The shares vest in equal amounts quarterly over almost four years. The first vesting date occurred on January 31, 2004. The Company records compensation expense ratably over the vesting period equal to the number of shares multiplied by the closing price of the Company’s common stock of $6.60 on the date of grant.

On December 17, 2004, restricted stock awards under the 1996 Plan totaling 191,000 shares were approved by the Compensation Committee of the Board of Directors of the Company. These shares are considered outstanding for all purposes and have full voting rights, as of the date of grant. Generally, 80% of the shares will vest based on the passage of time, with the corresponding expense recognized ratably over the vesting period. The expense for the time-based shares will equal the number of shares vested during a period multiplied by the closing price of the Company’s common stock of $5.63 on the date of grant. The first vesting date for the time-based shares occurred on January 31, 2005 with the maximum vesting period being almost six years. The remaining 20% of the shares are generally eligible to vest over six years if the management team is able to provide total shareholder return (in terms of increase in share price plus dividends) of at least 20% greater than the return of the Russell 2000 ® index. Greater shareholder returns can accelerate vesting, but the shares cannot vest more quickly than over four years. The first possible vesting date for these performance-based shares occurred on October 31, 2005. Failure to meet the performance criteria required for vesting will result in the shares being forfeited. The Company records compensation expense at each vesting date based on the number of shares vested multiplied by the closing price of the Company’s common stock of $5.63 on the date of grant. Quarterly, the Company recognizes expense on the performance-based shares using an estimate of the shares expected to vest multiplied by the closing price of the Company’s common stock of $5.63 on the date of grant. For fiscal year 2005, the total shareholder return of the Company’s common stock compared to that of the Russell 2000 ® index was such that 25% of the performance-based shares vested in accordance with the terms of the grant for the year ended October 31, 2005. U.S. generally accepted accounting principles requires that any previously recognized compensation cost shall not be reversed if the shares are forfeited as a result of not meeting the performance measure.

The Company recorded compensation expense related to its restricted stock awards totaling $458,992 and $240,479 during the fiscal years ended October 31, 2005 and 2004, respectively.

Optical Cable Corporation	30

Restricted stock award activity during the fiscal year ended October 31, 2005 consisted of a grant of 191,000 shares and 8,789 shares forfeited or withheld for taxes. Restricted stock award activity during the fiscal year ended October 31, 2004 consisted of a grant of 149,000 shares and 9,978 shares forfeited or withheld for taxes.

Non-employee Directors Stock

The Company adopted on March 9, 2004 the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2005, there were 237,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the years ended October 31, 2005 and 2004, restricted stock awards under the Non-employee Directors Stock Plan totaling 7,000 and 6,000 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $31,850 and $30,510 during the years ended October 31, 2005 and 2004, respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting. In addition, the Company’s fiber optic cable products are similar in nature. Therefore, the Company has disclosed enterprise-wide information about geographic areas and major customers below.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2005 and 2004 have been adequately provided for in the financial statements.

For the year ended October 31, 2005, 15.4%, or approximately $7,076,000 of net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2005. As of October 31, 2005, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

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

For the years ended October 31, 2005, 2004 and 2003, approximately 85%, 81% and 81%, respectively, of net sales were from customers located in the United States, while approximately 15%, 19% and 19%,

31	Optical Cable Corporation

respectively, were from customers outside of the United States. Net sales attributable to the United States and all other countries in total for the years ended October 31, 2005, 2004 and 2003 were as follows:

	Years ended October 31,
	2005	2004	2003
United States	$38,973,143	$35,207,495	$33,449,218
Outside the United States	6,925,404	8,010,695	7,664,823

Total net sales	$45,898,547	$43,218,190	$41,114,041

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2005, 2004 or 2003. In addition, none of the Company’s long-lived assets are located outside the United States.

(11)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2005, 2004 and 2003 consists of:

Fiscal year ended October 31, 2005	Current	Deferred	Total
U.S. Federal	$234,408	$352,285	$586,693
State	31,073	32,518	63,591

Totals	$265,481	$384,803	$650,284

Fiscal year ended October 31, 2004	Current	Deferred	Total
U.S. Federal	$(15,109)	$347,113	$332,004
State	910	31,032	31,942

Totals	$(14,199)	$378,145	$363,946

Fiscal year ended October 31, 2003	Current	Deferred	Total
U.S. Federal	$135,310	$(242,354)	$(107,044)
State	6,316	(22,234)	(15,918)

Totals	$141,626	$(264,588)	$(122,962)

Reported income tax expense (benefit) for the years ended October 31, 2005, 2004 and 2003 differs from the “expected” tax expense, computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2005	2004	2003
“Expected” tax expense	$619,542	$378,766	$65,159
Increase (reduction) in income tax expense resulting from:
Benefits from extraterritorial income exclusion	(61,200)	(91,781)	(208,165)
State income taxes, net of federal benefit (expense)	41,970	22,316	(15,272)
Other differences, net	49,972	54,645	35,316

Reported income tax expense (benefit)	$650,284	$363,946	$(122,962)

Optical Cable Corporation	32

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2005 and 2004 are presented below:

	October 31,
	2005	2004
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$201,834	$212,986
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	232,273	294,638
Net operating loss carryforward, including charitable contributions recharacterized as NOLs	10,851	370,865
Capital loss carryforward and unrealized net loss on trading securities	3,997,218	3,997,218
Fair value of warrants, deductible for tax purposes when exercised	419,613	417,280
Liabilities recorded for loss contingencies, deductible for tax purposes when paid	101,093	53,921
Other	14,728	87,473

Total gross deferred tax assets	4,977,610	5,434,381
Less valuation allowance	(3,997,218)	(3,997,218)

Net deferred tax assets	980,392	1,437,163
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(511,379)	(601,768)
Other receivables, due to accrual for financial reporting purposes	(43,217)	(30,149)
Other	(22,257)	(16,904)

Total gross deferred tax liabilities	(576,853)	(648,821)

Net deferred tax asset	$403,539	$788,342

As of October 31, 2005 and 2004, the Company has assessed the realizability of its deferred tax asset relating to the capital loss carryforward generated by the sale of the Company’s trading securities during the fiscal year ended October 31, 2001. The Company has determined that, based on the tax planning strategies available as of October 31, 2005, it is more likely than not that this deferred tax asset totaling $3,997,218 as of October 31, 2005 and 2004, respectively, will not be realized. In addition, the capital loss carryforward may be limited due to certain stock ownership changes. Accordingly, the Company has recorded a valuation allowance for deferred tax assets in the amount of $3,997,218 as of October 31, 2005 and 2004, respectively. In order to fully realize this deferred tax asset, the Company would need to generate future taxable capital gains of approximately $11.1 million prior to the expiration of the capital loss carryforward in 2006.

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s other deferred tax assets will be realized.

33	Optical Cable Corporation

(12)	Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes and income taxes payable, approximate fair value because of the short maturity of these instruments.

(13)	Net Income Per Share

The following is a reconciliation of the numerators and denominators of the net income per share computations for the periods presented:

Fiscal year ended October 31, 2005	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$1,171,897	5,775,814	$0.20

Effect of dilutive stock options and warrants	—	24,316

Diluted net income per share	$1,171,897	5,800,130	$0.20

Fiscal year ended October 31, 2004	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$750,072	5,587,042	$0.13

Effect of dilutive stock options and warrants	—	30,788

Diluted net income per share	$750,072	5,617,830	$0.13

Fiscal year ended October 31, 2003	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$314,607	5,736,404	$0.05

Effect of dilutive stock options and warrants	—	7,952

Diluted net income per share	$314,607	5,744,356	$0.05

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 314,483, 336,653 and 382,245 for the years ended October 31, 2005, 2004 and 2003, respectively.

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

Optical Cable Corporation	34

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

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(16)	New Accounting Standards

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. SFAS No. 153 amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, with certain exceptions. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have any effect on the Company’s financial position, results of operations and liquidity.

(17)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2005 and 2004:

Fiscal year ended October 31, 2005	Quarter ended
	January 31	April 30	July 31	October 31
Net sales	$11,139,368	$11,609,312	$11,348,373	$11,801,494
Gross profit	4,588,790	4,729,336	4,277,263	4,236,318
Income before income taxes	356,030	571,875	585,959	308,317
Net income	222,685	363,740	390,711	194,761
Basic and diluted net income per share	0.04	0.06	0.07	0.03

Fiscal year ended October 31, 2004	Quarter ended
	January 31	April 30	July 31	October 31
Net sales	$9,349,607	$10,652,998	$11,265,029	$11,950,556
Gross profit	3,644,502	4,174,610	4,570,428	4,313,537
Income before income taxes	68,022	88,092	492,160	465,744
Net income	44,106	57,002	317,787	331,177
Basic and diluted net income per share	0.01	0.01	0.06	0.05

35	Optical Cable Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying balance sheets of Optical Cable Corporation as of October 31, 2005 and 2004, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation as of October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Roanoke, Virginia
January 13, 2006

Optical Cable Corporation	36

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

The accompanying financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). In planning and performing its financial statement audit, KPMG LLP considered the Company’s internal controls in order to determine the nature, timing and extent of its audit procedures for the purpose of expressing an opinion on the financial statements. An audit of the financial statements does not include examining the effectiveness of internal controls and does not provide assurance on internal controls. KPMG LLP reviews the results of its audit with both management and the Audit Committee of the Board of Directors (the “Audit Committee”).

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

/s/ NEIL D. WILKIN, JR.	/s/ TRACY G. SMITH
Neil D. Wilkin, Jr.	Tracy G. Smith
President & Chief Executive Officer	Vice President & Chief Financial Officer

January 30, 2006

37	Optical Cable Corporation

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

10 South Jefferson Street

Suite 1710

Roanoke, VA 24011

Transfer Agent

American Stock Transfer & Trust Company

(formerly Wachovia Bank, N.A.)

59 Maiden Lane

New York, NY 10038

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

Annual Meeting

The 2006 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 28th, 2006, at the Hotel Roanoke & Conference Center, 110 Shenandoah Avenue, Roanoke, Virginia.

Optical Cable Corporation	38

Corporate Information

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq National Market under the symbol OCCF. As of October 31, 2005 and December 31, 2005, there were approximately 7,300 and 7,100 shareholders of record, respectively. On January 13, 2006, our common stock closed at a price of $5.98 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq National Market, during the two most recent fiscal years:

Fiscal year ended October 31, 2005	Range of Bid Prices
	High	Low
First Quarter	$6.57	$4.45
Second Quarter	$5.46	$4.26
Third Quarter	$6.87	$4.20
Fourth Quarter	$7.44	$5.36

Fiscal year ended October 31, 2004	Range of Bid Prices
	High	Low
First Quarter	$8.80	$5.02
Second Quarter	$8.37	$4.92
Third Quarter	$6.09	$4.11
Fourth Quarter	$5.00	$3.30

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

39	Optical Cable Corporation

Corporate Information

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer

Luke J. Huybrechts	Senior Vice President of Operations

Charles W. Carson	Senior Vice President of Marketing and Sales

Tracy G. Smith	Vice President and Chief Financial Officer

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder R. Frazier, Incorporated

John M. Holland	President and Founder Cybermotion

Luke J. Huybrechts	Senior Vice President of Operations Optical Cable Corporation

Craig H. Weber	Managing Partner Hollymeade Group, LLC

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President and Chief Executive Officer RGC Resources, Inc.

Optical Cable Corporation	40