Form 10-K, Exhibit 13
period 2006-10-31
OPTICAL CABLE CORP
filed 2007-01-29
CIK 1000230

Exhibit 13.1

OPTICAL CABLE CORPORATION

Annual Report

2006

TABLE OF CONTENTS

Selected Financial Information	3

Letter to Shareholders	4

Management’s Discussion and Analysis	8

Financial Statements	20

Notes to Financial Statements	24

Report of Independent Registered Public Accounting Firm	40

Management’s Statement of Responsibility	41

Corporate Information	42

1

Page intentionally left blank.

Optical Cable Corporation	2

Selected Financial Information

(in thousands, except per share data and footnotes)

	Years ended October 31,
	2006	2005	2004	2003	2002
Statement of Income Information:
Net sales	$45,330	$45,899	$43,218	$41,114	$42,598
Cost of goods sold	29,908	28,067	26,515	26,505	27,607

Gross profit	15,422	17,832	16,703	14,609	14,991
Selling, general and administrative expenses	14,900	16,026	15,457	13,309	13,603
Shareholder litigation settlement expense (1)	—	—	—	871	997
Loss on impairment of machinery and equipment (2)	—	—	—	117	—

Income from operations	522	1,806	1,246	312	391
Other income (expense), net:
Interest expense, net	(10)	(21)	(113)	(159)	(184)
Other, net	(9)	37	(19)	39	9

Income before income taxes	503	1,822	1,114	192	216
Income tax expense (benefit)	152	650	364	(123)	(68)

Net income	$351	$1,172	$750	$315	$284

Net income per share:
Basic and diluted	$0.06	$0.20	$0.13	$0.05	$0.04

Weighted average shares:
Basic	5,954	5,776	5,587	5,736	6,929

Diluted	5,966	5,800	5,618	5,744	6,929

Balance Sheet Information:
Cash and cash equivalents	$555	$3,290	$4,342	$2,337	$747
Working capital	14,441	15,159	15,360	14,277	15,480
Total assets	34,791	34,944	32,113	30,185	32,674
Bank debt	991	—	—	—	—
Total shareholders’ equity	30,435	29,345	27,675	26,634	28,204

(1)	The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing the costs incurred during the year as a result of the settlement of a consolidated shareholder class action lawsuit arising from the actions of the Company’s former chief executive officer. Of the total charge during 2003, a noncash expense of $862,250 resulted from the variable accounting treatment, required by U.S. generally accepted accounting principles, related to warrants to purchase 250,000 shares of the Company’s common stock issued as part of the settlement. Variable accounting treatment required the Company to recognize an expense as the price per share of the Company’s common stock increased. The Company recorded a charge during fiscal year 2002 in the amount of $997,112, representing the estimated cost of the settlement of the consolidated shareholder class action lawsuit and related professional fees incurred, net of insurance proceeds. Of the total charge recorded in 2002, a noncash expense of $320,344, resulted from the variable accounting treatment related to the warrants. See note 7 of the notes to the financial statements for further information on the warrants issued in connection with the litigation settlement and the accounting treatment of the warrants.
(2)	The Company recorded a charge during fiscal year 2003 in the amount of $117,337 due to a loss on impairment of machinery and equipment in connection with an automation upgrade to the Company’s production lines.

3	Optical Cable Corporation

Dear Shareholders:

A Transition Year—With a Strong Finish

After significantly increasing earnings for several years, from 4 cents per share in fiscal year 2002 to 20 cents per share in fiscal year 2005, we anticipated another year of substantial earnings growth for Optical Cable in 2006. Instead, fiscal year 2006 was a transition year for us, as we continued to implement an aggressive strategy to reposition Optical Cable and prepare our business for future growth.

We finished fiscal year 2006 with a strong fourth quarter, posting net sales of $12.6 million and earnings of 13 cents per share during our final quarter—Optical Cable’s best quarterly results since the telecom industry downturn of 2001-02. However, due to disruptions early in the year caused by necessary upgrades to our processes and systems and due to challenges in certain of our specialty markets, our financial results for fiscal year 2006 included a 1.2% decrease in net sales and earnings of 6 cents per share.

Though fiscal year 2006 results did not meet our expectations, we made great progress in executing our strategic plan during the year. As a result, we are confident that we enter 2007 better positioned to improve our financial and operational performance and to create significant value for Optical Cable’s shareholders.

Investing for the Future

We took aggressive action in fiscal year 2006 to enhance Optical Cable’s prospects for continued growth and value creation. One element of our strategy includes making significant upgrades to our processes and systems to increase plant efficiency, improve customer service and enhance the scalability of our business. In the process of repositioning any business, disruptions often occur, and Optical Cable experienced disruptions during the first half of fiscal year 2006 that impacted our financial results.

Despite our careful planning, certain components of these planned upgrades, particularly those in connection with our new ERP system, temporarily affected our manufacturing efficiency and lead times. As demonstrated by our strong fourth quarter results, we believe we identified and corrected a number of the underlying issues.

We believe the improvements we have made to our processes and systems, and the upgrades we have made to our facilities and capabilities, made Optical Cable a stronger company, better positioned to deliver sustainable revenue and earnings growth to our shareholders. We will continue to make improvements and upgrades necessary to support our goals and to execute our strategic plan.

Optical Cable Corporation	4

Growth in Commercial Markets With Challenges in Certain Specialty Markets

Our strategy continues to include leveraging our core products and service strengths in targeted markets, particularly those well-suited for our fiber optic cable products.

During fiscal year 2006, we grew net sales in our commercial markets both within the United States and internationally. Total net sales outside of the United States were quite strong, growing 52% in 2006 compared to 2005. However, total net sales in fiscal year 2006 decreased 1.2% to $45.3 million as a result of weaknesses in some of our specialty markets, particularly the military market where we experienced a substantial decrease in sales during the year.

The volatility of quarterly and yearly demand in certain of our markets—like that experienced during 2006 in our military markets—can be caused by various factors and will remain a challenge for Optical Cable. But, with our strong position in our targeted markets, we are confident Optical Cable can generate solid results for our shareholders.

Management’s Interests Are Aligned With Shareholders’

Every member of Optical Cable’s management team is committed to delivering outstanding results to drive long-term shareholder value creation—and we emphasize this by linking Optical Cable’s financial performance directly to management team compensation.

One way that Optical Cable aligns the interests of management with the interests of our shareholders is by making a substantial portion of the management team’s annual bonus compensation contingent on the financial performance of Optical Cable during the year. Accordingly, because Optical Cable’s management did not deliver on its financial performance objectives, no annual bonuses were paid to the management team for fiscal year 2006.

Additionally, Optical Cable has an Equity Ownership and Retention Policy for Senior Staff that helps ensure that the management team shares in the risks and rewards of Optical Cable’s common shares, side by side with our shareholders.

Despite financial results that did not meet our goals, great progress was made during fiscal year 2006 as we continued successfully to execute our strategy and appropriately position Optical Cable for the future. Our talented and dedicated employees are Optical Cable’s greatest asset, and while there is still much more work to be done, I am proud of what was achieved in fiscal year 2006.

5	Optical Cable Corporation

Looking Forward to 2007 and Beyond

As we begin fiscal year 2007, we will continue to execute the key elements of our strategic plan. We expect to make further investments in our facilities, processes, systems and capabilities, budgeting $3 million in capital expenditures.

Our balance sheet remains solid, with little bank debt, even after capital expenditures and other investing activities in fiscal year 2006 totaling $3.6 million. Our new credit facilities with Roanoke-based Valley Bank provide us with up to $13.5 million in available credit. We are pleased with our financial strength and the substantial financial flexibility it provides.

We will continue to focus on growing sales in our commercial markets and in targeted specialty markets during 2007. However, we expect our financial results will likely vary from quarter to quarter during the year, due to fluctuations in the markets in which Optical Cable operates, changes in our product mix sold during any quarter, the timing of projects, customers’ budgetary considerations, and seasonal factors. Notwithstanding these challenges, we expect to return to our pre-2006 pattern of growing earnings year after year, with annual net income results in fiscal year 2007 exceeding the results of not only fiscal year 2006, but fiscal year 2005 as well.

As planned, Optical Cable has made significant investments of time and money in certain strategic initiatives that are in various stages of completion. We believe that successfully completing these initiatives will improve Optical Cable’s position in the marketplace. As is often the case with strategic investments, it may take us some time to realize the benefits of these initiatives. We believe, however, that ultimately these initiatives will enhance shareholder value.

In conclusion, we are confident that we have the right strategies in place to drive growth and profitability; and that the successful execution of our strategic plan to date—and the continued successful execution of that plan—will position Optical Cable to create long-term shareholder value.

Thank you for your continued interest in Optical Cable Corporation.

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.

Chairman of the Board,

President and Chief Executive Officer

Optical Cable Corporation	6

Page intentionally left blank.

7	Optical Cable Corporation

Management’s Discussion and Analysis of Results

of Operations and Financial Condition

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber); our dependence on a single manufacturing facility; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; further adverse changes in laws and regulations associated with the extraterritorial income exclusion; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences of competing technologies, including copper cable and wireless, relative to fiber optic cable; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, and any potential future military conflicts; changes in the level of military spending by the United States government; ability to retain key personnel; our ability to successfully implement planned changes to our information technology systems and manufacturing processes; the impact of changes in accounting policies, including those by the Securities and Exchange Commission and the Public Company Accounting Oversight Board; our ability to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, and/or making investments in or with, parties that compete with and/or have conflicts with customers of ours; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the acquisition of us by another company; the additional costs of considering and possibly defending our position on such unsolicited proposals regarding the acquisition of us by another company; impact of weather or natural disasters in the areas of the world in which we operate and market our products; changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive and we incorporate by reference those factors included in current reports on Form 8-K.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview

After a challenging start to our 2006 fiscal year, we ended the year on a very positive note. During the fourth quarter, our net sales reached $12.6 million and our net income was $0.13 per basic and diluted common share—both financial measures greater than any previous quarter since the telecommunications downturn in 2001. We believe net income results we achieved during the fourth quarter of fiscal year 2006 are generally indicative of our ability to leverage the investments we have made to improve our facilities, processes, systems and personnel to deliver greater shareholder returns.

Optical Cable Corporation	8

Despite the increase in net sales toward the end of the year, net sales for fiscal year 2006 as a whole decreased slightly when compared to fiscal year 2005. During fiscal year 2006, we experienced substantial growth in international net sales, as well as net sales increases in our general commercial markets, however, these gains only partially offset net sales decreases in certain targeted specialty markets due to demand fluctuations. We reported net income in fiscal year 2006 of $351,000, or $0.06 per basic and diluted common share, compared to net income of $1,172,000, or $0.20 per basic and diluted common share, in fiscal year 2005.

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

We sell our products worldwide for uses ranging from commercial and campus installations to customized products for specialty applications and harsh environments, including military applications. We manufacture our high quality fiber optic cables at our ISO 9001:2000 registered and MIL-STD-790F certified facility located in Roanoke, Virginia.

Our tight buffered fiber optic cables are used for high bandwidth transmission of data, video and audio communications. The enterprise market into which we sell includes local area network and premises markets. Our fiber optic cables are well-suited for use in various other short- to moderate-distance applications as well.

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, various smaller distributors, original equipment manufacturers and value-added resellers. For the years ended October 31, 2006, 2005 and 2004, approximately 77%, 85% and 81%, respectively, of net sales were from customers located in the United States, while approximately 23%, 15% and 19%, respectively, of net sales were from customers located outside of the United States. Substantially all of our sales to customers outside of the United States are denominated in U.S. dollars. We believe the increase in the percentage of net sales to customers located outside of the United States in 2006 compared to 2005 and 2004 is primarily the result of certain organizational changes and increased sales efforts in certain international markets. We can experience fluctuations in the percentage of net sales to customers outside of the United States from period to period based on the timing of large orders, coupled with the impact of increases or decreases in sales to customers located in the United States.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss, based on shipping terms. In fiscal years 2006, 2005 and 2004, one major domestic distributor accounted for 15.7%, 15.4% and 16.0% of our net sales, respectively. Other than this distributor, no single customer accounted for more than 10% of our net sales in fiscal years 2006, 2005 or 2004.

A significant percentage of the selling price of our fiber optic cable is based on the cost of raw materials used. Single-mode fiber is less expensive than multimode fiber, and consequently single-mode fiber optic cables have a lower per unit selling price than comparable multimode fiber optic cables. We believe that while the long-haul, metropolitan, access and fiber-to-the-premises (FTTX) markets are predominantly the users of single-mode fiber optic cable, that increasingly, single-mode fiber optic cable is also being used for short- to moderate-distance installations where higher bandwidth is required. However, any trend toward the use of single-mode fiber optic cables in such short- to moderate-distance installations may be slowed to the extent that 50 micron 10 gigabit multimode fiber optic cables are used to satisfy current bandwidth demands. To the extent that our sales mix shifts toward single-mode cables, we will have to increase the volume of product sold to maintain our current level of net sales.

Cable containing multimode fiber is generally used for communications over shorter distances where the higher bandwidth capacity and the higher transmission equipment cost of single-mode fiber is not required. Cable containing single-mode fiber is generally used for communications over longer distances and where higher bandwidth capacity is required.

9	Optical Cable Corporation

Cost of goods sold consists of the cost of materials, product warranty costs and compensation costs, and overhead and other costs related to our manufacturing operations. The largest percentage of costs included in cost of goods sold is attributable to costs of materials.

Selling, general and administrative expenses (“SG&A expenses”) consist of the compensation costs for sales and marketing personnel, shipping costs, trade show expenses, customer support expenses, travel expenses, advertising, bad debt expense, the compensation cost for administration and management personnel, legal and accounting fees, costs incurred to settle litigation or claims and other actions against us, and other costs associated with our operations.

Other income (expense), net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

Results of Operations

The following table sets forth and highlights fluctuations in selected line items from our statements of income for the periods indicated:

	Fiscal Years Ended October 31,			Fiscal Years Ended October 31,
	2006	2005	Percent Change	2005	2004	Percent Change
Net sales	$45,300,000	$45,900,000	(1.2)%	$45,900,000	$43,200,000	6.2%
Gross profit	15,400,000	17,800,000	(13.5)	17,800,000	16,700,000	6.8
SG&A expenses	14,900,000	16,000,000	(7.0)	16,000,000	15,500,000	3.7
Net income	351,000	1,172,000	(70.1)	1,172,000	750,000	56.2

Net Sales

Net sales decreased 1.2% to $45.3 million in fiscal year 2006 from $45.9 million in fiscal year 2005. Net sales in the U.S. for fiscal year 2006 decreased 10.7% to $34.8 million compared to $39.0 million last year, while net sales outside the U.S. increased 52.0% to $10.5 million compared to $6.9 million last year. Quarterly net sales ranged from $9.9 million during the first quarter of 2006 to $12.6 million during the fourth quarter of 2006. We experienced an increase in net sales in our commercial market compared to last year, but this increase was more than offset by decreases in net sales for certain of our specialty markets. Overall, net sales to customers outside the United States showed substantial strength during fiscal 2006 compared to last year, while net sales to customers in the United States decreased due to lower sales in certain specialty markets. We believe these product sales patterns are a result of a number of factors including market demand fluctuations, the timing of projects and other factors affecting product demand in certain specialty markets, and relatively consistent growth in our commercial market. Further, we believe that certain of our specialty markets may be more susceptible to fluctuations quarter to quarter due to project timing and other factors affecting demand in such specialty markets. However, the net sales increase we achieved during the fourth quarter of fiscal year 2006 was a result of strength in our commercial markets rather than our specialty markets.

Also during fiscal 2006, we continued the implementation of business process and system upgrades in connection with our new ERP system and certain other initiatives. Those changes, to some extent, adversely impacted our production efficiency as we began the transition to new systems and processes—particularly during the first six months of fiscal year 2006. As expected, we experienced what we believe to be a temporary increase in manufacturing lead times, which likely contributed to lower net sales during the first half of fiscal 2006. During the third and fourth quarters of fiscal 2006, we had identified and corrected a number of the issues that previously impacted our manufacturing lead times and manufacturing efficiencies. We believe our process and system changes ultimately will improve the scalability of our systems (and therefore our ability to better handle increased production volume), improve our plant efficiency, and improve our customer service.

Additionally, we believe our net sales have generally been impacted by seasonality factors wherein we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. Since fiscal year 2001, we have seen that this pattern may be substantially altered by the timing of larger projects or other economic factors impacting our industry or impacting the industries of our customers and end-users. As a result, while we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors

Optical Cable Corporation	10

can also substantially impact our net sales patterns during the year. We believe net sales trends so far during the first quarter of fiscal year 2007 indicate that quarter will be impacted by seasonality factors.

Net sales increased 6.2% to $45.9 million in fiscal year 2005 from $43.2 million in fiscal year 2004. Net sales in the U.S. for fiscal year 2005 grew 10.7%, to $39.0 million compared to $35.2 million, while net sales outside the U.S. decreased 13.5% to $6.9 million compared to $8.0 million last year. While net sales in the U.S. grew as expected, net sales outside the U.S. fell short due to a number of factors, including the fact that due to budgetary constraints, one large customer outside of the U.S. did not purchase fiber optic cable from us at the same level as in prior years. Quarterly net sales ranged from $11.1 million during the first quarter of 2005 to $11.8 million during the fourth quarter of 2005. We believe our market segment initiatives and other ongoing initiatives contributed to the overall increase in net sales when comparing fiscal year 2005 to fiscal year 2004.

Gross Profit

Gross profit decreased 13.5% to $15.4 million in fiscal year 2006 from $17.8 million in 2005. Gross profit margin, or gross profit as a percentage of net sales, decreased to 34.0% for fiscal year 2006 compared to 38.9% for 2005. Quarterly gross profit margins during fiscal year 2006 were 33.4%, 30.3%, 34.3% and 37.6% during the first, second, third and fourth quarters, respectively.

We believe a number of factors contributed to the decrease in the gross profit margin during fiscal year 2006 compared to fiscal year 2005. We believe the decrease in the gross profit margin during the year resulted in part from the sale of a mix of products with lower margins. We experienced an increase in net sales in our commercial market (with relatively lower gross profit margins) compared to last year. This increase in our commercial market, however, was more than offset by a decrease in net sales for certain of our specialty markets (with relatively higher gross profit margins). Product mix can vary as a result of changes in sales of products with different fiber types and fiber counts, and changes in sales to various markets that require different product types. Our gross profit margin percentages are heavily dependent upon product mix and may deviate from expectations based on both anticipated and unanticipated changes in product mix. We believe the product sales pattern during fiscal 2006 are a result of a number of factors including the timing of projects and other factors affecting product demand in certain specialty markets, and relatively consistent growth in our commercial market.

Additionally, during the first half of 2006, we experienced what we believe to be a temporary decrease in manufacturing efficiencies in part resulting from the continuing implementation of process and system changes in connection with our new ERP system and other initiatives, which likely contributed to lower gross profit margins during the first half of 2006. The improvement in our gross profit margin in the last half of 2006 compared to the first half of 2006 is supportive of the fact that by the end of the second quarter, we had identified and corrected a number of issues that previously impacted our manufacturing lead times and manufacturing efficiencies. We continued to closely monitor the impact of revisions to our processes throughout the third and fourth quarters. We believe that our process and system changes ultimately will improve the scalability of our systems (and therefore our ability to better handle increased production volume), improve our plant efficiency, and improve our customer service.

We believe the improvement in gross profit margins during fiscal year 2006—particularly in the fourth quarter—is a result of improved manufacturing efficiencies as discussed above, rather than an increase in the sale of a mix of products with relatively higher margins.

Gross profit increased 6.8% to $17.8 million in fiscal year 2005 from $16.7 million in 2004. Gross profit margin, or gross profit as a percentage of net sales, increased slightly to 38.9% for fiscal year 2005 from 38.6% for 2004.

Selling, General and Administrative Expenses

SG&A expenses decreased 7.0% to $14.9 million in fiscal year 2006 from $16.0 million in 2005. SG&A expenses as a percentage of net sales were 32.9% in fiscal year 2006 compared to 34.9% in 2005. The lower percentage in fiscal year 2006 reflects the fact that net sales for the period decreased 1.2% compared to 2005, while SG&A expenses decreased 7.0% compared to 2005. The largest element of the net decrease in SG&A expenses during 2006 compared to 2005 was compensation costs, in particular, decreases in employee incentives due to the fact that the financial results during fiscal year 2006 were less favorable than planned. Decreases in

11	Optical Cable Corporation

marketing expenses and travel and entertainment also contributed to the decrease in SG&A expenses. Further contributing to the decreases in SG&A expenses were decreases in qualification and certification fees that were incurred in fiscal year 2005 that were not incurred in fiscal year 2006. The decreases in these SG&A expenses were slightly offset by increases in professional and legal expenses, mostly resulting from expenses totaling $152,000 incurred in response to an unsolicited and contingent proposal from Superior Essex, Inc. to purchase all of our outstanding shares of common stock for $6.00 per share, expenses resulting from the adoption of SFAS 123(R) totaling $183,568 related to stock options granted before July 2002, and increased shipping and handling expenses.

During fiscal year 2006, we received an unsolicited and contingent proposal from Superior Essex, Inc. to purchase all of our outstanding shares of common stock for $6.00 per share. This proposal was first received by the Company on August 1, 2006 and was considered by the Board of Directors of the Company and rejected. The Company’s Board of Directors carefully considered and unanimously determined that the proposal: was financially inadequate; was inconsistent with, and could in fact interfere with, our existing initiatives and business plan; and that attempting to negotiate with Superior Essex, Inc. at that time was not in the best interest of our shareholders.

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

Other Income (Expense), Net

We recognized other expense, net in fiscal year 2006 of $19,000 compared to other income, net of $17,000 in fiscal year 2005. Other expense, net is comprised of interest income, interest expense and other miscellaneous items.

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

Income Before Income Taxes

Income before income taxes was $503,000 in fiscal year 2006 compared to income before income taxes of $1.8 million in 2005. This decrease was primarily due to the decrease in gross profit of $2.4 million, partially offset by a decrease in SG&A expenses of $1.1 million.

Income before income taxes was $1.8 million in fiscal year 2005 compared to income before income taxes of $1.1 million in 2004. This increase was primarily due to the increase in gross profit of $1.1 million, partially offset by an increase in SG&A expenses of $569,000.

Income Tax Expense

Income tax expense totaled $152,000 in fiscal year 2006 compared to income tax expense of $650,000 in 2005. Our effective tax rate for fiscal year 2006 was 30.3%, compared to an effective tax rate of 35.7% during fiscal year 2005. Generally, fluctuations in our effective tax rates are primarily due to the amount and timing of various tax deductions and benefits, including our Extraterritorial

Optical Cable Corporation	12

Income Exclusion (“EIE”), which exempts from federal income taxation a portion of the net profit realized from sales outside the United States of products manufactured in the United States. The EIE is calculated by a complex analysis of all export sales and profits for the year. Fluctuations in the ratio of export sales and profitability to total sales and profitability create changes in the EIE. Additionally, the EIE benefit continues to be phased out as a result of The American Jobs Creation Act of 2004 (the “Jobs Act”). The Jobs Act generally repeals the EIE regime for transactions after December 31, 2004. The Jobs Act continues to extend EIE benefits at a reduced rate for two additional years, and continues EIE benefits indefinitely for transactions pursuant to a binding contract in effect on September 17, 2003. As passed, the Jobs Act provides transition relief by allowing taxpayers to retain a portion of their otherwise-applicable EIE benefits: 100% for transactions during calendar year 2004, 80% for transactions during calendar year 2005 and 60% for transactions during calendar year 2006. At the same time, the Jobs Act allows for a new deduction based on qualified domestic production activities.

Although the EIE continued to be phased out in 2006, we realized a greater benefit from the EIE in 2006 as a result of the increase in net sales to customers outside of the United States during 2006. The beneficial impact of the new deduction also favorably impacted our effective tax rate in 2006 when compared to 2005.

Income tax expense totaled $650,000 in fiscal year 2005 compared to income tax expense of $364,000 in 2004. Our effective tax rate for fiscal year 2005 was 35.7% compared to an effective tax rate of 32.7% for fiscal year 2004.

Net Income

Net income decreased 70.1% to $351,000 in fiscal year 2006 compared to $1.2 million in 2005. This decrease was primarily due to the factors previously described as contributing to the decrease in income before income taxes, partially offset by a decrease in income tax expense of $498,000 in 2006 compared to 2005.

Net income increased 56.2% to $1.2 million in fiscal year 2005 compared to $750,000 in 2004. This increase was primarily due to the factors previously described as contributing to the increase in income before income taxes, partially offset by an increase in income tax expense of $286,000 in 2005 compared to 2004.

Financial Condition

Total assets decreased $153,000, or less than one half of one percent, to $34.8 million at October 31, 2006, from $34.9 million at October 31, 2005. This decrease was primarily due to a $2.7 million decrease in cash. Further detail regarding the decrease in cash is provided in our discussion of “Liquidity and Capital Resources.” The decrease in cash was partially offset by a $1.4 million increase in note receivable and an $871,000 increase in property and equipment, net. Note receivable has increased as a result of increased advances made by us to a start-up connector company, described further in the “Liquidity and Capital Resources” section herein. Increases in property and equipment, net are in accordance with our plan for capital expenditures for the year.

Total liabilities decreased $1.2 million, or 22.2%, to $4.4 million at October 31, 2006 from $5.6 million at October 31, 2005. This decrease was primarily due to a $1.3 million decrease in accrued compensation and payroll taxes and a $975,000 decrease in accounts payable and accrued expenses, partially offset by a $991,000 increase in note payable to our bank under our line of credit. The decrease in accrued compensation and payroll taxes at October 31, 2006 compared to October 31, 2005, resulted from the payment of certain incentive compensation related to fiscal year 2005 during fiscal year 2006, and from the fact that we did not accrue certain employee incentive compensation during fiscal year 2006 because our financial results for fiscal year 2006 were less favorable than planned. The decrease in accounts payable and accrued expenses were primarily due to the timing of payments made on trade accounts payable around year end.

Total shareholders’ equity at October 31, 2006 increased $1.1 million, or 3.7% during fiscal year 2006. The increase resulted from net income retained of $351,000, share-based compensation totaling $733,000, and proceeds from the exercise of warrants to purchase common stock totaling $6,500.

Liquidity and Capital Resources

Our primary capital needs during 2006 have been to fund working capital requirements, capital expenditures, and advances to a start-up connector company described further herein. Our primary source of capital for these purposes has been existing cash and our bank

13	Optical Cable Corporation

line of credit. As of October 31, 2006, we had an outstanding loan balance of $991,000 under our bank line of credit. We had no outstanding balance under our bank line of credit at October 31, 2005.

Our cash totaled $555,000 as of October 31, 2006, a decrease of $2.7 million, compared to $3.3 million as of October 31, 2005. The decrease in cash for the fiscal year ended October 31, 2006, primarily resulted from payments made for operating expenses during the period as well as capital expenditures made during fiscal year 2006 and the advances to a start-up connector company under a note receivable (described further herein).

On October 31, 2006, we had working capital of $14.4 million, compared to $15.2 million as of October 31, 2005. The ratio of current assets to current liabilities as of October 31, 2006, was 4.4 to 1 compared to 3.7 to 1 as of October 31, 2005. The decrease in working capital during fiscal year 2006 was primarily caused by the $2.7 million decrease in cash and the $991,000 increase in note payable to our bank, partially offset by a $2.3 million decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes.

Net cash used in operating activities was $58,000 in fiscal year 2006, compared to net cash provided by operating activities of $2.1 million in 2005 and $3.2 million in fiscal year 2004. Net cash used in operating activities during fiscal year 2006 primarily resulted from certain adjustments to reconcile net income to net cash used in operating activities, including depreciation and amortization of $1.4 million and share-based compensation expense of $733,000, offset by a decrease in accrued compensation and payroll taxes totaling $1.3 million and a decrease in accounts payable and accrued expenses totaling $858,000. Share-based compensation expense increased compared to last year as a result of the adoption of SFAS 123(R) and the January 28, 2006 restricted stock grant while accrued compensation decreased compared to last year as a result of decreases in employee incentives due to the fact that the financial results during fiscal year 2006 were less favorable than planned. Net cash provided by operating activities during fiscal year 2005 primarily resulted from net income of $1.2 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.3 million and share-based compensation expense of $477,000. Additionally, an increase in accounts payable and accrued expenses of $526,000 and an increase in income taxes payable of $386,000 contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in inventories of $2.2 million. Net cash provided by operating activities during fiscal year 2004 primarily resulted from net income of $750,000 and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.0 million, deferred income tax expense of $378,000 and share-based compensation expense of $271,000. Additionally, a decrease in income taxes refundable of $262,000, and an increase in accrued compensation and payroll taxes of $942,000 contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in trade accounts receivable of $544,000 and a decrease in accounts payable and accrued expenses and other liabilities of $207,000.

Net cash used in investing activities totaled $3.6 million in fiscal year 2006, compared to $3.2 million in 2005. Net cash used in investing activities during fiscal years 2006 and 2005 resulted primarily from purchases of property and equipment, deposits for the purchase of property and equipment and advances made to a start-up company described further herein.

On April 22, 2005, we agreed to extend a loan to a start-up connector company, (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies for certain niche markets. The Borrower offers complementary products to our product offering and is still in the development stage. As a development stage company, the Borrower currently has limited revenues and assets and is incurring net losses. As of October 31, 2006, total assets of the Borrower, based on unaudited financial information, was equivalent to approximately 4% of our total assets. Total revenues of the Borrower, based on unaudited financial information, was equivalent to approximately 5% of our net sales for fiscal year 2006.

This loan, and the related transactions described further herein, is part of a strategy designed to provide us with an option to expand our product line offering in certain market niches in which we currently sell our fiber optic cable products and to preserve channels to market for our existing product line offering in those market niches over the longer term.

Optical Cable Corporation	14

The loan agreement, as amended through October 31, 2006, provides that the maximum aggregate principal amount that may be advanced to the Borrower is $2.5 million. Through October 31, 2006 and 2005, we had advanced a total of $2.2 million (including accrued interest and accounts receivable from product sales) and $815,000, respectively, to the Borrower. The note receivable is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum. Two of the founders of the Borrower have also guaranteed amounts up to two-thirds of the principal balance outstanding on the note receivable plus two-thirds of any accrued interest related to the note receivable. In connection with the loan, we were issued a warrant by the Borrower which, as amended, gives us the right to purchase a fifty-six percent (56%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1.5 million. In addition, we were granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon our exercise of the warrant or the Borrower’s failure to repay the loan when due. Subsequent to October 31, 2006, an amendment was made to the loan agreement and related agreements that increased the maximum aggregate principal amount that may be advanced to the Borrower to $2.8 million. This most recent amendment also extends the maturity date of the note receivable and the expiration date of the warrant to July 31, 2008. The Board of Directors has also authorized an additional $500,000 in advances, for a total of $3.3 million. Should we choose to advance any additional amounts, as approved by the Board, further amendment would be required to the documents. The note receivable is callable by us at any time. Our rights under the warrant terminate if the warrant is not exercised prior to the expiration date. Subsequent to October 31, 2006, we made additional advances to the Borrower totaling $350,000.

Net cash used in investing activities totaled $1.3 million in fiscal year 2004 and resulted entirely from purchases of property and equipment.

Net cash provided by financing activities was $878,000 in fiscal year 2006 and $20,000 in fiscal years 2005 and 2004. Net cash provided by financing activities in fiscal year 2006 resulted from proceeds from a note payable to our bank under our line of credit and proceeds received from the exercise of warrants, partially offset by payments for financing costs associated with amending and restating our former credit facility and obtaining our new credit facilities. Net cash provided by financing activities in fiscal years 2005 and 2004 resulted entirely from proceeds received from the exercise of warrants to purchase our common stock.

On September 25, 2006, we closed on revolving credit facilities with Valley Bank. The credit facilities with Valley Bank provide a working capital line of credit (the “Working Capital Facility”), a machinery and equipment line of credit (the “Machinery and Equipment Facility”) and a real estate term loan (the “Real Estate Loan”), and together replaced our former credit facility with Wachovia Bank, National Association (“Wachovia”). The Working Capital Facility, the Machinery and Equipment Facility and the Real Estate Loan together provide us with an aggregate maximum of $13.5 million in available credit, less any borrowings. As of October 31, 2006, the Company had approximately $12.5 million unused and available.

The Working Capital Facility provides up to $5 million for our working capital needs and bears interest at LIBOR plus 2.15%, which equates to a facility rate of 7.47% as of October 31, 2006. The Working Capital Facility provides a lower interest rate option if we maintain specified depository limits with Valley Bank. We can borrow up to 85% of our eligible accounts receivable under the Working Capital Facility. As of October 31, 2006, the Company had $990,724 outstanding under the Working Capital Facility.

The Machinery and Equipment Facility provides up to $2 million for machinery and equipment purchases and also bears interest at LIBOR plus 2.15%, which equates to a facility rate of 7.47% as of October 31, 2006. Both the Machinery and Equipment Facility and the Working Capital Facility are secured by our accounts receivable, inventory, furniture, fixtures and equipment and proceeds and are payable on demand with 60 days prior written notice, provided that we are not in default. If not sooner demanded, the Working Capital Facility and the Machinery and Equipment Facility expire on February 28, 2008. As of October 31, 2006, the Company had no outstanding borrowings under the Machinery and Equipment Facility.

We may also borrow up to $6.5 million under the terms of the Real Estate Loan. The advances under the Real Estate Loan may be made at any time within one year of closing. Furthermore, to the extent we have borrowings under the Real Estate Loan, principal and interest payments will be calculated monthly, based on a 25 year amortization. The unpaid balance, if any, on any advances under the Real Estate Loan will be due October 1, 2011. Payments on the Real Estate Loan will be for interest only for the period from

15	Optical Cable Corporation

November 1, 2006 through October 1, 2007. Thereafter, through October 1, 2011 payments of both principal and interest will be due monthly. The Real Estate Loan bears interest at a fixed rate of 7.50% for 5 years and is secured by a first deed of trust on our real property. As of October 31, 2006, the Company had no outstanding borrowings under the Real Estate Loan.

Prior to September 25, 2006, we had a revolving credit facility with Wachovia. The initial term of the Wachovia loan agreement expired in April 2005 and was automatically extended through April 2006 pursuant to the terms of the original agreement. Effective March 31, 2006, an agreement was reached with Wachovia to amend and restate the terms of the financing, extending the Wachovia loan agreement until April 17, 2008. However, we terminated our credit facility with Wachovia early in conjunction with the closing of our new credit facilities with Valley Bank. The Wachovia credit facility bore interest at one-half of one percent (0.50%) per annum above the prime rate.

We believe that our cash flow from operations and our existing credit facilities will be adequate to fund our operations for at least the next twelve months.

We issued warrants to purchase 250,000 shares of our common stock at an exercise price per share of $4.88 as part of a consolidated class action lawsuit settlement agreement reached in September 2002. The warrants are exercisable for five years and will expire October 24, 2007. We have registered the shares issuable upon the exercise of the warrants under the Securities Act of 1933, as amended.

A prior distributor for us filed for protection from its creditors under bankruptcy laws in January 2001. We recognized recoveries totaling $20,000 from the bankrupt estate of this prior distributor during the year ended October 31, 2006 and may recover additional amounts in the future. Subsequent recoveries, if any, from the bankrupt estate of the distributor will be recognized when payment is received, in accordance with U.S. generally accepted accounting principles.

From time to time, we are involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2006, excluding fiscal years 2001 and 2002. Fiscal years 2001 and 2002 are excluded because we believe net sales did not follow this pattern due to overall economic conditions in the industry.

We believe our net sales have generally been impacted by seasonality factors where we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. Since fiscal year 2001, we have seen that this pattern may be substantially altered by the timing of larger projects or other economic factors impacting our industry or impacting the industries of our customers and end-users. As a result, while we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Contractual Obligations and Commitments

The table below sets forth a summary of our contractual obligations and commitments as of October 31, 2006 that will impact our future liquidity:

Optical Cable Corporation	16

	Payments Due by Period
Contractual Obligations and Commitments	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Note payable to bank	$991,000	991,000	—	—	—

Total	$991,000	991,000	—	—	—

As of October 31, 2006, we have no other disclosable contractual obligations and commitments that will significantly impact our future liquidity.

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

17	Optical Cable Corporation

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2006, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

Future Accounting Considerations

In May 2005, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections which replaces APB Opinion No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principal unless it is not practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2007. Although we will continue to evaluate the application of SFAS No. 154, we do not currently believe adoption will have a material impact on the Company’s results of operations, financial position or liquidity.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, (“SFAS 155”), an amendment of SFAS 133 and 140. This Statement resolves certain issues addressed in the implementation of SFAS 133 concerning beneficial interests in securitized financial assets. SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets, clarifies the concentrations of credit risk, and eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument. The statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption of the Statement is not expected to have a material impact on our results of operations, financial position or liquidity.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value.

Optical Cable Corporation	18

SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity as we do not have servicing assets or servicing liabilities at this time.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Although we will continue to evaluate the application of FIN 48, we do not currently believe adoption of this interpretation will have a material impact on our results of operations, financial position or liquidity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies the definition of fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (SFAS 158) an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS No. 158 is effective for recognition of the funded status of the benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity as we do not have a defined benefit pension plan or other postretirement plans.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for financial statements issued for fiscal years beginning after November 15, 2006. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position or liquidity.

As of December 31, 2006, there are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting or financial disclosure made during our fiscal year ended October 31, 2006.

19	Optical Cable Corporation

Balance Sheets

October 31, 2006 and 2005

	October 31,
	2006	2005
Assets
Current assets:
Cash	$555,272	$3,290,133
Trade accounts receivable, net of allowance for doubtful accounts of $238,455 in 2006 and $454,550 in 2005	8,296,996	8,174,384
Other receivables	115,824	158,340
Inventories	8,614,871	8,706,081
Prepaid expenses and other assets	545,057	384,773
Deferred income taxes	619,047	44,839

Total current assets	18,747,067	20,758,550
Property and equipment, net	13,650,007	12,779,152
Note receivable	2,244,182	814,859
Other assets, net	149,853	232,840
Deferred income taxes	—	358,700

Total assets	$34,791,109	$34,944,101

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,999,536	$2,974,694
Accrued compensation and payroll taxes	761,585	2,099,156
Income taxes payable	553,989	525,340
Note payable to bank	990,724	—

Total current liabilities	4,305,834	5,599,190
Deferred income taxes - noncurrent	50,335	—

Total liabilities	4,356,169	5,599,190

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,008,016 shares in 2006 and 5,800,975 shares in 2005	2,670,343	1,930,944
Retained earnings	27,764,597	27,413,967

Total shareholders’ equity	30,434,940	29,344,911
Commitments and contingencies

Total liabilities and shareholders’ equity	$34,791,109	$34,944,101

See accompanying notes to financial statements.

Optical Cable Corporation	20

Statements of Income

Years ended October 31, 2006, 2005 and 2004

	Years ended October 31,
	2006	2005	2004
Net sales	$45,330,397	$45,898,547	$43,218,190
Cost of goods sold	29,908,252	28,066,840	26,515,113

Gross profit	15,422,145	17,831,707	16,703,077
Selling, general and administrative expenses	14,900,094	16,026,075	15,457,144

Income from operations	522,051	1,805,632	1,245,933

Other income (expense), net:
Interest income	38,324	33,942	23,793
Interest expense	(48,449)	(54,663)	(136,527)
Other, net	(9,123)	37,270	(19,181)

Other income (expense), net	(19,248)	16,549	(131,915)

Income before income taxes	502,803	1,822,181	1,114,018

Income tax expense	152,173	650,284	363,946

Net income	$350,630	$1,171,897	$750,072

Net income per share:
Basic and diluted	$0.06	$0.20	$0.13

See accompanying notes to financial statements.

21	Optical Cable Corporation

Statements of Shareholders’ Equity

Years ended October 31, 2006, 2005 and 2004

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2003	5,459,005	$1,142,006	$25,491,998	$26,634,004

Share-based compensation	145,022	271,352	—	271,352
Exercise of warrants ($4.88 per share)	4,096	19,993	—	19,993
Net income	—	—	750,072	750,072

Balances at October 31, 2004	5,608,123	1,433,351	26,242,070	27,675,421

Share-based compensation	188,717	477,412	—	477,412
Exercise of warrants ($4.88 per share)	4,135	20,181	—	20,181
Net income	—	—	1,171,897	1,171,897

Balances at October 31, 2005	5,800,975	1,930,944	27,413,967	29,344,911

Share-based compensation	205,701	732,861	—	732,861
Exercise of warrants ($4.88 per share)	1,340	6,538	—	6,538
Net income	—	—	350,630	350,630

Balances at October 31, 2006	6,008,016	$2,670,343	$27,764,597	$30,434,940

See accompanying notes to financial statements.

Optical Cable Corporation	22

Statements of Cash Flows

Years ended October 31, 2006, 2005 and 2004

	Years ended October 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$350,630	$1,171,897	$750,072
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,400,498	1,286,706	1,049,808
Bad debt expense (recovery)	(89,116)	8,728	22,029
Deferred income tax expense (benefit)	(165,173)	384,803	378,145
Share-based compensation expense	732,861	477,412	271,352
Gain on sale of machinery and equipment	—	(10,450)	—
(Increase) decrease in:
Trade accounts receivable	(298,276)	27,054	(543,914)
Income taxes refundable	—	—	262,427
Other receivables	42,516	(74,470)	99,730
Due from employees, including current and former officers	—	—	25,167
Inventories	91,210	(2,157,319)	75,730
Prepaid expenses	(67,222)	81,121	(25,339)
Accrued interest on note receivable	(36,393)	—	—
Other assets, net	147,629	(165,065)	—
Increase (decrease) in:
Accounts payable and accrued expenses	(858,077)	525,868	(206,772)
Accrued compensation and payroll taxes	(1,337,571)	144,477	941,723
Income taxes payable	28,649	385,734	139,606

Net cash provided by (used in) operating activities	(57,835)	2,086,496	3,239,764

Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(2,290,372)	(2,363,950)	(1,255,060)
Proceeds from sale of property and equipment	—	10,450	—
Investment in other assets	(136,376)	—	—
Note receivable	(1,128,150)	(805,000)	—

Net cash used in investing activities	(3,554,898)	(3,158,500)	(1,255,060)

Cash flows from financing activities:
Proceeds from note payable to bank, net	990,724	—	—
Payments for financing costs	(119,390)	—	—
Proceeds from exercise of warrants	6,538	20,181	19,993

Net cash provided by financing activities	877,872	20,181	19,993

Net increase (decrease) in cash and cash equivalents	(2,734,861)	(1,051,823)	2,004,697

Cash and cash equivalents at beginning of year	3,290,133	4,341,956	2,337,259

Cash and cash equivalents at end of year	$555,272	$3,290,133	$4,341,956

Supplemental disclosure of cash flow information:
Cash payments for interest	$10,425	$—	$1,776

Income taxes paid (refunded), net	$288,697	$(120,253)	$(416,232)

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$117,081	$105,625	$10,046

See accompanying notes to financial statements.

23	Optical Cable Corporation

Notes to Financial Statements

Years ended October 31, 2006, 2005 and 2004

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

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

The Company maintained its primary cash accounts at two commercial banks during fiscal year 2006 and one commercial bank during fiscal year 2005. Accounts in both banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 2006 and 2005, the Company had bank deposits in excess of $100,000 totaling $454,972 and $3,133,691, respectively.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2006 and 2005, the Company had no cash equivalents.

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

Optical Cable Corporation	24

(e)	Capitalized costs of potential acquisitions

The Company capitalizes costs associated with potential acquisitions until such time negotiations are abandoned or successfully completed. As of October 31, 2006, the Company included capitalized costs of a potential acquisition totaling $136,376 in other assets, net.

(f)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty-nine years for buildings and improvements and three to seven years for machinery and equipment and furniture and fixtures. Also see note 5.

External direct costs of materials and services consumed in developing or obtaining internal use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to an internal use computer software project, to the extent of the time spent directly on the project; and interest costs incurred when developing computer software for internal use are capitalized. Capitalized software development costs were approximately $1.2 million and $615,000 as of October 31, 2006 and 2005, respectively.

(g)	Revenue Recognition

Revenue is recognized at the time of product shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms.

(h)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sale transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,980,000, $1,772,000, and $1,743,000 are included in selling, general and administrative expenses for the years ended October 31, 2006, 2005 and 2004, respectively.

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

(k)	Stock Option Plan and Other Share-Based Compensation

Effective November 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, (“SFAS 123(R)”) and related interpretations, using the modified prospective method.

25	Optical Cable Corporation

SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective method of adopting SFAS 123(R), the Company began recognizing compensation expense for the remaining unvested portions of stock option awards granted prior to November 1, 2005. All such stock option awards were made prior to July 2002.

Prior to November 1, 2005, the Company had adopted the prospective method of transition for a voluntary change to the fair value based method of accounting for share-based employee compensation as allowed under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The prospective method required the Company to apply the recognition provisions to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions were first applied. During fiscal year 2006, the Company did not grant, modify or settle any employee stock options or other awards with the exception of the granting of restricted shares on January 28, 2006, June 8, 2006 and July 19, 2006 described more fully in note 9.

For stock options granted prior to the adoption of SFAS 123(R) on November 1, 2005, the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123(R) to its stock option awards (all of which were made prior to July 2002) would have been as follows for the periods presented:

	Years ended October 31,
	2005	2004
Net income as reported	$1,171,897	$750,072
Less total share-based employee compensation expense determined under the fair value based method, net of related tax effects	509,735	572,594

Pro forma net income	$662,162	$177,478

Net income per share:
Basic and diluted:
As reported	$0.20	$0.13

Pro forma	$0.11	$0.03

(l)	Net Income Per Share

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

Optical Cable Corporation	26

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2006, 2005 and 2004 follows:

	Years ended October 31,
	2006	2005	2004
Balance at beginning of year	$454,550	$464,963	$462,981
Bad debt expense (recovery)	(89,116)	8,728	22,029
Losses charged to allowance	(150,240)	(22,229)	(27,629)
Recoveries added to allowance	23,261	3,088	7,582

Balance at end of year	$238,455	$454,550	$464,963

A prior distributor for the Company filed for protection from its creditors under bankruptcy laws in January 2001. The Company recognized recoveries totaling $20,400 from the bankrupt estate of this prior distributor during the year ended October 31, 2006 and may recover additional amounts in the future. Subsequent recoveries, if any, from the bankrupt estate of the distributor will be recognized when payment is received, in accordance with U.S. generally accepted accounting principles.

(3)	Inventories

Inventories as of October 31, 2006 and 2005 consist of the following:

	October 31,
	2006	2005
Finished goods	$3,604,021	$3,435,050
Work in process	1,583,952	1,669,801
Raw materials	3,248,907	3,528,446
Production supplies	177,991	72,784

	$8,614,871	$8,706,081

(4)	Note Receivable

On April 22, 2005, the Company agreed to extend a loan to a start-up connector company (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies for certain niche markets. The Borrower offers complementary products to the Company’s product offering and is still in the development stage. As a development stage company, the Borrower currently has limited revenues and assets and is incurring net losses. As of October 31, 2006, total assets of the Borrower, based on unaudited financial information, was equivalent to approximately 4% of the Company’s total assets. Total revenue of the Borrower, based on unaudited financial information, was equivalent to approximately 5% of the Company’s net sales for fiscal year 2006.

This loan, and the related transactions described further herein, were part of a strategy designed to provide the Company with an option to expand its product line offering in certain market niches in which the Company currently sells its fiber optic cable products and to preserve channels to market for the Company’s existing product line offering in those market niches over the longer term.

The loan agreement, as amended through October 31, 2006, provides that the maximum aggregate principal amount that may be advanced to the Borrower is $2,500,000. Through October 31, 2006 and 2005, the Company had advanced a total of $2,244,182, net (including accrued interest and accounts receivable from product sales) and $814,859, respectively, to the Borrower. The note receivable is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum. Two of the founders of the Borrower have also personally guaranteed amounts up to two-thirds of the principal

27	Optical Cable Corporation

balance outstanding on the note receivable plus two-thirds of any accrued interest related to the note receivable. In connection with the loan, the Company was issued a warrant by the Borrower which, as amended, gives the Company the right to purchase a fifty-six percent (56%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1,500,000. In addition, the Company was granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon the Company’s exercise of the warrant or the Borrower’s failure to repay the loan when due. Subsequent to October 31, 2006, an amendment was made to the loan agreement and related agreements that increased the maximum aggregate principal amount that may be advanced to the Borrower to $2,800,000. This most recent amendment also extends the maturity date of the note receivable and the expiration date of the warrant to July 31, 2008. The Board of Directors has also authorized an additional $500,000 in advances, for a total of $3,300,000. Should the Company choose to advance any additional amounts, as approved by the Board, further amendment would be required to the documents. The note receivable is callable by the Company at any time. The Company’s rights under the warrant terminate if the warrant is not exercised prior to the expiration date. Subsequent to October 31, 2006, the Company made additional advances to the Borrower totaling $350,000.

The Company sold fiber optic cables to the Borrower totaling $231,685 and $43,880 during fiscal years 2006 and 2005, respectively. The Company has included $264,779 related to the sale of product to the Borrower in note receivable in the accompanying balance sheet as of October 31, 2006, and $43,880 in trade accounts receivable, net in the accompanying balance sheet as of October 31, 2005.

The Company recorded interest income related to the loan totaling $32,874 and $13,381 during fiscal years 2006 and 2005, respectively, all of which is included in note receivable in the accompanying balance sheet as of October 31, 2006.

(5)	Property and Equipment, Net

Property and equipment, net as of October 31, 2006 and 2005 consists of the following:

	October 31,
	2006	2005
Land	$2,745,327	$2,745,327
Building and improvements	7,056,256	6,958,703
Machinery and equipment	12,309,413	11,807,140
Furniture and fixtures	886,111	855,410
Construction in progress	1,945,729	1,134,954

Total property and equipment, at cost	24,942,836	23,501,534
Less accumulated amortization and depreciation	(11,292,829)	(10,722,382)

Property and equipment, net	$13,650,007	$12,779,152

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2006 and 2005, the Company’s accrual for estimated product warranty claims totaled $75,000 and $100,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2006, 2005 and 2004 totaled $198,869, $241,043 and $227,780, respectively. The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2006 and 2005:

Optical Cable Corporation	28

	Years ended October 31,
	2006	2005
Balance at beginning of year	$100,000	$150,000
Liabilities accrued for warranties issued during the year	205,868	228,652
Warranty claims paid during the period	(223,869)	(291,043)
Changes in liability for pre-existing warranties during the year	(6,999)	12,391

Balance at end of year	$75,000	$100,000

(7)	Warrants

During fiscal year 2003, the Company issued 250,000 warrants to class members defined in a consolidated class action lawsuit by the claims administrator for the class members in connection with shareholder litigation arising from actions of the Company’s former chief executive officer. The warrants were issued in accordance with a settlement agreement approved by the United States District Court for the Western District of Virginia on September 23, 2002. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $4.88 per share. The warrants will expire October 24, 2007. The total number of warrants to be issued in accordance with the settlement agreement, 250,000 warrants, has been issued by the Company.

Warrant activity for the years ended October 31, 2006, 2005 and 2004 is as follows:

Number of shares
Balance at October 31, 2003	243,777

Exercised	(4,096)
Forfeited	(1)

Balance at October 31, 2004	239,680

Exercised	(4,135)

Balance at October 31, 2005	235,545

Exercised	(1,340)

Balance at October 31, 2006	234,205

(8)	Note Payable to Bank

New Credit Facility

On September 25, 2006, the Company closed on revolving credit facilities with Valley Bank. The credit facilities with Valley Bank provide a working capital line of credit (the “Working Capital Facility”), a machinery and equipment line of credit (the “Machinery and Equipment Facility”) and a real estate term loan (the “Real Estate Loan”), and together replaced the Company’s former credit facility with Wachovia Bank, National Association (“Wachovia”). The Working Capital Facility, the Machinery and Equipment Facility and the Real Estate Loan together provide the Company with an aggregate maximum of $13.5 million in available credit, less any borrowings. As of October 31, 2006, the Company had approximately $12.5 million unused and available.

The Working Capital Facility provides up to $5 million for the Company’s working capital needs and bears interest at LIBOR plus 2.15%, which equates to a facility rate of 7.47% as of October 31, 2006. The Working Capital Facility provides a lower interest rate option if the Company maintains specified depository limits with Valley Bank. The Company can borrow up to 85% of the Company’s eligible accounts receivable under the Working Capital Facility. As of October 31, 2006, the Company had $990,724 outstanding under the Working Capital Facility.

29	Optical Cable Corporation

The Machinery and Equipment Facility provides up to $2 million for machinery and equipment purchases and also bears interest at LIBOR plus 2.15%, which equates to a facility rate of 7.47% as of October 31, 2006. Both the Machinery and Equipment Facility and the Working Capital Facility are secured by the Company’s accounts receivable, inventory, furniture, fixtures and equipment and proceeds and are payable on demand with 60 days prior written notice, provided that the Company is not in default. If not sooner demanded, the Working Capital Facility and the Machinery and Equipment Facility expire on February 28, 2008. As of October 31, 2006, the Company had no outstanding borrowings under the Machinery and Equipment Facility.

The Company may also borrow up to $6.5 million under the terms of the Real Estate Loan. The advances under the Real Estate Loan may be made at any time within one year of closing. Furthermore, to the extent the Company has borrowings under the Real Estate Loan, principal and interest payments will be calculated monthly, based on a 25 year amortization. The unpaid balance, if any, on any advances under the Real Estate Loan will be due October 1, 2011. Payments on the Real Estate Loan will be for interest only for the period from November 1, 2006 through October 1, 2007. Thereafter, through October 1, 2011 payments of both principal and interest will be due monthly. The Real Estate Loan bears interest at a fixed rate of 7.50% for 5 years and is secured by a first deed of trust on the Company’s real property. As of October 31, 2006, the Company had no outstanding borrowings under the Real Estate Loan.

In connection with obtaining the Valley Bank credit facilities, the Company incurred various costs. These financing costs, net of amortization, were deferred and are included in prepaid expenses and other assets on the balance sheet. The deferred financing costs associated with the new credit facilities with Valley Bank are being amortized to interest expense using the straight-line method, which approximates the effective interest method, over periods not greater than the minimum expected terms of the loan agreements. The deferred financing costs, net as of October 31, 2006 totaled $93,062 and are included in prepaid expense and other assets on the accompanying balance sheet.

Former Credit Facility

Prior to September 25, 2006, the Company had a revolving credit facility with Wachovia. The initial term of the Wachovia loan agreement expired in April 2005 and was automatically extended through April 2006 pursuant to the terms of the original agreement. Effective March 31, 2006, the Company and Wachovia agreed to amend and restate the terms of the financing, extending the Wachovia loan agreement until April 17, 2008. However, the Company terminated its credit facility with Wachovia early in conjunction with the closing of the Company’s new credit facilities with Valley Bank. The Wachovia credit facility bore interest at one-half of one percent (0.50%) per annum above the prime rate.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2006, 2005 and 2004, total expense of $1,468,466, $1,339,540 and $1,113,760, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. Through December 31, 2003, Company matching contributions were two dollars for every one dollar contributed by an employee up to 4% of the employees’ annual compensation. Effective January 1, 2004, the Company adopted a new plan document which provides that the Company’s matching contributions will be discretionary. The Company made matching contributions to the plan that were expensed during the Company’s fiscal year ended October 31, 2006 for the last two months of the plan year ended December 31, 2005 totaling $137,017. No additional matching contributions were expensed or accrued by the Company

Optical Cable Corporation	30

for the remainder of fiscal year ended October 31, 2006 because the Company’s management determined the financial results during the year did not justify further matching contributions. The Company made or accrued matching contributions to the plan of $761,275 and $519,870 for the years ended October 31, 2005 and 2004, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest key employees have in the future success of the Company, thereby aligning their interests with those of the shareholders and strengthening their desire to remain with the Company.

The Company authorized and reserved 750,000 shares of common stock for issuance pursuant to the Optical Cable Corporation 1996 Stock Incentive Plan (the “1996 Plan”). No further awards will be made under the 1996 Plan as it terminated in accordance with the terms of the plan document on the tenth anniversary of its effective date of March 1, 1996. Options outstanding under the 1996 Plan may continue to be exercised until such time that the options expire or are forfeited under the terms of individual awards. Restricted stock awards granted under the 1996 Plan will continue to vest unless otherwise forfeited under the terms of individual awards.

In March of 2005, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan is intended to be the successor of the 1996 Plan. The Company has authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2006, there were 772,000 remaining shares available for grant under the 2005 Plan.

Share-based compensation expense (including the expense for both stock option awards granted prior to July 2002, and restricted stock grants) recognized under SFAS 123(R) in the statement of income for the year ended October 31, 2006 was $763,611. The estimated fair value of the Company’s share-based awards, less estimated forfeitures, is amortized over the awards’ vesting period on a straight-line basis. The share-based compensation expense for the year ended October 31, 2006 included $607,162 related to restricted stock grants that would have been included in the Company’s statement of income under the provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“SFAS 148”), which was previously adopted by the Company as of November 1, 2003.

As a result of adopting SFAS 123(R) and because SFAS 123(R) as finally adopted does not allow for complete prospective treatment of equity compensation as originally contemplated by SFAS 148, the Company’s income before taxes for the year ended October 31, 2006 was decreased by $183,568. The Company’s net income for the year ended October 31, 2006 was decreased by $117,484, related to stock options granted before July 2002. The Company’s basic earnings per share was decreased by $0.02 per share for the year ended October 31, 2006 as a result of SFAS 123(R) not allowing complete prospective treatment of equity compensation. The implementation of SFAS 123(R) did not significantly impact cash flows from operations for the year ended October 31, 2006.

Under the 1996 Plan, employees and outside contractors were issued options to purchase common stock, all of which were issued prior to July 2002. The exercise price equaled the market price of the Company’s common stock on the date of grant. Options issued under the 1996 Plan generally vest incrementally over one to five years, and remain exercisable for ten years from the date of grant.

During 2002, non-employee members of the Company’s Board of Directors were granted options to purchase a total of 3,123 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of grant. These options were not granted pursuant to a plan. Options issued to non-employee directors vested monthly over one year.

The fair value of options granted prior to November 1, 2005 was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Expected volatility was based on historical volatility of the Company’s stock over a period at least as long as the options’ expected term. The expected term represents the period of time that the options granted are

31	Optical Cable Corporation

expected to be outstanding based on the simplified method provided in Staff Accounting Bulletin No. 107 (“SAB 107”), which averages an award’s weighted average vesting period and its contractual term for ‘plain vanilla’ share options. The risk-free rate is based on the available zero-coupon U.S. Treasury instruments with remaining terms equal to the expected term of the share options.

Stock Options Assumptions

Volatility	80.88%
Dividend yields	—
Expected Term (in years)	3.96-6.31
Risk-free rate	5.14%-5.58%

Stock option activity for the years ended October 31, 2006, 2005 and 2004 is as follows:

	Number of shares	Weighted-average exercise price
Stock options outstanding at October 31, 2003	387,245	$19.59
Forfeited	(45,593)	19.95

Stock options outstanding at October 31, 2004	341,652	19.54
Forfeited	(22,169)	16.68

Stock options outstanding at October 31, 2005	319,483	19.74
Forfeited	(83,894)	53.61

Stock options outstanding at October 31, 2006	235,589	$7.68

Aggregate intrinsic value of options outstanding and options exercisable at October 31, 2006 was $1,700 and $1,530, respectively. Aggregate intrinsic value represents the positive difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $4.98 as of October 31, 2006, and the exercise price multiplied by the number of options outstanding.

As of October 31, 2006, there was approximately $76,000 of total unrecognized compensation cost related to unvested equity-based compensation awards in the form of stock options granted to employees prior to July 2002 under the 1996 Plan. That cost is expected to be recognized over the next two fiscal quarters. As of October 31, 2006, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based, market condition-based, and operational performance-based shares that the Company will have to recognize over a 3.3 year weighted-average period is $1.8 million.

At October 31, 2006, the number, weighted-average exercise price and weighted-average remaining contractual life of outstanding options, and the number and weighted-average exercise price of options currently exercisable are as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted-average exercise price	Remaining contractual life	Number of options	Weighted-average exercise price	Remaining contractual life
			(in years)			(in years)
$4.64 - $10.00	235,589	$7.68	5.27	226,119	$7.71	5.49

Included in total options outstanding as of October 31, 2006 were 5,939 options to non-employee sales representatives. The Company recorded a reduction in compensation expense of $27,120 for the fiscal year ended October 31, 2006 and compensation expense of $16,881 and $363 related to these options for the fiscal years ended October 31, 2005 and 2004, respectively.

Optical Cable Corporation	32

From time to time the Company has granted restricted stock awards under the 1996 Plan. A portion of the restricted stock awards granted under the 1996 Plan vest based on the passage of time and the remainder vest over time if certain performance criteria are met. The Company records compensation expense ratably over the vesting periods equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Compensation Committee of the Board of Directors approved restricted stock awards in December 2004 and 2003 in the amount of 191,000 and 149,000 shares, respectively.

On January 28, 2006, restricted stock awards under the 2005 Plan totaling 220,000 shares were approved by the Compensation Committee of the Board of Directors of the Company. Of the restricted stock awards granted, 147,100 shares are service-based shares—129,850 shares of which vest quarterly over five years with the first vesting date occurring on April 30, 2006 and 17,250 shares of which vest annually over three years with the first vesting date occurring on January 31, 2007. Of the restricted stock awards granted, 55,650 shares are market condition-based shares generally eligible to vest over almost five years if the management team is able to provide total shareholder return (in terms of increase in share price plus dividends) at least 20% greater than the return of the Russell 2000 ® index. Greater shareholder returns can accelerate vesting of the market condition-based shares, but the shares cannot vest more quickly than over three years. The first vesting date of the market condition-based shares occurred on October 31, 2006. The remaining 17,250 shares of restricted stock awards granted are operational performance-based shares vesting over a two-year period beginning on January 31, 2007 based on the achievement of certain operational performance goals. Failure to meet the performance criteria required for vesting—whether for the market condition-based shares or for the operational performance-based shares—will result in a portion or all of the shares being forfeited. The Company recognizes expense on the service-based and market condition-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the grant date fair value. The Company recognizes expense on the operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company’s common stock of $5.37 on the date of grant. U.S. generally accepted accounting principles requires that any previously recognized compensation cost shall not be reversed if the shares are forfeited as a result of not meeting the market condition.

On July 19, 2006, a restricted stock award under the 2005 Plan totaling 10,000 shares was approved by the Compensation Committee of the Board of Directors of the Company for a new employee. Of the restricted stock award granted, 7,000 shares are service-based shares which vest quarterly over five years with the first vesting date occurring on July 31, 2006, and 3,000 shares are market condition-based shares similar to the market condition-based shares granted on January 28, 2006.

The Company recorded total compensation expense related to its restricted stock awards totaling $567,561, $458,992 and $240,479 during the fiscal years ended October 31, 2006, 2005 and 2004 respectively.

Restricted stock award activity during the fiscal year ended October 31, 2006 consisted of restricted share grants of 230,000 shares and 32,298 shares forfeited or withheld for taxes. Restricted stock award activity during the fiscal year ended October 31, 2005 consisted of a grant of 191,000 shares and 8,789 shares forfeited or withheld for taxes. Restricted stock award activity during the fiscal year ended October 31, 2004 consisted of a grant of 149,000 shares and 9,978 shares forfeited or withheld for taxes.

In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2006, there were 229,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the years ended October 31, 2006, 2005 and 2004, restricted stock awards under the Non-employee Directors Stock Plan totaling 8,000, 7,000 and 6,000 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by

33	Optical Cable Corporation

the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $39,600, $31,850 and $30,510 during the years ended October 31, 2006, 2005 and 2004 respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting. In addition, the Company’s fiber optic cable products are similar in nature. Therefore, the Company has disclosed enterprise-wide information about geographic areas and major customers below.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2006 and 2005 have been adequately provided for in the financial statements.

For the year ended October 31, 2006, 15.7%, or approximately $7,092,000 of net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2006. As of October 31, 2006, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

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

For the years ended October 31, 2006, 2005 and 2004, approximately 77%, 85% and 81%, respectively, of net sales were from customers located in the United States, while approximately 23%, 15% and 19%, respectively, were from customers outside of the United States. Net sales attributable to the United States and all other countries in total for the years ended October 31, 2006, 2005 and 2004 were as follows:

	Years ended October 31,
	2006	2005	2004
United States	$34,800,563	$38,973,143	$35,207,495
Outside the United States	10,529,834	6,925,404	8,010,695

Total net sales	$45,330,397	$45,898,547	$43,218,190

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2006, 2005 or 2004. In addition, none of the Company’s long-lived assets are located outside the United States.

Optical Cable Corporation	34

(11)	Income Taxes

Income tax expense for the years ended October 31, 2006, 2005 and 2004 consists of:

Fiscal year ended October 31, 2006	Current	Deferred	Total
U.S. Federal	$294,079	$(150,355)	$143,724
State	23,267	(14,818)	8,449

Totals	$317,346	$(165,173)	$152,173

Fiscal year ended October 31, 2005	Current	Deferred	Total
U.S. Federal	$234,408	$352,285	$586,693
State	31,073	32,518	63,591

Totals	$265,481	$384,803	$650,284

Fiscal year ended October 31, 2004	Current	Deferred	Total
U.S. Federal	$(15,109)	$347,113	$332,004
State	910	31,032	31,942

Totals	$(14,199)	$378,145	$363,946

Reported income tax expense for the years ended October 31, 2006, 2005 and 2004 differs from the “expected” tax expense, computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2006	2005	2004
“Expected” tax expense	$170,954	$619,542	$378,766
Increase (reduction) in income tax expense resulting from:
Benefits from extraterritorial income exclusion	(86,620)	(61,200)	(91,781)
State income taxes, net of federal benefit	5,576	41,970	22,316
Other differences, net	62,263	49,972	54,645

Reported income tax expense	$152,173	$650,284	$363,946

35	Optical Cable Corporation

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2006 and 2005 are presented below:

	October 31,
	2006	2005
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$128,651	$201,834
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	332,076	232,273
Net operating loss carryforward, including charitable contributions recharacterized as NOLs	—	10,851
Capital loss carryforward and unrealized net loss on trading securities	—	3,997,218
Fair value of warrants, deductible for tax purposes when exercised	419,613	419,613
Liabilities recorded for loss contingencies, deductible for tax purposes when paid	97,832	101,093
Share-based compensation expense	70,372	14,133
Other	29,913	595

Total gross deferred tax assets	1,078,457	4,977,610

Less valuation allowance	—	(3,997,218)

Net deferred tax assets	1,078,457	980,392
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and Capital gain recognition	(491,581)	(511,379)
Other receivables, due to accrual for financial reporting purposes	(18,164)	(43,217)
Other	—	(22,257)

Total gross deferred tax liabilities	(509,745)	(576,853)

Net deferred tax asset	$568,712	$403,539

The Company’s deferred tax asset relating to the capital loss carryforward generated by the sale of the Company’s trading securities during the fiscal year ended October 31, 2001 expired unrealized on October 31, 2006. The Company had previously recorded a valuation allowance for the deferred tax asset relating to this capital loss carryforward in the amount of $3,997,218. As a result of the expiration of the capital loss carryforward, both the related deferred tax asset and the valuation allowance have been written off as of October 31, 2006.

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2006 will be realized.

(12)	Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes income taxes payable and note payable to bank, approximate fair value because of the short maturity of these instruments.

Optical Cable Corporation	36

(13)	Net Income Per Share

The following is a reconciliation of the numerators and denominators of the net income per share computations for the periods presented:

Fiscal year ended October 31, 2006	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$350,630	5,954,397	$0.06

Effect of dilutive stock options and warrants	—	11,292

Diluted net income per share	$350,630	5,965,689	$0.06

Fiscal year ended October 31, 2005	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$1,171,897	5,775,814	$0.20

Effect of dilutive stock options and warrants	—	24,316

Diluted net income per share	$1,171,897	5,800,130	$0.20

Fiscal year ended October 31, 2004	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$750,072	5,587,042	$0.13

Effect of dilutive stock options and warrants	—	30,788

Diluted net income per share	$750,072	5,617,830	$0.13

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 230,589, 314,483 and 336,653 for the years ended October 31, 2006, 2005 and 2004, respectively.

(14)	Shareholders’ Equity

On November 2, 2001, the Board of Directors of the Company adopted a Shareholder Rights Plan (the “Rights Plan”) and declared a dividend of one preferred share purchase right (a “Right”) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group who is deemed an Acquiring Person as defined in the Rights Plan acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group who is deemed an Acquiring Person has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of the acquiring company’s common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to buy one one-thousandth of a Series A preferred share (“Preferred Share”), at an exercise price of $200, subject to adjustment. Each Preferred Share will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of common stock. The Rights will expire on November 2, 2011, unless the date is extended or unless the Rights are earlier redeemed or exchanged at the option of the Board of Directors for $0.0001 per Right. Generally, each share of common stock issued after November 5, 2001 will have one Right attached. The adoption of the Rights Plan has no impact on the financial position or results of operations of the Company.

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

37	Optical Cable Corporation

(15)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(16)	New Accounting Standards

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, (“SFAS 151”), Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires these costs be treated as current period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have any significant effect on the Company’s financial position, results of operations and liquidity.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”), Share-Based Payment. SFAS 123(R) is a revision of FASB SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of SFAS 123(R), as amended by a rule adopted by the SEC on April 14, 2005, are effective for public entities that do not file as small business issuers as of the beginning of the fiscal year that begins after June 15, 2005. See note 9 for a description of the impact to the Company’s financial position, results of operations and liquidity due to the adoption of SFAS 123(R).

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, (the “Jobs Creation Act of 2004”). The Jobs Creation Act of 2004 introduces a special tax deduction on qualified production activities. FSP 109-1 concludes that this deduction should be accounted for as a special tax deduction in accordance with SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction is reported in the same period in which the deduction is claimed in the Company’s tax return. The adoption of FSP 109-1 did not have a material impact on our financial position, results of operations or liquidity.

Optical Cable Corporation	38

(17)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2006 and 2005:

	Quarter ended
Fiscal year ended October 31, 2006	January 31	April 30	July 31	October 31
Net sales	$9,870,320	$11,239,276	$11,579,575	$12,641,226
Gross profit	3,296,375	3,400,665	3,976,499	4,748,606
Income (loss) before income taxes	(342,281)	(482,158)	278,621	1,048,621
Net income (loss)	(219,513)	(309,210)	127,974	751,379
Basic and diluted net income (loss) per share	(0.04)	(0.05)	0.02	0.13

	Quarter ended
Fiscal year ended October 31, 2005	January 31	April 30	July 31	October 31
Net sales	$11,139,368	$11,609,312	$11,348,373	$11,801,494
Gross profit	4,588,790	4,729,336	4,277,263	4,236,318
Income before income taxes	356,030	571,875	585,959	308,317
Net income	222,685	363,740	390,711	194,761
Basic and diluted net income per share	0.04	0.06	0.07	0.03

39	Optical Cable Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying balance sheets of Optical Cable Corporation as of October 31, 2006 and 2005, and the related statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation as of October 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the financial statements, on November 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ KPMG LLP

Roanoke, Virginia
January 25, 2007

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

January 25, 2007

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

Annual Meeting

The 2007 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 27th, 2007, at the Hotel Roanoke & Conference Center, 110 Shenandoah Avenue, Roanoke, Virginia.

Optical Cable Corporation	42

Corporate Information

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCCF. As of October 31, 2006 and December 31, 2006, there were approximately 5,800 and 5,600 shareholders of record, respectively. On January 18, 2007, our common stock closed at a price of $4.61 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2006	High	Low
First Quarter	$6.39	$5.10
Second Quarter	$6.48	$4.46
Third Quarter	$5.16	$3.69
Fourth Quarter	$5.83	$3.41

	Range of Bid Prices
Fiscal year ended October 31, 2005	High	Low
First Quarter	$6.57	$4.45
Second Quarter	$5.46	$4.26
Third Quarter	$6.87	$4.20
Fourth Quarter	$7.44	$5.36

We have not paid or declared any cash dividends on our common stock since our initial public offering in 1996 and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

43	Optical Cable Corporation

OPTICAL CABLE CORPORATION

Corporate Information

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer

Luke J. Huybrechts	Senior Vice President of Operations

Tracy G. Smith	Vice President and Chief Financial Officer

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder R. Frazier, Incorporated

John M. Holland	Principal and Founder Holland Technical Services

Luke J. Huybrechts	Senior Vice President of Operations Optical Cable Corporation

Craig H. Weber	Managing Partner Hollymeade Group, LLC

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President and Chief Executive Officer RGC Resources, Inc.

Optical Cable Corporation	44