Form 10-K, Exhibit 13
period 2007-10-31
OPTICAL CABLE CORP
filed 2008-01-29
CIK 1000230

Exhibit 13

OPTICAL CABLE CORPORATION

Annual Report

2007

Cover (About the Artist) Doug Thompson is a Richmond-based illustrator specializing in watercolors whose editorial work has appeared in countless regional and national publications. Through his work with businesses and advertising agencies, he has played a valuable role in developing corporate identities and advertising campaigns for both small and large companies.

TABLE OF CONTENTS

3	Selected Financial Information

4	Letter to Shareholders

7	Management’s Discussion and Analysis

18	Financial Statements

22	Notes to Financial Statements

38	Report of Independent Registered Public Accounting Firm

39	Management’s Statement of Responsibility

40	Corporate Information

1

Page intentionally left blank

Optical Cable Corporation	2

Selected Financial Information

(in thousands, except per share data and footnotes)

	Years ended October 31,
	2007	2006	2005	2004	2003
Statement of Income Information:
Net sales	$45,503	$45,330	$45,899	$43,218	$41,114
Cost of goods sold	28,333	29,908	28,067	26,515	26,505

Gross profit	17,170	15,422	17,832	16,703	14,609

Selling, general and administrative expenses	15,300	14,900	16,026	15,457	13,309
Shareholder litigation settlement expense (1)	—	—	—	—	871
Loss on impairment of machinery and equipment (2)	—	—	—	—	117

Income from operations	1,870	522	1,806	1,246	312

Other income (expense), net:
Interest income (expense), net	21	(10)	(21)	(113)	(159)
Other, net	27	(9)	37	(19)	39

Income before income taxes	1,918	503	1,822	1,114	192

Income tax expense (benefit)	665	152	650	364	(123)

Net income	$1,253	$351	$1,172	$750	$315

Net income per share:
Basic and diluted	$0.21	$0.06	$0.20	$0.13	$0.05

Weighted average shares:
Basic	6,089	5,954	5,776	5,587	5,736

Diluted	6,096	5,966	5,800	5,618	5,744

Balance Sheet Information:
Cash and cash equivalents	$3,139	$555	$3,290	$4,342	$2,337
Working capital	15,937	14,441	15,159	15,360	14,277
Total assets	37,281	34,791	34,944	32,113	30,185
Bank debt	—	991	—	—	—
Total shareholders’ equity	31,978	30,435	29,345	27,675	26,634

(1)	The Company recorded a charge during fiscal year 2003 in the amount of $870,549, representing the costs incurred during the year as a result of the settlement of a consolidated shareholder class action lawsuit arising from the actions of the Company’s former chief executive officer.
(2)	The Company recorded a charge during fiscal year 2003 in the amount of $117,337 due to a loss on impairment of machinery and equipment in connection with an automation upgrade to the Company’s production lines.

3	Optical Cable Corporation

Dear Shareholders:

Solid Progress and Strong Results

I am pleased to report to you that the Optical Cable Team achieved increases in net sales, gross profits and net income in fiscal year 2007, as compared to the prior year.

Despite a slow first quarter, our net income in fiscal year 2007 exceeded not only the results of fiscal year 2006, but also the results of fiscal year 2005—delivering on a prediction I made to you at this time last year.

During fiscal year 2007:

•	Net income increased sharply to $1.3 million, or $0.21 per basic and diluted share, from $351,000, or $0.06 per basic and diluted share, for fiscal year 2006.

•	Gross profits increased 11.3% to $17.2 million, up from $15.4 million in fiscal year 2006. At the same time, gross profit margins increased to 37.7% in 2007, up from 34.0% in fiscal year 2006.

•

Net sales increased to $45.5 million, compared to net sales of $45.3 million in the prior year, with net sales to customers outside the U.S. showing particular strength—increasing 22.7% to $12.9 million in fiscal 2007.

•

We reported net cash provided by operating activities of $6.0 million, increased our cash on hand to $3.1 million dollars, and ended fiscal year 2007 with no bank debt and bank credit facilities in place permitting Optical Cable to borrow up to $13.5 million.

Strategic Investments Generating Significant Benefits

The financial results achieved in fiscal year 2007 were made possible by the combination of hard work and dedication of Optical Cable’s employees, as well as the investments we made to significantly upgrade Optical Cable’s facilities, processes and systems. We made significant changes in an effort to position the Company to consistently deliver higher net income and gross profit margins, and we are pleased to have delivered on these objectives in fiscal year 2007.

Executing our internal improvement strategy has made Optical Cable a stronger company, better positioned for long-term growth and value creation. By investing for the future, we believe we have increased plant efficiency, improved customer service and enhanced the scalability of our business. We believe we will continue to realize savings and growth opportunities made possible by the investments made over the past few years, in fiscal 2008 and beyond.

Optical Cable Corporation	4

A Year of Accomplishments

In addition to the Company’s financial accomplishments in fiscal 2007, the Optical Cable Team has achieved a number of important awards and milestones:

•

Optical Cable was honored as START-IT magazine’s 2007 Manufacturer of the Year (mid-market category). START-IT magazine’s Manufacturer of the Year awards honor manufacturing companies demonstrating excellence and an ability to embrace today’s challenges and overcome hurdles to remain competitive. Optical Cable was recognized for its capital investments designed to improve competitiveness (including implementation of its new ERP system), for its strong commitment to its workforce and community, and for its ability to successfully compete in a complex, global marketplace.

•

Optical Cable was named 2007 Business of the Year by the Blue Ridge Business Journal. The Blue Ridge Business Journal is a one of the most respected business publications in Virginia, and reports on business news for the NewVA and Blue Ridge regions of the Commonwealth.

•

The Company’s ground tactical fiber optic cables were fully qualified by the U.K. Ministry of Defence, meeting all of the U.K. MoD’s stringent military requirements. As a result, Optical Cable Corporation is a qualified supplier of the U.K. MoD’s Def-Stan 60-1, Part 3 ground tactical fiber optic cable. This U.K. MoD qualification is in addition to a previously earned qualification from the U.S. military. The Company’s ground tactical fiber optic cable is qualified to the U.S. Department of Defense’s MIL-PRF-85045/8A standard for ground tactical fiber optic cable—and Optical Cable is still the only fiber optic cable manufacturer fully qualified to this U.S. military standard.

•

Optical Cable entered into a five-year contract to supply Tactical Fiber Optic Cable Assemblies (TFOCA) to the U.S. Army Communications-Electronics Command (CECOM) early in fiscal 2008. CECOM deploys ground tactical fiber optic cable assemblies worldwide to support the tactical communication requirements of the U.S. military, as well as certain other allied militaries. The U.S. Army may purchase up to $2.6 million of the TFOCA assemblies over the life of the contract, if the U.S. Army exercises all delivery options.

Optical Cable’s recent contract with CECOM is in addition to an existing five-year contract with CECOM awarded in November 2006. Under the existing contract, CECOM may acquire up to approximately $4.6 million of TFOCA assemblies over the life of the contract, if all delivery options are exercised. CECOM has already purchased or ordered from Optical Cable approximately $3.0 million of TFOCA assemblies under the existing contract.

•

And just last week, Optical Cable was notified that it has been named 2008 Exporter of the Year (information technology/telecommunications category) by ThinkGlobal, Inc., the publisher of Commercial News USA, the official export promotion magazine of the U.S. Department of Commerce.

5	Optical Cable Corporation

Looking Forward to 2008

During the coming year, Optical Cable will continue to focus on growing sales in its commercial markets and targeted specialty markets; further improving its facilities and capabilities; and pursuing strategic opportunities to complement its fiber optic cable offering.

The Optical Cable Team is committed to further improving the Company’s operational and financial performance in fiscal year 2008. And, early indications are that Optical Cable’s net sales during the first quarter will be strong relative to the same period last year. Though economic conditions may present new challenges, with a solid balance sheet, no bank debt and available credit facilities, Optical Cable is well positioned for success.

We are confident that Optical Cable has the right strategies in place to serve its customers and drive growth and profitability. In fiscal year 2007, Optical Cable realized benefits from the successful execution on our strategic plan. We look forward to delivering further improvement in fiscal year 2008 as we continue to position Optical Cable for long-term shareholder value creation.

Thank you for your continued interest in Optical Cable Corporation.

/s/ Neil D. Wilkin, Jr.
Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer

January 28, 2008

Optical Cable Corporation	6

Management’s Discussion and Analysis of Results

of Operations and Financial Condition

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber); our dependence on a single manufacturing facility; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences of competing technologies, including copper cable and wireless, relative to fiber optic cable; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the impact of changes in accounting policies, including those by the Securities and Exchange Commission and the Public Company Accounting Oversight Board; our ability to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, and/or making investments in or with, parties that compete with and/or have conflicts with customers of ours; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the acquisition of us by another company; the additional costs of considering and possibly defending our position on such unsolicited proposals regarding the acquisition of us by another company; impact of weather or natural disasters in the areas of the world in which we operate and market our products; economic downturns and/or changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive. We incorporate by reference those factors included in current reports on Form 8-K.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Summary of Company Performance for Fiscal Year 2007

After lower than expected net sales in our first quarter, we recovered nicely in the second and third quarters, and we were able to finish fiscal year 2007 with strong financial results. During the fourth quarter, our net sales reached $13.4 million and our net income was $810,000, or $0.13 per basic and diluted common share—both financial measures surpassing those of our record setting (since the telecommunications downturn in 2001) fourth quarter of fiscal year 2006. We believe our net income of $1.3 million for fiscal year 2007 is indicative of our ability to leverage the investments we have made to improve our facilities, processes, systems and personnel to deliver greater shareholder returns.

7	Optical Cable Corporation

Net sales for fiscal year 2007 as a whole increased slightly when compared to fiscal year 2006. During fiscal year 2007, we continued to experience substantial growth in international net sales and experienced increases in net sales in certain of our targeted specialty markets. These gains were partially offset, however, by a decrease in net sales in our commercial market. We reported net income in fiscal year 2007 of $1.3 million, or $0.21 per basic and diluted common share, compared to net income of $351,000, or $0.06 per basic and diluted common share, in fiscal year 2006.

Overview of Optical Cable Corporation

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

Our tight-buffered fiber optic cables are used for high bandwidth transmission of data, video and audio communications. The enterprise market into which we sell includes local area network and premises markets. Our fiber optic cables are well-suited for use in various other short- to moderate-distance applications as well.

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, various smaller distributors, original equipment manufacturers and value-added resellers. For the years ended October 31, 2007, 2006 and 2005, approximately 72%, 77% and 85%, respectively, of net sales were from customers located in the United States, while approximately 28%, 23% and 15%, respectively, of net sales were from customers located outside of the United States. Substantially all of our sales to customers outside of the United States are denominated in U.S. dollars. We believe the increase in the percentage of net sales to customers located outside of the United States in 2007 compared to 2006 and 2005 is primarily the result of certain organizational changes and increased sales efforts in certain international markets. We can experience fluctuations in the percentage of net sales to customers outside of the United States from period to period based on the timing of large orders, coupled with the impact of increases or decreases in sales to customers located in the United States.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss, based on shipping terms. In fiscal years 2007, 2006 and 2005, one major domestic distributor accounted for 11.7%, 15.7% and 15.4% of our net sales, respectively. Other than this distributor, no single customer accounted for more than 10% of our net sales in fiscal years 2007, 2006 or 2005.

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

Optical Cable Corporation	8

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

Results of Operations

The following table sets forth and highlights fluctuations in selected line items from our statements of income for the periods indicated:

	Fiscal Years Ended October 31,			Fiscal Years Ended October 31,
	2007	2006	Percent Change	2006	2005	Percent Change
Net sales	$45,500,000	$45,300,000	0.04%	$45,300,000	$45,900,000	(1.2)%
Gross profit	17,200,000	15,400,000	11.3	15,400,000	17,800,000	(13.5)
SG&A expenses	15,300,000	14,900,000	2.7	14,900,000	16,000,000	(7.0)
Net income	1,300,000	351,000	257.3	351,000	1,172,000	(70.1)

Net Sales

Net sales increased to $45.5 million in fiscal year 2007 from $45.3 million in fiscal year 2006. Net sales outside the U.S. increased 22.7% to $12.9 million compared to $10.5 million last year, while net sales in the U.S. for fiscal year 2007 decreased 6.4% to $32.6 million compared to $34.8 million last year. Quarterly net sales ranged from $9.3 million during the first quarter of 2007 to $13.4 million during the fourth quarter of 2007. We experienced an increase in net sales during fiscal year 2007 in our specialty markets compared to last year, but this increase was partially offset by decreases in net sales in our commercial market. Net sales to customers outside the United States continued to show substantial strength during fiscal year 2007 compared to last year, while net sales to customers in the United States decreased due to lower sales in our commercial market. We believe these product sales patterns are a result of a number of factors including market demand fluctuations, the timing of projects and other factors affecting product demand in certain specialty markets and our commercial market.

Additionally, we believe our net sales have generally been impacted by seasonality factors wherein we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. Since fiscal year 2001, we have seen that this pattern may be substantially altered by the timing of larger projects or other economic factors impacting our industry or impacting the industries of our customers and end-users. As a result, while we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year. We believe net sales trends so far during the first quarter of fiscal year 2008 indicate that the quarter will be impacted by seasonality factors.

9	Optical Cable Corporation

Net sales decreased 1.2% to $45.3 million in fiscal year 2006 from $45.9 million in fiscal year 2005. Net sales in the U.S. for fiscal year 2006 decreased 10.7% to $34.8 million compared to $39.0 million in fiscal year 2005, while net sales outside the U.S. increased 52.0% to $10.5 million in fiscal year 2006 compared to $6.9 million in fiscal year 2005. Quarterly net sales ranged from $9.9 million during the first quarter of 2006 to $12.6 million during the fourth quarter of 2006. We experienced an increase in net sales in fiscal year 2006 in our commercial market compared to fiscal year 2005, but the increase was more than offset by decreases in net sales for certain of our specialty markets. Overall, net sales to customers outside the United States showed substantial strength during fiscal year 2006 compared to fiscal year 2005, while net sales to customers in the United States decreased due to lower sales in certain specialty markets.

Gross Profit

Gross profit increased 11.3% to $17.2 million in fiscal year 2007 from $15.4 million in fiscal year 2006. Gross profit margin, or gross profit as a percentage of net sales, increased to 37.7% for fiscal year 2007 compared to 34.0% for fiscal year 2006. Quarterly gross profit margins during fiscal year 2007 were 32.1%, 36.5%, 40.2% and 40.5% during the first, second, third and fourth quarters, respectively.

We believe that the benefits of the investments made in our systems, processes and facilities are being realized. During fiscal year 2007, our manufacturing lead times decreased, our manufacturing efficiencies improved and we experienced improved gross profit margins when compared to fiscal year 2006. We believe these improvements are in part the result of the successful implementation of the major portions of our new ERP system, as well as overcoming certain ERP implementation challenges.

Our gross profit margin percentages are heavily dependent upon product mix and may deviate from expectations based on both anticipated and unanticipated changes in product mix. We believe the product sales pattern during fiscal year 2007 was impacted by a number of factors including the timing of projects and other factors affecting product demand.

We believe the improvement in gross profit margins throughout fiscal year 2007 is primarily a result of improved manufacturing efficiencies as discussed above, rather than a significant increase in the sale of a mix of products with relatively higher margins.

Gross profit decreased 13.5% to $15.4 million in fiscal year 2006 from $17.8 million in 2005. Gross profit margin, or gross profit as a percentage of net sales, decreased to 34.0% for fiscal year 2006 from 38.9% for 2005. Our gross profit margin in fiscal year 2006, compared to fiscal year 2005, was negatively impacted by a temporary decrease in manufacturing efficiencies during fiscal year 2006, in part resulting from process and system changes in connection with our new ERP system and other initiatives.

Selling, General and Administrative Expenses

SG&A expenses increased 2.7% to $15.3 million in fiscal year 2007 from $14.9 million in 2006. SG&A expenses as a percentage of net sales were 33.6% in fiscal year 2007 compared to 32.9% in 2006. The higher percentage in fiscal year 2007 reflects the fact that net sales for the period increased less than 1.0% compared to 2006, while SG&A expenses increased 2.7% compared to 2006. The largest element of the net increase in SG&A expenses during 2007 compared to 2006 was compensation costs. Compensation costs have increased when comparing fiscal year 2007 to fiscal year 2006 primarily as a result of increases in amounts accrued for employee performance-based incentives based on improved financial results during fiscal year 2007.

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

Optical Cable Corporation	10

Other Income (Expense), Net

We recognized other income, net in fiscal year 2007 of $48,000 compared to other expense, net of $19,000 in fiscal year 2006. Other income (expense), net is comprised of interest income, interest expense and other miscellaneous items and was positively impacted by our investment of cash in overnight repurchase agreements during fiscal year 2007 and the resulting interest earned thereon.

We recognized other expense, net in fiscal year 2006 of $19,000 compared to other income, net of $17,000 in fiscal year 2005.

Income Before Income Taxes

Income before income taxes was $1.9 million in fiscal year 2007 compared to income before income taxes of $503,000 in 2006. This increase was primarily due to the increase in gross profit of $1.7 million, partially offset by an increase in SG&A expenses of $400,000.

Income before income taxes was $503,000 in fiscal year 2006 compared to income before income taxes of $1.8 million in 2005. This decrease was primarily due to the decrease in gross profit of $2.4 million, partially offset by a decrease in SG&A expenses of $1.1 million.

Income Tax Expense

Income tax expense totaled $665,000 in fiscal year 2007 compared to income tax expense of $152,000 in 2006. Our effective tax rate for fiscal year 2007 was 34.7%, compared to an effective tax rate of 30.3% during fiscal year 2006. Generally, fluctuations in our effective tax rates are primarily due to the amount and timing of various tax deductions and benefits.

Income tax expense totaled $152,000 in fiscal year 2006 compared to income tax expense of $650,000 in 2005. Our effective tax rate for fiscal year 2006 was 30.3% compared to an effective tax rate of 35.7% for fiscal year 2005.

Net Income

Net income increased 257.3% to $1.3 million in fiscal year 2007 compared to $351,000 in 2006. This increase was primarily due to the factors previously described as contributing to the increase in income before income taxes, partially offset by an increase in income tax expense of $513,000 in 2007 compared to 2006.

Net income decreased 70.1% to $351,000 in fiscal year 2006 compared to $1.2 million in 2005. This decrease was primarily due to the factors previously described as contributing to the decrease in income before income taxes, partially offset by a decrease in income tax expense of $498,000 in 2006 compared to 2005.

Financial Condition

Total assets increased $2.5 million, or 7.2%, to $37.3 million at October 31, 2007, from $34.8 million at October 31, 2006. This increase was primarily due to a $2.6 million increase in cash and cash equivalents and a $1.2 million increase in note receivable, partially offset by a $1.3 million decrease in inventories. Further detail regarding the increase in cash and cash equivalents is provided in our discussion of “Liquidity and Capital Resources.” The increase in note receivable is due to additional advances made by us to a start-up connector company during fiscal year 2007 and the inventory decrease is largely the result of efforts to optimize inventory levels. Our new ERP system allows us to better plan inventory types and quantities on hand by increasing visibility of inventory available for use in production and providing improved tools for production planning.

Total liabilities increased $947,000, or 21.7%, to $5.3 million at October 31, 2007 from $4.4 million at October 31, 2006. This increase was primarily due to a $969,000 increase in accounts payable and accrued expenses and a $734,000 increase in accrued compensation and payroll taxes, partially offset by a $991,000 decrease in note payable to bank under our lines of credit. The increase in accounts payable and accrued expenses resulted primarily from the timing of raw material receipts during the fourth quarter that remained unpaid at year end. The increase in accrued compensation and payroll taxes resulted from the accrual for employee performance-based incentives based on our financial results during fiscal year 2007.

11	Optical Cable Corporation

Total shareholders’ equity at October 31, 2007 increased $1.5 million, or 5.1% during fiscal year 2007. The increase resulted from net income retained of $1.3 million, share-based compensation totaling $732,000 and proceeds from the exercise of warrants to purchase common stock totaling $281,000, partially offset by the repurchase and retirement of 141,273 shares of our common stock for $723,000.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2007 have been to fund working capital requirements, repayment of the note payable to our bank, capital expenditures, and advances to a start-up connector company described further herein. Our primary source of capital for these purposes has been existing cash and cash equivalents and cash provided by operations. As of October 31, 2007, we had no outstanding balance under our bank lines of credit. As of October 31, 2006, we had an outstanding loan balance of $991,000 under one of our bank lines of credit.

Our cash totaled $3.1 million as of October 31, 2007, an increase of $2.6 million, compared to $555,000 as of October 31, 2006. The increase in cash for the fiscal year ended October 31, 2007, primarily resulted from net cash provided by operating activities of $6.0 million, partially offset by capital expenditures totaling $830,000, advances by us pursuant to a note receivable (described further herein) totaling $1.2 million, the repayment of our outstanding borrowings under our bank line of credit totaling $991,000 and the repurchase and retirement of 141,273 shares of our common stock for $723,000.

On October 31, 2007, we had working capital of $15.9 million, compared to $14.4 million as of October 31, 2006. The ratio of current assets to current liabilities as of October 31, 2007, was 4.3 to 1 compared to 4.4 to 1 as of October 31, 2006. The increase in working capital during fiscal year 2007 was primarily caused by the $2.6 million increase in cash and cash equivalents and the $991,000 decrease in note payable to our bank line of credit, partially offset by a $1.3 million decrease in inventories and the $1.7 million increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes.

Net cash provided by operating activities was $6.0 million in fiscal year 2007, compared to net cash used in operating activities of $58,000 in fiscal year 2006 and net cash provided by operating activities of $2.1 million in 2005.

Net cash provided by operating activities during fiscal year 2007 primarily resulted from net income of $1.3 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.6 million and share-based compensation expense of $732,000. Additionally, the decrease in inventories totaling $1.3 million and the increase in accounts payable and accrued expenses (including accrued compensation and payroll taxes) totaling $1.7 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in accounts receivable, net of $883,000. The increase in accounts receivable, net resulted from increased sales generated in the fourth quarter of fiscal year 2007 when compared to fiscal year 2006.

Net cash used in operating activities during fiscal year 2006 primarily resulted from certain adjustments to reconcile net income to net cash used in operating activities, including depreciation and amortization of $1.4 million and share-based compensation expense of $733,000, offset by a decrease in accrued compensation and payroll taxes totaling $1.3 million and a decrease in accounts payable and accrued expenses totaling $858,000. Share-based compensation expense increased compared to 2005 as a result of the adoption of SFAS 123(R) and the January 28, 2006 restricted stock grant while accrued compensation decreased compared to 2005 as a result of decreases in employee incentives due to the fact that the financial results during fiscal year 2006 were less favorable than planned.

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

Optical Cable Corporation	12

Net cash used in investing activities totaled $2.0 million in fiscal year 2007, compared to $3.6 million in 2006 and $3.2 million in 2005. Net cash used in investing activities during fiscal years 2007, 2006 and 2005 resulted primarily from purchases of property and equipment, deposits for the purchase of property and equipment and advances made to a start-up company described further herein.

On April 22, 2005, we agreed to extend a loan to a start-up connector company, Applied Optical Systems, Inc. (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies for certain niche markets. The Borrower offers complementary products to our product offering and was incorporated in December 2003. The Borrower currently has limited revenues and assets and is incurring net losses. As of October 31, 2007 and 2006, total assets of the Borrower, based on audited financial information, was equivalent to approximately 5.2% and 4.5%, respectively, of our total assets. Total revenues of the Borrower, based on audited financial information for the year ended October 31, 2007 and unaudited financial information for the year ended October 31, 2006, was equivalent to approximately 6.7% and 5.0% of our net sales for fiscal years 2007 and 2006, respectively.

This loan, and the related transactions described further herein, is part of a strategy designed to provide us with the ability to expand our product line offering in certain market niches in which we currently sell our fiber optic cable products and to preserve channels to market for our existing product line offering in those market niches over the longer term.

Through October 31, 2007 and 2006, we had advanced a total of $3.5 million and $2.2 million, net (including accrued interest and accounts receivable from product sales), respectively, to the Borrower. The note receivable, which matures July 31, 2008, is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum. Two of the founders of the Borrower have also personally guaranteed amounts up to two-thirds of the principal balance outstanding on the note receivable plus two-thirds of any accrued interest related to the note receivable. In connection with the loan, we were issued a warrant by the Borrower which, as amended, gives us the right to purchase a fifty-six percent (56%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1.5 million. In addition, we were granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon our exercise of the warrant or the Borrower’s failure to repay the loan when due. The note receivable is callable by us at any time. Our rights under the warrant terminate if the warrant is not exercised prior to the expiration date. Subsequent to October 31, 2007, we made additional advances to the Borrower totaling $270,000.

Net cash used in financing activities was $1.4 million in fiscal year 2007 compared to net cash provided by financing activities of $878,000 in fiscal year 2006 and $20,000 in fiscal year 2005. Net cash used in financing activities in fiscal year 2007 resulted from repayment of a note payable to our bank under one of our lines of credit in the amount of $991,000 and the repurchase and retirement of 141,273 shares of our common stock for $723,000, partially offset by proceeds received from the exercise of warrants to purchase our common stock totaling $281,000. Net cash provided by financing activities in fiscal year 2006 resulted from proceeds from a note payable to our bank under our line of credit and proceeds received from the exercise of warrants, partially offset by payments for financing costs associated with amending and restating our former credit facility and obtaining our new credit facilities. Net cash provided by financing activities in fiscal year 2005 resulted entirely from proceeds received from the exercise of warrants to purchase our common stock.

On September 25, 2006, we established revolving credit facilities with Valley Bank. The credit facilities with Valley Bank provide a working capital line of credit (the “Working Capital Facility”), a machinery and equipment line of credit (the “Machinery and Equipment Facility”) and a real estate term loan (the “Real Estate Loan”), which together replaced our former credit facility with Wachovia Bank, National Association. The Working Capital Facility, the Machinery and Equipment Facility and the Real Estate Loan together provide us with an aggregate maximum of $13.5 million in available credit, less any borrowings.

As of October 31, 2007, we had credit totaling approximately $13.4 million unused and available, after considering borrowing base calculations. As of October 31, 2007, we had no outstanding borrowings under our Working Capital Facility, the Machinery and Equipment Facility or the Real Estate Loan.

If not sooner demanded, the Working Capital Facility and the Machinery and Equipment Facility expire on February 28, 2008, but are expected to be extended. Of the $13.5 million aggregate maximum availability, $6.5 million relates to the Real Estate Loan. The period of time in which advances under the Real Estate Loan may be made has been extended until February 28, 2009. If no advances are made under the Real Estate Loan by February 28, 2009, the Real Estate Loan will expire, if not further extended.

13	Optical Cable Corporation

We believe that our cash flow from operations, our cash on hand and our existing credit facilities will be adequate to fund our operations for at least the next twelve months.

From time to time, we are involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2007, excluding fiscal years 2001 and 2002. Fiscal years 2001 and 2002 are excluded because we believe net sales did not follow this pattern due to overall economic conditions in the industry.

We believe our net sales have generally been impacted by seasonality factors. We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. Since fiscal year 2001, we have seen that this pattern may be substantially altered by the timing of larger projects or other economic factors impacting our industry or impacting the industries of our customers and end-users. As a result, while we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Contractual Obligations and Commitments

As of October 31, 2007, we have no disclosable contractual obligations and commitments that will significantly impact our future liquidity.

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

Optical Cable Corporation	14

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2007, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

Future Accounting Considerations

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB

15	Optical Cable Corporation

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

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies the definition of fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (“SFAS 158”) an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS 158 is effective for recognition of the funded status of the benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity as we do not have a defined benefit pension plan or other postretirement plans.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows entities to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Statement will be effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of SFAS 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. SFAS 141(R) becomes effective for fiscal periods beginning after December 15, 2008. We are currently evaluating the impact of SFAS 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 becomes effective for fiscal periods beginning after December 15, 2008. We are currently evaluating the impact of SFAS 160.

Optical Cable Corporation	16

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

As of December 31, 2007, there are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting or financial disclosure made during our fiscal year ended October 31, 2007.

17	Optical Cable Corporation

Balance Sheets

October 31, 2007 and 2006

	October 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$3,138,878	$555,272
Trade accounts receivable, net of allowance for doubtful accounts of $246,803 in 2007 and $238,455 in 2006	9,056,964	8,296,996
Other receivables	199,985	115,824
Inventories	7,340,370	8,614,871
Prepaid expenses and other assets	371,194	545,057
Deferred income taxes	707,388	619,047

Total current assets	20,814,779	18,747,067
Property and equipment, net	12,896,564	13,650,007
Note receivable	3,490,677	2,244,182
Other assets, net	79,220	149,853

Total assets	$37,281,240	$34,791,109

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$2,968,620	$1,999,536
Accrued compensation and payroll taxes	1,495,294	761,585
Income taxes payable	413,664	553,989
Note payable to bank	—	990,724

Total current liabilities	4,877,578	4,305,834
Deferred income taxes—noncurrent	425,188	50,335

Total liabilities	5,302,766	4,356,169

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,090,331 shares in 2007 and 6,008,016 shares in 2006	3,683,754	2,670,343
Retained earnings	28,294,720	27,764,597

Total shareholders’ equity	31,978,474	30,434,940
Commitments and contingencies

Total liabilities and shareholders’ equity	$37,281,240	$34,791,109

See accompanying notes to financial statements.

Optical Cable Corporation	18

Statements of Income

Years ended October 31, 2007, 2006 and 2005

	Years ended October 31,
	2007	2006	2005
Net sales	$45,502,705	$45,330,397	$45,898,547
Cost of goods sold	28,332,900	29,908,252	28,066,840

Gross profit	17,169,805	15,422,145	17,831,707

Selling, general and administrative expenses	15,299,861	14,900,094	16,026,075

Income from operations	1,869,944	522,051	1,805,632

Other income (expense), net:
Interest income	119,238	38,324	33,942
Interest expense	(98,382)	(48,449)	(54,663)
Other, net	27,166	(9,123)	37,270

Other income (expense), net	48,022	(19,248)	16,549

Income before income taxes	1,917,966	502,803	1,822,181

Income tax expense	665,328	152,173	650,284

Net income	$1,252,638	$350,630	$1,171,897

Net income per share:
Basic and diluted	$0.21	$0.06	$0.20

See accompanying notes to financial statements.

19	Optical Cable Corporation

Statements of Shareholders’ Equity

Years ended October 31, 2007, 2006 and 2005

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2004	5,608,123	$1,433,351	$26,242,070	$27,675,421

Share-based compensation, net	188,717	477,412	—	477,412
Exercise of warrants ($4.88 per share)	4,135	20,181	—	20,181
Net income	—	—	1,171,897	1,171,897

Balances at October 31, 2005	5,800,975	1,930,944	27,413,967	29,344,911

Share-based compensation, net	205,701	732,861	—	732,861
Exercise of warrants ($4.88 per share)	1,340	6,538	—	6,538
Net income	—	—	350,630	350,630

Balances at October 31, 2006	6,008,016	2,670,343	27,764,597	30,434,940

Share-based compensation, net	166,016	732,458	—	732,458
Repurchase and retirement of common stock (at cost)	(141,273)	—	(722,515)	(722,515)
Exercise of warrants ($4.88 per share)	57,572	280,953	—	280,953
Net income	—	—	1,252,638	1,252,638

Balances at October 31, 2007	6,090,331	$3,683,754	$28,294,720	$31,978,474

See accompanying notes to financial statements.

Optical Cable Corporation	20

Statements of Cash Flows

Years ended October 31, 2007, 2006 and 2005

	Years ended October 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$1,252,638	$350,630	$1,171,897
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,603,741	1,400,498	1,286,706
Bad debt expense (recovery)	28,197	(89,116)	8,728
Deferred income tax expense (benefit)	286,512	(165,173)	384,803
Share-based compensation expense	732,458	732,861	477,412
Loss (gain) on disposal of machinery and equipment	1,255	—	(10,450)
(Increase) decrease in:
Trade accounts receivable	(883,440)	(298,276)	27,054
Other receivables	(84,161)	42,516	(74,470)
Inventories	1,274,501	91,210	(2,157,319)
Prepaid expenses and other assets	80,472	(67,222)	81,121
Accrued interest on note receivable	—	(36,393)	—
Other assets, net	133,953	147,629	(165,065)
Increase (decrease) in:
Accounts payable and accrued expenses	977,341	(858,077)	525,868
Accrued compensation and payroll taxes	733,709	(1,337,571)	144,477
Income taxes payable	(140,325)	28,649	385,734

Net cash provided by (used in) operating activities	5,996,851	(57,835)	2,086,496

Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(829,764)	(2,290,372)	(2,363,950)
Proceeds from disposal of property and equipment	25	—	10,450
Investment in other assets	—	(136,376)	—
Note receivable	(1,151,220)	(1,128,150)	(805,000)

Net cash used in investing activities	(1,980,959)	(3,554,898)	(3,158,500)

Cash flows from financing activities:
Proceeds from and repayment of note payable to bank, net	(990,724)	990,724	—
Payments for financing costs	—	(119,390)	—
Repurchase of common stock	(722,515)	—	—
Proceeds from exercise of warrants	280,953	6,538	20,181

Net cash provided by (used in) financing activities	(1,432,286)	877,872	20,181

Net increase (decrease) in cash and cash equivalents	2,583,606	(2,734,861)	(1,051,823)
Cash and cash equivalents at beginning of year	555,272	3,290,133	4,341,956

Cash and cash equivalents at end of year	$3,138,878	$555,272	$3,290,133

Supplemental disclosure of cash flow information:
Cash payments for interest	$4,991	$10,425	$—

Income taxes paid (refunded), net	$519,142	$288,697	$(120,253)

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$8,257	$117,081	$105,625

See accompanying notes to financial statements.

21	Optical Cable Corporation

Notes to Financial Statements

Years ended October 31, 2007, 2006 and 2005

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

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

The Company maintained its primary cash accounts at two commercial banks during fiscal years 2007 and 2006. Accounts in both banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of October 31, 2007 and 2006, the Company had bank deposits in excess of $100,000 totaling $3,038,578 and $454,972, respectively.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2007 the Company had cash equivalents, in the form of an overnight repurchase agreement with Valley Bank, totaling $3.5 million. As of October 31, 2006, the Company had no cash equivalents.

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

Optical Cable Corporation	22

(e)	Capitalized costs of potential acquisitions

The Company capitalizes costs associated with potential acquisitions until such time negotiations are abandoned or successfully completed. As of October 31, 2007, the Company did not have any capitalized costs associated with potential acquisitions. As of October 31, 2006, the Company included capitalized costs of a potential acquisition totaling $136,376 in other assets, net. All such costs were written off during fiscal year 2007.

(f)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty-nine years for buildings and improvements and two to seven years for machinery and equipment and furniture and fixtures. Also see note 5.

External direct costs of materials and services consumed in developing or obtaining internal use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to an internal use computer software project, to the extent of the time spent directly on the project; and interest costs incurred when developing computer software for internal use are capitalized. Capitalized software development costs were approximately $263,000 and $1.2 million as of October 31, 2007 and 2006, respectively.

(g)	Revenue Recognition

Revenue is recognized at the time of product shipment or delivery to the customer, and the customer takes ownership and assumes risk of loss based on shipping terms.

(h)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sale transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,853,000, $1,980,000 and $1,772,000 are included in selling, general and administrative expenses for the years ended October 31, 2007, 2006 and 2005, respectively.

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

23	Optical Cable Corporation

(k)	Stock Option Plan and Other Share-Based Compensation

Effective November 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, (“SFAS 123(R)”) and related interpretations, using the modified prospective method. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective method of adopting SFAS 123(R), the Company began recognizing compensation expense beginning in its fiscal year 2006 for the remaining unvested portions of stock option awards granted prior to November 1, 2005. All such stock option awards were made prior to July 2002.

Prior to November 1, 2005, the Company had adopted the prospective method of transition for a voluntary change to the fair value based method of accounting for share-based employee compensation as allowed under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The prospective method required the Company to apply the recognition provisions to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions were first applied. During fiscal years 2007 and 2006, the Company did not grant, modify or settle any employee stock options.

For stock options granted prior to the adoption of SFAS 123(R) on November 1, 2005, the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123(R) to its stock option awards (all of which were made prior to July 2002) would have been as follows:

Year Ended October 31, 2005
Net income as reported	$1,171,897
Less total share-based employee compensation expense determined under the fair value based method, net of related tax effects	509,735

Pro forma net income	$662,162

Net income per share:
Basic and diluted:
As reported	$0.20

Pro forma	$0.11

(l)	Net Income Per Share

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

Optical Cable Corporation	24

(n)	Use of Estimates

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2007, 2006 and 2005 follows:

	Years ended October 31,
	2007	2006	2005
Balance at beginning of year	$238,455	$454,550	$464,963
Bad debt expense (recovery)	28,197	(89,116)	8,728
Losses charged to allowance	(21,850)	(150,240)	(22,229)
Recoveries added to allowance	2,001	23,261	3,088

Balance at end of year	$246,803	$238,455	$454,550

(3)	Inventories

Inventories as of October 31, 2007 and 2006 consist of the following:

	October 31,
	2007	2006
Finished goods	$2,484,892	$3,604,021
Work in process	1,609,425	1,583,952
Raw materials	3,091,307	3,248,907
Production supplies	154,746	177,991

Total	$7,340,370	$8,614,871

(4)	Note Receivable

On April 22, 2005, the Company agreed to extend a loan to a start-up connector company, Applied Optical Systems, Inc. (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies for certain niche markets. The Borrower offers complementary products to the Company’s product offering and was incorporated in December 2003. The Borrower currently has limited revenues and assets and is incurring net losses. As of October 31, 2007 and 2006, total assets of the Borrower, based on audited financial information, was equivalent to approximately 5.2% and 4.5%, respectively, of the Company’s total assets. Total revenue of the Borrower, based on audited financial information for the year ended October 31, 2007 and unaudited financial information for the year ended October 31, 2006, was equivalent to approximately 6.7% and 5.0% of the Company’s net sales for fiscal years 2007 and 2006, respectively.

This loan, and the related transactions described further herein, is part of a strategy designed to provide the Company with the ability to expand its product line offering in certain market niches in which the Company currently sells its fiber optic cable products and to preserve channels to market for the Company’s existing product line offering in those market niches over the longer term.

Through October 31, 2007 and 2006, the Company had advanced a total of $3,490,677 and $2,244,182, net (including accrued interest and accounts receivable from product sales), respectively, to the Borrower. The note receivable, which matures July 31, 2008, is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum. Two of the founders of the Borrower have also personally guaranteed amounts up to two-thirds of the principal balance outstanding on the note receivable plus two-thirds of any accrued interest related to the note receivable. In connection with the loan, the Company was issued a warrant by the Borrower which, as amended, gives the Company the right to purchase a fifty-six percent (56%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of

25	Optical Cable Corporation

$1,500,000. In addition, the Company was granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon the Company’s exercise of the warrant or the Borrower’s failure to repay the loan when due. The note receivable is callable by the Company at any time. The Company’s rights under the warrant terminate if the warrant is not exercised prior to the expiration date of July 31, 2008. Subsequent to October 31, 2007, the Company made additional advances to the Borrower totaling $270,000.

The Company sold fiber optic cables to the Borrower totaling $324,999, $231,685 and $43,880 during fiscal years 2007, 2006 and 2005, respectively. The Company has included $95,275 and $264,779 related to the sale of product to the Borrower in note receivable in the accompanying balance sheets as of October 31, 2007 and 2006, respectively.

The Company recorded interest income related to the loan totaling $32,874 and $13,381 during fiscal years 2006 and 2005, respectively, which is included in note receivable in the accompanying balance sheet as of October 31, 2007. The Company has fully reserved interest income beginning in the third quarter of fiscal year 2006 related to the loan.

(5)	Property and Equipment, Net

Property and equipment, net as of October 31, 2007 and 2006 consists of the following:

	October 31,
	2007	2006
Land	$2,745,327	$2,745,327
Building and improvements	7,079,308	7,056,256
Machinery and equipment	13,523,790	12,309,413
Furniture and fixtures	886,606	886,111
Construction in progress	447,204	1,945,729

Total property and equipment, at cost	24,682,235	24,942,836
Less accumulated amortization and depreciation	(11,785,671)	(11,292,829)

Property and equipment, net	$12,896,564	$13,650,007

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2007 and 2006, the Company’s accrual for estimated product warranty claims totaled $75,000 and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2007, 2006 and 2005 totaled $102,173, $198,869 and $241,043, respectively.

Optical Cable Corporation	26

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2007 and 2006:

	Years ended October 31,
	2007	2006
Balance at beginning of year	$75,000	$100,000
Liabilities accrued for warranties issued during the year	119,481	205,868
Warranty claims paid during the period	(102,173)	(223,869)
Changes in liability for pre-existing warranties during the year	(17,308)	(6,999)

Balance at end of year	$75,000	$75,000

(7)	Warrants

During fiscal year 2003, the Company issued 250,000 warrants to class members defined in a consolidated class action lawsuit by the claims administrator for the class members in connection with shareholder litigation arising from actions of the Company’s former chief executive officer. Each warrant entitled the holder to purchase one share of the Company’s common stock at an exercise price of $4.88 per share. All remaining unexercised warrants expired on October 24, 2007.

Warrant activity for the years ended October 31, 2007, 2006 and 2005 is as follows:

Number of shares
Balance at October 31, 2004	239,680
Exercised	(4,135)

Balance at October 31, 2005	235,545
Exercised	(1,340)

Balance at October 31, 2006	234,205
Exercised	(57,572)
Forfeited	(176,633)

Balance at October 31, 2007	—

(8)	Note Payable to Bank

On September 25, 2006, the Company established revolving credit facilities with Valley Bank. The credit facilities with Valley Bank provide a working capital line of credit (the “Working Capital Facility”), a machinery and equipment line of credit (the “Machinery and Equipment Facility”) and a real estate term loan (the “Real Estate Loan”), which together replaced the Company’s former credit facility with Wachovia Bank, National Association. The Working Capital Facility, the Machinery and Equipment Facility and the Real Estate Loan together provide the Company with an aggregate maximum of $13.5 million in available credit, less any borrowings.

As of October 31, 2007, the Company had credit totaling approximately $13.4 million unused and available, after considering borrowing base calculations. As of October 31, 2007, the Company had no outstanding borrowings under the Working Capital Facility, the Machinery and Equipment Facility or the Real Estate Loan.

The Working Capital Facility provides up to $5 million for the Company’s working capital needs and bears interest at LIBOR plus 2.15%, which equates to a facility rate of 6.87% as of October 31, 2007. The Working Capital Facility provides a lower interest rate option if the Company maintains specified depository limits with

27	Optical Cable Corporation

Valley Bank. The Company can borrow up to 85% of the Company’s eligible accounts receivable under the Working Capital Facility. As of October 31, 2006, the Company had $990,724 outstanding under the Working Capital Facility.

The Machinery and Equipment Facility provides up to $2 million for machinery and equipment purchases and also bears interest at LIBOR plus 2.15%, which equates to a facility rate of 6.87% as of October 31, 2007. Both the Machinery and Equipment Facility and the Working Capital Facility are secured by the Company’s accounts receivable, inventory, furniture, fixtures and equipment and proceeds and are payable on demand with 60 days prior written notice, provided that the Company is not in default. If not sooner demanded, the Working Capital Facility and the Machinery and Equipment Facility expire on February 28, 2008, but are expected to be extended.

The Company may also borrow up to $6.5 million under the terms of the Real Estate Loan. The period of time in which advances under the Real Estate Loan may be made has been extended by Valley Bank until February 28, 2009. Furthermore, to the extent the Company has borrowings under the Real Estate Loan, principal and interest payments will be calculated monthly, based on a 25 year amortization. The unpaid balance, if any, on any advances under the Real Estate Loan will be due October 1, 2011. Payments on the Real Estate Loan will be for interest only for a period of one year. Thereafter, through October 1, 2011 payments of both principal and interest will be due monthly. The Real Estate Loan bears interest at a fixed rate of 7.50% for 5 years and is secured by a first deed of trust on the Company’s real property.

In connection with obtaining the Valley Bank credit facilities, the Company incurred various costs. These financing costs, net of amortization, were deferred and were included in prepaid expenses and other assets on the balance sheet. The deferred financing costs associated with the new credit facilities with Valley Bank were amortized to interest expense using the straight-line method, which approximates the effective interest method, over periods not greater than the minimum expected terms of the loan agreements. As of October 31, 2007, these deferred financing costs have been fully amortized.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2007, 2006 and 2005, total expense of $1,550,207, $1,468,466 and $1,339,540, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. Effective January 1, 2004, the Company adopted a new plan document which provides that the Company’s matching contributions are discretionary. The Company made matching contributions to the plan that were expensed during the Company’s fiscal year ended October 31, 2007 totaling $137,916. The Company made or accrued matching contributions to the plan of $137,017 and $761,275 for the years ended October 31, 2006 and 2005, respectively.

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

Optical Cable Corporation	28

In March of 2005, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan is intended to be the successor of the 1996 Plan. The Company has authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2007, there were approximately 604,000 remaining shares available for grant under the 2005 Plan.

Share-based compensation expense (including the expense for both stock option awards granted prior to July 2002, and restricted stock awards granted to both employees and non-employee members of the Company’s Board of Directors) recognized in the statement of income for the years ended October 31, 2007, 2006 and 2005 is as follows:

	Years Ended October 31,
	2007	2006	2005
Share-based compensation expense	$831,979	$763,609	507,723
Less shares surrendered for taxes	(99,521)	(30,748)	(30,311)

	732,458	732,861	477,412
Less income tax benefit	263,685	263,830	171,868

Share-based compensation expense, net	$568,294	$499,779	335,855

Stock Option Awards

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

The fair value of options granted prior to November 1, 2005 was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Expected volatility was based on historical volatility of the Company’s stock over a period at least as long as the options’ expected term. The expected term represents the period of time that the options granted are expected to be outstanding based on the simplified method provided in Staff Accounting Bulletin No. 107 (“SAB 107”), which averages an award’s weighted average vesting period and its contractual term for ‘plain vanilla’ share options. The risk-free rate is based on the available zero-coupon U.S. Treasury instruments with remaining terms equal to the expected term of the share options.

Stock Option Assumptions
Volatility	80.88%
Dividend yields	—
Expected Term (in years)	3.96 - 6.31
Risk-free rate	5.14% - 5.58%

29	Optical Cable Corporation

Stock option activity for the years ended October 31, 2007, 2006 and 2005 is as follows:

	Number of options	Weighted- average exercise price	Weighted-average remaining contractual term (in yrs)
Stock options outstanding at October 31, 2004	341,652	$19.54
Forfeited	(22,169)	16.68

Stock options outstanding at October 31, 2005	319,483	19.74
Forfeited	(83,894)	53.61

Stock options outstanding at October 31, 2006	235,589	7.68
Forfeited	(31,133)	7.20

Stock options outstanding at October 31, 2007	204,456	$7.76	4.26

As of October 31, 2007, there was no aggregate intrinsic value of options outstanding and options exercisable. Aggregate intrinsic value represents the positive difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $4.55 as of October 31, 2007, and the exercise price multiplied by the number of options outstanding.

As of October 31, 2007, all compensation cost related to equity-based compensation awards in the form of stock options granted to employees prior to July 2002 under the 1996 Plan has been fully recognized as all options outstanding at October 31, 2007 are fully vested and exercisable.

Included in total options outstanding as of October 31, 2007 were 3,751 options to non-employee sales representatives. The Company recorded compensation expense of $1,220 and $16,881 related to these options for the fiscal years ended October 31, 2007 and 2005, respectively, and a reduction in compensation expense of $27,120 for the fiscal year ended October 31, 2006.

The Company recorded compensation expense related to its stock option awards totaling $27,743 and $183,568, respectively, during fiscal years 2007 and 2006. As of October 31, 2007, all compensation cost related to stock options previously granted has been recognized.

Restricted Stock Awards

The Company has granted (under the 1996 Plan and the 2005 Plan), and anticipates granting from time to time (under the 2005 Plan), restricted stock awards pursuant to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 1996 and the 2005 Plans vest based on the passage of time and the remainder vest over time if certain market condition-based or operational performance-based criteria are met. Failure to meet the criteria required for vesting—whether for the market condition-based shares or for the operational performance-based shares—will result in a portion or all of the shares being forfeited. The Company recognizes expense on the service-based and market condition-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the grant date fair value. The Company recognizes expense on the operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company’s common stock on the date of grant. U.S. generally accepted accounting principles requires that any previously recognized compensation cost on the market condition-based shares shall not be reversed if the shares are forfeited as a result of not meeting the market condition.

Optical Cable Corporation	30

Restricted Stock Award activity for the years ended October 31, 2007, 2006 and 2005 is as follows:

	Years Ended October 31,
	2007	2006	2005
1996 and 2005 Plans
Shares granted	191,071	230,000	191,000
Forfeited or withheld for taxes	38,819	32,298	8,789

On April 2, 2007, restricted stock awards under the 2005 Plan totaling 191,071 shares were approved by the Compensation Committee of the Board of Directors of the Company. Of the restricted stock awards granted, 95,540 shares are service-based shares which vest quarterly over four years with the first vesting date occurring on July 31, 2007; and 95,531 shares are operational performance-based shares vesting over approximately three years beginning on January 31, 2008 based on the achievement of certain operational performance goals.

The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $730,755, $567,561 and $458,992 during the fiscal years ended October 31, 2007, 2006 and 2005 respectively.

As of October 31, 2007, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based, market condition-based, and operational performance-based shares that the Company will have to recognize over a 3.2 year weighted-average period is $1.8 million.

In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2007, there were approximately 215,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the years ended October 31, 2007, 2006 and 2005, restricted stock awards under the Non-employee Directors Stock Plan totaling 13,764, 8,000 and 7,000 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $72,261, $39,600 and $31,850 during the years ended October 31, 2007, 2006 and 2005 respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting. In addition, the Company’s fiber optic cable products are similar in nature. Therefore, the Company has disclosed enterprise-wide information about geographic areas and major customers below.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2007 and 2006 have been adequately provided for in the financial statements.

For the year ended October 31, 2007, 11.7%, or approximately $5,331,000 of net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2007. As of October 31, 2007, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total shareholders’ equity.

31	Optical Cable Corporation

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

For the years ended October 31, 2007, 2006 and 2005, approximately 72%, 77% and 85%, respectively, of net sales were from customers located in the United States, while approximately 28%, 23% and 15%, respectively, were from customers outside of the United States. Net sales attributable to the United States and all other countries in total for the years ended October 31, 2007, 2006 and 2005 were as follows:

	Years ended October 31,
	2007	2006	2005
United States	$32,583,326	$34,800,563	$38,973,143
Outside the United States	12,919,379	10,529,834	6,925,404

Total net sales	$45,502,705	$45,330,397	$45,898,547

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2007, 2006 or 2005. In addition, none of the Company’s long-lived assets are located outside the United States.

(11)	Income Taxes

Income tax expense for the years ended October 31, 2007, 2006 and 2005 consists of:

Fiscal year ended October 31, 2007	Current	Deferred	Total
U.S. Federal	$351,731	$298,671	$650,402
State	27,085	(12,159)	14,926

Totals	$378,816	$286,512	$665,328

Fiscal year ended October 31, 2006	Current	Deferred	Total
U.S. Federal	$294,079	$(150,355)	$143,724
State	23,267	(14,818)	8,449

Totals	$317,346	$(165,173)	$152,173

Fiscal year ended October 31, 2005	Current	Deferred	Total
U.S. Federal	$234,408	$352,285	$586,693
State	31,073	32,518	63,591

Totals	$265,481	$384,803	$650,284

Optical Cable Corporation	32

Reported income tax expense for the years ended October 31, 2007, 2006 and 2005 differs from the “expected” tax expense, computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2007	2006	2005
“Expected” tax expense	$652,108	$170,954	$619,542
Increase (reduction) in income tax expense resulting from:
Benefits from extraterritorial income exclusion	(6,800)	(86,620)	(61,200)
State income taxes, net of federal benefit	9,851	5,576	41,970
Other differences, net	10,169	62,263	49,972

Reported income tax expense	$665,328	$152,173	$650,284

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2007 and 2006 are presented below:

	October 31,
	2007	2006
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$126,159	$128,651
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	412,876	332,076
Fair value of warrants, deductible for tax purposes when exercised	—	419,613
Liabilities recorded for loss contingencies, deductible for tax purposes when paid	29,136	97,832
Share-based compensation expense	174,593	70,372
Interest receivable	89,563	20,742
Other	1,076	9,171

Total gross deferred tax assets	833,403	1,078,457
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(515,769)	(491,581)
Other receivables, due to accrual for financial reporting purposes	(35,434)	(18,164)

Total gross deferred tax liabilities	(551,203)	(509,745)

Net deferred tax asset	$282,200	$568,712

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2007 will be realized.

33	Optical Cable Corporation

(12)	Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes, income taxes payable and note payable to bank, approximate fair value because of the short maturity of these instruments.

(13)	Net Income Per Share

The following is a reconciliation of the numerators and denominators of the net income per share computations for the periods presented:

Fiscal year ended October 31, 2007	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$1,252,638	6,089,486	$0.21

Effect of dilutive stock options and warrants	—	6,043

Diluted net income per share	$1,252,638	6,095,529	$0.21

Fiscal year ended October 31, 2006	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$350,630	5,954,397	$0.06

Effect of dilutive stock options and warrants	—	11,292

Diluted net income per share	$350,630	5,965,689	$0.06

Fiscal year ended October 31, 2005	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$1,171,897	5,775,814	$0.20

Effect of dilutive stock options and warrants	—	24,316

Diluted net income per share	$1,171,897	5,800,130	$0.20

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 199,457, 230,589 and 314,483 for the years ended October 31, 2007, 2006 and 2005, respectively.

(14)	Shareholders’ Equity

On March 26, 2007, the Company’s Board of Directors approved a plan to purchase and retire up to 300,100 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. The Company anticipates that the purchases will be made over a 12-month period, but there is no definite time period for repurchase. As of October 31, 2007, the Company had repurchased and retired 141,273 shares of its outstanding common stock. The repurchase of these shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $722,515. As of October 31, 2007, 6,090,331 shares of the Company’s common stock were outstanding.

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

Optical Cable Corporation	34

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

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Although the Company will continue to evaluate the application of FIN 48, management does not currently believe adoption of this interpretation will have a material impact on the Company’s results of operations, financial position or liquidity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies the definition of fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (“SFAS 158”) an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS 158 is effective for recognition of the funded status of the benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. The adoption of the Statement is not expected to have any impact on the Company’s results of operations, financial position or liquidity as the Company does not have a defined benefit pension plan or other postretirement plans.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows entities to measure

35	Optical Cable Corporation

eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Statement will be effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. SFAS 141(R) becomes effective for fiscal periods beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 becomes effective for fiscal periods beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 160.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for financial statements issued for fiscal years beginning after November 15, 2006. The adoption of this interpretation is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

As of December 31, 2007, there are no other new accounting standards issued, but not yet adopted by the Company, which are expected to be applicable to its financial position, operating results or financial statement disclosures.

Optical Cable Corporation	36

(17)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2007 and 2006:

	Quarter ended
Fiscal year ended October 31, 2007	January 31	April 30	July 31	October 31
Net sales	$9,276,329	$11,132,925	$11,693,947	$13,399,504
Gross profit	2,975,994	4,069,029	4,701,497	5,423,285
Income (loss) before income taxes	(518,644)	370,462	852,689	1,213,459
Net income (loss)	(331,985)	236,762	537,719	810,142
Basic and diluted net income (loss) per share	(0.06)	0.04	0.09	0.13

	Quarter ended
Fiscal year ended October 31, 2006	January 31	April 30	July 31	October 31
Net sales	$9,870,320	$11,239,276	$11,579,575	$12,641,226
Gross profit	3,296,375	3,400,665	3,976,499	4,748,606
Income (loss) before income taxes	(342,281)	(482,158)	278,621	1,048,621
Net income (loss)	(219,513)	(309,210)	127,974	751,379
Basic and diluted net income (loss) per share	(0.04)	(0.05)	0.02	0.13

37	Optical Cable Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying balance sheets of Optical Cable Corporation as of October 31, 2007 and 2006, and the related statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation as of October 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the financial statements, on November 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ KPMG LLP

Roanoke, Virginia

January 28, 2008

Optical Cable Corporation	38

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

/s/ Neil D. Wilkin, Jr.	/s/ Tracy G. Smith
Neil D. Wilkin, Jr.	Tracy G. Smith
President & Chief Executive Officer	Vice President & Chief Financial Officer

January 28, 2008

39	Optical Cable Corporation

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

Annual Meeting

The 2008 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 25th, 2008, at the Hotel Roanoke & Conference Center, 110 Shenandoah Avenue, Roanoke, Virginia.

Optical Cable Corporation	40

Corporate Information

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCCF. As of October 31, 2007 and December 31, 2007, there were approximately 3,700 and 3,600 shareholders of record, respectively. On January 23, 2008, our common stock closed at a price of $3.70 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2007	High	Low
First Quarter	$6.00	$4.25
Second Quarter	$5.97	$4.52
Third Quarter	$5.45	$4.57
Fourth Quarter	$5.20	$4.40

	Range of Bid Prices
Fiscal year ended October 31, 2006	High	Low
First Quarter	$6.39	$5.10
Second Quarter	$6.48	$4.46
Third Quarter	$5.16	$3.69
Fourth Quarter	$5.83	$3.41

We have not paid or declared any cash dividends on our common stock since our initial public offering in 1996 and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

41	Optical Cable Corporation

Corporate Information

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer

Luke J. Huybrechts	Senior Vice President of Operations

Tracy G. Smith	Vice President and Chief Financial Officer

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	Principal and Founder
Holland Technical Services

Luke J. Huybrechts	Senior Vice President of Operations
Optical Cable Corporation

Craig H. Weber	Managing Partner
Hollymeade Group, LLC

Neil D. Wilkin, Jr.	Chairman of the Board, President and
Chief Executive Officer
Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President and
Chief Executive Officer
RGC Resources, Inc.

Optical Cable Corporation	42