Form 10-K, Exhibit 13
period 2008-10-31
OPTICAL CABLE CORP
filed 2009-01-29
CIK 1000230

Exhibit 13.1

1983

1984

1990

OPTICAL CABLE CORPORATION

2005

2006

2007

2008 ANNUAL REPORT

OPTICAL CABLE CORPORATION

1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Connecting your world for 25 years - and we have only just begun! 2008 annual report

Patch Cords

Cable Assemblies

Fiber Optic Cables

OPTICAL CABLE CORPORATION

Connectivity

Wall Mount Racks

Wall Plates

Category 6a Solutions

OPTICAL CABLE CORPORATION

Patch Cords Patch Cords

Fiber Optic Cables

Connectivity

Wall Plates

Wall Mount Racks

Cable Assemblies

Category 6a Solutions

OPTICAL CABLE CORPORATION

Annual Report

2008

TABLE OF CONTENTS

2	Selected Consolidated Financial Information

3	Letter from the President and CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

24	Consolidated Financial Statements

28	Notes to Consolidated Financial Statements

48	Report of Independent Registered Public Accounting Firm

49	Corporate Information

1

[THIS PAGE INTENTIONALLY LEFT BLANK]

Optical Cable Corporation	2

Selected Consolidated Financial Information

(in thousands, except per share data)

	Years ended October 31,
	2008	2007	2006	2005	2004
Consolidated Statement of Income Information:
Net sales	$60,998	$45,503	$45,330	$45,899	$43,218
Cost of goods sold	36,838	28,333	29,908	28,067	26,515

Gross profit	24,160	17,170	15,422	17,832	16,703
Selling, general and administrative expenses	20,642	15,300	14,900	16,026	15,457
Royalty income, net	(636)	—	—	—	—
Amortization of intangible assets	469	—	—	—	—

Income from operations	3,685	1,870	522	1,806	1,246
Other income (expense), net:
Interest income (expense), net	(147)	21	(10)	(21)	(113)
Other, net	(24)	27	(9)	37	(19)

Income before income taxes	3,514	1,918	503	1,822	1,114
Income tax expense	1,302	665	152	650	364

Net income	$2,212	$1,253	$351	$1,172	$750

Net income per share:
Basic and diluted	$0.36	$0.21	$0.06	$0.20	$0.13

Weighted average shares:
Basic	6,062	6,089	5,954	5,776	5,587

Diluted	6,062	6,096	5,966	5,800	5,618

Consolidated Balance Sheet Information:
Cash and cash equivalents	$3,910	$3,139	$555	$3,290	$4,342
Working capital	23,765	15,937	14,441	15,159	15,360
Total assets	54,837	37,281	34,791	34,944	32,113
Bank debt	10,953	—	991	—	—
Total shareholders’ equity	34,832	31,978	30,435	29,345	27,675

3	Optical Cable Corporation

Letter from the President and CEO

Dear Shareholders:

Revolutionizing an Industry for 25 Years

Twenty-five years ago Optical Cable Corporation was born. And since 1983 we have revolutionized an industry, designing and manufacturing some of the best fiber optic cable products in the world—including products for environments previously believed to be forbidding to fiber optic solutions.

Today, our products are at work worldwide in applications ranging from commercial, enterprise networks, datacenters, residential and campus installations, to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications. With products trusted to operate in the harshest environments in the world, we have maintained our position as the premier manufacturer of ground tactical fiber optic cable for the U.S. military and our allies.

For 25 years we have made the fiber optic cable products others were unable or unwilling to make—changing the way the world looks at fiber optic cable. We have also positioned Optical Cable as a leader in our markets, enabling vital communications for the users of our products, and positively contributing to the communities in which we operate.

The accomplishments of the last 25 years are the direct result of the efforts of our people. Their hard work and dedication have molded Optical Cable into the success it is today—and will shape Optical Cable’s continued success in the future.

As we celebrate our 25th anniversary and reflect on our past accomplishments, this has also been a time to dream and envision a greater future—building on the solid foundation of our past.

Optical Cable Corporation—Now a Cabling and Connectivity Solutions Provider!

In addition to marking an important milestone, 2008 also became a year of strategic transformation as we completed an acquisition perfectly aligned with our long-term strategy and vision. Such transformational acquisitions are rare, and we are excited by the prospects this addition to the Optical Cable Corporation family brings to us.

Optical Cable Corporation acquired SMP Data Communications (also known as Superior Modular Products Incorporated) on May 30, 2008. SMP Data Communications is a leading developer and manufacturer of copper and fiber optic connectivity products with industry-leading performance primarily for use in the enterprise market, including a broad range of commercial and residential applications. SMP Data Communications is internationally recognized for its role in establishing copper connectivity data communications standards, and offering innovative and patented technologies.

Optical Cable Corporation	4

Our combined product offerings are exceptionally complementary, enabling us to go to market with a comprehensive and integrated suite of data communications cabling and connectivity products. Our fiber optic product lines are branded Optical Cable Corporation and our copper product lines are branded SMP Data Communications. We have integrated the sales and marketing functions into a single team, and have also integrated a number of other functions under a single management structure, including accounting, finance, information technology and human resources.

Optical Cable Corporation is now a leading manufacturer of a broad range of fiber optic and copper data communications cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers’ offerings. From fiber optic cable, copper and fiber optic connectors, and copper and fiber optic patch cords, to racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes and cable and connectivity management accessories—we now provide our customers with the entire range of products they need—with the top-tier quality they expect from Optical Cable Corporation.

Outstanding Financial Performance

In addition to positioning Optical Cable for future success, I am excited to report to you that Optical Cable has achieved increases in net sales, gross profits and net income in fiscal year 2008, as compared to the prior year, growing both organically and through acquisition.

During fiscal year 2008:

•

Our net sales increased 34.1% to a record $61.0 million, compared to net sales of $45.5 million in the prior year, with net sales of fiber optic cables showing particular strength—increasing 16.4% to $53.0 million, compared to $45.5 million in the prior year.

•	Gross profits increased 40.7% to $24.2 million, up from $17.2 million in fiscal year 2007. At the same time, gross profit margins increased to 39.6% in 2008, up from 37.7% in fiscal year 2007.

•	Net income increased a sharp 76.6% to $2.2 million, or $0.36 per basic and diluted share, compared to $1.3 million, or $0.21 per basic and diluted share, for fiscal year 2007.

•

We negotiated new bank credit facilities with availability of $17.0 million, used our credit to acquire SMP Data Communications in May 2008, and we ended the year with $3.9 million cash on hand and bank credit availability of $6.0 million.

•	We successfully completed our review and assessment of internal controls and processes to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002.

These achievements were made possible by the efforts of Optical Cable’s employees and partners, as well as by appropriate strategic positioning in our markets and the past investments we made to significantly upgrade Optical Cable’s capabilities.

5	Optical Cable Corporation

Looking Forward to 2009

As we look forward, there is no doubt fiscal year 2009 will be incredibly challenging. And, it is unlikely Optical Cable can escape the negative impact of the economic recession and market contraction the United States and the world is currently experiencing. We cannot control all aspects of our environment. However, we can control our actions. And the Optical Cable Team will be working in fiscal year 2009 to leverage our strategic positioning and our expanded product lines to maximize sales and earnings in whatever external environment we find ourselves.

We begin fiscal year 2009 with a strong balance sheet and the liquidity we believe we need to navigate these difficult times. We have positioned Optical Cable for long-term success, and I am confident we will emerge from this economic recession better and stronger and poised for increases in financial performance.

During the last 25 years, Optical Cable Corporation has revolutionized an industry, become a data communications cabling and connectivity solutions provider, and created a platform for future success—and we have only just begun!

/s/ Neil D. Wilkin, Jr.
Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer

January 29, 2009

Optical Cable Corporation	6

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to risks and uncertainties that may cause actual events to differ materially from our expectations. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper and other precious metals, and plastics and other materials affected by petroleum product pricing); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of our products and a limited number of production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the inability to successfully integrate the operations of our new subsidiaries; the impact of changes in accounting policies, including those by the Securities and Exchange Commission and the Public Company Accounting Oversight Board; our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with customers of ours; impact of weather or natural disasters in the areas of the world in which we operate and market our products; economic downturns and/or changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive. We incorporate by reference those factors included in current reports on Form 8-K.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview of Optical Cable Corporation

We are a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions, primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from commercial, enterprise

7	Optical Cable Corporation

network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications. Optical Cable Corporation products are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

Optical Cable Corporation, founded in 1983, is internationally recognized for pioneering the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use, and creating a broad product offering built on the evolution of these fundamental technologies.

On May 30, 2008, Optical Cable Corporation acquired Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP Data Communications”). Founded in 1990, SMP Data Communications is a wholly owned subsidiary of Optical Cable Corporation that develops copper and fiber passive connectivity hardware components for use in the enterprise market, including a broad range of commercial and residential applications. SMP Data Communications is internationally recognized for its role in establishing copper connectivity data communications standards, through its innovative and patented technologies.

Our combined product offerings are exceptionally complementary. While Optical Cable Corporation and SMP Data Communications are separate legal entities, we go to market as one company, offering a comprehensive and integrated suite of high quality, warranted cabling and connectivity products, primarily for the enterprise market. Our fiber optic product lines are branded Optical Cable Corporation and copper product lines are branded SMP Data Communications. In addition to the integrated management of sales and marketing functions, a number of other functions are integrated under a single management structure, including accounting, finance, information technology and human resources. At the current time, manufacturing, engineering and quality are managed separately at our Roanoke, Virginia and Asheville, North Carolina facilities.

We are headquartered in Roanoke, Virginia with offices and manufacturing and warehouse facilities located both in Roanoke, Virginia and near Asheville, North Carolina. We primarily manufacture our high quality fiber optic cables at our ISO 9001:2000 registered and MIL-STD-790F certified facility located in Roanoke, Virginia and we primarily manufacture our high quality fiber optic and copper connectivity products at our ISO 9001:2000 registered facility located near Asheville, North Carolina.

Acquisitions

On May 30, 2008, we acquired all of the common stock of Superior Modular Products Incorporated, doing business as SMP Data Communications from Preformed Line Products Company (Nasdaq GM: PLPC) for a purchase price of $11.5 million, subject to certain minimum working capital requirements and related purchase price adjustments. The most significant changes in our consolidated balance sheet between October 31, 2007 and October 31, 2008 are the result of that acquisition. Additions to our net asset balances resulting from the acquisition as of May 30, 2008 exclusive of debt incurred in connection with the acquisition, are presented in the table below, and total an increase in net assets of $11.2 million. We estimated the fair value of the net assets acquired of $15.9 million which represented an excess of the value of the identified net tangible and intangible assets acquired of $4.7 million over the total acquisition cost of $11.2 million (which consists of the agreed upon purchase price of $11.5 million, less $1,045,000 in working capital adjustment at closing, plus transaction costs of $769,000). In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), the excess fair market value of net assets of $15.9 million over the total acquisition cost of $11.2 million (or negative goodwill) was used to reduce the carrying value of long-term assets, including property and equipment, patents and other intangibles. SMP Data Communications’ assets and liabilities as of the date of acquisition did not change materially through October 31, 2008. Also included in the table below are total net

Optical Cable Corporation	8

sales and gross profit of SMP Data Communications for the period from May 31 through October 31, 2008. Concurrent with the merger, certain operational areas of SMP Data Communications were combined with those of Optical Cable Corporation as was the related cost and therefore, additional discrete cost information about the operations of SMP Data Communications was not maintained.

As of May 30, 2008
Accounts receivable, net	$3,107,923
Property and equipment	3,711,690
Inventories	3,941,478
Intangible assets	2,719,782
Other assets, including cash of $5,705	428,592

Total assets	$13,909,465

Accounts payable and accrued expenses	1,805,632
Accrued compensation and payroll taxes	303,929
Deferred income taxes, net	575,970

Total liabilities	$2,685,531

Total net assets	$11,223,934

Period from May 31 to October 31, 2008
Net sales	$8,040,387
Gross profit	1,640,842

For the period from May 31 through October 31, 2008, our operating results after the acquisition of SMP Data Communications were reduced by the requirements of SFAS 141 to record the finished goods inventory at approximate net selling price and to revalue patents and other long-lived assets owned by SMP Data Communications to fair value. The increased depreciation and amortization associated with the increase in value of the patents and other long-lived assets resulted in increased expenses before taxes for the period of $488,000. Additionally, the sale of the revalued finished goods inventory during the period resulted in additional cost of goods sold totaling $312,000. These increased expenses were partially offset by the recognition of approximately $636,000 in royalty income, net of related expenses other than amortization.

The acquisition of SMP Data Communications in May 2008, was a strategic acquisition for us, allowing us to provide our customers with the suite of cabling and connectivity solutions they desire. Ultimately, we believe our broader product and solutions offering will result in increased sales, possibly increased market share and ultimately increased income before income taxes. However, given the current economic recession and until we begin to realize anticipated sales synergies, we do not believe the acquisition of SMP Data Communications will likely be significantly accretive in the short-term.

On August 1, 2008, we acquired 70% of the authorized membership interests of Centric Solutions LLC (“Majority-owned Subsidiary”), a start-up limited liability company focused on sales turnkey cabling and connectivity solutions for the datacenter market. Majority-owned Subsidiary operates and goes to market separately from Optical Cable Corporation. Our total investment, including a $300,000 installment to be paid in 2009, was $1.5 million. For the three months ended October 31, 2008, the Majority-owned Subsidiary incurred operating losses net of taxes of $255,000 all of which were absorbed by us in consolidation as the owners of the minority interests do not currently have positive equity accounts required by the Operating Agreement to enable them to share in operating losses.

Unless otherwise specifically noted, the discussion which follows describes our operations including the impact of the acquisition of SMP Data Communications and Majority-owned Subsidiary.

9	Optical Cable Corporation

Summary of Company Performance for Fiscal Year 2008

During fiscal year 2008, we achieved record net sales and we achieved increased gross profit compared to the prior year. For fiscal year 2008, net sales increased 34.1% to $61.0 million compared to $45.5 million for fiscal year 2007. Our fiber optic cable sales increased 16.4% to $53.0 million in fiscal year 2008, up from $45.5 million in fiscal year 2007. The acquisition of SMP Data Communications in May 2008 added an additional $8.0 million to our net sales. During fiscal year 2008, our gross profit increased 40.7% to $24.2 million compared to $17.2 million during fiscal year 2007. Our gross profit margin, or gross profit as a percentage of net sales, increased to 39.6% during fiscal year 2008, compared to 37.7% during last year. Since SMP Data Communications historically has lower gross profit margins than Optical Cable Corporation, the acquisition of SMP Data Communications diluted our consolidated gross profit margin in fiscal year 2008 from 42.5% pre-consolidation.

Our reported net income increased 76.6% to $2.2 million, or $0.36 per share during fiscal year 2008, up from net income of $1.3 million, or $0.21 per share, for fiscal year 2007. Our acquisitions during the year negatively impacted our net income.

We experienced an increase in net sales during fiscal year 2008 in both our specialty markets and our commercial markets compared to last year. In addition to the acquisition of SMP Data Communications, the timing of projects, and other factors affecting project demand over the short-term, contributed to the increase in net sales overall.

During fiscal year 2008, we continued to experience positive impacts (as we have over the past five consecutive quarters) on our gross profit margins related to net sales associated with production in our Roanoke, Virginia facility that we believe are attributable, in part, to improvements in our manufacturing efficiencies, including improvements resulting from the successful integration of our ERP system.

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, various smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers located outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentages of net sales to customers from period to period based on the timing of large orders, which can also impact the portion of our sales attributable to customers located outside of the United States.

Net sales consist of gross sales of products less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss (based on shipping terms), collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and sale price is fixed or determinable. Our customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale.

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

Other income, net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

Optical Cable Corporation	10

Results of Operations

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of income for the periods indicated:

	Fiscal Years Ended October 31,		Percent	Fiscal Years Ended October 31,		Percent
	2008	2007	Change	2007	2006	Change
Net sales	$61,000,000	$45,500,000	34.1%	$45,500,000	$45,300,000	0.4%
Gross profit	24,200,000	17,200,000	40.7	17,200,000	15,400,000	11.3
SG&A expenses	20,600,000	15,300,000	34.9	15,300,000	14,900,000	2.7
Net income	2,200,000	1,300,000	76.6	1,300,000	351,000	257.3

Net Sales

Net sales increased 34.1% to $61.0 million in fiscal year 2008 up from $45.5 million in fiscal year 2007.

Net sales of fiber optic cables, exclusive of the impact of the acquisitions, increased 16.4% to $53.0 million during fiscal year 2008 compared to net sales of $45.5 million during fiscal year 2007. Increases in volumes of fiber meters shipped when comparing shipments for fiscal year 2008 to fiscal year 2007 support the increases in net sales when comparing the two years. Fluctuations in net sales may also be impacted by the mix of products sold during a period; however, when comparing these two years, it is evident that volumes shipped was the significant reason for the increase.

The acquisition of SMP Data Communications on May 30, 2008, added $8.0 million to our net sales during fiscal year 2008. There were no net sales added to our net sales as a result of the acquisition of the Majority-owned Subsidiary during fiscal year 2008.

The increase in net sales during fiscal year 2008 when compared to last year was attributable to increases in both our commercial markets, which grew just under 3%, and our specialty markets, which grew over 32%, exclusive of net sales generated by SMP Data Communications. SMP Data Communications sales historically are comprised largely of sales into what we consider to be our commercial market. While we experienced net sales strength in fiscal year 2008, we believe there is significant softening of what we describe as our commercial market as a result of the current economic recession and its impact on our industry. We believe that some or all of our specialty markets may be adversely impacted as well. We believe that we will begin to see the impact of the current economic recession during early fiscal year 2009. However, at this time, we are unable to determine the extent of the impact of the recession on our future sales.

Net sales increased to $45.5 million in fiscal year 2007 from $45.3 million in fiscal year 2006. Net sales outside the United States increased 22.7% to $12.9 million compared to $10.5 million in fiscal year 2006, while net sales in the United States for fiscal year 2007 decreased 6.4% to $32.6 million compared to $34.8 million in fiscal year 2006. We experienced an increase in net sales during fiscal year 2007 in our specialty markets compared to fiscal year 2006, but the increase was partially offset by decreases in net sales in our commercial market. Net sales to customers outside the United States continued to show substantial strength during fiscal year 2007 compared to fiscal year 2006, while net sales to customers in the United States decreased due to lower sales in our commercial market.

Net sales to customers located outside of the United States were 32%, 28% and 23% of total net sales for fiscal years 2008, 2007 and 2006, respectively. Net sales to customers located outside of the United States continued to show substantial strength in fiscal year 2008, increasing 32.5% compared to the same period last year, while net sales to customers located in the United States increased 10.0%, in each case exclusive of the net sales generated by our new subsidiary. We believe our international sales in recent years has been positively impacted by the restructuring of our international sales team and the retargeting of our international sales efforts. We believe that our international sales have also benefited in recent years from the weakening of the U.S. dollar relative to foreign currencies. At this time, we are unable to predict whether the recent trend toward the strengthening of the U.S. dollar will result in a decrease of our international sales.

11	Optical Cable Corporation

Gross Profit

Gross profit increased 40.7% to $24.2 million in fiscal year 2008 from $17.2 million in fiscal year 2007. Gross profit margin, or gross profit as a percentage of net sales, increased to 39.6% for fiscal year 2008, compared to 37.7% for fiscal year 2007. Quarterly gross profit margins during fiscal year 2008 were 42.1%, 42.6%, 37.7% and 37.4% during the first, second, third and fourth quarters, respectively. Our lower gross profit margins in the second half of fiscal year 2008 reflected the fact that SMP Data Communications has historically had gross profit margin percentages lower than the historical gross profit margins of Optical Cable Corporation. Our gross profit margins from our fiber optic cable product lines, exclusive of the acquisition of SMP Data Communications, during fiscal year 2008 were: 42.1%, 42.6%, 42.0% and 43.4% during the first, second, third and fourth quarters, respectively. Gross profit margin during the second half of fiscal year 2008 was also impacted by SFAS 141 purchase accounting adjustments with respect to the valuation of inventory acquired in the acquisition of SMP Data Communications as discussed previously. SFAS 141 required work-in-process and finished goods inventory acquired in the acquisition to be recorded at approximate net selling price, reducing the gross profit normally realized upon the sale of such inventory by approximately $312,000.

Exclusive of the impact of the acquisition of SMP Data Communications, gross profit increased 31.2% to $22.5 million for fiscal year 2008, compared to $17.2 million for fiscal year 2007. Our gross profit margin increased to 42.5% for fiscal year 2008, compared to 37.7% for the same period last year, exclusive of the impact of the acquisition.

We believe the acquisition of SMP Data Communications will continue to place downward pressure on our historical gross profit margins in future periods—even though all inventories revalued to fair market value in connection with the acquisition (pursuant to SFAS 141) have been sold as of October 31, 2008. However, at this time we are unable to determine if this is a trend or predict the amount by which our future gross profit margins will be impacted.

During fiscal year 2008, we continued to experience positive impacts on our gross profit margins that we believe are attributable, in part, to the improvements in our manufacturing efficiencies, including improvements resulting from the successful integration of our ERP system at our Roanoke, Virginia facility. Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may deviate from expectations based on both anticipated and unanticipated changes in product mix. We believe that our trend toward greater efficiency as a result of our ERP system will stabilize in fiscal year 2009.

Gross profit increased 11.3% to $17.2 million in fiscal year 2007 from $15.4 million in fiscal year 2006. Gross profit margin, or gross profit as a percentage of net sales, increased to 37.7% for fiscal year 2007 compared to 34.0% for fiscal year 2006.

Selling, General and Administrative Expenses

SG&A expenses increased to $20.7 million in fiscal year 2008 from $15.3 million in fiscal year 2007. SG&A expenses as a percentage of net sales were 33.8% in fiscal year 2008 compared to 33.6% in fiscal year 2007. The increase was primarily due to the acquisition of SMP Data Communications. Excluding the impact of the acquisition of SMP Data Communications (but including various post-acquisition costs associated with the integration of SMP Data Communications), the increase in SG&A expenses during fiscal year 2008 compared to last year was primarily due to increased compensation and commission costs, increased marketing and sales related expenditures and the post-acquisition costs associated with the integration of SMP Data Communications, including various professional fees. Compensation costs increased in fiscal year 2008 compared to fiscal year 2007 largely as a result of increases in employee incentives totaling $1.5 million due to the financial results during fiscal year 2008, including increases in sales commissions due to higher fiber optic cable sales and other incentives based on increased financial performance when comparing fiscal years 2008

Optical Cable Corporation	12

and 2007. Marketing and sales related expenses increased approximately $402,000 in connection with increased marketing efforts particularly with respect to our expanded product offering. Increased professional fees included in our SG&A expenses, including the integration of SMP Data Communications, totaled in excess of $400,000.

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

Royalty Income, Net

We recognized royalty income, net of related expenses, totaling $636,000 during fiscal year 2008. We earn royalty income on licenses associated with patents acquired in the acquisition of SMP Data Communications.

Amortization of Intangible Assets

We recognized $469,000 of amortization expense, associated with intangible assets purchased in the acquisition of SMP Data Communications, for the year ended October 31, 2008.

Other Income (Expense), Net

We recognized other income, net of $465,000 in fiscal year 2008 compared to other income, net of $48,000 in fiscal year 2007. Other income, net is primarily comprised of royalty income of $635,000 (net of related royalty expenses and other expenses) from patents obtained in connection with the acquisition of SMP Data Communications, interest income totaling $99,000, interest expense totaling $247,000 related to monies borrowed in connection with the acquisition of SMP Data Communications, and other miscellaneous items which may fluctuate from period to period.

We recognized other income, net in fiscal year 2007 of $48,000 compared to other expense, net of $19,000 in fiscal year 2006.

Income Before Income Taxes

We reported income before income tax expense of $3.5 million for fiscal year 2008 compared to income before income tax expense of $1.9 million in fiscal year 2007. The increase was primarily due to the increase in gross profit of $7.0 million in fiscal year 2008 compared to fiscal year 2007, partially offset by the $5.3 million increase in SG&A expenses.

Income before income taxes was $1.9 million in fiscal year 2007 compared to income before income taxes of $503,000 in fiscal year 2006. This increase was primarily due to the increase in gross profit of $1.7 million, partially offset by an increase in SG&A expenses of $400,000.

Income Tax Expense

Income tax expense totaled $1.3 million for fiscal year 2008 compared to income tax expense of $665,000 for fiscal year 2007. Our effective tax rate was 37.0% in fiscal year 2008 compared to 34.7% in fiscal year 2007. Generally, fluctuations in our effective tax rates are primarily due to the amount and timing of various tax deductions and benefits. The primary reason for the increase in our effective rate related to the fact that we established reserves for uncertain tax positions during fiscal year 2008 that were not applicable during fiscal year 2007.

The Extraterritorial Income Exclusion (“EIE”) exempted from federal income taxation a portion of the net profit realized from sales outside the United States of products manufactured in the United States. The EIE was calculated by a complex analysis of all export sales and profits for the year. Fluctuations in the ratio of export sales and profitability to total sales and profitability created changes in the EIE. The EIE benefit was phased out as a result of The American Jobs Creation Act of 2004 (the “Jobs Act”). The Jobs Act generally repealed the EIE regime for transactions after December 31, 2004. The Jobs Act extended EIE benefits at a reduced rate for two additional years, and EIE benefits indefinitely for transactions pursuant to a binding contract in effect on September 17, 2003. As passed, the Jobs Act provided transition relief by allowing taxpayers to retain a portion

13	Optical Cable Corporation

of their otherwise-applicable EIE benefits: 100% for transactions during calendar year 2004, 80% for transactions during calendar year 2005 and 60% for transactions during calendar year 2006. At the same time, the Jobs Act allows for a new deduction based on qualified domestic production activities. For fiscal years 2008, 2007 and 2006, we realized a benefit from the new deduction totaling $113,000, $26,000 and $10,000, respectively. The deduction increased in fiscal year 2008 as a result of increases in taxable income and an increase in the percentage of the allowed deduction.

Although the EIE was phased out in calendar year 2006, we continued to realize a benefit from the EIE related to the first quarter of our 2007 fiscal year (specifically in November and December of 2006)—a benefit that was positively impacted by the increase in net sales to customers outside of the United States during the first quarter of fiscal 2007.

Income tax expense totaled $665,000 in fiscal year 2007 compared to income tax expense of $152,000 in 2006. Our effective tax rate for fiscal year 2007 was 34.7%, compared to an effective tax rate of 30.3% during fiscal year 2006.

Net Income

Net income increased 76.6% to $2.2 million in fiscal year 2008 compared to net income of $1.3 million in fiscal year 2007. This increase was due primarily to the increase in income before income tax expense of $1.6 million for fiscal year 2008 compared with fiscal year 2007, partially offset by the increase in income tax expense of $636,000 when comparing fiscal year 2008 to fiscal year 2007.

Net income increased 257.3% to $1.3 million in fiscal year 2007 compared to $351,000 in 2006. This increase was primarily due to the factors previously described as contributing to the increase in income before income taxes, partially offset by an increase in income tax expense of $513,000 in 2007 compared to 2006.

Financial Condition

Total assets increased $17.6 million, or 47.1%, to $54.8 million at October 31, 2008, from $37.3 million at October 31, 2007. This increase is primarily due to a $13.9 million increase in total assets in connection with the acquisition of SMP Data Communications (see note 2). The increase in total assets was also due to a $1.7 million increase in inventories, an $846,000 increase in note receivable, and a $766,000 increase in cash and cash equivalents, exclusive of the effects of the acquisition of SMP Data Communications. Further detail regarding the increase in cash and cash equivalents is provided in our discussion of “Liquidity and Capital Resources.” The increase in inventory resulted mainly from efforts to maintain optimal stocking levels for manufacturing efficiencies. The increase in note receivable is the result of advances made by us to a start-up connector company (see Liquidity and Capital Resources herein).

Total liabilities increased $14.7 million or 277.3% to $20.0 million at October 31, 2008, from $5.3 million at October 31, 2007. This increase was primarily due to the $11.0 million increase in long-term debt, $8.7 million of which pertains to monies borrowed to acquire SMP Data Communications on May 30, 2008 (see note 2) and $2.3 million of which pertains to monies borrowed in October 2008 as a precautionary measure to ensure adequate cash flow for the Company due to uncertain economic conditions relative to the stability of the financial institutions in the United States, together with a $2.1 million increase in liabilities (exclusive of deferred taxes) related liabilities assumed in the acquisition of SMP Data Communications (see note 2). The increase in total liabilities was also due to a $1.3 million increase in accounts payable and accrued expenses (including accrued compensation and payroll taxes) exclusive of the acquisition, largely due to an increase in the accrual for employee performance-based incentives based on our financial results during fiscal year 2008.

Total shareholders’ equity at October 31, 2008 increased $2.9 million, or 8.9% during fiscal year 2008. The increase resulted from net income retained of $2.2 million and share-based compensation totaling $679,000, partially offset by the repurchase and retirement of 9,100 shares of our common stock for $37,000.

Optical Cable Corporation	14

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2008 have been to fund working capital requirements, capital expenditures, advances to a start-up connector company described further herein, and the acquisitions of SMP Data Communications and Majority-owned Subsidiary (see note 2). Our primary source of capital for these purposes has been existing cash and cash equivalents, cash provided by operations and our bank credit facilities. As of October 31, 2008, we had outstanding loan balances under three of our credit facilities totaling $11.0 million. As of October 31, 2007, we had no outstanding loan balance under our bank credit facilities.

Our cash totaled $3.9 million as of October 31, 2008, an increase of $771,000, compared to $3.1 million as of October 31, 2007. The increase in cash for the fiscal year ended October 31, 2008, primarily resulted from net cash provided by operating activities of $3.2 million and proceeds of $2.3 million from a loan used as a precautionary measure to ensure adequate cash flow for the Company due to uncertain economic conditions relative to the stability of financial institutions in the United States, partially offset by the acquisition of SMP Data Communications. When we acquired SMP Data Communications, we paid $1.9 million of the purchase price from existing cash and borrowed $8.7 million for the remainder of the purchase price. Other transaction costs associated with the acquisition, totaling $769,000, were paid from existing cash and cash equivalents and cash provided by operations. The decrease in cash also resulted from capital expenditures totaling $1.2 million and advances under a note receivable (described further herein) totaling $846,000.

On October 31, 2008, we had working capital of $23.8 million, compared to $15.9 million as of October 31, 2007. The ratio of current assets to current liabilities as of October 31, 2008, was 3.9 to 1 compared to 4.3 to 1 as of October 31, 2007. The increase in working capital during fiscal year 2008 was primarily due to increases in current assets and current liabilities as a result of the acquisition of SMP Data Communications as described further in the section entitled “Acquisitions” set forth above.

Net Cash

Net cash provided by operating activities was $3.2 million in fiscal year 2008 compared to net cash provided by operating activities of $6.0 million in fiscal year 2007, and net cash used in operating activities of $58,000 in fiscal year 2006.

Net cash provided by operating activities during fiscal year 2008 primarily resulted from net income of $2.2 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $2.3 million and share-based compensation expense of $679,000, offset by a deferred tax benefit of $832,000. Additionally, the increase in accounts payable and accrued expenses (including accrued compensation and payroll taxes) totaling $1.2 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in inventories of $1.7 million.

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

15	Optical Cable Corporation

Share-based compensation expense increased compared to 2005 as a result of the adoption of SFAS 123(R) and the January 28, 2006 restricted stock grant while accrued compensation decreased compared to 2005 as a result of decreases in employee incentives due to the fact that the financial results during fiscal year 2006 were less favorable than planned.

Net cash used in investing activities totaled $13.3 million in fiscal year 2008 compared to $2.0 million in fiscal year 2007 and $3.6 million in 2006. Net cash used in investing activities during fiscal year 2008 resulted from the acquisition of SMP Data Communications, purchases of property and equipment and advances made to a start-up company described further herein. Net cash used in investing activities during fiscal years 2007 and 2006 resulted primarily from purchases of property and equipment, deposits for the purchase of property and equipment and advances made to a start-up company described further herein.

Net cash provided by financing activities was $10.8 million in fiscal year 2008 compared to net cash used in financing activities of $1.4 million in fiscal year 2007 and net cash provided by financing activities of $878,000 in fiscal year 2006. Net cash provided by financing activities in fiscal year 2008 resulted from proceeds from notes payable to our bank under our credit facilities in the amount of $11.0 million. Net cash used in financing activities in fiscal year 2007 resulted from repayment of a note payable to our bank under one of our lines of credit in the amount of $991,000 and the repurchase and retirement of 141,273 shares of our common stock for $723,000, partially offset by proceeds received from the exercise of warrants to purchase our common stock totaling $281,000. Net cash provided by financing activities in fiscal year 2006 resulted from proceeds from a note payable to our bank under our line of credit and proceeds received from the exercise of warrants, partially offset by payments for financing costs associated with amending and restating our former credit facility and obtaining our new credit facilities.

AOS Loan

On April 22, 2005, we agreed to extend a loan to a start-up connector company, Applied Optical Systems, Inc. (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies for certain niche markets. The Borrower offers complementary products to our product offering and was incorporated in December 2003. The Borrower currently has limited revenues and assets and is incurring net losses. As of October 31, 2008, total assets of the Borrower, based on unaudited financial information, was equivalent to approximately 6.5% of our consolidated total assets. As of October 31, 2007, total assets of the Borrower, based on audited financial information, was equivalent to approximately 5.2% of our consolidated total assets. Total revenue of the Borrower, based on unaudited financial information, was equivalent to approximately 10.5% of our net sales for the year ended October 31, 2008. Total revenue of the Borrower, based on audited financial information was equivalent to approximately 6.7% of our net sales for the year ended October 31, 2007.

Our loan to, and the related transactions with, the Borrower was and is part of a strategy to preserve future options for us with respect to (i) expansion of our product line offering, (ii) additional channels to market for military and harsh environment fiber optic cable products, and (iii) responding to potential changes to existing strategic partnerships as deemed necessary or appropriate by management in reaction to changes in the competitive landscape (specifically with respect to fiber optic cable products for the military and harsh environment applications).

Through October 31, 2008 and 2007, we had advanced a total of $4.3 million and $3.5 million, net (including accrued interest and accounts receivable from product sales), respectively, to the Borrower. The note receivable, which, as extended, matures January 31, 2009, is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum. Two of the founders of the Borrower have also personally guaranteed amounts up to two-thirds of the principal balance outstanding on the note receivable plus two-thirds of any accrued interest related to the note receivable. In connection with the loan, we were issued a warrant by the Borrower which, as amended, gives us the right to purchase a fifty-six percent (56%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1.5 million. In addition, we were granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon our

Optical Cable Corporation	16

exercise of the warrant or the Borrower’s failure to repay the loan when due. The note receivable is callable by us at any time. Our rights under the warrant terminate if the warrant is not exercised or extended prior to January 31, 2009. We did not make any additional advances to the Borrower subsequent to October 31, 2008.

The loan from the Borrower meets the definition of an impaired loan in accordance with Statement of Financial Accounting Standards No. 114 Accounting by Creditors for Impairment of a Loan, as amended due to the fact that the original maturity date has been extended and periodic interest payments have not been made according to the original terms of the agreement.

We obtained a valuation of the collateral and have determined that no recognition of an impairment charge is necessary based on the fair value of the collateral. Nonetheless, we discontinued recognizing interest income beginning in the third quarter of fiscal year 2006 related to the loan based on uncertainty as to when the interest would be collected and we have provided an allowance for certain interest income amounts that were recorded as advances on the loan previously.

The recorded investment in the impaired note receivable is $4.4 million and $3.5 million as of October 31, 2008 and 2007, respectively. The related allowance for doubtful accounts is $58,000 as of October 31, 2008 and 2007, respectively. There were no additions or write-downs charged to bad debt expense for the year ended October 31, 2008 or 2007.

Valley Bank Credit Facilities

On May 30, 2008, we established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for our working capital needs and to finance the acquisition of SMP Data Communications. The new Credit Facilities provide a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”). Of our $17.0 million in total credit facilities we currently have approximately $6.0 million unused and available.

The Revolving Loan provides up to $6.0 million for our working capital needs and bears interest at LIBOR plus 2.15%, but provides a lower rate option if we maintain specific depository amounts with Valley Bank. We may borrow up to 85% of our consolidated eligible accounts receivable, (excluding foreign accounts receivable), plus 35% of certain consolidated uninsured foreign receivables (or 100% of insured foreign receivables, without duplication) up to a maximum of $1,500,000 plus 25% of our consolidated eligible inventory. The Revolving Loan expires on February 28, 2010. As of October 31, 2008, we had no outstanding borrowings under our Revolving Loan and $6.0 million in available credit.

The Virginia Real Estate Loan provides up to $6.5 million and was fully funded on May 30, 2008. The Virginia Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on The Virginia Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $42,241 for the period from July 1, 2008 through May 1, 2013. The balance of the Virginia Real Estate Loan will be due June 1, 2013. As of October 31, 2008, we had outstanding borrowings of $6.5 million under our Virginia Real Estate Loan.

The North Carolina Real Estate Loan provides up to $2,240,000 and was fully funded on May 30, 2008. The North Carolina Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the North Carolina Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $14,557 for the period from July 1, 2008 through May 1, 2013. The balance of the North Carolina Real Estate Loan will be due June 1, 2013. As of October 31, 2008, we had outstanding borrowings of $2.2 million under our North Carolina Real Estate Loan.

The Capital Acquisitions Term Loan provides up to $2,260,000 and was fully funded on October 6, 2008 as a precautionary measure to ensure adequate cash flow for us due to uncertain economic conditions relative to the stability of the financial institutions in the United States. The Capital Acquisitions Term Loan bears interest at a

17	Optical Cable Corporation

fixed rate of 6% and principal and interest payments are amortized over 7 years. Payments on the Capital Acquisitions Term Loan are for interest only for the period from October 6, 2008 through May 1, 2009. The outstanding principal on May 31, 2009 will convert to 72 equal payments of principal and interest, commencing on July 1, 2009. As of October 31, 2008, we had outstanding borrowings of $2.3 million on our Capital Acquisitions Term Loan.

The Credit Facilities are secured by a first priority lien on all of our personal property and assets as well as a first lien deed of trust on our real property, in both cases including the assets of the Company’s subsidiary, SMP Data Communications.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2008. During our 2008 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $2.0 million. We actually incurred capital expenditures totaling $1.2 million, excluding the acquisition of subsidiaries, for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2008. We estimate capital expenditures to be $2.0 million in fiscal year 2009. These expenditures will be funded out of our working capital or our existing credit facilities. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2008. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in any given year.

Corporate acquisitions and other strategic investments are considered outside of our annual capital expenditure budgeting process. On August 1, 2008, we acquired 70% of the authorized membership interests of a limited liability company focused on sales turnkey cabling and connectivity solutions for the datacenter market. Of the total purchase price for our membership interest of $1.5 million, all but $300,000 had been paid as of October 31, 2008. This remaining payment is scheduled to be paid on April 1, 2009.

Future Cash Flow Considerations

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

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, our trend has been that an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2008, excluding fiscal years 2001 and 2002. Fiscal years 2001 and 2002 are excluded because we believe net sales did not follow this pattern due to overall economic conditions in the industry.

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

Optical Cable Corporation	18

a result, while we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on the consolidated financial statements and accompanying notes that have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, long-lived assets, commitments and contingencies and business combinations.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2008.

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

19	Optical Cable Corporation

Long-lived Assets

Management views the determination of the carrying value of long-lived assets as a critical accounting estimate since we must determine an estimated economic useful life in order to properly amortize or depreciate our long-lived assets and because we must consider if the value of any of our long-lived assets have been impaired, requiring adjustment to the carrying value.

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

The Company records intangible assets acquired in accordance with Statement of Financial Standards No. 142, Goodwill and Intangible Assets (“SFAS 142”). In accordance with SFAS 142, the Company amortizes intangible assets over their respective finite lives up to their estimated residual values.

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

Business Combinations

For purchase acquisitions accounted for as a business combination, the Company is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. For additional discussion concerning our valuation of intangible assets, see note 7 Intangible Assets and Royalty Income, net.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2008, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

Future Accounting Considerations

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies the definition of fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, but has been delayed for treatment of non-financial assets and liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157.

Optical Cable Corporation	20

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

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. SFAS 141(R) becomes effective for acquisitions during fiscal annual reporting periods beginning after December 15, 2008. We are currently evaluating the impact of SFAS 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 becomes effective for fiscal periods beginning after December 15, 2008. We are currently evaluating the impact of SFAS 160.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, in order to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. The statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity.

In April 2008, the FASB issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FSP 142-3 requires an entity to consider its own historical experience in renewing or extending the term of the arrangement, consistent with its expected use of the asset. In the absence of historical experience, an entity should consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity.

21	Optical Cable Corporation

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements or nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. The Statement will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to AU Section 11, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting or financial disclosure made during our fiscal year ended October 31, 2008.

Optical Cable Corporation	22

Page intentionally left blank.

23	Optical Cable Corporation

Consolidated Balance Sheets

October 31, 2008 and 2007

	October 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$3,910,120	$3,138,878
Trade accounts receivable, net of allowance for doubtful accounts of $150,941 in 2008 and $246,803 in 2007	12,034,547	9,056,964
Other receivables	868,359	199,985
Income taxes refundable	63,102	—
Inventories	13,022,260	7,340,370
Prepaid expenses and other assets	539,448	371,194
Deferred income taxes	1,484,798	707,388

Total current assets	31,922,634	20,814,779

Property and equipment, net	16,128,657	12,896,564
Note receivable	4,336,280	3,490,677
Intangible assets, net	2,250,365	—
Other assets, net	199,049	79,220

Total assets	$54,836,985	$37,281,240

Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$262,122	$—
Accounts payable and accrued expenses	5,218,702	2,968,620
Accrued compensation and payroll taxes	2,677,104	1,495,294
Income taxes payable	—	413,664

Total current liabilities	8,157,928	4,877,578

Long-term debt, excluding current installments	10,690,979	—
Deferred income taxes - noncurrent	946,752	425,188
Other noncurrent liabilities	209,122	—

Total liabilities	20,004,781	5,302,766

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,208,861 shares in 2008 and 6,090,331 shares in 2007	4,362,267	3,683,754
Retained earnings	30,469,937	28,294,720

Total shareholders’ equity	34,832,204	31,978,474

Commitments and contingencies
Total liabilities and shareholders’ equity	$54,836,985	$37,281,240

See accompanying notes to consolidated financial statements.

Optical Cable Corporation	24

Consolidated Statements of Income

Years ended October 31, 2008, 2007 and 2006

	Years ended October 31,
	2008	2007	2006
Net sales	$60,998,083	$45,502,705	$45,330,397
Cost of goods sold	36,837,994	28,332,900	29,908,252

Gross profit	24,160,089	17,169,805	15,422,145
Selling, general and administrative expenses	20,642,130	15,299,861	14,900,094
Royalty income, net	(635,638)	—	—
Amortization of intangible assets	469,417	—	—

Income from operations	3,684,180	1,869,944	522,051
Other income (expense), net:
Interest income	99,415	119,238	38,324
Interest expense	(246,538)	(98,382)	(48,449)
Other, net	(23,577)	27,166	(9,123)

Other income (expense), net	(170,700)	48,022	(19,248)

Income before income taxes	3,513,480	1,917,966	502,803
Income tax expense	1,301,728	665,328	152,173

Net income	$2,211,752	$1,252,638	$350,630

Net income per share:
Basic and diluted	$0.36	$0.21	$0.06

See accompanying notes to consolidated financial statements.

25	Optical Cable Corporation

Consolidated Statements of Shareholders’ Equity

Years ended October 31, 2008, 2007 and 2006

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2005	5,800,975	$1,930,944	$27,413,967	$29,344,911

Share-based compensation, net	205,701	732,861	—	732,861
Exercise of warrants ($4.88 per share)	1,340	6,538	—	6,538
Net income	—	—	350,630	350,630

Balances at October 31, 2006	6,008,016	2,670,343	27,764,597	30,434,940

Share-based compensation, net	166,016	732,458	—	732,458
Repurchase and retirement of common stock (at cost)	(141,273)	—	(722,515)	(722,515)
Exercise of warrants ($4.88 per share)	57,572	280,953	—	280,953
Net income	—	—	1,252,638	1,252,638

Balances at October 31, 2007	6,090,331	3,683,754	28,294,720	31,978,474

Share-based compensation, net	127,630	678,513	—	678,513
Repurchase and retirement of common stock (at cost)	(9,100)	—	(36,535)	(36,535)
Net income	—	—	2,211,752	2,211,752

Balances at October 31, 2008	6,208,861	$4,362,267	$30,469,937	$34,832,204

See accompanying notes to consolidated financial statements.

Optical Cable Corporation	26

Consolidated Statements of Cash Flows

Years ended October 31, 2008, 2007 and 2006

	Years ended October 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$2,211,752	$1,252,638	$350,630
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,282,878	1,603,741	1,400,498
Bad debt expense (recovery)	(42,023)	28,197	(89,116)
Deferred income tax expense (benefit)	(831,816)	286,512	(165,173)
Share-based compensation expense	678,513	732,458	732,861
Loss on disposal of machinery and equipment	—	1,255	—
(Increase) decrease in:
Trade accounts receivable	172,363	(883,440)	(298,276)
Other receivables	(283,710)	(84,161)	42,516
Income taxes refundable	(63,102)	—	—
Inventories	(1,740,412)	1,274,501	91,210
Prepaid expenses and other assets	(124,098)	80,472	(67,222)
Accrued interest on note receivable	—	—	(36,393)
Other assets, net	(64,769)	133,953	147,629
Increase (decrease) in:
Accounts payable and accrued expenses	89,278	977,341	(858,077)
Accrued compensation and payroll taxes	877,881	733,709	(1,337,571)
Income taxes payable	(413,664)	(140,325)	28,649
Other noncurrent liabilities	209,122	—	—

Net cash provided by (used in) operating activities	2,958,193	5,996,851	(57,835)

Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(1,245,923)	(829,739)	(2,290,372)
Investment in other assets	—	—	(136,376)
Note receivable	(845,603)	(1,151,220)	(1,128,150)
Acquisition of subsidiary, net of cash acquired	(11,218,229)	—	—

Net cash used in investing activities	(13,309,755)	(1,980,959)	(3,554,898)

Cash flows from financing activities:
Outstanding checks in excess of funds on deposit	279,520	—	—
Proceeds from long-term debt and notes payable to bank	11,000,000	—	990,724
Repayment of long-term debt and notes payable to bank	(46,899)	(990,724)	—
Payments for financing costs	(73,282)	—	(119,390)
Repurchase of common stock	(36,535)	(722,515)	—
Proceeds from exercise of warrants	—	280,953	6,538

Net cash provided by (used in) financing activities	11,122,804	(1,432,286)	877,872

Net increase (decrease) in cash and cash equivalents	771,242	2,583,606	(2,734,861)
Cash and cash equivalents at beginning of year	3,138,878	555,272	3,290,133

Cash and cash equivalents at end of year	$3,910,120	$3,138,878	$555,272

Supplemental disclosure of cash flow information:
Cash payments for interest	$180,292	$4,991	$10,425

Income taxes paid, net	$2,435,961	$519,142	$288,697

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$75,652	$8,257	$117,081

See accompanying notes to consolidated financial statements.

27	Optical Cable Corporation

Notes to Consolidated Financial Statements

Years ended October 31, 2008, 2007 and 2006

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions, primarily for the enterprise market, offering an integrated suite of high quality, warranted products. The Company’s product offerings include designs for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications, and harsh environments, including military, industrial, mining and broadcast applications.

On May 30, 2008, Optical Cable Corporation acquired Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP Data Communications”). Founded in 1990, SMP Data Communications is a wholly owned subsidiary of Optical Cable Corporation that develops copper and fiber passive connectivity hardware components for use in the enterprise market, including a broad range of commercial and residential applications.

On August 1, 2008, Optical Cable Corporation acquired 70% of the authorized membership interests of Centric Solutions LLC (“Majority-owned Subsidiary”). Majority-owned Subsidiary is a start-up business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market.

The Company’s cabling and connectivity products are used for high bandwidth transmission of data, video and audio communications. The enterprise market into which the Company primarily sells its products, includes local area network and premises markets. The Company’s product offering includes products well-suited for use in various other short- to moderate-distance applications as well. The Company’s products are sold worldwide. Also see note 11.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Optical Cable Corporation and its wholly owned and majority-owned subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents

All of the Company’s cash accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2008 and 2007, the Company had bank deposits in excess of the insured limit totaling $2,499,319 and $3,038,578, respectively.

Outstanding checks in excess of funds on deposit (bank overdrafts) totaled $279,520 as of October 31, 2008 and are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of October 31, 2008. There were no outstanding checks in excess of funds on deposit as of October 31, 2007.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2008 and 2007, the Company had cash equivalents, in the form of overnight repurchase agreements and money market funds, totaling $4.0 million and $3.5 million, respectively.

Optical Cable Corporation	28

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

Inventories are stated at the lower of cost (first-in, first-out basis, except for optical fibers for which specific identification is used) or market, or net realizable value. The determination of cost includes raw materials, direct labor and manufacturing overhead. The cost of optical fibers, included in raw materials, is determined using specific identification for optical fibers. The cost of work in process and finished goods inventories is determined either as average cost or standard cost, depending upon the product type. A standard cost system is used to estimate the actual costs of inventory for certain product types. Actual costs and production cost levels may vary from the standards established and such variances are charged to cost of goods sold or capitalized to inventory. Also see note 4.

(f)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty to thirty-nine years for buildings and three to seven years for building improvements, machinery and equipment and furniture and fixtures. Also see note 6.

External direct costs of materials and services consumed in developing or obtaining internal use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to an internal use computer software project, to the extent of the time spent directly on the project; and interest costs incurred when developing computer software for internal use are capitalized. Capitalized software development costs were approximately $246,000 and approximately $263,000 as of October 31, 2008 and 2007, respectively.

(g)	Revenue Recognition

The Company recognizes revenue when products are shipped or delivered to the customer and the customer takes ownership and assumes risk of loss (based on shipping terms), collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and sales price is fixed or determinable. Customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale.

29	Optical Cable Corporation

The Company recognizes royalty income, net of related expenses, on an accrual basis and estimates royalty income earned based on historical experience.

(h)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2,373,000, $1,853,000 and $1,980,000 are included in selling, general and administrative expenses for the years ended October 31, 2008, 2007 and 2006, respectively.

(i)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled $528,000 for the fiscal year ended October 31, 2008, and are included in selling, general and administrative expenses in the consolidated statements of income. There were no significant research and development costs for the fiscal years ended October 31, 2007 and 2006.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Also see note 12.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) as of November 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

(k)	Impairment or Disposal of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. When applicable, assets to be disposed of are reported separately in the consolidated balance sheet at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(l)	Stock Option Plan and Other Share-Based Compensation

Effective November 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, (“SFAS 123(R)”) and related

Optical Cable Corporation	30

interpretations, using the modified prospective method. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective method of adopting SFAS 123(R), the Company began recognizing compensation expense beginning in its fiscal year 2006 for the remaining unvested portions of stock option awards granted prior to November 1, 2005. All such stock option awards were granted prior to July 2002.

(m)	Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company. Also see note 14.

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

(2)	Business Combinations

On May 30, 2008, the Company acquired all of the common stock of Superior Modular Products Incorporated, doing business as SMP Data Communications from Preformed Line Products Company (“PLP”), for a purchase price of $11.5 million, subject to certain minimum working capital requirements and related purchase price adjustments. SMP Data Communications is a leading supplier of fiber optic and copper connectivity products for the data communications industry and has office, manufacturing and warehouse facilities located near Asheville, North Carolina. With the acquisition of SMP Data Communications, the Company now has the fiber optic and copper connectivity products necessary for it to offer an integrated suite of high quality cabling and connectivity solutions to its customers world-wide.

The acquisition was accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), and therefore the results of operations of SMP Data Communications are included in consolidated results of operations since May 31, 2008. The Company estimated the fair value of the net assets acquired of $15.9 million which represented an excess of the value of the identified net tangible and intangible assets acquired of $4.7 million over the total acquisition cost of $11.2 million (which consists of the agreed upon purchase price of $11.5 million, less $1,045,121 in working capital adjustments, plus transaction costs of $769,054). In accordance with SFAS 141, the excess fair market value of net assets over the total acquisition cost (or negative goodwill) was used to reduce the carrying value of long-term assets, including property and equipment, patents and other intangibles. As more fully discussed in note 9, the Company utilized bank financing to partially fund the acquisition.

The Company records goodwill and intangible assets in accordance with Statement of Financial Standards No. 142, Goodwill and Intangible Assets (“SFAS 142”). The Company accounts for

31	Optical Cable Corporation

intangible assets in accordance with SFAS 142 which requires that intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value of the intangible asset may not be recoverable. SFAS 142 also requires the Company to amortize intangible assets over their respective finite lives up to their estimated residual values.

The following table summarizes the aggregate estimated fair values of the assets and liabilities acquired in the transaction, net of allocated reductions required by SFAS 142 for estimated excess fair value of assets and liabilities over the total acquisition cost (negative goodwill):

Accounts receivable, net	$3,107,923
Property and equipment	3,711,690
Inventories	3,941,478
Intangible assets	2,719,782
Other assets, including cash of $5,705	428,592

Total assets	$13,909,465

Accounts payable and accrued expenses	1,805,632
Accrued compensation and payroll taxes	303,929
Deferred income taxes, net	575,970

Total liabilities	$2,685,531

Total net assets	$11,223,934

The Company is continuing to evaluate the purchase price allocations and will adjust the allocations relative to the fair market values of the assets and liabilities, as necessary, during fiscal year 2009.

Presented below is the pro forma impact on the unaudited results of operations for the years ended October 31, 2008 and 2007 as though the transaction was completed as of November 1, 2007 and 2006, respectively. The pro forma adjustments include the amortization of the fair market value adjustments to property and equipment, patents and other intangibles; the turn of inventory adjusted to fair value; and the estimated interest cost related to the transaction, all reduced by the estimated income tax benefits.

SMP Data Communications previously reported on a calendar year basis and its results of operations are included in the fiscal year pro forma information for its year ended December 31, 2007, combined with the results of operations of Optical Cable Corporation for its fiscal year ended October 31, 2007. Therefore, the results of SMP Data Communications for the two months ended December 31, 2007 are included in the pro forma results for both fiscal years.

Optical Cable Corporation	32

Total sales and net income for these two months totaled $3.4 million (unaudited) and $101,000 (unaudited), respectively.

	Years ended October 31,
	2008	2007
	(in 000s, except per share data)
	(unaudited)
Net sales	$72,756	$67,055
Gross profit	26,708	21,049
SG&A expenses	23,548	20,779
Royalty income, net	1,480	1,930
Amortization of intangible assets	958	958
Other expense, net	486	463
Income taxes	1,224	275
Net income	1,972	504
Net income per share (basic and diluted)	$0.33	$0.08

On August 1, 2008, Optical Cable Corporation acquired 70% of the authorized membership interests of the Majority-owned Subsidiary. Majority-owned Subsidiary is a start-up business founded in 2008 to provide turnkey cabling and connectivity solutions to the datacenter market. Optical Cable Corporation’s total investment, including a $300,000 installment to be paid in 2009, was $1.5 million. For the three months ended October 31, 2008, the Majority-owned Subsidiary generated no revenues and incurred operating losses, net of taxes, of $254,944 all of which were absorbed by the Company in consolidation as the owners of the minority interests do not currently have positive equity accounts required by the Operating Agreement to enable them to share in operating losses. Total assets of the Majority-owned Subsidiary of approximately $1.3 million are included in the total consolidated assets of the Company. As the Majority-owned Subsidiary had no transactions prior to Optical Cable Corporation’s acquisition and did not have a predecessor, the historical or proforma results would be those of the Company.

(3)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2008, 2007 and 2006 follows:

	Years ended October 31,
	2008	2007	2006
Balance at beginning of year	$246,803	$238,455	$454,550
Reserves of acquired subsidiary	45,615	—	—
Bad debt expense (recovery)	(42,023)	28,197	(89,116)
Losses charged to allowance	(114,754)	(21,850)	(150,240)
Recoveries added to allowance	15,300	2,001	23,261

Balance at end of year	$150,941	$246,803	$238,455

33	Optical Cable Corporation

(4)	Inventories

Inventories as of October 31, 2008 and 2007 consist of the following:

	October 31,
	2008	2007
Finished goods	$3,514,015	$2,484,892
Work in process	3,044,385	1,609,425
Raw materials	6,146,556	3,091,307
Production supplies	317,304	154,746

Total	$13,022,260	$7,340,370

(5)	Note Receivable

On April 22, 2005, the Company agreed to extend a loan to a start-up connector company, Applied Optical Systems, Inc. (the “Borrower”), specializing in the design, manufacture and sale of connectors and cable assemblies for certain niche markets, including military and other harsh environment applications. The Borrower offers complementary products to the Company’s product offering and was incorporated in December 2003. The Borrower currently has limited revenues and assets and is incurring net losses. The Borrower is not yet generating positive operating cash flows. As of October 31, 2008, total assets of the Borrower, based on unaudited financial information was equivalent to approximately 6.5% of the Company’s consolidated total assets. As of October 31, 2007, total assets of the Borrower, based on audited financial information was equivalent to approximately 5.2% of the Company’s total assets. Total revenue of the Borrower, based on unaudited financial information, was equivalent to approximately 10.5% of the Company’s consolidated net sales for the fiscal year ended October 31, 2008. Total revenue of the Borrower, based on audited financial information, was equivalent to approximately 6.7% of the Company’s net sales for the fiscal year ended October 31, 2007.

The Company’s loan to, and related transactions with, the Borrower was and is part of a strategy to preserve future options for the Company with respect to (i) expansion of the Company’s product line offering for certain niche markets, (ii) additional channels to market for military and harsh environment fiber optic cable products, and (iii) responding to potential changes to existing strategic partnerships as deemed necessary or appropriate by management in reaction to changes in the competitive landscape (specifically with respect to fiber optic cable products for the military and harsh environment applications).

Through October 31, 2008 and 2007, the Company had advanced a total of $4,336,280 and $3,490,677, net (including accrued interest and accounts receivable from product sales), respectively, to the Borrower. The note receivable, which has an extended maturity date of January 31, 2009, is collateralized by all of the Borrower’s tangible and intangible property and bears interest at six percent (6%) per annum. Two of the founders of the Borrower have also personally guaranteed amounts up to two-thirds of the principal balance outstanding on the note receivable plus two-thirds of any accrued interest related to the note receivable. In connection with the loan, the Company was issued a warrant by the Borrower which, as amended, gives the Company the right to purchase a fifty-six percent (56%) equity interest in the Borrower on a fully diluted, as converted basis, for a purchase price of $1,500,000. In addition, the Company was granted the right to purchase all other outstanding equity of the Borrower at various times from 2009 through 2012, at a fixed multiple of trailing earnings before interest and taxes (EBIT), conditioned upon the Company’s exercise of the warrant or the Borrower’s failure to repay the loan when due. The note receivable is callable by the Company at any time. The Company’s rights under the warrant terminate if the warrant is not exercised prior to the expiration date. The Company did not make any additional advances to the Borrower subsequent to October 31, 2008.

The loan from the Borrower meets the definition of an impaired loan in accordance with Statement of Financial Accounting Standards No. 114 Accounting by Creditors for Impairment of a Loan, as amended due to the fact that the original maturity date has been extended and periodic interest payments have not been made according to the original terms of the agreement.

Optical Cable Corporation	34

The Company obtained a valuation of the collateral and has determined that no recognition of an impairment charge is necessary based on the fair value of the collateral. Nonetheless, the Company discontinued recognizing interest income beginning in the third quarter of fiscal year 2006 related to the loan based on uncertainty as to when the interest would be collected and the Company has provided an allowance for certain interest income amounts that were recorded as advances on the loan previously.

The recorded investment in the impaired note receivable is $4,393,981 and $3,548,378 as of October 31, 2008 and 2007, respectively. The related allowance for doubtful accounts is $57,701 as of October 31, 2008 and 2007, respectively. There were no additions or write-downs charged to bad debt expense for the year ended October 31, 2008 or 2007.

The Company sold fiber optic cables to the Borrower totaling $774,765, $324,999 and $231,685 during fiscal years 2008, 2007 and 2006, respectively. The Company included $95,275 related to the sale of product to the Borrower in note receivable in the accompanying consolidated balance sheet as of October 31, 2007. The Company did not include any amount related to fiscal year 2008 sales of product to the Borrower in note receivable in the accompanying consolidated balance sheet as of October 31, 2008. Rather, such amounts are included in trade accounts receivable, to the extent they have not been settled as of October 31, 2008.

As of October 31, 2008, $324,740 is included in trade accounts receivable, net related to sales by the Company to the Borrower. There are no specifically identified amounts included in the allowance for doubtful accounts related to these trade accounts receivable from the Borrower.

(6)	Property and Equipment, Net

Property and equipment, net as of October 31, 2008 and 2007 consists of the following:

	October 31,
	2008	2007
Land	$3,144,068	$2,745,327
Building and improvements	7,533,523	7,079,308
Machinery and equipment	17,541,015	13,523,790
Furniture and fixtures	944,907	886,606
Construction in progress	498,463	447,204

Total property and equipment, at cost	29,661,976	24,682,235
Less accumulated amortization and depreciation	(13,533,319)	(11,785,671)

Property and equipment, net	$16,128,657	$12,896,564

35	Optical Cable Corporation

(7)	Intangible Assets

Following is a summary of acquired intangible assets (see note 2) as of October 31, 2008:

	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,297,804	5	$443,043
Tradename	229,791	10	14,362
Customer list	192,187	10	12,012

Total	$2,719,782		$469,417

Aggregate amortization expense for amortizing intangible assets was $469,417 for the year ended October 31, 2008. Estimated amortization expense for the next five years is: $832,724 in fiscal year 2009, $603,273 in fiscal year 2010, $438,510 in fiscal year 2011, $136,123 in fiscal year 2012 and $70,055 in fiscal year 2013. Amortization of intangible assets is calculated using an accelerated method over the estimated useful lives of the intangible assets.

(8)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2008 and 2007, the Company’s accrual for estimated product warranty claims totaled $210,000 and $75,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2008, 2007 and 2006 totaled $401,270, $102,173 and $198,869, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2008 and 2007:

	Years ended October 31,
	2008	2007
Balance at beginning of year	$75,000	$75,000
Liabilities accrued for warranties issued during the year	334,152	119,481
Warranty claims paid during the period	(266,270)	(102,173)
Changes in liability for pre-existing warranties during the year	67,118	(17,308)

Balance at end of year	$210,000	$75,000

(9)	Long-term Debt and Notes Payable to Bank

On May 30, 2008, the Company established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for the working capital needs of the Company and to finance the acquisition of SMP Data Communications. The new Credit Facilities provide a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”).

Optical Cable Corporation	36

The Revolving Loan provides up to $6.0 million for the Company’s working capital needs and bears interest at LIBOR plus 2.15%, but provides a lower rate option if the Company maintains specific depository amounts with Valley Bank. The Company may borrow up to 85% of the Company’s consolidated eligible accounts receivable, (excluding foreign accounts receivable), plus 35% of certain consolidated uninsured foreign receivables (or 100% of insured foreign receivables, without duplication) up to a maximum of $1,500,000 plus 25% of the Company’s consolidated eligible inventory. The Revolving Loan expires on February 28, 2010. As of October 31, 2008, the Company had no outstanding borrowings on its Revolving Loan and $6.0 million in available credit.

The Virginia Real Estate Loan provides up to $6.5 million and was fully funded on May 30, 2008. The Virginia Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the Virginia Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $42,241 for the period from July 1, 2008 through May 1, 2013. The balance of the Virginia Real Estate Loan will be due June 1, 2013. As of October 31, 2008, the Company had outstanding borrowings of $6,465,121 on its Virginia Real Estate Loan.

The North Carolina Real Estate Loan provides up to $2,240,000 and was fully funded on May 30, 2008. The North Carolina Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the North Carolina Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $14,557 for the period from July 1, 2008 through May 1, 2013. The balance of the North Carolina Real Estate Loan will be due June 1, 2013. As of October 31, 2008, the Company had outstanding borrowings of $2,227,980 on its North Carolina Real Estate Loan.

The Capital Acquisitions Term Loan provides up to $2,260,000 and was fully funded on October 6, 2008 as a precautionary measure to ensure adequate cash flow for the Company due to uncertain economic conditions relative to the stability of financial institutions in the United States. The Capital Acquisitions Term Loan bears interest at a fixed rate of 6% and principal and interest payments are amortized over 7 years. Payments on the Capital Acquisitions Term Loan are for interest only for the period from October 6, 2008 through May 1, 2009. The outstanding principal on May 31, 2009 will convert to 72 equal payments of principal and interest, commencing on July 1, 2009. As of October 31, 2008, the Company had outstanding borrowings of $2,260,000 on its Capital Acquisitions Term Loan.

The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2008 are: $262,122 in fiscal year 2009, $495,464 in fiscal year 2010, $526,460 in fiscal year 2011, $557,755 in fiscal year 2012 and $8,398,853 in fiscal year 2013.

The Credit Facilities are secured by a first priority lien on all of the Company’s personal property and assets as well as a first lien deed of trust on the Company’s real property, in both cases including the assets of the Company’s subsidiary, SMP Data Communications.

(10)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2008, 2007 and 2006, total expense of $1,966,818, $1,550,207 and $1,468,466, respectively, was incurred under the Company’s insured health care program.

37	Optical Cable Corporation

401(k) Plan

The Company maintains 401(k) retirement savings plans for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plans. The Company’s plan documents provide that the Company’s matching contributions are determined as a percentage of employee contributions or are discretionary. The Company made matching contributions to the plan that were expensed during the Company’s fiscal year ended October 31, 2008 totaling $245,876. The Company made or accrued matching contributions to the plan of $137,916 and $137,017 for the years ended October 31, 2007 and 2006, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest key employees and Non-employee Directors have in the future success of the Company, thereby aligning their interests with those of the shareholders and strengthening their desire to remain with the Company.

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

In March of 2005, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan is intended to be the successor of the 1996 Plan. The Company has authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2008, there were approximately 480,000 remaining shares available for grant under the 2005 Plan.

Share-based compensation expense (including the expense for both stock option awards granted prior to July 2002, and restricted stock awards granted to both employees and non-employee members of the Company’s Board of Directors) recognized in the consolidated statements of income for the years ended October 31, 2008, 2007 and 2006 was $761,082, $831,979 and $763,609, respectively.

Stock Option Awards

Under the 1996 Plan, employees and outside contractors were issued options to purchase common stock, all of which were issued prior to July 2002. The exercise price equaled the market price of the Company’s common stock on the date of grant. Options issued under the 1996 Plan generally vested incrementally over one to five years, and remain exercisable for ten years from the date of grant. All options outstanding are fully vested and exercisable as of October 31, 2008.

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

Optical Cable Corporation	38

Stock Option Assumptions

Volatility	80.88%
Dividend yields	—
Expected Term (in years)	3.96 - 6.31
Risk-free rate	5.14% - 5.58%

Stock option activity for the years ended October 31, 2008, 2007 and 2006 is as follows:

	Number of options	Weighted- average exercise price	Weighted-average remaining contractual term (in yrs)
Stock options outstanding at October 31, 2005	319,483	$19.74
Forfeited	(83,894)	53.61

Stock options outstanding at October 31, 2006	235,589	7.68
Forfeited	(31,133)	7.20

Stock options outstanding at October 31, 2007	204,456	7.76
Forfeited	(26,251)	8.87

Stock options outstanding at October 31, 2008	178,205	$7.59	3.27

As of October 31, 2008, there was no aggregate intrinsic value of options outstanding and options exercisable. Aggregate intrinsic value represents the positive difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $4.59 as of October 31, 2008, and the exercise price multiplied by the number of options outstanding.

All remaining compensation cost related to stock options granted to employees and non-employees prior to July 2002 was fully recognized in fiscal year 2007. Therefore, the Company did not record compensation expense related to its stock option awards during the fiscal year ended October 31, 2008. Compensation cost related to stock option awards for fiscal years ended October 31, 2007 and 2006 totaled $28,963 and $156,448, respectively.

Restricted Stock Awards

The Company has granted (under the 1996 Plan and the 2005 Plan), and anticipates granting from time to time (under the 2005 Plan), restricted stock awards pursuant to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 1996 and the 2005 Plans vest based on the passage of time and the remainder vest over time if certain market condition-based or operational performance-based criteria are met. Failure to meet the criteria required for vesting—whether for the market condition-based shares or for the operational performance-based shares—will result in a portion or all of the shares being forfeited. The Company recognizes expense on the service-based and market condition-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the grant date fair value. The Company recognizes expense on the operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company’s common stock on the date of grant. Previously recognized compensation cost on the market condition-based shares will not be reversed if the shares are forfeited as a result of not meeting the market condition.

39	Optical Cable Corporation

Restricted Stock Award activity for the years ended October 31, 2008, 2007 and 2006 is as follows:

	Years Ended October 31,
	2008	2007	2006
1996 and 2005 Plans
Shares granted	186,178	191,071	230,000
Forfeited or withheld for taxes	74,820	38,819	32,298

The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $662,311, $730,755 and $567,561 during the fiscal years ended October 31, 2008, 2007 and 2006, respectively.

As of October 31, 2008, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based, market condition-based, and operational performance-based shares that the Company will have to recognize over a 3.2 year weighted-average period is $1.7 million.

In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2008, there were approximately 199,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the years ended October 31, 2008, 2007 and 2006, restricted stock awards under the Non-employee Directors Stock Plan totaling 16,272, 13,764 and 8,000 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $98,771, $72,261 and $39,600 during the years ended October 31, 2008, 2007 and 2006, respectively.

(11)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting, exclusive of the recently acquired Majority-owned Subsidiary (see note 2).

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2008 and 2007 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2008, 11.1%, or approximately $6,784,000 of consolidated net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of consolidated net sales for the year ended October 31, 2008. As of October 31, 2008, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

Optical Cable Corporation	40

For the year ended October 31, 2006, 15.7%, or approximately $7,092,000 of net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of net sales for the year ended October 31, 2006.

For the years ended October 31, 2008, 2007 and 2006, approximately 68%, 72% and 77%, respectively, of net sales were from customers located in the United States, while approximately 32%, 28% and 23%, respectively, were from customers located outside of the United States. Net sales attributable to the United States and all other countries in total for the years ended October 31, 2008, 2007 and 2006 were as follows:

	Years ended October 31,
	2008	2007	2006
United States	$41,274,479	$32,583,326	$34,800,563
Outside the United States	19,723,604	12,919,379	10,529,834

Total net sales	$60,998,083	$45,502,705	$45,330,397

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2008, 2007 or 2006. In addition, none of the Company’s long-lived assets are located outside the United States.

(12)	Income Taxes

Income tax expense for the years ended October 31, 2008, 2007 and 2006 consists of:

Fiscal year ended October 31, 2008	Current	Deferred	Total
U.S. Federal	$1,787,990	$(763,007)	$1,024,983
State	345,554	(68,809)	276,745

Totals	$2,133,544	$(831,816)	$1,301,728

Fiscal year ended October 31, 2007	Current	Deferred	Total
U.S. Federal	$351,731	$298,671	$650,402
State	27,085	(12,159)	14,926

Totals	$378,816	$286,512	$665,328

Fiscal year ended October 31, 2006	Current	Deferred	Total
U.S. Federal	$294,079	$(150,355)	$143,724
State	23,267	(14,818)	8,449

Totals	$317,346	$(165,173)	$152,173

41	Optical Cable Corporation

Reported income tax expense for the years ended October 31, 2008, 2007 and 2006 differs from the “expected” tax expense, computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2008	2007	2006
“Expected” tax expense	$1,194,583	$652,108	$170,954
Increase (reduction) in income tax expense resulting from:
Benefits from extraterritorial income exclusion	—	(6,800)	(86,620)
Benefits from Sec. 199 manufacturing deduction	(113,119)	(25,567)	(9,525)
State income taxes, net of federal benefit	182,652	9,851	5,576
Other differences, net	37,612	35,736	71,788

Reported income tax expense	$1,301,728	$665,328	$152,173

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2008 and 2007 are presented below:

	October 31,
	2008	2007
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$124,507	$126,159
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	639,963	412,876
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	629,463	29,136
Share-based compensation expense	110,981	174,593
Interest receivable	184,809	89,563
Investment in Majority-owned Subsidiary	143,822	—
Other	47,673	1,076

Total gross deferred tax assets	1,881,218	833,403

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(1,327,749)	(515,769)
Other receivables, due to accrual for financial reporting purposes	(15,423)	(35,434)

Total gross deferred tax liabilities	(1,343,172)	(551,203)

Net deferred tax asset	$538,046	$282,200

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2008 will be realized.

Effective November 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an

Optical Cable Corporation	42

enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on the Company’s financial position, results of operation or liquidity.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits balance at November 1, 2007	$45,307
Gross increases for tax positions of prior years	91,224
Gross decreases for tax positions of prior years	—
Settlements	—
Lapse of statue of limitations	—

Unrecognized tax benefits balance at October 31, 2008	$136,531

As of October 31, 2008 and November 1, 2007, the Company had approximately $37,818 and $12,459, respectively, of accrued interest related to uncertain tax positions. Total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $88,858 and $29,518 as of October 31, 2008 and November 1, 2007, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statue of limitations remains open for U.S. and certain state income tax examinations for tax years 2005 through 2007.

(13)	Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, income taxes refundable, other receivables, accounts payable and accrued expenses, including accrued compensation and payroll taxes, income taxes payable and the current installments of long-term debt, approximate fair value because of the short maturity of these instruments. The carrying value of the Company’s long-term debt, excluding current installments, approximates the fair value based on similar long-term debt issues available to the Company as of October 31, 2008.

43	Optical Cable Corporation

(14)	Net Income Per Share

The following is a reconciliation of the numerators and denominators of the net income per share computations for the periods presented:

Fiscal year ended October 31, 2008	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$2,211,752	6,061,570	$0.36

Effect of dilutive stock options	—	362

Diluted net income per share	$2,211,752	6,061,932	$0.36

Fiscal year ended October 31, 2007	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$1,252,638	6,089,486	$0.21

Effect of dilutive stock options and warrants	—	6,043

Diluted net income per share	$1,252,638	6,095,529	$0.21

Fiscal year ended October 31, 2006	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$350,630	5,954,397	$0.06

Effect of dilutive stock options and warrants	—	11,292

Diluted net income per share	$350,630	5,965,689	$0.06

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 173,205, 199,457 and 230,589 for the years ended October 31, 2008, 2007 and 2006, respectively.

(15)	Shareholders’ Equity

On March 26, 2007, the Company’s Board of Directors approved a plan to purchase and retire up to 300,100 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. The Company anticipated that the purchases would be made over a 12-month period, but there is no definite time period for repurchase. As of October 31, 2008, the Company had repurchased and retired 150,373 shares of its outstanding common stock. The repurchase of these shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $759,050. As of October 31, 2008, 6,208,861 shares of the Company’s common stock were outstanding.

Subsequent to October 31, 2008, the Company repurchased and retired 107,424 shares of its outstanding common stock. The repurchase of these shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $324,967, or $3.03 per share.

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

Optical Cable Corporation	44

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

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

(16)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(17)	New Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies the definition of fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, but has been delayed for treatment of non-financial assets and liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157.

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

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. SFAS 141(R) becomes effective for acquisitions during fiscal annual reporting periods beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”).

45	Optical Cable Corporation

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 becomes effective for fiscal periods beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 160.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, in order to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. The statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The adoption of the Statement is not expected to have any impact on the Company’s results of operations, financial position or liquidity.

In April 2008, the FASB issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FSP 142-3 requires an entity to consider its own historical experience in renewing or extending the term of the arrangement, consistent with its expected use of the asset. In the absence of historical experience, an entity should consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of the Statement is not expected to have any impact on the Company’s results of operations, financial position or liquidity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. The Statement will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to AU Section 11, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of the Statement is not expected to have any impact on the Company’s results of operations, financial position or liquidity.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to be applicable to its financial position, operating results or financial statement disclosures.

Optical Cable Corporation	46

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2008 and 2007:

	Quarter ended
Fiscal year ended October 31, 2008	January 31	April 30	July 31	October 31
Net sales	$12,661,543	13,495,302	16,414,872	18,426,366
Gross profit	5,332,534	5,744,224	6,194,425	6,888,906
Income before income taxes	1,368,653	1,375,565	747,831	21,431
Net income (loss)	861,949	878,327	481,546	(10,070)
Basic and diluted net income per share	0.14	0.15	0.08	0.00

	Quarter ended
Fiscal year ended October 31, 2007	January 31	April 30	July 31	October 31
Net sales	$9,276,329	$11,132,925	$11,693,947	$13,399,504
Gross profit	2,975,994	4,069,029	4,701,497	5,423,285
Income (loss) before income taxes	(518,644)	370,462	852,689	1,213,459
Net income (loss)	(331,985)	236,762	537,719	810,142
Basic and diluted net income (loss) per share	(0.06)	0.04	0.09	0.13

47	Optical Cable Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and Subsidiaries as of October 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on November 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainties in Income Taxes.”

/s/ KPMG LLP

Roanoke, Virginia

January 29, 2009

Optical Cable Corporation	48

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

Annual Meeting

The 2009 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 31, 2009, at the Best Western Hotel at Valley View, 5050 Valley View Blvd., Roanoke, Virginia.

49	Optical Cable Corporation

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCCF. As of October 31, 2008 and December 31, 2008, there were approximately 3,400 and 3,300 shareholders of record, respectively. On January 23, 2009, our common stock closed at a price of $2.92 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2008	High	Low
First Quarter	$4.61	$3.31
Second Quarter	$5.00	$3.90
Third Quarter	$7.45	$4.78
Fourth Quarter	$7.44	$3.24

	Range of Bid Prices
Fiscal year ended October 31, 2007	High	Low
First Quarter	$6.00	$4.25
Second Quarter	$5.97	$4.52
Third Quarter	$5.45	$4.57
Fourth Quarter	$5.20	$4.40

We have not paid or declared any cash dividends on our common stock since our initial public offering in 1996 and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

Optical Cable Corporation	50

Corporate Information

(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer and Corporate Secretary

William R. Reynolds	Senior Vice President of Sales—USA

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	Principal and Founder
Holland Technical Services

Craig H. Weber	Executive Vice President, Corporate Development and Chief Financial Officer Home Care Delivered, Inc.

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President and Chief Executive Officer RGC Resources, Inc.

51	Optical Cable Corporation

Page intentionally left blank.

52

Fiber Surface Mount Boxes

Fiber Accessories

Connectors

Patch Panels

Cable Management

Zone Distribution Solutions

Shelving

Multi-media Boxes

OPTICAL CABLE CORPORATION

5290 Concourse Drive | Roanoke, Virginia, USA 24019

Phone 540-265-0690 | Fax 540-265-0724

www.occfiber.com