Form 10-K, Exhibit 13
period 2009-10-31
OPTICAL CABLE CORP
filed 2010-01-29
CIK 1000230

EXHIBIT 13.1

onsbroadcastmilitaryenterprisesecurity

OPTICAL CABLE CORPORATION

Unrivaled Integrated Solutions

2009 ANNUAL REPORT

mmunicationsminingindustrialenterprise

copper connectivity
solutions

copper

fiber optics

pre-terminated
solutions

OPTICAL CABLE CORPORATION

Annual Report

2009

TABLE OF CONTENTS

3	Selected Consolidated Financial Information

4	Letter to Shareholders

7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

22	Consolidated Financial Statements

26	Notes to Consolidated Financial Statements

48	Report of Independent Registered Public Accounting Firm

49	Corporate Information

Page intentionally left blank.

Selected Consolidated Financial Information

(in thousands, except per share data)

	Years ended October 31,
	2009	2008	2007	2006	2005

Consolidated Statement of Operations Information:
Net sales	$58,589	$60,998	$45,503	$45,330	$45,899
Cost of goods sold	38,748	36,838	28,333	29,908	28,067

Gross profit	19,841	24,160	17,170	15,422	17,832

Selling, general and administrative expenses	22,345	20,642	15,300	14,900	16,026
Royalty income, net	(878)	(636)	—	—	—
Amortization of intangible assets	825	469	—	—	—
Loss on impairment of intangible assets	344	—	—	—	—

Income (loss) from operations	(2,795)	3,685	1,870	522	1,806

Other income (expense), net:
Interest income (expense), net	149	(147)	21	(10)	(21)
Other, net	16	(24)	27	(9)	37

Income (loss) before income taxes	(2,630)	3,514	1,918	503	1,822

Income tax expense (benefit)	(706)	1,302	665	152	650

Net income (loss)	$(1,924)	$2,212	$1,253	$351	$1,172

Net income (loss) per share:
Basic and diluted	$(0.34)	$0.36	$0.21	$0.06	$0.20

Weighted average shares:
Basic	5,656	6,062	6,089	5,954	5,776

Diluted	5,656	6,062	6,096	5,966	5,800

Consolidated Balance Sheet Information:
Cash and cash equivalents	$1,948	$3,910	$3,139	$555	$3,290
Working capital	20,070	23,765	15,937	14,441	15,159
Total assets	50,327	54,837	37,281	34,791	34,944
Bank debt	8,536	10,953	—	991	—
Total shareholders’ equity	33,257	34,832	31,978	30,435	29,345

Letter to Shareholders

Dear Shareholders:

Tough Year. Strong Company.

As we began our fiscal year, we expected that 2009 would be challenging due to the global economic recession. Some disagreed, and forecasted an early economic rebound. Unfortunately, we were right.

The severe economic recession led to a significant contraction of the enterprise cabling and connectivity market during 2009, negatively impacting our industry, our customers and Optical Cable Corporation (“OCC”).

Yes, fiscal year 2009 was a tough year. But, OCC is a strong company.

In response to external economic conditions beyond our control, OCC focused on those factors we can control—taking actions that we believe will create long-term shareholder value. We listened to our customers. We cut our costs. We executed our strategy.

OCC finished fiscal year 2009 with positive cash flow from operations, positive EBITDA (earnings before interest, taxes, depreciation and amortization), and a strong balance sheet, all despite the severe economic recession—and without compromising our long-term strategy. Further, we performed well relative to many competitors with respect to net sales, seizing the opportunity presented by the economic recession to improve market penetration in our largest product category, fiber optic cables.

During fiscal year 2008, we proved that the business model we have built generates significant cash and earnings when net sales climb above certain levels. And during fiscal year 2009, we preserved our business model, built upon it, and improved it.

A review of our quarterly results during fiscal year 2009 is telling. We saw much better bottom line results during quarters with relatively small increases in net sales. And by our fourth quarter we saw bottom line improvements on relatively lower net sales as we began to realize the benefits of cost reduction initiatives implemented earlier in the year, including workforce reductions of approximately 10%.

Our business model is solid. OCC is strong.

And we have proven that we have the right plan, products, and people to manage through this challenging economic environment.

Executing Our Strategy. Building Our Foundation.

During fiscal year 2009, we continued to execute our strategy, building on the strong foundation we previously established.

OCC acquired Applied Optical Systems, Inc. (“AOS”) on October 31, 2009, the last day of our fiscal year. AOS is a designer, developer and manufacturer of top-tier, specialty fiber optic connectors, certain copper connectors, and connectivity solutions for military and harsh environment applications.

The acquisition of AOS added a product set to OCC’s offering that is highly desired by customers in a number of our targeted markets—a product set that we refer to as applied interconnect systems. While OCC and AOS were already customers of each other, and OCC a lender to AOS, the acquisition of AOS enabled us to more closely work together and begin an integration process that we expect will benefit our customers, the end-users of our products, and ultimately our shareholders.

On October 31, 2009, we also merged our subsidiary SMP Data Communications (also known as Superior Modular Products Incorporated) with and into OCC, creating one entity. OCC acquired SMP Data Communications on May 30, 2008. SMP Data Communications is known as a leading developer and manufacturer of copper and fiber optic connectivity products with industry-leading performance primarily for use in the enterprise market, and is internationally recognized for its role in establishing copper connectivity data communications standards, and offering innovative and patented technologies.

The acquisition of SMP Data Communications added the enterprise connectivity product set to OCC’s offering—a product set that many of our customers have requested from OCC. With many functional areas of OCC and SMP Data Communications already consolidated, the merger was the next logical step in the integration of our operations and product sets, and it was consistent with our goal of seamlessly providing our products and solutions to customers under one name.

Today, OCC has manufacturing, offices and warehouse facilities in three locations—OCC-Roanoke, OCC-Asheville and OCC-Dallas.

OCC is now much more than a leading manufacturer of the best fiber optic cables on the market. We are a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity products, which enable us to deliver unrivaled integrated solutions to our customers and end-users—providing our customers with the entire range of products and solutions they need—with the top-tier quality they expect from Optical Cable Corporation.

OCC’s suite of high quality, warranted cabling and connectivity products, primarily for the enterprise market, operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications. Our products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-

terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories. All of our products are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

Looking Forward to 2010

As we look forward, we expect that the first half of fiscal 2010 will continue to be challenging for two reasons. First, the business cycle of our industry often tends to lag the performance of the rest of the economy. Customers in our industry have a tendency to begin considering increasing investments in information technology infrastructure only after a recovery is underway. Second, the acquisition and integration of new businesses can result in new challenges and expenses. However, these growing pains are worth enduring, as the continued execution of our strategy will create a stronger OCC and long-term shareholder value. By the second half of fiscal 2010, we believe we will deliver improved financial performance, as economic recovery begins to positively impact our markets.

Whatever fiscal year 2010 brings, OCC is in an enviable position in our industry, offering a range of products and solutions needed and asked for by our customers. Importantly, we have proven that our business model generates disproportionate returns as net sales increase, while fixed production costs and necessary expenses increase at a slower rate.

We also believe OCC’s strategy, business model and market position are not fully reflected in our stock price. Consistent with our belief, in November 2009, we announced that OCC was instituting another stock repurchase program since our latest stock repurchase program was completed in October 2009.

During fiscal year 2009, we focused on those aspects of our environment we can control—taking those actions that we believed would create long-term shareholder value.

We listened to our customers. We cut our costs. We executed our strategy. And OCC is better and stronger because of it.

Thank you for your trust and the privilege of allowing us to lead your company.

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.

Chairman of the Board,

President and Chief Executive Officer

January 29, 2010

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to variables, uncertainties, contingencies and risks that may cause actual events to differ materially from our expectations, and such variables, uncertainties, contingencies and risks may adversely affect the Company and the Company’s future results of operations and future financial condition. Factors that could cause or contribute to such differences from our expectations or could adversely affect the Company include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, and plastics and other materials affected by petroleum product pricing); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of our products and a limited number of production facilities; our ability to protect our proprietary manufacturing technology; our ability to replace royalty income as existing patented and licensed products expire by developing and licensing new products; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; changes in demand of our products from certain competitors for which we provide private labeled connectivity products; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the inability to successfully integrate the operations of our new subsidiaries; the impact of changes in accounting policies, including those by the Securities and Exchange Commission and the Public Company Accounting Oversight Board; our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which results in increases in our direct and indirect costs as we comply with such laws and regulations; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with customers of ours; impact of weather or natural disasters in the areas of the world in which we operate and market our products; our ability to secure financing to fund working capital needs; economic downturns and/or changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products, and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive and we incorporate by reference those factors included in current reports on Form 8-K, and/or in our other filings.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million, in which case the amounts have been rounded to the nearest thousand.

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications. Our products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, rack, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

OCC is internationally recognized for pioneering the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use, and creating a broad product offering built on the evolution of these fundamental technologies. OCC also is internationally recognized for its role in establishing copper connectivity data communications standards, through its innovative and patented technologies.

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our high quality fiber optic cables at our Roanoke facility which is ISO 9001:2008 registered and MIL-STD-790F certified, our high quality enterprise connectivity products at our Asheville facility which is ISO 9001:2008 registered, and our high quality military and harsh environment connectivity products and systems at our Dallas facility which is MIL-STD-790F certified.

Optical Cable Corporation, OCC, Superior Modular Products, SMP Data Communications, Applied Optical Systems, and associated logos are trademarks of Optical Cable Corporation.

Growing Optical Cable Corporation

Our vision and strategy for Optical Cable Corporation has been to build on our strong reputation and market position in the fiber optic cable industry in commercial and specialty markets (our fiber optic cable product offering) by adding a suite of connectivity products enabling us to offer top-tier, end-to-end integrated cabling and connectivity solutions to our customers and end-users in our targeted markets. And we have done just that!

On May 30, 2008, Optical Cable Corporation acquired Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP Data Communications”), located near Asheville, North Carolina. Our Asheville team designs and manufactures fiber and copper connectivity products for the enterprise market, including a broad range of commercial and residential applications. We refer to these products as our enterprise connectivity product offering. Our Asheville team is internationally recognized for its role in establishing copper connectivity data communications standards, through innovative and patented technologies. The products manufactured at our Asheville facility are marketed and sold under the names Optical Cable Corporation and OCC by our integrated sales team. On October 31, 2009, we merged SMP Data Communications with and into Optical Cable Corporation, and SMP Data Communications ceased to exist as a separate entity.

On October 31, 2009, Optical Cable Corporation acquired Applied Optical Systems, Inc. (“AOS”), located near Dallas, Texas. Our Dallas team designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions primarily for use in military and other harsh environment applications. We refer to these products as our applied interconnect systems product offering. Founded in 2003, AOS is a wholly owned subsidiary of Optical Cable Corporation. We plan to market and sell the products manufactured at our Dallas facility under the names Optical Cable Corporation and OCC through the efforts of our integrated sales team.

By expanding OCC’s product offerings with the acquisitions of SMP Data Communications and AOS, we are now able to offer a full suite of complementary cabling and connectivity products including fiber optic and copper cabling, fiber optic and copper connectors for enterprise, military and harsh environments, specialty fiber optic and copper connectors, fiber optic and copper patch cords, fiber optic and copper pre-terminated cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories to our customers and end-users as part of our integrated cabling and connectivity solution.

On August 1, 2008, Optical Cable Corporation acquired 70% of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”). Centric Solutions is a start-up business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market. Centric Solutions operates and goes to market separately from Optical Cable Corporation, however, in some cases, Centric Solutions may offer products from OCC’s product offering. Centric Solutions goes to market separately with its own sales team.

Acquisition of Applied Optical Systems, Inc.

On October 31, 2009, we acquired AOS in a series of transactions that resulted in our owning 100% of the equity of AOS. Additions to our net asset balances totaling $2.6 million resulting from the acquisition as of October 31, 2009 are presented in the table herein. In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), which was not included in the FASB’s Codification, but still applicable for us as of October 31, 2009, the purchase price of $2.6 million has been allocated to the assets and liabilities assumed based on the fair values at the date of acquisition. This allocation, including the impact of the pre-acquisition note and accrued interest payable to OCC, resulted in the recognition of $6.5 million in intangible assets, $6.3 million of which relates to goodwill. The consideration for the transaction includes certain earn out provisions based upon the future performance of the product lines developed by our Dallas team. The agreement provides for a minimum earn out payment of $750,000 and a maximum of $14.75 million to be paid in 2017. The present value of the minimum earn out of $459,000 is included in the $2.6 million purchase price. As the transaction was effective on October 31, 2009, the results of operations of AOS will be included in consolidated results of operations beginning November 1, 2009.

As of October 31, 2009

Trade accounts receivable, net	$1,159,000
Property and equipment	357,000
Inventories	1,219,000
Goodwill	6,289,000
Intangible assets	190,000
Deferred income taxes, net	1,038,000
Other assets, including cash of $20,000	41,000

Total assets	$10,293,000

Accounts payable and accrued expenses	2,117,000
Accrued interest payable to Optical Cable Corporation	761,000
Note payable to Optical Cable Corporation	4,536,000
Other liabilities	235,000

Total liabilities	$7,649,000

Total net assets	$2,644,000

The acquisition of AOS on October 31, 2009 was a strategic acquisition for us, allowing us to enhance the integrated fiber optic and copper datacom cabling and connectivity solutions we provide in our targeted markets and to permit us to pair AOS’s innovative and unique fiber optic connectivity products with our fiber optic cabling products for military and other harsh environment applications. The acquisition of AOS adds additional products to our product offering just as the acquisition of SMP Data Communications added additional products to our product offering in 2008.

Summary of Company Performance for Fiscal Year 2009

Like others in our industry, during fiscal year 2009 we experienced the adverse effects of one of the worst world-wide economic recessions since the Great Depression of the 1930s. Despite the adverse economic conditions, OCC generated positive cash flow from operating activities of $2.8 million.

During fiscal year 2009, net sales decreased 4.0% to $58.6 million compared to $61.0 million for fiscal year 2008. Gross profit decreased 17.9% to $19.8 million in fiscal year 2009 compared to $24.2 million during fiscal year 2008.

Gross profit margins (gross profit as a percentage of net sales) decreased to 33.9% for fiscal year 2009 from 39.6% for fiscal year 2008. The decrease resulted mainly from sales of enterprise connectivity products (those products historically offered by SMP Data Communications) being consolidated for a full year during fiscal year 2009, while being consolidated for only five months during fiscal year 2008 after the May 30, 2008 acquisition of SMP Data Communications. Gross profit margins for our enterprise connectivity products are historically lower than gross profit margins for our fiber optic cable products.

Gross profit margins also suffered as fixed manufacturing costs were spread over lower production volumes for fiber optic cable products and enterprise connectivity products, with fiber optic cable gross profit margin decreasing to 38.6% for fiscal year 2009 compared to 42.5% for the prior year, and enterprise connectivity products gross profit margin decreasing to 17.8% during fiscal year 2009 compared to 20.4% for the five months ended October 31, 2008.

We reported a net loss of $1.9 million, or $0.34 per share, during fiscal year 2009, compared to net income of $2.2 million, or $0.36 per share, for last year. The majority of our loss before income taxes during fiscal year 2009 was attributable to our investment in Centric Solutions, which posted a loss before taxes of $1.6 million in fiscal year 2009.

During fiscal year 2009, we took steps to control costs including reducing aggregate head count by approximately 10% at our Roanoke and Asheville facilities, negotiated favorable shipping rates, and implementing other cost savings initiatives. The impact of these steps is reflected in our results for the fourth quarter of fiscal year 2009.

We plan to continue to take the actions we believe appropriate to improve our financial performance as quickly as possible, without jeopardizing the execution of our long-term strategy.

Results of Operations

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, regional distributors, various smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers located outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentage of net sales to customers outside of the United States from period to period based on the timing of large orders, coupled with the impact of increases and decreases in sales to customers located in the United States.

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

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may deviate from expectations based on both anticipated and unanticipated changes in product mix. Additionally, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales volumes.

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

Royalty income, net consists of royalty income earned on licenses associated with our patented products, net of related expenses.

Amortization of intangible assets consists of the amortization of developed technology, trade name and customer list acquired in the acquisition of SMP Data Communications on May 30, 2008. Amortization of intangible assets is calculated using an accelerated method over the estimated useful lives of the intangible assets. During the fiscal year ended October 31, 2009, we discontinued marketing our connectivity products under the SMP Data Communications trade name and, as a result, we recognized an impairment charge of $190,000 to eliminate the carrying value of the trade name asset. Additionally, we recognized an impairment charge of $153,000 to eliminate the carrying value of the customer list asset.

Other income, net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended October 31,		Percent Change	Fiscal Years Ended October 31,		Percent Change
	2009	2008		2008	2007

Net sales	$58,600,000	$61,000,000	(4.0)%	$61,000,000	$45,500,000	34.1%
Gross profit	19,800,000	24,200,000	(17.9)	24,200,000	17,200,000	40.7
SG&A expenses	22,300,000	20,600,000	8.3	20,600,000	15,300,000	34.9
Net income (loss)	(1,900,000)	2,200,000	(187.0)	2,200,000	1,300,000	76.6

Net Sales

Like others in our industry, during fiscal year 2009 we experienced the adverse effects of one of the worst world-wide economic recessions since the Great Depression of the 1930s.

Net sales decreased 4.0% to $58.6 million in fiscal year 2009 down from $61.0 million in fiscal year 2008. We experienced a decrease of 14.1% in net sales of our fiber optic cable products during fiscal year 2009, as net sales of fiber optic cables in the U.S. decreased 9.4% and net sales outside of the U.S. of fiber optic cables decreased 23.9%. Total net sales decreased less than those of the fiber optic cable product sales because net sales of enterprise connectivity products were consolidated for a full year during fiscal year 2009, while being consolidated for only five months during fiscal year 2008 after the May 30, 2008 acquisition of SMP Data Communications.

Net sales increased 34.1% to $61.0 million in fiscal year 2008 from $45.5 million in fiscal year 2007. The increase in net sales during fiscal year 2008 compared to fiscal year 2007 was attributable to increases in fiber optic cable sales as well as the acquisition of SMP Data Communications in May 2008, which added $8.0 million to our net sales in fiscal year 2008.

Net sales to customers located outside of the United States were 27%, 32% and 28% of total net sales for fiscal years 2009, 2008 and 2007, respectively. Net sales to customers outside of the United States decreased 20.3% during fiscal year 2009 compared to fiscal year 2008, while net sales to customers located in the United States increased 3.9% compared to fiscal year 2008, as a result of enterprise connectivity products being consolidated for a full year during fiscal year 2009, while being consolidated for only five months during fiscal year 2008 after the May 30, 2008 acquisition of SMP Data Communications. The decrease in net sales to customers located outside of the United States is partially due to the fact that we recognized net sales totaling in the aggregate, approximately $1.8 million as the result of two large international fiber optic cable orders during fiscal year 2008 that did not recur in fiscal year 2009. Additionally, the global economic downturn has contributed to the decrease in net sales to customers located outside of the United States, particularly in areas of the world where the effect of the downturn is more profound such as Latin America and certain parts of the Asia-Pacific region.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year by the timing of larger projects, other economic factors impacting our industry or impacting the industries of our customer and end-users and macro-economic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year. During fiscal year 2009, by way of example, we believe global economic weakness has negatively impacted the seasonal increase we typically experience during the second half of our fiscal year. As a result, approximately 52% of our net sales were recognized in the first half of fiscal year 2009. At this time, we are unable to predict what impact the continuing adverse economic conditions will have on our normal seasonality pattern in fiscal year 2010.

Gross Profit

Gross profit decreased 17.9% to $19.8 million in fiscal year 2009 from $24.2 million in fiscal year 2008. Gross profit margin, or gross profit as a percentage of net sales, decreased to 33.9% for fiscal year 2009, compared to 39.6% for fiscal year 2008.

The primary reason for the decrease in gross profit margin is the acquisition of SMP Data Communications on May 30, 2008. Specifically, our enterprise connectivity products have historically had gross profit margin percentages lower than the historical gross profit margins of our fiber optic cable products. The gross profit margin associated with the sale of enterprise connectivity products was 17.8% for fiscal year 2009, while the gross profit margin associated with fiber optic cable sales was 38.6% during fiscal year 2009. Additionally, gross profit has declined as a result of sales of lower volumes of both enterprise connectivity and fiber optic cable products due to the global economic downturn. This negatively impacts gross profit margin as certain fixed manufacturing costs are spread over the lower sales volume.

Exclusive of the impact of our enterprise connectivity products, gross profit on fiber optic cable products decreased 21.9% to $17.6 million for fiscal year 2009, compared to $22.5 million for fiscal year 2008. Our gross profit margin decreased to 38.6% for fiscal year 2009, compared to 42.5% for last year. We believe the decrease in our gross profit margin, exclusive of the impact of enterprise connectivity products, for fiscal year 2009 related primarily to the fact that certain fixed manufacturing costs were spread over lower sales volumes. Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may deviate from expectations based on both anticipated and unanticipated changes in product mix.

Gross profit increased 40.7% to $24.2 million in fiscal year 2008 from $17.2 million in fiscal year 2007. Gross profit margin, or gross profit as a percentage of net sales, increased to 39.6% for fiscal year 2008 compared to 37.7% for fiscal year 2007.

Selling, General and Administrative Expenses

SG&A expenses increased to $22.3 million in fiscal year 2009 from $20.7 million in fiscal year 2008. SG&A expenses as a percentage of net sales were 38.1% in fiscal year 2009 compared to 33.8% in fiscal year 2008.

The increase in SG&A expenses during fiscal year 2009 compared to last year was due primarily to the acquisition of SMP Data Communications on May 30, 2008, as a full year of SG&A expenses associated with the SMP Data Communications acquisition were consolidated in fiscal year 2009, compared to only five months of SG&A expenses associated with the SMP Data Communications acquisition being consolidated in fiscal year 2008. SG&A expenses also increased when compared to fiscal year 2008 due to SG&A expenses incurred by Centric Solutions, a start-up business acquired by us on August 1, 2008 to provide turnkey cabling and connectivity solutions for the datacenter market. SG&A expenses of Centric Solutions increased by approximately $1.1 million when compared to fiscal year 2008.

Our SG&A expenses have also been negatively impacted by the costs associated with the implementation of certain provisions of Sarbanes-Oxley at our Asheville facility and Centric Solutions and the on-going costs associated with compliance with the requirements of Sarbanes-Oxley.

SG&A expenses increased to $20.7 million in fiscal year 2008 from $15.3 million in fiscal year 2007. SG&A expenses as a percentage of net sales were 33.8% in fiscal year 2008 compared to 33.6% in fiscal year 2007. The increase was primarily due to the acquisition of SMP Data Communications. Excluding the impact of the acquisition of SMP Data Communications (but including various post-acquisition costs associated with the integration of SMP Data Communications), the increase in SG&A expenses during fiscal year 2008 compared to fiscal year 2007 was primarily due to increased compensation and commission costs, increased marketing and sales related expenditures and the post-acquisition costs associated with the integration of SMP Data Communications, including various professional fees.

Royalty Income, Net

We recognized royalty income, net of related expenses, totaling $878,000 during fiscal year 2009, compared to royalty income, net of related expenses totaling $636,000 during fiscal year 2008. This income is largely offset by the expense of the amortization of intangible assets associated with our royalty income, net (as further described in the Amortization of Intangible Assets section described herein), resulting from the required write-up of intangible assets to fair value when acquired as part of the acquisition of SMP Data Communications on May 30, 2008.

Amortization of Intangible Assets

We recognized $825,000 of amortization expense, associated with intangible assets, during fiscal year 2009, compared to amortization expense of $469,000 during fiscal year 2008. The increase in amortization expense, when comparing the two fiscal years, is due to the fact that only five months of amortization expense were recorded in fiscal year 2008 as a result of the timing of the acquisition of SMP Data Communications.

Loss on Impairment of Intangible Assets

During our third quarter of fiscal year 2009, we discontinued marketing our connectivity products under the SMP Data Communications trade name and began to market these products under the names Optical Cable Corporation and OCC. As a result, we determined the value of the trade name acquired in the acquisition of SMP Data Communications was impaired and recorded a non-cash, non-recurring impairment charge in the amount of $190,000 during the third quarter of fiscal year 2009.

During our fourth quarter of fiscal year 2009, we re-evaluated the value assigned to the customer list acquired in connection with the acquisition of SMP Data Communications. Using more current post-acquisition financial information, we determined that the customer list asset was impaired and recorded a non-cash, non-recurring impairment charge in the amount of $153,000 during the fourth quarter of fiscal year 2009.

Other Income (Expense), Net

We recognized other income, net of $165,000 in fiscal year 2009 compared to other expense, net of $171,000 in fiscal year 2008. Other income (expense), net for fiscal year 2009 is comprised of: interest income totaling $831,000 recognized during the fourth quarter of fiscal year 2009 in connection with accounting for the acquisition of AOS on October 31, 2009, and related to our note receivable from AOS; interest expense totaling $682,000 related to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008; and other miscellaneous items which may fluctuate from period to period.

We recognized other expense, net in fiscal year 2008 of $171,000 compared to other income, net of $48,000 in fiscal year 2007.

Income (Loss) Before Income Taxes

We reported a loss before income taxes of $2.6 million for fiscal year 2009 compared to income before income taxes of $3.5 million in fiscal year 2008. The change was primarily due to the decrease in gross profit of $4.3 million in fiscal year 2009 compared to fiscal year 2008 and the $1.7 million increase in SG&A expenses. The majority of our loss before income taxes during fiscal year 2009 was attributable to our investment in Centric Solutions, which posted a loss before taxes of $1.6 million in fiscal year 2009.

Income before income taxes was $3.5 million in fiscal year 2008 compared to income before income taxes of $1.9 million in fiscal year 2007. This increase was primarily due to the increase in gross profit of $7.0 million, partially offset by the $5.3 million increase in SG&A expenses.

Income Tax Expense (Benefit)

Income tax benefit totaled $706,000 for fiscal year 2009, compared to income tax expense of $1.3 million for fiscal year 2008. Our effective tax rate was 26.8% in fiscal year 2009, compared to 37.0% in fiscal year 2008.

Generally, fluctuations in our effective tax rates are primarily due to the amount and timing of various tax deductions and benefits, including the impact of certain grants of restricted shares to members of management, as well as certain benefits from the Internal Revenue Code Section 199 manufacturing deduction, which is not available in periods without taxable income.

Income tax expense totaled $1.3 million for fiscal year 2008 compared to income tax expense of $665,000 for fiscal year 2007. Our effective tax rate was 37.0% in fiscal year 2008 compared to 34.7% in fiscal year 2007.

Net Income (Loss)

Net loss for fiscal year 2009 was $1.9 million compared to net income of $2.2 million in fiscal year 2008. This change was due primarily to the decrease in income before income tax expense of $6.1 million for fiscal year 2009 compared with fiscal year 2008, partially offset by the recognition of a tax benefit of $706,000 compared to tax expense of $1.3 million in fiscal year 2008.

Net income increased 76.6% to $2.2 million in fiscal year 2008 compared to net income of $1.3 million in fiscal year 2007. This increase was due primarily to the increase in income before income tax expense of $1.6 million for fiscal year 2008 compared with fiscal year 2007, partially offset by the increase in income tax expense of $636,000 when comparing fiscal year 2008 to fiscal year 2007.

Financial Condition

Total assets decreased $4.5 million, or 8.2%, to $50.3 million at October 31, 2009, from $54.8 million at October 31, 2008. This decrease is primarily due to a $4.3 million decrease in notes receivable in connection with the acquisition of AOS (see note 2 to the consolidated financial statements). The decrease in total assets was also due to a $2.0 million decrease in cash and cash equivalents and a $2.5 million decrease in accounts receivable, net, partially offset by a $5.3 million increase in intangible assets (including goodwill) and a $1.8 million increase in income taxes refundable. Further detail regarding the decrease in cash and cash equivalents is provided in our discussion of “Liquidity and Capital Resources.” The decrease in accounts receivable, net largely resulted from the decrease in net sales in the fourth quarter of fiscal year 2009 when compared to the fourth quarter of fiscal year 2008 and the $1.5 million decrease in accounts receivable, net related to the exercise of the warrant as part of the acquisition of AOS (see note 2 to the consolidated financial statements), partially offset by the increase of $1.2 million by adding AOS’s accounts receivable purchased as part of the acquisition. The increase in intangible assets is due to the acquisition of AOS (see note 2 to the consolidated financial statements) and the increase in income taxes refundable is a result of our effective tax rate for the year being applied to our loss before income taxes for the fiscal year.

Total liabilities decreased $2.9 million or 14.7% to $17.1 million at October 31, 2009, from $20.0 million at October 31, 2008. This decrease is primarily due to a $2.4 million decrease in long-term debt in connection with the repayment of the capital acquisitions term loan.

Total shareholders’ equity at October 31, 2009 decreased $1.6 million, or 4.5% during fiscal year 2009. The decrease resulted from a net loss of $1.9 million and the repurchase and retirement of 150,000 shares of our common stock for $455,000, partially offset by share-based compensation totaling $804,000.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2009 have been to fund working capital requirements, capital expenditures, the acquisition of AOS (see note 2 to the consolidated financial statements) and the repayment of our capital acquisitions term loan. Our primary source of capital for these purposes has been existing cash and cash equivalents and cash provided by operations. As of October 31, 2009, we had outstanding loan balances under two of our credit facilities totaling $8.5 million. As of October 31, 2008, we had outstanding loan balances under three of our credit facilities totaling $11.0 million.

Our cash totaled $1.9 million as of October 31, 2009, a decrease of $2.0 million, compared to $3.9 million as of October 31, 2008. The decrease in cash for the fiscal year ended October 31, 2009, primarily resulted from the repayment of our capital acquisitions term loan and other principal payments on our long-term debt totaling $2.4 million, the repurchase and retirement of 150,000 shares of our common stock for $455,000, capital expenditures of $675,000 and the cash consideration used in the acquisition of AOS of $643,000, partially offset by net cash provided by operating activities of $2.8 million.

On October 31, 2009, we had working capital of $20.1 million, compared to $23.8 million as of October 31, 2008. The ratio of current assets to current liabilities as of October 31, 2009, was 3.6 to 1 compared to 3.9 to 1 as of October 31, 2008. The decrease in working capital during fiscal year 2009 was primarily due the $2.5 million decrease in accounts receivable, net, and the $2.0 million decrease in cash and cash equivalents, partially offset by the $1.8 million increase in income taxes refundable.

Net Cash

Net cash provided by operating activities was $2.8 million in fiscal year 2009 compared to net cash provided by operating activities of $3.0 million in fiscal year 2008, and net cash provided by operating activities of $6.1 million in fiscal year 2007.

Net cash provided by operating activities during fiscal year 2009 primarily resulted from certain adjustments to reconcile net loss to net cash provided by operating activities including depreciation and amortization of $3.1 million and share-based compensation expense of $920,000. Additionally, the decrease in accounts receivable in the amount of $1.9 million and a decrease in inventories in the amount of $1.9 million, in both cases exclusive of assets and liabilities of AOS at the date of acquisition, further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the increase in income taxes refundable of $1.8 million and a decrease in accounts payable and accrued expenses (including accrued compensation and payroll taxes) totaling $2.0 million, again exclusive of assets and liabilities of AOS at the date of acquisition, and a net loss totaling $1.9 million.

Net cash provided by operating activities during fiscal year 2008 primarily resulted from net income of $2.2 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $2.3 million and share-based compensation expense of $761,000, offset by a deferred tax benefit of $832,000. Additionally, the increase in accounts payable and accrued expenses (including accrued compensation and payroll taxes) totaling $1.2 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in inventories of $1.7 million.

Net cash provided by operating activities during fiscal year 2007 primarily resulted from net income of $1.3 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.6 million and share-based compensation expense of $832,000. Additionally, the decrease in inventories totaling $1.3 million and the increase in accounts payable and accrued expenses (including accrued compensation and payroll taxes) totaling $1.7 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in accounts receivable, net of $883,000. The increase in accounts receivable, net resulted from increased sales generated in the fourth quarter of fiscal year 2007 when compared to fiscal year 2006.

Net cash used in investing activities totaled $1.5 million in fiscal year 2009 compared to $13.3 million in fiscal year 2008 and $2.0 million in 2007. Net cash used in investing activities during fiscal year 2009 resulted primarily from the acquisition of AOS and purchases of property and equipment and deposits for the purchase of property and equipment. Net cash used in investing activities during fiscal year 2008 resulted from the acquisition of SMP Data Communications, purchases of property and equipment and advances made to AOS. Net cash used in investing activities during fiscal year 2007 resulted primarily from purchases of property and equipment, deposits for the purchase of property and equipment and advances made to AOS.

Net cash used in financing activities was $3.3 million in fiscal year 2009 compared to net cash provided by financing activities of $11.0 million in fiscal year 2008 and net cash used in financing activities of $1.5 million in fiscal year 2007. Net cash used in financing activities in fiscal year 2009 resulted primarily from the repayment of long-term debt of $2.4 million. Net cash provided by financing activities in fiscal year 2008 resulted from proceeds from notes payable to our bank under our credit facilities in the amount of $11.0 million. Net cash used in financing activities in fiscal year 2007 resulted from repayment of a note payable to our bank under one of our lines of credit in the amount of $991,000 and the repurchase and retirement of 141,000 shares of our common stock for $723,000, partially offset by proceeds received from the exercise of warrants to purchase our common stock totaling $281,000.

AOS Loan

On April 22, 2005, we agreed to extend a loan to AOS. On October 31, 2009, we acquired 100% of the equity of AOS (see note 2 to the consolidated financial statements). Our loan to, and the related transactions with, AOS was part of a strategy to preserve future options for us with respect to (i) expanding our product line offering, (ii) providing additional channels to market for military and harsh environment fiber optic cable products, and (iii) responding to potential changes to existing strategic partnerships as deemed necessary or appropriate by management in reaction to changes in the competitive landscape (specifically with respect to fiber optic cable products for the military and harsh environment applications).

Through October 31, 2009 and 2008, we had advanced a total of $4.5 million and $4.3 million, net (including accrued interest and accounts receivable from product sales), respectively, to AOS. Additionally, we had accrued interest receivable of $761,000 related to the advances, as of October 31, 2009. We discontinued recognizing interest income beginning in the third quarter of fiscal year 2006 related to the loan based on uncertainty as to when the interest would be collected. As a result of the acquisition on October 31, 2009, accumulated interest income in the amount of $819,000 ($58,000 of which was included in the note receivable from AOS as of October 31, 2009) was recognized.

Valley Bank Credit Facilities

On May 30, 2008, we established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for our working capital needs and to finance the acquisition of SMP Data Communications. The Credit Facilities provide a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”). Of our $17.0 million in total credit facilities, we currently have approximately $6.0 million unused and available.

The Revolving Loan provides up to $6.0 million for our working capital needs and bears interest at LIBOR plus 2.15%, but provides a lower rate option if we maintain specific depository amounts with Valley Bank. We may borrow up to 85% of our consolidated eligible accounts receivable, (excluding foreign accounts receivable), plus 35% of certain consolidated uninsured foreign receivables (or 100% of insured foreign receivables, without duplication) up to a maximum of $1.5 million plus 25% of our consolidated eligible inventory. The Revolving Loan expires on February 28, 2010; however we are engaged in active discussions with our current lender and other financial institutions to replace our revolving loan with a revolving loan with terms we believe will be appropriate for our current financing needs. As of October 31, 2009, we had no outstanding borrowings under our Revolving Loan and $6.0 million in available credit.

The Virginia Real Estate Loan was fully funded on May 30, 2008. The Virginia Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the Virginia Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $42,241 for the period from July 1, 2008 through May 1, 2013. The balance of the Virginia Real Estate Loan will be due June 1, 2013. As of October 31, 2009, we had outstanding borrowings of $6.3 million under our Virginia Real Estate Loan.

The North Carolina Real Estate Loan was fully funded on May 30, 2008. The North Carolina Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the North Carolina Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $14,557 for the period from July 1, 2008 through May 1, 2013. The balance of the North Carolina Real Estate Loan will be due June 1, 2013. As of October 31, 2009, we had outstanding borrowings of $2.2 million under our North Carolina Real Estate Loan.

The Capital Acquisitions Term Loan was fully funded on October 6, 2008 and was repaid in full on October 29, 2009. Therefore, as of October 31, 2009, we had no outstanding borrowings on our Capital Acquisitions Term Loan.

The Credit Facilities are secured by a first priority lien on all of our personal property and assets as well as a first lien deed of trust on our real property, in both cases including the assets of the Company’s Asheville facility.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2009. During our 2009 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $2.0 million. We actually incurred capital expenditures totaling $675,000, excluding the acquisition of AOS, for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2009.

During our 2010 fiscal year budgeting process, we included an estimate for capital expenditures of $2.0 million in fiscal year 2010. These expenditures will be funded out of our working capital or our existing credit facilities or any replacement thereof. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2009. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in any given year.

Corporate acquisitions and other strategic investments are considered outside of our annual capital expenditure budgeting process.

Future Cash Flow Considerations

We believe that our cash flow from operations, our cash on hand and our existing or replacement credit facilities will be adequate to fund our operations for at least the next twelve months.

From time to time, we are involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, our trend has been that an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for fiscal years 1996 through 2008, excluding fiscal years 2001, 2002 and 2009. Fiscal years 2001, 2002 and 2009 are excluded because we believe net sales did not follow this pattern due to overall economic conditions in the industry and/or in the world during these years.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2009.

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

Goodwill and Long-lived Assets

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

The Company records intangible assets acquired in accordance with Accounting Standards Codification 350-30, Goodwill and Intangible Assets (“ASC 350-30”). In accordance with ASC 350-30, the Company amortizes intangible assets (other than goodwill) over their respective finite lives up to their estimated residual values.

The Company will not amortize goodwill, but will test it for impairment annually in the fiscal fourth quarter, or earlier if indications of potential impairment exist.

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

Business Combinations

For purchase acquisitions accounted for as a business combination, the Company is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. For additional discussion concerning our valuation of intangible assets, see note 7 to the consolidated financial statements, Goodwill and Other Intangible Assets.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2009 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

Future Accounting Considerations

In September 2006, the FASB issued Accounting Standards Codification 820-10, Fair Value Measurements (“ASC 820-10”), which clarifies the definition of fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures regarding fair value measurements. ASC 820-10 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. ASC 820-10 is effective for financial statements issued for fiscal years beginning after November 15, 2007, but has been delayed for treatment of non-financial assets and liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of the portion of ASC 820-10 other than for treatment of non-financial assets and liabilities was effective November 1, 2008 and did not have any impact on our results of operations, financial position or liquidity. The adoption of ASC 820-10 for the treatment of non-financial assets and liabilities will be effective for us November 1, 2009 and is not expected to have any impact on our results of operations, financial position or liquidity.

In February 2007, the FASB issued Accounting Standards Codification 825-10, The Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825-10”). ASC 825-10 allows entities to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The adoption of ASC 825-10, effective November 1, 2008, did not have any impact on our results of operations, financial position or liquidity.

In December 2007, the FASB issued Accounting Standards Codification 805-10, Business Combinations (“ASC 805-10”). ASC 805-10 requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains.

ASC 805-10 becomes effective for acquisitions during fiscal annual reporting periods beginning after December 15, 2008. The adoption of ASC 805-10 is not expected to have any impact on our results of operations, financial position or liquidity.

In December 2007, the FASB issued Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”). ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. ASC 810-10 becomes effective for fiscal periods beginning after December 15, 2008. We are currently evaluating the impact of ASC 810-10.

In April 2008, the FASB issued Accounting Standards Codification 350-30, Determination of the Useful Life of Intangible Assets (“ASC 350-30”). ASC 350-30 amends the factors that an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350-30 requires an entity to consider its own historical experience in renewing or extending the term of the arrangement, consistent with its expected use of the asset. In the absence of historical experience, an entity should consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. ASC 350-30 is effective for fiscal years beginning after December 15, 2008. The adoption of the Statement is not expected to have any impact on our results of operations, financial position or liquidity.

In May 2009, the FASB issued Accounting Standards Codification 855-10, Subsequent Events (“ASC 855-10”). ASC 855-10 sets forth general standards of accounting for and disclosures of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009. We adopted ASC 855-10 for the quarter ended July 31, 2009 and subsequent periods. We evaluated subsequent events through January 29, 2010, the date on which the financial statements were issued.

In June 2009, the FASB issued Accounting Standards Codification 105, Generally Accepted Accounting Principles (“ASC 105”). ASC 105 establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The FASB Accounting Standards Codification (“Codification”) is the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification are nonauthoritative. ASC 105 was effective for financial statements for interim and annual reporting periods ending after September 15, 2009. We have updated our references to GAAP in our consolidated financial statements for the fiscal year ended October 31, 2009. Adoption of this standard did not have an impact on our results of operations, financial position or liquidity.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting or financial disclosure made during our fiscal year ended October 31, 2009.

Consolidated Balance Sheets

October 31, 2009 and 2008

	October 31,
	2009	2008
Assets

Current assets:
Cash and cash equivalents	$1,948,334	$3,910,120
Trade accounts receivable, net of allowance for doubtful accounts of $108,913 in 2009 and $150,941 in 2008	9,532,869	12,034,547
Other receivables	433,219	868,359
Income taxes refundable	1,842,008	63,102
Inventories	12,306,286	13,022,260
Prepaid expenses and other assets	479,601	539,448
Deferred income taxes	1,160,046	1,484,798

Total current assets	27,702,363	31,922,634

Property and equipment, net	14,972,379	16,128,657
Note receivable	—	4,336,280
Goodwill	6,288,803	—
Intangible assets, net	1,271,624	2,250,365
Other assets, net	91,629	199,049

Total assets	$50,326,798	$54,836,985

Liabilities and Shareholders’ Equity

Current liabilities:
Current installments of long-term debt	$166,909	$262,122
Accounts payable and accrued expenses	6,116,946	5,218,702
Accrued compensation and payroll taxes	1,348,281	2,677,104

Total current liabilities	7,632,136	8,157,928

Long-term debt, excluding current installments	8,369,126	10,690,979
Deferred income taxes—noncurrent	149,768	946,752
Other noncurrent liabilities	919,013	209,122

Total liabilities	17,070,043	20,004,781

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,508,821 shares in 2009 and 6,208,861 shares in 2008	5,166,016	4,362,267
Retained earnings	28,090,739	30,469,937

Total shareholders’ equity	33,256,755	34,832,204

Commitments and contingencies

Total liabilities and shareholders’ equity	$50,326,798	$54,836,985

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended October 31, 2009, 2008 and 2007

	Years ended October 31,
	2009	2008	2007

Net sales	$58,588,560	$60,998,083	$45,502,705
Cost of goods sold	38,747,590	36,837,994	28,332,900

Gross profit	19,840,970	24,160,089	17,169,805

Selling, general and administrative expenses	22,345,311	20,642,130	15,299,861
Royalty income, net	(877,809)	(635,638)	—
Amortization of intangible assets	825,399	469,417	—
Loss on impairment of intangible assets	343,590	—	—

Income (loss) from operations	(2,795,521)	3,684,180	1,869,944

Other income (expense), net:
Interest income	831,084	99,415	119,238
Interest expense	(681,851)	(246,538)	(98,382)
Other, net	16,130	(23,577)	27,166

Other income (expense), net	165,363	(170,700)	48,022

Income (loss) before income taxes	(2,630,158)	3,513,480	1,917,966

Income tax expense (benefit)	(705,659)	1,301,728	665,328

Net income (loss)	$(1,924,499)	$2,211,752	$1,252,638

Net income (loss) per share:
Basic and diluted	$(0.34)	$0.36	$0.21

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Years ended October 31, 2009, 2008 and 2007

	Common Stock		Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balances at October 31, 2006	6,008,016	$2,670,343	$27,764,597	$30,434,940

Share-based compensation, net	166,016	732,458	—	732,458
Repurchase and retirement of common stock (at cost)	(141,273)	—	(722,515)	(722,515)
Exercise of warrants ($4.88 per share)	57,572	280,953	—	280,953
Net income	—	—	1,252,638	1,252,638

Balances at October 31, 2007	6,090,331	3,683,754	28,294,720	31,978,474

Share-based compensation, net	127,630	678,513	—	678,513
Repurchase and retirement of common stock (at cost)	(9,100)	—	(36,535)	(36,535)
Net income	—	—	2,211,752	2,211,752

Balances at October 31, 2008	6,208,861	4,362,267	30,469,937	34,832,204

Share-based compensation, net	449,687	803,749	—	803,749
Repurchase and retirement of common stock (at cost)	(149,727)	—	(454,699)	(454,699)
Net loss	—	—	(1,924,499)	(1,924,499)

Balances at October 31, 2009	6,508,821	$5,166,016	$28,090,739	$33,256,755

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2009, 2008 and 2007

	Years ended October 31,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$(1,924,499)	$2,211,752	$1,252,638
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,081,120	2,282,878	1,603,741
Bad debt expense (recovery)	(62,547)	(42,023)	28,197
Deferred income tax expense (benefit)	566,103	(831,816)	286,512
Loss on impairment of intangible assets	343,590	—	—
Share-based compensation expense	920,223	761,082	831,979
Loss on disposal of machinery and equipment	—	—	1,255
(Increase) decrease in:
Trade accounts receivable	1,913,497	172,363	(883,440)
Other receivables	436,657	(283,710)	(84,161)
Income taxes refundable	(1,778,906)	(63,102)	—
Inventories	1,934,637	(1,740,412)	1,274,501
Prepaid expenses and other assets	73,709	(124,098)	80,472
Accrued interest receivable on note receivable	(818,711)	—	—
Other assets, net	22,600	(64,769)	133,953
Increase (decrease) in:
Accounts payable and accrued expenses	(402,992)	89,278	977,341
Accrued compensation and payroll taxes	(1,585,203)	877,881	733,709
Income taxes payable	—	(413,664)	(140,325)
Other noncurrent liabilities	47,283	209,122	—

Net cash provided by operating activities	2,766,561	3,040,762	6,096,372

Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(674,853)	(1,245,923)	(829,739)
Advances on note receivable	(142,364)	(845,603)	(1,151,220)
Business acquisitions, net of cash acquired	(643,371)	(11,218,229)	—

Net cash used in investing activities	(1,460,588)	(13,309,755)	(1,980,959)

Cash flows from financing activities:
Outstanding (reversal of) checks in excess of funds on deposit	(279,520)	279,520	—
Payroll taxes withheld and remitted on share-based payments	(116,474)	(82,569)	(99,521)
Proceeds from long-term debt and notes payable to bank	—	11,000,000	—
Principal payments on long-term debt and notes payable to bank	(2,417,066)	(46,899)	(990,724)
Payments for financing costs	—	(73,282)	—
Repurchase of common stock	(454,699)	(36,535)	(722,515)
Proceeds from exercise of warrants	—	—	280,953

Net cash provided by (used in) financing activities	(3,267,759)	11,040,235	(1,531,807)

Net increase (decrease) in cash and cash equivalents	(1,961,786)	771,242	2,583,606
Cash and cash equivalents at beginning of year	3,910,120	3,138,878	555,272

Cash and cash equivalents at end of year	$1,948,334	$3,910,120	$3,138,878

Supplemental disclosure of cash flow information:
Cash payments for interest	$669,378	$180,292	$4,991

Income taxes paid, net	$480,285	$2,435,961	$519,142

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$22,262	$75,652	$8,257

Noncash consideration in acquisition of subsidiary	$1,980,229	$—	$—

Noncash capitalization of note receivable and accrued interest in connection with acquisition of subsidiary	$5,297,355	$—	$—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended October 31, 2009, 2008 and 2007

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include cabling and connectivity products designed for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications.

On October 31, 2009, Optical Cable Corporation acquired Applied Optical Systems, Inc. (“AOS”), with offices and manufacturing facilities located near Dallas, Texas. Founded in 2003, AOS is a wholly owned subsidiary of Optical Cable Corporation that designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions primarily for use in military and other harsh environment applications.

On May 30, 2008, Optical Cable Corporation acquired Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP Data Communications”), with offices and manufacturing facilities located near Asheville, North Carolina. On October 31, 2009, SMP Data Communications was merged with and into Optical Cable Corporation, whereby SMP Data Communications ceased to exist as a separate entity.

On August 1, 2008, Optical Cable Corporation acquired 70% of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”), located near Dallas, Texas. Centric Solutions is a start-up business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market.

The Company’s cabling and connectivity products are used for high bandwidth transmission of data, video and audio communications. The enterprise market into which the Company primarily sells its products includes local area network and premises markets. The Company’s product offering includes products well-suited for use in various other short- to moderate-distance applications as well. The Company’s products are sold worldwide. Also see note 12.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Optical Cable Corporation and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents

All of the Company’s cash accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2009 and 2008, the Company had bank deposits in excess of the insured limit totaling $1,447,124 and $2,499,319, respectively.

There were no outstanding checks in excess of funds on deposit as of October 31, 2009. Outstanding checks in excess of funds on deposit (bank overdrafts) totaled $279,520 as of October 31, 2008 and are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of October 31, 2008.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2009 and 2008, the Company had cash equivalents, in the form of overnight repurchase agreements and money market funds, totaling $2.3 million and $4.0 million, respectively.

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

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty to thirty-nine years for buildings and three to seven years for building improvements, machinery and equipment and furniture and fixtures. Also see note 6.

Equipment under capital leases is stated at the present value of minimum lease payments less accumulated amortization. Equipment under capital leases is amortized straight line over the shorter of the lease term or estimated useful life of the asset.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location and the costs to store, move and prepare the finished goods for shipment. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2,018,000, $2,373,000 and $1,853,000 are included in selling, general and administrative expenses for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

(i)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled $1.2 million and $528,000 for the fiscal years ended October 31, 2009 and 2008, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations. There were no significant research and development costs for the fiscal year ended October 31, 2007.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Also see note 13.

Beginning with the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification 740, Income Taxes, as amended (“ASC 740”), as it relates to accounting for uncertainty in income taxes (formerly referred to as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109), as of November 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. Prior to November 1, 2007, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(k)	Impairment or Disposal of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. When applicable, assets to be disposed of are reported separately in the consolidated balance sheet at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Also see also note 7.

(l)	Stock Incentive Plans and Other Share-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Also see note 11.

(m)	Net Income (Loss) Per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. Also see note 15.

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

(p)	Reclassifications

Certain reclassifications have been made to the 2008 and 2007 consolidated statements of cash flows to place them on a basis comparable with the current period’s consolidated statement of cash flows.

(2)	Business Combinations

On October 31, 2009, the Company acquired AOS in a series of transactions that resulted in the Company owning 100% of the equity of AOS. First, the Company exercised a warrant issued by AOS in April 2005, as amended, to acquire 56% of the equity of AOS (on a fully diluted, as converted basis) for an exercise price of $1.5 million. The exercise price was paid by the Company by offsetting certain trade accounts receivable previously owed by AOS to the Company, and the Company received shares of convertible preferred stock of AOS. Second, the Company acquired an additional 10% of the equity of AOS (on a fully diluted, as converted basis) by purchasing common stock from the shareholders of AOS pursuant to an existing right, as amended, without additional consideration. And finally, the Company acquired the remaining 34% of the equity of AOS (on a fully diluted, as converted basis) in the form of common stock purchased from the AOS shareholders pursuant to a Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, the shareholders of AOS received (i) $250,000 in cash, (ii) a right to an earn out based on performance relative to a derived EBITDA calculation during the period of fiscal years 2012 through 2016, and payable on January 31, 2017, in cash or shares of the Company’s common stock (at the Company’s sole option), and (iii) the cancellation of personal guaranties of the shareholders of AOS of pre-acquisition loans made by the Company to AOS.

AOS is a designer, developer and manufacturer of specialty fiber optic connectors and connectivity solutions for military and harsh environment applications and has office, manufacturing and warehouse facilities located near Dallas, Texas.

The Company acquired AOS to enhance the integrated fiber optic and copper datacom cabling and connectivity solutions it provides in its targeted markets and to permit the Company to pair AOS’s innovative and unique fiber optic connectivity products with the Company’s fiber optic cabling products for military and other harsh environment applications. The acquisition of AOS added product lines to the Company’s harsh environment and military product offering, as the acquisition of SMP Data Communications in 2008 added product lines to the Company’s commercial, datacenter and other product offerings.

The combined Company offers a full array of products including fiber optic and copper cabling, fiber optic and copper connectors for enterprise, military and harsh environments, specialty fiber optic and copper connectors, fiber optic and copper patch cords, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories to a common customer base supported by an integrated sales team, and product line engineering personnel.

The acquisition was accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS 141”), which was not included in the FASB’s Codification, but was still applicable for the Company as of October 31, 2009. The purchase price of $2.6 million has been allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. This allocation resulted in the recognition of $6.5 million in intangible assets, $6.3 million of which relates to goodwill. The consideration for the transaction includes certain earn out provisions based upon the future performance of AOS. The agreement provides for a minimum earn out payment of $750,000 and a maximum of $14.75 million to be paid in 2017. The present value of the minimum earn out of $459,000 and capitalized acquisition costs associated with the transaction of $434,000 are included in the $2.6 million purchase price. As the transaction was effective on October 31, 2009, AOS’s assets and liabilities are included in the Company’s consolidated balance sheet at estimated fair value as of October 31, 2009. AOS’s results of operations will be included in the Company’s consolidated results of operations beginning November 1, 2009.

The Company records goodwill and intangible assets in accordance with Accounting Standards Codification 350-30, Goodwill and Intangible Assets (“ASC 350-30”). The Company accounts for intangible assets in accordance with ASC 350-30 which requires that intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value of the intangible asset may not be recoverable. ASC 350-30 also requires the Company to amortize intangible assets over their respective finite lives up to their estimated residual values. Included in identified intangible assets were intellectual properties of $75,871 and the AOS customer list of $114,377 which are being amortized over 60 months on a straight-line basis. The goodwill recognized in the transaction is not deductible for income tax purposes.

The following table summarizes the aggregate estimated fair values of the assets acquired and liabilities assumed in the transaction:

Trade accounts receivable, net	$1,159,329
Property and equipment	357,000
Inventories	1,218,663
Goodwill	6,288,803
Intangible assets	190,248
Deferred income taxes, net	1,038,335
Other assets, including cash of $20,048	40,459

Total assets	$10,292,837

Accounts payable and accrued expenses	2,116,537
Accrued interest payable to Optical Cable Corporation	761,009
Note payable to Optical Cable Corporation	4,536,346
Other liabilities	235,297

Total liabilities	$7,649,189

Total net assets	$2,643,648

The Company is continuing to evaluate the purchase price allocations and will adjust the allocations relative to the fair market values of the assets and liabilities, as necessary, during fiscal year 2010.

On May 30, 2008, the Company acquired all of the common stock of Superior Modular Products Incorporated, doing business as SMP Data Communications from Preformed Line Products Company (“PLP”), for a purchase price of $11.5 million, subject to certain minimum working capital requirements and related purchase price adjustments.

The acquisition was accounted for under SFAS 141, and therefore the results of operations of SMP Data Communications are included in consolidated results of operations since May 31, 2008. The Company estimated the fair value of the net assets acquired of $15.9 million which represented an excess of the value of the identified net tangible and intangible assets acquired of $4.7 million over the total acquisition cost of $11.2 million (which consists of the agreed upon purchase price of $11.5 million, less $1,045,121 in working capital adjustments, plus transaction costs of $769,054). In accordance with SFAS 141, the excess fair market value of net assets over the total acquisition cost (or negative goodwill) was used to reduce the carrying value of long-term assets, including property and equipment, patents and other intangibles.

The following table summarizes the aggregate estimated fair values of the assets acquired and liabilities assumed in the transaction, net of allocated reductions required by SFAS 141 for estimated excess fair value of assets and liabilities over the total acquisition cost (negative goodwill):

Accounts receivable, net	$3,107,923
Property and equipment	3,711,690
Inventories	3,941,478
Intangible assets	2,719,782
Other assets, including cash of $5,705	428,592

Total assets	$13,909,465

Accounts payable and accrued expenses	1,805,632
Accrued compensation and payroll taxes	303,929
Deferred income taxes, net	575,970

Total liabilities	$2,685,531

Total net assets	$11,223,934

During fiscal year 2009, the Company determined that the SMP trade name and customer list, acquired as part of the acquisition of SMP Data Communications, no longer had value. Therefore, the Company recorded non-cash impairment charges in the amount of $190,440 and $153,150 to write-off the carrying value of the SMP trade name and customer list, respectively, during fiscal year 2009. Also see note 7.

Presented below is the pro forma impact on the unaudited results of operations for the years ended October 31, 2009 and 2008 as though the acquisition of both AOS and SMP Data Communications were completed as of the beginning of each of those years. Also presented below is the pro forma impact on the unaudited results of operations for the year ended October 31, 2007 as though the acquisition of SMP Data Communications was completed as of the beginning of that year. The pro forma adjustments include the amortization of the fair market value adjustments to property and equipment, amortizing intangibles; and an estimate of incremental interest costs related to the transaction, all reduced by the estimated income tax benefits. In addition, certain intercompany items of income and expense have been eliminated in the pro forma results of operations.

	Years ended October 31,
	2009	2008	2007
	(in 000s, except per share data)
	(unaudited)

Net sales	$63,828	$77,985	$67,055
Net income (loss)	(3,097)	1,678	504
Net income (loss) per share (basic and diluted)	$(0.55)	$0.28	$0.08

(3)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2009, 2008 and 2007 follows:

	Years ended October 31,
	2009	2008	2007

Balance at beginning of year	$150,941	$246,803	$238,455
Allowances of acquired subsidiaries	14,620	45,615	—
Bad debt expense (recovery)	(62,547)	(42,023)	28,197
Losses charged to allowance	(27,424)	(114,754)	(21,850)
Recoveries added to allowance	33,323	15,300	2,001

Balance at end of year	$108,913	$150,941	$246,803

(4)	Inventories

Inventories as of October 31, 2009 and 2008 consist of the following:

	October 31,
	2009	2008

Finished goods	$4,787,494	$3,514,015
Work in process	2,217,285	3,044,385
Raw materials	5,033,761	6,146,556
Production supplies	267,746	317,304

Total	$12,306,286	$13,022,260

(5)	Note Receivable

On April 22, 2005, the Company agreed to extend a loan to AOS. On October 31, 2009, the Company acquired 100% of the equity of AOS. See note 2.

The Company’s loan to, and related transactions with, AOS was part of a strategy to preserve future options for the Company with respect to (i) expanding the Company’s product line offering for certain niche markets, (ii) providing additional channels to market for military and harsh environment fiber optic cable products, and (iii) responding to potential changes to existing strategic partnerships as deemed necessary or appropriate by management in reaction to changes in the competitive landscape (specifically with respect to fiber optic cable products for the military and harsh environment applications).

Through October 31, 2009 and 2008, the Company had advanced a total of $4,536,346 and $4,336,280, net (including certain accrued interest and accounts receivable from product sales), respectively, to AOS. Additionally, the Company had accrued interest receivable of $761,009 related to the advances, as of October 31, 2009. The Company discontinued recognizing interest income beginning in the third quarter of fiscal year 2006 related to the loan based on uncertainty as to when the interest would be collected. As a result of the acquisition on October 31, 2009, accumulated interest income in the amount of $818,711 ($57,702 of which was included in the note receivable from AOS as of October 31, 2009) was recognized.

The Company sold fiber optic cables to AOS totaling $1,385,704, $774,765 and $324,999 during fiscal years 2009, 2008 and 2007, respectively.

As of October 31, 2008, $324,740 is included in trade accounts receivable, net related to sales by the Company to AOS. There are no specifically identified amounts included in the allowance for doubtful accounts related to these trade accounts receivable from AOS. As of October 31, 2009, all significant remaining amounts due to or from AOS have been eliminated in consolidation.

(6)	Property and Equipment, Net

Property and equipment, net as of October 31, 2009 and 2008 consists of the following:

	October 31,
	2009	2008

Land	$3,144,068	$3,144,068
Building and improvements	7,564,432	7,533,523
Machinery and equipment	18,740,760	17,541,015
Furniture and fixtures	966,801	944,907
Construction in progress	238,281	498,463

Total property and equipment, at cost	30,654,342	29,661,976

Less accumulated amortization and depreciation	(15,681,963)	(13,533,319)

Property and equipment, net	$14,972,379	$16,128,657

(7)	Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. The Company recorded $6.3 million of goodwill related to its purchase of AOS on October 31, 2009 (see note 2). The Company will not amortize goodwill, but will test it for impairment annually in the fiscal fourth quarter, or earlier if indications of potential impairment exist.

Acquired Intangible Assets

Following is a summary of acquired intangible assets as of October 31, 2009, which were acquired in connection with the acquisitions of SMP Data Communications and AOS, excluding assets written-off as impaired:

	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,675	3.7	$(1,216,428)
Customer list	114,377	5.0	—

Total	$2,488,052		$(1,216,428)

Aggregate amortization expense for amortizing intangible assets was $825,399 and $469,417 for the years ended October 31, 2009 and 2008, respectively. Estimated amortization expense for the next five years is: $590,882 in fiscal year 2010, $434,456 in fiscal year 2011, $137,151 in fiscal year 2012, $71,083 in fiscal year 2013 and $38,052 in fiscal year 2014. Amortization of intangible assets is calculated using an accelerated method or a straight-line method over the estimated useful lives of the intangible assets.

Impairment Charge

In connection with the SMP Data Communications acquisition on May 30, 2008, the Company acquired the SMP trade name and customer list, both of which were capitalized as part of the purchase price allocation process. During the quarter ended July 31, 2009, the Company began marketing its connectivity products under the Optical Cable Corporation or OCC trade names, and discontinued marketing its connectivity products under the SMP Data Communications trade name. Therefore, during the quarter ended July 31, 2009, the Company recorded a non-cash impairment charge in the amount of $190,440 to write-off the carrying value of the SMP Data Communications trade name consistent with this change in marketing strategy. During the quarter ended October 31, 2009, the Company re-evaluated the customer list of SMP Data Communications given recent post-acquisition financial information and determined that it was appropriate to write-off the carrying value of the customer list. Therefore, during the quarter ended October 31, 2009, the Company recorded a non-cash impairment charge in the amount of $153,150 to write-off the carrying value of the SMP Data Communications customer list.

(8)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2009 and 2008, the Company’s accrual for estimated product warranty claims totaled $160,000 and $210,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2009, 2008 and 2007 totaled $405,733, $401,270 and $102,173, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2009 and 2008:

	Years ended October 31,
	2009	2008

Balance at beginning of year	$210,000	$75,000
Liabilities accrued for warranties issued during the year	324,923	334,152
Warranty claims paid during the period	(455,733)	(266,270)
Changes in liability for pre-existing warranties during the year	80,810	67,118

Balance at end of year	$160,000	$210,000

(9)	Long-term Debt and Notes Payable to Bank

In May 2008, the Company established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for the working capital needs of the Company and to finance the acquisition of SMP Data Communications. The Credit Facilities provide a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”).

Long-term debt as of October 31, 2009 and 2008 consists of the following:

	October 31,
	2009	2008
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $42,241, including interest (at 6.0%), with final payment of $5,896,867 due June 1, 2013	$6,348,310	$6,465,121
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $14,557, including interest (at 6.0%), with final payment of $2,032,150 due June 1, 2013	2,187,725	2,227,980
Capital Acquisitions Term Loan ($2.26 million original principal) payable in monthly installments of $37,549, including interest (at 6.0%) with final payment due June 1, 2015	—	2,260,000

Total long-term debt	8,536,035	10,953,101
Less current installments	166,909	262,122

Long-term debt, excluding current installments	$8,369,126	$10,690,979

The Revolving Loan provides up to $6.0 million for the Company’s working capital needs and bears interest at LIBOR plus 2.15%, but provides a lower rate option if the Company maintains specific depository amounts with Valley Bank. The Company may borrow up to 85% of the Company’s consolidated eligible accounts receivable, (excluding foreign accounts receivable), plus 35% of certain consolidated uninsured foreign receivables (or 100% of insured foreign receivables, without duplication) up to a maximum of $1.5 million plus 25% of the Company’s consolidated eligible inventory. The Revolving Loan expires on February 28, 2010. As of October 31, 2009, the Company had no outstanding borrowings on its Revolving Loan and, as a result, $6.0 million in available credit.

The aggregate maturities of long-term debt for each of the four years subsequent to October 31, 2009 are: $166,909 in fiscal year 2010, $177,350 in fiscal year 2011, $187,041 in fiscal year 2012 and $8,004,735 in fiscal year 2013.

The Credit Facilities are secured by a first priority lien on all of the Company’s personal property and assets as well as a first lien deed of trust on the Company’s real property, in both cases including the assets of our Asheville facility.

(10)	Leases

The Company has an operating lease agreement for approximately 21,000 square feet of office and manufacturing space in Plano, Texas with a term of five years. The lease became effective September 15, 2009. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

With the acquisition of AOS, the Company assumed capital leases for certain equipment as of October 31, 2009. Current lease obligations are included in accounts payable and accrued expenses on the consolidated balance sheet and noncurrent lease obligations are included in other noncurrent liabilities.

The Company’s future minimum lease obligations as of October 31, 2009 consist of the following:

Fiscal year	Operating Lease	Capital Leases
2010	$207,452	$18,897
2011	241,292	16,813
2012	254,522	10,216
2013	264,120	—
2014	267,052	—
Thereafter	248,562	—

Total	$1,483,000	45,926

Less amounts representing interest costs		(7,169)

Present value of net minimum capital lease payments		38,757
Less current installments		31,918

Present value of net minimum capital lease payments, excluding current installments		$6,839

(11)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2009, 2008 and 2007, total expense of $2,439,000, $1,966,818 and $1,550,207, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains 401(k) retirement savings plans for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plans. The Company’s plan documents provide that the Company’s matching contributions are determined as a percentage of employee contributions or are discretionary. The Company made matching contributions to the plan that were expensed during the Company’s fiscal year ended October 31, 2009 totaling $84,093. The Company made or accrued matching contributions to the plan of $245,876 and $137,916 for the years ended October 31, 2008 and 2007, respectively.

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

In March of 2005, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan is intended to be the successor of the 1996 Plan. The Company has authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2009, there were approximately 62,000 remaining shares available for grant under the 2005 Plan.

Share-based compensation expense (including the expense for both stock option awards granted prior to July 2002, and restricted stock awards granted to both employees and non-employee members of the Company’s Board of Directors) recognized in the consolidated statements of income for the years ended October 31, 2009, 2008 and 2007 was $920,223, $761,082 and $831,979, respectively.

Stock Option Awards

Under the 1996 Plan, employees and outside contractors were issued options to purchase common stock, all of which were issued prior to July 2002. The exercise price equaled the market price of the Company’s common stock on the date of grant. Options issued under the 1996 Plan generally vested incrementally over one to five years, and remain exercisable for ten years from the date of grant. All options outstanding are fully vested and exercisable as of October 31, 2009.

During 2002, non-employee members of the Company’s Board of Directors were granted options to purchase a total of 3,123 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of grant. These options were not granted pursuant to a plan. Options issued to non-employee directors vested monthly over one year.

The fair value of options granted prior to November 1, 2005 was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Expected volatility was based on historical volatility of the Company’s stock over a period at least as long as the options’ expected term. The expected term represents the period of time that the options granted are expected to be outstanding based on the simplified method provided in Accounting Standards Codification 718-10, “Compensation-Stock Compensation (“ASC 718-10”), which averages an award’s weighted average vesting period and its contractual term for ‘plain vanilla’ share options. The risk-free rate is based on the available zero-coupon U.S. Treasury instruments with remaining terms equal to the expected term of the share options.

Stock Option Assumptions

Volatility	80.88%
Dividend yields	—
Expected Term (in years)	3.96 - 6.31
Risk-free rate	5.14% - 5.58%

Stock option activity for the years ended October 31, 2009, 2008 and 2007 is as follows:

	Number of options	Weighted- average exercise price	Weighted-average remaining contractual term (in yrs)

Stock options outstanding at October 31, 2006	235,589	$7.68
Forfeited	(31,133)	7.20

Stock options outstanding at October 31, 2007	204,456	7.76
Forfeited	(26,251)	8.87

Stock options outstanding at October 31, 2008	178,205	7.59
Forfeited	(11,628)	7.20

Stock options outstanding at October 31, 2009	166,577	$7.62	2.27

As of October 31, 2009, there was no aggregate intrinsic value of options outstanding and options exercisable. Aggregate intrinsic value represents the positive difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $3.00 as of October 31, 2009, and the exercise price multiplied by the number of options outstanding.

All remaining compensation cost related to stock options granted to employees and non-employees prior to July 2002 was fully recognized in fiscal year 2007. Therefore, the Company did not record compensation expense related to its stock option awards during the fiscal years ended October 31, 2009 and 2008. Compensation cost related to stock option awards for fiscal year ended October 31, 2007 totaled $28,963.

Restricted Stock Awards

The Company has granted (under the 1996 Plan and the 2005 Plan), and anticipates granting from time to time (under the 2005 Plan or any successor plan), restricted stock awards pursuant to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 1996 and the 2005 Plans vest based on the passage of time and the remainder vest over time if certain market condition-based or operational performance-based criteria are met. Failure to meet the criteria required for vesting—whether for the market condition-based shares or for the operational performance-based shares—will result in a portion or all of the shares being forfeited. The Company recognizes expense on the service-based and market condition-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the grant date fair value. The Company recognizes expense on the operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company’s common stock on the date of grant. Previously recognized compensation cost on the market condition-based shares will not be reversed if the shares are forfeited as a result of not meeting the market condition.

The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $835,580, $662,311 and $730,755 during the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

A summary of the status of the Company’s nonvested shares as of October 31, 2009, and changes during the year ended October 31, 2009, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2008	427,428	$4.86
Granted	452,852	2.79
Vested	(190,824)	4.68

Balance at October 31, 2009	689,456	$3.55

As of October 31, 2009, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based, market condition-based, and operational performance-based shares that the Company will have to recognize over a 3.1 year weighted-average period is $2.2 million.

In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non- employee Directors Stock Plan. As of October 31, 2009, there were approximately 164,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the years ended October 31, 2009, 2008 and 2007, restricted stock awards under the Non-employee Directors Stock Plan totaling 35,268, 16,272 and 13,764 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $84,643, $98,771 and $72,261 during the years ended October 31, 2009, 2008 and 2007, respectively.

(12)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company has a single reportable segment for purposes of segment reporting, exclusive of Centric Solutions. For the year ended October 31, 2009, Centric Solutions generated revenues totaling $74,744. For the year ended October 31, 2008, Centric Solutions generated no revenues. For the years ended October 31, 2009 and 2008, Centric Solutions incurred operating losses of $1.6 million and $400,283, respectively. All of the operating losses of Centric Solutions for the years ended October 31, 2009 and 2008 were absorbed by the Company in consolidation as the owners of the minority interest do not currently have positive equity accounts required by the Operating Agreement to enable them to share in operating losses. Total assets of Centric Solutions of approximately $939,000 and $1.3 million are included in the total consolidated assets of the Company as of October 31, 2009 and 2008, respectively.

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2009 and 2008 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2009, 11.7%, or approximately $6,830,000 of consolidated net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of consolidated net sales for the year ended October 31, 2009. As of October 31, 2009, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2009, 2008 and 2007, approximately 73%, 68% and 72%, respectively, of net sales were from customers located in the United States, while approximately 27%, 32% and 28%, respectively, were from customers located outside of the United States.

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2009, 2008 and 2007 were as follows:

	Years ended October 31,
	2009	2008	2007

United States	$42,866,013	$41,274,479	$32,583,326
Outside the United States	15,722,547	19,723,604	12,919,379

Total net sales	$58,588,560	$60,998,083	$45,502,705

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2009, 2008 or 2007.

(13)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2009, 2008 and 2007 consists of:

Fiscal year ended October 31, 2009	Current	Deferred	Total

U.S. Federal	$(1,275,461)	$522,570	$(752,891)
State	3,699	43,533	47,232

Totals	$(1,271,762)	$566,103	$(705,659)

Fiscal year ended October 31, 2008	Current	Deferred	Total

U.S. Federal	$1,787,990	$(763,007)	$1,024,983
State	345,554	(68,809)	276,745

Totals	$2,133,544	$(831,816)	$1,301,728

Fiscal year ended October 31, 2007	Current	Deferred	Total

U.S. Federal	$351,731	$298,671	$650,402
State	27,085	(12,159)	14,926

Totals	$378,816	$286,512	$665,328

Reported income tax expense (benefit) for the years ended October 31, 2009, 2008 and 2007 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income (loss) before income taxes as follows:

	Years ended October 31,
	2009	2008	2007

“Expected” tax expense (benefit)	$(894,254)	$1,194,583	$652,108
Increase (reduction) in income tax expense (benefit) resulting from:
Benefits from extraterritorial income exclusion	—	—	(6,800)
Benefits from Sec. 199 manufacturing deduction	—	(113,119)	(25,567)
Impact of restricted share grants	105,714	20,502	23,191
State income taxes, net of federal benefit	31,173	182,652	9,851
Other differences, net	51,708	17,110	12,545

Reported income tax expense (benefit)	$(705,659)	$1,301,728	$665,328

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2009 and 2008 are presented below:

	October 31,
	2009	2008
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$121,975	$124,507
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	770,891	639,963
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	177,532	629,463
Share-based compensation expense	67,012	110,981
Interest receivable	—	184,809
Investment in Centric Solutions	154,633	143,822
Net operating loss carryforwards	851,551	—
Other	73,595	47,673

Total gross deferred tax assets	2,217,189	1,881,218

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(1,170,834)	(1,327,749)
Other receivables, due to accrual for financial reporting purposes	(36,077)	(15,423)

Total gross deferred tax liabilities	(1,206,911)	(1,343,172)

Net deferred tax asset	$1,010,278	$538,046

As a result of the acquisition of AOS, the Company recorded $1,038,335 in deferred tax assets, including net operating loss (“NOL”) carryforwards of $851,551 estimated to be available after considering Internal Revenue Code Section 382 limitations. These NOLs may be used to reduce future taxable income and begin to expire in fiscal year ending October 31, 2024.

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2009 will be realized.

Effective November 1, 2007, the Company adopted Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“ASC 740-10”). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of ASC 740-10 did not have a material impact on the Company’s financial position, results of operation or liquidity.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	October 31,
	2009	2008
Unrecognized tax benefits balance at beginning of year	$136,531	$45,307
Gross increases for tax positions of prior years	13,521	91,224
Gross decreases for tax positions of prior years	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Unrecognized tax benefits balance at end of year	$150,052	$136,531

During fiscal year 2009, the Company accrued interest and penalties of $9,956 and $3,380, respectively, related to unrecognized tax benefits. During fiscal 2008, the Company accrued interest and penalties of $2,553 and $22,806, respectively, related to unrecognized tax benefits. As of October 31, 2009 and 2008, the Company had approximately $51,154 and $37,818, respectively, of accrued interest and penalties related to uncertain tax positions. Total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $94,396 and $88,858 as of October 31, 2009 and 2008, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2006 through October 31, 2008.

(14)	Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, income taxes refundable, other receivables, accounts payable and accrued expenses, including accrued compensation and payroll taxes and the current installments of long-term debt, approximate fair value because of the short maturity of these instruments. The carrying value of the Company’s long-term debt, excluding current installments, approximates the fair value based on similar long-term debt issues available to the Company as of October 31, 2009. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

(15)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

Fiscal year ended October 31, 2009	Net loss (numerator)	Shares (denominator)	Per share amount

Basic net loss per share	$(1,924,499)	5,656,404	$(0.34)

Effect of dilutive stock options	—	—

Diluted net loss per share	$(1,924,499)	5,656,404	$(0.34)

Fiscal year ended October 31, 2008	Net income (numerator)	Shares (denominator)	Per share amount

Basic net income per share	$2,211,752	6,061,570	$0.36

Effect of dilutive stock options	—	362

Diluted net income per share	$2,211,752	6,061,932	$0.36

Fiscal year ended October 31, 2007	Net income (numerator)	Shares (denominator)	Per share amount

Basic net income per share	$1,252,638	6,089,486	$0.21

Effect of dilutive stock options and warrants	—	6,043

Diluted net income per share	$1,252,638	6,095,529	$0.21

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 166,578, 173,205 and 199,457 for the years ended October 31, 2009, 2008 and 2007, respectively. Unvested shares as of October 31, 2009, totaling 689,456, were not included in the computation of basic and diluted net loss per share for the year ended October 31, 2009 (because to do so would have been antidilutive).

(16)	Shareholders’ Equity

On March 26, 2007, the Company’s Board of Directors approved a plan to purchase and retire up to 300,100 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. The Company anticipated that the purchases would be made over a 12-month period, but there was no definite time period for repurchase. As of October 31, 2009, the Company had completed its plan and repurchased and retired a total of 300,100 of its outstanding common stock. The repurchase of these shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $1,213,748. As of October 31, 2009, 6,508,821 shares of the Company’s common stock were outstanding.

On October 16, 2009, the Company’s Board of Directors approved a plan to purchase and retire up to 325,848 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. The Company anticipates that the purchases will be made over a 12- to 24-month period unless the entire number of shares expected to be purchased under the plan is sooner acquired. As of October 31, 2009, no purchases were made under the plan approved by the Board of Directors on October 16, 2009.

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

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

(17)	Contingencies

AOS, a wholly owned subsidiary of the Company effective October 31, 2009, is the defendant in a patent infringement lawsuit brought by Amphenol Fiber Systems International (“AFSI”). On November 23, 2009, a jury in the U.S. District Court for the Eastern District of Texas unanimously determined that an AOS fiber optic connector design does not infringe on AFSI’s U.S. Patent 6,305,849. In an earlier U.S. District Court ruling, two other AOS fiber optic connector designs were found not to infringe on the patent as a matter of law. Final judgment has not yet been entered in the case because AOS still has pending against AFSI counterclaims for inequitable conduct and violation of U.S. antitrust laws which were severed from the trial of the infringement issues. Additionally, post-trial proceedings on the infringement claims are still possible, and AFSI could appeal from the final judgment in the case once it is entered. The Company does not believe this matter will have a material adverse effect on the Company’s financial position, results of operations or liquidity.

From time to time, the Company is involved in other various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(18)	New Accounting Standards

In September 2006, the FASB issued Accounting Standards Codification 820-10, Fair Value Measurements (“ASC 820-10”), which clarifies the definition of fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosures regarding fair value measurements. ASC 820-10 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. ASC 820-10 is effective for financial statements issued for fiscal years beginning after November 15, 2007, but has been delayed for treatment of non-financial assets and liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of the portion of ASC 820-10 other than for treatment of non-financial assets and liabilities was effective November 1, 2008, and did not have any impact on the Company’s results of operations, financial position or liquidity. The adoption of ASC 820-10 for the treatment of non-financial assets and liabilities will be effective for the Company November 1, 2009 and is not expected to have any impact on the Company’s results of operations, financial position or liquidity.

In February 2007, the FASB issued Accounting Standards Codification 825-10, The Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825-10”). ASC 825-10 allows entities to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The adoption of ASC 825-10 effective November 1, 2008, did not have any impact on the Company’s results of operations, financial position or liquidity.

In December 2007, the FASB issued Accounting Standards Codification 805-10, Business Combinations (“ASC 805-10”). ASC 805-10 requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. ASC 805-10 becomes effective for acquisitions during fiscal annual reporting periods beginning after December 15, 2008. The adoption of ASC 805-10 is not expected to have any impact on the Company’s results of operations, financial position or liquidity.

In December 2007, the FASB issued Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”). ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. ASC 810-10 becomes effective for fiscal periods beginning after December 15, 2008. The Company is currently evaluating the impact of ASC 810-10.

In April 2008, the FASB issued Accounting Standards Codification 350-30, Determination of the Useful Life of Intangible Assets (“ASC 350-30”). ASC 350-30 amends the factors that an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350-30 requires an entity to consider its own historical experience in renewing or extending the term of the arrangement, consistent with its expected use of the asset. In the absence of historical experience, an entity should consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. ASC 350-30 is effective for fiscal years beginning after December 15, 2008. The adoption of the Statement is not expected to have any impact on the Company’s results of operations, financial position or liquidity.

In May 2009, the FASB issued Accounting Standards Codification 855-10, Subsequent Events (“ASC 855-10”). ASC 855-10 sets forth general standards of accounting for and disclosures of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855-10 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009. The Company adopted ASC 855-10 for the quarter ended July 31, 2009 and subsequent periods. The Company evaluated subsequent events through January 29, 2010, the date on which the financial statements were issued.

In June 2009, the FASB issued Accounting Standards Codification 105, Generally Accepted Accounting Principles (“ASC 105”). ASC 105 establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The FASB Accounting Standards Codification (“Codification”) is the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification are nonauthoritative. ASC 105 was effective for financial statements for interim and annual reporting periods ending after September 15, 2009. The Company has updated its references to GAAP in its consolidated financial statements for the fiscal year ended October 31, 2009. Adoption of this standard did not have an impact on the Company’s results of operations, financial position or liquidity.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to be applicable to its financial position, operating results or financial statement disclosures.

(19)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2009 and 2008:

	Quarter ended
Fiscal year ended October 31, 2009	January 31	April 30	July 31	October 31

Net sales	$14,958,377	$15,343,024	$14,207,364	$14,079,795
Gross profit	4,788,284	5,722,821	4,482,687	4,847,178
Income (loss) before income taxes	(1,211,646)	(243,670)	(1,175,736)	894
Net income (loss)	(742,462)	15,977	(1,107,828)	(90,186)
Basic and diluted net income (loss) per share	(0.12)	0.00	(0.19)	(0.01)

	Quarter ended
Fiscal year ended October 31, 2008	January 31	April 30	July 31	October 31

Net sales	$12,661,543	$13,495,302	$16,414,872	$18,426,366
Gross profit	5,332,534	5,744,224	6,194,425	6,888,906
Income before income taxes	1,368,653	1,375,565	747,831	21,431
Net income (loss)	861,949	878,327	481,546	(10,070)
Basic and diluted net income per share	0.14	0.15	0.08	0.00

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Roanoke, Virginia
January 29, 2010

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

Annual Meeting

The 2010 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 30, 2010, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCCF. As of October 31, 2009 and December 31, 2009, there were approximately 3,000 and 2,900 shareholders of record, respectively. On January 22, 2010, our common stock closed at a price of $3.62 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2009	High	Low

First Quarter	$4.76	$2.23
Second Quarter	$2.95	$1.78
Third Quarter	$3.99	$2.46
Fourth Quarter	$3.82	$2.85

	Range of Bid Prices
Fiscal year ended October 31, 2008	High	Low

First Quarter	$4.61	$3.31
Second Quarter	$5.00	$3.90
Third Quarter	$7.45	$4.78
Fourth Quarter	$7.44	$3.24

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
RGC Resources, Inc.

Page intentionally left blank.

Deployable Reels
military connectors
harsh environment connectors
specialty solutions
Cat6A
OPTICAL CABLE
fiber optic connectivity

residentialindustrialminingcommunicati

OCC
OPTICAL CABLE CORPORATION

5290 Concourse Drive | Roanoke, Virginia, USA 24019
Phone 540-265-0690 | Fax 540-265-0724
www.occfiber.com

securityresidentialmilitarybroadcastcom