Form 10-K, Exhibit 13
period 2010-10-31
OPTICAL CABLE CORP
filed 2011-01-24
CIK 1000230

Exhibit 13.1

Roanoke
Asheville
Dallas

ROANOKE, VA
Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

ASHEVILLE, NC
Enterprise Connectivity Facility
ISO 9001:2008 registered

DALLAS, TX
Military & Harsh Environment Connectivity Facility
ISO 9001:2008 registered
MIL-STD-790F certified

OCC®
OPTICAL CABLE CORPORATION

OPTICAL CABLE CORPORATION

Annual Report

2010

TABLE OF CONTENTS

2	Selected Consolidated Financial Information

3	Selected Consolidated Quarterly Financial Information for Fiscal Year 2010

4	Letter from the CEO

7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

22	Consolidated Financial Statements

26	Notes to Consolidated Financial Statements

50	Report of Independent Registered Public Accounting Firm

51	Corporate Information

1

Selected Consolidated Financial Information

(in thousands, except per share data)

	Years ended October 31,
	2010	2009	2008	2007	2006
Consolidated Statement of Operations Information:
Net sales	$67,506	$58,589	$60,998	$45,503	$45,330
Cost of goods sold	43,746	38,748	36,838	28,333	29,908

Gross profit	23,760	19,841	24,160	17,170	15,422
Selling, general and administrative expenses	24,268	22,345	20,642	15,300	14,900
Royalty income, net	(1,233)	(878)	(636)	—	—
Amortization of intangible assets	587	825	469	—	—
Impairment of goodwill	5,580	—	—	—	—
Impairment of intangible assets (other than goodwill)	—	344	—	—	—

Income (loss) from operations	(5,442)	(2,795)	3,685	1,870	522
Other income (expense), net:
Interest income (expense), net	(542)	149	(147)	21	(10)
Other, net	65	16	(24)	27	(9)

Income (loss) before income taxes	(5,919)	(2,630)	3,514	1,918	503
Income tax expense (benefit)	91	(706)	1,302	665	152

Net income (loss)	$(6,010)	$(1,924)	$2,212	$1,253	$351
Net loss attributable to noncontrolling interest (2)	(277)	—	—	—	—

Net income (loss) attributable to OCC	$(5,733)	$(1,924)	$2,212	$1,253	$351

Net income (loss) per share attributable to OCC	$(0.95)	$(0.34)	$0.36	$0.21	$0.06

PROFORMA net loss attributable to OCC, EXCLUDING impairment of goodwill (1)	$(153)

PROFORMA net loss per share attributable to OCC, EXCLUDING impairment of goodwill:
Basic and diluted (1)	$(0.03)

Weighted average shares:
Basic	6,015	5,656	6,062	6,089	5,954

Diluted	6,015	5,656	6,062	6,096	5,966

Consolidated Balance Sheet Information:
Cash and cash equivalents	$2,522	$1,948	$3,910	$3,139	$555
Working capital	22,905	20,070	23,765	15,937	14,441
Total assets	45,291	50,327	54,837	37,281	34,791
Bank debt	9,069	8,536	10,953	—	991
Total shareholders’ equity attributable to OCC	27,857	33,257	34,832	31,978	30,435

(1)	Proforma net loss attributable to OCC and proforma net loss per share attributable to OCC are calculated by excluding the non-cash, non-recurring net impairment of goodwill charge of $5.6 million associated with the acquisition of Applied Optical Systems, Inc. (“AOS”) that was recorded during fiscal year 2010 from the Company’s net loss attributable to OCC as reported for the fiscal year ended October 31, 2010. There is no tax benefit associated with the goodwill impairment charge, as it is considered a non-deductible permanent item for tax purposes. Accordingly, there is no change to the tax expense as reported for fiscal year 2010 in determining the proforma net loss and net loss per share.
(2)	Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”), was adopted by OCC effective for fiscal year 2010 as it relates to noncontrolling interests. There are no noncontrolling interest amounts presented for fiscal years 2009 and 2008 since the minority interest’s share of losses attributable to Centric Solutions LLC was charged against the Company’s majority interest in accordance with the previous accounting literature. See note 18 to the Consolidated Financial Statements.

Optical Cable Corporation	2

Selected Consolidated Quarterly Financial Information

for Fiscal Year Ended October 31, 2010

(in thousands, except per share data)

	Fiscal Year 2010 Quarters ended
	January 31	April 30	July 31	October 31
Consolidated Statement of Operations Information:
Net sales	$15,007	$15,256	$18,779	$18,464
Cost of goods sold	9,506	10,970	11,972	11,298

Gross profit	5,501	4,286	6,807	7,166
Selling, general and administrative expenses	6,049	6,192	5,999	6,028
Royalty income, net	(246)	(363)	(315)	(309)
Amortization of intangible assets	147	147	147	146
Impairment of goodwill	—	6,246	—	(666)

Income (loss) from operations	(449)	(7,936)	976	1,967
Other income (expense), net:
Interest income (expense), net	(145)	(81)	(159)	(157)
Other, net	(7)	76	(1)	(3)

Income (loss) before income taxes	(601)	(7,941)	816	1,807
Income tax expense (benefit)	(222)	(424)	282	455

Net income (loss)	$(379)	$(7,517)	$534	$1,352
Net loss attributable to noncontrolling interest	(63)	(51)	(41)	(122)

Net income (loss) attributable to OCC	$(316)	$(7,466)	$575	$1,474

Net income (loss) per share attributable to OCC	$(0.05)	$(1.27)	$0.09	$0.23

PROFORMA net income (loss) attributable to OCC, EXCLUDING impairment of goodwill (1)		$(1,220)		$808

PROFORMA net income (loss) per share attributable to OCC, EXCLUDING impairment of goodwill:
Basic and diluted (1)		$(0.21)		$0.13

Weighted average shares:
Basic and diluted	5,860	5,891	6,495	6,388

Consolidated Balance Sheet Information:
Cash and cash equivalents	$1,121	$1,105	$2,058	$2,522
Working capital	20,912	20,242	21,158	22,905
Total assets	50,544	43,771	44,280	45,291
Bank debt	9,246	9,565	9,523	9,069
Total shareholders’ equity attributable to OCC	33,137	25,931	26,458	27,857

(1)	Proforma net income (loss) attributable to OCC and proforma net income (loss) per share attributable to OCC are calculated by excluding: (i) the non-cash, non-recurring impairment of goodwill charge of $6.2 million associated with the acquisition of Applied Optical Systems, Inc. (“AOS”) that was recorded during the second quarter of fiscal year 2010, and (ii) a $666,054 reversal of the goodwill charge associated with a purchase accounting adjustment in connection with the AOS acquisition that was recorded during the fourth quarter of fiscal year 2010, from the Company’s net income (loss) attributable to OCC as reported for the quarters ended April 30, 2010 and October 31, 2010. The purchase accounting adjustment made during the fourth quarter was primarily the result of the Company’s adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010. There is no tax benefit associated with the goodwill impairment charge or reversal, as it is considered a non-deductible permanent item for tax purposes. Accordingly, there is no change to the tax expense (benefit) as reported for the quarters ended April 30, 2010 and October 31, 2010 in determining the proforma net income (loss) and net income (loss) per share.

3	Optical Cable Corporation

Letter from the CEO

Dear Shareholders:

A Strong Finish Leads to Record Net Sales

Optical Cable Corporation (OCC®) had a strong finish to fiscal year 2010.

The Company achieved a 31.7% increase in net sales during the second half of fiscal 2010, compared to the same period in fiscal 2009, and a 23.1% increase when compared to the first half of fiscal 2010. These results were strong enough for OCC to report our highest annual net sales in the Company’s 27 year history!

In fiscal 2010, we:

•

Achieved record net sales: During fiscal 2010, OCC recorded net sales of $67.5 million—the highest level in the Company’s history. The increase of 15.2% over the fiscal 2009 year was achieved by growing organically and through acquisition.

•	Generated strong cash flow: OCC once again generated annual positive net cash flow from operating activities in fiscal 2010—as we have throughout the “Great Recession.”

•

Increased gross profit margins: Gross profit increased 19.8% to $23.8 million and gross profit margin (gross profit as a percentage of net sales) increased to 35.2% for fiscal year 2010 from 33.9% for fiscal year 2009.

•

Returned to profitability in second half of fiscal 2010: Net income attributable to OCC was $575,000, or $0.09 per share, in the third quarter of fiscal year 2010, and $1.5 million, or $0.23 per share, in the fourth quarter of fiscal year 2010.[1] For the full year, our proforma net loss attributable to OCC was $153,000, or $0.03 per share (excluding the non-recurring, non-cash $5.6 million net goodwill impairment charge for fiscal year 2010), compared to a net loss of $1.9 million, or $0.34 per share, for fiscal year 2009.

•

Controlled costs: As a result of our concerted efforts to control costs, we believe our selling, general & administrative expenses would have decreased by at least $984,000 during fiscal year 2010, compared to last year, but for our acquisition of Applied Optical Systems, Inc. (AOS) on October 31, 2009.

•

Initiated dividend: In October 2010, the OCC Board of Directors authorized the initiation of a quarterly cash dividend, providing a return on capital investment to our shareholders. This was made possible by our strong balance sheet and our ability to generate solid cash flow.

•

Reduced debt: Our improved financial performance and financial flexibility enabled us to pay down the Company’s revolving credit facility balance to $700,000 at year end. And in November, we paid down this remaining balance of our revolver, providing us with available credit of $6 million—the full amount of this credit facility.

[1]	During the fourth quarter of fiscal year 2010, proforma net income attributable to OCC was $808,000, or $0.13 per share (excluding the positive impact of a $666,000, or $0.10 per share, purchase accounting adjustment).

Optical Cable Corporation	4

Improving Economy and Strong Execution

We believed last year at this time that the first half of fiscal 2010 would be challenging and that by the second half of fiscal 2010 OCC would deliver improved financial performance. As anticipated, OCC achieved strong results during the second half of the year, assisted by the recovering economy, contributions from the businesses OCC has acquired and the continued successful execution of our strategy.

During 2010, the nascent economic recovery began to impact our markets. Typically, the business cycle of our industry lags the performance of the rest of the economy, as customers tend to increase investments in information technology infrastructure only after a recovery is underway. During the second half of the year, we saw increased demand both in the U.S. and internationally, across our broad customer base in both our commercial and specialty markets.

However, it was the OCC team’s effort that made possible the results we achieved. Throughout the year, the OCC team overcame the growing pains and integration challenges resulting from the acquisition of new businesses essential to our strategic vision for OCC—executing our plans to operate as “One OCC.” The team also continued to control costs while improving operational efficiency.

Thank you to all of our employees, as the positive results OCC achieved in fiscal 2010 were due to their hard work and exceptional commitment to our customers, the Company, OCC’s shareholders, and each other.

The Right Strategy: Now a Proven Business Model

OCC’s strategy is working.

During the past two and a half years, we have invested in strategic acquisitions that have positioned the Company in our targeted markets to provide integrated solutions to our customers and end-users. These strategic acquisitions have positioned OCC for sustainable long-term success.

By acquiring AOS on October 31, 2009, OCC gained capabilities as a designer, developer and manufacturer of top-tier, specialty fiber optic connectors, certain copper connectors, and connectivity solutions for military and harsh environment applications. These are products highly desired by customers in a number of our targeted markets.

The acquisition of SMP Data Communications in fiscal year 2008 made OCC a leading developer and manufacturer of copper and fiber optic connectivity products with industry-leading performance primarily for use in the enterprise market. OCC is now internationally recognized for its role in establishing copper connectivity data communications standards, and offering innovative and patented technologies. Separately, OCC also has added copper data communication cables to our product offering.

Today, OCC is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity products, enabling us to deliver unrivaled integrated solutions™ to our customers and end-users. We now provide our customers and end-users with a complete range of top-tier quality products and solutions they need. And, OCC is poised to realize the synergies and the growth opportunities inherent in our new businesses and expanded product offering.

5	Optical Cable Corporation

We began to realize sales growth and improved financial performance resulting from our solutions strategy in the second half of 2010—even in a challenging economic climate. Importantly, by doing so, we believe we have shown the benefits of our strategy and that OCC can benefit from the Company’s operating leverage—generating disproportionate returns as net sales increase, while fixed production costs and necessary expenses increase at a slower rate. We are confident that this will enable us to generate even greater returns and long-term shareholder value as we grow.

Improving Shareholder Value

In fiscal year 2010, as shareholders, you began to see the benefits of our strategy. We initiated a quarterly dividend in October 2010.

Recently, OCC’s share price has also begun to increase. However, we believe our strategy and market positioning are still not fully appreciated. Today, our shares trade below net book value per share. At the end of the fiscal year 2010, OCC’s net book value attributable to OCC was $27.9 million, or $4.44 per share.

Consistent with this belief, in October 2009, we authorized a new share repurchase program. To date, we have purchased 142,823 shares of the 325,848 shares authorized under the program at an average price of $2.98 per share (including legal and brokerage fees).

Looking Forward to 2011

As we move forward, of course we will continue to face some challenges. The economic recovery is still fragile. Additionally, our business can experience some degree of quarterly volatility and seasonality. This may be accentuated as the ebbs and flows of economic recovery ripple through various sectors of the economy during fiscal 2011.

Despite any short-term variability, OCC is extremely well positioned for continued growth and success. We look forward to executing our strategy in 2011 and continuing our efforts to enhance value for our shareholders.

Thank you for your trust and the privilege of allowing us to lead your company.

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr. Chairman of the Board, President and Chief Executive Officer

January 21, 2011

Optical Cable Corporation	6

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to variables, uncertainties, contingencies and risks that may cause actual events to differ materially from our expectations, and such variables, uncertainties, contingencies and risks may also adversely affect Optical Cable Corporation and its subsidiaries (the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or could adversely affect the Company include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, and plastics and other materials affected by petroleum product pricing); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of our products and a limited number of production facilities; our ability to protect our proprietary manufacturing technology; our ability to replace royalty income as existing patented and licensed products expire by developing and licensing new products; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; changes in demand of our products from certain competitors for which we provide private label connectivity products; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the inability to successfully complete the integration of the operations of our new subsidiaries; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB), the Financial Accounting Standards Board (FASB), and/or the International Accounting Standards Board (IASB); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly results in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs; impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with customers of ours; voluntary or involuntary delisting of the Company’s capital stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements, as a result of the small number of holders of the Company’s capital

7	Optical Cable Corporation

stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering and possibly defending our position on such unsolicited proposals; impact of weather or natural disasters in the areas of the world in which we operate and market our products; an increase in the number of the Company’s capital stock issued and outstanding; economic downturns and/or changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive. Furthermore, we incorporate by reference those factors included in current reports on Form 8-K, and/or in our other filings.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million and except in the case of the table set forth in the “Results of Operations” section below, in which case the amounts have been rounded to the nearest thousand.

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications. Our products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

OCC® is internationally recognized for pioneering the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use, and creating a broad product offering built on the evolution of these fundamental technologies. OCC also is internationally recognized for its role in establishing copper connectivity data communications standards, through its innovative and patented technologies.

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our high quality fiber optic cables at our Roanoke facility which is ISO 9001:2008 registered and MIL-STD-790F certified, our high quality enterprise connectivity products at our Asheville facility which is ISO 9001:2008 registered, and our high quality military and harsh environment connectivity products and systems at our Dallas facility which is ISO 9001:2008 registered and MIL-STD-790F certified.

Optical Cable Corporation, OCC®, Superior Modular Products, SMP Data Communications, Applied Optical Systems, and associated logos are trademarks of Optical Cable Corporation.

Strengthening Optical Cable Corporation

Our vision and strategy for Optical Cable Corporation has been to build on our strong reputation and market position in the fiber optic cable industry in commercial and specialty markets (our fiber optic cable product offering) by adding a suite of connectivity products enabling us to offer top-tier, end-to-end integrated cabling and connectivity solutions to our customers and end-users in our targeted markets. Through our acquisitions in fiscal years 2008 and 2009, and the further implementation of our corporate strategy through continued efforts to integrate and streamline the operations of our new subsidiaries, we have done just that!

Optical Cable Corporation	8

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

On October 31, 2009, Optical Cable Corporation acquired Applied Optical Systems, Inc. (“AOS”), located near Dallas, Texas. Our Dallas team designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions primarily for use in military and other harsh environment applications. We refer to these products as our applied interconnect systems product offering. Founded in 2003, AOS is a wholly owned subsidiary of Optical Cable Corporation. We market and sell the products manufactured at our Dallas facility under the names Optical Cable Corporation and OCC through the efforts of our integrated sales team.

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

Summary of Company Performance for Fiscal Year 2010

Like others in our industry, during fiscal year 2010 we continued to experience adverse effects of one of the worst world-wide economic recessions since the Great Depression of the 1930s.

As the year progressed, we began to see some improvements in our markets as a fragile recovery began to take root. We also began to see the positive results of our initiatives and efforts to integrate our recent acquisitions.

•

During fiscal year 2010, OCC recorded the highest annual net sales in the Company’s history. Consolidated net sales increased 15.2% to $67.5 million compared to $58.6 million for fiscal year 2009—as we grew both organically and by acquisition.

•

Gross profit increased 19.8% to $23.8 million for fiscal year 2010 compared to $19.8 million for fiscal year 2009. Gross profit margin (gross profit as a percentage of net sales) increased to 35.2% for fiscal year 2010 from 33.9% for fiscal year 2009.

•

We delivered a strong second half of fiscal year 2010. Net sales were $18.8 million and $18.5 million in the third and fourth quarters of fiscal year 2010, respectively—the first and second highest net sales quarters in OCC’s history. Net sales grew 32.2% in the third quarter of fiscal year 2010, and 31.1% in the fourth quarter of fiscal year 2010, when compared to the same respective period of fiscal year 2009. We returned to profitability in the second half of fiscal year 2010 too. Net income attributable to OCC was $575,000, or $0.09 per share, in the third quarter of fiscal year 2010, and $1.5 million, or $0.23 per share, in the fourth quarter of fiscal year 2010. Proforma net income attributable to OCC was $808,000,

9	Optical Cable Corporation

or $0.13 per share, during the fourth quarter of fiscal year 2010, which is calculated excluding the $666,000, or $0.10 per share, positive impact on income from operations resulting from the reversal of a goodwill impairment charge associated with a purchase accounting adjustment in connection with the AOS acquisition during the fourth quarter of fiscal year 2010. We recorded a non-recurring, non-cash net goodwill impairment charge of $5.6 million during fiscal year 2010 associated with our acquisition of AOS—consisting of (i) a $6.2 million goodwill impairment charge recognized during the second quarter of fiscal year 2010 and (ii) a $666,000 reversal of the goodwill charge associated with a purchase accounting adjustment recognized during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter was primarily the result of the Company’s adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010.

•

Our proforma net loss attributable to OCC was $153,000, or $0.03 per share, for fiscal year 2010 (excluding the non-recurring, non-cash $5.6 million net goodwill impairment charge for fiscal year 2010), compared to a net loss of $1.9 million, or $0.34 per share, for fiscal year 2009. This proforma net loss and net loss per share for fiscal year 2010 is calculated by adding the net impairment charge of $5.6 million to our pre-tax loss as reported for fiscal year 2010. There is no tax benefit associated with the impairment charge, as it is considered a non-deductible permanent item for tax purposes, so there is no change to the tax expense as reported for fiscal year 2010 in determining the proforma net loss and net loss per share. We reported a net loss attributable to OCC of $5.7 million, or $0.95 per share, during fiscal year 2010, including the $5.6 million net goodwill impairment charge recorded during fiscal year 2010.

•

OCC generated annual positive cash flow from operating activities again this year—as we have throughout the “Great Recession” and as we have each year after fiscal year 2000, with the exception of fiscal year 2006 when $58,000 net cash was used in operating activities by OCC. Net cash provided by operating activities was $1.2 million in fiscal year 2010.

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

Optical Cable Corporation	10

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

Amortization of intangible assets consists of the amortization of developed technology acquired in the acquisition of SMP Data Communications on May 30, 2008 and the amortization of intellectual property and customer list acquired in the acquisition of AOS on October 31, 2009. Amortization of intangible assets is calculated using an accelerated method and straight line method over the estimated useful lives of the intangible assets.

Other income, net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended October 31,		Percent Change	Fiscal Years Ended October 31,		Percent Change
	2010	2009		2009	2008
Net sales	$67,500,000	$58,600,000	15.2%	$58,600,000	$61,000,000	(4.0)%
Gross profit	23,800,000	19,800,000	19.8	19,800,000	24,200,000	(17.9)
SG&A expenses	24,300,000	22,300,000	8.6	22,300,000	20,600,000	8.3
Impairment of goodwill	5,600,000	—	100.0	—	—	—
Impairment of intangible assets (other than goodwill)	—	344,000	(100.0)	344,000	—	100.0
Net income (loss) attributable to OCC	(5,700,000)	(1,900,000)	197.9	(1,900,000)	2,200,000	(187.0)

Net Sales

Net sales increased 15.2% to $67.5 million in fiscal year 2010 compared to $58.6 million in fiscal year 2009. The increase in net sales during fiscal year 2010 when compared to fiscal year 2009 was attributable to the fact that we experienced increases in both our commercial market and our specialty markets during fiscal year 2010 when compared to fiscal year 2009. The acquisition of AOS by OCC on October 31, 2009 also contributed to the net sales growth totaling $8.0 million in fiscal year 2010.

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

Net sales to customers located outside of the United States were 27%, 27% and 32% of total net sales for fiscal years 2010, 2009 and 2008, respectively. Net sales to customers outside of the United States increased 14.3% during fiscal year 2010 compared to fiscal year 2009 and net sales to customers located in the United States increased 15.6%. The increase in net sales to customers located outside of the United States is partially due to the fact that we experienced large net sales to two international customers totaling, in the aggregate, approximately $3.9 million during fiscal year 2010.

11	Optical Cable Corporation

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

We believe our consolidated net sales may be negatively impacted by the continuing global economic recession. However, when comparing net sales for fiscal year 2010 to fiscal year 2009, the sale of our fiber optic cable, enterprise connectivity and applied interconnect systems products have improved. We believe our improvement in net sales may indicate we have achieved market share gains in certain of our markets and may indicate the beginning of some improvements in certain of our markets. However, we cannot be sure at this time if these gains and/or this improvement are an indication of a trend or predict whether or not they will continue.

Gross Profit

Gross profit increased 19.8% to $23.8 million in fiscal year 2010 from $19.8 million in fiscal year 2009. Gross profit margin, or gross profit as a percentage of net sales, increased to 35.2% for fiscal year 2010, compared to 33.9% for fiscal year 2009. Historically, our enterprise connectivity and applied interconnect systems products have lower gross profit margins than our fiber optic cable products; a trend we expect to continue.

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may deviate from expectations based on both anticipated and unanticipated changes in product mix. Additionally, our gross profit margins for our product lines tend to be higher when we achieve higher net sales levels of those product lines, as we did in fiscal year 2010 when compared to fiscal year 2009, as certain fixed manufacturing costs are spread over higher sales volumes.

Gross profit decreased 17.9% to $19.8 million in fiscal year 2009 from $24.2 million in fiscal year 2008. Gross profit margin, or gross profit as a percentage of net sales, decreased to 33.9% for fiscal year 2009, compared to 39.6% for fiscal year 2008.

The primary reason for the decrease in gross profit margin in fiscal year 2009 when compared to fiscal year 2008 is the acquisition of SMP Data Communications on May 30, 2008. Specifically, our enterprise connectivity products have historically had gross profit margin percentages lower than the historical gross profit margins of our fiber optic cable products. The gross profit margin associated with the sale of enterprise connectivity products was 17.8% for fiscal year 2009, while the gross profit margin associated with fiber optic cable sales was 38.6% during fiscal year 2009. Additionally, gross profit declined in fiscal year 2009 when compared to fiscal year 2008 as a result of sales of lower volumes of both enterprise connectivity and fiber optic cable products due to the global economic downturn. This negatively impacts gross profit margin as certain fixed manufacturing costs are spread over the lower sales volume.

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may deviate from expectations based on both anticipated and unanticipated changes in product mix.

Selling, General and Administrative Expenses

SG&A expenses increased to $24.3 million in fiscal year 2010 from $22.3 million in fiscal year 2009. SG&A expenses as a percentage of net sales were 35.9% in fiscal year 2010 compared to 38.1% in fiscal year 2009.

But for the acquisition of AOS on October 31, 2009, we believe our SG&A expenses would have decreased by at least $984,000 during fiscal year 2010, compared to last year. The acquisition of AOS added at least $2.9 million to our consolidated SG&A expenses in fiscal year 2010, including $988,000 of employee related costs and $666,000 of legal fees (related to litigation in the patent infringement lawsuit to which AOS is a party).

Optical Cable Corporation	12

Excluding the impact of the acquisition of AOS, affecting consolidated SG&A expenses were: our continued efforts to reduce costs, work force reductions initiated during the third quarter of fiscal year 2009, and savings and costs (net) related to continued integration efforts of the acquisitions of SMP Data Communications and AOS.

SG&A expenses increased to $22.3 million in fiscal year 2009 from $20.7 million in fiscal year 2008. SG&A expenses as a percentage of net sales were 38.1% in fiscal year 2009 compared to 33.8% in fiscal year 2008.

The increase in SG&A expenses during fiscal year 2009 compared to fiscal year 2008 was due primarily to the acquisition of SMP Data Communications on May 30, 2008, as a full year of SG&A expenses associated with the SMP Data Communications acquisition were consolidated in fiscal year 2009, compared to only five months of SG&A expenses associated with the SMP Data Communications acquisition being consolidated in fiscal year 2008. SG&A expenses also increased when compared to fiscal year 2008 due to SG&A expenses incurred by Centric Solutions, a start-up business acquired on August 1, 2008 to provide turnkey cabling and connectivity solutions for the datacenter market. SG&A expenses of Centric Solutions increased by approximately $1.1 million when compared to fiscal year 2008.

Royalty Income, Net

We recognized royalty income, net of related expenses, totaling $1.2 million during fiscal year 2010, compared to royalty income, net of related expenses totaling $878,000 during fiscal year 2009. The increase is due to the increase in sales of licensed products by licensees during fiscal year 2010 compared to fiscal year 2009.

We recognized royalty income, net of related expenses, totaling $878,000 during fiscal year 2009, compared to $636,000 during fiscal year 2008. A full year of royalty income, net was recorded in fiscal year 2009 compared to only five months in fiscal year 2008 as the royalty income is associated with intangible assets acquired in the acquisition of SMP Data Communications on May 30, 2008.

Amortization of Intangible Assets

We recognized $587,000 of amortization expense, associated with intangible assets, during fiscal year 2010, compared to amortization expense of $825,000 during fiscal year 2009. The decrease in amortization expense, when comparing the two fiscal years, is due to the fact that the trade name and customer list intangible assets, acquired in connection with the acquisition of SMP Data Communications, were written off during fiscal year 2009 when it was concluded that these assets were impaired. The decrease was partially offset by the addition in fiscal year 2009 of intangible assets acquired in the acquisition of AOS on October 31, 2009 and the related amortization of those intangible assets beginning in fiscal year 2009.

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

Impairment of Goodwill

During the first half of fiscal year 2010, we, along with the rest of our industry, continued to face challenges given the ongoing worldwide economic recession that affected the Company during fiscal year 2009. We performed our annual impairment analysis of goodwill (associated with the acquisition of AOS) as required by U.S. GAAP as of April 30, 2010. We analyzed the carrying value of goodwill and determined that it was appropriate to write-off the carrying value of goodwill on our consolidated balance sheet. As a result, we recorded a non-recurring, non-cash net goodwill impairment charge of $5.6 million during fiscal year 2010—consisting of (i) a $6.2 million goodwill impairment charge recognized during the second quarter of fiscal year 2010 and (ii) a $666,000 reversal of

13	Optical Cable Corporation

the goodwill charge associated with a purchase accounting adjustment recognized during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter was primarily the result of the Company’s adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010.

Impairment of Intangible Assets (other than goodwill)

During fiscal year 2009, we discontinued marketing our connectivity products under the SMP Data Communications trade name and began to market these products under the names Optical Cable Corporation and OCC®. Additionally, we re-evaluated the value assigned to the customer list asset using more current post-acquisition financial information. As a result, we determined the trade name and customer list assets were impaired and recorded a non-cash, non-recurring impairment charge totaling $344,000 during fiscal year 2009. No such impairment charges were incurred in fiscal year 2010 or 2008.

Other Income (Expense), Net

We recognized other expense, net of $477,000 in fiscal year 2010 compared to other income, net of $165,000 in fiscal year 2009. Other expense, net for fiscal year 2010 is comprised of: interest income totaling $80,000; interest expense totaling $622,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.

We recognized other income, net of $165,000 in fiscal year 2009 compared to other expense, net of $171,000 in fiscal year 2008. Other income, net for fiscal year 2009 is comprised of: interest income totaling $831,000, of which $819,000 was recognized during the fourth quarter of fiscal year 2009 in connection with accounting for the acquisition of AOS on October 31, 2009, and related to our note receivable from AOS; interest expense totaling $682,000 related to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008; and other miscellaneous items which fluctuate from period to period.

Loss Before Income Taxes

We reported a loss before income taxes of $5.9 million for fiscal year 2010 compared to a loss before income taxes of $2.6 million in fiscal year 2009. The increase was primarily due to the impairment of goodwill of $5.6 million and the increase in SG&A expenses of $1.9 million in fiscal year 2010 compared to fiscal year 2009. The increase in the loss before income taxes was partially offset by the increase in gross profit of $3.9 million. But for the goodwill impairment charge of $5.6 million during fiscal year 2010, we would have reported a loss before income taxes of $339,000 compared to a loss before income taxes of $2.6 million for fiscal year 2009.

Loss before income taxes was $2.6 million in fiscal year 2009 compared to income before income taxes of $3.5 million in fiscal year 2008. The change was primarily due to the decrease in gross profit of $4.3 million in fiscal year 2009 compared to fiscal year 2008 and the $1.7 million increase in SG&A expenses. The majority of our loss before income taxes during fiscal year 2009 was attributable to our investment in Centric Solutions, which posted a loss before taxes of $1.6 million in fiscal year 2009.

Income Tax Expense (Benefit)

Income tax expense totaled $91,000 for fiscal year 2010, compared to income tax benefit of $706,000 for fiscal year 2009. Our effective tax rate was negative 1.5% in fiscal year 2010, compared to 26.8% in fiscal year 2009.

Generally, fluctuations in our effective tax rates are primarily due to permanent differences in U.S. GAAP and tax accounting for various tax deductions and benefits, but can also be significantly different from the statutory tax rate when income or loss before taxes is at a level, generally close to breakeven, that permanent differences in U.S. GAAP and tax accounting treatment have a disproportional impact on the projected effective tax rate.

Optical Cable Corporation	14

During fiscal year 2010, we recorded a non-recurring, non-cash impairment charge in the amount of $5.6 million to write-off the carrying value of goodwill. Since our tax basis in the goodwill was zero, this resulted in a permanent $5.6 million difference between book and taxable income and was the primary cause of our significantly lower effective tax rate.

Income tax benefit totaled $706,000 for fiscal year 2009, compared to income tax expense of $1.3 million for fiscal year 2008. Our effective tax rate was 26.8% in fiscal year 2009, compared to 37.0% in fiscal year 2008.

Net Income (Loss)

Net loss attributable to OCC for fiscal year 2010 was $5.7 million compared to a net loss of $1.9 million in fiscal year 2009. This increase was due primarily to the increase in the loss before income taxes of $3.3 million for fiscal year 2010 compared to fiscal year 2009 and the recognition of tax expense of $91,000 in fiscal year 2010 compared to a tax benefit of $706,000 in fiscal year 2009.

Net loss for fiscal year 2009 was $1.9 million compared to net income of $2.2 million in fiscal year 2008. This change was due primarily to the decrease in income before income tax expense of $6.1 million for fiscal year 2009 compared with fiscal year 2008, partially offset by the recognition of a tax benefit of $706,000 compared to tax expense of $1.3 million in fiscal year 2008.

Financial Condition

Total assets decreased $5.0 million, or 10.0%, to $45.3 million at October 31, 2010, from $50.3 million at October 31, 2009. This decrease is due to the $5.6 million non-recurring, non-cash impairment charge related to goodwill and a $1.5 million decrease in income taxes refundable, partially offset by a $2.1 million increase in inventories, net and a $1.1 million increase in accounts receivable, net. The decrease in income taxes refundable is primarily a result of tax refunds totaling $798,000 received in fiscal year 2010. The increase in inventories is largely due to the timing of raw material purchases and efforts to decrease lead times by increasing certain standard stock items. The increase in accounts receivable, net largely resulted from the increase in net sales in the fourth quarter of fiscal year 2010 when compared to the fourth quarter of fiscal year 2009, coupled with the timing of receipt of payments during the quarter and continued efforts to improve collections.

Total liabilities increased $641,000, or 3.8%, to $17.7 million at October 31, 2010, from $17.1 million at October 31, 2009. This increase is primarily due to a $700,000 increase in note payable to bank under our revolving credit facility.

Total shareholders’ equity attributable to OCC at October 31, 2010 decreased $5.4 million, or 16.2%, during fiscal year 2010. The decrease resulted from the net loss attributable to OCC of $5.7 million, the repurchase and retirement of 143,000 shares of our common stock for $425,000 and the dividend declared of $63,000, partially offset by share-based compensation, net totaling $822,000.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2010 have been to fund working capital requirements and capital expenditures as well as the repurchase and retirement of our common stock. Our primary source of capital for these purposes has been existing cash and cash equivalents, borrowings under our revolving credit facility and cash provided by operations. As of October 31, 2010, we had an outstanding loan balance under our revolving credit facility totaling $700,000. As of October 31, 2009, we did not have an outstanding loan balance under our revolving credit facility. Our long-term debt continues to amortize as scheduled. As of October 31, 2010 and 2009, we had outstanding loan balances, excluding our revolving credit facility, totaling $8.4 million and $8.5 million, respectively.

Our cash totaled $2.5 million as of October 31, 2010, an increase of $574,000, compared to $1.9 million as of October 31, 2009. The increase in cash for the fiscal year ended October 31, 2010, primarily resulted from net cash provided by operating activities of $1.2 million and proceeds from a note payable to our bank under our revolving credit facility totaling $700,000, partially offset by the repurchase and retirement of 142,823 shares of our common stock for $425,000 and capital expenditures of $512,000.

15	Optical Cable Corporation

On October 31, 2010, we had working capital of $22.9 million, compared to $20.1 million as of October 31, 2009. The ratio of current assets to current liabilities as of October 31, 2010, was 4.0 to 1 compared to 3.6 to 1 as of October 31, 2009. The increase in working capital during fiscal year 2010 was primarily due to the $2.1 million increase in inventories and the $1.1 million increase in accounts receivable, partially offset by the $1.5 million decrease in income taxes refundable.

Net Cash

Net cash provided by operating activities was $1.2 million in fiscal year 2010 compared to net cash provided by operating activities of $2.8 million in fiscal year 2009, and net cash provided by operating activities of $3.0 million in fiscal year 2008.

Net cash provided by operating activities during fiscal year 2010 primarily resulted from certain adjustments to reconcile net loss to net cash provided by operating activities including the impairment of goodwill of $5.6 million, depreciation, amortization and accretion of $3.0 million and share-based compensation expense of $943,000. Additionally, the decrease in income taxes refundable in the amount of $1.5 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the increase in inventories of $2.1 million, the increase in accounts receivable totaling $1.2 million, and a net loss totaling $6.0 million.

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

Net cash used in investing activities totaled $533,000 in fiscal year 2010 compared to $1.5 million in fiscal year 2009 and $13.3 million in fiscal year 2008. Net cash used in investing activities during fiscal year 2010 resulted primarily from the purchases of property and equipment and deposits for the purchase of property and equipment. Net cash used in investing activities during fiscal year 2009 resulted primarily from the acquisition of AOS and purchases of property and equipment and deposits for the purchase of property and equipment. Net cash used in investing activities during fiscal year 2008 resulted from the acquisition of SMP Data Communications, purchases of property and equipment and advances made to AOS.

Net cash used in financing activities was $44,000 in fiscal year 2010 compared to net cash used in financing activities of $3.3 million in fiscal year 2009 and net cash provided by financing activities of $11.0 million in fiscal year 2008. Net cash used in financing activities in fiscal year 2010 resulted primarily from proceeds from a note payable to our bank under our line of credit in the amount of $700,000, partially offset by the repurchase and retirement of 143,000 shares of our common stock for $425,000. Net cash used in financing activities in fiscal year 2009 resulted primarily from the repayment of long-term debt of $2.4 million. Net cash provided by financing activities in fiscal year 2008 resulted from proceeds from notes payable to our bank under our credit facilities in the amount of $11.0 million.

Optical Cable Corporation	16

Credit Facilities

On May 30, 2008, we established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for our working capital needs and to finance the acquisition of Superior Modular Products Incorporated, doing business as SMP Data Communications. The Credit Facilities provided a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”). The Capital Acquisitions Term Loan was fully funded in fiscal year 2008 and repaid in fiscal year 2009. Therefore, the $2.3 million portion of the credit facility related to the Capital Acquisitions Term Loan is no longer available.

The Revolving Loan originally provided up to $6.0 million for our working capital needs and bore interest at LIBOR plus 2.15%, but provided a lower rate option if we maintained specific depository amounts with Valley Bank. The Revolving Loan was modified on February 16, 2010 (“Amended Revolving Loan”) and provided up to $3.0 million for our working capital needs and bore interest at LIBOR plus 2.15%, but at no time was the applicable rate to decrease below 4.5% per annum. We could borrow up to 85% of our consolidated eligible accounts receivable, (excluding foreign accounts receivable), plus 35% of certain consolidated uninsured foreign receivables (or 100% of insured foreign receivables, without duplication) up to a maximum of $1.5 million plus 25% of our consolidated eligible inventory. The Amended Revolving Loan was due to expire on May 31, 2010.

On April 30, 2010, we entered into a revolving credit facility with SunTrust Bank consisting of a Commercial Note and Agreement to Commercial Note under which SunTrust Bank provides us with a revolving line of credit for our working capital needs (the “Commercial Loan”). The Commercial Loan provides a $6.0 million working capital line of credit, expires May 31, 2012, and replaces our Amended Revolving Loan with Valley Bank. Under the Commercial Loan, we may borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $6.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Advances under the Commercial Loan accrue interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Accrued interest on the outstanding principal balance is due on the first day of each month beginning June 1, 2010, with all then outstanding principal, interest, fees and costs due at the Commercial Loan Termination Date of May 31, 2012.

As of October 31, 2010, we had $700,000 of outstanding borrowings on our Commercial Loan and, as a result, $5.3 million in available credit.

In connection with us obtaining the Commercial Loan with SunTrust Bank, on April 30, 2010, we entered into a Second Loan Modification Agreement with Valley Bank whereby upon satisfaction and termination of the Amended Revolving Loan, Valley Bank consented to the release of certain collateral used to secure the Amended Revolving Loan, including but not limited to our accounts, deposit accounts, inventory and general intangibles and permitted the existence of the Commercial Loan.

The Virginia Real Estate Loan was fully funded on May 30, 2008. The Virginia Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the Virginia Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $42,241 for the period from July 1, 2008 through May 1, 2013. The balance of the Virginia Real Estate Loan will be due June 1, 2013. As of October 31, 2010, we had outstanding borrowings of $6.2 million under our Virginia Real Estate Loan.

The North Carolina Real Estate Loan was fully funded on May 30, 2008. The North Carolina Real Estate Loan accrues interest at 6% and payments of principal and interest are based on a 25 year amortization. Payments on the North Carolina Real Estate Loan will be made in 59 equal installments of principal and interest in the amount of $14,557 for the period from July 1, 2008 through May 1, 2013. The balance of the North Carolina Real Estate Loan will be due June 1, 2013. As of October 31, 2010, we had outstanding borrowings of $2.1 million under our North Carolina Real Estate Loan.

17	Optical Cable Corporation

The Commercial Loan is secured by a first priority lien on all of our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper. The Virginia Real Estate Loan and the North Carolina Real Estate Loan are secured by a first priority lien on all of our personal property and assets, except for our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on our real property, in both cases including the assets at our Asheville facility.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2010. During our 2010 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $2.0 million. We actually incurred capital expenditures totaling $512,000, for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2010.

During our 2011 fiscal year budgeting process, we included an estimate for capital expenditures of $2.0 million in fiscal year 2011. These expenditures will be funded out of our working capital or borrowings under our credit facilities. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2010. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in any given year.

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

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, our trend has been that an average of approximately 45% of our net sales occurred during the first half of the fiscal year and an average of approximately 55% of our net sales occurred during the second half of the fiscal year for the past ten fiscal years, excluding fiscal years 2001, 2002 and 2009. Fiscal years 2001, 2002 and 2009 are excluded because we believe net sales did not follow this pattern due to overall economic conditions in the industry and/or in the world during these years.

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

Optical Cable Corporation	18

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

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, goodwill and long-lived assets, commitments and contingencies and business combinations.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2010.

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

The Company tests for the impairment of goodwill at the reporting unit level on an annual basis and between annual tests in certain circumstances. The Company uses the two-step impairment test to first identify whether a potential impairment of goodwill is deemed to exist and then to estimate the amount of any impairment to be recorded. The Company selected April 30th as the measurement date for its annual impairment testing. For additional discussion concerning goodwill impairment, see note 6 to the consolidated financial statements, Goodwill and Other Intangible Assets.

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

Business Combinations

For purchase acquisitions accounted for as a business combination, the Company is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. For additional discussion concerning our valuation of intangible assets, see note 6 to the consolidated financial statements, Goodwill and Other Intangible Assets.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2010 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In December 2007, the FASB issued Accounting Standards Codification 805-10, Business Combinations (“ASC 805-10”). ASC 805-10 requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the

Optical Cable Corporation	20

acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The adoption of ASC 805-10, effective November 1, 2009, did not have any impact on our results of operations, financial position or liquidity.

In December 2007, the FASB issued Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”). ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The adoption of ASC 810-10, effective November 1, 2009, did not have a material impact on our results of operations, financial position or liquidity. However, we have disclosed on the face of the consolidated statement of operations for the year ended October 31, 2010, the amount of consolidated net loss attributable to the noncontrolling interest associated with Centric Solutions, LLC. Similar disclosure has also been reflected on the face of our consolidated balance sheet as of October 31, 2010, our consolidated statement of shareholders’ equity for the year ended October 31, 2010 and in certain notes to the consolidated financial statements. This statement now requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. In contrast, prior to the adoption of ASC 810-10, the minority interest’s share of losses attributable to Centric Solutions, LLC was required to be charged against our majority interest thereby resulting in a zero minority interest balance prior to November 1, 2009. As a result, there are no noncontrolling interest amounts to retrospectively reclassify to equity on the consolidated balance sheets or net loss attributable to noncontrolling interest on the consolidated statements of operations for any periods presented prior to November 1, 2009 upon our adoption of ASC 810-10.

In April 2008, the FASB issued Accounting Standards Codification 350-30, Determination of the Useful Life of Intangible Assets (“ASC 350-30”). ASC 350-30 amends the factors that an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350-30 requires an entity to consider its own historical experience in renewing or extending the term of the arrangement, consistent with its expected use of the asset. In the absence of historical experience, an entity should consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. The adoption of ASC 350-30, effective November 1, 2009, did not have any impact on our results of operations, financial position or liquidity.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to materially impact our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting or financial disclosure made during our fiscal year ended October 31, 2010.

21	Optical Cable Corporation

Consolidated Balance Sheets

October 31, 2010 and 2009

	October 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,522,058	$1,948,334
Trade accounts receivable, net of allowance for doubtful accounts of $120,450 in 2010 and $108,913 in 2009	10,659,623	9,532,869
Other receivables	606,435	433,219
Income taxes refundable	373,090	1,842,008
Inventories	14,422,787	12,306,286
Prepaid expenses and other assets	332,475	479,601
Deferred income taxes - current	1,750,542	1,160,046

Total current assets	30,667,010	27,702,363
Property and equipment, net	13,125,114	14,972,379
Goodwill	—	6,288,803
Intangible assets, net	695,580	1,271,624
Deferred income taxes - noncurrent	626,132	—
Other assets, net	176,930	91,629

Total assets	$45,290,766	$50,326,798

Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$177,350	$166,909
Accounts payable and accrued expenses	5,339,941	6,116,946
Accrued compensation and payroll taxes	2,181,235	1,348,281
Income taxes payable	63,590	—

Total current liabilities	7,762,116	7,632,136
Note payable to bank	700,000	—
Long-term debt, excluding current installments	8,191,785	8,369,126
Deferred income taxes - noncurrent	—	149,768
Other noncurrent liabilities	1,056,803	919,013

Total liabilities	17,710,704	17,070,043

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,280,173 shares in 2010 and 6,508,821 shares in 2009	5,987,777	5,166,016
Retained earnings	21,869,667	28,090,739

Total shareholders’ equity attributable to Optical Cable Corporation	27,857,444	33,256,755
Noncontrolling interest	(277,382)	—

Total shareholders’ equity	27,580,062	33,256,755
Commitments and contingencies

Total liabilities and shareholders’ equity	$45,290,766	$50,326,798

See accompanying notes to consolidated financial statements.

Optical Cable Corporation	22

Consolidated Statements of Operations

Years ended October 31, 2010, 2009 and 2008

	Years ended October 31,
	2010	2009	2008
Net sales	$67,506,174	$58,588,560	$60,998,083
Cost of goods sold	43,746,220	38,747,590	36,837,994

Gross profit	23,759,954	19,840,970	24,160,089
Selling, general and administrative expenses	24,267,614	22,345,311	20,642,130
Royalty income, net	(1,233,607)	(877,809)	(635,638)
Amortization of intangible assets	587,233	825,399	469,417
Impairment of goodwill	5,580,250	—	—
Impairment of intangible assets (other than goodwill)	—	343,590	—

Income (loss) from operations	(5,441,536)	(2,795,521)	3,684,180
Other income (expense), net:
Interest income	79,543	831,084	99,415
Interest expense	(621,750)	(681,851)	(246,538)
Other, net	64,726	16,130	(23,577)

Other income (expense), net	(477,481)	165,363	(170,700)

Income (loss) before income taxes	(5,919,017)	(2,630,158)	3,513,480
Income tax expense (benefit)	91,290	(705,659)	1,301,728

Net income (loss)	$(6,010,307)	$(1,924,499)	$2,211,752
Net loss attributable to noncontrolling interest	(277,382)	—	—

Net income (loss) attributable to Optical Cable Corporation	$(5,732,925)	$(1,924,499)	$2,211,752

Net income (loss) per share attributable to Optical Cable Corporation: Basic and diluted	$(0.95)	$(0.34)	$0.36

See accompanying notes to consolidated financial statements.

23	Optical Cable Corporation

Consolidated Statements of Shareholders’ Equity

Years ended October 31, 2010, 2009 and 2008

			Retained Earnings	Total Shareholders’ Equity Attributable to OCC	Noncontrolling Interest	Total Shareholders’ Equity
	Common Stock
	Shares	Amount
Balances at October 31, 2007	6,090,331	$3,683,754	$28,294,720	$31,978,474	$—	$31,978,474
Share-based compensation, net	127,630	678,513	—	678,513	—	678,513
Repurchase and retirement of common stock (at cost)	(9,100)	—	(36,535)	(36,535)	—	(36,535)
Net income	—	—	2,211,752	2,211,752	—	2,211,752

Balances at October 31, 2008	6,208,861	4,362,267	30,469,937	34,832,204	—	34,832,204
Share-based compensation, net	449,687	803,749	—	803,749	—	803,749
Repurchase and retirement of common stock (at cost)	(149,727)	—	(454,699)	(454,699)	—	(454,699)
Net loss	—	—	(1,924,499)	(1,924,499)	—	(1,924,499)

Balances at October 31, 2009	6,508,821	5,166,016	28,090,739	33,256,755	—	33,256,755
Share-based compensation, net	(85,825)	821,761	—	821,761	—	821,761
Repurchase and retirement of common stock (at cost)	(142,823)	—	(425,345)	(425,345)	—	(425,345)
Common stock dividends declared, $0.01 per share	—	—	(62,802)	(62,802)	—	(62,802)
Net loss	—	—	(5,732,925)	(5,732,925)	(277,382)	(6,010,307)

Balances at October 31, 2010	6,280,173	$5,987,777	$21,869,667	$27,857,444	$(277,382)	$27,580,062

See accompanying notes to consolidated financial statements.

Optical Cable Corporation	24

Consolidated Statements of Cash Flows

Years ended October 31, 2010, 2009 and 2008

	Years ended October 31,
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$(6,010,307)	$(1,924,499)	$2,211,752
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	2,955,834	3,081,120	2,282,878
Bad debt expense (recovery)	29,798	(62,547)	(42,023)
Deferred income tax expense (benefit)	(724,195)	566,103	(831,816)
Impairment of goodwill	5,580,250	—	—
Impairment of intangible assets (other than goodwill)	—	343,590	—
Share-based compensation expense	942,711	920,223	761,082
Gain on sale of property and equipment	(3,180)	—	—
(Increase) decrease in:
Trade accounts receivable	(1,156,552)	1,913,497	172,363
Other receivables	(173,216)	436,657	(283,710)
Income taxes refundable	1,468,918	(1,778,906)	(63,102)
Inventories	(2,116,501)	1,934,637	(1,740,412)
Prepaid expenses and other assets	144,826	73,709	(124,098)
Accrued interest receivable on note receivable	—	(818,711)	—
Other assets, net	17,783	22,600	(64,769)
Increase (decrease) in:
Accounts payable and accrued expenses	(808,045)	(402,992)	89,278
Accrued compensation and payroll taxes	832,954	(1,585,203)	877,881
Income taxes payable	63,590	—	(413,664)
Other noncurrent liabilities	105,644	47,283	209,122

Net cash provided by operating activities	1,150,312	2,766,561	3,040,762

Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(511,645)	(674,853)	(1,245,923)
Investment in intangible assets	(29,437)	—	—
Proceeds from sale of property and equipment	8,351	—	—
Advances on note receivable	—	(142,364)	(845,603)
Business acquisitions, net of cash acquired	—	(643,371)	(11,218,229)

Net cash used in investing activities	(532,731)	(1,460,588)	(13,309,755)

Cash flows from financing activities:
Outstanding (reversal of) checks in excess of funds on deposit	—	(279,520)	279,520
Payroll taxes withheld and remitted on share-based payments	(120,950)	(116,474)	(82,569)
Proceeds from long-term debt and note payable to bank, net	700,000	—	11,000,000
Principal payments on long-term debt and note payable to bank	(166,900)	(2,417,066)	(46,899)
Payments for financing costs	(30,662)	—	(73,282)
Repurchase of common stock	(425,345)	(454,699)	(36,535)

Net cash provided by (used in) financing activities	(43,857)	(3,267,759)	11,040,235

Net increase (decrease) in cash and cash equivalents	573,724	(1,961,786)	771,242
Cash and cash equivalents at beginning of year	1,948,334	3,910,120	3,138,878

Cash and cash equivalents at end of year	$2,522,058	$1,948,334	$3,910,120

Supplemental disclosure of cash flow information:
Cash payments for interest	$605,468	$669,378	$180,292

Income taxes paid (refunded), net	$(774,830)	$480,285	$2,435,961

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable	$31,762	$22,262	$75,652

Noncash consideration in acquisition of subsidiary	$—	$1,980,229	$—

Noncash capitalization of note receivable and accrued interest in connection with acqusition of subsidiary	$—	$5,297,355	$—

Common stock dividends declared and included in accounts payable and accrued expenses	$62,802	$—	$—

See accompanying notes to consolidated financial statements.

25	Optical Cable Corporation

Notes to Consolidated Financial Statements

Years ended October 31, 2010, 2009 and 2008

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include cabling and connectivity products designed for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining and broadcast applications.

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

On May 30, 2008, Optical Cable Corporation acquired Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP Data Communications” or “SMP”), with offices and manufacturing facilities located near Asheville, North Carolina. On October 31, 2009, SMP Data Communications was merged with and into Optical Cable Corporation, whereby SMP Data Communications ceased to exist as a separate entity.

On August 1, 2008, Optical Cable Corporation acquired a 70% controlling interest of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”), located near Dallas, Texas. Centric Solutions is a start-up business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market.

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

All of the Company’s cash accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2010 and 2009, the Company had bank deposits in excess of the insured limit totaling $1,590,073 and $1,447,124, respectively.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2010, the Company had no cash equivalents. As of October 31, 2009, the Company had cash equivalents, in the form of overnight repurchase agreements and money market funds, totaling approximately $2.3 million.

Optical Cable Corporation	26

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

Inventories are stated at the lower of cost (generally, first-in, first-out basis) or market, or net realizable value. The determination of cost includes raw materials, direct labor and manufacturing overhead. The cost of optical fibers, included in raw materials, is determined using specific identification for optical fibers. The cost of work in process and finished goods inventories is determined either as average cost or standard cost, depending upon the product type. A standard cost system is used to estimate the actual costs of inventory for certain product types. Actual costs and production cost levels may vary from the standards established and such variances are charged to cost of goods sold or capitalized to inventory. Also see note 4.

(f)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty to thirty-nine years for buildings and three to seven years for building improvements, machinery and equipment and furniture and fixtures. Also see note 5.

Equipment under capital leases is stated at the present value of minimum lease payments less accumulated amortization. Equipment under capital leases are amortized using the straight line method over the shorter of the lease term or estimated useful life of the asset.

27	Optical Cable Corporation

(g)	Patents and Trademarks

The Company records legal fees associated with patent and trademark applications as intangible assets. Such intangible assets are not amortized until such time that the patent and/or trademark is granted. The Company estimates the useful life of patents and trademarks based on the period over which the intangible asset is expected to contribute directly or indirectly to future cash flows. If patents and/or trademarks are not granted, the capitalized legal fees are expensed during the period in which such notification is received.

(h)	Revenue Recognition

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

(i)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1,773,000, $2,018,000 and $2,373,000 are included in selling, general and administrative expenses for the fiscal years ended October 31, 2010, 2009 and 2008, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.0 million, $1.2 million and $528,000 for the fiscal years ended October 31, 2010, 2009 and 2008, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Income Taxes

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

Optical Cable Corporation	28

(l)	Goodwill

Goodwill is an asset representing the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. The Company tests for the impairment of goodwill at the reporting unit level on an annual basis and between annual tests in certain circumstances. The Company uses the two-step impairment test to first identify whether a potential impairment of goodwill is deemed to exist and then to estimate the amount of any impairment to be recorded. The Company selected April 30th as the measurement date for its annual impairment testing. Also see notes 2 and 6.

(m)	Long-Lived Assets (other than goodwill)

Long-lived assets, such as property and equipment and purchased intangible assets (other than goodwill), are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. When applicable, assets to be disposed of are reported separately in the consolidated balance sheet at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Also see note 2.

(n)	Stock Incentive Plans and Other Share-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Also see note 11.

(o)	Net Income (Loss) Per Share

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

(p)	Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(q)	Use of Estimates

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

29	Optical Cable Corporation

(2)	Business Combinations

Acquisition of Applied Optical Systems, Inc.

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

The acquisition was accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS 141”), which was not included in the FASB’s Codification, but was still applicable for the Company as of October 31, 2009, the date of the acquisition. The purchase price of $2.6 million was allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. This allocation resulted in the recognition of $6.5 million in intangible assets, $6.3 million of which related to goodwill. The consideration for the transaction included certain earn out provisions based upon the future performance of AOS. The agreement provided for a minimum earn out payment of $750,000 and a maximum of $14.75 million to be paid in 2017. The present value of the minimum earn out of $459,000 and capitalized acquisition costs associated with the transaction of $434,000 are included in the $2.6 million purchase price. As the transaction was effective on October 31, 2009, AOS’s assets and liabilities are included in the Company’s consolidated balance sheet at estimated fair value as of October 31, 2009. AOS’s results of operations are included in the Company’s consolidated results of operations beginning November 1, 2009.

Optical Cable Corporation	30

The following table summarizes the aggregate estimated fair values of the assets acquired and liabilities assumed in the transaction:

	As recorded 10/31/09	Purchase accounting adjustments in FY 2010	As revised 10/31/10
Trade accounts receivable, net	$1,159,329	$—	$1,159,329
Property and equipment	357,000	84,600	441,600
Inventories	1,218,663	—	1,218,663
Goodwill	6,288,803	(708,553)	5,580,250
Intangible assets	190,248	(18,248)	172,000
Deferred income taxes, net	1,038,335	642,201	1,680,536
Other assets, including cash of $20,048	40,459	—	40,459

Total assets	$10,292,837	$—	$10,292,837

Accounts payable and accrued expenses	2,116,537	—	2,116,537
Accrued interest payable to Optical Cable Corporation	761,009	—	761,009
Note payable to Optical Cable Corporation	4,536,346	—	4,536,346
Other liabilities	235,297	—	235,297

Total liabilities	$7,649,189	$—	$7,649,189

Total net assets	$2,643,648	$—	$2,643,648

On April 22, 2005, the Company agreed to extend a loan to AOS. Through October 31, 2009, the Company had advanced a total of $4,536,346 (including certain accrued interest and accounts receivable from product sales) to AOS. Additionally, the Company had accrued interest receivable of $761,009 related to the advances, as of October 31, 2009. The Company discontinued recognizing interest income beginning in the third quarter of fiscal year 2006 related to the loan based on uncertainty as to when the interest would be collected. As a result of the acquisition of AOS on October 31, 2009, accumulated interest income in the amount of $818,711 ($57,702 of which was included in the note receivable from AOS as of October 31, 2009) was recognized.

The Company sold fiber optic cables to AOS totaling $1,385,704, $774,765 and $324,999 during fiscal years 2009, 2008 and 2007, respectively. As of October 31, 2009, all significant remaining amounts due to or from AOS have been eliminated in consolidation.

During fiscal year 2010, the Company recorded a non-recurring, non-cash net impairment charge in the amount of $5,580,250 to write-off the carrying value of goodwill during the Company’s fiscal year 2010. This $5,580,250 net impairment charge during fiscal year 2010 consisted of: (i) a goodwill impairment charge of $6,246,304 that was recorded by the Company during the second quarter of fiscal year 2010, and (ii) a $666,054 reversal of the goodwill impairment charge associated with a purchase accounting adjustment in connection with the AOS acquisition that was recorded by the Company during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter was primarily the result of the Company’s adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010. Included in identifiable intangible assets were intellectual properties and the AOS customer list which are being amortized over 60 months on a straight-line basis. Also see note 6.

31	Optical Cable Corporation

Acquisition of SMP Data Communications

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

Proforma Impact of Acquisitions on Prior Fiscal Years (Unaudited)

Presented below is the pro forma impact on the unaudited results of operations for the years ended October 31, 2009 and 2008 as though the acquisition of both AOS and SMP Data Communications were completed as of November 1, 2008 and November 1, 2007, respectively. The pro forma adjustments include the amortization of the fair market value adjustments to property and equipment, amortizing intangibles; and an estimate of incremental interest costs related to the transaction, all reduced by the estimated income tax benefits.

Optical Cable Corporation	32

In addition, certain intercompany items of income and expense have been eliminated in the pro forma results of operations.

	Years ended October 31,
	2009	2008
	(in 000s, except per share data)
	(unaudited)
Net sales	$63,828	$77,985
Net income (loss)	(3,097)	1,678
Net income (loss) per share (basic and diluted)	$(0.55)	$0.28

(3)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2010, 2009 and 2008 follows:

	Years ended October 31,
	2010	2009	2008
Balance at beginning of year	$108,913	$150,941	$246,803
Allowances of acquired subsidiaries	—	14,620	45,615
Bad debt expense (recovery)	29,798	(62,547)	(42,023)
Losses charged to allowance	(18,261)	(27,424)	(114,754)
Recoveries added to allowance	—	33,323	15,300

Balance at end of year	$120,450	$108,913	$150,941

(4)	Inventories

Inventories as of October 31, 2010 and 2009 consist of the following:

	October 31,
	2010	2009
Finished goods	$4,912,902	$4,787,494
Work in process	3,502,842	2,217,285
Raw materials	5,775,919	5,033,761
Production supplies	231,124	267,746

Total	$14,422,787	$12,306,286

33	Optical Cable Corporation

(5)	Property and Equipment, Net

Property and equipment, net as of October 31, 2010 and 2009 consists of the following:

	October 31,
	2010	2009
Land	$3,144,068	$3,144,068
Building and improvements	7,601,627	7,564,432
Machinery and equipment	18,924,498	18,740,760
Furniture and fixtures	963,532	966,801
Construction in progress	115,813	238,281

Total property and equipment, at cost	30,749,538	30,654,342
Less accumulated amortization and depreciation	(17,624,424)	(15,681,963)

Property and equipment, net	$13,125,114	$14,972,379

(6)	Goodwill and Other Intangible Assets

Goodwill Impairment Charge

In connection with the acquisition of AOS on October 31, 2009, as described in note 2, the Company recorded goodwill in the amount of $5,580,250 which was capitalized as part of the purchase price allocation process. During the first half of fiscal year 2010, the Company and its industry continued to face challenges given the ongoing worldwide economic recession that affected the Company during fiscal year 2009. The Company performed its annual impairment analysis as of April 30, 2010. The impairment analysis compared the Company’s current market capitalization to its book value (including goodwill) in determining there was a potential impairment of goodwill. The implied fair value of reporting unit goodwill was estimated using primarily the trading price of the Company’s common stock (Level 2 inputs) and compared to the carrying amount of goodwill, and in the Company’s judgment, based on this analysis, it was appropriate to write-off the carrying value of the goodwill on the consolidated balance sheet. As a result, the Company recorded a non-recurring, non-cash net impairment charge in the amount of $5,580,250 to write-off the carrying value of goodwill during the Company’s fiscal year 2010. This $5,580,250 net impairment charge during fiscal year 2010 consisted of: (i) a goodwill impairment charge of $6,246,304 million that was recorded by the Company during the second quarter of fiscal year 2010, and (ii) a $666,054 reversal of the goodwill impairment charge associated with a purchase accounting adjustment in connection with the AOS acquisition that was recorded by the Company during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter was primarily the result of the Company’s adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010.

Optical Cable Corporation	34

The changes in the carrying value of goodwill for the year ended October 31, 2010 are as follows:

Balance as of October 31, 2009	$6,288,803
Purchase accounting adjustments	(708,553)
Impairment loss	(5,580,250)

Balance as of October 31, 2010	$—

Acquired Intangible Assets

Following is a summary of acquired intangible assets as of October 31, 2010 and 2009, which were acquired in connection with the acquisitions of SMP Data Communications and AOS, excluding assets written-off as impaired in fiscal year 2009 (see note 2):

	October 31, 2010
	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,447	2.7	$(1,784,388)
Customer list	96,355	4.0	(19,271)

Total	$2,469,802		$(1,803,659)

	October 31, 2009
	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,675	3.7	$(1,216,428)
Customer list	114,377	5.0	—

Total	$2,488,052		$(1,216,428)

During fiscal year 2009, the Company determined that the SMP trade name and customer list, acquired as part of the acquisition of SMP Data Communications, no longer had value. Therefore, the Company recorded non-cash impairment charges in the amount of $190,440 and $153,150 to write-off the carrying value of the SMP trade name and customer list, respectively, during fiscal year 2009.

Aggregate amortization expense for amortizing intangible assets was $587,233, $825,399 and $469,417 for the years ended October 31, 2010, 2009 and 2008, respectively. Estimated amortization expense for the next four years (the acquired intangible assets will be fully amortized in fiscal year 2014) is: $434,456 in fiscal year 2011, $137,151 in fiscal year 2012, $71,083 in fiscal year 2013 and $38,052 in fiscal year 2014. Amortization of intangible assets is calculated using an accelerated method or a straight-line method over the estimated useful lives of the intangible assets.

(7)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2010 and 2009, the Company’s

35	Optical Cable Corporation

accrual for estimated product warranty claims totaled $170,000 and $160,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2010, 2009 and 2008 totaled $273,682, $405,733 and $401,270, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2010 and 2009:

	Years ended October 31,
	2010	2009
Balance at beginning of year	$160,000	$210,000
Liabilities accrued for warranties issued during the year	264,375	324,923
Warranty claims paid during the period	(263,682)	(455,733)
Changes in liability for pre-existing warranties during the year	9,307	80,810

Balance at end of year	$170,000	$160,000

(8)	Long-term Debt and Note Payable to Bank

On May 30, 2008, the Company established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for the working capital needs of the Company and to finance the acquisition of SMP Data Communications. The Credit Facilities provided a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”). The Capital Acquisitions Term Loan was fully funded in fiscal year 2008 and repaid in fiscal year 2009. Therefore, the $2.3 million portion of the credit facility related to the Capital Acquisitions Term Loan is no longer available.

Long-term debt as of October 31, 2010 and 2009 consists of the following:

	October 31,
	2010	2009
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $42,241, including interest (at 6.0%), with final payment of $5,896,867 due June 1, 2013	$6,224,185	$6,348,310
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $14,557, including interest (at 6.0%), with final payment of $2,032,150 due June 1, 2013	2,144,950	2,187,725

Total long-term debt	8,369,135	8,536,035
Less current installments	177,350	166,909

Long-term debt, excluding current installments	$8,191,785	$8,369,126

The Revolving Loan originally provided up to $6.0 million for the Company’s working capital needs and bore interest at LIBOR plus 2.15%, but provided a lower rate option if the Company maintained specific depository amounts with Valley Bank. The Revolving Loan was modified on February 16, 2010 (“Amended Revolving Loan”) and provided up to $3.0 million for the

Optical Cable Corporation	36

Company’s working capital needs and bore interest at LIBOR plus 2.15%, but at no time was the applicable rate to decrease below 4.5% per annum. The Company could borrow up to 85% of the Company’s consolidated eligible accounts receivable, (excluding foreign accounts receivable), plus 35% of certain consolidated uninsured foreign receivables (or 100% of insured foreign receivables, without duplication) up to a maximum of $1.5 million plus 25% of the Company’s consolidated eligible inventory. The Amended Revolving Loan was due to expire on May 31, 2010.

On April 30, 2010, the Company and SunTrust Bank entered into a revolving credit facility consisting of a Commercial Note and Agreement to Commercial Note under which SunTrust Bank provides the Company with a revolving line of credit for the working capital needs of the Company (the “Commercial Loan”). The Commercial Loan provides a $6.0 million working capital line of credit, expires May 31, 2012, and replaces the Company’s Amended Revolving Loan with Valley Bank. Under the Commercial Loan, the Company may borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $6.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Advances under the Commercial Loan accrue interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Accrued interest on the outstanding principal balance is due on the first day of each month beginning June 1, 2010, with all then outstanding principal, interest, fees and costs due at the Commercial Loan Termination Date of May 31, 2012.

As of October 31, 2010, the Company had $700,000 of outstanding borrowings on its Commercial Loan and $5.3 million in available credit.

In connection with the Company obtaining the Commercial Loan with SunTrust Bank on April 30, 2010, the Company entered into a Second Loan Modification Agreement with Valley Bank whereby upon satisfaction and termination of the Amended Revolving Loan, Valley Bank consented to the release of certain collateral used to secure the Amended Revolving Loan, including but not limited to the Company’s accounts, deposit accounts, inventory and general intangibles and permitted the existence of the Commercial Loan.

The aggregate maturities of long-term debt and note payable to bank for each of the three years subsequent to October 31, 2010 are: $177,350 in fiscal year 2011, $887,040 in fiscal year 2012 and $8,004,745 in fiscal year 2013.

The Commercial Loan is secured by a first priority lien on all of the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper. The Virginia Real Estate Loan and the North Carolina Real Estate Loan are secured by a first priority lien on all of the Company’s personal property and assets, except for the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company’s real property, in both cases including the assets at the Company’s Asheville facility.

(9)	Leases

The Company has an operating lease agreement for approximately 21,000 square feet of office and manufacturing space in Plano, Texas with a term of five years. The lease became effective September 15, 2009. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

Centric Solutions has an operating lease agreement for approximately 23,000 square feet of office and manufacturing space in Coppell, Texas with a term of approximately seven years. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

37	Optical Cable Corporation

With the acquisition of AOS, the Company assumed capital leases for certain equipment as of October 31, 2009. Current obligations under capital leases are included in accounts payable and accrued expenses on the consolidated balance sheets and noncurrent obligations under capital leases are included in other noncurrent liabilities.

The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of October 31, 2010 consist of the following:

Fiscal year	Operating Lease	Capital Leases
2011	$241,292	$16,813
2012	254,522	8,817
2013	264,120	—
2014	267,052	—
2015	187,265	—
Thereafter	61,297	—

Total	$1,275,548	25,630

Less amounts representing interest costs		(2,744)

Present value of net minimum capital lease payments		22,886
Less current installments		(14,477)

Present value of net minimum capital lease payments, excluding current installments		$8,409

(10)	Related Party Transactions

Included in other noncurrent liabilities as of October 31, 2010 and 2009 are related party loans totaling $196,540 payable to two of the AOS founders and a trust for which one of the founders is the co-trustee. Interest on the related party loans accrues at 6% per annum for two of the loans and at a rate equal to the prime rate plus 4% per annum for one of the loans. As of October 31, 2010, no arrangements had been made for the repayment of the balance of these loans as there are financial measures which must be met before payment is made, and it is not anticipated that these financial measures will be met within the next twelve months.

Interest expense of $12,374 associated with the related party loans was recorded in fiscal year 2010. Accrued interest payable associated with the related party loans as of October 31, 2010 and 2009 was $51,391 and $39,017, respectively.

(11)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2010, 2009 and 2008, total expense of $2,604,225, $2,439,000 and $1,966,818, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains 401(k) retirement savings plans for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plans. The Company’s

Optical Cable Corporation	38

plan documents provide that the Company’s matching contributions are determined as a percentage of employee contributions or are discretionary. The Company made or accrued matching contributions to the plans of $76,583, $84,093 and $245,876 for the years ended October 31, 2010, 2009 and 2008, respectively.

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

In March 2005, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan is intended to be the successor of the 1996 Plan. The Company has authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2010, there were approximately 154,000 remaining shares available for grant under the 2005 Plan.

Share-based compensation expense for employees and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2010, 2009 and 2008 was $942,711, $920,223 and $761,082, respectively.

(a) Stock Option Awards

Prior to July 2002, employees and outside contractors were issued options to purchase common stock. The exercise price equaled the market price of the Company’s common stock on the date of grant. Options issued under the 1996 Plan generally vested incrementally over one to five years, and remain exercisable for ten years from the date of grant. All options outstanding are fully vested and exercisable as of October 31, 2010.

During 2002, non-employee members of the Company’s Board of Directors were granted options to purchase a total of 3,123 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of grant. These options were not granted pursuant to a plan. Options issued to non-employee directors vested monthly over one year.

The fair value of options granted prior to November 1, 2005 was estimated using the Black-Scholes option pricing model.

39	Optical Cable Corporation

Stock option activity for the years ended October 31, 2010, 2009 and 2008 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Stock options outstanding at October 31, 2007	204,456	$7.76
Forfeited	(26,251)	8.87

Stock options outstanding at October 31, 2008	178,205	7.59
Forfeited	(11,628)	7.20

Stock options outstanding at October 31, 2009	166,577	7.62
Forfeited	—	—

Stock options outstanding at October 31, 2010	166,577	$7.62	1.27

As of October 31, 2010, there was no aggregate intrinsic value of options outstanding and options exercisable. Aggregate intrinsic value represents the positive difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $3.22 as of October 31, 2010, and the exercise price multiplied by the number of options outstanding.

(b) Restricted Stock Awards

The Company has granted (under the 1996 and 2005 Plans), and anticipates granting from time to time (under the 2005 Plan or any successor plan), restricted stock awards subject to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 1996 and the 2005 Plans vest based on the passage of time and the remainder vest over time if certain market condition-based or operational performance-based criteria are met. Failure to meet the criteria required for vesting—whether for the market condition-based shares or for the operational performance-based shares—will result in a portion or all of the shares being forfeited.

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

The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $870,473, $835,580 and $662,311 during the fiscal years ended October 31, 2010, 2009 and 2008, respectively.

Optical Cable Corporation	40

A summary of the status of the Company’s nonvested shares as of October 31, 2010, and changes during the year ended October 31, 2010, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2009	689,456	$3.55
Vested	(160,343)	4.14
Forfeited	(71,077)	4.83

Balance at October 31, 2010	458,036	$3.14

As of October 31, 2010, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will have to recognize over a 2.4 year weighted-average period is approximately $1.2 million.

In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2010, there were approximately 141,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

During the years ended October 31, 2010, 2009 and 2008, restricted stock awards under the Non-employee Directors Stock Plan totaling 22,860, 35,268 and 16,272 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $72,238, $84,643 and $98,771 during the years ended October 31, 2010, 2009 and 2008, respectively.

(12)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2010 and 2009 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2010, no single customer or distributor accounted for more than 10% of consolidated net sales. As of October 31, 2010, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

41	Optical Cable Corporation

For the year ended October 31, 2008, 11.1%, or approximately $6,784,000 of consolidated net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of consolidated net sales for the year ended October 31, 2008.

For the years ended October 31, 2010, 2009 and 2008, approximately 73%, 73% and 68%, respectively, of net sales were from customers located in the United States, while approximately 27%, 27% and 32%, respectively, were from customers located outside of the United States.

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2010, 2009 and 2008 were as follows:

	Years ended October 31,
	2010	2009	2008
United States	$49,533,950	$42,866,013	$41,274,479
Outside the United States	17,972,224	15,722,547	19,723,604

Total net sales	$67,506,174	$58,588,560	$60,998,083

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2010, 2009 or 2008.

The Company has a single reportable segment for purposes of segment reporting, exclusive of Centric Solutions. For the years ended October 31, 2010 and 2009, Centric Solutions generated revenues totaling $508,624, net of intercompany sales, and $74,744, respectively. For the year ended October 31, 2008, Centric Solutions generated no revenues. For the years ended October 31, 2010, 2009 and 2008, Centric Solutions incurred operating losses of approximately $1.2 million, $1.6 million and $400,000, respectively. Total assets of Centric Solutions of approximately $419,000, $285,000 and $966,000 are included in the total consolidated assets of the Company as of October 31, 2010, 2009 and 2008, respectively.

(13)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2010, 2009 and 2008 consists of:

Fiscal year ended October 31, 2010	Current	Deferred	Total
U.S. Federal	$652,511	$(628,132)	$24,379
State	162,974	(96,063)	66,911

Totals	$815,485	$(724,195)	$91,290

Fiscal year ended October 31, 2009	Current	Deferred	Total
U.S. Federal	$(1,275,461)	$522,570	$(752,891)
State	3,699	43,533	47,232

Totals	$(1,271,762)	$566,103	$(705,659)

Fiscal year ended October 31, 2008	Current	Deferred	Total
U.S. Federal	$1,787,990	$(763,007)	$1,024,983
State	345,554	(68,809)	276,745

Totals	$2,133,544	$(831,816)	$1,301,728

Optical Cable Corporation	42

Reported income tax expense (benefit) for the years ended October 31, 2010, 2009 and 2008 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income (loss) before income taxes as follows:

	Years ended October 31,
	2010	2009	2008
“Expected” tax expense (benefit)	$(2,012,466)	$(894,254)	$1,194,583
Increase (reduction) in income tax expense (benefit) resulting from:
Impact of nondeductible write-off of goodwill	1,897,285	—	—
Benefits from Sec. 199 manufacturing deduction	(34,870)	—	(113,119)
Impact of restricted share grants	136,225	105,714	20,502
State income taxes, net of federal benefit	44,061	31,173	182,652
Other differences, net	61,055	51,708	17,110

Reported income tax expense (benefit)	$91,290	$(705,659)	$1,301,728

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2010 and 2009 are presented below:

	October 31,
	2010	2009
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$161,176	$121,975
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	780,656	770,891
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	557,849	177,532
Share-based compensation expense	71,767	67,012
Investment in Centric Solutions	150,832	154,633
Net operating loss carryforwards	1,328,324	851,551
Other	71,496	73,595

Total gross deferred tax assets	3,122,100	2,217,189
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(735,243)	(1,170,834)
Other receivables, due to accrual for financial reporting purposes	(10,183)	(36,077)

Total gross deferred tax liabilities	(745,426)	(1,206,911)

Net deferred tax asset	$2,376,674	$1,010,278

As a result of the acquisition of AOS, the Company recorded $1,038,335 in deferred tax assets as of October 31, 2009, including net operating loss (“NOL”) carryforwards of $851,551 estimated to be available after considering Internal Revenue Code Section 382 limitations. During the fiscal year ended October 31, 2010, certain purchase accounting adjustments, totaling $642,201, were made to increase deferred tax assets recorded as a result of the acquisition and to increase the NOL carryforwards resulting from the acquisition by $666,054 to $1,517,605. These NOL carryforwards may be used to reduce future taxable income and begin to expire in fiscal year ending October 31, 2024.

43	Optical Cable Corporation

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2010 will be realized.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets. A reconciliation of the unrecognized tax benefits for fiscal years 2010 and 2009 follows:

	October 31,
	2010	2009
Unrecognized tax benefits balance at beginning of year	$150,052	$136,531
Gross increases for tax positions of prior years	29,519	13,521

Unrecognized tax benefits balance at end of year	$179,571	$150,052

During fiscal year 2010, the Company accrued interest and penalties of $21,240 and $7,047, respectively, related to unrecognized tax benefits. During fiscal year 2009, the Company accrued interest and penalties of $9,956 and $3,380, respectively, related to unrecognized tax benefits. As of October 31, 2010 and 2009, the Company had approximately $79,500 and $51,200, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $108,070 and $94,396 as of October 31, 2010 and 2009, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2007 through October 31, 2009.

(14)	Fair Value Measurements

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, income taxes refundable, other receivables, accounts payable and accrued expenses, including accrued compensation and payroll taxes, the current installments of long-term debt and income taxes payable approximate fair value because of the short maturity of these instruments. The carrying value of the Company’s note payable to bank and long-term debt, excluding current installments, approximates the fair value based on similar long-term debt issues available to the Company as of October 31, 2010. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, on November 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On November 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial

Optical Cable Corporation	44

statements on a non-recurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are observable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(15)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

Fiscal year ended October 31, 2010	Net loss attributable to OCC (numerator)	Shares (denominator)	Per share amount
Basic net loss per share	$(5,732,925)	6,014,733	$(0.95)

Effect of dilutive stock options	—	—

Diluted net loss per share	$(5,732,925)	6,014,733	$(0.95)

Fiscal year ended October 31, 2009	Net loss (numerator)	Shares (denominator)	Per share amount
Basic net loss per share	$(1,924,499)	5,656,404	$(0.34)

Effect of dilutive stock options	—	—

Diluted net loss per share	$(1,924,499)	5,656,404	$(0.34)

Fiscal year ended October 31, 2008	Net income (numerator)	Shares (denominator)	Per share amount
Basic net income per share	$2,211,752	6,061,570	$0.36

Effect of dilutive stock options	—	362

Diluted net income per share	$2,211,752	6,061,932	$0.36

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 166,577, 166,577 and 173,205 for the years ended October 31, 2010, 2009 and 2008, respectively.

Unvested shares as of October 31, 2010 and 2009, totaling 458,036 and 689,456, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2010 and October 31, 2009, respectively (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for those periods). Unvested shares as of October 31, 2008, totaling 427,428 were included in the computation of basic and diluted net income per share for the year ended October 31, 2008 (because to exclude such shares would have been antidilutive, or in other words, excluding such shares would have increased net income per share.

45	Optical Cable Corporation

(16)	Shareholders’ Equity

On March 26, 2007, the Company’s Board of Directors approved a plan to purchase and retire up to 300,100 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. As of October 31, 2009, the Company had completed its plan and repurchased and retired a total of 300,100 of its outstanding common stock. The repurchase of shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $454,699 and $36,535 for fiscal years 2009 and 2008, respectively.

On October 16, 2009, the Company’s Board of Directors approved a plan to purchase and retire up to 325,848 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. The Company anticipates that the purchases will be made over a 12- to 24-month period unless the entire number of shares expected to be purchased under the plan is sooner acquired. As of October 31, 2010, the Company had repurchased and retired a total of 142,823 shares of its outstanding common stock under the plan approved by the Board of Directors on October 16, 2009. The repurchase of shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $425,345 for fiscal year 2010. As of October 31, 2010, 6,280,173 shares of the Company’s common stock were outstanding.

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

The Company has reserved 100,000 of its authorized preferred stock for issuance upon exercise of the Rights.

Optical Cable Corporation	46

On October 21, 2010, the Company declared a cash dividend on its common stock totaling $62,802. This amount is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of October 31, 2010.

(17)	Contingencies

AOS, a wholly owned subsidiary of the Company effective October 31, 2009, is the defendant in a patent infringement lawsuit brought by Amphenol Fiber Systems International (“AFSI”) in the U.S. District Court for the Eastern District of Texas, Marshall Division, styled Fiber Systems International, Inc. v. Applied Optical Systems, Inc., Civil Action No. 2:06-cv-473. AFSI’s Complaint claimed that specific multi-channel tactical fiber optic connector assemblies that AOS manufactures and sells, directly or indirectly, primarily to the United States Government, infringed certain of the plaintiff’s patent rights.

On November 19, 2009, a jury unanimously determined that one of the AOS fiber optic connector designs that was the subject of the suit does not infringe on AFSI’s U.S. Patent No. 6,305,849. In an earlier U.S. District Court ruling, the two other AOS fiber optic connector designs that were at issue in the suit were found not to infringe on the patent as a matter of law. The U.S. District Court previously had granted judgment as a matter of law to AFSI on AOS’s counterclaims for fraud, negligent misrepresentation, and unfair competition. The U.S. District Court also granted partial summary judgment to AFSI on AOS’s antitrust counterclaims. AOS’s remaining counterclaim of inequitable conduct was tried to the Court on April 8, 2010. By opinion and order issued July 7, 2010, the U.S. District Court found that AFSI did not commit inequitable conduct and that AFSI’s U.S. Patent No. 6,305,849 was not unenforceable.

The U.S. District Court, on motion of AFSI, had previously entered a preliminary injunction enjoining AOS from making sales of the accused products. However, the preliminary injunction specifically excludes products sold to the U.S. Government or sold for ultimate delivery to the U.S. Government. On August 3, 2010, the U.S. District Court entered an order dissolving the preliminary injunction. AOS has moved to execute on the $250,000 injunction bond which AFSI was required to post in order to obtain the preliminary injunction. The U.S. District Court has not yet ruled on this motion.

On August 3, 2010, the U.S. District Court also entered a final judgment in favor of AOS on the patent infringement claims, stating “defendant AOS did not infringe claim 31 of the 849 patent” and “plaintiff AFSI takes nothing by way of its patent infringement claims.” It also awarded judgment to AFSI on all of AOS’s counterclaims.

AFSI has filed various post-judgment motions asking the U.S. District Court to vacate, alter or amend its judgment, including a motion for judgment as a matter of law or, alternatively, for a new trial. The U.S. District Court has not yet ruled on these motions. In the event the U.S. District Court denies AFSI’s post-judgment motions, it is anticipated that AFSI will pursue an appeal. In the event AFSI were to pursue such an appeal, it could seek reversal of the U.S. District Court’s judgment and request that the appellate court remand the case for a new trial and/or request that the appellate court enter judgment in its favor on the issue of infringement and remand the case for trial only on the issue of damages. In the event of an appeal by AFSI, AOS may also appeal the U.S. District Court’s rulings and/or decisions on AOS’s counterclaims.

In the event either the U.S. District Court or the appellate court were to order a new trial, the evidence adduced at the first trial indicated that AFSI’s claimed damages were no more than $160,000 based on certain pretrial rulings by the U.S. District Court. The amount of damages sought in a retrial could potentially be higher. Additionally, in the event a new trial were ordered, a finding of infringement could result in entry of a permanent injunction that would preclude AOS from selling the infringing products.

The Company does not believe this matter will have a material adverse effect on the Company’s financial position, results of operations or liquidity.

47	Optical Cable Corporation

From time to time, the Company is involved in other various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(18)	New Accounting Standards

In December 2007, the FASB issued Accounting Standards Codification 805-10, Business Combinations (“ASC 805-10”). ASC 805-10 requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The adoption of ASC 805-10, effective November 1, 2009, did not have any impact on the Company’s results of operations, financial position or liquidity.

In December 2007, the FASB issued Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”). ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The adoption of ASC 810-10, effective November 1, 2009, did not have a material impact on the Company’s results of operations, financial position or liquidity. However, the Company has disclosed on the face of the consolidated statement of operations for the year ended October 31, 2010, the amount of consolidated net loss attributable to the noncontrolling interest associated with Centric Solutions. Similar disclosure has also been reflected on the face of the consolidated balance sheet as of October 31, 2010, the consolidated statement of shareholders’ equity for the year ended October 31, 2010 and in certain notes to the consolidated financial statements. This statement now requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. In contrast, prior to the adoption of ASC 810-10, the minority interest’s share of losses attributable to Centric Solutions LLC was required to be charged against the Company’s majority interest thereby resulting in a zero minority interest balance prior to November 1, 2009. As a result, there are no noncontrolling interest amounts to retrospectively reclassify to equity on the consolidated balance sheets or net loss attributable to noncontrolling interest on the consolidated statements of operations for any periods presented prior to November 1, 2009 upon the Company’s adoption of ASC 810-10.

In April 2008, the FASB issued Accounting Standards Codification 350-30, Determination of the Useful Life of Intangible Assets (“ASC 350-30”). ASC 350-30 amends the factors that an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350-30 requires an entity to consider its own historical experience in renewing or extending the term of the arrangement, consistent with its expected use of the asset. In the absence of historical experience, an entity should consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. The adoption of ASC 350-30, effective November 1, 2009, did not have any impact on the Company’s results of operations, financial position or liquidity.

Optical Cable Corporation	48

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

(19)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2010 and 2009:

	Quarter ended
Fiscal year ended October 31, 2010	January 31	April 30	July 31	October 31
Net sales	$15,007,235	$15,255,913	$18,779,340	$18,463,686
Gross profit	5,501,101	4,285,531	6,806,742	7,166,580
Income (loss) before income taxes	(600,610)	(7,940,724)	816,322	1,805,995
Net income (loss) attributable to Optical Cable Corporation	(315,854)	(7,466,129)	575,369	1,473,689
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	(0.05)	(1.27)	0.09	0.23

	Quarter ended
Fiscal year ended October 31, 2009	January 31	April 30	July 31	October 31
Net sales	$14,958,377	$15,343,024	$14,207,364	$14,079,795
Gross profit	4,788,284	5,722,821	4,482,687	4,847,178
Income (loss) before income taxes	(1,211,646)	(243,670)	(1,175,736)	894
Net income (loss)	(742,462)	15,977	(1,107,828)	(90,186)
Basic and diluted net income (loss) per share	(0.12)	0.00	(0.19)	(0.01)

49	Optical Cable Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2010, in conformity with U.S. generally accepted accounting principles.

As described in note 18 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51 (included in FASB Accounting Standards Codification Subtopic 810-10, Consolidation–Overall), as of November 1, 2009.

Roanoke, Virginia

January 24, 2011

Optical Cable Corporation	50

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

Annual Meeting

The 2011 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 29, 2011, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

51	Optical Cable Corporation

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCCF. According to the records of our transfer agent, the Company had approximately 500 shareholders of record as of December 31, 2010. Additionally, there are approximately 2,100 beneficial owners as of December 31, 2010. On January 14, 2011, our common stock closed at a price of $3.70 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2010	High	Low
First Quarter	$4.01	$2.50
Second Quarter	$3.59	$2.94
Third Quarter	$3.40	$2.80
Fourth Quarter	$3.55	$2.16

	Range of Bid Prices
Fiscal year ended October 31, 2009	High	Low
First Quarter	$4.76	$2.23
Second Quarter	$2.95	$1.78
Third Quarter	$3.99	$2.46
Fourth Quarter	$3.82	$2.85

On October 21, 2010, we declared a cash dividend on our common stock for the first time since our initial public offering in 1996.

Optical Cable Corporation	52

Corporate Information

(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and
Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer
and Corporate Secretary

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	President and Founder
Holland Technical Services

Craig H. Weber	President and Chief Operating Officer
Document Capture Technologies, Inc.

Neil D. Wilkin, Jr.	Chairman of the Board, President
and Chief Executive Officer
Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President
and Chief Executive Officer
RGC Resources, Inc.

53	Optical Cable Corporation

Page intentionally left blank.

Optical Cable Corporation	54

OPTICAL CABLE CORPORATION
5290 Concourse Drive
Roanoke, Virginia, USA 24019
P: 540-265-0690 | F: 540-265-0724
www.occfiber.com