Form 10-K, Exhibit 13
period 2011-10-31
OPTICAL CABLE CORP
filed 2012-01-26
CIK 1000230

OCC®
OPTICAL CABLE CORPORATION

ANNUAL REPORT

2011

Roanoke
Asheville
Dallas

ROANOKE, VA
Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

ASHEVILLE, NC
Enterprise Connectivity Facility
ISO 9001:2008 registered

DALLAS, TX
Military & Harsh Environment Connectivity Facility
ISO 9001:2008 registered
MIL-STD-790F certified

OPTICAL CABLE CORPORATION

OPTICAL CABLE CORPORATION

Annual Report

2011

TABLE OF CONTENTS

3	Selected Consolidated Financial Information

4	Letter from the CEO

7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

21	Consolidated Financial Statements

25	Notes to Consolidated Financial Statements

47	Report of Independent Registered Public Accounting Firm

48	Corporate Information

1

Page intentionally left blank.

Optical Cable Corporation	2

Selected Consolidated Financial Information

(in thousands, except per share data)

	Years ended October 31,
	2011	2010	2009	2008	2007
Consolidated Statement of Operations Information:
Net sales	$73,339	$67,506	$58,589	$60,998	$45,503
Cost of goods sold	47,048	43,746	38,748	36,838	28,333

Gross profit	26,291	23,760	19,841	24,160	17,170
Selling, general and administrative expenses	25,169	24,268	22,345	20,642	15,300
Royalty income, net	(783)	(1,233)	(878)	(636)	—
Amortization of intangible assets	431	587	825	469	—
Impairment of goodwill	—	5,580	—	—	—
Impairment of intangible assets (other than goodwill)	—	—	344	—	—

Income (loss) from operations	1,474	(5,442)	(2,795)	3,685	1,870
Other income (expense), net:
Interest income (expense), net	(620)	(542)	149	(147)	21
Other, net	1	65	16	(24)	27

Income (loss) before income taxes	855	(5,919)	(2,630)	3,514	1,918
Income tax expense (benefit)	398	91	(706)	1,302	665

Net income (loss)	$457	$(6,010)	$(1,924)	$2,212	$1,253
Net loss attributable to noncontrolling interest (2)	(209)	(277)	—	—	—

Net income (loss) attributable to OCC	$666	$(5,733)	$(1,924)	$2,212	$1,253

Net income (loss) per share attributable to OCC	$0.11	$(0.95)	$(0.34)	$0.36	$0.21

PROFORMA net loss attributable to OCC, EXCLUDING impairment of goodwill (1)		$(153)

PROFORMA net loss per share attributable to OCC, EXCLUDING impairment of goodwill:
Basic and diluted (1)		$(0.03)

Weighted average shares:
Basic	6,305	6,015	5,656	6,062	6,089

Diluted	6,305	6,015	5,656	6,062	6,096

Consolidated Balance Sheet Information:
Cash and cash equivalents	$1,092	$2,522	$1,948	$3,910	$3,139
Working capital	23,326	22,905	20,070	23,765	15,937
Total assets	44,945	45,291	50,327	54,837	37,281
Bank debt	8,191	9,069	8,536	10,953	—
Total shareholders’ equity attributable to OCC	28,209	27,857	33,257	34,832	31,978

(1)	Proforma net loss attributable to OCC and proforma net loss per share attributable to OCC are calculated by excluding the non-cash, non-recurring net impairment of goodwill charge of $5.6 million associated with the acquisition of Applied Optical Systems, Inc. (“AOS”) that was recorded during fiscal year 2010 from the Company’s net loss attributable to OCC as reported for the fiscal year ended October 31, 2010. There is no tax benefit associated with the goodwill impairment charge, as it is considered a non-deductible permanent item for tax purposes. Accordingly, there is no change to the tax expense as reported for fiscal year 2010 in determining the proforma net loss and net loss per share to the Consolidated Financial Statements.
(2)	Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”), was adopted by OCC in fiscal year 2010 as it relates to noncontrolling interests. There are no noncontrolling interest amounts presented for fiscal years 2009 and 2008 since the minority interest’s share of losses attributable to Centric Solutions LLC was charged against the Company’s majority interest in accordance with the previous accounting literature.

3	Optical Cable Corporation

Letter from the CEO

Dear Shareholders:

Record Net Sales Achieved—Again!

Optical Cable Corporation (OCC®) achieved record annual net sales once again in fiscal year 2011.

The Company grew annual net sales by 8.6% to $73.3 million—the highest in OCC’s history—surpassing our previous net sales record achieved just last year.

In addition to record sales, OCC recorded a number of other notable financial achievements in fiscal year 2011, including:

•	Increased gross profit: OCC grew gross profit 10.7% to $26.3 million, and slightly increased gross profit margin (gross profit as a percentage of net sales) to 35.8% for fiscal year 2011.

•

Improved profitability: OCC achieved improved profitability during fiscal year 2011, reporting net income attributable to OCC of $0.11 per share, compared to a proforma net loss attributable to OCC of $0.03 per share in fiscal year 2010.[1]

•

Generated strong cash flow: OCC generated $2.4 million in net cash provided by operating activities in fiscal 2011—continuing our track-record of generating annual positive cash provided by operating activities every year since 2001 (with the exception of fiscal year 20062).

•

Provided cash dividends to shareholders: OCC declared quarterly cash dividends totaling $0.04 per share during fiscal year 2011, returning $252,000 to shareholders and continuing the regular quarterly dividend first initiated by the OCC Board of Directors in October 2010.

•

Purchased and retired shares: OCC also returned $846,000 to shareholders during the fiscal year by purchasing and retiring 183,025 shares of OCC common stock. These share repurchases completed our previously announced plan to purchase and retire a total of 325,848 shares.

•

Reduced bank debt: OCC reduced its bank indebtedness by $878,000 during the year, paying down the balance on our revolving line of credit and reducing the principal owed on our long-term real estate debt. OCC had unused and available credit of $6.0 million at year end—the full amount of our revolving credit facility.

[1]

Reported net loss per share attributable to OCC was $0.95 per share in fiscal year 2010. Proforma net loss per share attributable to OCC of $0.03 excludes the non-cash, non-recurring goodwill impairment charge of $5.6 million, net, recorded during fiscal year 2010.

[2]	In fiscal year 2006, net cash used in operating activities by OCC was $58,000.

Optical Cable Corporation	4

Strong Execution of Strategy Continues

OCC’s improved financial performance reflects the successful execution of our strategy.

Over the past three years, we have integrated acquisitions and developed innovative new product offerings to provide our diverse customer base with the products, services and solutions they want and need.

Today, OCC provides a broad offering of fiber optic and copper data communication cabling and connectivity products to customers and end-users that offer unrivaled integrated solutions™ operating as an OCC system solution, or that can seamlessly integrate with other components.

As a result, we believe OCC is exceptionally well positioned in our targeted markets, placing us in an enviable position relative to our competitors and allowing us to compete more effectively over the long term.

While we have taken great strides forward, the OCC team remains focused on maximizing the growth opportunities provided by the continued successful execution of our strategy, and on improving operating efficiencies and controlling costs.

Continued Commitment to Creating Shareholder Value

We believe the continued successful execution of our strategy will create substantial long-term value for OCC shareholders.

OCC’s total shareholder return (share price appreciation plus dividends paid) was 13.8%1 during fiscal year 2011, outperforming the return of the Russell 2000® index, the S&P 500 index, and the Dow Jones Industrial Average during the same period.

OCC also announced earlier this month a 50% increase in our regular quarterly dividend rate to $0.015 per share, implying an annual dividend rate of $0.06 per share.

Despite our achievements, we believe that OCC’s strategy, market positioning, financial strength, and underlying value still are not fully appreciated by the equity market as reflected in our share price. Today, our shares trade at a significant discount to net book value per share. At the end of fiscal year 2011, OCC’s net book value attributable to OCC was $28.2 million, or $4.49 per share.

Consistent with our view of OCC’s value and following the completion of our previous share repurchase program in October 2011, the OCC Board of Directors authorized a new share repurchase program announced in November 2011. This new repurchase program authorizes the acquisition and retirement of up to 200,000 shares of our common stock (or approximately 3% of outstanding shares), and is anticipated to be completed over a 12- to 24-month period.

[1]	OCC shares closed at $3.18 on November 1, 2010, and at $3.58 on October 31, 2011. OCC paid dividends of $0.04 per share during fiscal year 2011.

5	Optical Cable Corporation

Looking Forward to 2012

We have strived to position OCC for growth—and we continue to aggressively pursue that objective.

In February 2012, OCC will unveil a new family of high-density, easy access products and solutions. This new family of OCC products will be called Procyon™ and will include both cabling and connectivity products. We are excited about the opportunities this new product offering is expected to create, and look forward to releasing further details at the 2012 BICSI Winter Conference in early February.

As we look forward to fiscal year 2012, we believe we will continue to experience seasonality that results in lower net sales during the first half of our fiscal year than during the second half of our fiscal year. Past experience also has shown that our sales can vary from quarter to quarter as a result of the timing of larger projects and temporary fluctuations in demand, or as a result of changes in demand in individual markets.

Despite any quarterly variability we may experience during fiscal 2012, we are confident that fiscal year 2012 will be a year of continued growth and success for OCC.

We look forward to reporting to you future positive results from the continued execution of our strategy and our ongoing efforts to enhance value for shareholders.

Thank you for your trust, and the privilege of allowing us to lead your company.

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer

January 26, 2012

Optical Cable Corporation	6

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations, and such variables, uncertainties, contingencies and risks may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or could adversely affect the Company include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, and plastics and other materials affected by petroleum product pricing); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of our products and a limited number of production facilities; our ability to protect our proprietary manufacturing technology; our ability to replace royalty income as existing patented and licensed products expire by developing and licensing new products; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, certain technology sectors or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB), the Financial Accounting Standards Board (FASB), and/or the International Accounting Standards Board (IASB); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly results in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with customers of ours; voluntary or involuntary delisting of the Company’s capital stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements, as a result of the small number of holders of the Company’s capital stock; adverse reactions by

7	Optical Cable Corporation

customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering and possibly defending our position on such unsolicited proposals; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of the Company’s capital stock issued and outstanding; economic downturns and/or changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive. Furthermore, we incorporate by reference those factors included in current reports on Form 8-K, and/or in our other filings.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, unless the amounts are less than one million and except in the case of the table set forth in the “Results of Operations” section, in which cases the amounts have been rounded to the nearest thousand.

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

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2008 registered and MIL-STD-790F certified, our enterprise connectivity products at our Asheville facility which is ISO 9001:2008 registered, and our military and harsh environment connectivity products and systems at our Dallas facility which is ISO 9001:2008 registered and MIL-STD-790F certified.

Our Asheville team designs and manufactures fiber and copper connectivity products for the commercial market, including a broad range of commercial and residential applications. We refer to these products as our enterprise connectivity product offering.

Our Dallas team designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions primarily for use in military and other harsh environment applications. We refer to these products as our applied interconnect systems product offering. We market and sell the products manufactured at our Dallas facility by our wholly owned subsidiary Applied Optical Systems, Inc. (“AOS”) under the names Optical Cable Corporation and OCC through the efforts of our integrated sales team.

Optical Cable Corporation	8

Additionally, Optical Cable Corporation owns 70% of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”). Centric Solutions is a start-up business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market. Centric Solutions operates and goes to market separately from Optical Cable Corporation, however, in some cases, Centric Solutions may offer products from OCC’s product offering. Centric Solutions goes to market separately with its own sales team.

Optical Cable Corporation, OCC®, Superior Modular Products, SMP Data Communications, Applied Optical Systems, and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2011

Our vision and strategy for Optical Cable Corporation has been to build on our strong reputation and market position in the fiber optic cable industry in commercial and specialty markets (our fiber optic cable product offering) by adding a suite of connectivity products enabling us to offer top-tier, end-to-end integrated cabling and connectivity solutions to our customers and end-users in our targeted markets. We have focused our efforts this past year on continuing to integrate our subsidiaries and streamlining the operations of all of our facilities with positive results. We have gained manufacturing efficiencies at our fiber optic cable and applied interconnect systems facilities which have positively impacted our gross profit margins. During fiscal year 2011, we also focused on reassessing our sales force and the sales resources needed to successfully bring our expanded product offerings to market for maximum effectiveness. And, we are just starting to see the positive results, as evidenced by the significant increase in net sales in fiscal year 2011.

In fiscal year 2011, we began to see the positive results of our strategic initiatives and continued integration efforts.

•

During fiscal year 2011, OCC recorded the highest annual net sales in the Company’s history, exceeding the previous record for annual net sales set in fiscal year 2010. Consolidated net sales increased 8.6% to $73.3 million compared to $67.5 million for fiscal year 2010.

•

Gross profit increased 10.7% to $26.3 million for fiscal year 2011 compared to $23.8 million for fiscal year 2010. Gross profit margin (gross profit as a percentage of net sales) increased slightly to 35.8% for fiscal year 2011 from 35.2% for fiscal year 2010.

•

Net income attributable to OCC increased to $666,000, or $0.11 per share, during fiscal year 2011, compared to a net loss attributable to OCC of $5.7 million, or $0.95 per share, for fiscal year 2010. Net income attributable to OCC also increased during fiscal year 2011 compared to our proforma net loss attributable to OCC of $153,000, or $0.03 per share, for fiscal year 2010 (excluding the non-recurring, non-cash $5.6 million net goodwill impairment charge for fiscal year 2010). This proforma net loss and net loss per share for fiscal year 2010 is calculated by adding the net impairment charge of $5.6 million to our pre-tax loss as reported for fiscal year 2010. There is no tax benefit associated with the impairment charge, as it is considered a non-deductible permanent item for tax purposes, so there is no change to the tax expense as reported for fiscal year 2010 in determining the proforma net loss and net loss per share.

•

OCC generated annual positive cash flow from operating activities again this year, as we have each year after fiscal year 2000, with the exception of fiscal year 2006 when $58,000 net cash was used in operating activities by OCC. Net cash provided by operating activities was $2.4 million in fiscal year 2011.

•

We reduced our bank indebtedness during fiscal year 2011 by $878,000, by paying down our revolving line of credit and reducing the principal owed on our long-term real estate term debt. OCC ended fiscal year 2011 with $6 million in unused and available credit on our revolving line of credit.

•

OCC declared quarterly cash dividends totaling $0.04 per share during fiscal year 2011, continuing the regular return of capital to shareholders initiated when we declared our first quarterly dividend in October 2010. In January 2012, we announced an increase in our regular quarterly dividend rate to $0.015 per share per quarter, implying an annual dividend rate of $0.06 per share.

9	Optical Cable Corporation

•	We also returned $846,000 in capital to shareholders through the repurchases of OCC’s common stock during fiscal year 2011. OCC repurchased and retired 183,025 shares of common stock during the year.

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

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on both anticipated and unanticipated changes in product mix. Additionally, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales volumes.

Selling, general and administrative expenses (“SG&A expenses”) consist of the compensation costs for sales and marketing personnel, shipping costs, trade show expenses, customer support expenses, travel expenses, advertising, bad debt expense, the compensation costs for administration and management personnel, legal and accounting fees, costs incurred to settle litigation or claims and other actions against us, and other costs associated with our operations.

Royalty income, net consists of royalty income earned on licenses associated with our patented products, net of royalty and related expenses.

Amortization of intangible assets consists of the amortization of developed technology acquired in the acquisition of Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP Data Communications” or “SMP”) on May 30, 2008, and the amortization of intellectual property and customer list acquired in the acquisition of AOS on October 31, 2009. Amortization of intangible assets is calculated using an accelerated method and the straight line method over the estimated useful lives of the intangible assets.

Other income (expense), net consists of interest income, interest expense, and other miscellaneous income and expense items not directly attributable to our operations.

Optical Cable Corporation	10

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended October 31,			Fiscal Years Ended October 31,
	2011	2010	Percent Change	2010	2009	Percent Change
Net sales	$73,300,000	$67,500,000	8.6%	$67,500,000	$58,600,000	15.2%
Gross profit	26,300,000	23,800,000	10.7	23,800,000	19,800,000	19.8
SG&A expenses	25,200,000	24,300,000	3.7	24,300,000	22,300,000	8.6
Impairment of goodwill	—	5,600,000	(100.0)	5,600,000	—	100.0
Net income (loss) attributable to OCC	666,000	(5,700,000)	111.6	(5,700,000)	(1,900,000)	197.9

Net Sales

OCC recorded the highest annual net sales in the Company’s history during fiscal year 2011. Net sales increased 8.6% to $73.3 million in fiscal year 2011 compared to $67.5 million in fiscal year 2010. The increase in net sales when comparing fiscal years 2011 and 2010 is due primarily to the increase in net sales of our applied interconnect systems products and our fiber optic cable products. Applied interconnect systems products were added to the OCC product offering in fiscal year 2010, with the acquisition of AOS effective October 31, 2009. As a result of successful integration processes over the past year, we gained synergies due to our integrated sales force and also gained efficiencies associated with throughput in the AOS production facility, resulting in significant increases in net sales in the second half of fiscal year 2010 and throughout fiscal year 2011.

OCC recorded the second highest annual net sales in the Company’s history during fiscal year 2010. Net sales increased 15.2% to $67.5 million in fiscal year 2010 compared to $58.6 million in fiscal year 2009. The increase in net sales during fiscal year 2010 when compared to fiscal year 2009 was attributable to the fact that we experienced increases in both our commercial markets and our specialty markets during fiscal year 2010 when compared to fiscal year 2009. The acquisition of AOS by OCC on October 31, 2009 also contributed to the net sales growth totaling $8.0 million in fiscal year 2010.

Net sales to customers located outside of the United States were 24%, 27% and 27% of total net sales for fiscal years 2011, 2010 and 2009, respectively. Net sales to customers located in the United States increased 12.2% during fiscal year 2011 compared to fiscal year 2010 while net sales to customers located outside of the United States decreased 1.2%. The increase in net sales to customers located in the United States is due to the fact that we experienced increases in net sales of our fiber optic cable products and our existing applied interconnect systems products to U.S. customers during fiscal year 2011.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year by the timing of larger projects, other economic factors impacting our industry or impacting the industries of our customers and end-users and macro-economic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

We believe our consolidated net sales may be negatively impacted by the continuing global economic recession. However, when comparing net sales for fiscal year 2011 to fiscal year 2010, the sale of our fiber optic cable and applied interconnect systems products have improved. We believe our improvement in net sales may indicate we have achieved market share gains in certain of our markets and may indicate the beginning of some improvements in certain of our markets. However, we cannot be sure at this time if these gains and/or this improvement are an indication of a trend or predict whether or not they will continue.

11	Optical Cable Corporation

Gross Profit

Gross profit increased 10.7% to $26.3 million in fiscal year 2011 from $23.8 million in fiscal year 2010. Gross profit margin, or gross profit as a percentage of net sales, increased slightly to 35.8% for fiscal year 2011, compared to 35.2% for fiscal year 2010.

Gross profit increased 19.8% to $23.8 million in fiscal year 2010 from $19.8 million in fiscal year 2009. Gross profit margin, or gross profit as a percentage of net sales, increased to 35.2% for fiscal year 2010, compared to 33.9% for fiscal year 2009.

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may deviate from expectations based on both anticipated and unanticipated changes in product mix. Additionally, our gross profit margins for our product lines tend to be higher when we achieve higher net sales levels of those product lines as certain fixed manufacturing costs are spread over higher sales volumes.

Selling, General and Administrative Expenses

SG&A expenses increased to $25.2 million in fiscal year 2011 from $24.3 million in fiscal year 2010. SG&A expenses as a percentage of net sales were 34.3% in fiscal year 2011 compared to 35.9% in fiscal year 2010.

The increase in SG&A expenses during fiscal year 2011 compared to fiscal year 2010 was primarily due to increased compensation costs including increases in commissions, increased shipping costs, and increased selling and marketing related expenses. Compensation costs increased in fiscal year 2011 largely as a result of strategic new hires in our sales and marketing teams. Commissions increased due to the increase in net sales in fiscal year 2011 and changes in the manner in which we incent the sales force, made in an effort to increase net sales. Shipping costs increased due primarily to increases in the cost of our international shipments.

SG&A expenses increased to $24.3 million in fiscal year 2010 from $22.3 million in fiscal year 2009. SG&A expenses as a percentage of net sales decreased to 35.9% in fiscal year 2010 compared to 38.1% in fiscal year 2009.

But for the acquisition of AOS on October 31, 2009, we believe our SG&A expenses would have decreased by at least $984,000 during fiscal year 2010, compared to fiscal year 2009. The acquisition of AOS added at least $2.9 million to our consolidated SG&A expenses in fiscal year 2010, including $988,000 of employee related costs and $666,000 of legal fees (related to litigation in the patent infringement lawsuit to which AOS is a party). Excluding the impact of the acquisition of AOS, affecting consolidated SG&A expenses were: our continued efforts to reduce costs, work force reductions initiated during the third quarter of fiscal year 2009, and savings and costs (net) related to continued integration efforts of the acquisitions of SMP Data Communications and AOS.

Royalty Income, Net

We recognized royalty income, net of royalty and related expenses, totaling $783,000 during fiscal year 2011, compared to $1.2 million during fiscal year 2010. The decrease in sales of licensed products by licensees during fiscal year 2011 contributed to the decrease in royalty income, net when compared to fiscal year 2010. This income is largely offset by the expense of the amortization of the intangible assets associated with our royalty income, net (as further described in the Amortization of Intangible Assets section included herein), resulting from recording of identifiable intangible assets at fair value when acquired as part of the acquisition of SMP Data Communications on May 30, 2008. Certain patents which generate a portion of our royalty income will begin to expire during our 2012 fiscal year. As a result, we expect to see a trend of declining royalty income and we expect amortization of intangible assets expense to continue to decline.

We recognized royalty income, net of related expenses, totaling $1.2 million during fiscal year 2010, compared to royalty income, net of related expenses, totaling $878,000 during fiscal year 2009. The increase was due to the increase in sales of licensed products by licensees during fiscal year 2010 compared to fiscal year 2009.

Optical Cable Corporation	12

Amortization of Intangible Assets

We recognized $431,000 of amortization expense, associated with intangible assets, during fiscal year 2011, compared to amortization expense of $587,000 during fiscal year 2010. The decrease in amortization expense, when comparing the two fiscal years, is primarily due to the fact that the purchased developed technology asset, acquired in connection with the acquisition of SMP Data Communications, is being amortized using a declining balance method over the useful life of the asset; therefore, the amortization expense decreases as the asset ages.

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

Impairment of Goodwill

During fiscal year 2010, we performed an annual impairment analysis of goodwill (associated with the acquisition of AOS) as required by U.S. GAAP. We analyzed the carrying value of goodwill as of April 30, 2010 and determined that it was appropriate to write-off the carrying value of goodwill on our consolidated balance sheet. As a result, we recorded a non-recurring, non-cash impairment charge of $5.6 million during fiscal year 2010—consisting of (i) a $6.2 million goodwill impairment charge recognized during the second quarter of fiscal year 2010 and (ii) a $666,000 reversal of the goodwill charge associated with a purchase accounting adjustment recognized during the fourth quarter of fiscal year 2010. The purchase accounting adjustment made during the fourth quarter was primarily the result of the Company’s adjustment to the valuation of certain deferred tax assets acquired in the purchase of AOS, and is not a result of a re-evaluation of the goodwill impairment recorded during the second quarter of fiscal year 2010.

No such impairment charge was incurred in fiscal year 2011 or 2009.

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

No such impairment charge was incurred in fiscal years 2011 or 2010.

Other Income (Expense), Net

We recognized other expense, net of $619,000 in fiscal year 2011 compared to $477,000 in fiscal year 2010. Other expense, net for fiscal year 2011 is comprised of: interest income totaling $5,000; interest expense totaling $625,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.

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

13	Optical Cable Corporation

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

Income (Loss) Before Income Taxes

We reported income before income taxes of $856,000 for fiscal year 2011 compared to a loss before income taxes of $5.9 million for fiscal year 2010. This change was due to the increase in gross profit of $2.5 million in fiscal year 2011 compared to fiscal year 2010, partially offset by the increase in SG&A expenses of $901,000, and the non-recurring loss on the impairment of goodwill of $5.6 million recorded in fiscal year 2010. Excluding the goodwill impairment charge, we would have reported a net loss before income taxes of $339,000 in fiscal year 2010.

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

Income Tax Expense (Benefit)

Income tax expense totaled $398,000 for fiscal year 2011, compared to $91,000 for fiscal year 2010. Our effective tax rate was 46.5% in fiscal year 2011, compared to negative 1.5% in fiscal year 2010.

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

During fiscal year 2010, we recorded a non-recurring, non-cash impairment charge in the amount of $5.6 million to write-off the carrying value of goodwill. Since our tax basis in the goodwill was zero, this resulted in a permanent $5.6 million difference between book and taxable income and was the primary cause of our significantly lower effective tax rate in that year.

Income tax expense totaled $91,000 for fiscal year 2010, compared to income tax benefit of $706,000 for fiscal year 2009. Our effective tax rate was negative 1.5% in fiscal year 2010, compared to 26.8% in fiscal year 2009.

Net Income (Loss)

Net income attributable to OCC for fiscal year 2011 was $666,000 compared to a net loss attributable to OCC of $5.7 million for fiscal year 2010. This change was primarily due to the increase in income before income taxes of $6.8 million for fiscal year 2011 compared to fiscal year 2010.

Net loss attributable to OCC for fiscal year 2010 was $5.7 million compared to a net loss of $1.9 million in fiscal year 2009. This increase was due primarily to the increase in the loss before income taxes of $3.3 million for fiscal year 2010 compared to fiscal year 2009 and the recognition of tax expense of $91,000 in fiscal year 2010 compared to a tax benefit of $706,000 in fiscal year 2009.

Optical Cable Corporation	14

Financial Condition

Total assets decreased $346,000, or less than one percent, to $44.9 million at October 31, 2011, from $45.3 million at October 31, 2010. This decrease is due primarily to a $1.4 million decrease in cash, a $581,000 decrease in property, plant and equipment, and a $400,000 decrease in intangible assets, partially offset by a $2.1 million increase in inventories, net. Further detail regarding the decrease in cash is provided in our discussion of “Liquidity and Capital Resources”. The decrease in property, plant and equipment is due to the fact that depreciation expense was greater than asset additions for fiscal year 2011. The decrease in intangible assets is due to the continued amortization of the intangible assets acquired in connection with our previous acquisitions. The increase in inventories is largely due to the timing of raw material purchases and efforts to decrease lead times by increasing certain standard stock items.

Total liabilities decreased $488,000, or 2.8%, to $17.2 million at October 31, 2011, from $17.7 million at October 31, 2010. This decrease is primarily due to the $700,000 repayment of our note payable to bank under our revolving credit facility during fiscal year 2011.

Total shareholders’ equity attributable to OCC at October 31, 2011 increased $352,000, or 1.3%, during fiscal year 2011. The increase resulted from net income attributable to OCC of $666,000 and share-based compensation, net of $631,000, partially offset by the repurchase and retirement of 183,025 shares of our common stock for $846,000.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2011 have been to fund working capital requirements and capital expenditures, to repay the outstanding balance on our revolving credit facility, as well as the repurchase and retirement of our common stock. Our primary source of capital for these purposes has been existing cash and cash provided by operations. As of October 31, 2011, we did not have an outstanding loan balance under our revolving credit facility. As of October 31, 2010, we had an outstanding loan balance under our revolving credit facility totaling $700,000. As of October 31, 2011 and 2010, we had outstanding loan balances, excluding our revolving credit facility, totaling $8.2 million and $8.4 million, respectively.

Our cash totaled $1.1 million as of October 31, 2011, a decrease of $1.4 million, compared to $2.5 million as of October 31, 2010. The decrease in cash for the fiscal year ended October 31, 2011, resulted from net cash used in financing activities of $2.3 million (primarily related to the repurchase and retirement of our common stock totaling $846,000, the repayment of our note payable to bank under our revolving credit facility of $700,000 and cash dividends paid totaling $252,000), and net cash used in investing activities of $1.5 million (primarily related to capital expenditures), partially offset by net cash provided by operating activities of $2.4 million.

On October 31, 2011, we had working capital of $23.3 million, compared to $22.9 million as of October 31, 2010. The ratio of current assets to current liabilities as of October 31, 2011, was 3.8 to 1 compared to 4.0 to 1 as of October 31, 2010. The increase in working capital during fiscal year 2011 was primarily due to the $2.1 million increase in inventories, partially offset by the $1.4 million decrease in cash.

Net Cash

Net cash provided by operating activities was $2.4 million in fiscal year 2011 compared to $1.2 million in fiscal year 2010, and $2.8 million in fiscal year 2009.

Net cash provided by operating activities during fiscal year 2011 primarily resulted from net income of $457,000 and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $2.7 million and share-based compensation expense of $893,000. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an increase in inventories of $2.1 million.

15	Optical Cable Corporation

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

Net cash used in investing activities totaled $1.5 million in fiscal year 2011 compared to $533,000 in fiscal year 2010 and $1.5 million in fiscal year 2009. Net cash used in investing activities during fiscal years 2011 and 2010 resulted primarily from the purchases of property and equipment and deposits for the purchase of property and equipment. Net cash used in investing activities during fiscal year 2009 resulted primarily from the acquisition of AOS and purchases of property and equipment and deposits for the purchase of property and equipment.

Net cash used in financing activities was $2.3 million in fiscal year 2011 compared to $44,000 in fiscal year 2010 and $3.3 million in fiscal year 2009. Net cash used in financing activities in fiscal year 2011 resulted primarily from the repurchase and retirement of 183,025 shares of our common stock totaling $846,000 and the repayment of our note payable to bank under our revolving credit facility of $700,000. Net cash used in financing activities in fiscal year 2010 resulted primarily from proceeds from a note payable to our bank under our line of credit in the amount of $700,000, partially offset by the repurchase and retirement of 143,000 shares of our common stock for $425,000. Net cash used in financing activities in fiscal year 2009 resulted primarily from the repayment of long-term debt of $2.4 million.

Credit Facilities

On May 30, 2008, we established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for our working capital needs and to finance the acquisition of SMP Data Communications. The Credit Facilities provided a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”). The Capital Acquisitions Term Loan was fully funded in fiscal year 2008 and repaid in fiscal year 2009. Therefore, the $2.3 million portion of the original credit facility related to the Capital Acquisitions Term Loan is no longer available. On April 30, 2010, we entered into a revolving credit facility with SunTrust Bank (further described below) which replaced the Valley Bank Revolving Loan.

On April 22, 2011, OCC and Valley Bank entered into a Third Loan Modification Agreement (the “Agreement”) to the Credit Agreement dated May 30, 2008 entered into between the Company, Superior Modular Products Incorporated and Valley Bank. Under the Agreement, the interest rate and the applicable repayment installments of the Virginia Real Estate Loan and the North Carolina Real Estate Loan were revised and the maturity date of the loans was extended. The fixed interest rate of the two term loans was lowered to 5.85% from 6.0%, and the maturity date of the loans was extended from June 1, 2013 to April 30, 2018.

The Virginia Real Estate Loan was fully funded on May 30, 2008. Under the Agreement with Valley Bank, the Virginia Real Estate Loan accrues interest at 5.85% and payments of principal and interest are based on a 25 year amortization from the closing date of the Agreement. The remainder of the payments on the Virginia Real Estate Loan will be made in 83 equal monthly installments of principal and interest in the amount of $41,686 beginning May 1, 2011. The balance of the Virginia Real Estate Loan will be due April 30, 2018. As of October 31, 2011, we had outstanding borrowings of $6.1 million under our Virginia Real Estate Loan.

The North Carolina Real Estate Loan was fully funded on May 30, 2008. Under the Agreement with Valley Bank, the North Carolina Real Estate Loan accrues interest at 5.85% and payments of principal and interest are based on a 25 year amortization from the

Optical Cable Corporation	16

closing date of the Agreement. The remainder of the payments on the North Carolina Real Estate Loan will be made in 83 equal monthly installments of principal and interest in the amount of $14,366 beginning May 1, 2011. The balance of the North Carolina Real Estate Loan will be due April 30, 2018. As of October 31, 2011, we had outstanding borrowings of $2.1 million under our North Carolina Real Estate Loan.

On April 30, 2010, we entered into a revolving credit facility with SunTrust Bank consisting of a Commercial Note and Agreement to Commercial Note under which SunTrust Bank provides us with a revolving line of credit for our working capital needs (the “Commercial Loan”). The Commercial Loan was due to mature on May 31, 2012. On July 25, 2011, we entered into a binding letter of renewal with SunTrust Bank of the commercial note extending the Commercial Loan to May 31, 2013. Concurrently with the renewal, we also entered into a Fourth Loan Modification Agreement with Valley Bank to amend the definition of ‘SunTrust Debt’ to provide for the extension of the revolver’s maturity date.

The Commercial Loan provides us the ability to borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $6.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Within the Revolving Loan Limit, we may borrow, repay, and reborrow, at any time until May 31, 2013.

Advances under the Commercial Loan accrue interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the Commercial Loan Termination Date of May 31, 2013.

As of October 31, 2011, we had no outstanding borrowings on our Commercial Loan and $6.0 million in available credit.

The Commercial Loan is secured by a first priority lien on all of our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper. The Virginia Real Estate Loan and the North Carolina Real Estate Loan are secured by a first priority lien on all of our personal property and assets, except for our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on our real property.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2011. During our 2011 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $2.0 million. We actually incurred capital expenditures totaling $1.5 million, for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2011.

During our 2012 fiscal year budgeting process, we included an estimate for capital expenditures of $2.5 million for the year. These expenditures will be funded out of our working capital or borrowings under our credit facilities. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2011. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project

17	Optical Cable Corporation

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

As a result, we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year by the timing of larger projects, other economic factors impacting our industry or impacting the industries of our customer and end-users and macro-economic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

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

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, long-lived assets and commitments and contingencies.

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

Optical Cable Corporation	18

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2011.

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

19	Optical Cable Corporation

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2011 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In December 2007, the FASB issued Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”). ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The adoption of ASC 810-10, effective November 1, 2009, did not have a material impact on our results of operations, financial position or liquidity. However, we have disclosed on the face of the consolidated statements of operations for the years ended October 31, 2011 and 2010, the amount of consolidated net loss attributable to the noncontrolling interest associated with Centric Solutions, LLC. Similar disclosure has also been reflected on the face of our consolidated balance sheets as of October 31, 2011 and 2010, our consolidated statements of shareholders’ equity for the years ended October 31, 2011 and 2010 and in certain notes to the consolidated financial statements. This statement now requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. In contrast, prior to the adoption of ASC 810-10, the minority interest’s share of losses attributable to Centric Solutions, LLC was required to be charged against our majority interest thereby resulting in a zero minority interest balance prior to November 1, 2009. As a result, there are no noncontrolling interest amounts to retrospectively reclassify to equity on the consolidated balance sheets or net loss attributable to noncontrolling interest on the consolidated statements of operations for any periods presented prior to November 1, 2009 upon our adoption of ASC 810-10.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amendments are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is to be applied prospectively upon adoption and is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have any impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to materially impact our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2011.

Optical Cable Corporation	20

Consolidated Balance Sheets

October 31, 2011 and 2010

	October 31,
	2011	2010
Assets

Current assets:
Cash	$1,091,513	$2,522,058
Trade accounts receivable, net of allowance for doubtful accounts of $145,616 in 2011 and $120,450 in 2010	10,797,820	10,659,623
Other receivables	510,714	606,435
Income taxes refundable	434,124	373,090
Inventories	16,497,185	14,422,787
Prepaid expenses and other assets	374,028	332,475
Deferred income taxes - current	1,817,807	1,750,542

Total current assets	31,523,191	30,667,010

Property and equipment, net	12,544,465	13,125,114
Intangible assets, net	295,843	695,580
Deferred income taxes - noncurrent	426,770	626,132
Other assets, net	154,945	176,930

Total assets	$44,945,214	$45,290,766

Liabilities and Shareholders’ Equity

Current liabilities:
Current installments of long-term debt	$190,593	$177,350
Accounts payable and accrued expenses	5,426,467	5,339,941
Accrued compensation and payroll taxes	2,579,865	2,181,235
Income taxes payable	—	63,590

Total current liabilities	8,196,925	7,762,116

Note payable to bank	—	700,000
Long-term debt, excluding current installments	8,000,311	8,191,785
Other noncurrent liabilities	1,025,003	1,056,803

Total liabilities	17,222,239	17,710,704

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,287,761 shares in 2011 and 6,280,173 shares in 2010	6,771,565	5,987,777
Retained earnings	21,437,609	21,869,667

Total shareholders’ equity attributable to Optical Cable Corporation	28,209,174	27,857,444

Noncontrolling interest	(486,199)	(277,382)

Total shareholders’ equity	27,722,975	27,580,062

Commitments and contingencies

Total liabilities and shareholders’ equity	$44,945,214	$45,290,766

See accompanying notes to consolidated financial statements.

21	Optical Cable Corporation

Consolidated Statements of Operations

Years ended October 31, 2011, 2010 and 2009

	Years ended October 31,
	2011	2010	2009

Net sales	$73,339,591	$67,506,174	$58,588,560
Cost of goods sold	47,048,370	43,746,220	38,747,590

Gross profit	26,291,221	23,759,954	19,840,970

Selling, general and administrative expenses	25,168,893	24,267,614	22,345,311
Royalty income, net	(783,230)	(1,233,607)	(877,809)
Amortization of intangible assets	430,807	587,233	825,399
Impairment of goodwill	—	5,580,250	—
Impairment of intangible assets (other than goodwill)	—	—	343,590

Income (loss) from operations	1,474,751	(5,441,536)	(2,795,521)

Other income (expense), net:
Interest income	4,659	79,543	831,084
Interest expense	(624,829)	(621,750)	(681,851)
Other, net	1,170	64,726	16,130

Other income (expense), net	(619,000)	(477,481)	165,363

Income (loss) before income taxes	855,751	(5,919,017)	(2,630,158)

Income tax expense (benefit)	398,252	91,290	(705,659)

Net income (loss)	$457,499	$(6,010,307)	$(1,924,499)

Net loss attributable to noncontrolling interest	(208,817)	(277,382)	—

Net income (loss) attributable to Optical Cable Corporation	$666,316	$(5,732,925)	$(1,924,499)

Net income (loss) per share attributable to Optical Cable Corporation: Basic and diluted	$0.11	$(0.95)	$(0.34)

Cash dividends declared per common share	$0.04	$0.01	$—

See accompanying notes to consolidated financial statements.

Optical Cable Corporation	22

Consolidated Statements of Shareholders’ Equity

Years ended October 31, 2011, 2010 and 2009

	Common Stock		Retained Earnings	Total Shareholders’ Equity Attributable to OCC	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	Amount

Balances at October 31, 2008	6,208,861	$4,362,267	$30,469,937	$34,832,204	$—	$34,832,204

Share-based compensation, net	449,687	803,749	—	803,749	—	803,749
Repurchase and retirement of common stock (at cost)	(149,727)	—	(454,699)	(454,699)	—	(454,699)
Net loss	—	—	(1,924,499)	(1,924,499)	—	(1,924,499)

Balances at October 31, 2009	6,508,821	5,166,016	28,090,739	33,256,755	—	33,256,755

Share-based compensation, net	(85,825)	821,761	—	821,761	—	821,761
Repurchase and retirement of common stock (at cost)	(142,823)	—	(425,345)	(425,345)	—	(425,345)
Common stock dividends declared, $0.01 per share	—	—	(62,802)	(62,802)	—	(62,802)
Net loss	—	—	(5,732,925)	(5,732,925)	(277,382)	(6,010,307)

Balances at October 31, 2010	6,280,173	5,987,777	21,869,667	27,857,444	(277,382)	27,580,062

Share-based compensation, net	190,613	630,973	—	630,973	—	630,973
Repurchase and retirement of common stock (at cost)	(183,025)	—	(846,287)	(846,287)	—	(846,287)
Common stock dividends declared, $0.01 per share	—	—	(252,087)	(252,087)	—	(252,087)
Excess tax benefits from share-based compensastion	—	152,815	—	152,815	—	152,815
Net income	—	—	666,316	666,316	(208,817)	457,499

Balances at October 31, 2011	6,287,761	$6,771,565	$21,437,609	$28,209,174	$(486,199)	$27,722,975

See accompanying notes to consolidated financial statements.

23	Optical Cable Corporation

Consolidated Statements of Cash Flows

Years ended October 31, 2011, 2010 and 2009

	Years ended October 31,
	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$457,499	$(6,010,307)	$(1,924,499)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	2,688,150	2,955,834	3,081,120
Bad debt expense (recovery)	40,231	29,798	(62,547)
Deferred income tax expense (benefit)	132,097	(724,195)	566,103
Impairment of goodwill	—	5,580,250	—
Impairment of intangible assets (other than goodwill)	—	—	343,590
Share-based compensation expense	893,354	942,711	920,223
Excess tax benefits from share-based compensation	(152,815)	—	—
(Gain) loss on sale of property and equipment	3,176	(3,180)	—
(Increase) decrease in:
Trade accounts receivable	(178,428)	(1,156,552)	1,913,497
Other receivables	95,721	(173,216)	436,657
Income taxes refundable	(61,034)	1,468,918	(1,778,906)
Inventories	(2,074,398)	(2,116,501)	1,934,637
Prepaid expenses and other assets	(32,983)	144,826	73,709
Accrued interest receivable on note receivable	—	—	(818,711)
Other assets, net	6,562	17,783	22,600
Increase (decrease) in:
Accounts payable and accrued expenses	2,230	(808,045)	(402,992)
Accrued compensation and payroll taxes	398,630	832,954	(1,585,203)
Income taxes payable	89,225	63,590	—
Other noncurrent liabilities	44,167	105,644	47,283

Net cash provided by operating activities	2,351,384	1,150,312	2,766,561

Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(1,492,140)	(511,645)	(674,853)
Investment in intangible assets	(31,070)	(29,437)	—
Proceeds from sale of property and equipment	35,086	8,351	—
Advances on note receivable	—	—	(142,364)
Business acquisitions, net of cash acquired	—	—	(643,371)

Net cash used in investing activities	(1,488,124)	(532,731)	(1,460,588)

Cash flows from financing activities:
Reversal of checks in excess of funds on deposit	—	—	(279,520)
Payroll taxes withheld and remitted on share-based payments	(262,381)	(120,950)	(116,474)
Proceeds from note payable to bank	—	700,000	—
Principal payments on long-term debt and note payable to bank	(878,231)	(166,900)	(2,417,066)
Payments for financing costs	(97,405)	(30,662)	—
Principal payments on related party loans	(110,363)	—	—
Repurchase of common stock	(846,287)	(425,345)	(454,699)
Excess tax benefits from share-based compensation	152,815	—	—
Common stock dividends paid	(251,953)	—	—

Net cash used in financing activities	(2,293,805)	(43,857)	(3,267,759)

Net increase (decrease) in cash and cash equivalents	(1,430,545)	573,724	(1,961,786)
Cash and cash equivalents at beginning of year	2,522,058	1,948,334	3,910,120

Cash and cash equivalents at end of year	$1,091,513	$2,522,058	$1,948,334

Supplemental disclosure of cash flow information:
Cash payments for interest	$573,475	$605,468	$669,378

Income taxes paid (refunded), net	$191,009	$(774,830)	$480,285

Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$109,896	$25,734	$57,496

Noncash consideration in acquisition of subsidiary	$—	$—	$1,980,229

Noncash capitalization of note receivable and accrued interest in connection with acquisition of subsidiary	$—	$—	$5,297,355

Common stock dividends declared and included in accounts payable and accrued expenses at year end	$62,936	$62,802	$—

See accompanying notes to consolidated financial statements.

Optical Cable Corporation	24

Notes to Consolidated Financial Statements

Years ended October 31, 2011, 2010 and 2009

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

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

All of the Company’s cash accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2011, all of the Company’s bank deposits were insured. As of October 31, 2010, the Company had bank deposits in excess of the insured limit totaling $1,590,073.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2011 and 2010, the Company had no cash equivalents.

25	Optical Cable Corporation

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

Optical Cable Corporation	26

(g)	Patents and Trademarks

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2.2 million, $1.8 million and $2.0 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2011, 2010 and 2009, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.1 million, $1.0 million and $1.2 million for the fiscal years ended October 31, 2011, 2010 and 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

27	Optical Cable Corporation

(l)	Goodwill

Goodwill is an asset representing the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. When applicable, the Company tests for the impairment of goodwill at the reporting unit level on an annual basis and between annual tests in certain circumstances. Subsequent to fiscal year 2010, there is no goodwill recorded on the books and records of the Company. During fiscal year 2010, the Company used the two-step impairment test to first identify whether a potential impairment of goodwill was deemed to exist and then to estimate the amount of any impairment to be recorded. The Company selected April 30th as the measurement date for its annual impairment testing. Also see notes 2 and 6.

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

Optical Cable Corporation	28

(2)	Business Combination

Acquisition of Applied Optical Systems, Inc.

On October 31, 2009, the Company acquired AOS in a series of transactions that resulted in the Company owning 100% of the equity of AOS. The acquisition was accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS 141”), which was not included in the FASB’s Codification, but was still applicable for the Company as of October 31, 2009, the date of the acquisition. The purchase price of $2.6 million, consisting of both cash and non-cash consideration, was allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. This allocation resulted in the recognition of $6.5 million in intangible assets, $6.3 million of which related to goodwill. The consideration for the transaction included certain earn out provisions based upon the future performance of AOS. The agreement provided for a minimum earn out payment of $750,000 and a maximum of $14.75 million to be paid in 2017. The present value of the minimum earn out of $459,000 and capitalized acquisition costs associated with the transaction of $434,000 were included in the $2.6 million purchase price. As the transaction was effective on October 31, 2009, AOS’s results of operations are included in the Company’s consolidated results of operations beginning November 1, 2009.

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

29	Optical Cable Corporation

The Company sold fiber optic cables to AOS totaling $1,385,704, $774,765 and $324,999 during fiscal years 2009, 2008 and 2007, respectively. Beginning with the acquisition of AOS, all significant remaining amounts due to or from AOS have been eliminated in consolidation.

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

Proforma Impact of Acquisition on Fiscal Year 2009 (Unaudited)

Presented below is the pro forma impact on the unaudited results of operations for the fiscal year ended October 31, 2009 as though the acquisition of AOS were completed as of November 1, 2008. The pro forma adjustments include the amortization of the fair market value adjustments to property and equipment, amortizing intangibles; and an estimate of incremental interest costs related to the transaction, all reduced by the estimated income tax benefits. In addition, certain intercompany items of income and expense have been eliminated in the pro forma results of operations.

Fiscal year ended October 31, 2009
(unaudited)

Net sales	$63,828,047
Net loss	(3,096,813)
Net loss per share (basic and diluted)	$(0.55)

Optical Cable Corporation	30

(3)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2011, 2010 and 2009 follows:

	Years ended October 31,
	2011	2010	2009

Balance at beginning of year	$120,450	$108,913	$150,941
Allowance of acquired subsidiary	—	—	14,620
Bad debt expense (recovery)	40,231	29,798	(62,547)
Losses charged to allowance	(15,065)	(18,261)	(27,424)
Recoveries added to allowance	—	—	33,323

Balance at end of year	$145,616	$120,450	$108,913

(4)	Inventories

Inventories as of October 31, 2011 and 2010 consist of the following:

	October 31,
	2011	2010

Finished goods	$5,572,296	$4,912,902
Work in process	3,301,168	3,502,842
Raw materials	7,364,043	5,775,919
Production supplies	259,678	231,124

Total	$16,497,185	$14,422,787

(5)	Property and Equipment, Net

Property and equipment, net as of October 31, 2011 and 2010 consists of the following:

	October 31,
	2011	2010

Land	$3,144,068	$3,144,068
Building and improvements	7,761,553	7,601,627
Machinery and equipment	19,242,068	18,924,498
Furniture and fixtures	932,859	963,532
Construction in progress	320,847	115,813

Total property and equipment, at cost	31,401,395	30,749,538

Less accumulated amortization and depreciation	(18,856,930)	(17,624,424)

Property and equipment, net	$12,544,465	$13,125,114

31	Optical Cable Corporation

(6)	Goodwill and Other Intangible Assets

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

The changes in the carrying value of goodwill for the year ended October 31, 2010 are as follows:

Balance as of October 31, 2009	$6,288,803
Purchase accounting adjustments	(708,553)
Impairment loss	(5,580,250)

Balance as of October 31, 2010	$—

Optical Cable Corporation	32

Acquired Intangible Assets

Following is a summary of acquired intangible assets as of October 31, 2011 and 2010, which were acquired in connection with the acquisitions of SMP Data Communications and AOS, excluding assets written-off as impaired:

	October 31, 2011
	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,447	1.9	$(2,195,924)
Customer list	96,355	3.0	(38,542)

Total	$2,469,802		$(2,234,466)

	October 31, 2010
	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,447	2.7	$(1,784,388)
Customer list	96,355	4.0	(19,271)

Total	$2,469,802		$(1,803,659)

During fiscal year 2009, the Company determined that the SMP trade name and customer list, acquired as part of the acquisition of SMP Data Communications, no longer had value. Therefore, the Company recorded non-cash impairment charges in the amount of $190,440 and $153,150 to write-off the carrying value of the SMP trade name and customer list, respectively, during fiscal year 2009.

Aggregate amortization expense for amortizing intangible assets was $430,807, $587,233, and $825,399 for the years ended October 31, 2011, 2010 and 2009, respectively. Estimated amortization expense for the next three years (the acquired intangible assets will be fully amortized in fiscal year 2014) is: $135,502 in fiscal year 2012, $67,434 in fiscal year 2013 and $34,400 in fiscal year 2014. Amortization of intangible assets is calculated using an accelerated method or a straight-line method over the estimated useful lives of the intangible assets.

(7)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligence or shipping damage. As of October 31, 2011 and 2010, the Company’s accrual for estimated product warranty claims totaled $175,000 and $170,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2011, 2010 and 2009 totaled $222,150, $273,682 and $405,733, respectively.

33	Optical Cable Corporation

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2011 and 2010:

	Years ended October 31,
	2011	2010

Balance at beginning of year	$170,000	$160,000
Liabilities accrued for warranties issued during the year	257,550	264,375
Warranty claims paid during the period	(217,150)	(263,682)
Changes in liability for pre-existing warranties during the year	(35,400)	9,307

Balance at end of year	$175,000	$170,000

(8)	Long-term Debt and Note Payable to Bank

On May 30, 2008, the Company established $17.0 million in credit facilities (collectively, the “Credit Facilities”) with Valley Bank to provide for the working capital needs of the Company and to finance the acquisition of SMP Data Communications. The Credit Facilities provided a working capital line of credit (the “Revolving Loan”), a real estate term loan (the “Virginia Real Estate Loan”), a supplemental real estate term loan (the “North Carolina Real Estate Loan”), and a capital acquisitions term loan (the “Capital Acquisitions Term Loan”). The Capital Acquisitions Term Loan was fully funded in fiscal year 2008 and repaid in fiscal year 2009. Therefore, the $2.3 million portion of the credit facility related to the Capital Acquisitions Term Loan is no longer available. On April 30, 2010, the Company entered into a revolving credit facility with SunTrust Bank (further described below) which replaced the Valley Bank Revolving Loan.

On April 22, 2011, the Company and Valley Bank entered into a Third Loan Modification Agreement (the “Agreement”) to the Credit Agreement dated May 30, 2008 entered into between the Company, Superior Modular Products Incorporated and Valley Bank. Under the Agreement, the interest rate and the applicable repayment installments of the Virginia Real Estate Loan and the North Carolina Real Estate Loan were revised and the maturity date of the loans was extended. The fixed interest rate of the two term loans was lowered to 5.85% from 6.0%, and the maturity date of the loans was extended from June 1, 2013 to April 30, 2018.

Long-term debt as of October 31, 2011 and 2010 consists of the following:

	October 31,
	2011	2010
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $41,686, including interest (at 5.85%), with final payment of $5,035,789 due April 30, 2018	$6,091,633	$6,224,185
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $14,366, including interest (at 5.85%), with final payment of $1,735,410 due April 30, 2018	2,099,271	2,144,950

Total long-term debt	8,190,904	8,369,135
Less current installments	190,593	177,350

Long-term debt, excluding current installments	$8,000,311	$8,191,785

On April 30, 2010, the Company and SunTrust Bank entered into a revolving credit facility consisting of a Commercial Note and Agreement to Commercial Note under which SunTrust Bank provides the Company with a revolving line of credit for the

Optical Cable Corporation	34

working capital needs of the Company (the “Commercial Loan”). The Commercial Loan was originally due to mature on May 31, 2012. On July 25, 2011, the Company entered into a binding letter of renewal with SunTrust Bank of the commercial note extending the maturity date of the Commercial Loan to May 31, 2013. Concurrently with the renewal, the Company also entered into a Fourth Loan Modification Agreement with Valley Bank to amend the definition of ‘SunTrust Debt’ to provide for the extension of the revolver’s maturity date.

The Commercial Loan provides the Company the ability to borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $6.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Within the Revolving Loan Limit, the Company may borrow, repay, and reborrow, at any time from time to time until May 31, 2013.

Advances under the Commercial Loan accrue interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the Commercial Loan Termination Date of May 31, 2013.

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

As of October 31, 2011, the Company had no outstanding borrowings on its Commercial Loan and $6.0 million in available credit. As of October 31, 2010, the Company had $700,000 of outstanding borrowings on its Commercial Loan.

The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2011 are: $190,593 in fiscal year 2012, $203,578 in fiscal year 2013, $215,986 in fiscal year 2014, $229,151 in fiscal year 2015 and $241,894 in fiscal year 2016.

The Commercial Loan is secured by a first priority lien on all of the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper. The Virginia Real Estate Loan and the North Carolina Real Estate Loan are secured by a first priority lien on all of the Company’s personal property and assets, except for the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company’s real property.

(9)	Leases

The Company has an operating lease agreement for approximately 21,000 square feet of office and manufacturing space in Plano, Texas. The lease became effective September 15, 2009 and had an original term of five years. Effective May 19, 2011, the Company extended the term of the lease through November 30, 2016 and agreed to lease 12,970 square feet of additional space adjacent to the existing leased property. The lease term for the additional space became effective September 1, 2011 and has the same termination date, November 30, 2016, as the original leased property. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

Centric Solutions has an operating lease agreement for approximately 23,000 square feet of office and manufacturing space in Coppell, Texas with a term of approximately seven years. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

35	Optical Cable Corporation

With the acquisition of AOS, the Company assumed capital leases for certain equipment as of October 31, 2009. Current obligations under capital leases are included in accounts payable and accrued expenses on the consolidated balance sheets and noncurrent obligations under capital leases are included in other noncurrent liabilities.

The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of October 31, 2011 consist of the following:

Fiscal year	Operating Lease	Capital Leases
2012	306,564	8,817
2013	335,293	—
2014	339,576	—
2015	342,696	—
2016	258,168	—
Thereafter	16,413	—

Total	$1,598,710	8,817

Less amounts representing interest costs		(408)

Present value of net minimum capital lease payments		8,409
Less current installments		(8,409)

Present value of net minimum capital lease payments, excluding current installments		$—

(10)	Related Party Transactions

Included in other noncurrent liabilities as of October 31, 2011 are related party loans totaling $86,177 payable to one of the AOS founders and a trust for which the founder is the co-trustee. Included in other noncurrent liabilities as of October 31, 2010 are related party loans totaling $196,540 payable to two of the AOS founders and a trust for which one of the founders is the co-trustee. During fiscal year 2011, the related party loan to one of the AOS founders was repaid in full and the loan to a second founder was partially repaid.

Interest on the two remaining related party loans accrues at 6% per annum for one of the loans and at a rate equal to the prime rate plus 4% per annum for the other loan. As of October 31, 2011, no arrangements had been made for the repayment of the balance of these loans as there are financial measures which must be met before payment is required to be made, and it is not anticipated that these financial measures will be met within the next twelve months.

Interest expense associated with the related party loans for the years ended October 31, 2011 and 2010 totaled $26,841 and $12,374, respectively. Accrued interest payable associated with the related party loans as of October 31, 2011 and 2010 was $40,323 and $51,391, respectively.

(11)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2011, 2010 and 2009, total expense of $3,073,366, $2,604,225 and $2,439,000, respectively, was incurred under the Company’s insured health care program.

Optical Cable Corporation	36

401(k) Plan

The Company maintains 401(k) retirement savings plans for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plans. The Company’s plan documents provide that the Company’s matching contributions are determined as a percentage of employee contributions or are discretionary. The Company made or accrued matching contributions to the plans of $83,245, $76,583 and $84,093 for the years ended October 31, 2011, 2010 and 2009, respectively.

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

In March 2005, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan was intended to be the successor of the 1996 Plan. The Company authorized and reserved 1,000,000 shares of common stock for issuance pursuant to the 2005 Plan. As of October 31, 2011, there were approximately 27,000 remaining shares available for grant under the 2005 Plan.

In March 2011, the Company adopted and the Company’s shareholders approved the Optical Cable Corporation 2011 Stock Incentive Plan (the “2011 Plan”). The 2011 Plan is intended to be the successor of the 2005 Plan. The Company has authorized and reserved 500,000 shares of common stock for issuance pursuant to the 2011 Plan. As of October 31, 2011, there were approximately 466,000 remaining shares available for grant under the 2011 Plan.

In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2011, there were approximately 110,000 remaining shares available for grant under the Non-employee Directors Stock Plan.

Share-based compensation expense for employees and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2011, 2010 and 2009 was $893,354, $942,711 and $920,223, respectively.

(a)	Stock Option Awards

Prior to July 2002, employees and outside contractors were issued options to purchase common stock. The exercise price equaled the market price of the Company’s common stock on the date of grant. Options issued under the 1996 Plan generally vested incrementally over one to five years, and remain exercisable for ten years from the date of grant. All options outstanding are fully vested and exercisable as of October 31, 2011.

37	Optical Cable Corporation

During 2002, non-employee members of the Company’s Board of Directors were granted options to purchase a total of 3,123 shares of the Company’s common stock at an exercise price of $7.12 per share, the closing price at the date of grant. These options were not granted pursuant to a plan. Options issued to Non-employee Directors vested monthly over one year.

The fair value of options granted prior to November 1, 2005 was estimated using the Black-Scholes option pricing model.

Stock option activity for the years ended October 31, 2011, 2010 and 2009 is as follows:

	Number of options	Weighted- average exercise price	Weighted-average remaining contractual term (in years)

Stock options outstanding at October 31, 2008	178,205	$7.59
Forfeited	(11,628)	7.20

Stock options outstanding at October 31, 2009	166,577	7.62
Forfeited	—	—

Stock options outstanding at October 31, 2010	166,577	7.62
Forfeited	(35,189)	9.54

Stock options outstanding at October 31, 2011	131,388	$7.11	0.34

As of October 31, 2011, there was no aggregate intrinsic value of options outstanding and options exercisable. Aggregate intrinsic value represents the positive difference between the Company’s closing stock price on the last trading day of the fiscal period, which was $3.58 as of October 31, 2011, and the exercise price multiplied by the number of options outstanding.

(b)	Restricted Stock Awards

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees subject to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 2005 Plan and the 2011 Plan vests based on the passage of time and the remainder vests over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.

The Company recognizes expense on the service-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the grant date fair value. The Company recognizes expense on the operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company’s common stock on the date of grant.

The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $746,431, $870,473 and $835,580 during the fiscal years ended October 31, 2011, 2010 and 2009, respectively.

Optical Cable Corporation	38

A summary of the status of the Company’s nonvested shares granted to employees under the 1996 Plan, the 2005 Plan or the 2011 Plan as of October 31, 2011, and changes during the year ended October 31, 2011, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2010	458,036	$3.14
Granted	256,116	4.84
Vested	(217,513)	3.34
Forfeited	(46,647)	3.39

Balance at October 31, 2011	449,992	$3.99

As of October 31, 2011, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will have to recognize over a 3.2 year weighted-average period is approximately $1.5 million.

During the years ended October 31, 2011, 2010 and 2009, restricted stock awards under the Non-employee Directors Stock Plan totaling 30,356, 22,860 and 35,268 shares, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s common stock on the date of grant. The Company recorded compensation expense totaling $146,923, $72,238 and $84,643 during the years ended October 31, 2011, 2010 and 2009, respectively.

(12)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2011 and 2010 have been adequately provided for in the consolidated financial statements.

For the years ended October 31, 2011 and 2010, no single customer or distributor accounted for more than 10% of consolidated net sales. As of October 31, 2011 and 2010, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

For the year ended October 31, 2009, 11.7%, or approximately $6,830,000 of consolidated net sales were attributable to one major domestic distributor. No other single customer or distributor accounted for more than 10% of consolidated net sales for the year ended October 31, 2009.

For the years ended October 31, 2011, 2010 and 2009, approximately 76%, 73% and 73%, respectively, of net sales were from customers located in the United States, while approximately 24%, 27%, and 27%, respectively, were from customers located outside of the United States.

39	Optical Cable Corporation

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2011, 2010 and 2009 were as follows:

	Years ended October 31,
	2011	2010	2009

United States	$55,575,212	$49,533,950	$42,866,013
Outside the United States	17,764,379	17,972,224	15,722,547

Total net sales	$73,339,591	$67,506,174	$58,588,560

No individual country outside the United States accounted for more than 10% of total net sales in fiscal years 2011, 2010 or 2009.

The Company has a single reportable segment for purposes of segment reporting, exclusive of Centric Solutions. For the years ended October 31, 2011, 2010 and 2009, Centric Solutions generated revenues, net of intercompany sales, totaling $839,412, $508,624 and $74,744, respectively. For the years ended October 31, 2011, 2010 and 2009, Centric Solutions incurred operating losses of approximately $873,000, $1.2 million and $1.6 million, respectively. Total assets of Centric Solutions of approximately $364,000 and $419,000 (net of intercompany amounts) are included in the total consolidated assets of the Company as of October 31, 2011 and 2010, respectively.

(13)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2011, 2010 and 2009 consists of:

Fiscal year ended October 31, 2011	Current	Deferred	Total

U.S. Federal	$137,721	$143,800	$281,521
State	128,434	(11,703)	116,731

Totals	$266,155	$132,097	$398,252

Fiscal year ended October 31, 2010	Current	Deferred	Total

U.S. Federal	$652,511	$(628,132)	$24,379
State	162,974	(96,063)	66,911

Totals	$815,485	$(724,195)	$91,290

Fiscal year ended October 31, 2009	Current	Deferred	Total

U.S. Federal	$(1,275,461)	$522,570	$(752,891)
State	3,699	43,533	47,232

Totals	$(1,271,762)	$566,103	$(705,659)

Optical Cable Corporation	40

Reported income tax expense (benefit) for the years ended October 31, 2011, 2010 and 2009 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income (loss) before income taxes as follows:

	Years ended October 31,
	2011	2010	2009

“Expected” tax expense (benefit)	$290,955	$(2,012,466)	$(894,254)
Increase (reduction) in income tax expense (benefit) resulting from:
Impact of nondeductible write-off of goodwill	—	1,897,285	—
Benefits from Sec. 199 manufacturing deduction	(13,702)	(34,870)	—
Impact of restricted share grants	—	136,225	105,714
State income taxes, net of federal benefit	77,042	44,061	31,173
Other differences, net	43,957	61,055	51,708

Reported income tax expense (benefit)	$398,252	$91,290	$(705,659)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2011 and 2010 are presented below:

	October 31,
	2011	2010

Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$137,385	$161,176
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	790,363	780,656
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	521,930	557,849
Share-based compensation expense	89,499	71,767
Investment in Centric Solutions	166,154	150,832
Net operating loss carryforwards	1,140,133	1,328,324
Other	85,291	71,496

Total gross deferred tax assets	2,930,755	3,122,100

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(675,223)	(735,243)
Other receivables, due to accrual for financial reporting purposes	(10,955)	(10,183)

Total gross deferred tax liabilities	(686,178)	(745,426)

Net deferred tax asset	$2,244,577	$2,376,674

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

41	Optical Cable Corporation

Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2011 will be realized.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

A reconciliation of the unrecognized tax benefits for fiscal years 2011 and 2010 follows:

	October 31,
	2011	2010
Unrecognized tax benefits balance at beginning of year	$179,571	$150,052
Gross increases for tax positions of prior years	29,757	29,519
Reductions to unrecognized tax benefits resulting from the lapse of applicable statute of limitations	(4,157)	—

Unrecognized tax benefits balance at end of year	$205,171	$179,571

During fiscal year 2011, the Company accrued interest and penalties of $14,392 and $6,761, respectively, related to unrecognized tax benefits. During fiscal year 2010, the Company accrued interest and penalties of $21,240 and $7,047, respectively, related to unrecognized tax benefits. As of October 31, 2011 and 2010, the Company had approximately $100,653 and $79,500, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $119,883 and $108,070 as of October 31, 2011 and 2010, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2008 through October 31, 2010.

(14)	Fair Value Measurements

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, accounts payable and accrued expenses, including accrued compensation and payroll taxes and the current installments of long-term debt approximate fair value because of the short maturity of these instruments. The carrying value of the Company’s note payable to bank and long-term debt, excluding current installments, approximates the fair value based on similar long-term debt issues available to the Company as of October 31, 2011 and 2010. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1

Optical Cable Corporation	42

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

(15)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

Fiscal year ended October 31, 2011	Net income attributable to OCC (numerator)	Shares (denominator)	Per share amount

Basic net income per share	$666,316	6,304,776	$0.11

Effect of dilutive stock options	—	—

Diluted net income per share	$666,316	6,304,776	$0.11

Fiscal year ended October 31, 2010	Net loss attributable to OCC (numerator)	Shares (denominator)	Per share amount

Basic net loss per share	$(5,732,925)	6,014,733	$(0.95)

Effect of dilutive stock options	—	—

Diluted net loss per share	$(5,732,925)	6,014,733	$(0.95)

Fiscal year ended October 31, 2009	Net loss (numerator)	Shares (denominator)	Per share amount

Basic net loss per share	$(1,924,499)	5,656,404	$(0.34)

Effect of dilutive stock options	—	—

Diluted net loss per share	$(1,924,499)	5,656,404	$(0.34)

Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 131,388, 166,577 and 166,577 for the years ended October 31, 2011, 2010 and 2009, respectively.

Unvested shares as of October 31, 2011, totaling 449,992 were included in the computation of basic and diluted net income per share for the year ended October 31, 2011 (because to exclude such shares would have been antidilutive, or in other words, excluding such shares would have increased the net income per share).

Unvested shares as of October 31, 2010 and 2009, totaling 458,036 and 689,456, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2010 and 2009, respectively (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for those periods).

43	Optical Cable Corporation

(16)	Shareholders’ Equity

On March 26, 2007, the Company’s Board of Directors approved a plan to purchase and retire up to 300,100 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. As of October 31, 2009, the Company had completed its plan and repurchased and retired a total of 300,100 of its outstanding common stock. The repurchase of shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $454,699 for fiscal year 2009.

On October 16, 2009, the Company’s Board of Directors approved a plan to purchase and retire up to 325,848 shares of the Company’s common stock, or approximately 5% of the shares then outstanding. As of October 31, 2011, the Company had completed its plan and repurchased and retired a total of 325,848 shares of its outstanding common stock. The repurchase of these shares and the costs associated with the repurchase, including brokerage and legal fees, totaled $846,287 and $425,345 for fiscal years 2011 and 2010, respectively.

The Company’s Board of Directors approved a plan effective November 1, 2011, subsequent to the Company’s 2011 fiscal year end, to purchase and retire up to 200,000 shares of the Company’s common stock, or approximately 3% of the shares then outstanding. The Company anticipates that the purchases will be made over a 12- to 24-month period unless the entire number of shares expected to be purchased under the plan is sooner acquired. As of October 31, 2011, 6,287,761 shares of the Company’s common stock were outstanding.

On November 2, 2001, the Board of Directors of the Company adopted a Shareholder Rights Plan (the “Expiring Rights Plan”) and declared a dividend of one preferred share purchase right on each share of Common Stock. The share purchase rights and the related Expiring Rights Plan expired on November 2, 2011, subsequent to the Company’s 2011 fiscal year end.

On October 28, 2011, the Board of Directors of the Company adopted a new Stockholder Protection Rights Agreement (the “Rights Agreement”) to replace the Expiring Rights Plan and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, no par value, of the Company (“Common Shares”), held of record at the close of business on November 2, 2011, or issued thereafter and prior to the Separation Time as defined in the Rights Agreement. Under the terms of the Rights Agreement, if a person or group who is deemed an Acquiring Person as defined in the Rights Agreement acquires 15% (or other applicable percentage, as provided in the Rights Agreement) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group who is deemed an Acquiring Person has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of the acquiring company’s common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (“Preferred Share”), no par value, at an exercise price of $25, subject to adjustment. Each Preferred Share will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of common stock. The Rights will expire on November 2, 2021, unless the Rights are earlier redeemed or exchanged by the Company for $0.0001 per Right. The adoption of the Rights Agreement has no impact on the financial position or results of operations of the Company.

Optical Cable Corporation	44

The Company has reserved 100,000 shares of its authorized preferred stock for issuance upon exercise of the Rights.

The Company initiated a quarterly cash dividend of $0.01 per share on its common stock in October 2010.

(17)	Contingencies

Applied Optical Systems, Inc. (“AOS”), a wholly owned subsidiary of the Company since October 31, 2009, has been the defendant in a patent infringement lawsuit brought by Amphenol Fiber Systems International (“AFSI”) in November of 2006 in the U.S. District Court for the Eastern District of Texas, Marshall Division, styled Fiber Systems International, Inc. v. Applied Optical Systems, Inc., Civil Action No. 2:06-cv-473.

In the lawsuit, AFSI alleged that certain AOS fiber optic connector designs infringed on AFSI’s TFOCA-II® connector design under U.S. Patent No. 6,305,849. AOS asserted various counterclaims against AFSI for fraud, negligent misrepresentation, unfair competition, inequitable conduct and antitrust violations.

The U.S. District Court ruled in 2009 that two AOS fiber optic connector designs that were at issue in the suit did not infringe on the AFSI patent as a matter of law. A jury then determined that another of the AOS fiber optic connector designs that was the subject of the suit did not infringe on the AFSI patent. In August 2010, the U.S. District Court entered a final judgment in favor of AOS on the patent infringement claims; and in favor of AFSI on AOS’s counterclaims and the validity of AFSI’s patent. After rulings on various post-trial motions, both AFSI and AOS filed notices of appeal.

While the case was on appeal, OCC and AOS executed a confidential settlement agreement with AFSI and Amphenol Corporation (AFSI’s parent company) on November 21, 2011. Pursuant to the terms of the confidential settlement agreement, no cash payments were made by any party. Both the Company and AFSI agreed that AOS’s connector designs did not infringe on AFSI’s patent. As a part of the settlement, both AFSI and AOS have dismissed their appeals.

From time to time, the Company is involved in other various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(18)	New Accounting Standards

In December 2007, the FASB issued Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”). ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The adoption of ASC 810-10, effective November 1, 2009, did not have a material impact on the Company’s results of operations, financial position or liquidity. However, the Company has disclosed on the face of the consolidated statements of operations for the years ended October 31, 2011 and 2010, the amount of consolidated net loss attributable to the noncontrolling interest associated with Centric Solutions. Similar disclosure has also been reflected on the face of the consolidated balance sheets as of October 31, 2011 and 2010, the consolidated statements of shareholders’ equity for the years ended October 31, 2011 and 2010 and in certain notes to the consolidated financial statements. This statement now requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. In contrast, prior to the adoption of ASC 810-10, the minority interest’s share of losses attributable to Centric Solutions LLC was

45	Optical Cable Corporation

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

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amendments are intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is to be applied prospectively upon adoption and is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have any impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

(19)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2011 and 2010:

	Quarter ended
Fiscal year ended October 31, 2011	January 31	April 30	July 31	October 31

Net sales	$17,712,784	$17,184,460	$18,775,145	$19,667,202
Gross profit	6,424,840	5,943,140	6,509,124	7,414,117
Income (loss) before income taxes	378,469	(179,844)	252,110	405,016
Net income (loss) attributable to Optical Cable Corporation	402,311	(89,843)	117,809	236,039
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	0.06	(0.02)	0.02	0.04
Cash dividends declared per common share	0.01	0.01	0.01	0.01

	Quarter ended
Fiscal year ended October 31, 2010	January 31	April 30	July 31	October 31

Net sales	$15,007,235	$15,255,913	$18,779,340	$18,463,686
Gross profit	5,501,101	4,285,531	6,806,742	7,166,580
Income (loss) before income taxes	(600,610)	(7,940,724)	816,322	1,805,995
Net income (loss) attributable to Optical Cable Corporation	(315,854)	(7,466,129)	575,369	1,473,689
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	(0.05)	(1.27)	0.09	0.23
Cash dividends declared per common share	—	—	—	0.01

Optical Cable Corporation	46

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles.

As described in note 18 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51 (included in FASB Accounting Standards Codification Subtopic 810-10, Consolidation–Overall), as of November 1, 2009.

/s/ KPMG LLP

Roanoke, Virginia

January 26, 2012

47	Optical Cable Corporation

Corporate Information

Corporate Headquarters

Optical Cable Corporation

5290 Concourse Drive

Roanoke, VA 24019

Legal Counsel

Woods Rogers PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

KPMG LLP

10 South Jefferson Street

Suite 1010

Roanoke, VA 24011

Transfer Agent

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

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

Annual Meeting

The 2012 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 27, 2012, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Optical Cable Corporation	48

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 500 shareholders of record as of December 31, 2011. Additionally, there are approximately 1,900 beneficial owners as of December 31, 2011. On January 20, 2012, our common stock closed at a price of $3.76 per share.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2011	High	Low

First Quarter	$6.11	$2.67
Second Quarter	$7.41	$4.17
Third Quarter	$5.29	$3.42
Fourth Quarter	$4.19	$3.06

	Range of Bid Prices
Fiscal year ended October 31, 2010	High	Low

First Quarter	$4.01	$2.50
Second Quarter	$3.59	$2.94
Third Quarter	$3.40	$2.80
Fourth Quarter	$3.55	$2.16

Dividend Declaration

In October 2010, the Board of Directors authorized the initiation of a quarterly cash dividend and declared a cash dividend on our common stock of $0.01 per share. In fiscal 2011, we declared dividends of $0.01 per share on a quarterly basis. We intend to continue to declare quarterly cash dividends for the foreseeable future; however, the payment of future dividends and the amount of future dividends is at the discretion of our Board of Directors and may be dependent on future earnings, cash flow, financial condition and/or other relevant factors.

49	Optical Cable Corporation

Corporate Information

(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and
Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer
and Corporate Secretary

Board of Directors of Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	President and Founder
Holland Technical Services

Craig H. Weber	President and Chief Operating Officer
Document Capture Technologies, Inc.

Neil D. Wilkin, Jr.	Chairman of the Board, President
and Chief Executive Officer
Optical Cable Corporation

John B. Williamson, III	Chairman of the Board, President
and Chief Executive Officer
RGC Resources, Inc.

Optical Cable Corporation	50

OPTICAL CABLE CORPORATION
5290 Concourse Drive
Roanoke, Virginia, USA 24019
P: 540-265-0690 | F: 540-265-0724
www.occfiber.com