Form 10-K, Exhibit 13
period 2013-10-31
OPTICAL CABLE CORP
filed 2013-12-20
CIK 1000230

Annual Report 2013

Connecting Your World Since 1983

Roanoke
Asheville
Dallas

ROANOKE, VA
Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

ASHEVILLE, NC
Enterprise Connectivity Manufacturing Facility
ISO 9001:2008 registered

DALLAS, TX
Military & Harsh Environment Connectivity Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

OCC®
OPTICAL CABLE CORPORATION

OPTICAL CABLE CORPORATION

Annual Report

2013

Exhibit 13.1

TABLE OF CONTENTS

3	Selected Consolidated Financial Information

4	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

16	Consolidated Financial Statements

20	Notes to Consolidated Financial Statements

35	Report of Independent Registered Public Accounting Firm

36	Corporate Information

1

Page intentionally left blank.

Optical Cable Corporation	2

Selected Consolidated Financial Information
(in thousands, except per share data)

	Years ended October 31,
	2013	2012	2011	2010	2009
Consolidated Statement of Operations Information:
Net sales	$75,266	$83,523	$73,339	$67,506	$58,589
Cost of goods sold	49,354	51,970	47,048	43,746	38,748
Gross profit	25,912	31,553	26,291	23,760	19,841
Selling, general and administrative expenses	24,996	27,300	25,169	24,268	22,345
Royalty (income) expense, net	79	(299)	(783)	(1,233)	(878)
Amortization of intangible assets	70	134	431	587	825
Impairment of goodwill	—	—	—	5,580	—
Impairment of intangible assets (other than goodwill)	—	—	—	—	344
Income (loss) from operations	767	4,418	1,474	(5,442)	(2,795)
Other income (expense), net:
Interest income (expense), net	(467)	(550)	(620)	(542)	149
Other, net	(25)	16	1	65	16
Income (loss) before income taxes	275	3,884	855	(5,919)	(2,630)
Income tax expense (benefit)	348	1,258	398	91	(706)
Net income (loss)	$(73)	$2,626	$457	$(6,010)	$(1,924)
Net loss attributable to noncontrolling interest (1)	(30)	(123)	(209)	(277)	—
Net income (loss) attributable to OCC	$(43)	$2,749	$666	$(5,733)	$(1,924)
Net income (loss) per share attributable to OCC	$(0.01)	$0.43	$0.11	$(0.95)	$(0.34)
PROFORMA net loss attributable to OCC, EXCLUDING impairment of goodwill (2)				$(153)
PROFORMA net loss per share attributable to OCC, EXCLUDING impairment of goodwill:
Basic and diluted (2)				$(0.03)
Weighted average shares:
Basic and diluted	5,785	6,456	6,305	6,015	5,656
Consolidated Balance Sheet Information:
Cash and cash equivalents	$750	$591	$1,092	$2,522	$1,948
Working capital	26,986	26,838	23,326	22,905	20,070
Total assets	45,415	47,762	44,945	45,291	50,327
Bank debt	10,256	9,003	8,191	9,069	8,536
Total shareholders’ equity attributable to OCC	30,199	30,644	28,209	27,857	33,257

(1)
Accounting Standards Codification 810-10, Consolidation (“ASC 810-10”), was adopted by OCC in fiscal year 2010 as it relates to noncontrolling interests. There are no noncontrolling interest amounts presented for fiscal year 2009 since the minority interest’s share of losses attributable to Centric Solutions LLC was charged against the Company’s majority interest in accordance with the previous accounting literature.

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

Letter from the CEO
Dear Shareholders of Optical Cable Corporation:

Industry Leader, Solutions Provider—for 30 Years

Optical Cable Corporation (OCC®) celebrated its 30th anniversary this year. Since 1983, OCC has built a reputation as a leader in the design and manufacture of fiber optic and copper data communication cabling and connectivity solutions.

OCC is well known for its products and its people—not only among customers and end-users, but also industrywide.

We are recognized for offering some of the best performing and most innovative fiber optic and copper cabling and connectivity products in the world. Our people are committed to offering our customers and end-users the benefit of the outstanding technical and manufacturing expertise and the exceptional customer service for which OCC is known.

OCC has come a long way. Thirty years ago, we began by pioneering fiber optic cable designs for the most demanding military field applications. Today, OCC’s fiber optic and copper data communication cabling and connectivity solutions are at work worldwide in applications ranging from commercial, enterprise networks, datacenters, wireless and campus installations, to various specialty and harsh environment applications, including military, industrial, mining, petrochemical, wireless carrier and broadcast applications.

Our accomplishments over the past thirty years are the result of the great efforts of our talented people. Their hard work and dedication have made OCC successful to date—and will be the foundation of our success for many years to come.

Committed to Building Long-Term Value

Optical Cable Corporation has demonstrated an unwavering commitment to building long-term value, pursuing strategies to expand the product solutions that we offer and expanding to new markets for the future.

As a result of the successful execution of our long-term strategies, OCC has increased net sales at a compound annual rate of 8.7%¹ per year from fiscal year 2007 through fiscal year 2013, growing both organically and through acquisitions.

OCC operates in markets that can be volatile, creating sales variations from month-to-month, quarter-to-quarter, and sometimes even year-to-year, due to timing of projects and changes in individual markets.

The OCC leadership team recognizes this and focuses on OCC’s long-term strategy and prospects, knowing that sales volatility—even annual sales volatility—does not necessarily reflect OCC’s strength or future prospects.

During fiscal year 2013, OCC increased investments to add new production capabilities and to develop new products and technologies. In both cases, OCC based these investments on our expected long-term growth prospects rather than OCC’s net sales in fiscal year 2013.

Well Positioned in Targeted Markets

OCC’s financial results for fiscal year 2013 were not as strong as we hoped. However, we believe the fiscal year 2013 results do not reflect OCC’s underlying market and financial strength.

Optical Cable Corporation	4

During the fiscal year, OCC achieved net sales of $75.3 million—the second highest in OCC’s history. While sales were down when compared to fiscal year 2012, the decrease was primarily the result of orders from two customers that did not recur at the same level as in the prior fiscal year.

We believe that OCC remains well positioned in its targeted markets and is financially strong.

During fiscal year 2013:

•	OCC generated $3.5 million in net cash provided by operating activities—continuing our track-record of generating annual positive cash provided by operating activities.

•
OCC returned a total of $1.1 million to shareholders by declaring dividends and repurchasing OCC’s common stock. OCC declared quarterly cash dividends totaling $0.08 per share during fiscal year 2013—a 33.3% increase in the annual dividend rate when compared to fiscal year 2012. OCC also repurchased and retired 129,500 shares of common stock during fiscal year 2013.

•	OCC invested a total of $3.0 million in capital expenditures based on long-term prospects and opportunities, approximately double our capital expenditures during each of the prior two fiscal years.

•
OCC increased its revolving credit facility limit up to $9.0 million. The refinancing of the revolving credit facility in August 2013 raised our borrowing limit allowing us to borrow up to $9.0 million (an increase from our prior $6.0 million limit).

Confident in OCC’s Future

We enter fiscal year 2014 confident that OCC continues to be strategically well positioned for growth and financially strong.

We continue to execute our proven long-term strategies, providing the opportunity for future growth and long-term value creation.

Importantly, we believe our strong operating leverage provides exceptional opportunity for increased shareholder value as we grow net sales.

We have continued to make appropriate investments in production capabilities and product and technology development to strengthen OCC. Additionally, we continue to aggressively pursue strategic growth initiatives and opportunities, while controlling expenses.
Thank you for your trust, and the privilege of allowing us to lead your company.
I wish you and your family Happy Holidays, Merry Christmas, and a Happy New Year!

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer

December 19, 2013

_______________________
¹ Net sales for fiscal year 2007 were $45.5 million.

5	Optical Cable Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-Looking Information
This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations, and such variables, uncertainties, contingencies and risks may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or risks that could adversely affect the Company include, but are not limited to, the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, and plastics and other materials affected by petroleum product pricing); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of our products and our limited number of production facilities; our ability to protect our proprietary manufacturing technology; our ability to replace royalty income as existing patented and licensed products expire by developing and licensing new products; market conditions influencing prices or pricing; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors; economic conditions that affect certain geographic markets and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government; ability to retain key personnel; inability to recruit needed personnel; poor labor relations; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board ("PCAOB"), the Financial Accounting Standards Board ("FASB"), and/or the International Accounting Standards Board ("IASB"); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly results in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements, as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering and possibly defending our position on such unsolicited proposals; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, or market and economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.
We caution readers that the foregoing list of important factors is not exclusive. Furthermore, we incorporate by reference those factors included in current reports on Form 8-K, and/or in our other filings.

Optical Cable Corporation	6

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, except in the case of amounts less than one million and except in the case of the table set forth in the “Results of Operations” section, the amounts which in both cases have been rounded to the nearest thousand.
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
OCC designs, develops and manufactures fiber optic cables for a broad range of commercial and specialty markets and applications. We refer to these products as our fiber optic cable offering. OCC designs, develops and manufactures fiber and copper connectivity products for the commercial market, including a broad range of commercial and residential applications. We refer to these products as our enterprise connectivity product offering. OCC designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military and other harsh environment applications. We refer to these products as our applied interconnect systems product offering.
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
Optical Cable Corporation, OCC®, Procyon®, Superior Modular Products, SMP Data Communications, Applied Optical Systems, and associated logos are trademarks of Optical Cable Corporation.
Summary of Company Performance for Fiscal Year 2013

•	OCC achieved consolidated net sales of $75.3 million during fiscal year 2013—the second highest annual net sales in OCC's history.

•
Net sales for fiscal year 2013 decreased 9.9% compared to $83.5 million for fiscal year 2012. Excluding the impact of sales to two customers in fiscal year 2012, total net sales during fiscal year 2013 would have been substantially unchanged from fiscal year 2012.

•
Gross profit was $25.9 million for fiscal year 2013 compared to $31.6 million for fiscal year 2012, a decrease of 17.9%. Gross profit margin (gross profit as a percentage of net sales) was 34.4% for fiscal year 2013 compared to 37.8% for fiscal year 2012. Gross profit margin for fiscal year 2013 was lower mainly due to fixed costs spread over lower production volumes and additional production costs designed to further expand capabilities at the Roanoke facility.

7	Optical Cable Corporation

•
OCC reported a net loss attributable to OCC of $43,000, or $0.01 per share, during fiscal year 2013, compared to net income attributable to OCC of $2.7 million, or $0.43 per share, for fiscal year 2012.

•	Capital expenditures were higher in fiscal year 2013 than the last two fiscal years combined as OCC added new product capabilities primarily for existing customers.

•	OCC generated annual positive cash flow from operating activities again this year. Net cash provided by operating activities was $3.5 million in fiscal year 2013.

•	OCC returned a total of $1.1 million to shareholders by declaring dividends and repurchasing OCC's common stock during fiscal year 2013.

◦
OCC declared quarterly cash dividends totaling $0.08 per share during fiscal year 2013, or $514,000, continuing the regular return of capital to shareholders initiated when we declared our first quarterly dividend in October 2010.

◦	OCC's repurchases of common stock during fiscal year 2013 returned $543,000 in capital to shareholders. OCC repurchased and retired 129,500 shares of common stock during the year.

Results of Operations
We sell our products internationally and domestically through our sales force to our customers, which include major distributors, various regional and smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentage of net sales to customers outside of the United States from period to period based on the timing of large orders, coupled with the impact of increases and decreases in sales to customers in various regions of the world.
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
Royalty income (expense), net consists of royalty income earned on licenses associated with our patented products, net of royalty and related expenses.
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

Optical Cable Corporation	8

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended October 31,			Fiscal Years Ended October 31,
	2013	2012	Percent Change	2012	2011	Percent Change
Net sales	$75,300,000	$83,500,000	(9.9)%	$83,500,000	$73,300,000	13.9%
Gross profit	25,900,000	31,600,000	(17.9)	31,600,000	26,300,000	20.0
SG&A expenses	25,000,000	27,300,000	(8.4)	27,300,000	25,200,000	8.5
Net income (loss) attributable to OCC	(43,000)	2,700,000	(101.6)	2,700,000	666,000	312.6

Net Sales
Consolidated net sales for fiscal year 2013 were $75.3 million—the second highest annual net sales in our history. This past year was challenging in the enterprise market and other markets in which OCC operates. Despite these market challenges, OCC demonstrated strength in many of its markets. While OCC's consolidated net sales for fiscal year 2013 decreased 9.9% compared to $83.5 million for fiscal year 2012, the decrease in net sales was primarily the result of orders for two customers totaling approximately $14.9 million in fiscal year 2012 that did not recur at the same level in fiscal year 2013. Excluding the impact of sales to these two customers in fiscal year 2012, total net sales during fiscal year 2013 would have been substantially unchanged from fiscal year 2012. We experienced an increase in net sales during fiscal year 2013 in our specialty markets (which includes our military markets) compared to fiscal year 2012, but this increase was offset by decreases in net sales in our commercial markets.
OCC recorded the highest annual net sales in the Company’s history during fiscal year 2012. Net sales increased13.9% to $83.5 million in fiscal year 2012 compared to $73.3 million in fiscal year 2011. The increase in net sales when comparing fiscal years 2012 and 2011 was due primarily to the increase in net sales of our fiber optic cable products. As noted above, we recognized net sales in fiscal year 2012 totaling, in the aggregate, approximately $14.9 million as the result of orders for two customers.
Net sales to customers outside of the United States were 30%, 26% and 24% of total net sales for fiscal years 2013, 2012 and 2011, respectively. Net sales to customers in the United States decreased 14.6% during fiscal year 2013 compared to fiscal year 2012, while net sales to customers outside of the United States increased 3.8%.
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

Gross Profit
Gross profit was $25.9 million in fiscal year 2013, a 17.9% decrease from gross profit of $31.6 million in fiscal year 2012. Gross profit margin, or gross profit as a percentage of net sales, was 34.4% for fiscal year 2013, compared to 37.8% for fiscal year 2012.
Gross profit increased 20.0% to $31.6 million in fiscal year 2012 from $26.3 million in fiscal year 2011. Gross profit margin increased to 37.8% for fiscal year 2012, compared to 35.8% for fiscal year 2011.
Gross profit in fiscal year 2013 was negatively impacted by lower net sales, as certain fixed manufacturing costs were spread over lower sales volumes. Additionally, we experienced an increase in certain production costs at our Roanoke facility in fiscal year 2013 in order to further expand the breadth of our production capabilities to support future growth, as well as to accommodate potential higher levels of production from anticipated future sales opportunities. Furthermore, our gross profit percentages are heavily dependent upon product mix and may vary quarterly or annually based on both anticipated and unanticipated changes in product mix.

9	Optical Cable Corporation

Selling, General and Administrative Expenses
SG&A expenses decreased to $25.0 million in fiscal year 2013 from $27.3 million in fiscal year 2012. SG&A expenses as a percentage of net sales were 33.2% in fiscal year 2013 compared to 32.7% in fiscal year 2012.
The decrease in SG&A expenses during fiscal year 2013 compared to fiscal year 2012 was primarily due to decreased employee related costs. Compensation costs decreased in fiscal year 2013 as a result of decreases in commissions and employee incentives due to decreased net sales and the financial results of fiscal year 2013.
SG&A expenses increased to $27.3 million in fiscal year 2012 from $25.2 million in fiscal year 2011. SG&A expenses as a percentage of net sales decreased to 32.7% in fiscal year 2012 compared to 34.3% in fiscal year 2011.
The increase in SG&A expenses during fiscal year 2012 compared to fiscal year 2011 was primarily due to increased employee related costs and shipping costs. Compensation costs increased in fiscal year 2012 largely as a result of increases in commissions and employee incentives due to increased net sales and the financial results of fiscal year 2012. Shipping costs also increased as net sales increased.
Royalty Income (Expense), Net
We recognized royalty expense, net of royalty income, totaling $79,000 during fiscal year 2013, compared to royalty income, net of royalty and related expenses, totaling $299,000 during fiscal year 2012. The change when comparing the two fiscal years, is primarily due to the expiration of certain patents during fiscal year 2012, which had previously generated a large portion of our royalty income. The expired patents were acquired in our 2008 acquisition of SMP Data Communications. As a result, we expect the trend of royalty expense largely or completely offsetting royalty income to continue in the future. We also expect amortization expense associated with intangible assets to continue to decline as well.
We recognized royalty income, net of royalty and related expenses, totaling $299,000 during fiscal year 2012, compared to $783,000 during fiscal year 2011. The decrease in royalty income, net when comparing the two fiscal years, is primarily due to the expiration of certain patents during fiscal year 2012, which had previously generated a large portion of our royalty income.
Amortization of Intangible Assets
We recognized $70,000 of amortization expense, associated with intangible assets, during fiscal year 2013, compared to amortization expense of $134,000 during fiscal year 2012. The decrease in amortization expense when comparing the two fiscal years is primarily due to the fact that the purchased developed technology asset, acquired in connection with the acquisition of SMP Data Communications, was amortized using a declining balance method over the useful life of the asset; therefore, the amortization expense decreases as the asset ages and nears the end of its useful life. The purchased developed technology asset acquired in connection with the acquisition of SMP Data Communications was fully amortized during fiscal year 2013.
We recognized $134,000 of amortization expense, associated with intangible assets, during fiscal year 2012, compared to amortization expense of $431,000 during fiscal year 2011.
Other Expense, Net
We recognized other expense, net of $492,000 in fiscal year 2013 compared to $534,000 in fiscal year 2012. Other expense, net for fiscal year 2013 is comprised of: interest expense totaling $467,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.
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

Optical Cable Corporation	10

Income Before Income Taxes
We reported income before income taxes of $275,000 for fiscal year 2013 compared to $3.9 million for fiscal year 2012. This decrease was primarily due to the decrease in gross profit of $5.6 million in fiscal year 2013, partially offset by the decrease in SG&A expenses of $2.3 million, compared to fiscal year 2012.
We reported income before income taxes of $3.9 million for fiscal year 2012 compared to $856,000 for fiscal year 2011. This increase was primarily due to the increase in gross profit of $5.3 million in fiscal year 2012, partially offset by the increase in SG&A expenses of $2.1 million, compared to fiscal year 2011.
Income Tax Expense
Income tax expense totaled $348,000 for fiscal year 2013, compared to $1.3 million for fiscal year 2012. Our effective tax rate was 126.3% in fiscal year 2013, compared to 32.4% in fiscal year 2012.
Fluctuations in our effective tax rates are primarily due to permanent differences in U.S. GAAP and tax accounting for various tax deductions and benefits, but can also be significantly different from the statutory tax rate when income or loss before taxes is at a level such that permanent differences in U.S. GAAP and tax accounting treatment have a disproportional impact on the projected effective tax rate. During fiscal year 2013, our effective tax rate was negatively impacted by both the disproportionate share of our combined permanent differences relative to pretax income and the impact of the loss of a portion of the permanent domestic manufacturing deductions taken by us in fiscal years 2011 and 2012, resulting from the anticipated carryback of our fiscal year 2013 net operating loss.
Income tax expense totaled $1.3 million for fiscal year 2012, compared to $398,000 for fiscal year 2011. Our effective tax rate was 32.4% in fiscal year 2012, compared to 46.5% in fiscal year 2011.
Net Income (Loss)
Net loss attributable to OCC for fiscal year 2013 was $43,000 compared to net income attributable to OCC of $2.7 million for fiscal year 2012. This change was primarily due to the decrease in income before income taxes of $3.6 million for fiscal year 2013 compared to fiscal year 2012.
Net income attributable to OCC for fiscal year 2012 was $2.7 million compared to $666,000 for fiscal year 2011. This increase was primarily due to the increase in income before income taxes of $3.0 million for fiscal year 2012 compared to fiscal year 2011.
Financial Condition
Total assets decreased $2.3 million, or 4.9%, to $45.4 million at October 31, 2013, from $47.8 million at October 31, 2012. This decrease is due primarily to a $2.6 million decrease in trade accounts receivable, net, largely resulting from the decrease in net sales in the fourth quarter of fiscal year 2013 when compared to the fourth quarter of fiscal year 2012.
Total liabilities decreased $1.9 million, or 10.6%, to $15.9 million at October 31, 2013, from $17.7 million at October 31, 2012. This decrease is primarily due to a $3.1 million decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, largely due to the timing of related payments when comparing the two fiscal years, partially offset by a $1.5 million increase in note payable to bank under our revolving line of credit.
Total shareholders’ equity attributable to OCC at October 31, 2013 decreased $446,000, or 1.5%, during fiscal year 2013. The decrease resulted from a net loss attributable to OCC of $43,000, the repurchase and retirement of 129,500 shares of our common stock for $543,000 and dividends declared of $514,000, partially offset by share-based compensation, net, of $613,000.
Liquidity and Capital Resources
Our primary capital needs during fiscal year 2013 have been to fund working capital requirements and capital expenditures, as well as the repurchase and retirement of our common stock. Our primary source of capital for these purposes has been existing cash, borrowings under our revolving credit facility and cash provided by operations. As of October 31, 2013 and 2012, we had outstanding loan balances under our revolving credit facility totaling $2.5 million and $1.0 million, respectively. As of October 31, 2013 and 2012, we had outstanding loan balances, excluding our revolving credit facility, totaling $7.8 million and $8.0 million, respectively.

11	Optical Cable Corporation

Our cash totaled $750,000 as of October 31, 2013, an increase of $159,000, compared to $591,000 as of October 31, 2012. The increase in cash for the fiscal year ended October 31, 2013, resulted from net cash provided by operating activities of $3.5 million, partially offset by cash used in investing activities of $3.1 million (primarily related to capital expenditures) and net cash used in financing activities of $173,000 (primarily related to the repurchase and retirement of our common stock totaling $543,000 and cash dividends paid totaling $479,000, partially offset by net borrowings on the revolving credit facility totaling $1.5 million).
On October 31, 2013, we had working capital of $27.0 million, compared to $26.8 million as of October 31, 2012. The ratio of current assets to current liabilities as of October 31, 2013, was 6.6 to 1 compared to 4.4 to 1 as of October 31, 2012. The increase in working capital and the improved ratio of current assets to current liabilities as of October 31, 2013 compared to October 31, 2012 was primarily the result of the $3.1 million decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, partially offset by the $2.6 million decrease in trade accounts receivable, net.
Net Cash
Net cash provided by operating activities was $3.5 million in fiscal year 2013 compared to $2.0 million in fiscal year 2012, and $2.4 million in fiscal year 2011.
Net cash provided by operating activities during fiscal year 2013 primarily resulted from certain adjustments to reconcile net loss to net cash provided by operating activities, including depreciation, amortization and accretion of $2.1 million and share-based compensation expense of $971,000. Additionally, decreases in accounts receivable of $2.6 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, of $3.0 million and a net loss totaling $72,000.
Net cash provided by operating activities during fiscal year 2012 primarily resulted from net income of $2.6 million and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation, amortization and accretion of $2.2 million and share-based compensation expense of $1.4 million. All of the aforementioned non-cash expenses positively affecting cash provided by operating activities were partially offset by an increase in accounts receivable of $1.8 million, an increase in inventories of $2.0 million and a decrease in accounts payable and accrued expenses of $1.3 million.
Net cash provided by operating activities during fiscal year 2011 primarily resulted from net income of $457,000 and certain adjustments to reconcile net income to net cash provided by operating activities, including depreciation, amortization and accretion of $2.7 million and share-based compensation expense of $893,000. All of the aforementioned non-cash expenses positively affecting cash provided by operating activities were partially offset by an increase in inventories of $2.1 million.
Net cash used in investing activities totaled $3.1 million in fiscal year 2013 compared to $1.6 million in fiscal year 2012 and $1.5 million in fiscal year 2011. Net cash used in investing activities during fiscal years 2013, 2012 and 2011 resulted primarily from the purchases of property and equipment and deposits for the purchase of property and equipment.
Net cash used in financing activities was $173,000 in fiscal year 2013 compared to $934,000 in fiscal year 2012 and $2.3 million in fiscal year 2011. Net cash used in financing activities in fiscal year 2013 resulted primarily from the repurchase and retirement of 129,500 shares of our common stock for $543,000 and the $479,000 payment of dividends previously declared, partially offset by proceeds from a note payable to our bank under our line of credit, net of repayments, of $1.5 million. Net cash used in financing activities in fiscal year 2012 resulted primarily from the repurchase and retirement of 267,000 shares of our common stock for $1.2 million and the $357,000 payment of dividends previously declared, partially offset by proceeds from a note payable to our bank under our line of credit, net of repayments, of $1.0 million. Net cash used in financing activities in fiscal year 2011 resulted primarily from the repurchase and retirement of 183,025 shares of our common stock totaling $846,000 and the repayment of our note payable to bank under our revolving credit facility of $700,000.
Credit Facilities
We have credit facilities consisting of a real estate term loan, as amended (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended (the “North Carolina Real Estate Loan”) and a revolving credit facility, as amended (the “Commercial Loan”).
Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Valley Bank, have a fixed interest rate of 4.25% and are secured by a first priority lien on all of our personal property and assets, except for our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company’s real property.

Optical Cable Corporation	12

The Commercial Loan provides us with a revolving line of credit for the working capital needs of the Company. On August 30, 2013, we refinanced and replaced the existing revolving credit facility with SunTrust Bank by entering into a new Commercial Loan with SunTrust Bank. The new Commercial Loan increased the loan limit that we may borrow under our revolving line of credit from $6.0 million to $9.0 million, removed the interest rate floor of 3.0% and the unused commitment fee in exchange for a slightly higher interest rate on outstanding balances of LIBOR plus 2.2% (which at this time results in an interest rate of 2.4%), and extended the maturity date of the new Commercial Loan to August 31, 2015.
Under the terms of the new Commercial Loan, we can borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $9.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Within the revolving loan limit of the new Commercial Loan, we may borrow, repay, and reborrow, at any time until August 31, 2015, the extended maturity date of the new Commercial Loan.
Also on August 30, 2013, we entered into a Sixth Loan Modification Agreement with Valley Bank to amend the definition of "SunTrust Debt" to provide for the revisions to the Commercial Loan described herein.
Advances under the Commercial Loan (prior to the refinancing on August 30, 2013) accrued interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Advances under the new Commercial Loan accrue interest at LIBOR plus 2.2%. Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the new Commercial Loan maturity date of August 31, 2015.
The new Commercial Loan is secured by a first priority lien on all of our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper.
As of October 31, 2013, we had $2.5 million of outstanding borrowings on our Commercial Loan and approximately $6.5 million in available credit.
Capital Expenditures
As of October 31, 2013, we have spent approximately $2.8 million to add new manufacturing equipment at our fiber optic cable production facility in order to further expand the breadth of our production capabilities and to support anticipated increased demand for our fiber optic cable products. As of October 31, 2013, we have committed an additional $100,000 to support these efforts. We did not have any other material commitments for capital expenditures as of October 31, 2013. During our 2013 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $3.8 million. We actually incurred capital expenditures totaling $3.0 million, for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2013.
During our 2014 fiscal year budgeting process, we included an estimate for capital expenditures of $2.8 million for the year. These expenditures will be funded out of our working capital or borrowings under our credit facilities. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2013. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in any given year.
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

13	Optical Cable Corporation

Seasonality
Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, our trend for the last three fiscal years has been that an average of approximately 48%, 47% and 48% of our net sales occurred during the first half of fiscal years 2013, 2012 and 2011, respectively, and an average of approximately 52%, 53% and 52% of our net sales occurred during the second half of fiscal years 2013, 2012 and 2011, respectively. We believe net sales may not follow this pattern in periods when overall economic conditions in the industry and/or in the world are atypical.
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
Revenue Recognition
Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2013.
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

Optical Cable Corporation	14

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
Quantitative and Qualitative Disclosures About Market Risk
We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2013, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.
New Accounting Standards
In July 2013, the FASB issued Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). The amendments in ASU 2013-11 clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, then the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013, with early adoption permitted. The adoption of ASU 2013-11 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.
There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.
Disagreements with Accountants
We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2013.

15	Optical Cable Corporation

Consolidated Balance Sheets
October 31, 2013 and 2012

	October 31,
	2013	2012
Assets
Current assets:
Cash	$750,303	$591,038
Trade accounts receivable, net of allowance for doubtful accounts of $74,073 in 2013 and $92,148 in 2012	9,951,970	12,601,402
Other receivables	225,016	216,212
Income taxes refundable	590,569	118,058
Inventories	18,234,279	18,464,019
Prepaid expenses and other assets	331,141	484,406
Deferred income taxes - current	1,726,695	2,289,530
Total current assets	31,809,973	34,764,665
Property and equipment, net	12,827,198	11,648,166
Intangible assets, net	340,807	245,956
Deferred income taxes - noncurrent	161,063	513,817
Other assets, net	275,858	589,741
Total assets	$45,414,899	$47,762,345
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$258,628	$247,739
Accounts payable and accrued expenses	3,267,812	4,191,633
Accrued compensation and payroll taxes	1,297,591	3,464,452
Income taxes payable	—	22,937
Total current liabilities	4,824,031	7,926,761
Note payable to bank	2,500,000	1,000,000
Long-term debt, excluding current installments	7,497,042	7,755,680
Deferred income taxes - noncurrent	83,158	—
Other noncurrent liabilities	950,952	1,044,862
Total liabilities	15,855,183	17,727,303
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 6,570,734 shares in 2013 and 6,411,592 in 2012	8,679,435	8,024,544
Retained earnings	21,519,238	22,619,814
Total shareholders’ equity attributable to Optical Cable Corporation	30,198,673	30,644,358
Noncontrolling interest	(638,957)	(609,316)
Total shareholders’ equity	29,559,716	30,035,042
Commitments and contingencies
Total liabilities and shareholders’ equity	$45,414,899	$47,762,345
See accompanying notes to consolidated financial statements.

Optical Cable Corporation	16

Consolidated Statements of Operations
Years ended October 31, 2013, 2012 and 2011

	Years Ended October 31,
	2013	2012	2011
Net sales	$75,266,038	$83,523,330	$73,339,591
Cost of goods sold	49,353,746	51,970,244	47,048,370
Gross profit	25,912,292	31,553,086	26,291,221
Selling, general and administrative expenses	24,996,440	27,300,248	25,168,893
Royalty (income) expense, net	78,998	(299,174)	(783,230)
Amortization of intangible assets	69,733	134,201	430,807
Income from operations	767,121	4,417,811	1,474,751
Other expense, net:
Interest income	—	8,416	4,659
Interest expense	(466,601)	(558,661)	(624,829)
Other, net	(25,210)	15,969	1,170
Other expense, net	(491,811)	(534,276)	(619,000)
Income before income taxes	275,310	3,883,535	855,751
Income tax expense	347,788	1,257,335	398,252
Net income (loss)	$(72,478)	$2,626,200	$457,499
Net loss attributable to noncontrolling interest	(29,641)	(123,117)	(208,817)
Net income (loss) attributable to Optical Cable Corporation	$(42,837)	$2,749,317	$666,316
Net income (loss) attributable to Optical Cable Corporation per share: Basic and diluted	$(0.01)	$0.43	0.11
Cash dividends declared per common share	$0.08	$0.06	$0.04
See accompanying notes to consolidated financial statements.

17	Optical Cable Corporation

Consolidated Statements of Shareholders’ Equity
Years ended October 31, 2013, 2012 and 2011

			Retained Earnings	Total Shareholders' Equity Attributable to OCC	Noncontrolling Interest	Total Shareholders’ Equity
	Common Stock
	Shares	Amount
Balances at October 31, 2010	6,280,173	$5,987,777	$21,869,667	$27,857,444	$(277,382)	$27,580,062
Share-based compensation, net	190,613	630,973	—	630,973	—	630,973
Repurchase and retirement of common stock (at cost)	(183,025)	—	(846,287)	(846,287)	—	(846,287)
Common stock dividends declared, $0.04 per share	—	—	(252,087)	(252,087)	—	(252,087)
Excess tax benefits from share-based compensation	—	152,815	—	152,815	—	152,815
Net income	—	—	666,316	666,316	(208,817)	457,499
Balances at October 31, 2011	6,287,761	6,771,565	21,437,609	28,209,174	(486,199)	27,722,975
Share-based compensation, net	390,831	1,249,417	—	1,249,417	—	1,249,417
Repurchase and retirement of common stock (at cost)	(267,000)	—	(1,176,661)	(1,176,661)	—	(1,176,661)
Common stock dividends declared, $0.06 per share	—	—	(390,451)	(390,451)	—	(390,451)
Excess tax benefits from share-based compensation	—	3,562	—	3,562	—	3,562
Net income	—	—	2,749,317	2,749,317	(123,117)	2,626,200
Balances at October 31, 2012	6,411,592	8,024,544	22,619,814	30,644,358	(609,316)	30,035,042
Share-based compensation, net	288,642	613,293	—	613,293	—	613,293
Repurchase and retirement of common stock (at cost)	(129,500)	—	(543,420)	(543,420)	—	(543,420)
Common stock dividends declared, $0.08 per share	—	—	(514,319)	(514,319)	—	(514,319)
Excess tax benefits from share-based compensation	—	41,598	—	41,598	—	41,598
Net loss	—	—	(42,837)	(42,837)	(29,641)	(72,478)
Balances at October 31, 2013	6,570,734	$8,679,435	$21,519,238	$30,198,673	$(638,957)	$29,559,716
See accompanying notes to consolidated financial statements.

Optical Cable Corporation	18

Consolidated Statements of Cash Flows
Years Ended October 31, 2013, 2012 and 2011

	Years ended October 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss)	$(72,478)	$2,626,200	$457,499
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	2,051,433	2,181,100	2,688,150
Bad debt expense (recovery)	20,461	(10,327)	40,231
Deferred income tax expense (benefit)	998,747	(558,770)	132,097
Share-based compensation expense	971,145	1,440,534	893,354
Impact of excess tax benefits from share-based compensation	(41,598)	(3,562)	(152,815)
Loss on sale of property and equipment	12,858	6,974	3,176
(Increase) decrease in:
Trade accounts receivable	2,628,971	(1,793,255)	(178,428)
Other receivables	(8,804)	294,502	95,721
Income taxes refundable	(472,511)	316,066	(61,034)
Inventories	229,740	(1,966,834)	(2,074,398)
Prepaid expenses and other assets	153,265	(118,948)	(32,983)
Other assets, net	—	12,884	6,562
Increase (decrease) in:
Accounts payable and accrued expenses	(800,378)	(1,336,095)	2,230
Accrued compensation and payroll taxes	(2,166,861)	884,587	398,630
Income taxes payable	18,661	26,499	89,225
Other noncurrent liabilities	(47,114)	(16,946)	44,167
Net cash provided by operating activities	3,475,537	1,984,609	2,351,384
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(2,983,960)	(1,467,089)	(1,492,140)
Investment in intangible assets	(164,584)	(84,314)	(31,070)
Proceeds from sale of property and equipment	5,000	80	35,086
Net cash used in investing activities	(3,143,544)	(1,551,323)	(1,488,124)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	(357,852)	(191,117)	(262,381)
Proceeds from note payable to bank	4,550,000	6,250,000	—
Principal payments on long-term debt and note payable to bank	(3,297,749)	(5,437,485)	(878,231)
Payments for financing costs	—	(25,000)	(97,405)
Principal payments on related party loans	(86,177)	—	(110,363)
Repurchase of common stock	(543,420)	(1,176,661)	(846,287)
Impact of excess tax benefits from share-based compensation	41,598	3,562	152,815
Common stock dividends paid	(479,128)	(357,060)	(251,953)
Net cash used in financing activities	(172,728)	(933,761)	(2,293,805)
Net increase (decrease) in cash	159,265	(500,475)	(1,430,545)
Cash at beginning of year	591,038	1,091,513	2,522,058
Cash at end of year	$750,303	$591,038	$1,091,513
Supplemental disclosure of cash flow information:
Cash payment for interest	$449,134	$524,936	$573,475
Income taxes paid (refunded), net	$(187,548)	$1,462,886	$191,009
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$19,132	$177,766	$109,896
Common stock dividends declared and included in accounts payable and accrued expenses at year end	$131,518	$96,327	$62,936
See accompanying notes to consolidated financial statements.

19	Optical Cable Corporation

Notes to Consolidated Financial Statements
Years ended October 31, 2013, 2012 and 2011

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business
Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, offering an integrated suite of high quality, warranted products which operate as a system solution or can be integrated with other providers’ offerings. The Company’s product offerings include cabling and connectivity products designed for uses ranging from commercial, enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications.
Founded in 1983, OCC is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia; near Asheville, North Carolina; and near Dallas, Texas.
OCC acquired Superior Modular Products Incorporated, doing business as SMP Data Communications ("SMP Data Communications" or "SMP") on May 30, 2008, and merged SMP with and into OCC on October 31, 2009.
OCC acquired Applied Optical Systems, Inc. ("AOS") on October 31, 2009. AOS is a wholly owned subsidiary of OCC doing business as OCC and Optical Cable Corporation.
OCC owns 70% of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”). Centric Solutions is a business founded in 2008 to provide cabling and connectivity solutions for the datacenter market.
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
All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2013, the Company had bank deposits in excess of the insured limit totaling $405,232. As of October 31, 2012, all of the Company’s bank deposits were insured.
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2013 and 2012, the Company had no cash equivalents.

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

Optical Cable Corporation	20

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
Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2.2 million, $2.6 million and $2.2 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2013, 2012 and 2011, respectively.

(j)	Research and Development
Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.4 million, $1.3 million and $1.1 million for the fiscal years ended October 31, 2013, 2012 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising
Advertising costs are expensed as incurred. Advertising costs totaled approximately $546,000, $741,000 and $570,000 for the fiscal years ended October 31, 2013, 2012 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

21	Optical Cable Corporation

(l)	Income Taxes
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

(m)	Long-Lived Assets
Long-lived assets, such as property and equipment and acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. When applicable, assets to be disposed of are reported separately in the consolidated balance sheet at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

Optical Cable Corporation	22

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable
A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2013, 2012 and 2011 follows:

	Years ended October 31,
	2013	2012	2011
Balance at beginning of year	$92,148	$145,616	$120,450
Bad debt expense (recovery)	20,461	(10,327)	40,231
Losses charged to allowance	(38,922)	(43,141)	(15,065)
Recoveries added to allowance	386	—	—
Balance at end of year	$74,073	$92,148	$145,616

(3)Inventories
Inventories as of October 31, 2013 and 2012 consist of the following:

	October 31,
	2013	2012
Finished goods	$5,569,539	$5,909,892
Work in process	3,617,124	3,220,423
Raw materials	8,828,072	9,106,277
Production supplies	219,544	227,427
Total	$18,234,279	$18,464,019

(4)	Property and Equipment, Net
Property and equipment, net as of October 31, 2013 and 2012 consists of the following:

	October 31,
	2013	2012
Land	$3,144,068	$3,144,068
Building and improvements	7,990,110	7,914,321
Machinery and equipment	22,217,244	19,354,823
Furniture and fixtures	950,640	953,381
Construction in progress	251,727	447,321
Total property and equipment, at cost	34,553,789	31,813,914
Less accumulated amortization and depreciation	(21,726,591)	(20,165,748)
Property and equipment, net	$12,827,198	$11,648,166

23	Optical Cable Corporation

(5)	Acquired Intangible Assets
Following is a summary of acquired intangible assets as of October 31, 2013 and 2012, which were acquired in connection with the acquisitions of SMP Data Communications and AOS, excluding assets written-off as impaired:

	October 31, 2013
	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,447	1.0	$(2,358,318)
Customer list	96,355	1.0	(77,084)
Total	$2,469,802		$(2,435,402)

	October 31, 2012
	Gross carrying amount	Weighted- average amortization period in years	Accumulated amortization
Amortizing intangible assets:
Developed technology	$2,373,447	1.3	$(2,310,155)
Customer list	96,355	2.0	(57,813)
Total	$2,469,802		$(2,367,968)

Aggregate amortization expense for amortizing intangible assets was $69,733, $134,201 and $430,807 for the years ended October 31, 2013, 2012 and 2011, respectively. Estimated amortization expense for the next year (the acquired intangible assets will be fully amortized in fiscal year 2014) is $34,400. Amortization of intangible assets is calculated using an accelerated method or a straight-line method over the estimated useful lives of the intangible assets.

(6)	Product Warranties
The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2013 and 2012, the Company’s accrual for estimated product warranty claims totaled $190,000 and $250,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which in certain cases can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2013, 2012 and 2011 totaled $224,969, $348,947 and $222,150, respectively.
The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2013 and 2012:

	Years ended October 31,
	2013	2012
Balance at beginning of year	$250,000	$175,000
Liabilities accrued for warranties issued during the year	385,272	411,381
Warranty claims paid during the period	(284,969)	(273,947)
Changes in liability for pre-existing warranties during the year	(160,303)	(62,434)
Balance at end of year	$190,000	$250,000

Optical Cable Corporation	24

(7)	Long-term Debt and Note Payable to Bank
The Company has credit facilities consisting of a real estate term loan, as amended (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended (the “North Carolina Real Estate Loan”) and a revolving credit facility, as amended (the “Commercial Loan”).
Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Valley Bank, have a fixed interest rate of 4.25% and are secured by a first priority lien on all of the Company’s personal property and assets, except for the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company’s real property.
Long-term debt as of October 31, 2013 and 2012 consists of the following:

	October 31,
	2013	2012
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $36,426, including interest (at 4.25%), with final payment of $4,858,220 due April 30, 2018	$5,767,947	$5,952,200
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $12,553, including interest (at 4.25%), with final payment of $1,674,217 due April 30, 2018	1,987,723	2,051,219
Total long-term debt	7,755,670	8,003,419
Less current installments	258,628	247,739
Long-term debt, excluding current installments	$7,497,042	$7,755,680
The Commercial Loan provides the Company with a revolving line of credit for the working capital needs of the Company. On August 30, 2013, the Company refinanced and replaced the existing revolving credit facility with SunTrust Bank by entering into a new Commercial Loan with SunTrust Bank. The new Commercial Loan increased the loan limit that the Company may borrow under its line of credit from $6.0 million to $9.0 million, removed the interest rate floor of 3.0% and the unused commitment fee in exchange for a slightly higher interest rate on outstanding balances of LIBOR plus 2.2% (resulting in an interest rate of 2.4% as of October 31, 2013), and extended the maturity date of the new Commercial Loan to August 31, 2015.
Under the terms of the new Commercial Loan, the Company may borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $9.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory. Within the revolving loan limit of the new Commercial Loan, the Company may borrow, repay, and reborrow, at any time from time to time until August 31, 2015, the extended maturity date of the new Commercial Loan.
Also on August 30, 2013, the Company entered into a Sixth Loan Modification Agreement with Valley Bank to amend the definition of "SunTrust Debt" to provide for the revisions to the Commercial Loan described herein.
Advances under the Commercial Loan (prior to the refinancing of the loan on August 30, 2013) accrued interest at the greater of (x) LIBOR plus 2.0%, or (y) 3.0%. Advances under the new Commercial Loan accrue interest at LIBOR plus 2.2%. Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the new Commercial Loan maturity date of August 31, 2015.
The new Commercial Loan is secured by a first priority lien on all of the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper.
As of October 31, 2013, the Company had $2.5 million of outstanding borrowings on its new Commercial Loan and $6.5 million in available credit. As of October 31, 2012, the Company had outstanding borrowings of $1.0 million on its Commercial Loan and $5.0 million in available credit.
The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2013 are: $258,628 in fiscal year 2014, $2,769,995 in fiscal year 2015, $280,997 in fiscal year 2016, $294,212 in fiscal year 2017 and $6,651,838 in fiscal year 2018.

25	Optical Cable Corporation

(8)	Leases
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
The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 2013 (including the Centric Solutions’ lease) consist of the following:

Fiscal year	Operating Lease
2014	$339,576
2015	342,696
2016	209,130
2017	16,413
Total	$907,815

(9)	Related Party Transactions
Included in other noncurrent liabilities as of October 31, 2012 are related party loans totaling $86,177, payable to one of the AOS founders and a trust for which the founder is the co-trustee. During fiscal year 2013, the principal and interest on the related party loans were repaid in full. Interest on the two related party loans accrued at 6% per annum for one of the loans and at a rate equal to the prime rate plus 4% per annum for the other loan.
Interest expense associated with the related party loans for the years ended October 31, 2013, 2012 and 2011 totaled $4,157, $9,602 and $26,841, respectively. Accrued interest payable associated with the related party loans as of October 31, 2012 was $49,925.

(10)	Employee Benefits
Health Insurance Coverage
The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2013, 2012 and 2011, total expense of $3,999,078, $3,303,968 and $3,073,366, respectively, was incurred under the Company’s insured health care program.
401(k) Plan
The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $130,361, $229,417 and $83,245 for the years ended October 31, 2013, 2012 and 2011, respectively.

Optical Cable Corporation	26

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
In March 2013, the Company's shareholders approved the Optical Cable Corporation Amended and Restated 2011 Stock Incentive Plan ("Amended 2011 Plan") that was recommended for approval by the Company's Board of Directors. The Amended 2011 Plan reserves an additional 500,000 common shares of the Company for issuance under the Amended 2011 Plan and succeeds and replaces the 2005 Plan. As of October 31, 2013, there were approximately 395,000 remaining shares available for grant under the Optical Cable Corporation Amended 2011 Plan.
In March 2004, the Company adopted and the Company’s shareholders approved the 2004 Non-employee Directors Stock Plan (the “Non-employee Directors Stock Plan”). In March 2005, the Company adopted and the Company’s shareholders approved amendments to the Non-employee Directors Stock Plan. The Non-employee Directors Stock Plan authorizes the Board of Directors to pay all or a part of director fees, in the form of stock grants, to Board members who are not full-time employees of the Company. The Company has reserved 250,000 shares of common stock for issuance pursuant to awards under the Non-employee Directors Stock Plan. As of October 31, 2013, there were approximately 29,000 remaining shares available for grant under the Non-employee Directors Stock Plan.
Share-based compensation expense for employees and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2013, 2012 and 2011 was $971,145, $1,440,534 and $893,354, respectively.

(a)Stock Option Awards
Prior to July 2002, employees and outside contractors were issued options to purchase common stock. All unexercised option contracts issued by the Company to employees, outside contractors and non-employee members of the Company's Board of Directors had expired as of October 31, 2012.
Stock option activity for the years ended October 31, 2012 and 2011 is as follows:

	Number of options	Weighted- average exercise price
Stock options outstanding at October 31, 2010	166,577	$7.62
Forfeited	(35,189)	9.54
Stock options outstanding at October 31, 2011	131,388	7.11
Forfeited	(131,388)	7.11
Stock options outstanding at October 31, 2012	—	$—

27	Optical Cable Corporation

(b)Restricted Stock Awards
The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees subject to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the Amended 2011 Plan vest based on the passage of time and the remainder vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.
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
The Company recorded total compensation expense related to its restricted stock awards granted to employees totaling $817,657, $1,287,271 and $746,431 during the fiscal years ended October 31, 2013, 2012 and 2011, respectively.
A summary of the status of the Company’s nonvested shares granted to employees under the Amended 2011 Plan as of October 31, 2013, and changes during the year ended October 31, 2013, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2012	590,153	$3.77
Granted	342,035	4.10
Vested	(333,720)	3.78
Forfeited	(3,950)	3.86
Balance at October 31, 2013	594,518	$3.95
As of October 31, 2013, the maximum amount of compensation cost related to unvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will have to recognize over a 3.4 year weighted-average period is approximately $2.2 million.
During the years ended October 31, 2013, 2012 and 2011, restricted stock awards under the Non-employee Directors Stock Plan totaling 36,632, 44,424 and 30,356, respectively, were approved by the Board of Directors of the Company. The shares vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recorded compensation expense totaling $153,488, $153,263 and $146,923 during the years ended October 31, 2013, 2012 and 2011, respectively.

(11)	Business and Credit Concentrations, Major Customers and Geographic Information
The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2013 and 2012 have been adequately provided for in the consolidated financial statements.
For the year ended October 31, 2013, no single customer or distributor accounted for more than 10% of consolidated net sales. As of October 31, 2013, no single customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders' equity.
For the year ended October 31, 2012, 12.7%, or approximately $10,600,000 of consolidated net sales were attributable to one major domestic customer. No other customer or distributor accounted for more than 10% of consolidated net sales for the year ended October 31, 2012.

Optical Cable Corporation	28

As of October 31, 2012, one major domestic customer had an outstanding balance payable to the Company totaling 8.1% of total consolidated shareholders’ equity. No other customer or distributor had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.
For the year ended October 31, 2011, no single customer or distributor accounted for more than 10% of consolidated net sales.
For the years ended October 31, 2013, 2012 and 2011, approximately 70%, 74% and 76%, respectively, of net sales were from customers in the United States, while approximately 30%, 26% and 24%, respectively, were from customers outside of the United States.
Net sales attributable to the United States and all other countries in total for the years ended October 31, 2013, 2012 and 2011 were as follows:

	Years ended October 31,
	2013	2012	2011
United States	$52,931,288	$62,010,259	$55,575,212
Outside the United States	22,334,750	21,513,071	17,764,379
Total net sales	$75,266,038	$83,523,330	$73,339,591
No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2013, 2012 or 2011.
The Company has a single reportable segment for purposes of segment reporting, exclusive of Centric Solutions. For the years ended October 31, 2013, 2012 and 2011, Centric Solutions generated revenues, net of intercompany sales, totaling $1,490,186, $1,774,228 and $839,412, respectively. For the years ended October 31, 2013, 2012 and 2011, Centric Solutions incurred operating losses of approximately $124,000, $515,000 and $873,000, respectively. Total assets of Centric Solutions of approximately $329,000 and $309,000 (net of intercompany amounts) are included in the total consolidated assets of the Company as of October 31, 2013 and 2012, respectively.

(12)	Income Taxes
Income tax expense (benefit) for the years ended October 31, 2013, 2012 and 2011 consists of:

Fiscal year ended October 31, 2013	Current	Deferred	Total
U.S. Federal	$(640,652)	$930,956	$290,304
State	(10,307)	67,791	$57,484
Totals	$(650,959)	$998,747	$347,788

Fiscal year ended October 31, 2012	Current	Deferred	Total
U.S. Federal	$1,648,945	$(491,256)	$1,157,689
State	167,160	(67,514)	$99,646
Totals	$1,816,105	$(558,770)	$1,257,335

Fiscal year ended October 31, 2011	Current	Deferred	Total
U.S. Federal	$137,721	$143,800	$281,521
State	128,434	(11,703)	$116,731
Totals	$266,155	$132,097	$398,252

29	Optical Cable Corporation

Reported income tax expense (benefit) for the years ended October 31, 2013, 2012 and 2011 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income (loss) before income taxes as follows:

	Year ended October 31,
	2013	2012	2011
“Expected” tax expense	$93,605	1,320,402	$290,955
Increase (reduction) in income tax expense resulting from:
Benefit from domestic manufacturing deduction	—	(177,230)	(13,702)
Nondeductible compensation	93,886	—	—
State income taxes, net of federal benefit	39,331	62,936	77,042
Loss of permanent deductions due to NOL carryback	54,907	—	—
Other differences, net	66,059	51,227	43,957
Reported income tax expense	$347,788	$1,257,335	$398,252
The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2013 and 2012 are presented below:

	October 31,
	2013	2012
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$166,789	$77,356
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	951,543	995,304
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	119,054	755,772
Share-based compensation expense	50,541	205,131
Investment in Centric Solutions	137,119	153,631
Net operating loss carryforwards	960,984	951,397
Other	113,579	92,766
Total gross deferred tax assets	2,499,609	3,231,357
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(687,090)	(428,010)
Other receivables, due to accrual for financial reporting purposes	(7,919)	—
Total gross deferred tax liabilities	(695,009)	(428,010)
Net deferred tax asset	$1,804,600	$2,803,347
As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to net operating loss ("NOL") carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2013, $2,790,210 of these NOL carryforwards remain unused and may be used to reduce future taxable income. These NOL carryforwards begin to expire in fiscal year ending October 31, 2024.
The Company generated a Federal NOL and certain state NOLs during fiscal year 2013, which the Company intends to carry back and realize in the coming year. As a result, the Company recognized an income tax receivable in the current year for these NOLs.
The Company generated $14,502 of available state NOLs during fiscal year 2013 which it plans to carry forward. These state NOLs are ineligible for carry back and have expiration dates that vary by state jurisdiction.
Based on the Company’s historical and projected pretax earnings and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at October 31, 2013 will be realized.

Optical Cable Corporation	30

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.
A reconciliation of the unrecognized tax benefits for fiscal years 2013 and 2012 follows:

	October 31,
	2013	2012
Unrecognized tax benefits balance at beginning of year	$221,339	$205,171
Gross decreases for tax positions of prior years	(23,282)	(30,055)
Gross increases for current year tax positions	250	46,223
Unrecognized tax benefits balance at end of year	$198,307	$221,339
During fiscal year 2013, the Company accrued interest and penalties of $7,738 and $5,735, respectively, related to unrecognized tax benefits. During fiscal year 2012, the Company accrued interest of $2,144 and reduced its accrual of penalties by $7,514, related to unrecognized tax benefits. As of October 31, 2013 and 2012, the Company had approximately $108,756 and $95,283, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $110,741 and $128,573 as of October 31, 2013 and 2012, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.
The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2010 through October 31, 2012.

(13)	Fair Value Measurements
The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes, approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable to bank and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are observable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

31	Optical Cable Corporation

(14)	Net Income (Loss) Per Share
The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2013	2012	2011
Net income (loss) attributable to OCC (numerator)	$(42,837)	$2,749,317	$666,316
Shares (denominator)	5,784,545	6,455,817	6,304,776
Basic and diluted net income (loss) per share	$(0.01)	$0.43	$0.11
There were no stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share for the years ended October 31, 2013 and 2012.
Stock options that could potentially dilute net income per share in the future that were not included in the computation of diluted net income per share (because to do so would have been antidilutive for the periods presented) totaled 131,388 for the year ended October 31, 2011.
Unvested shares as of October 31, 2013 totaling 594,518, were not included in the computation of basic and diluted net loss per share for the year ended October 31, 2013 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for those periods).

(15)	Shareholders’ Equity
Share Repurchases
The Company, through plans approved by its Board of Directors, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2013	129,500	$543,420
2012	267,000	1,176,661
2011	183,025	846,287
The Company has a plan, approved by its Board of Directors on September 20, 2012, to purchase and retire up to 320,000 shares of the Company’s common stock, or approximately 4.9% of the shares then outstanding. The Company anticipates that the purchases will be made over a 12- to 24-month period unless the entire number of shares expected to be purchased under the plan is sooner acquired. As of October 31, 2013, the Company had 123,500 shares of its outstanding common stock remaining to purchase under this plan.
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

Optical Cable Corporation	32

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
Dividends
The Company initiated a quarterly cash dividend of $0.01 per share on its common stock in October 2010. In January 2012, the quarterly cash dividend was increased to $0.015 per share and in December 2012, the quarterly cash dividend was increased to $0.02 per share.

(16)	Contingencies
From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(17)	New Accounting Standards Not Yet Adopted
In July 2013, the FASB issued Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). The amendments in ASU 2013-11 clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, then the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013, with early adoption permitted. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.
There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

33	Optical Cable Corporation

(18)	Quarterly Results of Operations (Unaudited)
The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2013 and 2012:

	Quarter ended
Fiscal year ended October 31, 2013	January 31	April 30	July 31	October 31
Net sales	$17,295,453	$19,124,600	$19,601,919	$19,244,066
Gross profit	6,523,939	6,665,577	6,129,020	6,593,756
Income (loss) before income taxes	151,494	157,568	(219,464)	185,712
Net income (loss) attributable to Optical Cable Corporation	129,820	42,485	(124,611)	(90,531)
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	$0.02	$0.01	$(0.02)	$(0.02)
Cash dividends declared per common share	$0.02	$0.02	$0.02	$0.02

	Quarter ended
Fiscal year ended October 31, 2012	January 31	April 30	July 31	October 31
Net sales	$17,334,015	$22,051,197	$22,003,689	$22,134,429
Gross profit	6,150,054	8,860,894	8,786,953	7,755,185
Income before income taxes	192,461	1,377,432	1,732,652	580,990
Net income attributable to Optical Cable Corporation	192,444	948,925	1,173,428	434,520
Basic and diluted net income per share attributable to Optical Cable Corporation	$0.03	$0.15	$0.18	$0.07
Cash dividends declared per common share	$0.015	$0.015	$0.015	$0.015

Optical Cable Corporation	34

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Optical Cable Corporation:
We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Roanoke, Virginia
December 20, 2013

35	Optical Cable Corporation

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
Annual Meeting
The 2014 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 25, 2014, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Optical Cable Corporation	36

Corporate Information
(Continued)

Common Stock and Dividend Data
Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 440 shareholders of record as of December 13, 2013. Additionally, there are approximately 1,500 beneficial owners as of December 13, 2013. On December 13, 2013, our common stock closed at a price of $3.70 per share.
The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2013	High	Low
Fourth Quarter	$4.58	$3.75
Third Quarter	$4.94	$4.00
Second Quarter	$4.56	$3.83
First Quarter	$4.45	$3.22
	Range of Bid Prices
Fiscal year ended October 31, 2012	High	Low
Fourth Quarter	$5.16	$3.49
Third Quarter	$4.89	$2.65
Second Quarter	$3.62	$2.98
First Quarter	$3.90	$2.74
Dividend Declaration
In October 2010, the Board of Directors authorized the initiation of a quarterly cash dividend and declared a cash dividend on our common stock of $0.01 per share. In fiscal 2011, we declared dividends of $0.01 per share on a quarterly basis. In fiscal 2012, the dividend rate was increased to $0.015 per share and we declared dividends at the increased rate on a quarterly basis. In fiscal 2013, the dividend rate was increased to $0.02 per share and we declared dividends at the increased rate on a quarterly basis. We intend to continue to declare quarterly cash dividends for the foreseeable future; however, the payment of future dividends and the amount of future dividends is at the discretion of our Board of Directors and may be dependent on future earnings, cash flow, financial condition and/or other relevant factors.

37	Optical Cable Corporation

Corporate Information
(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer and Corporate Secretary

Board of Directors of Optical Cable Corporation

Neil D. Wilkin, Jr., Chairman	Chairman of the Board, President and Chief Executive Officer Optical Cable Corporation

Randall H. Frazier	President and Founder R. Frazier, Incorporated

John M. Holland	President and Founder Holland Technical Services

Craig H. Weber	Chairman, Independent Committee Board of Directors Home Care Delivered, Inc

John B. Williamson, III	Chairman of the Board, President and Chief Executive Officer RGC Resources, Inc.

Optical Cable Corporation	38

OPTICAL CABLE CORPORATION

CORPORATE HEADQUARTERS
5290 Concourse Drive | Roanoke, VA 24019 | USA
Phone: +1-540-265-0690 | 800-622-7711
Fax: +1-540-265-0724