Form 10-K, Exhibit 13
period 2015-10-31
OPTICAL CABLE CORP
filed 2016-01-28
CIK 1000230

Exhibit 13.1

OCC®

2015

annual report

STRONG. INNOVATIVE. COMMUNICATIONS SOLUTIONS.™

Roanoke
Asheville
Dallas

ROANOKE, VA
Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

ASHEVILLE, NC
Enterprise Connectivity Manufacturing Facility
ISO 9001:2008 registered

DALLAS, TX
Military & Harsh Environment Connectivity Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

OPTICAL CABLE CORPORATION

Annual Report

2015

TABLE OF CONTENTS

3	Selected Consolidated Financial Information

4	Letter from the CEO

7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

25	Consolidated Financial Statements

29	Notes to Consolidated Financial Statements

47	Report of Independent Registered Public Accounting Firm

48	Corporate Information

Page intentionally left blank.

Optical Cable Corporation (OCC)

Selected Consolidated Financial Information

(in thousands, except per share data)

	Years ended October 31,
	2015 (1)	2014	2013	2012	2011
Consolidated Statement of Operations Information:
Net sales	$73,569	$82,978	$75,266	$83,523	$73,339
Cost of goods sold	51,773	54,506	49,354	51,970	47,048
Gross profit	21,796	28,472	25,912	31,553	26,291
Selling, general and administrative expenses	24,043	26,989	24,996	27,300	25,169
Royalty (income) expense, net	124	110	79	(299)	(783)
Amortization of intangible assets	11	41	70	134	431
Income (loss) from operations	(2,382)	1,332	767	4,418	1,474
Other expense, net:
Interest expense, net	(440)	(414)	(467)	(550)	(620)
Other, net	7	(28)	(25)	16	1
Income (loss) before income taxes	(2,815)	890	275	3,884	855
Income tax expense	1,482	267	348	1,258	398
Net income (loss)	$(4,297)	$623	$(73)	$2,626	$457
Net loss attributable to noncontrolling interest	(42)	(61)	(30)	(123)	(209)
Net income (loss) attributable to OCC	$(4,255)	$684	$(43)	$2,749	$666

Net income (loss) per share attributable to OCC	$(0.69)	$0.10	$(0.01)	$0.43	$0.11
Weighted average shares:
Basic and diluted	6,201	6,764	5,785	6,456	6,305

Consolidated Balance Sheet Information:
Cash	$1,083	$1,090	$750	$591	$1,092
Working capital	23,504	26,075	26,986	26,838	23,326
Total assets	45,029	50,039	45,415	47,762	44,945
Bank debt	13,227	9,997	10,256	9,003	8,191
Total shareholders’ equity attributable to OCC	26,631	31,007	30,199	30,644	28,209

(1) Fiscal year 2015 includes a $2.4 million non-cash charge related to the establishment of an allowance against OCC's net deferred tax assets. The deferred tax asset valuation allowance in fiscal year 2015 increased income tax expense, increased net loss, increased net loss attributable to OCC, reduced total assets attributable to OCC and reduced total shareholders' equity attributable to OCC, in each case by $2.4 million. The deferred tax asset valuation allowance also increased the net loss per share attributable to OCC by $0.39 per share in fiscal year 2015. See "Income Tax Expense" in the Management Discussion and Analysis section of this annual report and Note 12 to the Consolidated Financial Statements.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation:

Navigating Through a Difficult Environment.

Optical Cable Corporation (OCC®) demonstrated strong operational and financial performance in the enterprise market in fiscal year 2015: our consolidated net sales in this market increased by more than 9% to $38.0 million1, as we continued to execute on key initiatives that we believe will support future growth. Our development of new and updated product families for the enterprise market over the last two years—particularly our enterprise connectivity products—contributed to our increase in sales in this market.

Despite our strength in the enterprise market, our financial results were impacted by weakness in certain harsh environment and specialty markets, including the mining, oil & gas, and military markets, as well as by volatility in the wireless carrier market. The strong U.S. dollar also impacted our sales outside of the U.S.

Unusually slow sales activity in the United States toward the end of calendar year 2015 was suprising, and impacted OCC’s fourth quarter. While weakness in the U.S. will impact OCC’s sales in our first quarter of fiscal 2016, we are optimistic about the remainder of the year.

Importantly, the OCC team is nimble and able to adjust to market challenges, and we will continue to take the actions necessary to ensure OCC’s success. We are confident that we have built a solid foundation that will support continued growth and shareholder value creation in 2016 and beyond.

Financial Overview and Key Financial Performance Metrics.

OCC’s key financial performance metrics for fiscal year 2015 included:

●

Consolidated net sales of $73.6 million, a decrease of $9.4 million or 11.3% compared to net sales of $83.0 million for fiscal year 2014. A single customer in the wireless carrier market accounted for $6.0 million of the total decrease, as certain wireless carriers slowed their purchases—particularly toward the end of the year.

●

Gross profit of $21.8 million, compared to $28.5 million for fiscal year 2014. Gross profit was impacted by lower net sales in certain specialty markets that tend to have higher gross profit margins—including the military, oil & gas, and mining markets. The wireless carrier market also impacted OCC’s gross profit, due to pricing pressures and higher volumes of lower margin hybrid cables.

●	OCC reduced selling, general and administrative expenses during fiscal year 2015 by 10.9% compared to fiscal year 2014.

Optical Cable Corporation (OCC)

●

Net loss attributable to OCC (including the non-cash valuation allowance against net deferred tax assets) was $4.3 million, or $0.69 per share, compared to net income attributable to OCC of $684,000, or $0.10 per share, during fiscal year 2014. A non-cash charge of $2.4 million, or $0.39 per share, in connection with a valuation allowance offsetting OCC’s net deferred tax assets, significantly impacted OCC’s net loss for the fiscal year (see Income Tax Expense in our Management’s Discussion and Analysis in this annual report).

●	OCC generated annual positive cash flow from operating activities again this year. Net cash provided by operating activities was $1.2 million in fiscal year 2015.

●	OCC returned nearly a million dollars to shareholders by declaring dividends and repurchasing and retiring common shares of OCC during the year.

o

OCC declared quarterly cash dividends totaling $0.08 per share during fiscal year 2015, or $560,000, continuing the return of capital to shareholders initiated when our first quarterly dividend was declared in October 2010.

o	OCC repurchased and retired 80,636 shares of common stock during fiscal year 2015, returning $380,000 to shareholders.

Ability to Adjust. Actions Taken.

The OCC team has a demonstrated ability to adjust course in challenging operating environments in order to position the Company for future success. The OCC team has taken and is taking the following steps:

●	Sales and marketing initiatives are underway both to drive increased sales in markets with the greatest growth opportunities and to maintain sales in weaker markets.

●

Cost reductions were implemented near the end of fiscal year 2015 and during the first quarter of 2016, including workforce reductions expected to save approximately $1.0 million annually beginning in fiscal year 2016 and other cost reductions expected to save approximately $575,000 later in fiscal year 2016.

●

Modifications to the capital allocation program have been made to enhance OCC’s financial profile, including the suspension of quarterly dividends beginning January 2016, and the suspension of purchases and retirement of OCC shares under our share repurchase plan. We believe these suspensions are temporary. The Board of Directors will regularly evaluate our dividend policy and share repurchase plan to determine the appropriate time to resume the programs. Our existing share repurchase plan, adopted on July 14, 2015, allows for the purchase of up to 400,000 of our common shares. We continue to believe the purchases will be made over a 24- to 36-month period.

These proactive steps were taken after careful and thorough consideration, and will position OCC for future opportunities.

We are committed to enhancing shareholder value, and the OCC team continues to look for additional opportunities to increase sales, realize manufacturing efficiencies, and reduce costs.

Optical Cable Corporation (OCC)

Looking Forward to Fiscal Year 2016.

The global macroeconomic environment remains challenging as we enter 2016. The slowing Chinese economy, crude oil prices at 12-year lows, weakness in the stock markets, and downsizing at a number of leading manufacturing companies are headline news.

OCC continues to have a strong market position despite the macroeconomic and market headwinds, and we are confident that OCC is well-positioned for continued growth and success.

We have created a broad and growing suite of top-tier integrated connectivity and cabling solutions through product line expansions and innovative product designs. We are confident that these products and solutions, coupled with our investments in manufacturing, will continue to result in new opportunities for value creation at OCC.

We are also fortunate to have a strong team and a committed base of employees. On behalf of the Board and leadership team, we thank them for their hard work, dedication, and service, which enables OCC to maintain safe and productive operations.

Importantly, OCC’s leadership team remains committed to executing our strategy to create substantial long-term value for shareholders. Current employees and members of the Board of Directors own more than 36% of the outstanding shares of OCC as of October 31, 2015—squarely aligning the team’s interests with those of our shareholders.

All of us at OCC are working hard to ensure OCC’s success, and we are confident that we have the right team and the right plan in place to meet the needs of our customers and create value for all OCC shareholders.

Thank you for your investment in OCC and the privilege of allowing us to lead your company.

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer
January 25, 2016

1 Enterprise market as used by OCC excludes harsh environment and various other specialty markets, and usually represents approximately half of OCC’s total sales. Figure excludes Centric Solutions, LLC.

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, and plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies, relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military and wireless carrier industry market sectors); economic conditions that affect U.S. based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) that affect certain geographic markets, the relative costs of U.S. products exported, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; variations resulting from high volatility, large sales orders and high sales concentration among a limited number of customers in the wireless carrier market; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government, including, but not limited to reductions in government spending due to automatic budget cuts or sequestration; ability to recruit and retain key personnel; poor labor relations; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly results in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with financial debt covenants with our lenders; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements, as a result of the small number of holders of the Company’s common stock; a reduction or elimination of dividends declared to shareholders due to inadequate or alternative uses of cash on hand; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (the non-carrier markets), offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market. Our products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, fiber optic reels and accessories and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

OCC® is internationally recognized for pioneering the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use, and creating a broad product offering built on the evolution of these fundamental technologies. OCC is also internationally recognized for its role in establishing copper connectivity data communications standards through its innovative and patented technologies.

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2008 registered and MIL-STD-790F certified, our enterprise connectivity products at our Asheville facility which is ISO 9001:2008 registered, and our harsh environment and specialty connectivity products at our Dallas facility which is ISO 9001:2008 registered and MIL-STD-790F certified.

Optical Cable Corporation (OCC)

OCC designs, develops and manufactures fiber optic cables for a broad range of enterprise, harsh environment and specialty markets and applications. We refer to these products as our fiber optic cable offering. OCC designs, develops and manufactures fiber and copper connectivity products for the enterprise market, including a broad range of enterprise and residential applications. We refer to these products as our enterprise connectivity product offering. OCC designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military and other harsh environment applications. We refer to these products as our harsh environment and specialty connectivity product offering.

We market and sell the products manufactured at our Dallas facility through our wholly owned subsidiary Applied Optical Systems, Inc. (“AOS”) under the names Optical Cable Corporation and OCC® by the efforts of our integrated OCC sales team.

The OCC team seeks to provide top-tier communication solutions by bundling all of our fiber optic and copper data communication product offerings into systems that are best suited for individual data communication needs and application requirements of our customers and the end-users of our systems.

Optical Cable Corporation owns 70% of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”). Centric Solutions is a business founded in 2008 that provides turnkey cabling and connectivity solutions for the datacenter market. Centric Solutions operates and goes to market independently from Optical Cable Corporation; however, in some cases, Centric Solutions may offer products from OCC’s product offering. Centric Solutions’ facility lease expired November 30, 2015, subsequent to the end of OCC’s fiscal year 2015, and was not renewed. OCC has transitioned Centric Solutions’ business to OCC’s facility near Dallas, Texas.

Optical Cable Corporation, OCC®, Procyon®, Procyon Blade™, Superior Modular Products, SMP Data Communications, Applied Optical Systems, and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2015

●

Consolidated net sales for fiscal year 2015 were $73.6 million, a decrease of 11.3% compared to net sales of $83.0 million for fiscal year 2014, due to weakness in various specialty markets and volatility in the wireless carrier market. A consolidated net sales increase of more than 9% to approximately $38.0 million (excluding Centric Solutions) in OCC’s enterprise market was insufficient to overcome decreases in these other markets.

●

OCC’s net sales were negatively impacted by a decrease in demand in certain industry markets, including the military, oil & gas, and mining specialty markets. Many of these specialty markets require specific product and solution expertise and tend to have higher gross profit margins. Net sales outside the U.S. were also negatively impacted by the strong U.S. dollar relative to other international currencies during fiscal year 2015.

●

Gross profit was $21.8 million in fiscal year 2015, compared to $28.5 million for fiscal year 2014. Gross profit was impacted by lower net sales in certain specialty markets which tend to have higher gross profit margins. Also impacting gross profit was the wireless carrier market, with pricing pressures and with higher volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins.

Optical Cable Corporation (OCC)

●	Selling, general and administrative expenses decreased 10.9% during fiscal year 2015 when compared to fiscal year 2014, consistent with our efforts to control and reduce costs.

●

Net loss attributable to OCC was $4.3 million, or $0.69 per share, during fiscal year 2015, compared to net income attributable to OCC of $684,000, or $0.10 per share, during fiscal year 2014. A non-cash charge of $2.4 million, or $0.39 per share, in connection with a valuation allowance offsetting OCC’s net deferred tax assets, significantly impacted OCC’s net loss for the fiscal year.

●	OCC generated annual positive cash flow from operating activities again this year. Net cash provided by operating activities was $1.2 million in fiscal year 2015.

●	OCC returned a total of $940,000 to shareholders by declaring dividends and repurchasing OCC’s common stock during fiscal year 2015.

o

OCC declared quarterly cash dividends totaling $0.08 per share during fiscal year 2015, or $560,000, continuing the regular return of capital to shareholders initiated when we declared our first quarterly dividend in October 2010.

o	OCC repurchased and retired 80,636 shares of common stock during fiscal year 2015, returning $380,000 in capital to shareholders.

●

OCC experienced unusual weakness in many of its markets at the end of fiscal year 2015 (and during the end of calendar 2015), impacting fourth quarter net sales. Net sales during the fourth quarter typically are stronger due to historic seasonality.

●

The OCC team implemented cost reductions near the end of fiscal year 2015 and during the first quarter of 2016, including personnel reductions at the end of fiscal year 2015 expected to save approximately $1.0 million per year beginning in fiscal year 2016.

●	The OCC team continues to look for opportunities to increase sales, to increase manufacturing efficiencies and to reduce costs during this period of weakness in certain of our markets.

Results of Operations

We sell our products internationally and domestically through our sales force to our customers, which include major distributors, various regional and smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentage of net sales to customers outside of the United States and in the United States from period to period based on the timing of large orders, coupled with the impact of increases and decreases in sales to customers in various regions of the world. Sales outside of the U.S. can also be impacted by fluctuations in the exchange rate of the U.S. dollar compared to other currencies.

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

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix. To the extent not negatively impacted by product mix, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales. Hybrid cables (fiber and copper) with higher copper content tend to have lower gross profit margins.

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

Royalty expense, net consists of royalty and related expenses, net of royalty income earned, if any, on licenses associated with our patented products.

Amortization of intangible assets consists of the amortization of capitalized costs associated with internally developed patents that have been granted. Amortization of intangible assets in fiscal years 2014 and 2013 also included the amortization of intellectual property and customer list acquired in the acquisition of AOS. Both the intellectual property and customer list were fully amortized during fiscal year 2014. Amortization of intangible assets is calculated using the straight line method over the estimated useful lives of the intangible assets.

Other expense, net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2015	2014	Change	2014	2013	Change
Net sales	$73,600,000	$83,000,000	(11.3)%	$83,000,000	$75,300,000	10.2%
Gross profit	21,800,000	28,500,000	(23.4)	28,500,000	25,900,000	9.9
SG&A expenses	24,000,000	27,000,000	(10.9)	27,000,000	25,000,000	8.0
Net income (loss) attributable to OCC	(4,300,000)	684,000	(722.0)	684,000	(43,000)	1,697.3

Net Sales

Consolidated net sales for fiscal year 2015 were $73.6 million, a decrease of $9.4 million (or 11.3%) when compared to net sales of $83.0 million in fiscal year 2014, due to weakness in various specialty markets and volatility in the wireless carrier market. A consolidated net sales increase of more than 9% to approximately $39.0 million (excluding Centric Solutions) in OCC’s enterprise market was insufficient to overcome decreases in these other markets.

The decrease in net sales when comparing fiscal years 2015 and 2014 is due to the decrease in net sales of our fiber optic cable products in various specialty markets and our harsh environment and specialty connectivity products. The majority of the net sales decrease in fiscal year 2015 was attributable to large orders from one customer decreasing $6.0 million (or 42.9%) to $8.0 million, when compared to $14.0 million in orders from this customer in fiscal year 2014.

Optical Cable Corporation (OCC)

Additionally, OCC’s net sales were negatively impacted by a decrease in demand in the military, oil & gas, and mining specialty markets, during fiscal year 2015—markets experiencing macroeconomic weakness. Many of our products for these specialty markets require specific product and solution expertise and tend to generate higher gross profit margins. We are also seeing downward pressure on pricing in certain markets, particularly the wireless carrier market.

Net sales outside the U.S. were also negatively impacted by a strong U.S. dollar relative to other currencies, particularly in certain geographic regions. We also experienced unusual weakness in many of our markets at the end of fiscal year 2015 (and during the end of calendar 2015), impacting net sales during the fourth quarter of fiscal year 2015. Net sales during the fourth quarter typically are stronger due to historic seasonality.

The OCC team continues to look for opportunities to increase sales, to increase manufacturing efficiencies and to reduce costs during this period of weakness in certain of our markets.

OCC’s net sales for fiscal year 2014 were $83.0 million—the second highest annual net sales in our history. Net sales increased 10.2% in fiscal year 2014 compared to $75.3 million in fiscal year 2013. The increase in net sales when comparing fiscal years 2014 and 2013 is due primarily to the increase in net sales of our fiber optic cable products. We recognized net sales totaling approximately $14.0 million in fiscal year 2014 as the result of a number of large orders for one customer, compared to net sales of approximately $4.5 million in fiscal year 2013 for that customer.

Net sales to customers outside of the United States were 22%, 21% and 30% of total net sales for fiscal years 2015, 2014 and 2013, respectively. Net sales to customers in the United States decreased 12.3% during fiscal year 2015 compared to fiscal year 2014, and net sales to customers outside of the United States decreased 7.7%. Net sales outside the U.S. continue to be negatively impacted by the strong U.S. dollar relative to other currencies.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year, as was the case in the fiscal year 2015, by the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Gross Profit

Gross profit decreased 23.4% to $21.8 million in fiscal year 2015 from $28.5 million in fiscal year 2014. Gross profit margin, or gross profit as a percentage of net sales, was 29.6% for fiscal year 2015, compared to 34.3% for fiscal year 2014. Gross profit was impacted by lower net sales in certain specialty industry markets which tend to have higher gross profit margins. Also impacting gross profit was the wireless carrier market, with pricing pressures and with volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins.

The OCC team implemented cost reductions near the end of fiscal year 2015 and during the first quarter of 2016, which we expect will positively impact cost of goods sold, gross profit and SG&A expenses later in fiscal year 2016. The cost reductions implemented include personnel cost reductions at the end of fiscal year 2015 expected to save approximately $1.0 million per year beginning in fiscal year 2016. Personnel cost reductions to date primarily are expected to positively impact cost of goods sold and gross profit.

Optical Cable Corporation (OCC)

Gross profit was $28.5 million in fiscal year 2014, a 9.9% increase from $25.9 million in fiscal year 2013. Gross profit margin was 34.3% for fiscal year 2014, compared to 34.4% for fiscal year 2013.

Net sales decreases in certain specialty markets and pricing pressures in certain markets, particularly the wireless carrier market, negatively impacted gross profits during fiscal year 2015, compared to fiscal year 2014. Additionally, our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix. The lower gross profit margin in fiscal year 2015 when compared to fiscal year 2014 was primarily due to the sale of certain lower margin products that negatively impacted our gross profit margin.

The slightly lower gross profit margin in fiscal year 2014, when compared to fiscal year 2013, was primarily due to an increase in sales of certain products that negatively impacted our gross profit margin.

Selling, General and Administrative Expenses

SG&A expenses decreased $2.9 million (or 10.9%) to $24.0 million in fiscal year 2015 from $27.0 million in fiscal year 2014, consistent with our efforts to control and reduce costs. SG&A expenses as a percentage of net sales were 32.7% in fiscal year 2015, compared to 32.5% in fiscal year 2014.

The decrease in SG&A expenses during fiscal year 2015 compared to fiscal year 2014 was primarily due to decreased employee related costs, decreased legal and professional fees and decreased shipping costs. Compensation costs have decreased when comparing fiscal year 2015 to fiscal year 2014 due to the reorganization initiatives implemented during the latter part of fiscal year 2014 and decreases in commissions and employee incentives resulting from decreased net sales and the financial results during fiscal year 2015. Legal and professional fees decreased when comparing fiscal year 2015 to fiscal year 2014 due to atypically high legal and professional fees that occurred in fiscal year 2014 that were not expected to recur and that did not recur in fiscal year 2015. Shipping costs decreased due to the decrease in net sales.

The OCC team implemented cost reductions near the end of fiscal year 2015 and during the first quarter of 2016, which we expect will positively impact cost of goods sold, gross profit and SG&A expenses later in fiscal year 2016. The cost reductions implemented include personnel cost reductions at the end of fiscal year 2015 expected to save approximately $1.0 million per year beginning in fiscal year 2016. Personnel cost reductions to date primarily are expected to positively impact cost of goods sold and gross profit.

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

Optical Cable Corporation (OCC)

Royalty Expense, Net

We recognized royalty expense, net of royalty income, totaling $124,000 during fiscal year 2015, compared to $110,000 during fiscal year 2014. We expect the trend of royalty expense largely or completely offsetting royalty income to continue in fiscal year 2016 as a result of the decline in royalty income due to the expiration of patents for licensed products.

We recognized royalty expense, net of royalty income, totaling $110,000 during fiscal year 2014, compared to $79,000 during fiscal year 2013.

Amortization of Intangible Assets

We recognized $11,000 of amortization expense, associated with intangible assets, during fiscal year 2015, compared to amortization expense of $41,000 during fiscal year 2014. The decrease in amortization expense when comparing the two fiscal years is primarily due to the fact that intangible assets, acquired in connection with the acquisition of AOS in 2009, were fully amortized during fiscal year 2014.

We recognized $41,000 of amortization expense, associated with intangible assets, during fiscal year 2014, compared to amortization expense of $70,000 during fiscal year 2013.

Other Expense, Net

We recognized other expense, net of $433,000 in fiscal year 2015 compared to $442,000 in fiscal year 2014. Other expense, net for fiscal year 2015 is comprised of: interest expense totaling $440,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.

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

Income (Loss) Before Income Taxes

We reported a loss before income taxes of $2.8 million for fiscal year 2015 compared to income before income taxes of $891,000 for fiscal year 2014. This change was primarily due to the decrease in gross profit of $6.7 million in fiscal year 2015 compared to fiscal year 2014, partially offset by the decrease in SG&A expenses of $2.9 million, compared to fiscal year 2014.

We reported income before income taxes of $891,000 for fiscal year 2014 compared to $275,000 for fiscal year 2013. This increase was primarily due to the increase in gross profit of $2.6 million in fiscal year 2014 compared to fiscal year 2013, partially offset by the increase in SG&A expenses of $2.0 million, compared to fiscal year 2013.

Income Tax Expense

Income tax expense totaled $1.5 million for fiscal year 2015, compared to $268,000 for fiscal year 2014. Our effective tax rate was negative 52.7% in fiscal year 2015, compared to 30.0% in fiscal year 2014.

Optical Cable Corporation (OCC)

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

Our effective tax rate for fiscal year 2015 was significantly impacted by the establishment of a $2.4 million valuation allowance against all of our net deferred tax assets, which is a non-cash charge that increased our net loss attributable to OCC for fiscal year 2015 by $2.4 million, or $0.39 per share. See Note 12 to the Consolidated Financial Statements.

Generally, net deferred tax assets arise from temporary differences between amounts recognized for purposes of U.S. generally accepted accounting principles (“U.S. GAAP”) and amounts recognized for tax purposes that result in deductible amounts in future years based on provisions of the tax law. For example, net deferred tax assets can arise from allowances for doubtful accounts (not currently deducted for income tax purposes), allowances against inventory for damaged or slow moving items (not currently deducted for income tax purposes), net operating loss carryforwards (not useable in the current period to reduce income taxes), and similar items from which we might expect to realize a future tax benefit.

U.S. GAAP requires us to evaluate whether it is “more likely than not” that we will be unable to realize the future benefits of our net deferred tax assets. The amount of our loss before income taxes in fiscal year 2015 exceeds our income before taxes during the last two fiscal years. Under U.S. GAAP, this is significant negative evidence—quite difficult to overcome—that leads us to conclude that it is “more likely than not” that we will be unable to realize the future benefits of our net deferred tax assets in the coming years. We have not been able to overcome this conclusion under U.S. GAAP with the required objectively verifiable positive evidence.

While we believe that ultimately we will utilize the benefit of our net deferred tax assets in the future (prior to any expiration of the usability of such deferred tax assets for income tax purposes), we have concluded as a result of our cumulative loss position and insufficient objectively verifiable positive evidence, it is appropriate under U.S. GAAP for us to establish a full valuation allowance against net deferred tax assets as of October 31, 2015.

As a result of establishing a full valuation allowance against our net deferred tax assets, if we generate sufficient taxable income in future periods to realize a portion or all of our net deferred tax assets, our effective income tax rate could be unusually low due to the tax benefit attributable to the necessary decrease in our valuation allowance. Furthermore, if we generate losses before taxes in future periods, our effective income tax rate could also be unusually low, as any increase in our net deferred tax asset from such a net operating loss for tax purposes, would be offset by a corresponding increase to our valuation allowance against our net deferred tax assets.

If we generate sufficient income before taxes in future periods such that U.S. GAAP would permit us to conclude that the removal of any valuation allowance against our net deferred tax asset is appropriate, then during the period in which such determination is made, we will recognize the non-cash benefit of such removal of the valuation allowance in income tax expense on our consolidated statement of operations, which will increase our net income attributable to OCC and will also increase the net deferred tax asset on our consolidated balance sheet. If we do not generate sufficient income before taxes in future periods such that U.S. GAAP would permit us to conclude that the reduction or removal of any valuation allowance against our net deferred tax is appropriate, then no such non-cash benefit would be realized. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets.

See also “Critical Accounting Policies” below and Note 12 to the Consolidated Financial Statements.

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

Optical Cable Corporation (OCC)

Net Income (Loss)

Net loss attributable to OCC for fiscal year 2015 was $4.3 million compared to net income attributable to OCC of $684,000 for fiscal year 2014. This change was primarily due to the decrease in income before income taxes of $3.7 million and the increase in income tax expense of $1.2 million in fiscal year 2015 compared to fiscal year 2014.

Net loss attributable to OCC for fiscal year 2015 was increased by $2.4 million, or $0.39 per share, due to a non-cash charge of $2.4 million to income tax expense to reflect the establishment of a $2.4 million valuation allowance against net deferred tax assets. See disclosures under “Income Tax Expense” above.

Net income attributable to OCC for fiscal year 2014 was $684,000 compared to a net loss attributable to OCC of $43,000 for fiscal year 2013. This change was primarily due to the increase in income before income taxes of $615,000 for fiscal year 2014 compared to fiscal year 2013.

Financial Condition

Total assets decreased $5.0 million, or 10.0%, to $45.0 million at October 31, 2015, from $50.0 million at October 31, 2014. This decrease is primarily due to a $4.9 million decrease in trade accounts receivable, net and a $2.3 million decrease in deferred tax assets. Trade accounts receivable, net decreased largely as a result of the decrease in net sales in the fourth quarter of fiscal year 2015 when compared to the fourth quarter of fiscal year 2014. Deferred tax assets decreased due to the establishment of a $2.4 million valuation allowance against net deferred tax assets, resulting in a non-cash $2.4 million increase in net loss attributable to OCC. See disclosures under “Income Tax Expense” above.

Total liabilities decreased $592,000, or 3.0%, to $19.1 million at October 31, 2015, from $19.7 million at October 31, 2014. The decrease in total liabilities was primarily due to a $3.0 million decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes and a $676,000 decrease in income taxes payable, partially offset by a $3.5 million increase in note payable to bank under our revolving credit facility. Accounts payable and accrued expenses, including accrued compensation and payroll taxes, decreased primarily due to the timing of payments related to certain raw material purchases when comparing the two periods and the timing of certain vendor and payroll related payments. The balance on our revolving credit facility has increased primarily as the result of investments in new manufacturing equipment at our fiber optic cable production facility.

Total shareholders’ equity attributable to OCC at October 31, 2015 decreased $4.4 million, or 14.1%, during fiscal year 2015. The decrease resulted primarily from a net loss attributable to OCC of $4.3 million (which includes a non-cash charge of $2.4 million related to the establishment of a valuation allowance against the full value of our net deferred tax assets), dividends declared of $560,000 and the repurchase and retirement of 80,636 shares of our common stock for $380,000, partially offset by share-based compensation, net of $819,000.

Optical Cable Corporation (OCC)

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2015 have been to fund working capital requirements and capital expenditures. Our primary source of capital for these purposes has been existing cash, borrowings under our revolving credit facility and cash provided by operations. As of October 31, 2015 and 2014, we had an outstanding loan balance under our revolving credit facility totaling $6.0 million and $2.5 million, respectively. As of October 31, 2015 and 2014, we had outstanding loan balances, excluding our revolving credit facility, totaling $7.2 million and $7.5 million, respectively. We have not borrowed any funds under our revolving credit facility since August 2015.

Our cash totaled $1.1 million as of October 31, 2015 and 2014. Net cash provided by operating activities of $1.2 million and net cash provided by financing activities of $2.0 million were offset by capital expenditures totaling $3.1 million.

On October 31, 2015, we had working capital of $23.5 million, compared to $26.1 million as of October 31, 2014. The ratio of current assets to current liabilities as of October 31, 2015, was 5.2 to 1 compared to 3.8 to 1 as of October 31, 2014. The decrease in working capital as of October 31, 2015 compared to October 31, 2014 was primarily due to the $4.9 million decrease in trade accounts receivable, net and the $1.9 million decrease in deferred tax assets - current, partially offset by the $3.0 million decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes. The improved ratio of current assets to current liabilities as of October 31, 2015 compared to October 31, 2014 was due to the fact that current assets decreased 17.6% while current liabilities decreased 39.3%.

Net Cash

Net cash provided by operating activities was $1.2 million in fiscal year 2015 compared to $4.4 million in fiscal year 2014, and $3.5 million in fiscal year 2013.

Net cash provided by operating activities during fiscal year 2015 primarily resulted from certain adjustments to reconcile a net loss of $4.3 million to net cash provided by operating activities including depreciation, amortization and accretion of $2.1 million and share-based compensation expense of $1.1 million. Additionally, the cash flow impact of decreases in trade accounts receivable, net of $4.9 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the cash flow impact of decreases in accounts payable and accrued expenses, including accrued compensation and payroll taxes, of $3.4 million.

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

Net cash provided by operating activities during fiscal year 2013 primarily resulted from certain adjustments to reconcile a net loss of $72,000 to net cash provided by operating activities, including depreciation, amortization and accretion of $2.1 million, and share-based compensation expense of $971,000. Additionally, the cash flow impact of decreases in trade accounts receivable, net of $2.6 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the cash flow impact of decreases in accounts payable and accrued expenses, including accrued compensation and payroll taxes, of $3.0 million.

Optical Cable Corporation (OCC)

Net cash used in investing activities totaled $3.2 million in fiscal year 2015 compared to $3.0 million in fiscal year 2014 and $3.1 million in fiscal year 2013. Net cash used in investing activities during fiscal years 2015, 2014 and 2013 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash provided by financing activities totaled $2.0 million in fiscal year 2015, compared to net cash used in financing activities totaling $1.1 million in fiscal year 2014 and $173,000 in fiscal year 2013. Net cash provided by financing activities in fiscal year 2015 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, of $3.5 million, partially offset by the $556,000 payment of dividends previously declared and the repurchase and retirement of 80,636 shares of our common stock for $380,000. Net cash used in financing activities in fiscal year 2014 resulted primarily from the $540,000 payment of dividends previously declared, principal payments on our long-term debt of $259,000 and the repurchase and retirement of 44,464 shares of our common stock for $195,000. Net cash used in financing activities in fiscal year 2013 resulted primarily from the repurchase and retirement of 129,500 shares of our common stock for $543,000 and the $479,000 payment of dividends previously declared, partially offset by proceeds from a note payable to our bank under our line of credit, net of repayments, of $1.5 million.

We have a plan, approved by our Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding. We anticipate that the purchases will be made over a 24- to 36-month period, but there is no definite time period for repurchase. As of October 31, 2015, we had 398,400 shares remaining to purchase under this plan.

As of the date hereof, we have suspended purchases under our share repurchase plan given current business conditions. At this time, we believe this suspension will be temporary and we will evaluate resuming the share repurchase plan as appropriate.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended (the “North Carolina Real Estate Loan”) and a revolving credit facility, as amended (the “Commercial Loan”).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with BNC Bancorp, as successor to Valley Bank (“BNC”), have a fixed interest rate of 4.25% and are secured by a first priority lien on all of our personal property and assets, except for our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company’s real property.

The Commercial Loan with SunTrust Bank (“SunTrust”) provides us with a revolving line of credit for the working capital needs of the Company. Under the terms of the Commercial Loan, we may borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $9.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory.

On May 7, 2015, we entered into a commercial note of renewal (“Binding Letter of Renewal”) extending the maturity date of the Commercial Loan to August 31, 2017. The Binding Letter of Renewal extends the maturity date of the Commercial Loan. All other terms of the Commercial Loan remain unaltered and remain in full force and effect. Within the revolving loan limit of the Commercial Loan and Binding Letter of Renewal, we may borrow, repay, and reborrow, at any time until August 31, 2017. We also entered into an Amended and Restated Security Agreement dated May 7, 2015 which is substantially similar in all material aspects to, and replaces in its entirety, the original Security Agreement dated April 30, 2010.

Optical Cable Corporation (OCC)

Advances under the Commercial Loan accrue interest at LIBOR plus 2.2% (resulting in a 2.39% rate at October 31, 2015). Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the Commercial Loan maturity of August 31, 2017.

The Commercial Loan is secured by a first priority lien on all of our inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper.

The terms of our credit facilities with both SunTrust and BNC require us to comply, on a quarterly basis, with specific financial covenants including a debt service coverage ratio. We are required to maintain a debt service coverage ratio of not less than 1.5 to 1.0. The ratio is calculated by dividing adjusted EBITDA, as defined in the loan agreements, by current maturities of long-term debt plus consolidated interest expense. As of October 31, 2015, we had a debt service coverage ratio of 1.08, and therefore, we were not in compliance with the debt service coverage ratio covenant under our credit facilities.

Subsequent to our fiscal year end, we entered into (i) a Modification of Commercial Note and Agreement to Commercial Note and (ii) a Second Amended and Restated Security Agreement (collectively, the “Commercial Loan Modification”) with SunTrust, as of January 25, 2016, and we entered into a Seventh Loan Modification Agreement (the “Real Estate Loan Modification”) with BNC, dated as of January 25, 2016.

The Commercial Loan Modification and the Real Estate Loan Modification (together, the “Loan Modifications”) both provide a waiver of non-compliance of the debt service coverage ratio covenant for both the quarter ended October 31, 2015 and the quarter ending January 31, 2016. Further, the debt service coverage covenant has been temporarily modified to an interest coverage covenant, as defined in the Loan Modifications, with a ratio of 1.25 to 1.00 for the quarter ending April 30, 2016, increasing to 1.50 to 1.00 for the quarters ending July 31, 2016 and October 31, 2016.

Pursuant to the Commercial Loan Modification with SunTrust, we agreed to an increase in the interest rate on advances under the Commercial Loan from LIBOR plus 2.2% to LIBOR plus 2.75%, effective January 25, 2016, and a covenant waiver fee of $25,000. Additionally, the Commercial Loan Modification limits certain capital expenditures and additional indebtedness, if any, and has placed certain limits on dividend payments and stock repurchases, in each case as defined in the Commercial Loan Modification.

Pursuant to the Real Estate Loan Modification with BNC, we agreed to a covenant waiver fee of $10,000. Additionally, the Real Estate Loan Modification has similar limits on capital expenditures, as defined in the Real Estate Loan Modification, to those limits set forth in the Commercial Loan Modification with SunTrust.

As of October 31, 2015, we had $6.0 million of outstanding borrowings on our Commercial Loan and approximately $2.6 million in available credit.

Capital Expenditures

During the year ended October 31, 2015, we invested approximately $2.9 million to add new manufacturing equipment at our fiber optic cable production facility to further expand the breadth of our production capabilities and to support anticipated increased demand for our fiber optic cable products. As of October 31, 2015, we have committed approximately $500,000 to further support these efforts. We did not have any other material commitments for capital expenditures as of October 31, 2015. During our 2015 fiscal year budgeting process, we included an estimate for capital expenditures for the year of $5.5 million. We incurred capital expenditures totaling $3.1 million for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2015.

Optical Cable Corporation (OCC)

During our 2016 fiscal year budgeting process, we included an estimate for capital expenditures of $1.8 million for the year, including commitments as of October 31, 2015. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our credit facilities, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2015. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Seasonality

Historically, net sales are relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles and budgetary considerations of our customers. For example, our trend for the last three fiscal years has been that an average of approximately 49%, 44% and 48% of our net sales occurred during the first half of fiscal years 2015, 2014 and 2013, respectively, and an average of approximately 51%, 56% and 52% of our net sales occurred during the second half of fiscal years 2015, 2014 and 2013, respectively. We believe net sales may not follow this pattern in periods when overall economic conditions in the industry and/or in the world are atypical.

As a result, we typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year, as was the case in the fourth quarter of fiscal year 2015, by the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customer and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Optical Cable Corporation (OCC)

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2015.

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

Optical Cable Corporation (OCC)

Deferred Tax Assets

Management views the valuation of deferred tax assets as a critical accounting estimate since we must assess whether it is “more likely than not” that we will realize the benefits of our gross deferred tax assets and determine an appropriate valuation allowance if we conclude such an allowance is appropriate. This determination requires that we consider all available evidence, both positive and negative, in making this assessment. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

Generally, a cumulative loss in recent years is a significant piece of negative evidence that is quite difficult to overcome under U.S. GAAP. Since the amount of our loss before income taxes in fiscal year 2015 exceeds our income before taxes during the last two fiscal years, we believe U.S. GAAP requires us to treat as significant negative evidence that it is “more likely than not” that we will be unable to realize the future benefits of our deferred tax assets in the coming years—significant negative evidence that is quite difficult to overcome under U.S. GAAP and which we have not been able to overcome with sufficient objectively verifiable positive evidence.

While we believe that ultimately we will utilize the benefit of our net deferred tax assets in the future (prior to any expiration of the usability of such deferred tax assets for income tax purposes), we have concluded as a result of our cumulative loss position and insufficient objectively verifiable positive evidence, it is appropriate under U.S. GAAP for us to establish a full valuation allowance against net deferred tax assets as of October 31, 2015.

The valuation allowance against our net deferred tax assets does not in any way impact our ability to use future tax deductions such as our net operating loss carryforwards; rather, the valuation allowance indicates, according to the provisions of Accounting Standards Codification 740, Income Taxes, it is “more likely than not” that our deferred tax assets will not be realized.

The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is “more likely than not” that our net deferred tax assets will be realized. Our income tax expense for future periods will be reduced to the extent of corresponding decreases in our valuation allowance. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets.

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

Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2015 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. We are currently evaluating the impact of the adoption of this guidance on our results of operations, financial position and liquidity and our related financial statement disclosures.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. Prior to the issuance of the standard, debt issuance costs were required to be presented in the balance sheet as an asset. In August 2015, the FASB issued Accounting Standards Update 2015-15, Interest - Imputed Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”) clarifies that entities may continue to defer and present debt issuance costs associated with a line-of-credit as an asset and subsequently amortize the deferred costs ratably over the term of the arrangement. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The new guidance must be applied retrospectively to all prior reporting periods presented.  The adoption of ASUs 2015-03 and 2015-15 are not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 changes the inventory valuation method from lower of cost or market to lower of cost and net realizable value for inventory valued using first-in, first-out or average cost. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and should be applied prospectively with early adoption permitted. The adoption of ASU 2015-11 is not expected to have any impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

Optical Cable Corporation (OCC)

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes (“ASU 2015-17”). ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those periods, with early adoption permitted. We are currently evaluating the impact of the adoption of this guidance on our financial position and related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to materially impact our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2015.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets

October 31, 2015 and 2014

	October 31,
Assets	2015	2014
Current assets:
Cash	$1,083,072	$1,089,507
Trade accounts receivable, net of allowance for doubtful accounts of $63,011 in 2015 and $92,988 in 2014	9,189,498	14,076,349
Other receivables	134,428	180,135
Income taxes refundable	360,324	—
Inventories	17,816,080	17,518,119
Prepaid expenses	564,024	578,843
Deferred income taxes - current	—	1,933,653
Total current assets	29,147,426	35,376,606
Property and equipment, net	13,903,919	13,113,445
Intangible assets, net	523,665	438,696
Deferred income taxes - noncurrent	—	320,509
Other assets, net	1,453,808	789,358
Total assets	$45,028,818	$50,038,614
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$280,999	$269,996
Accounts payable and accrued expenses	4,116,927	5,438,519
Accrued compensation and payroll taxes	1,222,728	2,895,100
Income taxes payable	22,498	698,051
Total current liabilities	5,643,152	9,301,666
Note payable to bank	6,000,000	2,500,000
Long-term debt, excluding current installments	6,946,008	7,227,023
Deferred income taxes - noncurrent	—	26,038
Other noncurrent liabilities	551,108	677,597
Total liabilities	19,140,268	19,732,324
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,059,548 shares in 2015 and 6,839,778 shares in 2014	10,363,012	9,543,686
Retained earnings	16,267,595	21,462,881
Total shareholders’ equity attributable to Optical Cable Corporation	26,630,607	31,006,567
Noncontrolling interest	(742,057)	(700,277)
Total shareholders’ equity	25,888,550	30,306,290
Commitments and contingencies
Total liabilities and shareholders’ equity	$45,028,818	$50,038,614

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations

Years ended October 31, 2015, 2014 and 2013

	Years Ended October 31,
	2015	2014	2013
Net sales	$73,568,738	$82,977,732	$75,266,038
Cost of goods sold	51,772,851	54,505,370	49,353,746

Gross profit	21,795,887	28,472,362	25,912,292

Selling, general and administrative expenses	24,042,554	26,989,262	24,996,440
Royalty expense, net	124,271	110,193	78,998
Amortization of intangible assets	10,860	40,612	69,733

Income (loss) from operations	(2,381,798)	1,332,295	767,121

Other expense, net:
Interest expense	(439,921)	(413,731)	(466,601)
Other, net	6,656	(27,984)	(25,210)

Other expense, net	(433,265)	(441,715)	(491,811)

Income (loss) before income taxes	(2,815,063)	890,580	275,310

Income tax expense	1,482,382	267,673	347,788

Net income (loss)	$(4,297,445)	$622,907	$(72,478)

Net loss attributable to noncontrolling interest	(41,780)	(61,320)	(29,641)

Net income (loss) attributable to Optical Cable Corporation	$(4,255,665)	$684,227	$(42,837)

Net income (loss) attributable to Optical Cable Corporation per share - basic and diluted	$(0.69)	$0.10	$(0.01)

Cash dividends declared per common share	$0.08	$0.08	$0.08

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2015, 2014 and 2013

	Common Stock		Retained	Total Shareholders’ Equity Attributable	Noncontrolling	Total Shareholders’
	Shares	Amount	Earnings	to OCC	Interest	Equity
Balances at October 31, 2012	6,411,592	$8,024,544	$22,619,814	$30,644,358	$(609,316)	$30,035,042

Share-based compensation, net	288,642	613,293	—	613,293	—	613,293
Repurchase and retirement of common stock (at cost)	(129,500)	—	(543,420)	(543,420)	—	(543,420)
Common stock dividends declared, $0.08 per share	—	—	(514,319)	(514,319)	—	(514,319)
Excess tax benefits from share-based compensation	—	41,598	—	41,598	—	41,598
Net loss	—	—	(42,837)	(42,837)	(29,641)	(72,478)

Balances at October 31, 2013	6,570,734	8,679,435	21,519,238	30,198,673	(638,957)	29,559,716

Share-based compensation, net	313,508	830,789	—	830,789	—	830,789
Repurchase and retirement of common stock (at cost)	(44,464)	—	(195,206)	(195,206)	—	(195,206)
Common stock dividends declared, $0.08 per share	—	—	(545,378)	(545,378)	—	(545,378)
Excess tax benefits from share-based compensation	—	33,462	—	33,462	—	33,462
Net income	—	—	684,227	684,227	(61,320)	622,907

Balances at October 31, 2014	6,839,778	9,543,686	21,462,881	31,006,567	(700,277)	30,306,290

Share-based compensation, net	300,406	818,807	—	818,807	—	818,807
Repurchase and retirement of common stock (at cost)	(80,636)	—	(379,675)	(379,675)	—	(379,675)
Common stock dividends declared, $0.08 per share	—	—	(559,946)	(559,946)	—	(559,946)
Excess tax benefits from share-based compensation	—	519	—	519	—	519
Net loss	—	—	(4,255,665)	(4,255,665)	(41,780)	(4,297,445)

Balances at October 31, 2015	7,059,548	$10,363,012	$16,267,595	$26,630,607	$(742,057)	$25,888,550

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows

Years Ended October 31, 2015, 2014 and 2013

	Years ended October 31,
	2015	2014	2013
Cash flows from operating activities:
Net income (loss)	$(4,297,445)	$622,907	$(72,478)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	2,076,486	2,022,648	2,051,433
Bad debt expense (recovery)	(16,889)	18,915	20,461
Deferred income tax expense (benefit)	2,228,124	(423,524)	998,747
Share-based compensation expense	1,078,563	956,859	971,145
Impact of excess tax benefits from share-based compensation	(519)	(33,462)	(41,598)
Loss on sale of property and equipment	12,059	39,137	12,858
(Increase) decrease in:
Trade accounts receivable	4,903,740	(4,143,294)	2,628,971
Other receivables	45,707	44,881	(8,804)
Income taxes refundable	(360,324)	590,569	(472,511)
Inventories	(297,961)	716,160	229,740
Prepaid expenses	14,819	(247,702)	153,265
Other assets, net	16,341	—	—
Increase (decrease) in:
Accounts payable and accrued expenses	(1,698,165)	2,171,801	(800,378)
Accrued compensation and payroll taxes	(1,672,372)	1,597,509	(2,166,861)
Income taxes payable	(675,034)	731,513	18,661
Other noncurrent liabilities	(154,782)	(280,599)	(47,114)
Net cash provided by operating activities	1,202,348	4,384,318	3,475,537
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(3,148,964)	(2,820,183)	(2,983,960)
Investment in intangible assets	(95,829)	(138,501)	(164,584)
Proceeds from sale of property and equipment	500	—	5,000
Net cash used in investing activities	(3,244,293)	(2,958,684)	(3,143,544)
Cash flows from financing activities:
Payroll taxes remitted on share-based payments	(259,756)	(126,070)	(357,852)
Proceeds from note payable to bank	4,000,000	1,750,000	4,550,000
Principal payments on long-term debt and note payable to bank	(770,012)	(2,008,651)	(3,297,749)
Principal payments on related party loans	—	—	(86,177)
Repurchase of common stock	(379,675)	(195,206)	(543,420)
Impact of excess tax benefits from share-based compensation	519	33,462	41,598
Common stock dividends paid	(555,566)	(539,965)	(479,128)
Net cash provided by (used in) financing activities	2,035,510	(1,086,430)	(172,728)
Net increase (decrease) in cash	(6,435)	339,204	159,265
Cash at beginning of year	1,089,507	750,303	591,038
Cash at end of year	$1,083,072	$1,089,507	$750,303
Supplemental disclosure of cash flow information:
Cash payment for interest	$427,024	$394,241	$449,134
Income taxes paid (refunded), net	$434,206	$(586,290)	$(187,548)
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$384,818	$12,625	$19,132
Common stock dividends declared and included in accounts payable and accrued expenses at year end	$141,311	$136,931	$131,518

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2015, 2014 and 2013

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market, various harsh environment markets and the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include cabling and connectivity products designed for uses ranging from enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical, wireless carrier and broadcast applications.

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2015 and 2014, the Company had bank deposits in excess of the insured limit totaling $768,222 and $567,547, respectively.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2015 and 2014, the Company had no cash equivalents.

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

Optical Cable Corporation (OCC)

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

The Company recognizes royalty income (if any), net of related expenses, on an accrual basis and estimates royalty income earned based on historical experience.

(i)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2.0 million, $2.2 million and $2.2 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2015, 2014 and 2013, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.3 million, $1.4 million and $1.4 million for the fiscal years ended October 31, 2015, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $451,000, $522,000 and $546,000 for the fiscal years ended October 31, 2015, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. In the case of basic net income per share, the calculation includes common shares outstanding issued as share-based compensation and still subject to vesting requirements. In the case of basic net loss per share, the calculation excludes common shares outstanding issued as share-based compensation and still subject to vesting requirements, as these shares are considered dilutive.

Diluted net income (loss) per share also is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, and reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. The diluted net income (loss) per share calculation includes all common shares outstanding issued as share-based compensation and still subject to vesting requirements in the calculation of diluted net income, but not in the calculation of diluted net loss. Also see note 14.

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

Optical Cable Corporation (OCC)

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2015, 2014 and 2013 follows:

	Years ended October 31,
	2015	2014	2013
Balance at beginning of year	$92,988	$74,073	$92,148
Bad debt expense (recovery)	(16,889)	18,915	20,461
Losses charged to allowance	(13,088)	—	(38,922)
Recoveries added to allowance	—	—	386
Balance at end of year	$63,011	$92,988	$74,073

(3)	Inventories

Inventories as of October 31, 2015 and 2014 consist of the following:

	October 31,
	2015	2014
Finished goods	$6,116,989	$5,378,114
Work in process	2,918,803	3,210,955
Raw materials	8,514,718	8,663,755
Production supplies	265,570	265,295
Total	$17,816,080	$17,518,119

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2015 and 2014 consists of the following:

	October 31,
	2015	2014
Land	$3,144,068	$3,144,068
Building and improvements	8,127,015	8,120,110
Machinery and equipment	25,081,678	23,664,060
Furniture and fixtures	909,715	957,032
Construction in progress	1,292,235	493,876
Total property and equipment, at cost	38,554,711	36,379,146
Less accumulated amortization and depreciation	(24,650,792)	(23,265,701)
Property and equipment, net	$13,903,919	$13,113,445

Optical Cable Corporation (OCC)

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $10,860, $40,612 and $69,733 for the years ended October 31, 2015, 2014 and 2013, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2015 and 2014, the Company’s accrual for estimated product warranty claims totaled $130,000 and $100,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2015, 2014 and 2013 totaled $234,784, $220,525 and $224,969, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2015 and 2014:

	Years ended October 31,
	2015	2014
Balance at beginning of year	$100,000	$190,000
Liabilities accrued for warranties issued during the year	215,802	323,564
Warranty claims paid during the period	(204,784)	(310,525)
Changes in liability for pre-existing warranties during the year	18,982	(103,039)
Balance at end of year	$130,000	$100,000

(7)	Long-term Debt and Note Payable to Bank

The Company has credit facilities consisting of a real estate term loan, as amended (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended (the “North Carolina Real Estate Loan”) and a revolving credit facility, as amended (the “Commercial Loan”).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with BNC Bancorp, as successor to Valley Bank (“BNC”), have a fixed interest rate of 4.25% and are secured by a first priority lien on all of the Company’s personal property and assets, except for the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper, as well as a first lien deed of trust on the Company’s real property.

Optical Cable Corporation (OCC)

Long-term debt as of October 31, 2015 and 2014 consists of the following:

	October 31,
	2015	2014
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $36,426, including interest (at 4.25%), with final payment of $4,858,220 due April 30, 2018	$5,374,777	$5,575,586
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $12,553, including interest (at 4.25%), with final payment of $1,674,217 due April 30, 2018	1,852,230	1,921,433
Total long-term debt	7,227,007	7,497,019
Less current installments	280,999	269,996
Long-term debt, excluding current installments	$6,946,008	$7,227,023

The Commercial Loan with SunTrust Bank (“SunTrust”) provides the Company with a revolving line of credit for the working capital needs of the Company. Under the terms of the Commercial Loan, the Company may borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $9.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory.

On May 7, 2015, the Company entered into a commercial note of renewal (“Binding Letter of Renewal”) extending the maturity date of the Commercial Loan to August 31, 2017. The Binding Letter of Renewal extends the maturity date of the Commercial Loan. All other terms of the Commercial Loan remain unaltered and remain in full force and effect. Within the revolving loan limit of the Commercial Loan and the Binding Letter of Renewal, the Company may borrow, repay, and reborrow, at any time until August 31, 2017. The Company also entered into an Amended and Restated Security Agreement dated May 7, 2015 which is substantially similar in all material aspects to, and replaces in its entirety, the original Security Agreement dated April 30, 2010.

Advances under the Commercial Loan accrue interest at LIBOR plus 2.2% (resulting in a 2.39% rate at October 31, 2015). Accrued interest on the outstanding principal balance is due on the first day of each month, with all then outstanding principal, interest, fees and costs due at the Commercial Loan maturity date of August 31, 2017.

The Commercial Loan is secured by a first priority lien on all of the Company’s inventory, accounts, general intangibles, deposit accounts, instruments, investment property, letter of credit rights, commercial tort claims, documents and chattel paper.

The terms of the Company’s credit facilities with both SunTrust and BNC require it to comply, on a quarterly basis, with specific financial covenants including a debt service coverage ratio. The Company is required to maintain a debt service coverage ratio of not less than 1.5 to 1.0. The ratio is calculated by dividing adjusted EBITDA, as defined in the loan agreements, by current maturities of long-term debt plus consolidated interest expense. As of October 31, 2015, the Company had a debt service coverage ratio of 1.08, and therefore, the Company was not in compliance with the debt service coverage ratio covenant under its credit facilities.

Subsequent to its fiscal year end, OCC entered into (i) a Modification of Commercial Note and Agreement to Commercial Note and (ii) a Second Amended and Restated Security Agreement (collectively, the “Commercial Loan Modification”) with SunTrust, as of January 25, 2016, and OCC entered into a Seventh Loan Modification Agreement (the “Real Estate Loan Modification”) with BNC, dated as of January 25, 2016.

Optical Cable Corporation (OCC)

The Commercial Loan Modification and the Real Estate Loan Modification (together, the “Loan Modifications”) both provide a waiver of non-compliance of the debt service coverage ratio covenant for both the quarter ended October 31, 2015 and the quarter ending January 31, 2016. Further, the debt service coverage covenant has been modified to an interest coverage covenant, as defined in the Loan Modifications, with a ratio of 1.25 to 1.00 for the quarter ending April 30, 2016, increasing to 1.50 to 1.00 for the quarters ending July 31, 2016 and October 31, 2016.

Pursuant to the Commercial Loan Modification with SunTrust, the Company agreed to an increase in the interest rate on advances under the Commercial Loan from LIBOR plus 2.2% to LIBOR plus 2.75%, effective January 25, 2016, and a covenant waiver fee of $25,000. Additionally, the Commercial Loan Modification limits certain capital expenditures and additional indebtedness, if any, and has placed certain limits on dividend payments and stock repurchases, in each case as defined in the Commercial Loan Modification.

Pursuant to the Real Estate Loan Modification with BNC, OCC agreed to a covenant waiver fee of $10,000. Additionally, the Real Estate Loan Modification has similar limits on capital expenditures, as defined in the Real Estate Loan Modification, to those limits set forth in the Commercial Loan Modification with SunTrust.

As of October 31, 2015 and 2014, respectively, the Company had $6.0 million and $2.5 million of outstanding borrowings on its Commercial Loan and $2.6 million and $6.5 million in available credit.

The aggregate maturities of long-term debt for each of the three years subsequent to October 31, 2015 are: $280,999 in fiscal year 2016, $6,294,214 in fiscal year 2017 and $6,651,794 in fiscal year 2018.

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

Centric Solutions entered into an operating lease agreement in August 2008 for approximately 23,000 square feet of office and manufacturing space in Coppell, Texas, with a term of approximately seven years. Optical Cable Corporation is neither a party to nor a guarantor of Centric Solutions’ operating lease. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease. On November 30, 2015, subsequent to the Company’s fiscal year end, Centric Solutions’ operating lease expired, and Centric Solutions is now sharing office and manufacturing space with the Company in Plano, Texas.

The Company entered into an operating lease agreement in April 2015 for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term is for twelve months and terminates on April 30, 2016. The Company has four (4) one year options to renew the lease. The rent payments are recognized on a straight-line basis over the term of the lease.

Optical Cable Corporation (OCC)

The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 2015 (including the last month of Centric Solutions’ lease) consist of the following:

Fiscal year	Operating Lease
2016	$209,103
2017	16,413
Total	$225,516

Total rent expense associated with the operating leases for the fiscal years ended October 31, 2015, 2014 and 2013 was $479,937, $425,084 and $385,649, respectively.

(9)	Related Party Transactions

During fiscal year 2013, the principal and interest on related party loans, payable to one of the AOS founders and a trust for which the founder is the co-trustee, were repaid in full. Interest on the two related party loans accrued at 6% per annum for one of the loans and at a rate equal to the prime rate plus 4% per annum for the other loan. Total interest expense associated with the related party loans for the fiscal year ended October 31, 2013 was $4,157.

(10)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2015, 2014 and 2013, total expense of $3,665,320, $3,957,668 and $3,999,078, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $145,181, $161,836 and $130,361 for the years ended October 31, 2015, 2014 and 2013, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

In March 2015, the Company’s shareholders approved the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2015 Restatement”) that was recommended for approval by the Company’s Board of Directors. The 2015 Restatement reserved an additional 550,000 common shares of the Company for issuance under the 2015 Restatement and succeeded and replaced the Optical Cable Corporation Amended and Restated 2011 Stock Incentive Plan and the Optical Cable Corporation 2004 Non-employee Directors Stock Plan. As of October 31, 2015, there were approximately 360,000 remaining shares available for grant under the 2015 Restatement.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2015, 2014 and 2013 was $1,078,563, $956,859 and $971,145, respectively.

Optical Cable Corporation (OCC)

Restricted and Other Stock Awards

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees subject to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 2015 Restatement vest based on the passage of time and the remainder vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.

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

The Company recorded compensation expense related to its restricted stock awards granted to employees and a consultant totaling $948,190 and $844,754 during the fiscal years ended October 31, 2015 and 2014, respectively. The Company recorded compensation expense related to its restricted stock awards granted to employees totaling $817,657 during the fiscal year ended October 31, 2013.

A summary of the status of the Company’s nonvested shares granted to employees under the 2015 Restatement as of October 31, 2015, and changes during the year ended October 31, 2015, is as follows:

Nonvested shares	Shares	Weighted-average grant date fair value
Balance at October 31, 2014	775,060	$3.91
Granted	338,122	4.08
Vested	(266,993)	3.92
Forfeited	(15,372)	3.94
Balance at October 31, 2015	830,817	$3.98

As of October 31, 2015, the estimated amount of compensation cost related to unvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 3.2 year weighted-average period is approximately $2.9 million.

During the year ended October 31, 2015, stock awards to non-employee Directors under the 2015 Restatement totaling 33,515 were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. During the years ended October 31, 2014 and 2013, restricted stock awards under the Optical Cable Corporation 2004 Non-employee Directors Stock Plan totaling 29,424 and 36,632, respectively, were approved by the Board of Directors of the Company. The shares granted under the 2015 Restatement and the Optical Cable Corporation 2004 Non-employee Directors Stock Plan vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recorded compensation expense totaling $130,373, $112,105 and $153,488 during the years ended October 31, 2015, 2014 and 2013, respectively.

Optical Cable Corporation (OCC)

(11)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2015 and 2014 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2015, 13.6% and 10.8%, or approximately $10.0 million and $8.0 million, of consolidated net sales were attributable to two customers. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2015.

As of October 31, 2015, no single customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

For the year ended October 31, 2014, 16.8%, or approximately $14.0 million of consolidated net sales were attributable to one customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2014.

As of October 31, 2014, one customer had an outstanding balance payable to the Company totaling 13.9% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

For the year ended October 31, 2013, no single customer accounted for more than 10% of consolidated net sales.

For the years ended October 31, 2015, 2014 and 2013, approximately 78%, 79% and 70%, respectively, of net sales were from customers in the United States, while approximately 22%, 21% and 30%, respectively, were from customers outside of the United States.

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2015, 2014 and 2013 were as follows:

	Years ended October 31,
	2015	2014	2013
United States	$57,402,020	$65,457,787	$52,931,288
Outside the United States	16,166,718	17,519,945	22,334,750
Total net sales	$73,568,738	$82,977,732	$75,266,038

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2015, 2014 or 2013.

The Company has a single reportable segment for purposes of segment reporting, exclusive of Centric Solutions. For the years ended October 31, 2015, 2014 and 2013, Centric Solutions generated revenues, net of intercompany sales, totaling approximately $1.5 million, $1.4 million and $1.5 million, respectively. For the years ended October 31, 2015, 2014 and 2013, Centric Solutions incurred operating losses of approximately $175,000, $256,000 and $124,000, respectively. Total assets of Centric Solutions of approximately $181,000 and $220,000 (net of intercompany amounts) are included in the total consolidated assets of the Company as of October 31, 2015 and 2014, respectively.

Optical Cable Corporation (OCC)

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2015, 2014 and 2013 consists of:

Fiscal year ended October 31, 2015	Current	Deferred	Total
U.S. Federal	$(624,825)	$2,098,615	$1,473,790
State	(120,917)	129,509	8,592
Totals	$(745,742)	$2,228,124	$1,482,382

Fiscal year ended October 31, 2014	Current	Deferred	Total
U.S. Federal	$666,517	$(370,553)	$295,964
State	24,680	(52,971)	(28,291)
Totals	$691,197	$(423,524)	$267,673

Fiscal year ended October 31, 2013	Current	Deferred	Total
U.S. Federal	$(640,652)	$930,956	$290,304
State	(10,307)	67,791	57,484
Totals	$(650,959)	$998,747	$347,788

Reported income tax expense for the years ended October 31, 2015, 2014 and 2013 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2015	2014	2013
“Expected” tax expense (benefit)	$(957,121)	$302,797	$93,605
Increase (reduction) in income tax expense (benefit) resulting from:
Benefits from domestic manufacturing deduction	—	(61,024)	—
Nondeductible compensation	—	—	93,886
State income taxes, net of federal benefit	(78,880)	(23,031)	39,331
Loss of permanent deductions due to NOL carryback	35,636	—	54,907
Other differences, net	67,491	48,931	66,059
Change in valulation allowance	2,415,256	—	—
Reported income tax expense	$1,482,382	$267,673	$347,788

Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2015 and 2014 are presented below:

	October 31,
	2015	2014
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$53,316	$87,381
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	1,118,735	1,127,226
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	65,213	527,806
Share-based compensation expense	131,487	163,928
Investment in Centric Solutions	114,118	125,555
Net operating loss carryforwards	1,437,611	573,926
Other	57,413	75,940
Total gross deferred tax assets	2,977,893	2,681,762
Valuation allowance	(2,415,256)	—

Net deferred tax assets	562,637	2,681,762

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(558,222)	(442,870)
Other receivables, due to accrual for financial reporting purposes	(4,415)	(10,768)

Total gross deferred tax liabilities	(562,637)	(453,638)

Net deferred tax asset	$—	$2,228,124

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2015, $1,680,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These gross NOL carryforwards begin to expire in fiscal year ending October 31, 2024.

Additionally, we have federal and state gross NOL carryforwards of $2,690,719 and $703,405, respectively; all of which originated during fiscal year 2015, and will not begin to expire until fiscal year 2030. Included in these carryforwards is $253,486 of excess tax benefits from share-based compensation for which shareholders’ equity will be increased when such benefits are realized.

As of October 31, 2015, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. The Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation reserve of $2,415,256 against net deferred tax assets existing as of October 31, 2015.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)

A reconciliation of the unrecognized tax benefits for fiscal years 2015 and 2014 follows:

	October 31,
	2015	2014
Unrecognized tax benefits balance at beginning of year	$168,756	$198,307
Gross decreases for tax positions of prior years	(88,050)	(41,853)
Gross increases for current year tax positions	—	12,302
Settlements with taxing authorities	(1,384)	—
Unrecognized tax benefits balance at end of year	$79,322	$168,756

During fiscal year 2015, the Company reduced accrued interest and penalties by $35,873 and $19,283, respectively, related to unrecognized tax benefits. During fiscal year 2014, the Company reduced interest and penalties by $4,647 and $10,400, respectively, related to unrecognized tax benefits. As of October 31, 2015 and 2014, the Company had approximately $38,553 and $93,709, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $45,987 and $92,817 as of October 31, 2015 and 2014, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2012 through October 31, 2014.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable to bank and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2015 and 2014. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are observable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2015	2014	2013
Net income (loss) attributable to OCC (numerator)	$(4,255,665)	$684,227	$(42,837)
Shares (denominator)	6,201,478	6,764,263	5,784,545
Basic and diluted net income (loss) per share	$(0.69)	$0.10	$(0.01)

Unvested shares as of October 31, 2015 and October 31, 2013 totaling 750,120 and 594,518, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2015 and October 31, 2013 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

The Company, through plans approved by its Board of Directors, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2015	80,636	$379,675
2014	44,464	195,206
2013	129,500	543,420

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,059,548 shares of its common stock issued and outstanding at October 31, 2015.

The Company has a plan, approved by its Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding. The Company anticipates that the purchases will be made over a 24- to 36-month period, but there is no definite time period for repurchase. As of October 31, 2015, the Company had 398,400 shares of its outstanding common stock remaining to purchase under this plan.

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

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. The Company is currently evaluating the impact of the adoption of this guidance on the Company's results of operations, financial position and liquidity and its related financial statement disclosures.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. Prior to the issuance of the standard, debt issuance costs were required to be presented in the balance sheet as an asset. In August 2015, the FASB issued Accounting Standards Update 2015-15, Interest - Imputed Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”) which clarifies that entities may continue to defer and present debt issuance costs associated with a line-of-credit as an asset and subsequently amortize the deferred costs ratably over the term of the arrangement. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted. The new guidance must be applied retrospectively to all prior reporting periods presented.  The adoption of ASUs 2015-03 and 2015-15 are not expected to have a material impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

Optical Cable Corporation (OCC)

In July 2015, the FASB issued Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 changes the inventory valuation method from lower of cost or market to lower of cost and net realizable value for inventory valued using first-in, first-out or average cost. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU-2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and should be applied prospectively with early adoption permitted. The adoption of ASU 2015-11 is not expected to have any impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes (“ASU 2015-17”). ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those periods, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its financial position and related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2015 and 2014:

	Quarter ended
Fiscal year ended October 31, 2015	January 31	April 30	July 31	October 31
Net sales	$17,358,844	$18,676,107	$20,781,340	$16,752,447
Gross profit	5,385,391	5,669,311	5,708,843	5,032,342
Loss before income taxes	(497,621)	(938,546)	(516,247)	(862,649)
Net loss attributable to Optical Cable Corporation	(228,183)	(490,144)	(572,572)	(2,964,766)
Basic and diluted net loss per share attributable to Optical Cable Corporation	$(0.04)	$(0.08)	$(0.09)	$(0.48)
Cash dividends declared per common share	$0.02	$0.02	$0.02	$0.02

	Quarter ended
Fiscal year ended October 31, 2014	January 31	April 30	July 31	October 31
Net sales	$16,534,930	$20,190,729	$21,004,130	$25,247,943
Gross profit	5,407,662	6,659,915	7,338,478	9,066,307
Income (loss) before income taxes	(767,473)	(312,583)	432,978	1,537,658
Net income (loss) attributable to Optical Cable Corporation	(412,136)	(143,277)	292,484	947,156
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	$(0.07)	$(0.02)	$0.04	$0.14
Cash dividends declared per common share	$0.02	$0.02	$0.02	$0.02

Optical Cable Corporation (OCC)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2015 and 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Roanoke, Virginia

January 28, 2016

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

Annual Meeting

The 2016 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 29, 2016, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 400 shareholders of record as of January 20, 2016. Additionally, there are approximately 1,200 beneficial owners as of January 20, 2016. On January 20, 2016, our common stock closed at a price of $2.74 per share.

Employees of the Company and members of the Board of Directors owned at least 36.6% of the shares outstanding as of October 31, 2015, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2015	High	Low
Fourth Quarter	$3.72	$3.04
Third Quarter	$4.13	$3.28
Second Quarter	$5.48	$3.86
First Quarter	$5.56	$4.05

	Range of Bid Prices
Fiscal year ended October 31, 2014	High	Low
Fourth Quarter	$4.98	$3.98
Third Quarter	$4.35	$3.62
Second Quarter	$3.98	$3.61
First Quarter	$4.07	$3.59

Dividend Declaration

In October 2010, the Board of Directors authorized the initiation of a quarterly cash dividend and declared a cash dividend on our common stock of $0.01 per share. In fiscal year 2011, we declared dividends of $0.01 per share on a quarterly basis. In fiscal year 2012, the dividend rate was increased to $0.015 per share and we declared dividends at the increased rate on a quarterly basis. In fiscal year 2013, the dividend rate was increased to $0.02 per share and we declared dividends at the increased rate on a quarterly basis for fiscal years 2013, 2014 and 2015. The payment of future dividends, if any, and the amount of future dividends is at the discretion of our Board of Directors and may change at any time. The declaration and payment of any future dividends by the Company is dependent on the consideration of various relevant factors by the Board of Directors, including, but not limited to, recent and future earnings, cash flow and financial condition, future investment opportunities, and/or other relevant factors.

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
RGC Resources, Inc. and
Roanoke Gas Company

Optical Cable Corporation (OCC)

JOIN OUR

SOCIAL NETWORK

OCC
OPTICAL CABLE CORPORATION
Products
Industries
Library
Support
Contact
OCC'S PROCYON BLADE SYSTEM™
The new standard in fiber connectivity for multi-building complexes such as hospitals, corporate centers, government facilities and universities.
TODAY'S OCC. STRONG. INNOVATIVE. COMMUNICATION SOLUTIONS.™

occfiber.com

For the most up-to-date information on all of OCC's products, news and information, visit our website. Registered users get added benefits, access to additional information, white papers and more.

LIKE US ON FACEBOOK:
facebook.com/OCCSolutions

FOLLOW US ON TWITTER:
twitter.com/occsolutions

JOIN THE CONVERSATION ON LINKED-IN:
linkedin.com/groups/optical-cable-corporation

CORPORATE HEADQUARTERS
5290 Concourse Drive | Roanoke, VA 24019 | USA
Phone: +1-540-265-0690 | 800-622-7711
Fax: +1-540-265-0724