Form 10-K, Exhibit 13
period 2016-10-31
OPTICAL CABLE CORP
filed 2016-12-20
CIK 1000230

Exhibit 13.1

Connections You Can Count On.™

2016

ANNUAL REPORT

OCC. MORE THAN CABLE. COMMUNICATIONS SOLUTIONS.™

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

Connections You Can Count On.™

OPTICAL CABLE CORPORATION

Annual Report

2016

Page intentionally left blank.

 Selected Consolidated Financial Information

(in thousands, except per share data)

	Years ended October 31,
	2016	2015 (1)	2014	2013	2012
Consolidated Statement of Operations Information:
Net sales	$64,616	$73,569	$82,978	$75,266	$83,523
Cost of goods sold	44,891	51,773	54,506	49,354	51,970
Gross profit	19,725	21,796	28,472	25,912	31,553
Selling, general and administrative expenses	20,761	24,043	26,989	24,996	27,300
Royalty (income) expense, net	164	124	110	79	(299)
Amortization of intangible assets	17	11	41	70	134
Income (loss) from operations	(1,217)	(2,382)	1,332	767	4,418
Other expense, net:
Interest expense, net	(621)	(440)	(414)	(467)	(550)
Other, net	43	7	(28)	(25)	16
Income (loss) before income taxes	(1,795)	(2,815)	890	275	3,884
Income tax expense	6	1,482	267	348	1,258
Net income (loss)	$(1,801)	$(4,297)	$623	$(73)	$2,626
Net loss attributable to noncontrolling interest	(22)	(42)	(61)	(30)	(123)
Net income (loss) attributable to OCC	$(1,779)	$(4,255)	$684	$(43)	$2,749

Net income (loss) per share attributable to OCC	$(0.28)	$(0.69)	$0.10	$(0.01)	$0.43
Weighted average shares:
Basic and diluted	6,443	6,201	6,764	5,785	6,456

Consolidated Balance Sheet Information:
Cash	$1,879	$1,083	$1,090	$750	$591
Working capital	22,196	23,504	26,075	26,986	26,838
Total assets	40,666	45,029	50,039	45,415	47,762
Bank debt	11,946	13,227	9,997	10,256	9,003
Total shareholders’ equity attributable to OCC	24,765	26,631	31,007	30,199	30,644

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

Letter from the CEO

Dear Shareholders of Optical Cable Corporation:

Over the course of fiscal year 2016, Optical Cable Corporation (OCC®) again demonstrated its ability to adjust course in a challenging market environment to position the Company for success.

Adjustments Made. Improvements Achieved.

In 2016, we continued to experience market weakness that increased toward the end of our prior fiscal year, particularly in certain of our specialty markets including military, mining, oil & gas and wireless carrier markets. The strong U.S. dollar also continued to negatively impact our international markets, increasing the price of our products for international customers.

In response to these challenges, the OCC team focused on two categories of initiatives in fiscal year 2016:

●	Cost reductions aimed at cutting expenses and strengthening manufacturing efficiencies.

●	Sales, marketing and product initiatives to drive increased sales in markets with the greatest growth opportunities and maintain sales levels in weaker markets.

OCC achieved success in both of these initiatives.

Beginning at the end of last year and continuing into fiscal 2016, OCC took steps to reduce selling, general and administrative (SG&A) expenses across all expense categories and improve manufacturing efficiencies. These steps included targeted personnel reductions—positively impacting both SG&A expenses and manufacturing efficiencies. We appreciate everything our employees do to help us meet the needs of customers and deliver returns for shareholders, and reducing headcount is never easy. However, we took the difficult steps we determined were necessary to reduce cost structure in light of the market environment.

As a result, OCC reduced selling, general and administrative expenses by $3.3 million, or 13.7%, in fiscal year 2016 compared to last year, and reduced production costs as well. These cost reductions contributed to sequential quarterly improvements in manufacturing efficiency during the year, as well as increased gross profit and gross margins.

OCC increased gross profit by 77.3% to $6.2 million in the fourth quarter when compared to $3.5 million in the first quarter, and increased gross profit margin to 35.9% in the fourth quarter compared to 24.9% in the first quarter. Of course, production volumes also favorably impacted gross profit and gross profit margin results and gross profit margins are also affected by product mix.

Importantly, OCC also initiated sales, marketing and product initiatives during the year to drive sales growth, particularly in high opportunity markets. We invested in new personnel, improved processes and new products. These efforts, along with additional planned initiatives, will continue into fiscal year 2017.

Although on a year-over-year basis net sales still declined, the actions that we took during the year contributed to the improvement in net sales and profitability during the course of fiscal year 2016, even when considering the impact of seasonality.

Net sales increased 23.2% to $17.3 million in the fourth quarter compared to $14.0 million in the first quarter of fiscal year 2016 as a result of OCC’s initiatives as well as seasonality. Earnings per share improved to $0.11 per share in the fourth quarter from a loss of $0.28 per share in the first quarter.

These top and bottom line results demonstrate the progress we are making to make our organization more efficient and drive growth to create value for shareholders.

Key Financial Performance Metrics.

OCC’s key financial performance metrics for fiscal year 2016 included:

●	Sequential improvements in quarterly net sales, gross profit, gross profit margin and profitability during each fiscal quarter.

	Quarter ended
	January 31	April 30	July 31	October 31
Net sales	$14,047,890	$16,340,153	$16,915,135	$17,312,823
Gross profit	3,502,431	4,551,295	5,461,691	6,209,719
Gross profit margin	24.9%	27.9%	32.3%	35.9%
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	$(0.28)	$(0.15)	$0.03	$0.11

●

Consolidated net sales of $64.6 million, a decrease of 12.2% compared to net sales of $73.6 million for fiscal year 2015. Net sales were impacted by decreases in certain specialty markets, including military, mining, oil & gas, and wireless carrier markets, overall weakness particularly in the first quarter of the year, and decreases in international sales as a result of the strong U.S. dollar relative to other international currencies.

●	Gross profit margin increased to 30.5% compared to 29.6% for fiscal year 2015.

●	OCC reduced SG&A expenses by $3.3 million, or 13.7%, during fiscal year 2016 when compared to fiscal year 2015.

●	Net loss attributable to OCC was $1.8 million, or $0.28 per share, compared to net loss attributable to OCC of $4.3 million, or $0.69 per share, during fiscal year 2015.

●	OCC generated annual positive cash flow from operating activities again this year—increasing net cash provided by operating activities to $3.2 million compared to $1.2 million in fiscal year 2015.

●	OCC’s balance sheet remains strong:

o	OCC’s ratio of current assets to current liabilities as of October 31, 2016 was 6.4 to 1.

o	OCC paid down $1.0 million on its revolving line of credit during fiscal year 2016 and has not borrowed on the revolver since August 2015.

Looking Forward to Fiscal Year 2017

We believe the actions we have taken better position OCC to meet the current market challenges, which we expect to persist into fiscal year 2017. We intend to continue driving top-line growth by continuing the sales, marketing and product initiatives designed to provide customers and end-users with innovative and integrated product offerings and solutions.

Since the end of our fiscal year, and in recent weeks, confidence in the macro-economic environment has increased. U.S. stock market indices are testing new highs, some U.S. manufacturing economic indicators are improving, there is talk of possible U.S. government policy changes intended to benefit business, and many are now expecting increased spending in certain markets—like military and energy—that could benefit OCC.

As we begin fiscal year 2017, we still see weakness in certain of our markets and we expect seasonality to impact the first half of fiscal year 2017. However, it is not unusual for increases in capital investment in fiber optic and copper datacom cabling and connectivity infrastructure to lag general economic activity.

That said, the intensity of the efforts by the OCC team is not dependent on economic trends. We will continue to take the proactive steps we believe will best position OCC for growth in fiscal year 2017 and beyond.

We believe that we have built a strong foundation at OCC and we are optimistic about our ability to capitalize on the opportunities before us in fiscal year 2017. We look forward to continuing to execute on our strategy to deliver value for shareholders and are confident in our ability to continue meeting the needs of our customers.

The OCC team has worked hard to improve results during fiscal year 2016, and we are fortunate to have such a strong and committed base of employees. We thank them for their hard work, dedication, and service. Their efforts are essential to the success of our customers and OCC.

Thank you for your investment in OCC and for the privilege of allowing us to lead your company.

/s/ Neil D. Wilkin, Jr.
Neil D. Wilkin, Jr.
Chairman of the Board, President and Chief Executive Officer
December 20, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military and wireless carrier industry market sectors); economic conditions that affect U.S. based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) that affect certain geographic markets, the relative costs of U.S. products exported, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; variations resulting from high volatility, large sales orders and high sales concentration among a limited number of customers in the wireless carrier market; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government, including, but not limited to reductions in government spending due to automatic budget cuts or sequestration; ability to recruit and retain key personnel; poor labor relations; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly result in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with financial debt covenants with our lender; our ability to maintain and/or secure debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements, as a result of the small number of holders of the Company’s common stock; a continued suspension of dividends declared to shareholders due to inadequate or alternative uses of cash on hand; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of shares of the Company’s common stock issued and outstanding; further economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

OCC® is internationally recognized for pioneering the design and production of fiber optic cables for the most demanding military field applications, as well as of fiber optic cables suitable for both indoor and outdoor use, and creating a broad product offering built on the evolution of these fundamental technologies. OCC is also internationally recognized for pioneering the development of innovative copper connectivity technology and designs used to meet industry copper connectivity data communications standards.

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

OCC designs, develops and manufactures fiber optic cables for a broad range of enterprise, harsh environment and specialty markets and applications. We refer to these products as our fiber optic cable offering. OCC designs, develops and manufactures fiber and copper connectivity products for the enterprise market, including a broad range of enterprise and residential applications. We refer to these products as our enterprise connectivity product offering. OCC designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military, harsh environment and other specialty applications. We refer to these products as our harsh environment and specialty connectivity product offering.

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

Effective February 1, 2016, Optical Cable Corporation increased its ownership of Centric Solutions LLC (“Centric Solutions”) to 100%. Centric Solutions is a business founded in 2008 that provides turnkey cabling and connectivity solutions for the datacenter market. Centric Solutions operates and goes to market independently from Optical Cable Corporation; however, in some cases, Centric Solutions may offer products from OCC’s product offering. Centric Solutions’ facility lease expired November 30, 2015 and was not renewed. OCC has transitioned Centric Solutions’ business to OCC’s facility near Dallas, Texas.

Optical Cable Corporation, OCC®, Procyon®, Procyon Blade™, Superior Modular Products™, SMP Data Communications™, Applied Optical Systems™, Centric Solutions™, and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2016

●

During fiscal year 2016, we saw sequential improvement each quarter in net sales, gross profit margin and earnings per share. For the fourth quarter of fiscal year 2016, we reported earnings per share of $0.11 and net sales of $17.3 million.

●

Consolidated net sales for fiscal year 2016 were $64.6 million, a decrease of 12.2% compared to net sales of $73.6 million for fiscal year 2015. OCC’s net sales were negatively impacted by a decrease in demand in certain industry markets, including the military, oil & gas, and mining specialty markets, and by overall weakness, particularly in the first quarter of the year. Net sales outside the U.S. were also negatively impacted by the strong U.S. dollar relative to other international currencies during fiscal year 2016.

●	Gross profit was $19.7 million in fiscal year 2016, compared to $21.8 million for fiscal year 2015. Gross profit was impacted by lower net sales in certain specialty markets.

●

Gross profit margin, or gross profit as a percentage of net sales, increased to 30.5% for fiscal year 2016, compared to 29.6% for fiscal year 2015. Gross profit margin was positively impacted in fiscal year 2016 by product mix and increased manufacturing efficiencies.

●	Selling, general and administrative expenses decreased $3.3 million, or 13.7%, during fiscal year 2016 when compared to fiscal year 2015, consistent with our efforts to control and reduce costs.

●

The OCC team implemented cost reductions near the end of fiscal year 2015 and during the first quarter of fiscal year 2016, including personnel reductions that resulted in planned costs savings in fiscal year 2016.

●

Net loss attributable to OCC was $1.8 million, or $0.28 per share, during fiscal year 2016, compared to net loss attributable to OCC of $4.3 million, or $0.69 per share, during fiscal year 2015. A non-cash charge of $2.4 million, or $0.39 per share, in connection with a valuation allowance offsetting OCC’s net deferred tax assets, significantly impacted OCC’s net loss in fiscal year 2015.

●

OCC generated annual positive cash flow from operating activities again this year. Net cash provided by operating activities increased to $3.2 million in fiscal year 2016, compared to $1.2 million in fiscal year 2015. The ratio of current assets to current liabilities as of October 31, 2016 was 6.4.

●	Beginning in January 2016, OCC suspended its quarterly dividends.

●	OCC paid down $1.0 million on its revolving line of credit during fiscal year 2016, having not borrowed on the revolver since August 2015.

●

OCC experienced unusual weakness in many of its markets at the end of fiscal year 2015 and continuing into the beginning of fiscal year 2016, which particularly impacted net sales during the first quarter ended January 31, 2016, beyond OCC’s historic quarterly seasonality.

●	By the fourth quarter of fiscal year 2016, quarterly net sales had increased 23.2% to $17.3 million, compared to $14.0 million in the first quarter of fiscal year 2016.

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

Amortization of intangible assets consists of the amortization of the costs, including legal fees, associated with internally developed patents that have been granted. Amortization of intangible assets is calculated using the straight line method over the estimated useful lives of the intangible assets.

Other expense, net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2016	2015	Change	2015	2014	Change
Net sales	$64,600,000	$73,600,000	(12.2)%	$73,600,000	$83,000,000	(11.3)%
Gross profit	19,700,000	21,800,000	(9.5)	21,800,000	28,500,000	(23.4)
SG&A expenses	20,800,000	24,000,000	(13.7)	24,000,000	27,000,000	(10.9)
Net income (loss) attributable to OCC	(1,800,000)	(4,300,000)	58.2	(4,300,000)	684,000	(722.0)

Net Sales

Consolidated net sales for fiscal year 2016 were $64.6 million, a decrease of 12.2% when compared to net sales of $73.6 million in fiscal year 2015.

OCC experienced unusual weakness in many of its markets at the end of fiscal year 2015 and continuing into the beginning of fiscal year 2016, which particularly impacted net sales during the first quarter ended January 31, 2016, beyond OCC’s historic quarterly seasonality.

During fiscal year 2016, OCC’s net sales continued to be negatively impacted by the decrease in demand in our enterprise markets and in certain specialty markets. OCC’s net sales were negatively impacted by a decrease in demand in the military, oil & gas, and mining specialty markets, during fiscal year 2016, and by overall weakness, particularly in the first quarter of fiscal year 2016. Net sales were also negatively impacted by a decrease in demand in our wireless carrier market. Additionally, we are continuing to see downward pressure on pricing in certain markets, particularly the wireless carrier market.

Net sales outside the U.S. continue to be negatively impacted by a strong U.S. dollar relative to other currencies, particularly in certain geographic regions.

The decrease in net sales when comparing fiscal years 2016 and 2015 also reflects the decrease in net sales of our fiber optic cable products in various specialty markets and our harsh environment and specialty connectivity products. A significant portion of the net sales decrease in fiscal year 2016 was attributable to large orders for fiber optic cable products from one customer decreasing $3.0 million (or 37.6%) to $5.0 million, when compared to $8.0 million in orders from this customer in fiscal year 2015.

Consolidated net sales for fiscal year 2015 were $73.6 million, a decrease of 11.3% when compared to net sales of $83.0 million in fiscal year 2014, due to weakness in various specialty markets and volatility in the wireless carrier market. A consolidated net sales increase of more than 9% to approximately $39.0 million (excluding Centric Solutions) in OCC’s enterprise market was insufficient to overcome decreases in these other markets.

Net sales to customers outside of the United States were 20%, 22% and 21% of total net sales for fiscal years 2016, 2015 and 2014, respectively. Net sales to customers in the United States decreased 10.5% during fiscal year 2016 compared to fiscal year 2015, and net sales to customers outside of the United States decreased 18.1%. Net sales outside the U.S. continue to be negatively impacted by the strong U.S. dollar relative to other currencies.

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

Gross Profit

Gross profit decreased 9.5% to $19.7 million in fiscal year 2016 from $21.8 million in fiscal year 2015. Gross profit margin, or gross profit as a percentage of net sales, increased to 30.5% for fiscal year 2016, compared to 29.6% for fiscal year 2015.

During the second half of fiscal year 2016, there was an increase in net sales of certain fiber optic cable products that positively impacted gross profit and a decrease in net sales of certain fiber optic cable products that had negatively impacted gross profit in prior periods. Additionally, concerted efforts to reduce manufacturing costs and increase production efficiencies contributed to a significant increase in our gross profit margin for both the third and fourth quarters of fiscal 2016, when compared to the same periods last year, and to the increase when comparing fiscal year 2016 to fiscal year 2015.

Gross profit was $21.8 million in fiscal year 2015, a 23.4% decrease from $28.5 million in fiscal year 2014. Gross profit margin was 29.6% for fiscal year 2015, compared to 34.3% for fiscal year 2014.

The lower gross profit margin in fiscal year 2015 when compared to fiscal year 2014 was primarily due to the sale of certain lower margin products that negatively impacted our gross profit margin.

Selling, General and Administrative Expenses

SG&A expenses decreased $3.3 million (or 13.7%) to $20.8 million in fiscal year 2016 from $24.0 million in fiscal year 2015, consistent with our efforts to control and reduce costs. SG&A expenses as a percentage of net sales were 32.1% in fiscal year 2016, compared to 32.7% in fiscal year 2015.

The decrease in SG&A expenses during fiscal year 2016 compared to fiscal year 2015 was the result of targeted cost reduction efforts across all expense categories. The most significant savings were achieved from reduced employee related expenses of $1.1 million, reduced marketing expenses of $419,000 and reduced travel and sales expenses of $290,000, all excluding expenses incurred by Centric Solutions. Separately, SG&A costs associated with Centric Solutions were reduced by $475,000.

Compensation costs decreased when comparing fiscal year 2016 to fiscal year 2015 primarily as a result of the personnel cost reduction implemented at the end of fiscal year 2015 and decreases in commissions due to decreased net sales. The reductions in marketing expenses and travel and sales expenses were primarily the result of the targeted efforts to increase efficiencies and control costs.

SG&A expenses decreased $2.9 million (or 10.9%) to $24.0 million in fiscal year 2015 from $27.0 million in fiscal year 2014. SG&A expenses as a percentage of net sales were 32.7% in fiscal year 2015, compared to 32.5% in fiscal year 2014.

The decrease in SG&A expenses during fiscal year 2015 compared to fiscal year 2014 was primarily due to decreased employee related costs, decreased legal and professional fees and decreased shipping costs. Compensation costs decreased when comparing fiscal year 2015 to fiscal year 2014 due to the reorganization initiatives implemented during the latter part of fiscal year 2014 and decreases in commissions and employee incentives resulting from decreased net sales and the financial results during fiscal year 2015. Legal and professional fees decreased when comparing fiscal year 2015 to fiscal year 2014 due to atypically high legal and professional fees that occurred in fiscal year 2014 that were not expected to recur and that did not recur in fiscal year 2015. Shipping costs decreased due to the decrease in net sales.

Royalty Expense, Net

We recognized royalty expense, net of royalty income, totaling $164,000 during fiscal year 2016, compared to $124,000 during fiscal year 2015. We expect the trend of royalty expense largely or completely offsetting royalty income to continue in fiscal year 2017 as a result of the decline in royalty income due to the expiration of patents for licensed products.

We recognized royalty expense, net of royalty income, totaling $124,000 during fiscal year 2015, compared to $110,000 during fiscal year 2014.

Amortization of Intangible Assets

We recognized $17,000 of amortization expense, associated with intangible assets, during fiscal year 2016, compared to $11,000 during fiscal year 2015 and $41,000 during fiscal year 2014.

Other Expense, Net

We recognized other expense, net of $578,000 in fiscal year 2016 compared to $433,000 in fiscal year 2015. Other expense, net for fiscal year 2016 is comprised of: interest expense totaling $621,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period.

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

Income (Loss) Before Income Taxes

We reported a loss before income taxes of $1.8 million for fiscal year 2016 compared to $2.8 million for fiscal year 2015. This decrease was primarily due to the decrease in SG&A expenses of $3.3 million in fiscal year 2016 compared to fiscal year 2015, partially offset by the decrease in gross profit of $2.1 million in fiscal year 2016, compared to fiscal year 2015.

We reported a loss before income taxes of $2.8 million for fiscal year 2015 compared to income before income taxes of $891,000 for fiscal year 2014. This change was primarily due to the decrease in gross profit of $6.7 million in fiscal year 2015 compared to fiscal year 2014, partially offset by the decrease in SG&A expenses of $2.9 million, compared to fiscal year 2014.

Income Tax Expense

Income tax expense totaled $6,000 for fiscal year 2016, compared to $1.5 million for fiscal year 2015. Our effective tax rate was less than negative one percent in fiscal year 2016, compared to negative 52.7% in fiscal year 2015.

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

Our effective tax rate for fiscal year 2015 was significantly impacted by the establishment in the fourth quarter of fiscal year 2015 of a $2.4 million valuation allowance against all of our net deferred tax assets, which is a non-cash charge that increased our net loss attributable to OCC for fiscal year 2015 by $2.4 million, or $0.39 per share.

As a result of establishing a full valuation allowance against our net deferred tax assets, if we generate sufficient taxable income in subsequent periods to realize a portion or all of our net deferred tax assets, our effective income tax rate could be unusually low due to the tax benefit attributable to the necessary decrease in our valuation allowance. Further, if we generate losses before taxes in subsequent periods, as we did in fiscal year 2016, our effective income tax rate could also be unusually low, as any increase in our net deferred tax asset from such a net operating loss for tax purposes, would be offset by a corresponding increase to our valuation allowance against our net deferred tax assets.

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

See also “Critical Accounting Policies” below and Note 12 to the Consolidated Financial Statements.

Net Income (Loss)

Net loss attributable to OCC for fiscal year 2016 was $1.8 million compared to $4.3 million for fiscal year 2015. This decrease was primarily due to the decrease in loss before income taxes of $1.0 million and the decrease in income tax expense of $1.5 million in fiscal year 2016 compared to fiscal year 2015.

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

Financial Condition

Total assets decreased $4.4 million, or 9.7%, to $40.7 million at October 31, 2016, from $45.0 million at October 31, 2015. This decrease is primarily due to a $2.8 million decrease in inventories, largely the result of the sale of stock inventory that was not replenished to previous levels and the timing of certain raw material purchases.

Total liabilities decreased $3.2 million, or 16.9%, to $15.9 million at October 31, 2016, from $19.1 million at October 31, 2015. The decrease in total liabilities was primarily due to a $1.5 million decrease in accounts payable and accrued expenses and a $1.0 million decrease in note payable to bank under our revolving credit facility. Accounts payable and accrued expenses decreased primarily due to the timing of payments related to certain raw material purchases when comparing the two periods and the timing of certain vendor payments.

Total shareholders’ equity attributable to OCC at October 31, 2016 decreased $1.9 million, or 7.0%, during fiscal year 2016. The decrease resulted primarily from a net loss attributable to OCC of $1.8 million, the purchase of the non-controlling interest in Centric Solutions for a nominal amount resulting in a net reduction in total shareholders’ equity attributable to OCC of $764,000, partially offset by share-based compensation, net of $718,000.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2016 have been to fund working capital requirements and capital expenditures, and to partially repay the outstanding balance on our revolving credit facility. Our primary source of capital for these purposes has been existing cash and cash provided by operations. As of October 31, 2016 and 2015, we had an outstanding loan balance under our revolving credit facility totaling $5.0 million and $6.0 million, respectively. As of October 31, 2016 and 2015, we had outstanding loan balances, excluding our revolving credit facility, totaling $6.9 million and $7.2 million, respectively. We have not borrowed any funds under our revolving credit facility since August 2015.

Our cash totaled $1.9 million and $1.1 million as of October 31, 2016 and 2015, respectively. Net cash provided by operating activities of $3.2 million was offset by net cash used in financing activities of $1.7 million and capital expenditures totaling $635,000.

On October 31, 2016, we had working capital of $22.2 million, compared to $23.5 million as of October 31, 2015. The ratio of current assets to current liabilities as of October 31, 2016, was 6.4 to 1 compared to 5.2 to 1 as of October 31, 2015. The decrease in working capital as of October 31, 2016 compared to October 31, 2015 was primarily due to the $2.8 million decrease in inventories, partially offset by the $1.5 million decrease in accounts payable and accrued expenses. The improved ratio of current assets to current liabilities as of October 31, 2016 compared to October 31, 2015 was due to the fact that current assets decreased 9.7% while current liabilities decreased 26.9%.

Net Cash

Net cash provided by operating activities was $3.2 million in fiscal year 2016 compared to $1.2 million in fiscal year 2015, and $4.4 million in fiscal year 2014.

Net cash provided by operating activities during fiscal year 2016 primarily resulted from certain adjustments to reconcile a net loss of $1.8 million to net cash provided by operating activities including depreciation, amortization and accretion of $2.1 million and share-based compensation expense of $801,000. Additionally, the decrease in inventories of $2.8 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the cash flow impact of decreases in accounts payable and accrued expenses of $997,000.

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

Net cash used in investing activities totaled $676,000 in fiscal year 2016 compared to $3.2 million in fiscal year 2015 and $3.0 million in fiscal year 2014. Net cash used in investing activities during fiscal years 2016, 2015 and 2014 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash used in financing activities totaled $1.7 million in fiscal year 2016 compared to net cash provided by financing activities totaling $2.0 million in fiscal year 2015 and net cash used in financing activities totaling $1.1 million in fiscal year 2014.

Net cash used in financing activities in fiscal year 2016 resulted primarily from repayments on the revolving credit facility totaling $1.0 million, principal payments on our long-term debt totaling $281,000, the payment of dividends previously declared totaling $141,000 and refinancing costs totaling $138,000. Net cash provided by financing activities in fiscal year 2015 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, of $3.5 million, partially offset by the $556,000 payment of dividends previously declared and the repurchase and retirement of 80,636 shares of our common stock for $380,000. Net cash used in financing activities in fiscal year 2014 resulted primarily from the $540,000 payment of dividends previously declared, principal payments on our long-term debt of $259,000 and the repurchase and retirement of 44,464 shares of our common stock for $195,000.

We have a plan (the “Repurchase Plan”), approved by our Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding. We anticipate that the purchases will be made over a 24- to 36-month period, but there is no definite time period for repurchase. As of October 31, 2016, we had 398,400 shares remaining to purchase under this Repurchase Plan.

We have repurchased outstanding common stock outside of the Repurchase Plan directly from certain shareholders and through an odd lot repurchase offer. During fiscal year 2016, we repurchased and retired a total of 14,225 shares for $40,150, outside of the Repurchase Plan.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a revolving credit facility.

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Bank of North Carolina (“BNC”), have a fixed interest rate of 4.25% and are secured by a first priority lien on all of our personal property and assets, all money, goods, machinery, equipment, fixtures, inventory, accounts, chattel paper, letter of credit rights, deposit accounts, commercial tort claims, documents, instruments, investment property and general intangibles now owned or hereafter acquired by us and wherever located, as well as a first lien deed of trust on the Company’s real property.

On April 26, 2016, we entered into a Credit Agreement and a Revolving Credit Note (“Revolver”) with BNC to provide the Company with a $7.0 million revolving line of credit (“Revolving Loan”) for our working capital needs which replaced the entire indebtedness we had with SunTrust Bank (“SunTrust”). Under the Credit Agreement and Revolver, BNC agreed to provide us with one or more revolving loans in a collective maximum principal amount of $7.0 million until February 28, 2017, at which time the Revolving Loan will step down to a maximum principal amount of $6.5 million, if the Revolving Loan is extended. On February 28, 2018, the maximum principal amount will again step down to $6.0 million and remain as such until the Revolving Loan terminates. We may borrow, repay, and reborrow at any time or from time to time while the Revolving Loan is in effect. There are certain financial and non-financial debt covenants associated with our agreements with BNC that we must meet on a quarterly and/or annual basis.

The Revolving Loan accrues interest at adjusted LIBOR plus 3.65% (resulting in a 4.18% rate at October 31, 2016). The Revolving Loan is payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity. Maturity for the Revolving Loan is February 28, 2018, unless extended.

The Revolving Loan is secured by a perfected first lien security interest on all assets, including but not limited to, accounts, as-extracted collateral, chattel paper, commodity accounts, commodity contracts, deposit accounts, documents, equipment, fixtures, furniture, general intangibles, goods, instruments, inventory, investment property, letter of credit rights, payment intangibles, promissory notes, software and general tangible and intangible assets owned now or later acquired. The Revolving Loan is also cross-collateralized with our real property.

The Revolving Loan replaced the loan we had with SunTrust (the “Commercial Loan”). Under the terms of the Commercial Loan, we could borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $9.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory.

Also on April 26, 2016, the Company, as borrower, and BNC, as lender, entered into an amended and restated Virginia Real Estate Loan and North Carolina Real Estate Loan in the amount of $5,271,411 and $1,816,609, respectively.

As of October 31, 2016, we had $5.0 million of outstanding borrowings on our Revolving Loan and $2.0 million in available credit. As of October 31, 2015, we had $6.0 million of outstanding borrowings on our Commercial Loan and approximately $2.6 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2016. During our 2016 fiscal year budgeting process, we included an estimate for capital expenditures of $1.8 million for the year. We incurred capital expenditures totaling $635,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2016.

During our 2017 fiscal year budgeting process, we included an estimate for capital expenditures of $2.0 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our credit facilities, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2016. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Seasonality

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles, buying patterns and budgetary considerations of our customers. Our trend for the last three fiscal years has been that an average of approximately 47%, 49% and 44% of our net sales occurred during the first half of fiscal years 2016, 2015 and 2014, respectively, and an average of approximately 53%, 51% and 56% of our net sales occurred during the second half of fiscal years 2016, 2015 and 2014, respectively.

This trend may be substantially altered during any quarter or year by the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customer and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year. We also believe net sales may not follow this trend in periods when overall economic conditions in the industry and/or in the world are atypical.

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

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for doubtful accounts, inventories, deferred tax assets, long-lived assets and commitments and contingencies.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2016.

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

Generally, a cumulative loss in recent years is a significant piece of negative evidence that is quite difficult to overcome under U.S. GAAP. Since the amount of our loss before income taxes in fiscal year 2015 exceeded our income before taxes during the previous two fiscal years, we believed that U.S. GAAP required us to treat as significant negative evidence that it was “more likely than not” that we would be unable to realize the future benefits of our deferred tax assets in the coming years—significant negative evidence that was quite difficult to overcome under U.S. GAAP and which we were not able to overcome with sufficient objectively verifiable positive evidence.

While we believed that ultimately we will utilize the benefit of our net deferred tax assets in the future (prior to any expiration of the usability of such deferred tax assets for income tax purposes), we concluded as a result of our cumulative loss position and insufficient objectively verifiable positive evidence, it was appropriate under U.S. GAAP for us to establish a full valuation allowance against net deferred tax assets as of October 31, 2015.

The valuation allowance against our net deferred tax assets does not in any way impact our ability to use future tax deductions such as our net operating loss carryforwards; rather, the valuation allowance indicates, according to the provisions of Accounting Standards Codification 740, Income Taxes, it is “more likely than not” that our deferred tax assets will not be realized.

The valuation allowance that was established will be maintained until there is sufficient positive evidence to conclude that it is “more likely than not” that our net deferred tax assets will be realized. Our income tax expense for future periods will be reduced to the extent of corresponding decreases in our valuation allowance. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets.

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2016 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. In March 2016, the FASB issued Accounting Standards Update 2016-08, Revenue from Contracts with Customers (Topic 606) Principle versus Agent Considerations, (“ASU 2016-08”). ASU 2016-08 clarifies the implementation guidance on principal-versus-agent considerations. In April 2016, the FASB issued Accounting Standards Update 2016-10, Revenue from Contracts with Customers (Topic 606) Identifying Performance Obligations and Licensing (“ASU 2016-10”). ASU 2016-10 clarifies two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas.  In May 2016, the FASB issued Accounting Standards Update 2016-12, Revenue from Contracts with Customers (Topic 606) – Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The amendments in ASU 2016-12 address the areas of collectability, presentation of sales tax and other similar taxes collected from customers, noncash consideration, contract modifications and completed contracts at transition. The update also amends the disclosure requirements within ASU 2014-09 for entities that retrospectively apply the guidance. The amendments in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are effective in conjunction with ASU 2015-14. We are currently evaluating the impact of the adoption of this guidance on our results of operations, financial position and liquidity and our related financial statement disclosures.

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

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes (“ASU 2015-17”). ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those periods, with early adoption permitted. The adoption of ASU 2015-17 is not expected to have any impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The adoption of ASU 2016-02 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, statutory tax withholding requirements and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2016-09 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance related to the classification of certain cash receipts and cash payments on the statement of cash flows. The pronouncement provides clarification guidance on eight specific cash flow presentation issues that have developed due to diversity in practice. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2016-15 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset (with the exception of inventory) when the transfer occurs.  Under current GAAP, entities are prohibited from recognizing current and deferred income taxes for an intra-entity transfer until the asset is sold to a third party.  Examples of assets that would be affected by the new guidance are intellectual property and property, plant and equipment.  ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2016-16 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to materially impact our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2016.

Consolidated Balance Sheets

October 31, 2016 and 2015

	October 31,
	2016	2015
Assets
Current assets:
Cash	$1,879,064	$1,083,072
Trade accounts receivable, net of allowance for doubtful accounts of $74,266 in 2016 and $63,011 in 2015	8,916,245	9,189,498
Other receivables	70,828	134,428
Income taxes refundable	—	360,324
Inventories	15,023,966	17,816,080
Prepaid expenses	431,780	564,024
Total current assets	26,321,883	29,147,426
Property and equipment, net	13,399,158	13,903,919
Intangible assets, net	575,010	523,665
Other assets, net	369,737	1,453,808
Total assets	$40,665,788	$45,028,818
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$294,214	$280,999
Accounts payable and accrued expenses	2,636,420	4,116,927
Accrued compensation and payroll taxes	1,179,872	1,222,728
Income taxes payable	15,603	22,498
Total current liabilities	4,126,109	5,643,152
Note payable to bank	5,000,000	6,000,000
Long-term debt, excluding current installments	6,651,780	6,946,008
Other noncurrent liabilities	122,910	551,108
Total liabilities	15,900,799	19,140,268
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,081,159 shares in 2016 and 7,059,548 shares in 2015	11,080,595	10,363,012
Retained earnings	13,684,394	16,267,595
Total shareholders’ equity attributable to Optical Cable Corporation	24,764,989	26,630,607
Noncontrolling interest	—	(742,057)
Total shareholders’ equity	24,764,989	25,888,550
Commitments and contingencies
Total liabilities and shareholders’ equity	$40,665,788	$45,028,818

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended October 31, 2016, 2015 and 2014

	Years Ended October 31,
	2016	2015	2014
Net sales	$64,616,001	$73,568,738	$82,977,732
Cost of goods sold	44,890,865	51,772,851	54,505,370
Gross profit	19,725,136	21,795,887	28,472,362
Selling, general and administrative expenses	20,760,735	24,042,554	26,989,262
Royalty expense, net	164,463	124,271	110,193
Amortization of intangible assets	16,903	10,860	40,612
Income (loss) from operations	(1,216,965)	(2,381,798)	1,332,295

Other expense, net:
Interest expense	(620,810)	(439,921)	(413,731)
Other, net	42,680	6,656	(27,984)
Other expense, net	(578,130)	(433,265)	(441,715)
Income (loss) before income taxes	(1,795,095)	(2,815,063)	890,580

Income tax expense	5,899	1,482,382	267,673
Net income (loss)	$(1,800,994)	$(4,297,445)	$622,907

Net loss attributable to noncontrolling interest	(22,172)	(41,780)	(61,320)

Net income (loss) attributable to Optical Cable Corporation	$(1,778,822)	$(4,255,665)	$684,227

Net income (loss) attributable to Optical Cable Corporation per share - basic and diluted	$(0.28)	$(0.69)	$0.10

Cash dividends declared per common share	$0.00	$0.08	$0.08

See accompanying notes to consolidated financial statements.

 Consolidated Statements of Shareholders' Equity

Years ended October 31, 2016, 2015 and 2014

				Total
				Shareholders’		Total
	Common Stock		Retained	Equity Attributable	Noncontrolling	Shareholders’
	Shares	Amount	Earnings	to OCC	Interest	Equity
Balances at October 31, 2013	6,570,734	$8,679,435	$21,519,238	$30,198,673	$(638,957)	$29,559,716

Share-based compensation, net	313,508	830,789	—	830,789	—	830,789
Repurchase and retirement of common stock (at cost)	(44,464)	—	(195,206)	(195,206)	—	(195,206)
Common stock dividends declared, $0.08 per share	—	—	(545,378)	(545,378)	—	(545,378)
Excess tax benefits from share-based compensation	—	33,462	—	33,462	—	33,462
Net income	—	—	684,227	684,227	(61,320)	622,907

Balances at October 31, 2014	6,839,778	9,543,686	21,462,881	31,006,567	(700,277)	30,306,290

Share-based compensation, net	300,406	818,807	—	818,807	—	818,807
Repurchase and retirement of common stock (at cost)	(80,636)	—	(379,675)	(379,675)	—	(379,675)
Common stock dividends declared, $0.08 per share	—	—	(559,946)	(559,946)	—	(559,946)
Excess tax benefits from share-based compensation	—	519	—	519	—	519
Net loss	—	—	(4,255,665)	(4,255,665)	(41,780)	(4,297,445)

Balances at October 31, 2015	7,059,548	10,363,012	16,267,595	26,630,607	(742,057)	25,888,550

Share-based compensation, net	35,836	717,583	—	717,583	—	717,583
Repurchase and retirement of common stock (at cost)	(14,225)	—	(40,150)	(40,150)	—	(40,150)
Purchase of noncontrolling interest in consolidated subsidiary	—	—	(764,229)	(764,229)	764,229	—
Net loss	—	—	(1,778,822)	(1,778,822)	(22,172)	(1,800,994)

Balances at October 31, 2016	7,081,159	$11,080,595	$13,684,394	$24,764,989	$—	$24,764,989

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended October 31, 2016, 2015 and 2014

	Years ended October 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$(1,800,994)	$(4,297,445)	$622,907
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion	2,054,977	2,076,486	2,022,648
Bad debt expense (recovery)	11,254	(16,889)	18,915
Deferred income tax expense (benefit)	—	2,228,124	(423,524)
Share-based compensation expense	800,520	1,078,563	956,859
Impact of excess tax benefits from share-based compensation	—	(519)	(33,462)
(Gain) loss on sale of property and equipment	(15,171)	12,059	39,137
(Increase) decrease in:
Trade accounts receivable	261,999	4,903,740	(4,143,294)
Other receivables	63,600	45,707	44,881
Income taxes refundable	360,324	(360,324)	590,569
Inventories	2,792,114	(297,961)	716,160
Prepaid expenses	132,244	14,819	(247,702)
Other assets, net	—	16,341	—
Increase (decrease) in:
Accounts payable and accrued expenses	(997,163)	(1,698,165)	2,171,801
Accrued compensation and payroll taxes	(42,856)	(1,672,372)	1,597,509
Income taxes payable	(6,895)	(675,034)	731,513
Other noncurrent liabilities	(458,473)	(154,782)	(280,599)
Net cash provided by operating activities	3,155,480	1,202,348	4,384,318
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(635,153)	(3,148,964)	(2,820,183)
Investment in intangible assets	(68,248)	(95,829)	(138,501)
Proceeds from sale of property and equipment	27,118	500	—
Net cash used in investing activities	(676,283)	(3,244,293)	(2,958,684)
Cash flows from financing activities:
Payroll taxes remitted on share-based payments	(82,937)	(259,756)	(126,070)
Proceeds from note payable to bank	6,000,000	4,000,000	1,750,000
Principal payments on long-term debt and note payable to bank	(7,281,013)	(770,012)	(2,008,651)
Payments for financing costs	(137,794)	—	—
Repurchase of common stock	(40,150)	(379,675)	(195,206)
Impact of excess tax benefits from share-based compensation	—	519	33,462
Common stock dividends paid	(141,311)	(555,566)	(539,965)
Net cash provided by (used in) financing activities	(1,683,205)	2,035,510	(1,086,430)
Net increase (decrease) in cash	795,992	(6,435)	339,204
Cash at beginning of year	1,083,072	1,089,507	750,303
Cash at end of year	$1,879,064	$1,083,072	$1,089,507
Supplemental disclosure of cash flow information:
Cash payments for interest	$568,631	$427,024	$394,241
Income taxes paid (refunded), net	$(352,564)	$434,206	$(586,290)
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$42,785	$384,818	$12,625
Common stock dividends declared and included in accounts payable and accrued expenses at year end	$—	$141,311	$136,931

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended October 31, 2016, 2015 and 2014

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (the non-carrier markets), offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include designs for uses ranging from enterprise network, datacenter, residential and campus installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market.

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

Effective February 1, 2016, OCC increased its ownership of Centric Solutions LLC (“Centric Solutions”) to 100%. Centric Solutions is a business founded in 2008 to provide turnkey cabling and connectivity solutions for the datacenter market.

The Company’s cabling and connectivity products are used for high bandwidth transmission of data, video and audio communications. The Company’s product offering includes products well-suited for use in various other short- to moderate-distance applications as well. The Company’s products are sold worldwide. Also see note 10.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Optical Cable Corporation and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2016 and 2015, the Company had bank deposits in excess of the insured limit totaling $1.1 million and $768,222, respectively.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2016 and 2015, the Company had no cash equivalents.

(d)	Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not typically bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews outstanding trade accounts receivable at the end of each quarter and records allowances for doubtful accounts as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total. In determining the amount of allowance for doubtful accounts to be recorded for individual customers, the Company considers the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management’s judgment as to the overall collectibility of the receivable from that customer. In addition, the Company establishes an allowance for all other receivables for which no specific allowances are deemed necessary. This portion of the allowance for doubtful accounts is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on the Company’s historical experience and management’s current judgment regarding the state of the economy and the industry. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Trade accounts receivable is also shown net of an allowance for sales returns. The allowance for sales returns is determined based on historical trends, identified returns and the potential for additional returns. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1.8 million, $2.0 million and $2.2 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2016, 2015 and 2014, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.3 million, $1.3 million and $1.4 million for the fiscal years ended October 31, 2016, 2015 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $237,000, $451,000 and $522,000 for the fiscal years ended October 31, 2016, 2015 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

(n)	Stock Incentive Plans and Other Share-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Also see note 9.

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2016, 2015 and 2014 follows:

	Years ended October 31,
	2016	2015	2014
Balance at beginning of year	$63,011	$92,988	$74,073
Bad debt expense (recovery)	11,255	(16,889)	18,915
Losses charged to allowance	—	(13,088)	—
Balance at end of year	$74,266	$63,011	$92,988

(3)	Inventories

Inventories as of October 31, 2016 and 2015 consist of the following:

	October 31,
	2016	2015
Finished goods	$4,657,779	$6,116,989
Work in process	2,591,885	2,918,803
Raw materials	7,515,717	8,514,718
Production supplies	258,585	265,570
Total	$15,023,966	$17,816,080

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2016 and 2015 consists of the following:

	October 31,
	2016	2015
Land	$3,144,068	$3,144,068
Building and improvements	8,140,933	8,127,015
Machinery and equipment	25,769,804	25,081,678
Furniture and fixtures	903,067	909,715
Construction in progress	1,588,815	1,292,235
Total property and equipment, at cost	39,546,687	38,554,711
Less accumulated amortization and depreciation	(26,147,529)	(24,650,792)
Property and equipment, net	$13,399,158	$13,903,919

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $16,903, $10,860 and $40,612 for the years ended October 31, 2016, 2015 and 2014, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2016 and 2015, the Company’s accrual for estimated product warranty claims totaled $70,000 and $130,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2016, 2015 and 2014 totaled $70,691, $234,784 and $220,525, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2016 and 2015:

	Years ended October 31,
	2016	2015
Balance at beginning of year	$130,000	$100,000
Liabilities accrued for warranties issued during the year	124,018	215,802
Warranty claims paid during the period	(130,691)	(204,784)
Changes in liability for pre-existing warranties during the year	(53,327)	18,982

Balance at end of year	$70,000	$130,000

(7)	Long-term Debt and Note Payable to Bank

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a revolving credit note.

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Bank of North Carolina (“BNC”), have a fixed interest rate of 4.25% and are secured by a first priority lien on all of the Company’s personal property and assets, all money, goods, machinery, equipment, fixtures, inventory, accounts, chattel paper, letter of credit rights, deposit accounts, commercial tort claims, documents, instruments, investment property and general intangibles now owned or hereafter acquired by the Company and wherever located, as well as a first lien deed of trust on the Company’s real property.

Long-term debt as of October 31, 2016 and 2015 consists of the following:

	October 31,
	2016	2015
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $36,426, including interest (at 4.25%), with final payment of $4,858,220 due April 30, 2018	$5,165,785	$5,374,777
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $12,553, including interest (at 4.25%), with final payment of $1,674,217 due April 30, 2018	1,780,209	1,852,230
Total long-term debt	6,945,994	7,227,007
Less current installments	294,214	280,999
Long-term debt, excluding current installments	$6,651,780	$6,946,008

On April 26, 2016, OCC entered into a Credit Agreement and a Revolving Credit Note (“Revolver”) with BNC to provide the Company with a $7.0 million revolving line of credit (“Revolving Loan”) for the working capital needs of the Company which replaced the entire indebtedness the Company had with SunTrust Bank (“SunTrust”). Under the Credit Agreement and Revolver, BNC agreed to provide the Company with one or more revolving loans in a collective maximum principal amount of $7.0 million until February 28, 2017, at which time the Revolving Loan will step down to a maximum principal amount of $6.5 million, if the Revolving Loan is extended. On February 28, 2018, the maximum principal amount will again step down to $6.0 million and remain as such until the Revolving Loan terminates. The Company may borrow, repay, and reborrow at any time or from time to time while the Revolving Loan is in effect. There are certain financial and non-financial debt covenants associated with the agreements with BNC that the Company must meet on a quarterly and/or annual basis.

The Revolving Loan accrues interest at adjusted LIBOR plus 3.65% (resulting in a 4.18% rate at October 31, 2016). The Revolving Loan is payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity. Maturity for the Revolving Loan is February 28, 2018, unless extended.

The Revolving Loan is secured by a perfected first lien security interest on all assets, including but not limited to, accounts, as-extracted collateral, chattel paper, commodity accounts, commodity contracts, deposit accounts, documents, equipment, fixtures, furniture, general intangibles, goods, instruments, inventory, investment property, letter of credit rights, payment intangibles, promissory notes, software and general tangible and intangible assets owned now or later acquired. The Revolving Loan is also cross-collateralized with the Company’s real property.

The Revolving Loan replaced the loan the Company had with SunTrust (the “Commercial Loan”). Under the terms of the Commercial Loan, the Company could borrow an aggregate principal amount at any one time outstanding not to exceed the lesser of (i) $9.0 million, or (ii) the sum of 85% of certain receivables aged 90 days or less plus 35% of the lesser of $1.0 million or certain foreign receivables plus 25% of certain raw materials inventory.

Also on April 26, 2016, the Company, as borrower, and BNC, as lender, entered into an amended and restated Virginia Real Estate Loan and North Carolina Real Estate Loan in the amount of $5,271,411 and $1,816,609, respectively.

As of October 31, 2016, the Company had $5.0 million of outstanding borrowings on its Revolving Loan and $2.0 million in available credit. As of October 31, 2015 the Company had $6.0 million of outstanding borrowings on its Commercial Loan and $2.6 million in available credit.

The aggregate maturities of long-term debt for each of the two years subsequent to October 31, 2016 are: $294,214 in fiscal year 2017 and $11,651,780 in fiscal year 2018.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The original lease of approximately 21,000 square feet became effective September 15, 2009 and had an original term of five years. Effective May 19, 2011, the Company extended the term of the lease through November 30, 2016 and agreed to lease approximately 13,000 square feet of additional space adjacent to the existing leased property. The lease term for the additional space became effective September 1, 2011 and had the same termination date, November 30, 2016, as the original leased property. Effective August 10, 2016, the Company extended the term of the lease through November 30, 2019. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

Centric Solutions entered into an operating lease agreement in August 2008 for approximately 23,000 square feet of office and manufacturing space in Coppell, Texas, with a term of approximately seven years. On November 30, 2015 Centric Solutions’ operating lease expired and was not renewed.

The Company entered into an operating lease agreement in April 2015 for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term is for twelve months and terminated on April 30, 2016, but the Company exercised the first of its four (4) one year options to renew the lease and anticipates it will exercise the remaining three (3) one year options. The rent payments are recognized on a straight-line basis over the extended term of the lease.

The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 2016 consist of the following:

Fiscal year	Operating Lease
2017	$309,743
2018	318,629
2019	327,106
2020	72,041
Total	$1,027,519

Total rent expense associated with the operating leases for the fiscal years ended October 31, 2016, 2015 and 2014 was $391,116, $479,937 and $425,084, respectively.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2016, 2015 and 2014, total expense of $3,042,441, $3,665,320 and $3,957,668, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $29,396, $145,181 and $161,836 for the years ended October 31, 2016, 2015 and 2014, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

In March 2015, the Company’s shareholders approved the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2015 Restatement”) that was recommended for approval by the Company’s Board of Directors. The 2015 Restatement reserved an additional 550,000 common shares of the Company for issuance under the 2015 Restatement and succeeded and replaced the Optical Cable Corporation Amended and Restated 2011 Stock Incentive Plan and the Optical Cable Corporation 2004 Non-employee Directors Stock Plan. As of October 31, 2016, there were approximately 325,000 remaining shares available for grant under the 2015 Restatement.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2016, 2015 and 2014 was $800,520, $1,078,563 and $956,859, respectively.

Restricted and Other Stock Awards

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees, subject to approval by the Compensation Committee of the Board of Directors. A portion of the restricted stock awards granted under the 2015 Restatement vest based on the passage of time and the remainder vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.

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

The Company recorded compensation expense related to its restricted stock awards granted to employees and a consultant totaling $599,450, $948,190 and $844,754 during the fiscal years ended October 31, 2016, 2015 and 2014, respectively.

A summary of the status of the Company’s nonvested shares granted to employees under the 2015 Restatement as of October 31, 2016, and changes during the year ended October 31, 2016, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2015	830,817	$3.98
Granted	36,584	2.31
Vested	(146,908)	3.98
Forfeited	(53,445)	3.96
Balance at October 31, 2016	667,048	$3.89

As of October 31, 2016, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 2.6 year weighted-average period is approximately $2.1 million.

During the fiscal years ended October 31, 2016 and 2015, stock awards to non-employee Directors under the 2015 Restatement totaling 86,296 shares and 33,515 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. During the fiscal year ended October 31, 2014, restricted stock awards under the Optical Cable Corporation 2004 Non-employee Directors Stock Plan totaling 29,424 shares were approved by the Board of Directors of the Company. The shares granted under the 2015 Restatement and the Optical Cable Corporation 2004 Non-employee Directors Stock Plan vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recorded compensation expense totaling $201,070, $130,373 and $112,105 during the years ended October 31, 2016, 2015 and 2014, respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2016 and 2015 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2016, 15.1%, or approximately $9.7 million of consolidated net sales were attributable to one customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2016. As of October 31, 2016, the same customer had an outstanding balance payable to the Company totaling 8.6% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2016, 2015 and 2014, approximately 80%, 78% and 79%, respectively, of net sales were from customers in the United States, while approximately 20%, 22% and 21%, respectively, were from customers outside of the United States.

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2016, 2015 and 2014 were as follows:

	Years ended October 31,
	2016	2015	2014
United States	$51,379,528	$57,402,020	$65,457,787
Outside the United States	13,236,473	16,166,718	17,519,945
Total net sales	$64,616,001	$73,568,738	$82,977,732

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2016, 2015 or 2014.

The Company has a single reportable segment for purposes of segment reporting.

(11)	Non-controlling Interest

On August 1, 2008, OCC acquired 70% of the authorized membership interests of Centric Solutions LLC (“Centric Solutions”), a limited liability company focused on sales of turnkey cabling and connectivity solutions for the datacenter market. OCC consolidated Centric Solutions for financial reporting purposes and a non-controlling interest was recorded for the other members’ interests in the net assets and operations of Centric Solutions to the extent of the non-controlling members’ investment.

Effective February 1, 2016, OCC purchased, for a nominal amount, the membership interest in Centric Solutions of one of the non-controlling members, and Centric Solutions purchased, for a nominal amount, and retired the membership units of the remaining non-controlling member. As a result, Centric Solutions became a wholly owned subsidiary of OCC. OCC continues to consolidate Centric Solutions for financial reporting purposes, however, beginning February 1, 2016, the Company no longer records a non-controlling interest in its consolidated financial statements.

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2016, 2015 and 2014 consists of:

Fiscal year ended October 31, 2016	Current	Deferred	Total
U.S. Federal	$35,118	$—	$35,118
State	(29,219)	—	(29,219)
Totals	$5,899	$—	$5,899

Fiscal year ended October 31, 2015	Current	Deferred	Total
U.S. Federal	$(624,825)	$2,098,615	$1,473,790
State	(120,917)	129,509	8,592
Totals	$(745,742)	$2,228,124	$1,482,382

Fiscal year ended October 31, 2014	Current	Deferred	Total
U.S. Federal	$666,517	$(370,553)	$295,964
State	24,680	(52,971)	(28,291)
Totals	$691,197	$(423,524)	$267,673

Reported income tax expense for the years ended October 31, 2016, 2015 and 2014 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2016	2015	2014
“Expected” tax expense (benefit)	$(610,332)	$(957,121)	$302,797
Increase (reduction) in income tax expense (benefit) resulting from:
Benefits from domestic manufacturing deduction	—	—	(61,024)
State income taxes, net of federal benefit	(79,386)	(78,880)	(23,031)
Loss of permanent deductions due to NOL carryback	—	35,636	—
Other differences, net	50,627	67,491	48,931
Change in valulation allowance	644,990	2,415,256	—
Reported income tax expense	$5,899	$1,482,382	$267,673

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2016 and 2015 are presented below:

	October 31,
	2016	2015
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$87,472	$53,316
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	999,468	1,118,735
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	67,758	65,213
Share-based compensation expense	134,653	131,487
Investment in Centric Solutions	6,984	114,118
Net operating loss carryforwards	1,958,734	1,437,611
Other	110,773	57,413
Total gross deferred tax assets	3,365,842	2,977,893
Valuation allowance	(3,060,246)	(2,415,256)
Net deferred tax assets	305,596	562,637
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(301,590)	(558,222)
Other receivables, due to accrual for financial reporting purposes	(4,006)	(4,415)
Total gross deferred tax liabilities	(305,596)	(562,637)
Net deferred tax asset	$—	$—

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2016, $1,680,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028.

Additionally, we have federal and state gross NOL carryforwards of $3,879,154 and $1,463,694, respectively; all of which originated during fiscal years 2016 and 2015, and will not begin to expire until fiscal year 2030. Included in these carryforwards is $27,432 of net excess tax benefits from share-based compensation for which shareholders’ equity will be increased when such benefits are realized.

For the years ended October 31, 2016 and 2015, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $3,060,246 and $2,415,256, respectively, against net deferred tax assets existing as of October 31, 2016 and 2015.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

A reconciliation of the unrecognized tax benefits for fiscal years 2016 and 2015 follows:

	October 31,
	2016	2015
Unrecognized tax benefits balance at beginning of year	$79,322	$168,756
Gross decreases for tax positions of prior years	(1,000)	(88,050)
Settlements with taxing authorities	—	(1,384)
Unrecognized tax benefits balance at end of year	$78,322	$79,322

During fiscal year 2016, the Company accrued interest of $6,284 and reduced accrued penalties by $250 related to unrecognized tax benefits. During fiscal year 2015, the Company reduced accrued interest and penalties by $35,873 and $19,283, respectively, related to unrecognized tax benefits. As of October 31, 2016 and 2015, the Company had approximately $44,587 and $38,553, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $43,191 and $45,987 as of October 31, 2016 and 2015, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2013 through October 31, 2015.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable to bank and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2016 and 2015. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2016	2015	2014
Net income (loss) attributable to OCC (numerator)	$(1,778,822)	$(4,255,665)	$684,227
Shares (denominator)	6,443,162	6,201,478	6,764,263
Basic and diluted net income (loss) per share	$(0.28)	$(0.69)	$0.10

Nonvested shares as of October 31, 2016 and October 31, 2015 totaling 646,887 and 750,120, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2016 and October 31, 2015 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

The Company, through plans approved by its Board of Directors and other programs, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2016	14,225	$40,150
2015	80,636	379,675
2014	44,464	195,206

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,081,159 shares of its common stock issued and outstanding at October 31, 2016.

The Company has a plan (the “Repurchase Plan”), approved by its Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding. The Company anticipates that the purchases will be made over a 24- to 36-month period, but there is no definite time period for repurchase. As of October 31, 2016, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan.

The Company has repurchased outstanding common stock outside of the Repurchase Plan directly from certain shareholders and through an odd lot repurchase offer. During fiscal year 2016, OCC repurchased and retired a total of 14,225 shares for $40,150, outside of the Repurchase Plan.

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

Dividends

The Company initiated a quarterly cash dividend of $0.01 per share on its common stock in October 2010. In January 2012, the quarterly cash dividend was increased to $0.015 per share and in December 2012, the quarterly cash dividend was increased to $0.02 per share. In January 2016, the quarterly cash dividend was suspended.

(16)	Contingencies

On May 31, 2016, G. Thomas Hazelton, Jr. was terminated by Applied Optical Systems, Inc., a wholly owned subsidiary of OCC (“AOS”) for Cause as defined both in his employment agreement dated October 31, 2009 (the “Employment Agreement”) and also in the Stock Purchase Agreement dated October 31, 2009 by and among OCC, as buyer, and G. Thomas Hazelton, Jr. (“Hazelton”) and Daniel Roehrs (“Roehrs”), as sellers.

OCC acquired AOS from Hazelton and Roehrs pursuant to the terms of the SPA. In addition to its claims under the Employment Agreement, OCC also has asserted claims of indemnification against Hazelton under the SPA related to alleged unlawful actions by Hazelton and Roehrs.

As a result, OCC has not paid Hazelton any severance compensation and does not intend to pay Hazelton any of the minimum earn out amount (a maximum amount of $470,665 payable on January 31, 2017 under the terms of the SPA) that otherwise would have been owed to Hazelton, but for Hazelton’s termination for Cause and OCC’s indemnification claims under the SPA.

As a result of this dispute, OCC and AOS filed suit against Hazelton on September 9, 2016 in state court in Roanoke City, Virginia.  Hazelton has filed suit against OCC and AOS on September 7, 2016 in state court in Collin County, Texas.

Additionally, OCC, AOS, and Centric Solutions LLC, a wholly owned subsidiary of OCC (“Centric Solutions”) have filed suit against Roehrs, William DiBella (“DiBella”) (a former employee of Centric Solutions), and Rosenberger CDS, LLC and Rosenberger North America (together, “Rosenberger”) on September 20, 2016 in state court in Roanoke County, Virginia, in connection with related alleged unlawful actions by Roehrs, DiBella and Rosenberger.

At this time, OCC does not believe any of these disputes or the litigation resulting therefrom will have a material adverse effect on OCC.

From time to time, the Company is involved in other various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(17)	New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. In March 2016, the FASB issued Accounting Standards Update 2016-08, Revenue from Contracts with Customers (Topic 606) Principle versus Agent Considerations, (“ASU 2016-08”). ASU 2016-08 clarifies the implementation guidance on principal-versus-agent considerations. In April 2016, the FASB issued Accounting Standards Update 2016-10, Revenue from Contracts with Customers (Topic 606) Identifying Performance Obligations and Licensing (“ASU 2016-10”). ASU 2016-10 clarifies two aspects of Topic 606: identifying performance obligation and the licensing implementation guidance, while retaining the related principles for those areas.  In May 2016, the FASB issued Accounting Standards Update 2016-12, Revenue from Contracts with Customers (Topic 606) – Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The amendments in ASU 2016-12 address the areas of collectability, presentation of sales tax and other similar taxes collected from customers, noncash consideration, contract modifications and completed contracts at transition. The update also amends the disclosure requirements within ASU 2014-09 for entities that retrospectively apply the guidance. The amendments in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are effective in conjunction with ASU 2015-14. The Company is currently evaluating the impact of the adoption of this guidance on the Company's results of operations, financial position and liquidity and its related financial statement disclosures.

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

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes (“ASU 2015-17”). ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those periods, with early adoption permitted. The adoption of ASU 2015-17 is not expected to have a material impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The adoption of ASU 2016-02 is not expected to have a material impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, statutory tax withholding requirements and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2016-09 is not expected to have a material impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15   provides guidance related to the classification of certain cash receipts and cash payments on the statement of cash flows. The pronouncement provides clarification guidance on eight specific cash flow presentation issues that have developed due to diversity in practice. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2016-15 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset (with the exception of inventory) when the transfer occurs.  Under current GAAP, entities are prohibited from recognizing current and deferred income taxes for an intra-entity transfer until the asset is sold to a third party.  Examples of assets that would be affected by the new guidance are intellectual property and property, plant and equipment.  ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2016-16 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2016 and 2015:

	Quarter ended
Fiscal year ended October 31, 2016	January 31	April 30	July 31	October 31
Net sales	$14,047,890	$16,340,153	$16,915,135	$17,312,823
Gross profit	3,502,431	4,551,295	5,461,691	6,209,719
Selling, general & administrative expenses	5,087,481	5,351,577	5,074,839	5,246,838
Income (loss) before income taxes	(1,743,321)	(992,653)	181,003	759,876
Net income (loss) attributable to Optical Cable Corporation	(1,745,021)	(983,122)	188,163	761,158
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	$(0.28)	$(0.15)	$0.03	$0.11
Cash dividends declared per common share	$0.00	$0.00	$0.00	$0.00

	Quarter ended
Fiscal year ended October 31, 2015	January 31	April 30	July 31	October 31
Net sales	$17,358,844	$18,676,107	$20,781,340	$16,752,447
Gross profit	5,385,391	5,669,311	5,708,843	5,032,342
Selling, general & administrative expenses	5,720,420	6,474,414	6,084,514	5,763,206
Loss before income taxes	(497,621)	(938,546)	(516,247)	(862,649)
Net loss attributable to Optical Cable Corporation	(228,183)	(490,144)	(572,572)	(2,964,766)
Basic and diluted net loss per share attributable to Optical Cable Corporation	$(0.04)	$(0.08)	$(0.09)	$(0.48)
Cash dividends declared per common share	$0.02	$0.02	$0.02	$0.02

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Optical Cable Corporation

Roanoke, VA

We have audited the accompanying consolidated balance sheet of Optical Cable Corporation and Subsidiaries (the “Company”) as of October 31, 2016, and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year ended October 31, 2016. Optical Cable Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of October 31, 2015 were audited by other auditors whose report dated January 28, 2016, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and Subsidiaries as of October 31, 2016, and the consolidated results of its operations and its cash flows for the year ended October 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brown, Edwards & Company, L.L.P.

1715 Pratt Drive, Suite 2700

Blacksburg, Virginia

December 20, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated balance sheet of Optical Cable Corporation and subsidiaries as of October 31, 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended October 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Cable Corporation and subsidiaries as of October 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended October 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Roanoke, Virginia
January 28, 2016

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Brown, Edwards & Company, L.L.P.

1715 Pratt Drive

Suite 2700

Blacksburg, VA 24060

Transfer Agent

American Stock Transfer & Trust Company, LLC

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

Annual Meeting

The 2017 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 28, 2017, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 300 shareholders of record as of December 13, 2016. Additionally, there are approximately 1,100 beneficial owners as of December 13, 2016. On December 13, 2016, our common stock closed at a price of $2.85 per share.

Employees of the Company and members of the Board of Directors owned at least 36.6% of the shares outstanding as of October 31, 2016, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2016	High	Low
Fourth Quarter	$3.60	$2.16
Third Quarter	$2.89	$2.14
Second Quarter	$2.96	$2.15
First Quarter	$3.15	$2.10

	Range of Bid Prices
Fiscal year ended October 31, 2015	High	Low
Fourth Quarter	$3.72	$3.04
Third Quarter	$4.13	$3.28
Second Quarter	$5.48	$3.86
First Quarter	$5.56	$4.05

Dividend Declaration

In October 2010, the Board of Directors authorized the initiation of a quarterly cash dividend and declared a cash dividend on our common stock of $0.01 per share. In fiscal year 2011, we declared dividends of $0.01 per share on a quarterly basis. In fiscal year 2012, the dividend rate was increased to $0.015 per share and we declared dividends at the increased rate on a quarterly basis. In fiscal year 2013, the dividend rate was increased to $0.02 per share and we declared dividends at the increased rate on a quarterly basis for fiscal years 2013, 2014 and 2015. In January 2016, the Board of Directors suspended the declaration of dividends to shareholders. The payment of future dividends, if any, and the amount of future dividends is at the discretion of our Board of Directors and may change at any time. The declaration and payment of any future dividends by the Company is dependent on the consideration of various relevant factors by the Board of Directors, including, but not limited to, recent and future earnings, cash flow and financial condition, future investment opportunities, and/or other relevant factors.

Corporate Information

(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and
Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer
and Corporate Secretary

Board of Directors of Optical Cable Corporation

Neil D. Wilkin, Jr., Chairman	Chairman of the Board, President
and Chief Executive Officer
Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	President and Founder
Holland Technical Services

John A. Nygren	Retired, former President
ChemTreat, Inc.

Craig H. Weber	Chief Executive Officer
Home Care Delivered, Inc.

John B. Williamson, III	Chairman of the Board
RGC Resources, Inc. and
Roanoke Gas Company

Roanoke
Asheville
Dallas

ROANOKE, VA
Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

ASHEVILLE, NC
Enterprise Connectivity Manufacturing Facility
ISO 9001:2008 registered

DALLAS, TX
Harsh Environment and Specialty Connectivity Manufacturing Facility
ISO 9001:2008 registered
MIL-STD-790F certified

JOIN OUR SOCIAL NETWORK
For the most up-to-date information on all of OCC's products, news and information, visit our website. Registered users get added benefits, access to additional information, white papers and more.

occfiber.com

Like us on Facebook:
facebook.com/OCCSolutions

Follow us on Twitter:
twitter.com/occsolutions

Join the conversation on Linked-In:
linkedin.com/groups/optical-cable-corporation

OCC®

CORPORATE HEADQUARTERS
5290 Concourse Drive | Roanoke, VA 24019 | USA
Phone: +1-540-265-0690 | 800-622-7711
Fax: +1-540-265-0724