Form 10-K, Exhibit 13
period 2017-10-31
OPTICAL CABLE CORP
filed 2017-12-20
CIK 1000230

Exhibit 13.1

2017 ANNUAL REPORT

OCC®

Connections You Can Count On.®

YOUR CONNECTIONS COUNT ON OCC.

THE SIGNAL OF RELIABILITY.

Products
Innovation
Solutions
Service

SMPTE ASSEMBLY ON MARS™ REEL

MHC®-T3 CABLE ASSEMBLY

RTC/RTS FAMILY ENCLOSURES

CATEGORY 8 FIELD TERMINABLE PLUG

When we first built our reputation as pioneers in the fiber optic cable industry, OCC made a commitment to quality, performance, and service.

Today, we are leaders in the engineering and manufacturing of a variety of high-performance, top-tier cabling systems for a wide range of industries – from mission critical data center applications to live location transmissions for broadcast. Our products were designed to be smarter than the most challenging situations, and tougher than the harshest environments. In addition, our innovation and expertise has moved beyond cable products to entire connectivity systems, allowing you to rely on one convenient source for all your connectivity needs. That's why some of the world's top corporations, data centers, universities, broadcasters, waste treatment centers, and military facilities/operations choose OCC for connections they can count on.

OCC®
Connections You Can Count On.™

OPTICAL CABLE CORPORATION

Annual Report

2017

3	Selected Consolidated Financial Information

4	Letter from the CEO

7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

23	Consolidated Financial Statements

27	Notes to Consolidated Financial Statements

45	Reports of Independent Registered Public Accounting Firms

47	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Selected Consolidated Financial Information
(in thousands, except per share data)

	Years ended October 31,
	2017	2016	2015 (1)	2014	2013
Consolidated Statement of Operations Information:
Net sales	$64,093	$64,616	$73,569	$82,978	$75,266
Cost of goods sold	43,295	44,891	51,773	54,506	49,354
Gross profit	20,798	19,725	21,796	28,472	25,912
Selling, general and administrative expenses	21,969	20,761	24,043	26,989	24,996
Royalty expense, net	120	164	124	110	79
Amortization of intangible assets	26	17	11	41	70
Income (loss) from operations	(1,317)	(1,217)	(2,382)	1,332	767
Other expense, net:
Interest expense, net	(523)	(621)	(440)	(414)	(467)
Other, net	96	43	7	(28)	(25)
Income (loss) before income taxes	(1,744)	(1,795)	(2,815)	890	275
Income tax expense (benefit)	(5)	6	1,482	267	348
Net income (loss)	$(1,739)	$(1,801)	$(4,297)	$623	$(73)
Net loss attributable to noncontrolling interest	—	(22)	(42)	(61)	(30)
Net income (loss) attributable to OCC	$(1,739)	$(1,779)	$(4,255)	$684	$(43)

Net income (loss) per share attributable to OCC	$(0.27)	$(0.28)	$(0.69)	$0.10	$(0.01)
Weighted average shares:
Basic and diluted	6,547	6,443	6,201	6,764	5,785
Consolidated Balance Sheet Information:
Cash	$891	$1,879	$1,083	$1,090	$750
Working capital	22,907	22,196	23,504	26,075	26,986
Total assets	40,139	40,666	45,029	50,039	45,415
Bank debt	12,370	11,946	13,227	9,997	10,256
Total shareholders’ equity attributable to OCC	23,690	24,765	26,631	31,007	30,199

(1)  Fiscal year 2015 includes a $2.4 million non-cash charge related to the establishment of an allowance against OCC's net deferred tax assets.  The deferred tax asset valuation allowance in fiscal year 2015 increased income tax expense, increased net loss, increased net loss attributable to OCC, reduced total assets attributable to OCC and reduced total shareholders' equity attributable to OCC, in each case by $2.4 million.  The deferred tax asset valuation allowance also increased the net loss per share attributable to OCC by $0.39 per share in fiscal year 2015.  See "Income Tax Expense (Benefit)" in the Management Discussion and Analysis section of this annual report and Note 12 to the Consolidated Financial Statements.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

Challenges.  Progress.  Adjustments.

Optical Cable Corporation’s fiscal year 2017 was a year of meaningful progress, market challenges, and necessary adjustments.

The OCC team achieved meaningful progress executing on key strategic initiatives during fiscal year 2017.

In particular, we implemented sales, marketing, and product initiatives designed to grow sales in targeted markets with the greatest growth opportunities, and maintain our strong market position in other markets.

As a result, OCC achieved sales growth in certain targeted industrial and specialty markets—sales growth that offset much of the weakness in other markets.

Importantly, we achieved sales growth with certain of our larger strategic distribution partners and with our distribution partners in total during fiscal 2017.  Overall, our enterprise market sales remained relatively stable in fiscal year 2017, particularly when compared to challenges seen by some of OCC’s competitors.

We launched a number of new products during the year across each of our product categories including fiber optic cable, enterprise connectivity, and harsh environment and specialty connectivity.

We also focused on operational initiatives designed to increase manufacturing efficiencies and effect process improvements.

We also focused on operational initiatives designed to increase manufacturing efficiencies and effect process improvements.

Overall, we grew gross profit 5.4% during fiscal year 2017, and increased our consolidated gross profit margin to 32.4% with increased gross profit margins across all product categories: fiber optic cable, enterprise connectivity, and harsh environment and specialty connectivity.

We did all of this in a challenging market environment in which we overcame weakness in certain enterprise markets, particularly in the second half of fiscal year 2017, and weakness in our military and wireless carrier markets.

Despite these challenges, we ended fiscal year 2017 with top- and bottom-line financial results similar to those achieved in the prior fiscal year.

At the same time, we made adjustments designed to improve our execution and achievement of our strategic objectives during fiscal year 2017. These adjustments included hiring key new personnel and making organizational and team changes to drive our top-line growth.  New operational excellence programs were initiated at our fiber optic cable manufacturing facility toward the end of fiscal 2017, intended to result in future increased operational efficiencies.

We believe the actions taken in 2017 and our continued initiatives better position OCC for long-term success.

Optical Cable Corporation (OCC)

Key Financial Performance Metrics.

OCC’s key financial performance metrics for fiscal year 2017 include:

●

Consolidated net sales of $64.1 million in fiscal year 2017 compared to net sales of $64.6 million in fiscal year 2016, a decrease of less than one percent. OCC achieved strong sales growth in certain industrial and specialty markets, as well as with certain of our larger strategic distribution partners, during the year. Sales in our enterprise markets were relatively stable, and we achieved top-line stability despite weakness in our military and wireless carrier markets, and declines in sales outside of the U.S.

●

Sequential improvements were achieved in quarterly net sales during each quarter of fiscal year 2017 with net sales of $14.6 million in the first quarter increasing to $17.2 million by the fourth quarter.

●	Gross profit increased 5.4% to $20.8 million in fiscal year 2017 compared to $19.7 million in fiscal year 2016.

●

Gross profit margin increased to 32.4% compared to 30.5% for fiscal year 2016, with increases in our fiber optic cable, enterprise connectivity, and harsh environment and specialty connectivity product categories.

●

SG&A expenses increased to $22.0 million from $20.8 million last year, in part due to select new hires, increased marketing spending, and targeted employee incentives, as we focused on positively impacting future sales growth. The increase this year was consistent with our strategic initiatives after achieving a savings in SG&A expenses of $3.3 million in fiscal year 2016, when compared to fiscal year 2015. Our ability to maintain our enviable market position in target markets relative to much larger competitors tends to require SG&A expenses at a higher percentage of net sales than those larger competitors.

●	Net loss attributable to OCC was $1.7 million, or $0.27 per share, in fiscal 2017, slightly improved from fiscal 2016.

●

OCC’s balance sheet remains strong. OCC’s ratio of current assets to current liabilities was 6.5 to 1 as of October 31, 2017. During fiscal year 2017, we extended the maturity date of our real estate loans to May 2024, with a fixed interest rate of 3.95%. OCC’s long-term debt to shareholders’ equity ratio is relatively low compared to a number of our industry competitors.

Looking Forward to Fiscal Year 2018

As we begin fiscal year 2018, we continue to execute on our strategies—accelerating sales and marketing initiatives in targeted markets and focusing on increasing operational efficiencies and process improvements—to drive top- and bottom-line growth.

As a result of the OCC team’s continued efforts, we began to see increases in sales activity during fiscal year 2017.

We are now beginning to see increases in order volumes. Forward order load has increased during the first quarter of fiscal year 2018—particularly in the military and certain other specialty markets. As a result, we believe the first quarter of fiscal 2018 will likely show considerable sales growth compared to the same period last year.

Optical Cable Corporation (OCC)

OCC has a long history of successfully competing against much larger industry players—carving out and maintaining quite enviable market positions in our target markets and building loyalty among our customers and others who depend on our products. We are optimistic about our ability to continue our established strength in these markets.

Looking ahead, we have set aggressive and challenging growth goals for fiscal 2018 to take advantage of the operating leverage in our business.

We are excited about capitalizing on the opportunities before us in fiscal year 2018 and executing our strategies to deliver value for shareholders.

We are also confident in our ability to continue to meet the evolving product, innovation, service, and solution needs of our customers and others counting on our products, and to provide the technical and application expertise on which they depend—which is why we say…

OCC. Connections You Can Count On.®

Thank you for your investment and trust in OCC!

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.

Chairman of the Board,

President and Chief Executive Officer

December 20, 2017

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

Optical Cable Corporation (OCC)

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2008 registered and MIL-STD-790G certified, primarily manufacture our enterprise connectivity products at our Asheville facility which is ISO 9001:2008 registered, and primarily manufacture our harsh environment and specialty connectivity products at our Dallas facility which is ISO 9001:2008 registered and MIL-STD-790G certified.

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

OCC’s wholly owned subsidiary Centric Solutions LLC (“Centric Solutions”) provides cabling and connectivity solutions for the datacenter market. Centric Solutions’ business is located at OCC’s facility near Dallas, Texas.

Optical Cable Corporation, OCC®, Procyon®, Procyon Blade™, Superior Modular Products™, SMP Data Communications™, Applied Optical Systems™, Centric Solutions™ and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2017

●

Consolidated net sales for fiscal year 2017 were $64.1 million, a decrease of less than one percent compared to net sales of $64.6 million for fiscal year 2016. OCC’s net sales in the enterprise market remained relatively stable in fiscal year 2017, while OCC achieved increase in a number of industrial and specialty markets. These gains were offset by decreases in net sales in the wireless carrier and military markets.

●	Gross profit was $20.8 million in fiscal year 2017, an increase of 5.4% compared to $19.7 million for fiscal year 2016.

●

Gross profit margin, or gross profit as a percentage of net sales, increased to 32.4% for fiscal year 2017, compared to 30.5% for fiscal year 2016. Gross profit margin improved in all categories of OCC’s product offerings during fiscal year 2017 including fiber optic cable, enterprise connectivity, and harsh environment and specialty connectivity, and was positively impacted by product mix.

●

Selling, general and administrative expenses increased 5.8% to $22.0 million during fiscal year 2017 when compared to $20.8 million in fiscal year 2016. SG&A expense increases included select new hires, certain employee incentives, and increase in marketing spending as we focused on initiatives to positively impact future sales growth.

●	Net loss attributable to OCC was $1.7 million, or $0.27 per share, during fiscal year 2017, compared to net loss attributable to OCC of $1.8 million, or $0.28 per share, during fiscal year 2016.

Optical Cable Corporation (OCC)

Results of Operations

We sell our products internationally and domestically to our customers which include major distributors, various regional and smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentage of net sales to customers outside of the United States and in the United States from period to period based on the timing of large orders, coupled with the impact of increases and decreases in sales to customers in various regions of the world. Sales outside of the U.S. can also be impacted by fluctuations in the exchange rate of the U.S. dollar compared to other currencies.

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

Optical Cable Corporation (OCC)

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2017	2016	Change	2016	2015	Change
Net sales	$64,100,000	$64,600,000	(0.8%)	$64,600,000	$73,600,000	(12.2%)
Gross profit	20,800,000	19,700,000	5.4	19,700,000	21,800,000	(9.5)
SG&A expenses	22,000,000	20,800,000	5.8	20,800,000	24,000,000	(13.7)
Net loss attributable to OCC	(1,700,000)	(1,800,000)	2.3	(1,800,000)	(4,300,000)	58.2

Net Sales

Consolidated net sales for fiscal year 2017 were $64.1 million, a decrease of less than one percent when compared to net sales of $64.6 million in fiscal year 2016.

During fiscal year 2017, OCC’s net sales in the enterprise market (including OEM) remained relatively stable, while OCC achieved increases in a number of industrial and specialty markets, compared to fiscal year 2016.  These increases, however, were offset by decreases in net sales in the wireless carrier and military markets.

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

Net sales to customers outside of the United States were 20%, 20% and 22% of total net sales for fiscal years 2017, 2016 and 2015, respectively. Net sales to customers in the United States increased slightly during fiscal year 2017 compared to fiscal year 2016, while net sales to customers outside of the United States decreased 5.3%.

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

Forward order load has increased during the first quarter of fiscal year 2018—particularly in the military and certain other specialty markets.  As a result, we believe the first quarter of fiscal 2018 will likely show considerable sales growth compared to the same period last year.

Optical Cable Corporation (OCC)

Gross Profit

Gross profit increased 5.4% to $20.8 million in fiscal year 2017 from $19.7 million in fiscal year 2016. Gross profit margin, or gross profit as a percentage of net sales, increased to 32.4% for fiscal year 2017, compared to 30.5% for fiscal year 2016.

Gross profit margin improved in all categories of OCC’s product offerings during fiscal year 2017 including fiber optic cable, enterprise connectivity, and harsh environment and specialty connectivity, primarily due to a shift in product mix toward the sale of certain higher margin products compared to fiscal year 2016.  Toward the end of fiscal year 2017, we started new manufacturing efficiency initiatives which we believe will benefit OCC in future periods.

Gross profit was $19.7 million in fiscal year 2016, a 9.5% decrease from $21.8 million in fiscal year 2015. Gross profit margin was 30.5% for fiscal year 2016, compared to 29.6% for fiscal year 2015.

The increase in gross profit margin in fiscal year 2016 when compared to fiscal year 2015 was primarily due to an increase in net sales of certain fiber optic cable products that positively impacted gross profit and a decrease in net sales of certain fiber optic cable products that had negatively impacted gross profit in prior periods. Additionally, concerted efforts to reduce manufacturing costs and increase production efficiencies contributed to a significant increase in our gross profit margin for both the third and fourth quarters of fiscal 2016, when compared to the same periods in fiscal year 2015, and to the increase when comparing fiscal year 2016 to fiscal year 2015.

Selling, General and Administrative Expenses

SG&A expenses increased $1.2 million, or 5.8%, to $22.0 million in fiscal year 2017 from $20.8 million in fiscal year 2016. SG&A expenses as a percentage of net sales were 34.3% in fiscal year 2017, compared to 32.1% in fiscal year 2016.

The increase in SG&A expenses during fiscal year 2017 compared to fiscal year 2016 was primarily the result of increased employee related costs totaling $837,000, increased marketing expenses totaling $170,000, and increased legal fees totaling $164,000. Employee related costs have increased when comparing fiscal year 2017 to fiscal year 2016 largely as a result of new hires, selectively added to accomplish strategic objectives, and increases in healthcare insurance costs.  Marketing expenses increased due to a number of new marketing initiatives and work related to future product launches.  Legal fees increased primarily due to legal action undertaken by the Company during the first six months of fiscal year 2017.  This legal action resulted in the favorable settlement of certain legal matters during the second quarter of fiscal year 2017.  As a result, the reversal of approximately $171,000 previously accrued was included in “Other Expense, net” described below.  As expected, legal fees did not recur at the same level in the second half of fiscal year 2017.

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

Royalty Expense, Net

We recognized royalty expense, net of royalty income, totaling $120,000 during fiscal year 2017, compared to $164,000 during fiscal year 2016. We expect the trend of royalty expense completely offsetting royalty income to continue in fiscal year 2018 as a result of the decline in royalty income due to the expiration of patents for licensed products.

Optical Cable Corporation (OCC)

We recognized royalty expense, net of royalty income, totaling $164,000 during fiscal year 2016, compared to $124,000 during fiscal year 2015.

Amortization of Intangible Assets

We recognized $26,000 of amortization expense, associated with intangible assets, during fiscal year 2017, compared to $17,000 during fiscal year 2016 and $11,000 during fiscal year 2015.

Other Expense, Net

We recognized other expense, net of $427,000 in fiscal year 2017 compared to $578,000 in fiscal year 2016. Other expense, net for fiscal year 2017 is comprised of: interest expense totaling $523,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period. The decrease in other expense, net during fiscal year 2017 compared to fiscal year 2016 was primarily due to income of approximately $171,000, resulting from the reversal of amounts previously accrued upon the favorable settlement of certain legal matters, and the decrease in the interest rate, effective December 21, 2016, and changes in the balance of our Revolving Credit Note.

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

Loss Before Income Taxes

We reported a loss before income taxes of $1.7 million for fiscal year 2017 compared to $1.8 million for fiscal year 2016. This improvement was primarily due to the increase in gross profit of $1.1 million, offset by the increase in SG&A expenses of $1.2 million in fiscal year 2017 compared to fiscal year 2016.

We reported a loss before income taxes of $1.8 million for fiscal year 2016 compared to $2.8 million for fiscal year 2015. This improvement was primarily due to the decrease in SG&A expenses of $3.3 million in fiscal year 2016 compared to fiscal year 2015, partially offset by the decrease in gross profit of $2.1 million in fiscal year 2016, compared to fiscal year 2015.

Income Tax Expense (Benefit)

Income tax benefit totaled $5,000 for fiscal year 2017, compared to income tax expense of $6,000 for fiscal year 2016. Our effective tax rate was less than one percent in fiscal year 2017, compared to less than negative one percent in fiscal year 2016.

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

Optical Cable Corporation (OCC)

As a result of establishing a full valuation allowance against our net deferred tax assets in fiscal year 2015, if we generate sufficient taxable income in subsequent periods to realize a portion or all of our net deferred tax assets, our effective income tax rate could be unusually low due to the tax benefit attributable to the necessary decrease in our valuation allowance. Further, if we generate losses before taxes in subsequent periods, as we did in fiscal year 2017, our effective income tax rate could also be unusually low, as any increase in our net deferred tax asset from such a net operating loss for tax purposes, would be offset by a corresponding increase to our valuation allowance against our net deferred tax assets.

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

See also “Critical Accounting Policies” below and Note 12 to the Consolidated Financial Statements.

Net Loss

Net loss attributable to OCC for fiscal year 2017 was $1.7 million compared to $1.8 million for fiscal year 2016. This improvement was primarily due to the decrease in loss before income taxes of $51,000.

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

Financial Condition

Total assets decreased $527,000, or 1.3%, to $40.1 million at October 31, 2017, from $40.7 million at October 31, 2016. This decrease is primarily due to a $1.2 million decrease in property, plant and equipment and a $988,000 decrease in cash, partially offset by an increase in inventories totaling $1.8 million. Further detail regarding the decrease in cash is provided in our discussion of “Liquidity and Capital Resources”. The decrease in property, plant and equipment is due to the fact that depreciation expense was greater than asset additions in fiscal year 2017. Inventories increased as the result of the planned replenishment of stock inventory to sufficient levels and the timing of certain raw material purchases.

Total liabilities increased $549,000, or 3.5%, to $16.4 million at October 31, 2017, from $15.9 million at October 31, 2016. The increase in total liabilities was primarily due to a $700,000 increase in note payable to bank under our revolving credit facility.

Total shareholders’ equity at October 31, 2017 decreased $1.1 million, or 4.3%, during fiscal year 2017. The decrease resulted primarily from the net loss of $1.7 million, partially offset by share-based compensation, net of $681,000.

Optical Cable Corporation (OCC)

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2017 have been to fund working capital requirements and capital expenditures and to make principal payments on long-term debt. Our primary source of capital for these purposes has been existing cash, cash provided by operations and advances on our revolving credit facility. As of October 31, 2017 and 2016, we had an outstanding loan balance under our revolving credit facility totaling $5.7 million and $5.0 million, respectively. As of October 31, 2017 and 2016, we had outstanding loan balances, excluding our revolving credit facility, totaling $6.7 million and $6.9 million, respectively.

Our cash totaled $891,000 and $1.9 million as of October 31, 2017 and 2016, respectively. Net cash provided by financing activities of $283,000 was offset by net cash used in operating activities of $687,000 and capital expenditures totaling $509,000.

On October 31, 2017, we had working capital of $22.9 million, compared to $22.2 million as of October 31, 2016. The ratio of current assets to current liabilities as of October 31, 2017, was 6.5 to 1 compared to 6.4 to 1 as of October 31, 2016. The increase in working capital and in the current ratio as of October 31, 2017 compared to October 31, 2016 was primarily due to the $1.8 million increase in inventories, partially offset by the $988,000 decrease in cash.

Net Cash

Net cash used in operating activities was $687,000 in fiscal year 2017 compared to net cash provided by operating activities of $3.2 million in fiscal year 2016 and $1.2 million in fiscal year 2015.

Net cash used in operating activities during fiscal year 2017 primarily resulted from an increase in inventories totaling $1.8 million, partially offset by certain adjustments to reconcile a net loss of $1.7 million to net cash used in operating activities including depreciation, amortization and accretion of $1.7 million and share-based compensation expense of $787,000.

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

Net cash used in investing activities totaled $584,000 in fiscal year 2017 compared to $676,000 in fiscal year 2016 and $3.2 million in fiscal year 2015. Net cash used in investing activities during fiscal years 2017, 2016 and 2015 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash provided by financing activities totaled $283,000 in fiscal year 2017 compared to net cash used in financing activities totaling $1.7 million in fiscal year 2016 and net cash provided by financing activities totaling $2.0 million in fiscal year 2015.

Optical Cable Corporation (OCC)

Net cash provided by financing activities in fiscal year 2017 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, totaling $700,000, partially offset by principal payments on long-term debt totaling $276,000. Net cash used in financing activities in fiscal year 2016 resulted primarily from repayments on the revolving credit facility totaling $1.0 million, principal payments on our long-term debt totaling $281,000, the payment of dividends previously declared totaling $141,000 and refinancing costs totaling $138,000. Net cash provided by financing activities in fiscal year 2015 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, of $3.5 million, partially offset by the $556,000 payment of dividends previously declared and the repurchase and retirement of 80,636 shares of our common stock for $380,000.

We have a plan (the “Repurchase Plan”), approved by our Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding. We anticipate that the purchases will be made over a 24- to 36-month period, but there is no definite time period for repurchase. As of October 31, 2017, we had 398,400 shares remaining to purchase under this Repurchase Plan.

We have repurchased outstanding common stock outside of the Repurchase Plan directly from certain shareholders and through an odd lot repurchase offer. During fiscal year 2017, we repurchased and retired a total of 5,701 shares for $18,000, outside of the Repurchase Plan.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a revolving credit note.

On December 21, 2016, we entered into a Loan Modification Agreement (the “Agreement”) with Pinnacle Financial Partners, as successor to Bank of North Carolina, (“Pinnacle”) to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle, the Revolving Credit Note dated April 26, 2016 payable by the Company to Pinnacle and the term loans dated April 26, 2016 payable by the Company to Pinnacle.

The Agreement with Pinnacle lowered the interest rate of the Virginia Real Estate Loan and the North Carolina Real Estate Loan to a fixed rate of 3.75% effective January 1, 2017 and resulted in lower monthly installment payments.

On April 27, 2017, we entered into a Third Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016.

The Third Loan Modification Agreement revised the interest rates of the term loans and the applicable repayment installments and extended the maturity date. The fixed interest rate of each of the two term loans was revised to 3.95% from 3.75%, and the maturity date of the term loans was extended to May 1, 2024. All other terms of the term loans remain unaltered and remain in full force and effect.

The real estate loans continue to be secured by a first priority lien on all of our personal property and assets, all money, goods, machinery, equipment, fixtures, inventory, accounts, chattel paper, letter of credit rights, deposit accounts, commercial tort claims, documents, instruments, investment property and general intangibles now owned or hereafter acquired by us and wherever located, as well as a first lien deed of trust on our real property.

Our Revolving Credit Note (“Revolver”) with Pinnacle provides the Company with a $7.0 million revolving line of credit (“Revolving Loan”) for our working capital needs. Under the Revolver, Pinnacle provides us with one or more revolving loans in a collective maximum principal amount of $7.0 million. We may borrow, repay, and reborrow at any time or from time to time while the Revolving Loan is in effect.

Optical Cable Corporation (OCC)

The Agreement with Pinnacle resulted in the lowering of the applicable margin in the Revolving Credit Note and established a floor on the interest rate for the Revolving Credit Note such that the rate will never be less than 2.50% per annum. The Revolving Loan accrues interest at LIBOR plus 2.50% (resulting in a 3.73% rate at October 31, 2017). The Revolving Loan is payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity.

On February 28, 2017, we entered into a Second Loan Modification Agreement (“Modification Agreement”) extending the maturity date of the Revolver to March 31, 2019, and removing certain previously existing provisions of the Revolving Loan that required reductions in availability originally contemplated to occur on February 28, 2017 and 2018. As a result, the collective maximum principal amount of the Revolving Loan will remain at $7.0 million. All other terms of the Revolving Loan remain unaltered and remain in full force and effect. Within the revolving loan limit of the Revolving Loan and the Modification Agreement, we may borrow, repay, and reborrow, at any time or from time to time until March 31, 2019.

The Revolving Loan continues to be secured by a perfected first lien security interest on all assets, including but not limited to, accounts, as-extracted collateral, chattel paper, commodity accounts, commodity contracts, deposit accounts, documents, equipment, fixtures, furniture, general intangibles, goods, instruments, inventory, investment property, letter of credit rights, payment intangibles, promissory notes, software and general tangible and intangible assets owned now or later acquired. The Revolving Loan is also cross-collateralized with our real property.

As of October 31, 2017, we had $5.7 million of outstanding borrowings on our Revolving Loan and $1.3 million in available credit. As of October 31, 2016, we had $5.0 million of outstanding borrowings on our Commercial Loan (predecessor to the Revolving Loan with Pinnacle) and approximately $2.0 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2017. During our 2017 fiscal year budgeting process, we included an estimate for capital expenditures of $2.0 million for the year. We incurred capital expenditures totaling $509,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2017.

During our 2018 fiscal year budgeting process, we included an estimate for capital expenditures of $2.0 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our credit facilities, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2017. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Seasonality

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which we believe may be partially due to construction cycles, buying patterns and budgetary considerations of our customers. Our trend for the last three fiscal years has been that an average of approximately 48%, 47% and 49% of our net sales occurred during the first half of fiscal years 2017, 2016 and 2015, respectively, and an average of approximately 52%, 53% and 51% of our net sales occurred during the second half of fiscal years 2017, 2016 and 2015, respectively.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the year ended October 31, 2017.

Optical Cable Corporation (OCC)

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

Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2017 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. The FASB has also issued ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12 and ASU 2016-20 all of which clarify certain implementation guidance within ASU 2014-09. We are currently evaluating the potential impact of the adoption of this guidance, but do not anticipate that the adoption will significantly change the timing or amount of revenue recognized. Therefore, we believe the adoption will be limited to expanded disclosures with no material impact on our results of operations, financial position and liquidity.

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

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. Our most significant leasing activity under long-term leases is the leasing of certain facilities. Total commitments under leases with expected duration of more than 12 months at October 31, 2017 were $717,776. We are currently in the process of compiling an inventory of all leases that fall under the requirement of ASU 2016-02, but do not expect the new guidance to have a material impact on our results of operations, financial position and liquidity and our related financial statement disclosures.

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

Optical Cable Corporation (OCC)

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset (with the exception of inventory) when the transfer occurs.  Under current GAAP, entities are prohibited from recognizing current and deferred income taxes for an intra-entity transfer until the asset is sold to a third party.  Examples of assets that would be affected by the new guidance are intellectual property and property, plant and equipment.  ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The Company generally does not transfer significant assets between entities and, as such, the adoption of ASU 2016-16 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2017.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets
October 31, 2017 and 2016

	October 31,
	2017	2016
Assets
Current assets:
Cash	$891,169	$1,879,064
Trade accounts receivable, net of allowance for doubtful accounts of $87,446 in 2017 and $74,266 in 2016	8,940,540	8,916,245
Other receivables	72,098	70,828
Inventories	16,781,449	15,023,966
Prepaid expenses	418,122	431,780
Total current assets	27,103,378	26,321,883
Property and equipment, net	12,210,692	13,399,158
Intangible assets, net	624,264	575,010
Other assets, net	200,846	369,737
Total assets	$40,139,180	$40,665,788
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$250,726	$294,214
Accounts payable and accrued expenses	2,590,252	2,636,420
Accrued compensation and payroll taxes	1,340,749	1,179,872
Income taxes payable	15,150	15,603
Total current liabilities	4,196,877	4,126,109
Note payable to bank	5,700,000	5,000,000
Long-term debt, excluding current installments	6,419,607	6,651,780
Other noncurrent liabilities	133,174	122,910
Total liabilities	16,449,658	15,900,799
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,315,605 shares in 2017 and 7,081,159 shares in 2016	11,762,021	11,080,595
Retained earnings	11,927,501	13,684,394
Total shareholders’ equity	23,689,522	24,764,989
Commitments and contingencies
Total liabilities and shareholders’ equity	$40,139,180	$40,665,788

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2017, 2016 and 2015

	Years Ended October 31,
	2017	2016	2015
Net sales	$64,092,848	$64,616,001	$73,568,738
Cost of goods sold	43,294,921	44,890,865	51,772,851
Gross profit	20,797,927	19,725,136	21,795,887
Selling, general and administrative expenses	21,968,757	20,760,735	24,042,554
Royalty expense, net	120,478	164,463	124,271
Amortization of intangible assets	25,704	16,903	10,860
Loss from operations	(1,317,012)	(1,216,965)	(2,381,798)
Other expense, net:
Interest expense	(523,035)	(620,810)	(439,921)
Other, net	95,838	42,680	6,656
Other expense, net	(427,197)	(578,130)	(433,265)
Loss before income taxes	(1,744,209)	(1,795,095)	(2,815,063)
Income tax expense (benefit)	(5,438)	5,899	1,482,382
Net loss	$(1,738,771)	$(1,800,994)	$(4,297,445)
Net loss attributable to noncontrolling interest	—	(22,172)	(41,780)
Net loss attributable to Optical Cable Corporation	$(1,738,771)	$(1,778,822)	$(4,255,665)
Net loss attributable to Optical Cable Corporation per share - basic and diluted	$(0.27)	$(0.28)	$(0.69)
Cash dividends declared per common share	$0.00	$0.00	$0.08

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2017, 2016 and 2015

				Total
				Shareholders’
	Common Stock		Retained	Equity Attributable	Noncontrolling	Total Shareholders’
	Shares	Amount	Earnings	to OCC	Interest	Equity
Balances at October 31, 2014	6,839,778	$9,543,686	$21,462,881	$31,006,567	$(700,277)	$30,306,290
Share-based compensation, net	300,406	818,807	—	818,807	—	818,807
Repurchase and retirement of common stock (at cost)	(80,636)	—	(379,675)	(379,675)	—	(379,675)
Common stock dividends declared, $0.08 per share	—	—	(559,946)	(559,946)	—	(559,946)
Excess tax benefits from share-based compensation	—	519	—	519	—	519
Net loss	—	—	(4,255,665)	(4,255,665)	(41,780)	(4,297,445)
Balances at October 31, 2015	7,059,548	10,363,012	16,267,595	26,630,607	(742,057)	25,888,550
Share-based compensation, net	35,836	717,583	—	717,583	—	717,583
Repurchase and retirement of common stock (at cost)	(14,225)	—	(40,150)	(40,150)	—	(40,150)
Purchase of noncontrolling interest in consolidated subsidiary	—	—	(764,229)	(764,229)	764,229	—
Net loss	—	—	(1,778,822)	(1,778,822)	(22,172)	(1,800,994)
Balances at October 31, 2016	7,081,159	11,080,595	13,684,394	24,764,989	—	24,764,989
Share-based compensation, net	240,147	681,426	—	681,426	—	681,426
Repurchase and retirement of common stock (at cost)	(5,701)	—	(18,122)	(18,122)	—	(18,122)
Net loss	—	—	(1,738,771)	(1,738,771)	—	(1,738,771)
Balances at October 31, 2017	7,315,605	$11,762,021	$11,927,501	$23,689,522	$—	$23,689,522

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2017, 2016 and 2015

	Years ended October 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(1,738,771)	$(1,800,994)	$(4,297,445)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	1,675,519	2,054,977	2,076,486
Bad debt expense (recovery)	21,569	11,254	(16,889)
Deferred income tax expense	—	—	2,228,124
Share-based compensation expense	787,100	800,520	1,078,563
Impact of excess tax benefits from share-based compensation	—	—	(519)
(Gain) loss on sale of property and equipment	103,145	(15,171)	12,059
(Increase) decrease in:
Trade accounts receivable	(45,864)	261,999	4,903,740
Other receivables	(1,270)	63,600	45,707
Income taxes refundable	—	360,324	(360,324)
Inventories	(1,757,483)	2,792,114	(297,961)
Prepaid expenses	13,658	132,244	14,819
Other assets, net	—	—	16,341
Increase (decrease) in:
Accounts payable and accrued expenses	(78,129)	(997,163)	(1,698,165)
Accrued compensation and payroll taxes	160,877	(42,856)	(1,672,372)
Income taxes payable	(453)	(6,895)	(675,034)
Other noncurrent liabilities	173,031	(458,473)	(154,782)
Net cash provided by (used in) operating activities	(687,071)	3,155,480	1,202,348
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(508,909)	(635,153)	(3,148,964)
Investment in intangible assets	(74,958)	(68,248)	(95,829)
Proceeds from sale of property and equipment	—	27,118	500
Net cash used in investing activities	(583,867)	(676,283)	(3,244,293)
Cash flows from financing activities:
Payroll taxes remitted on share-based payments	(105,674)	(82,937)	(259,756)
Proceeds from note payable to bank	1,550,000	6,000,000	4,000,000
Principal payments on long-term debt and note payable to bank	(1,125,661)	(7,281,013)	(770,012)
Payments for financing costs	(17,500)	(137,794)	—
Repurchase of common stock	(18,122)	(40,150)	(379,675)
Impact of excess tax benefits from share-based compensation	—	—	519
Common stock dividends paid	—	(141,311)	(555,566)
Net cash provided by (used in) financing activities	283,043	(1,683,205)	2,035,510
Net increase (decrease) in cash	(987,895)	795,992	(6,435)
Cash at beginning of year	1,879,064	1,083,072	1,089,507
Cash at end of year	$891,169	$1,879,064	$1,083,072
Supplemental disclosure of cash flow information:
Cash payments for interest	$452,918	$568,631	$427,024
Income taxes paid (refunded), net	$15,613	$(352,564)	$434,206
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$45,901	$42,785	$384,818
Common stock dividends declared and included in accounts payable and accrued expenses at year end	$—	$—	$141,311

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2017, 2016 and 2015

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2017 and 2016, the Company had bank deposits in excess of the insured limit totaling $458,000 and $1.1 million, respectively.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2017 and 2016, the Company had no cash equivalents.

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

Optical Cable Corporation (OCC)

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

Optical Cable Corporation (OCC)

(i)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $1.9 million, $1.8 million and $2.0 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2017, 2016 and 2015, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.3 million for each of the fiscal years ended October 31, 2017, 2016 and 2015, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $313,000, $237,000 and $451,000 for the fiscal years ended October 31, 2017, 2016 and 2015, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

Optical Cable Corporation (OCC)

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2017, 2016 and 2015 follows:

	Years ended October 31,
	2017	2016	2015
Balance at beginning of year	$74,266	$63,011	$92,988
Bad debt expense (recovery)	21,569	11,255	(16,889)
Losses charged to allowance	(8,389)	—	(13,088)
Balance at end of year	$87,446	$74,266	$63,011

(3)	Inventories

Inventories as of October 31, 2017 and 2016 consist of the following:

	October 31,
	2017	2016
Finished goods	$5,869,269	$4,657,779
Work in process	2,507,434	2,591,885
Raw materials	8,108,433	7,515,717
Production supplies	296,313	258,585
Total	$16,781,449	$15,023,966

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2017 and 2016 consists of the following:

	October 31,
	2017	2016
Land and land improvements	$3,148,834	$3,144,068
Building and improvements	8,165,637	8,140,933
Machinery and equipment	25,817,318	25,769,804
Furniture and fixtures	894,237	903,067
Construction in progress	1,727,591	1,588,815
Total property and equipment, at cost	39,753,617	39,546,687
Less accumulated amortization and depreciation	(27,542,925)	(26,147,529)
Property and equipment, net	$12,210,692	$13,399,158

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $25,704, $16,903 and $10,860 for the years ended October 31, 2017, 2016 and 2015, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be $26,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2017 was $487,289 and $62,027, respectively.

Optical Cable Corporation (OCC)

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2017 and 2016, the Company’s accrual for estimated product warranty claims totaled $180,000 and $70,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2017, 2016 and 2015 totaled $281,523, $70,691 and $234,784, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2017 and 2016:

	Years ended October 31,
	2017	2016
Balance at beginning of year	$70,000	$130,000
Liabilities accrued for warranties issued during the year	238,093	124,018
Warranty claims paid during the period	(171,523)	(130,691)
Changes in liability for pre-existing warranties during the year	43,430	(53,327)
Balance at end of year	$180,000	$70,000

(7)	Long-term Debt and Note Payable to Bank

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a revolving credit note.

On December 21, 2016, the Company entered into a Loan Modification Agreement (the “Agreement”) with Pinnacle Financial Partners, as successor to Bank of North Carolina, (“Pinnacle”) to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle, the Revolving Credit Note dated April 26, 2016 payable by the Company to Pinnacle and the term loans dated April 26, 2016 payable by the Company to Pinnacle.

The Agreement with Pinnacle lowered the interest rate of the Virginia Real Estate Loan and the North Carolina Real Estate Loan to a fixed rate of 3.75% effective January 1, 2017 and resulted in lower monthly installment payments.

On April 27, 2017, the Company entered into a Third Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016.

The Third Loan Modification Agreement revised the interest rates of the term loans and the applicable repayment installments and extended the maturity date. The fixed interest rate of each of the two term loans was revised to 3.95% from 3.75%, and the maturity date of the term loans was extended to May 1, 2024. All other terms of the term loans remain unaltered and remain in full force and effect.

Optical Cable Corporation (OCC)

The real estate loans continue to be secured by a first priority lien on all of the Company’s personal property and assets, all money, goods, machinery, equipment, fixtures, inventory, accounts, chattel paper, letter of credit rights, deposit accounts, commercial tort claims, documents, instruments, investment property and general intangibles now owned or hereafter acquired by the Company and wherever located, as well as a first lien deed of trust on the Company’s real property.

Long-term debt as of October 31, 2017 and 2016 consists of the following:

	October 31,
	2017	2016
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $31,812, including interest (at 3.95%), with final payment of $3,644,211 due May 1, 2024	$4,960,738	$5,165,785
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $10,963, including interest (at 3.95%), with final payment of $1,255,850 due May 1, 2024	1,709,595	1,780,209
Total long-term debt	6,670,333	6,945,994
Less current installments	250,726	294,214
Long-term debt, excluding current installments	$6,419,607	$6,651,780

The Revolving Credit Note (“Revolver”) with Pinnacle provides the Company with a $7.0 million revolving line of credit (“Revolving Loan”) for the working capital needs of the Company. Under the Agreement and Revolver, Pinnacle provides the Company with one or more revolving loans in a collective maximum principal amount of $7.0 million. The Company may borrow, repay, and reborrow at any time or from time to time while the Revolving Loan is in effect.

The Agreement with Pinnacle resulted in the lowering of the applicable margin in the Revolving Credit Note and established a floor on the interest rate for the Revolving Credit Note such that the rate will never be less than 2.50% per annum. The Revolving Loan accrues interest at LIBOR plus 2.50% (resulting in a 3.73% rate at October 31, 2017). The Revolving Loan is payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity.

On February 28, 2017, the Company entered into a Second Loan Modification Agreement (the “Modification Agreement”) extending the maturity date of the Revolver to March 31, 2019, and removing certain previously existing provisions of the Revolving Loan that required reductions in availability originally contemplated to occur on February 28, 2017 and 2018. As a result, the collective maximum principal amount of the Revolving Loan will remain at $7.0 million. All other terms of the Revolving Loan remain unaltered and remain in full force and effect. Within the revolving loan limit of the Revolving Loan and the Modification Agreement, the Company may borrow, repay, and reborrow, at any time or from time to time until March 31, 2019.

The Revolving Loan continues to be secured by a perfected first lien security interest on all assets, including but not limited to, accounts, as-extracted collateral, chattel paper, commodity accounts, commodity contracts, deposit accounts, documents, equipment, fixtures, furniture, general intangibles, goods, instruments, inventory, investment property, letter of credit rights, payment intangibles, promissory notes, software and general tangible and intangible assets owned now or later acquired. The Revolving Loan is also cross-collateralized with the Company’s real property.

As of October 31, 2017, the Company had $5.7 million of outstanding borrowings on its Revolving Loan and $1.3 million in available credit. As of October 31, 2016 the Company had $5.0 million of outstanding borrowings on its Commercial Loan (predecessor to the Revolving Loan with Pinnacle) and $2.0 million in available credit.

Optical Cable Corporation (OCC)

The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2017 are: $250,726 in fiscal year 2018, $5,960,953 in fiscal year 2019, $271,598 in fiscal year 2020, $282,678 in fiscal year 2021 and $294,208 in fiscal year 2022.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term runs through November 30, 2019. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

Centric Solutions entered into an operating lease agreement in August 2008 for approximately 23,000 square feet of office and manufacturing space in Coppell, Texas, with a term of approximately seven years. On November 30, 2015 Centric Solutions’ operating lease expired and was not renewed.

The Company entered into an operating lease agreement in April 2015 for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term is for twelve months and terminated on April 30, 2016, but the Company exercised the first and second of its four (4) one year options to renew the lease and anticipates it will exercise the remaining two (2) one year options. The rent payments are recognized on a straight-line basis over the extended term of the lease.

The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 2017 consist of the following:

Fiscal year	Operating Lease
2018	318,629
2019	327,106
2020	72,041
Total	$717,776

Total rent expense associated with the operating leases for the fiscal years ended October 31, 2017, 2016 and 2015 was $403,178, $391,116 and $479,937, respectively.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2017, 2016 and 2015, total expense of $3,360,633, $3,042,441 and $3,665,320, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $52,524, $29,396 and $145,181 for the years ended October 31, 2017, 2016 and 2015, respectively.

Optical Cable Corporation (OCC)

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

In March 2017, the Company’s shareholders approved the Optical Cable Corporation 2017 Stock Incentive Plan (the “2017 Plan”) that was recommended for approval by the Company’s Board of Directors. The 2017 Plan reserves 500,000 new common shares of the Company for issuance under the 2017 Plan and succeeds and replaces the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2011 Plan”). As of October 31, 2017, there were approximately 584,000 remaining shares available for grant under the 2017 Plan.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2017, 2016 and 2015 was $787,100, $800,520 and $1,078,563, respectively.

Restricted and Other Stock Awards

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees, subject to approval by the Compensation Committee of the Board of Directors. The restricted stock awards granted under the 2017 Plan vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.

The Company recognizes expense on service-based shares each quarter based on the actual number of shares vested during the quarter multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recognizes expense on operational performance-based shares each quarter using an estimate of the shares expected to vest multiplied by the closing price of the Company’s shares of common stock on the date of grant.

The Company recorded compensation expense related to its restricted stock awards granted to employees and a consultant totaling $734,016, $599,450 and $948,190 during the fiscal years ended October 31, 2017, 2016 and 2015, respectively.

A summary of the status of the Company’s nonvested shares granted to employees under the 2017 Plan as of October 31, 2017, and changes during the year ended October 31, 2017, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2016	667,048	$3.89
Granted	391,211	3.41
Vested	(108,467)	3.85
Forfeited	(112,834)	3.63
Balance at October 31, 2017	836,958	$3.66

As of October 31, 2017, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 2.9 year weighted-average period is approximately $2.3 million.

Optical Cable Corporation (OCC)

During the fiscal year ended October 31, 2017, stock awards to non-employee Directors under the 2017 Plan totaling 31,380 shares were approved by the Board of Directors of the Company. During the fiscal years ended October 31, 2016 and 2015, stock awards to non-employee Directors under the 2011 Plan totaling 86,296 shares and 33,515 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted under the 2017 Plan are subject to a one-year vesting period. The shares granted under the 2011 Plan vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense equal to the number of shares multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recorded compensation expense totaling $53,084, $201,070 and $130,373 during the years ended October 31, 2017, 2016 and 2015, respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2017 and 2016 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2017, 16.4%, or approximately $10.5 million of consolidated net sales were attributable to one customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2017. As of October 31, 2017, the same customer had an outstanding balance payable to the Company totaling 8.9% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2017, 2016 and 2015, approximately 80%, 80% and 78%, respectively, of net sales were from customers in the United States, while approximately 20%, 20% and 22%, respectively, were from customers outside of the United States.

Optical Cable Corporation (OCC)

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2017, 2016 and 2015 were as follows:

	Years ended October 31,
	2017	2016	2015
United States	$51,558,474	$51,379,528	$57,402,020
Outside the United States	12,534,374	13,236,473	16,166,718
Total net sales	$64,092,848	$64,616,001	$73,568,738

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2017, 2016 or 2015.

The Company has a single reportable segment for purposes of segment reporting.

(11)	Non-controlling Interest

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

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2017, 2016 and 2015 consists of:

Fiscal year ended October 31, 2017	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	(5,438)	—	(5,438)
Totals	$(5,438)	$—	$(5,438)

Fiscal year ended October 31, 2016	Current	Deferred	Total
U.S. Federal	$35,118	$—	$35,118
State	(29,219)	—	(29,219)
Totals	$5,899	$—	$5,899

Fiscal year ended October 31, 2015	Current	Deferred	Total
U.S. Federal	$(624,825)	$2,098,615	$1,473,790
State	(120,917)	129,509	8,592
Totals	$(745,742)	$2,228,124	$1,482,382

Optical Cable Corporation (OCC)

Reported income tax expense for the years ended October 31, 2017, 2016 and 2015 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes as follows:

	Years ended October 31,
	2017	2016	2015
“Expected” tax benefit	$(593,031)	$(610,332)	$(957,121)
Increase (reduction) in income tax benefit resulting from:
State income taxes, net of federal benefit	(29,422)	(79,386)	(78,880)
Loss of permanent deductions due to NOL carryback	—	—	35,636
Other differences, net	54,686	50,627	67,491
Change in valulation allowance	562,329	644,990	2,415,256
Reported income tax expense (benefit)	$(5,438)	$5,899	$1,482,382

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2017 and 2016 are presented below:

	October 31,
	2017	2016
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$71,085	$87,472
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	1,088,631	999,468
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	114,713	67,758
Share-based compensation expense	265,027	134,653
Investment in Centric Solutions	—	6,984
Net operating loss carryforwards	2,099,195	1,958,734
Other	118,119	110,773
Total gross deferred tax assets	3,756,770	3,365,842
Valuation allowance	(3,622,575)	(3,060,246)
Net deferred tax assets	134,195	305,596
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(130,626)	(301,590)
Other receivables, due to accrual for financial reporting purposes	(3,569)	(4,006)
Total gross deferred tax liabilities	(134,195)	(305,596)
Net deferred tax asset	$—	$—

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2017, $1,680,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028.

Optical Cable Corporation (OCC)

Additionally, the Company has federal and state gross NOL carryforwards of $4,203,483 and $1,462,204, respectively; all of which originated beginning with fiscal year 2015, and will not begin to expire until fiscal year 2030.

For the years ended October 31, 2017 and 2016, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $3,622,575 and $3,060,246, respectively, against net deferred tax assets existing as of October 31, 2017 and 2016.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

A reconciliation of the unrecognized tax benefits for fiscal years 2017 and 2016 follows:

	October 31,
	2017	2016
Unrecognized tax benefits balance at beginning of year	$78,322	$79,322
Gross decreases for tax positions of prior years	(12,773)	(1,000)
Unrecognized tax benefits balance at end of year	$65,549	$78,322

During fiscal year 2017, the Company reduced accrued interest and penalties by $4,633 and $3,194, respectively, related to unrecognized tax benefits. During fiscal year 2016, the Company accrued interest of $6,284 and reduced accrued penalties by $250, respectively, related to unrecognized tax benefits. As of October 31, 2017 and 2016, the Company had approximately $36,761 and $44,587, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $36,336 and $43,191 as of October 31, 2017 and 2016, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2014 through October 31, 2016.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable to bank and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2017 and 2016. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Optical Cable Corporation (OCC)

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

(14)	Net Loss Per Share

The following is a reconciliation of the numerators and denominators of the net loss per share computations for the periods presented:

	Years ended October 31,
	2017	2016	2015
Net loss attributable to OCC (numerator)	$(1,738,771)	$(1,778,822)	$(4,255,665)
Shares (denominator)	6,546,862	6,443,162	6,201,478
Basic and diluted net loss per share	$(0.27)	$(0.28)	$(0.69)

Nonvested shares as of October 31, 2017 and October 31, 2016 totaling 743,865 and 646,887, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2017 and October 31, 2016 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

The Company, through plans approved by its Board of Directors and other programs, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2017	5,701	$18,122
2016	14,225	40,150
2015	80,636	379,675

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,315,605 shares of its common stock issued and outstanding at October 31, 2017.

The Company has a plan (the “Repurchase Plan”), approved by its Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding. The Company anticipates that the purchases will be made over a 24- to 36-month period, but there is no definite time period for repurchase. As of October 31, 2017, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan.

Optical Cable Corporation (OCC)

The Company has repurchased outstanding common stock outside of the Repurchase Plan directly from certain shareholders and through an odd lot repurchase offer. During fiscal year 2017, OCC repurchased and retired a total of 5,701 shares for $18,122, outside of the Repurchase Plan.

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

On May 31, 2016, G. Thomas Hazelton, Jr. was terminated by Applied Optical Systems, Inc., a wholly owned subsidiary of OCC (“AOS”) for Cause as defined both in his employment agreement dated October 31, 2009 (the “Employment Agreement”) and also in the Stock Purchase Agreement dated October 31, 2009 (“SPA”) by and among OCC, as buyer, and G. Thomas Hazelton, Jr. (“Hazelton”) and Daniel Roehrs (“Roehrs”), as sellers.

OCC acquired AOS from Hazelton and Roehrs pursuant to the terms of the SPA. In addition to its claims under the Employment Agreement, OCC also has asserted claims of indemnification against Hazelton under the SPA related to alleged unlawful actions by Hazelton and Roehrs.

Optical Cable Corporation (OCC)

As a result, OCC had not paid Hazelton any severance compensation and did not pay Hazelton any of the minimum earn out amount (a maximum amount of $470,665 payable on January 31, 2017 under the terms of the SPA) that otherwise would have been owed to Hazelton, but for Hazelton’s termination for Cause and OCC’s indemnification claims under the SPA. The Company began accruing this minimum earn out amount immediately following the acquisition in October 2009.

As a result of this dispute, OCC and AOS filed suit against Hazelton on September 9, 2016 in state court in Roanoke City, Virginia.  Hazelton filed suit against OCC and AOS on September 7, 2016 in state court in Collin County, Texas (collectively the “Hazelton Litigation”).

In May 2017, a settlement agreement was reached in the Hazelton Litigation, with the Company’s obligations being less than the amount previously accrued for the minimum earn out amount under the SPA. As a result, the lawsuits filed in the Commonwealth of Virginia and the state of Texas in fiscal year 2016 were dismissed with prejudice.

Additionally, OCC, AOS, and Centric Solutions LLC, a wholly owned subsidiary of OCC (“Centric Solutions”) filed suit against Roehrs, William DiBella (“DiBella”) (a former employee of Centric Solutions), and Rosenberger CDS, LLC and Rosenberger North America (together, “Rosenberger”) on September 20, 2016 in state court in Roanoke County, Virginia, in connection with related alleged unlawful actions by Roehrs, DiBella and Rosenberger. On February 10, 2017, the judge in state court in Roanoke County, Virginia ruled that the Virginia court lacked personal jurisdiction over Rosenberger and dismissed the claims against Rosenberger without prejudice.

In May 2017, the Company reached a settlement with DiBella, with no monetary impact for the Company. As a result, the Company’s claims against DiBella were dismissed with prejudice in the lawsuit filed in the Commonwealth of Virginia.

The Company’s claims against Roehrs are still pending.

From time to time, the Company is involved in other various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(17)	New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. The FASB has also issued ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12, and ASU 2016-20 all of which clarify certain implementation guidance within ASU 2014-09. The Company is currently evaluating the potential impact of the adoption of this guidance, but does not anticipate that the adoption will significantly change the timing or amount of revenue recognized. Therefore, the Company believes the adoption will be limited to expanded disclosures with no material impact on its results of operations, financial position and liquidity.

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

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes to the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company’s most significant leasing activity under long-term leases is the leasing of certain facilities. Total commitments under leases with expected duration of more than 12 months at October 31, 2017 were $717,776. The Company is in the process of compiling an inventory of all leases that fall under the requirements of ASU 2016-02, but does not expect the new guidance to have a material impact on its results of operations, financial position and liquidity and its related financial statement disclosures.

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

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset (with the exception of inventory) when the transfer occurs.  Under current GAAP, entities are prohibited from recognizing current and deferred income taxes for an intra-entity transfer until the asset is sold to a third party.  Examples of assets that would be affected by the new guidance are intellectual property and property, plant and equipment.  ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The Company generally does not transfer significant assets between entities and, as such, the adoption of ASU 2016-16 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

Optical Cable Corporation (OCC)

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2017 and 2016:

	Quarter ended
Fiscal year ended October 31, 2017	January 31	April 30	July 31	October 31
Net sales	$14,606,252	$15,847,473	$16,432,243	$17,206,880
Gross profit	4,810,399	5,663,039	5,305,787	5,018,702
Selling, general & administrative expenses	5,192,648	5,898,502	5,426,018	5,451,589
Loss before income taxes	(636,367)	(231,270)	(281,065)	(595,507)
Net loss attributable to
Optical Cable Corporation	(615,767)	(239,082)	(295,160)	(588,762)
Basic and diluted net loss per share attributable to Optical Cable Corporation	$(0.09)	$(0.04)	$(0.05)	$(0.09)

	Quarter ended
Fiscal year ended October 31, 2016	January 31	April 30	July 31	October 31
Net sales	$14,047,890	$16,340,153	$16,915,135	$17,312,823
Gross profit	3,502,431	4,551,295	5,461,691	6,209,719
Selling, general & administrative expenses	5,087,481	5,351,577	5,074,839	5,246,838
Loss before income taxes	(1,743,321)	(992,653)	181,003	759,876
Net loss attributable to
Optical Cable Corporation	(1,745,021)	(983,122)	188,163	761,158
Basic and diluted net income (loss) per share attributable to Optical Cable Corporation	$(0.28)	$(0.15)	$0.03	$0.11

Optical Cable Corporation (OCC)

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Optical Cable Corporation

Roanoke, Virginia

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the “Company”) as of October 31, 2017 and 2016, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended October 31, 2017. Optical Cable Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of the Company as of and for the year ended October 31, 2015 were audited by other auditors whose report dated January 28, 2016, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Optical Cable Corporation and Subsidiaries as of October 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brown, Edwards & Company, L.L.P.

1715 Pratt Drive, Suite 2700

Blacksburg, Virginia

December 20, 2017

Optical Cable Corporation (OCC)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Optical Cable Corporation:

We have audited the accompanying consolidated statements of operations, shareholders’ equity, and cash flows of Optical Cable Corporation and subsidiaries for the year ended October 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Optical Cable Corporation and subsidiaries for the year ended October 31, 2015, in conformity with U.S. generally accepted accounting principles.

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

Annual Meeting

The 2018 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 27, 2018, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC.  According to the records of our transfer agent, the Company had approximately 300 shareholders of record as of December 12, 2017. Additionally, there are approximately 1,000 beneficial owners as of December 12, 2017.  On December 12, 2017, our common stock closed at a price of $2.45 per share.

Employees of the Company and members of the Board of Directors owned at least 37.9% of the shares outstanding as of October 31, 2017, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2017	High	Low
Fourth Quarter	$2.75	$2.13
Third Quarter	$3.35	$2.30
Second Quarter	$3.70	$2.50
First Quarter	$3.80	$2.45

	Range of Bid Prices
Fiscal year ended October 31, 2016	High	Low
Fourth Quarter	$3.60	$2.16
Third Quarter	$2.89	$2.14
Second Quarter	$2.96	$2.15
First Quarter	$3.15	$2.10

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
RGC Resources, Inc. and
Roanoke Gas Company

Optical Cable Corporation (OCC)

VISIT OCCFIBER.COM

OCC ROANOKE, VA

Corporate Headquarters and Fiber Optic Cable Manufacturing Facility

5290 Concourse Drive
Roanoke, VA 24019 USA
540-265-0690 or 800-622-7711

OCC DALLAS, TX

Harsh Environment and Specialty Connectivity Manufacturing Facility

1700 Capital Avenue, Suite 150
Plano, TX 75074 USA
972-509-1500 or 877-509-1500

OCC ASHEVILLE, NC

Enterprise Connectivity Manufacturing Facility

33 Superior Way
Swannanoa, NC 28778 USA
828-298-2260 or 800-880-7674

JOIN OUR SOCIAL NETWORK

For the most up-to-date information on all of OCC's products, news, and information, visit our website at occfiber.com. Registered users get added benefits, access to additional information and white papers, and more.

Like us on Facebook:
facebook.com/OCCSolutions

Follow us on Twitter:
twitter.com/occsolutions

Watch us on YouTube:
youtube.com/user/occsolutions

Follow us on Linked In:
linkedin.com/groups/optical-cable-corporation

CORPORATE HEADQUARTERS
occfiber.com
5290 Concourse Drive | Roanoke, VA 24019 | USA
Phone: +1-540-265-0690 | 800-622-7711