Form 10-K, Exhibit 13
period 2018-10-31
OPTICAL CABLE CORP
filed 2018-12-19
CIK 1000230

Exhibit 13.1

CONNECTIONS YOU CAN **COUNT ON.®**

OCC® INNOVATION

From the development of our first cables through our current product offering, which ranks among the industry's most comprehensive, Optical Cable Corporation (OCC) is a company that provides uncompromising product quality and performance, with solutions for a multitude of markets and applications.

NOT JUST PRODUCTS—SOLUTIONS

As an industry leader, OCC delivers innovative solutions and products designed to be smarter than the most challenging situations and tougher than the harshest environments. Our customers count on us to ensure the highest transmission performance and for products tested beyond industry standards. That's why some of the world's top corporations, universities, hospitals, broadcasters, data centers, industrial facilities, and military operations worldwide choose OCC. For critical communication solutions, OCC provides **connections you can count on.®**

OCC®

OPTICAL CABLE CORPORATION

Annual Report

2018

3	Selected Consolidated Financial Information

4	Letter from the CEO

7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

23	Consolidated Financial Statements

27	Notes to Consolidated Financial Statements

45	Report of Independent Registered Public Accounting Firm

46	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Selected Consolidated Financial Information
(in thousands, except per share data)

	Years ended October 31,
	2018	2017	2016	2015 (1)	2014
Consolidated Statement of Operations Information:
Net sales	$87,828	$64,093	$64,616	$73,569	$82,978
Cost of goods sold	59,955	43,295	44,891	51,773	54,506
Gross profit	27,873	20,798	19,725	21,796	28,472
Selling, general and administrative expenses	26,131	21,969	20,761	24,043	26,989
Royalty (income) expense, net	(33)	120	164	124	110
Amortization of intangible assets	35	26	17	11	41
Income (loss) from operations	1,740	(1,317)	(1,217)	(2,382)	1,332
Other expense, net:
Interest expense, net	(608)	(523)	(621)	(440)	(414)
Other, net	(80)	96	43	7	(28)
Income (loss) before income taxes	1,052	(1,744)	(1,795)	(2,815)	890
Income tax expense (benefit)	(17)	(5)	6	1,482	267
Net income (loss)	$1,069	$(1,739)	$(1,801)	$(4,297)	$623
Net loss attributable to noncontrolling interest	—	—	(22)	(42)	(61)
Net income (loss) attributable to OCC	$1,069	$(1,739)	$(1,779)	$(4,255)	$684

Net income (loss) per share attributable to OCC	$0.14	$(0.27)	$(0.28)	$(0.69)	$0.10
Weighted average shares:
Basic and diluted	7,593	6,547	6,443	6,201	6,764

Consolidated Balance Sheet Information:
Cash	$177	$891	$1,879	$1,083	$1,090
Working capital	24,019	22,907	22,196	23,504	26,075
Total assets	43,098	40,139	40,666	45,029	50,039
Bank debt	9,420	12,370	11,946	13,227	9,997
Total shareholders’ equity attributable to OCC	26,811	23,690	24,765	26,631	31,007

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

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

During fiscal 2018, Optical Cable Corporation delivered strong financial performance while continuing to execute on our growth strategies and market initiatives.

We recorded the highest annual net sales in company history in fiscal 2018, with double-digit growth in both net sales and gross profit.

Consolidated net sales increased 37.0%, resulting in gross profit growth of 34.0%.

Market Strength. Significant Opportunities.

Optical Cable Corporation has successfully built strong market positions in a broad range of targeted markets over the years—including in enterprise, harsh environment and specialty markets.

Our market strength is built on our innovative and top-tier cabling and connectivity products, our team’s expertise and customer service focus, and our commitment to continual improvement.

This competitive market positioning is one of OCC’s most valuable assets. It has earned us the respect of other industry participants—particularly competitors much larger than OCC. It is a point of pride for our team. And, it provides opportunities and operating leverage to grow in our markets and create shareholder value over the long term.

Record Financial Performance Reflects Strong Execution.

In fiscal 2018, we significantly increased our fiber optic cable production volumes to meet increased demand. While our increased production enabled sales growth, it also created some operational challenges. OCC continues to take steps to manage spikes in demand and increase production capacity, including hiring additional personnel. We are optimistic about our ability to meet rising demand in 2019 and beyond, and remain focused on capitalizing on the momentum we are building to drive the business to greater heights.

OCC’s key financial performance metrics for fiscal year 2018 include:

●

Consolidated net sales for fiscal year 2018 were $87.8 million, an increase of 37.0% compared to net sales of $64.1 million in fiscal year 2017. OCC achieved sales growth in its specialty markets, particularly in the wireless carrier and military markets during the year. U.S. net sales increased 45.0% in fiscal 2018, and net sales outside of the U.S. increased 4.1%.

Optical Cable Corporation (OCC)

●	Gross profit grew 34.0% to $27.9 million in fiscal year 2018, compared to gross profit of $20.8 million in fiscal year 2017.

●

Selling, General & Administrative expenses as a percentage of net sales were 29.8% in fiscal year 2018, compared to 34.3% in fiscal year 2017, as OCC benefited from its operating leverage. SG&A expenses were $26.1 million during fiscal year 2018, compared to $22.0 million for fiscal year 2017. Employee related costs, including employee incentives and sales commissions, increased as a result of significant growth in net sales and gross profits. Generally, our ability to maintain our enviable market positions in target markets relative to much larger competitors tends to require SG&A expenses at a higher percentage of net sales than those larger competitors.

●	Net income was $1.1 million, or $0.14 per share, in fiscal 2018, a significant improvement when compared to a net loss for fiscal year 2017.

●	During fiscal year 2018, we achieved positive net cash provided by operating activities of $3.2 million.

●	OCC’s balance sheet remains strong:

o	We reduced total bank debt by $3.0 million (or 23.9%) to $9.4 million during fiscal year 2018.

o

We secured a $6.0 million special revolving loan in the second quarter of fiscal year 2018 for working capital needs from our bank. Our outstanding balance on the special revolving loan never exceeded $2.8 million during its term and the final payment on the loan was made before the end of July 2018, prior to its maturity on October 1, 2018.

o	OCC’s ratio of current assets to current liabilities was 4.4 to 1 as of October 31, 2018.

Driving Continued Value Creation in 2019.

As we begin fiscal year 2019, the OCC team is committed to advancing our key strategic initiatives designed to drive top- and bottom-line growth and create substantial long-term shareholder value.

In particular, we are focused on sales, marketing, and product initiatives to grow sales in targeted markets and strengthen our market positions. We are also continuing our operational initiatives to increase manufacturing efficiencies and effect process improvements.

Importantly, the interests of our Board of Directors and our current employees are aligned with those of our shareholders. Current employees and members of the Board of Directors own more than 38.0% of OCC’s outstanding common shares at the end of fiscal 2018. As a result, we are laser-focused on taking actions that will deliver enhanced shareholder value.

Optical Cable Corporation (OCC)

Looking ahead, we are excited about capitalizing on opportunities before us. And, we are confident in our ability to continue to meet the evolving needs of our customers, end-users and all of our other stakeholders.

I would like to thank our team of dedicated employees, who have worked tirelessly to achieve our strong results in 2018 and who will continue to drive our success in 2019 and beyond. We are deeply grateful for their dedication and contributions.

Thank you for your investment and trust in OCC.

/s/ Neil D. Wilkin, Jr.

Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer
December 19, 2018

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military and wireless carrier industry market sectors); economic conditions that affect U.S. based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from high volatility, timing of large sales orders, and high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government, including, but not limited to reductions in government spending due to automatic budget cuts or sequestration; ability to recruit and retain key personnel; poor labor relations; the impact of cybersecurity risks and incidents, and the related actual or potential costs and consequences, in compliance with the federal securities laws; the impact of data privacy laws and the General Data Protection Regulation and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly result in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with financial debt covenants with our lender; our ability to maintain and/or secure debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; a continued suspension of dividends declared to shareholders due to inadequate or alternative uses of cash on hand; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of shares of the Company’s common stock issued and outstanding; further economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from enterprise network, datacenter, residential, campus and Passive Optical LAN (POL) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market. Our products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, fiber optic reels and accessories and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

Optical Cable Corporation (OCC)

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

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2015 registered and MIL-STD-790G certified, primarily manufacture our enterprise connectivity products at our Asheville facility which is ISO 9001:2015 registered, and primarily manufacture our harsh environment and specialty connectivity products at our Dallas facility which is ISO 9001:2015 registered and MIL-STD-790G certified.

OCC designs, develops and manufactures fiber optic cables for a broad range of enterprise, harsh environment, wireless carrier and other specialty markets and applications. We refer to these products as our fiber optic cable offering. OCC designs, develops and manufactures fiber and copper connectivity products for the enterprise market, including a broad range of enterprise and residential applications. We refer to these products as our enterprise connectivity product offering. OCC designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military, harsh environment and other specialty applications. We refer to these products as our harsh environment and specialty connectivity product offering.

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

Optical Cable Corporation, OCC®, Procyon®, Superior Modular Products™, SMP Data Communications™, Applied Optical Systems™, Centric Solutions™ and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2018

●

During fiscal year 2018, OCC recorded the highest annual net sales in the Company’s history. Consolidated net sales for fiscal year 2018 were $87.8 million, an increase of 37.0% compared to net sales of $64.1 million for fiscal year 2017.

●	Gross profit increased 34.0% to $27.9 million in fiscal year 2018, compared to $20.8 million for fiscal year 2017.

●	Gross profit margin (gross profit as a percentage of net sales) was 31.7% for fiscal year 2018, compared to 32.4% for fiscal year 2017.

●	Net income was $1.1 million, or $0.14 per share, during fiscal year 2018, compared to a net loss of $1.7 million, or $0.27 per share, during fiscal year 2017.

Optical Cable Corporation (OCC)

●	During fiscal year 2018, we achieved positive net cash provided by operating activities of $3.2 million.

●	We reduced our total bank debt by $3.0 million (or 23.9%) to $9.4 million during fiscal year 2018.

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

Net sales consist of gross sales of products by the Company and its subsidiaries on a consolidated basis less discounts, refunds and returns. Revenue is recognized at the time of product shipment or delivery to the customer (including distributors) provided that the customer takes ownership and assumes risk of loss (based on shipping terms), collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Our customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale.

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

Amortization of intangible assets consists of the amortization of the costs, including legal fees, associated with internally developed patents that have been granted. Amortization of intangible assets is calculated using the straight-line method over the estimated useful lives of the intangible assets.

Other expense, net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations.

Optical Cable Corporation (OCC)

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2018	2017	Change	2017	2016	Change
Net sales	$87,800,000	$64,100,000	37.0%	$64,100,000	$64,600,000	(0.8)%
Gross profit	27,900,000	20,800,000	34.0	20,800,000	19,700,000	5.4
SG&A expenses	26,100,000	22,000,000	18.9	22,000,000	20,800,000	5.8
Net income (loss)	1,100,000	(1,700,000)	161.5	(1,700,000)	(1,800,000)	2.3

Net Sales

OCC recorded the highest annual net sales in the Company’s history during fiscal year 2018. Consolidated net sales for fiscal year 2018 increased 37.0% to $87.8 million, compared to net sales of $64.1 million in fiscal year 2017.

During fiscal year 2018, we experienced an increase in net sales in our specialty markets compared to last year, particularly in our wireless carrier and military markets. This increase in the specialty markets was partially offset by a decrease in net sales in our enterprise markets.

OCC’s increase in net sales during fiscal year 2018, when compared to fiscal year 2017, has been driven primarily by significant orders from one customer with whom OCC has done business for a number of years. Annual net sales to this customer have significantly fluctuated over the years—reaching an all-time high of $28.6 million during fiscal year 2018. Currently, we do not anticipate that sales to this customer will trend at the same level in fiscal year 2019 as it did in fiscal year 2018, however, we cannot predict the level of future sales to this customer at this time.

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

Net sales to customers outside of the United States were approximately 15%, 20% and 20% of total net sales for fiscal years 2018, 2017 and 2016, respectively. Net sales to customers in the United States increased 45.0% during fiscal year 2018 compared to fiscal year 2017, and net sales to customers outside of the United States increased 4.1%.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year, as was the case in fiscal year 2018, by the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Gross Profit

Gross profit increased 34.0% to $27.9 million in fiscal year 2018 from $20.8 million in fiscal year 2017. Gross profit margin, or gross profit as a percentage of net sales, was 31.7% for fiscal year 2018, compared to 32.4% for fiscal year 2017.

Optical Cable Corporation (OCC)

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis. Gross profit margin in fiscal year 2018 was negatively impacted by a shift in product mix toward the sale of certain lower margin products in fiscal year 2018 compared to fiscal year 2017. However, the significant increase in net sales levels during fiscal year 2018 for our fiber optic cable products helped to offset the impact of the decrease in gross profit margin on gross profit, as certain fixed manufacturing costs were spread over higher sales and we benefited from our operating leverage.

Gross profit increased 5.4% to $20.8 million in fiscal year 2017 from $19.7 million in fiscal year 2016. Gross profit margin, or gross profit as a percentage of net sales, increased to 32.4% for fiscal year 2017, compared to 30.5% for fiscal year 2016.

Gross profit margin improved in all categories of OCC’s product offerings during fiscal year 2017 including fiber optic cable, enterprise connectivity, and harsh environment and specialty connectivity, primarily due to a shift in product mix toward the sale of certain higher margin products compared to fiscal year 2016. Toward the end of fiscal year 2017, we started new manufacturing efficiency initiatives which we believe benefited OCC.

Selling, General and Administrative Expenses

SG&A expenses increased $4.2 million, or 18.9%, to $26.1 million in fiscal year 2018 from $22.0 million in fiscal year 2017. SG&A expenses as a percentage of net sales were 29.8% in fiscal year 2018, compared to 34.3% in fiscal year 2017, as we benefited from our operating leverage. We experience positive operating leverage when certain selling, general and administrative expenses are spread over higher consolidated net sales levels.

The increase in SG&A expenses during fiscal year 2018 compared to last year was primarily the result of increases in employee related costs totaling $4.0 million; including an increase in employee incentives and commissions totaling $2.5 million due to increased net sales and the improved financial results during fiscal year 2018, and an increase in share-based compensation expense totaling $1.4 million as a result of the expected vesting of previously granted long-term, performance-based equity grants. The share-based compensation expense increase is the result of changes in the number of shares of restricted stock estimated to vest on January 31, 2019, based on operational performance measures. The determination of the number of shares expected to vest on January 31, 2019 is impacted by our improved financial performance in fiscal year 2018 compared to fiscal year 2017. Because the vesting of these shares will not occur until January 31, 2019, we also expect to recognize over $800,000 in share-based compensation expense in our first quarter of fiscal year 2019, compared to the first quarter of fiscal year 2018.

SG&A expenses increased $1.2 million, or 5.8%, to $22.0 million in fiscal year 2017 from $20.8 million in fiscal year 2016. SG&A expenses as a percentage of net sales were 34.3% in fiscal year 2017, compared to 32.1% in fiscal year 2016.

The increase in SG&A expenses during fiscal year 2017 compared to fiscal year 2016 was primarily the result of increased employee related costs totaling $837,000, increased marketing expenses totaling $170,000, and increased legal fees totaling $164,000. Employee related costs increased when comparing fiscal year 2017 to fiscal year 2016 largely as a result of new hires, selectively added to accomplish strategic objectives, and increases in healthcare insurance costs. Marketing expenses increased due to a number of new marketing initiatives and work related to future product launches. Legal fees increased primarily due to legal action undertaken by the Company during the first six months of fiscal year 2017. This legal action resulted in the favorable settlement of certain legal matters during the second quarter of fiscal year 2017. As a result, the reversal of approximately $171,000 previously accrued was included in “Other Expense, net” described below. As expected, legal fees did not recur at the same level in the second half of fiscal year 2017.

Optical Cable Corporation (OCC)

Royalty Income (Expense), Net

We recognized royalty income, net of royalty and related expenses, totaling $33,000 during fiscal year 2018, compared to royalty expense, net of royalty income totaling $120,000 during fiscal year 2017. The change when comparing fiscal year 2018 to last year is due to the expiration of a patent in the fourth quarter of fiscal year 2017 that was previously licensed by OCC from a third party for product sold by OCC. We expect the trend of royalty income to offset royalty expense to continue in fiscal year 2019.

We recognized royalty expense, net of royalty income, totaling $120,000 during fiscal year 2017, compared to $164,000 during fiscal year 2016.

Amortization of Intangible Assets

We recognized $35,000 of amortization expense, associated with intangible assets, during fiscal year 2018, compared to $26,000 during fiscal year 2017 and $17,000 during fiscal year 2016.

Other Expense, Net

We recognized other expense, net of $688,000 in fiscal year 2018 compared to $427,000 in fiscal year 2017. Other expense, net for fiscal year 2018 is comprised of: interest expense totaling $608,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facilities, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period. The increase in other expense, net during fiscal year 2018 compared to fiscal year 2017 was primarily due to income of approximately $171,000, recognized in fiscal year 2017 that did not recur in fiscal year 2018, and increased interest expense resulting from increased borrowings on our revolving credit facilities, including our Special Project Revolver which was not in place during fiscal year 2017, and was paid in full in July 2018 prior to its expiration on October 1, 2018.

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

Income (Loss) Before Income Taxes

We reported income before income taxes of $1.1 million for fiscal year 2018 compared to a loss before income taxes of $1.7 million for fiscal year 2017. This change was primarily due to the increase in gross profit of $7.1 million, partially offset by the increase in SG&A expenses of $4.2 million in fiscal year 2018, compared to fiscal year 2017.

We reported a loss before income taxes of $1.7 million for fiscal year 2017 compared to $1.8 million for fiscal year 2016. This improvement was primarily due to the increase in gross profit of $1.1 million, offset by the increase in SG&A expenses of $1.2 million in fiscal year 2017 compared to fiscal year 2016.

Optical Cable Corporation (OCC)

Income Tax Benefit

Income tax benefit totaled $17,000 for fiscal year 2018 compared to $5,000 for fiscal year 2017. Our effective tax rate for fiscal year 2018 was negative 1.6%, compared to less than one percent for fiscal year 2017.

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

During fiscal year 2015, we established a valuation allowance against all of our net deferred tax assets. As a result of establishing a full valuation allowance against our net deferred tax assets, if we generate sufficient taxable income in subsequent periods to realize a portion or all of our net deferred tax assets, our effective income tax rate could be unusually low due to the tax benefit attributable to the necessary decrease in our valuation allowance—as has been the case during fiscal year 2018. Further, if we generate losses before taxes in subsequent periods, our effective income tax rate could also be unusually low as any increase in our net deferred tax asset from such a net operating loss for tax purposes would be offset by a corresponding increase to our valuation allowance against our net deferred tax assets.

If we generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the removal of any valuation allowance against our net deferred tax asset is appropriate, then during the period in which such determination is made, we will recognize the non-cash benefit of such removal of the valuation allowance in income tax expense on our consolidated statement of operations, which will increase net income and will also increase the net deferred tax asset on our consolidated balance sheet. If we do not generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the reduction or removal of any valuation allowance against our net deferred tax is appropriate, then no such non-cash benefit would be realized. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets.

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, lowers the statutory federal corporate income tax rate from 35% to 21%. The reduction of the statutory federal corporate tax rate to 21% became effective on January 1, 2018. Because our fiscal year 2018 commenced on November 1, 2017, the annual statutory federal corporate tax rate applicable to fiscal year 2018 is a blended rate of 23.2%. Beginning in our 2019 fiscal year, the annual statutory federal corporate tax rate will be 21%. As a result of the reduction in the federal corporate tax rate, we remeasured our net deferred tax assets and the corresponding valuation allowance in the first quarter of fiscal year 2018 which is the period that includes the enactment date of the Tax Act. The Company recognized a reduction in the value of our net deferred tax assets of approximately $1.3 million which was offset by the change in the corresponding valuation allowance of $1.3 million. As of October 31, 2018, we have completed our analysis of the revaluation of our net deferred tax assets and have no material changes to the discrete adjustment recognized in the first quarter of fiscal year 2018. Because we decreased both our net deferred tax assets and our valuation allowance by the same amount, there was no impact on our results of operations from the remeasurement. Any future benefit we may realize from our net deferred tax assets is effectively reduced by $1.3 million.

See also “Critical Accounting Policies” below and Note 12 to the Consolidated Financial Statements.

Optical Cable Corporation (OCC)

Net Income (Loss)

Net income for fiscal year 2018 was $1.1 million compared to a net loss of $1.7 million for fiscal year 2017. This change was due primarily to the increase in income before income taxes of $2.8 million in fiscal year 2018, compared to fiscal year 2017.

Net loss for fiscal year 2017 was $1.7 million compared to $1.8 million for fiscal year 2016. This improvement was primarily due to the decrease in loss before income taxes of $51,000.

Financial Condition

Total assets increased $3.0 million, or 7.4%, to $43.1 million at October 31, 2018, from $40.1 million at October 31, 2017. This increase is primarily due to a $3.9 million increase in trade accounts receivable, net largely resulting from the increase in net sales in the fourth quarter of fiscal year 2018 when compared to the fourth quarter of fiscal year 2017.

Total liabilities decreased $162,000, or 1.0%, to $16.3 million at October 31, 2018, from $16.4 million at October 31, 2017. The decrease in total liabilities was primarily due to a $3.0 million decrease in note payable to bank and long-term debt, including current installments, partially offset by an increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $2.8 million. The decrease in note payable to bank is due to repayments on our revolving credit facilities and the increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes, is primarily due to purchases of raw materials in preparation for the manufacture and shipment of orders and the timing of certain vendor and payroll related payments.

Total shareholders’ equity at October 31, 2018 increased $3.1 million, or 13.2%, during fiscal year 2018. The increase resulted primarily from net income of $1.1 million and share-based compensation, net of $2.1 million.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2018 have been to fund working capital requirements and capital expenditures and to make principal payments on long-term debt and our notes payable to bank. Our primary source of capital for these purposes has been existing cash, borrowings under our revolving credit facilities (including our Special Project Revolving Loan) and cash provided by operations. As of October 31, 2018 and 2017, we had an outstanding loan balance under our revolving credit facility totaling $3.0 million and $5.7 million, respectively. As of October 31, 2018 and 2017, we had outstanding loan balances, excluding our revolving credit facility, totaling $6.4 million and $6.7 million, respectively.

In April 2018, we secured a Special Project Revolving Loan permitting us to borrow up to $6 million for the working capital needs related to the fulfillment and processing of certain orders. Our outstanding balance on the Special Project Revolving Loan never exceeded $2.8 million during its term, and the final payment on the revolver was made in July 2018 prior to its maturity on October 1, 2018.

Our cash totaled $177,000 and $891,000 as of October 31, 2018 and 2017, respectively. For the year ended October 31, 2018, net cash provided by operating activities of $3.2 million was offset by net cash used in financing activities of $3.2 million and capital expenditures totaling $689,000.

On October 31, 2018, we had working capital of $24.0 million, compared to $22.9 million as of October 31, 2017. The ratio of current assets to current liabilities as of October 31, 2018, was 4.4 to 1 compared to 6.5 to 1 as of October 31, 2017. The increase in working capital was primarily due to the $3.9 million increase in trade accounts receivable, net, partially offset by the $2.8 million increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes. The decrease in the current ratio was primarily due to the fact that current assets increased $3.9 million, or 14.6%, while current liabilities increased $2.8 million, or 67.5%.

Optical Cable Corporation (OCC)

Net Cash

Net cash provided by operating activities was $3.2 million in fiscal year 2018 compared to net cash used in operating activities of $687,000 in fiscal year 2017 and net cash provided by operating activities of $3.2 million in fiscal year 2016.

Net cash provided by operating activities during fiscal year 2018 primarily resulted from net income of $1.1 million, plus net adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.8 million and share-based compensation expense of $2.2 million. Additionally, the cash flow impact of increases in accounts payable and accrued expenses, including accrued compensation and payroll taxes, of $2.8 million further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by the cash flow impact of increases in trade accounts receivable, net of $3.9 million and increases in inventories of $693,000.

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

Net cash used in investing activities totaled $734,000 in fiscal year 2018 compared to $584,000 in fiscal year 2017 and $676,000 in fiscal year 2016. Net cash used in investing activities during fiscal years 2018, 2017 and 2016 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash used in financing activities totaled $3.2 million in fiscal year 2018 compared to net cash provided by financing activities totaling $283,000 in fiscal year 2017 and net cash used in financing activities totaling $1.7 million in fiscal year 2016.

Net cash used in financing activities in fiscal year 2018 resulted primarily from repayments on our notes payable to our bank under our lines of credit, net of advances, totaling $2.7 million and principle payments on long-term debt totaling $251,000. Net cash provided by financing activities in fiscal year 2017 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, totaling $700,000, partially offset by principal payments on long-term debt totaling $276,000. Net cash used in financing activities in fiscal year 2016 resulted primarily from repayments on the revolving credit facility totaling $1.0 million, principal payments on our long-term debt totaling $281,000, the payment of dividends previously declared totaling $141,000 and refinancing costs totaling $138,000.

We have a plan (the “Repurchase Plan”), approved by our Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding. When the Repurchase Plan was approved, we had anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase, or plan expiration. As of October 31, 2018, we had 398,400 shares remaining to purchase under this Repurchase Plan, and we have made no specific determination whether and over what period these shares may be purchased.

Optical Cable Corporation (OCC)

We have repurchased outstanding common stock outside of the Repurchase Plan through an odd lot repurchase offer. During fiscal year 2018, we repurchased and retired a total of 272 shares for $2,000, outside of the Repurchase Plan.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a Revolving Credit Note (“Revolver”).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Pinnacle Bank (“Pinnacle”), have a fixed interest rate of 3.95% and are secured by a first priority lien on all of our personal property and assets, all money, goods, machinery, equipment, fixtures, inventory, accounts, chattel paper, letter of credit rights, deposit accounts, commercial tort claims, documents, instruments, investment property and general intangibles now owned or hereafter acquired by us and wherever located, as well as a first lien deed of trust on our real property.

Our Revolver with Pinnacle provides the Company with a $7.0 million revolving line of credit (“Revolving Loan”) for our working capital needs. Under the Revolver, Pinnacle provides us with one or more revolving loans in a collective maximum principal amount of $7.0 million. We may borrow, repay, and reborrow at any time or from time to time while the Revolving Loan is in effect.

The applicable margin in the Revolving Credit Note has a floor on the interest rate for the Revolving Credit Note such that the rate will never be less than 2.50% per annum. The Revolving Loan accrues interest at LIBOR plus 2.50% (resulting in a 4.74% rate at October 31, 2018). The Revolving Loan is payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity.

On April 10, 2018, we entered into a Fourth Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The Fourth Loan Modification Agreement extended the maturity date of the Revolving Loan to September 30, 2019 and modified two financial covenants for the Company.

Also on April 10, 2018, we entered into a Special Project Loan Agreement and Special Project Revolver with Pinnacle which provided the Company with a $6.0 million revolving line of credit (the “Special Project Revolving Loan”) for the working capital needs related to the fulfillment and processing of certain orders. Under the Special Project Revolver, Pinnacle provided us with one or more revolving loans in a collective maximum principal amount of $6.0 million. We could borrow, repay, and reborrow at any time or from time to time while the Special Project Revolving Loan was in effect.

The Special Project Revolving Loan accrued interest at LIBOR plus 4.0%. The Special Project Revolving Loan was payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity. The Special Project Revolving Loan matured on October 1, 2018, according to the terms of the agreement.

Our outstanding balance on the Special Project Revolving Loan never exceeded $2.8 million during its term, and the final payment on the revolver was made in July 2018 prior to its maturity on October 1, 2018. On October 15, 2018, we entered into a Fifth Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The Fifth Loan Modification Agreement extends the maturity date of the Revolving Loan to April 30, 2020 and modifies three financial covenants for the Company. All other terms of the Revolving Loan remain unaltered and in effect.

Optical Cable Corporation (OCC)

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

As of October 31, 2018, we had $3.0 million of outstanding borrowings on our Revolving Loan and $4.0 million in available credit. As of October 31, 2017, we had $5.7 million of outstanding borrowings on our Revolving Loan and approximately $1.3 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2018. During our 2018 fiscal year budgeting process, we included an estimate for capital expenditures of $2.0 million for the year. We incurred capital expenditures totaling $689,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2018.

During our 2019 fiscal year budgeting process, we included an estimate for capital expenditures of $2.5 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our credit facility, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2018. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the years ended October 31, 2018, 2017 and 2016.

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

Inventories

Management views the determination of the net realizable value of inventories as a critical accounting estimate since it is based on judgments and estimates regarding the salability of individual items in inventory and an estimate of the ultimate selling prices for those items. Individual inventory items are reviewed and adjustments are made based on the age of the inventory and our judgment as to the salability of that inventory in order for our inventories to be valued at the lower of cost and net realizable value.

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

Optical Cable Corporation (OCC)

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

Optical Cable Corporation (OCC)

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2018 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. The FASB has also issued ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12, ASU 2016-20 and ASU 2017-14 all of which clarify certain implementation guidance within ASU 2014-09. We are currently evaluating the potential impact of the adoption of this guidance, but do not anticipate that the adoption will significantly change the timing or amount of revenue recognized. Therefore, we believe the adoption will be limited to expanded disclosures with no material impact on our results of operations, financial position and liquidity.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. We are currently evaluating the provisions of ASU 2016-02 in order to determine the impact on our results of operations, financial position and liquidity and our related financial statement disclosures. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), Targeted Improvements, which provides an additional (and optional) transition method to adopt the new lease standard. Under the new transition method, an entity would initially apply the new lease requirements in the period of adoption and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption. We expect the adoption of this guidance may result in an increase to our long-term assets and liabilities on our consolidated balance sheet depending on the resulting impact of any decision by us to renew, extend or replace our two existing real estate leases, as the current leases expire; however, we do not expect the adoption to have a material impact on our results of operations, financial position and liquidity and our related financial statement disclosures.

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

Optical Cable Corporation (OCC)

In June 2018, the FASB issued Accounting Standards Update 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

In June 2018, the FASB issued Accounting Standards Update 2018-08, Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made (“ASU 2018-08”). ASU 2018-08 applies to entities that receive or make contributions, which primarily are not-for-profit entities but also affects business entities that make contributions. In the context of business entities that make contributions, the FASB clarified that a contribution is conditional if the arrangement includes both a barrier for the recipient to be entitled to the assets transferred and a right of return for the assets transferred (or a right of release of the business entity’s obligation to transfer assets). The recognition of contribution expense is deferred for conditional arrangements and is immediate for unconditional arrangements. ASU 2018-08 requires modified prospective transition to arrangements that have not been completed as of the effective date or that are entered into after the effective date, but full retrospective application to each period presented is permitted. ASU 2018-08 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2018-08 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2018.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets
October 31, 2018 and 2017

	October 31,
	2018	2017
Assets
Current assets:
Cash	$177,413	$891,169
Trade accounts receivable, net of allowance for doubtful accounts of $64,242 in 2018 and $87,446 in 2017	12,832,890	8,940,540
Other receivables	61,951	72,098
Inventories	17,474,755	16,781,449
Prepaid expenses and other assets	500,021	418,122
Total current assets	31,047,030	27,103,378
Property and equipment, net	11,204,639	12,210,692
Income taxes refundable - noncurrent	49,281	—
Intangible assets, net	635,035	624,264
Other assets, net	162,475	200,846
Total assets	$43,098,460	$40,139,180
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$260,954	$250,726
Accounts payable and accrued expenses	3,256,153	2,590,252
Accrued compensation and payroll taxes	3,489,070	1,340,749
Income taxes payable	21,666	15,150
Total current liabilities	7,027,843	4,196,877
Note payable to bank	3,000,000	5,700,000
Long-term debt, excluding current installments	6,158,630	6,419,607
Other noncurrent liabilities	101,150	133,174
Total liabilities	16,287,623	16,449,658
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,694,387 shares in 2018 and 7,315,605 shares in 2017	13,816,140	11,762,021
Retained earnings	12,994,697	11,927,501
Total shareholders’ equity	26,810,837	23,689,522
Commitments and contingencies
Total liabilities and shareholders’ equity	$43,098,460	$40,139,180

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2018, 2017 and 2016

	Years Ended October 31,
	2018	2017	2016
Net sales	$87,828,590	$64,092,848	$64,616,001
Cost of goods sold	59,955,390	43,294,921	44,890,865
Gross profit	27,873,200	20,797,927	19,725,136
Selling, general and administrative expenses	26,130,956	21,968,757	20,760,735
Royalty (income) expense, net	(32,898)	120,478	164,463
Amortization of intangible assets	34,768	25,704	16,903
Income (loss) from operations	1,740,374	(1,317,012)	(1,216,965)
Other expense, net:
Interest expense	(608,417)	(523,035)	(620,810)
Other, net	(79,855)	95,838	42,680
Other expense, net	(688,272)	(427,197)	(578,130)
Income (loss) before income taxes	1,052,102	(1,744,209)	(1,795,095)
Income tax expense (benefit)	(16,651)	(5,438)	5,899
Net income (loss)	$1,068,753	$(1,738,771)	$(1,800,994)
Net loss attributable to noncontrolling interest	—	—	(22,172)
Net income (loss) attributable to Optical Cable Corporation	$1,068,753	$(1,738,771)	$(1,778,822)
Net income (loss) attributable to Optical Cable Corporation per share - basic and diluted	$0.14	$(0.27)	$(0.28)

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2018, 2017 and 2016

				Total
				Shareholders’
	Common Stock		Retained	Equity Attributable	Noncontrolling	Total Shareholders’
	Shares	Amount	Earnings	to OCC	Interest	Equity
Balances at October 31, 2015	7,059,548	10,363,012	16,267,595	26,630,607	(742,057)	25,888,550
Share-based compensation, net	35,836	717,583	—	717,583	—	717,583
Repurchase and retirement of common stock (at cost)	(14,225)	—	(40,150)	(40,150)	—	(40,150)
Purchase of noncontrolling interest in consolidated subsidiary	—	—	(764,229)	(764,229)	764,229	—
Net loss	—	—	(1,778,822)	(1,778,822)	(22,172)	(1,800,994)
Balances at October 31, 2016	7,081,159	11,080,595	13,684,394	24,764,989	—	24,764,989
Share-based compensation, net	240,147	681,426	—	681,426	—	681,426
Repurchase and retirement of common stock (at cost)	(5,701)	—	(18,122)	(18,122)	—	(18,122)
Net loss	—	—	(1,738,771)	(1,738,771)	—	(1,738,771)
Balances at October 31, 2017	7,315,605	$11,762,021	$11,927,501	$23,689,522	$—	$23,689,522
Share-based compensation, net	379,054	2,054,119	—	2,054,119	—	2,054,119
Repurchase and retirement of common stock (at cost)	(272)	—	(1,557)	(1,557)	—	(1,557)
Net income	—	—	1,068,753	1,068,753	—	1,068,753
Balances at October 31, 2018	7,694,387	$13,816,140	$12,994,697	$26,810,837	$—	$26,810,837

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2018, 2017 and 2016

	Years ended October 31,
	2018	2017	2016
Cash flows from operating activities:
Net income (loss)	$1,068,753	$(1,738,771)	$(1,800,994)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	1,817,597	1,675,519	2,054,977
Bad debt expense (recovery)	(18,455)	21,569	11,254
Share-based compensation expense	2,224,620	787,100	800,520
(Gain) loss on sale of property and equipment	56,710	103,145	(15,171)
(Increase) decrease in:
Trade accounts receivable	(3,873,895)	(45,864)	261,999
Other receivables	10,147	(1,270)	63,600
Income taxes refundable – current	—	—	360,324
Income taxes refundable – noncurrent	(49,281)	—	—
Inventories	(693,306)	(1,757,483)	2,792,114
Prepaid expenses and other assets	(81,899)	13,658	132,244
Increase (decrease) in:
Accounts payable and accrued expenses	622,444	(78,129)	(997,163)
Accrued compensation and payroll taxes	2,148,321	160,877	(42,856)
Income taxes payable	6,516	(453)	(6,895)
Other noncurrent liabilities	(32,024)	173,031	(458,473)
Net cash provided by (used in) operating activities	3,206,248	(687,071)	3,155,480
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(688,856)	(508,909)	(635,153)
Investment in intangible assets	(45,539)	(74,958)	(68,248)
Proceeds from sale of property and equipment	—	—	27,118
Net cash used in investing activities	(734,395)	(583,867)	(676,283)
Cash flows from financing activities:
Payroll taxes remitted on share-based payments	(170,501)	(105,674)	(82,937)
Proceeds from note payable to bank	9,550,000	1,550,000	6,000,000
Principal payments on long-term debt and note payable to bank	(12,500,749)	(1,125,661)	(7,281,013)
Payments for financing costs	(62,802)	(17,500)	(137,794)
Repurchase of common stock	(1,557)	(18,122)	(40,150)
Common stock dividends paid	—	—	(141,311)
Net cash provided by (used in) financing activities	(3,185,609)	283,043	(1,683,205)
Net increase (decrease) in cash	(713,756)	(987,895)	795,992
Cash at beginning of year	891,169	1,879,064	1,083,072
Cash at end of year	$177,413	$891,169	$1,879,064
Supplemental disclosure of cash flow information:
Cash payments for interest	$503,899	$452,918	$568,631
Income taxes paid (refunded), net	$27,808	$15,613	$(352,564)
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$118,203	$45,901	$42,785

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2018, 2017 and 2016

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (the non-carrier markets), offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include designs for uses ranging from enterprise network, datacenter, residential, campus and Passive Optical LAN (POL) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market.

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2018 the Company did not have bank deposits in excess of the insured limit. As of October 31, 2017, the Company had bank deposits in excess of the insured limit totaling $458,000.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2018 and 2017, the Company had no cash equivalents.

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

Inventories are stated at the lower of cost and net realizable value. The determination of cost includes raw materials, direct labor and manufacturing overhead. The cost of optical fibers, included in raw materials, is determined using specific identification for optical fibers. The cost of other raw materials and production supplies is generally determined using the first-in, first-out basis. The cost of work in process and finished goods inventories is determined either as average cost or standard cost, depending upon the product type. A standard cost system is used to estimate the actual costs of inventory for certain product types. Actual costs and production cost levels may vary from the standards established and such variances are charged to cost of goods sold or capitalized to inventory. Also see note 3.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All amounts billed to a customer in a sales transaction related to shipping and handling are classified as sales revenue. Shipping and handling costs of approximately $2.2 million, $1.9 million and $1.8 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2018, 2017 and 2016, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.3 million for each of the fiscal years ended October 31, 2018, 2017 and 2016 and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $250,000, $313,000 and $237,000 for the fiscal years ended October 31, 2018, 2017 and 2016, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2018, 2017 and 2016 follows:

	Years ended October 31,
	2018	2017	2016
Balance at beginning of year	$87,446	$74,266	$63,011
Bad debt expense (recovery)	(18,455)	21,569	11,255
Losses charged to allowance	(4,749)	(8,389)	—
Balance at end of year	$64,242	$87,446	$74,266

Optical Cable Corporation (OCC)

(3)	Inventories

Inventories as of October 31, 2018 and 2017 consist of the following:

	October 31,
	2018	2017
Finished goods	$5,454,629	$5,869,269
Work in process	3,877,670	2,507,434
Raw materials	7,871,145	8,108,433
Production supplies	271,311	296,313
Total	$17,474,755	$16,781,449

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2018 and 2017 consists of the following:

	October 31,
	2018	2017
Land and land improvements	$3,148,834	$3,148,834
Building and improvements	8,244,384	8,165,637
Machinery and equipment	27,312,627	25,817,318
Furniture and fixtures	902,633	894,237
Construction in progress	225,759	1,727,591
Total property and equipment, at cost	39,834,237	39,753,617
Less accumulated amortization and depreciation	(28,629,598)	(27,542,925)
Property and equipment, net	$11,204,639	$12,210,692

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $34,768, $25,704 and $16,903 for the years ended October 31, 2018, 2017 and 2016, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be $38,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2018 was $596,457 and $96,795, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2017 was $487,289 and $62,027, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2018 and 2017, the Company’s accrual for estimated product warranty claims totaled $180,000 and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2018, 2017 and 2016 totaled $219,190, $281,523 and $70,691, respectively.

Optical Cable Corporation (OCC)

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2018 and 2017:

	Years ended October 31,
	2018	2017
Balance at beginning of year	$180,000	$70,000
Liabilities accrued for warranties issued during the year	266,258	238,093
Warranty claims paid during the period	(219,190)	(171,523)
Changes in liability for pre-existing warranties during the year	(47,068)	43,430
Balance at end of year	$180,000	$180,000

(7)	Long-term Debt and Note Payable to Bank

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a Revolving Credit Note (“Revolver”).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Pinnacle Bank (“Pinnacle”), have a fixed interest rate of 3.95% and are secured by a first priority lien on all of the Company’s personal property and assets, all money, goods, machinery, equipment, fixtures, inventory, accounts, chattel paper, letter of credit rights, deposit accounts, commercial tort claims, documents, instruments, investment property and general intangibles now owned or hereafter acquired by the Company and wherever located, as well as a first lien deed of trust on the Company’s real property.

Long-term debt as of October 31, 2018 and 2017 consists of the following:

	October 31,
	2018	2017
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $31,812, including interest (at 3.95%), with final payment of $3,644,211 due May 1, 2024	$4,774,252	$4,960,738
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $10,963, including interest (at 3.95%), with final payment of $1,255,850 due May 1, 2024	1,645,332	1,709,595
Total long-term debt	6,419,584	6,670,333
Less current installments	260,954	250,726
Long-term debt, excluding current installments	$6,158,630	$6,419,607

The Revolver with Pinnacle provides the Company with a $7.0 million revolving line of credit (“Revolving Loan”) for the working capital needs of the Company. Under the Revolver, Pinnacle provides the Company with one or more revolving loans in a collective maximum principal amount of $7.0 million. The Company may borrow, repay, and reborrow at any time or from time to time while the Revolving Loan is in effect.

The applicable margin in the Revolving Credit Note has a floor on the interest rate for the Revolving Credit Note such that the rate will never be less than 2.50% per annum. The Revolving Loan accrues interest at LIBOR plus 2.50% (resulting in a 4.74% rate at October 31, 2018). The Revolving Loan is payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity.

Optical Cable Corporation (OCC)

On April 10, 2018, the Company entered into a Fourth Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The Fourth Loan Modification Agreement extended the maturity date of the Revolving Loan to September 30, 2019 and modified two financial covenants for the Company.

Also on April 10, 2018, the Company entered into a Special Project Loan Agreement and Special Project Revolver with Pinnacle which provided the Company with a $6.0 million revolving line of credit (the “Special Project Revolving Loan”) for the working capital needs related to the fulfillment and processing of certain orders. Under the Special Project Revolver, Pinnacle provided the Company with one or more revolving loans in a collective maximum principal amount of $6.0 million. The Company could borrow, repay, and reborrow at any time or from time to time while the Special Project Revolving Loan was in effect.

The Special Project Revolving Loan accrued interest at LIBOR plus 4.0%. The Special Project Revolving Loan was payable in monthly payments of interest only with principal and any outstanding interest due and payable at maturity. The Special Project Revolving Loan matured on October 1, 2018, according to the terms of the agreement.

The Company’s outstanding balance on the Special Project Revolving Loan never exceeded $2.8 million during its term, and the final payment on the revolver was made in July 2018 prior to its maturity on October 1, 2018.

On October 15, 2018, the Company entered into a Fifth Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The Fifth Loan Modification Agreement extends the maturity date of the Revolving Loan to April 30, 2020 and modifies three financial covenants for the Company. All other terms of the Revolving Loan remain unaltered and in effect.

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

As of October 31, 2018, the Company had $3.0 million of outstanding borrowings on its Revolving Loan and $4.0 million in available credit. As of October 31, 2017 the Company had $5.7 million of outstanding borrowings on its Revolving Loan and $1.3 million in available credit.

The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2018 are: $260,954 in fiscal year 2019, $3,270,918 in fiscal year 2020, $282,651 in fiscal year 2021, $294,181 in fiscal year 2022 and $306,180 in fiscal year 2023.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term runs through November 30, 2019. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

Optical Cable Corporation (OCC)

The Company entered into an operating lease agreement in April 2015 for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term is for twelve months and terminated on April 30, 2016, but the Company exercised the first three (3) of its four (4) one year options to renew the lease and anticipates it will exercise the remaining one year option. The rent payments are recognized on a straight-line basis over the extended term of the lease.

The Company’s future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 2018 consist of the following:

Fiscal year	Operating Lease
2019	327,106
2020	72,041
Total	$399,147

Total rent expense associated with the operating leases for the fiscal years ended October 31, 2018, 2017 and 2016 was $422,102, $403,178 and $391,116, respectively.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2018, 2017 and 2016, total expense of $3,479,447, $3,360,633 and $3,042,441, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $68,502, $52,524 and $29,396 for the years ended October 31, 2018, 2017 and 2016, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

In March 2017, the Company’s shareholders approved the Optical Cable Corporation 2017 Stock Incentive Plan (the “2017 Plan”) that was recommended for approval by the Company’s Board of Directors. The 2017 Plan reserves 500,000 new common shares of the Company for issuance under the 2017 Plan and succeeds and replaces the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2011 Plan”). As of October 31, 2018, there were approximately 205,000 remaining shares available for grant under the 2017 Plan.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2018, 2017 and 2016 was $2,224,620, $787,100 and $800,520, respectively.

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

Optical Cable Corporation (OCC)

The Company recognizes expense each quarter on service-based shares of employees based on the actual number of shares vested during the quarter multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recognizes expense each quarter on operational performance-based shares of employees using an estimate of the shares expected to vest multiplied by the closing price of the Company’s shares of common stock on the date of grant.

A summary of the status of the Company’s nonvested shares granted to employees under the 2017 Plan as of October 31, 2018, and changes during the year ended October 31, 2018, is as follows:

Nonvested shares	Shares	Weighted-average grant date fair value
Balance at October 31, 2017	836,958	$3.66
Granted	498,083	2.52
Vested	(257,955)	3.68
Forfeited	(49,384)	3.73
Balance at October 31, 2018	1,027,702	$3.13

As of October 31, 2018, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 1.9 year weighted-average period is approximately $1.2 million.

During the fiscal year ended October 31, 2018 and 2017, stock awards to non-employee Directors under the 2017 Plan totaling 35,810 shares and 31,380 shares, respectively, were approved by the Board of Directors of the Company. During the fiscal year ended October 31, 2016 stock awards to non-employee Directors under the 2011 Plan totaling 86,296 shares were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period. The shares granted to non-employee Directors under the 2011 Plan vested immediately upon grant, but could not be sold, transferred, pledged, or otherwise encumbered or disposed of until six months after the date of the grant. The Company recorded compensation expense for non-employee Directors equal to the number of shares multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recorded compensation expense for shares granted to non-employee Directors totaling $96,407, $53,084 and $201,070 during the years ended October 31, 2018, 2017 and 2016, respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2018 and 2017 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2018, 32.5% and 11.5%, or approximately $28.6 million and $10.1 million, of consolidated net sales were attributable to two customers. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2018. As of October 31, 2018, the same two customers had outstanding balances payable to the Company totaling 14.5% and 11.7%, respectively, of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

Optical Cable Corporation (OCC)

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

For the years ended October 31, 2018, 2017 and 2016, approximately 85%, 80% and 80%, respectively, of net sales were from customers in the United States, while approximately 15%, 20% and 20%, respectively, were from customers outside of the United States.

Net sales attributable to the United States and all other countries in total for the years ended October 31, 2018, 2017 and 2016 were as follows:

	Years ended October 31,
	2018	2017	2016
United States	$74,778,141	$51,558,474	$51,379,528
Outside the United States	13,050,449	12,534,374	13,236,473
Total net sales	$87,828,590	$64,092,848	$64,616,001

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2018, 2017 or 2016.

The Company has a single reportable segment for purposes of segment reporting.

(11)	Non-controlling Interest

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

Optical Cable Corporation (OCC)

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2018, 2017 and 2016 consists of:

Fiscal year ended October 31, 2018	Current	Deferred	Total
U.S. Federal	$14,163	$(49,281)	$(35,118)
State	18,467	—	18,467
Totals	$32,630	$(49,281)	$(16,651)

Fiscal year ended October 31, 2017	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	(5,438)	—	(5,438)
Totals	$(5,438)	$—	$(5,438)

Fiscal year ended October 31, 2016	Current	Deferred	Total
U.S. Federal	$35,118	$—	$35,118
State	(29,219)	—	(29,219)
Totals	$5,899	$—	$5,899

Reported income tax expense for the years ended October 31, 2018, 2017 and 2016 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 23.17% in fiscal year 2018 and 34% in fiscal years 2017 and 2016 to income before income taxes as follows:

	Years ended October 31,
	2018	2017	2016
“Expected” income taxes (benefit)	$243,772	$(593,031)	$(610,332)
Increase (reduction) in income tax expense (benefit) resulting from:
Remeasurement of deferred taxes related to the Tax Act	1,272,517	—	—
State income taxes, net of federal benefit	2,641	(29,422)	(79,386)
Meals and Entertainment	24,661	32,119	29,783
Provision to return reconciliation adjustment	(57,118)	18,064	8,760
Other differences, net	964	4,503	12,084
Change in valulation allowance	(1,504,088)	562,329	644,990
Reported income tax expense (benefit)	$(16,651)	$(5,438)	$5,899

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, lowers the statutory federal corporate income tax rate from 35% to 21%. The reduction of the statutory federal corporate tax rate to 21% became effective on January 1, 2018. Because the Company’s fiscal year 2018 commenced on November 1, 2017, the annual statutory federal corporate tax rate applicable to fiscal year 2018 is a blended rate of 23.17%. Beginning in fiscal year 2019, the annual statutory federal corporate tax rate will be 21%.

As a result of the reduction in the federal corporate tax rate, the Company remeasured its net deferred tax assets and the corresponding valuation allowance in the first quarter of fiscal year 2018 which is the period that includes the enactment date of the Tax Act. The Company estimates the reduction in the value of its net deferred tax asset is approximately $1.3 million, which will be offset by the change in valuation allowance of $1.3 million. As of October 31, 2018, the Company has completed its analysis of the revaluation of its net deferred tax assets and there were no material changes to the discrete adjustment recognized in the first quarter of fiscal year 2018.

Optical Cable Corporation (OCC)

The Tax Act also repealed the corporate AMT for tax years beginning after December 31, 2017, and provides that existing AMT credit carryforwards are refundable in tax years beginning after December 31, 2017. The Company has recorded $49,281 of AMT credit carryforwards that are expected to be fully refunded between fiscal years 2019 and 2022. This amount is a deferred tax asset for which a valuation allowance is not necessary and is presented as income taxes refundable-noncurrent on the consolidated balance sheet as of October 31, 2018.

The Company continues to assess the impacts of the Tax Act on future fiscal years as well as analyze applicable information and data, and interpret any additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service and others.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2018 and 2017 are presented below:

	October 31,
	2018	2017
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$36,779	$71,085
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	780,446	1,088,631
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	472,641	114,713
Share-based compensation expense	474,163	265,027
Net operating loss carryforwards	528,939	2,099,195
AMT credit carryforwards	49,281	—
Other	59,219	118,119
Total gross deferred tax assets	2,401,468	3,756,770
Valuation allowance	(2,118,487)	(3,622,575)
Net deferred tax assets	282,981	134,195
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(231,672)	(130,626)
Other receivables, due to accrual for financial reporting purposes	(2,028)	(3,569)
Total gross deferred tax liabilities	(233,700)	(134,195)
Net deferred tax asset	$49,281	$—

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2018, $1,232,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028. Additionally, the Company has federal and state gross NOL carryforwards of $724,453 and $677,738, respectively; originating with fiscal years 2015 and 2016, and will not begin to expire until fiscal year 2031.

Optical Cable Corporation (OCC)

For the years ended October 31, 2018 and 2017, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $2,118,487 and $3,622,575, respectively, against net deferred tax assets existing as of October 31, 2018 and 2017.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

A reconciliation of the unrecognized tax benefits for fiscal years 2018 and 2017 follows:

	October 31,
	2018	2017
Unrecognized tax benefits balance at beginning of year	$65,549	$78,322
Gross decreases for tax positions of prior years	(7,708)	(12,773)
Gross increases for current year tax positions	2,306	—
Unrecognized tax benefits balance at end of year	$60,147	$65,549

During fiscal year 2018, the Company accrued interest of $5,635 and reduced accrued penalties by $1,927 related to unrecognized tax benefits. During fiscal year 2017, the Company reduced accrued interest and penalties by $4,633 and $3,194, respectively, related to unrecognized tax benefits. As of October 31, 2018 and 2017, the Company had approximately $40,469 and $36,761, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $41,520 and $36,336 as of October 31, 2018 and 2017, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2015 through October 31, 2017.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable to bank and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2018 and 2017. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Optical Cable Corporation (OCC)

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2018	2017	2016
Net income (loss) attributable to OCC (numerator)	$1,068,753	$(1,738,771)	$(1,778,822)
Shares (denominator)	7,593,435	6,546,862	6,443,162
Basic and diluted net income (loss) per share	$0.14	$(0.27)	$(0.28)

Nonvested shares which have been issued and are outstanding as of October 31, 2017 and October 31, 2016 totaling 743,865 and 646,887, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2017 and October 31, 2016 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

The Company, through plans approved by its Board of Directors and other programs, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2018	272	$1,557
2017	5,701	18,122
2016	14,225	40,150

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,694,387 shares of its common stock issued and outstanding at October 31, 2018.

The Company has a plan (the “Repurchase Plan”), approved by its Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding. When the Repurchase Plan was approved, the Company anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase, or plan expiration. As of October 31, 2018, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan, and it has made no specific determination whether and over what period these shares may be purchased.

Optical Cable Corporation (OCC)

The Company has repurchased outstanding common stock outside of the Repurchase Plan through an odd lot repurchase offer. During fiscal year 2018, OCC repurchased and retired a total of 272 shares for $1,557, outside of the Repurchase Plan.

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

Optical Cable Corporation (OCC)

(17)	New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that expands disclosure requirements and requires an entity to recognize revenue when promised goods or services are transferred to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”) which defers the effective date of the new revenue recognition standard by one year. Under ASU 2015-14, the new revenue recognition standard is effective for the Company beginning in fiscal year 2019. The FASB has also issued ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12, ASU 2016-20 and ASU 2017-14 all of which clarify certain implementation guidance within ASU 2014-09. The Company is currently evaluating the potential impact of the adoption of this guidance, but does not anticipate that the adoption will significantly change the timing or amount of revenue recognized. Therefore, the Company believes the adoption will be limited to expanded disclosures with no material impact on its results of operations, financial position and liquidity.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes to the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the provisions of ASU 2016-02 in order to determine the impact on its results of operations, financial position and liquidity and its related financial statement disclosures. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), Targeted Improvements, which provides an additional (and optional) transition method to adopt the new lease standard. Under the new transition method, an entity would initially apply the new lease requirements in the period of adoption and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption. The Company expects the adoption of this guidance may result in an increase to its long-term assets and liabilities on its consolidated balance sheet depending on the resulting impact of any decision by the Company to renew, extend or replace its two existing real estate leases, as the current leases expire; however, the Company does not expect the adoption to have a material impact on its results of operations, financial position and liquidity and its related financial statement disclosures.

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

Optical Cable Corporation (OCC)

In June 2018, the FASB issued Accounting Standards Update 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

In June 2018, the FASB issued Accounting Standards Update 2018-08, Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made (“ASU 2018-08”). ASU 2018-08 applies to entities that receive or make contributions, which primarily are not-for-profit entities but also affects business entities that make contributions. In the context of business entities that make contributions, the FASB clarified that a contribution is conditional if the arrangement includes both a barrier for the recipient to be entitled to the assets transferred and a right of return for the assets transferred (or a right of release of the business entity’s obligation to transfer assets). The recognition of contribution expense is deferred for conditional arrangements and is immediate for unconditional arrangements. ASU 2018-08 requires modified prospective transition to arrangements that have not been completed as of the effective date or that are entered into after the effective date, but full retrospective application to each period presented is permitted. ASU 2018-08 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, with early adoption permitted. The adoption of ASU 2018-08 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2018 and 2017:

	Quarter ended
Fiscal year ended October 31, 2018	January 31	April 30	July 31	October 31
Net sales	$17,551,040	$26,887,689	$23,116,584	$20,273,277
Gross profit	5,228,820	8,956,275	7,026,542	6,661,563
Selling, general & administrative expenses	5,557,693	7,400,779	6,370,244	6,802,240
Income (loss) before income taxes	(449,620)	1,406,570	455,813	(360,661)
Net income (loss)	(410,135)	1,390,865	438,353	(350,330)
Basic and diluted net income (loss) per share	$(0.06)	$0.18	$0.06	$(0.05)

	Quarter ended
Fiscal year ended October 31, 2017	January 31	April 30	July 31	October 31
Net sales	$14,606,252	$15,847,473	$16,432,243	$17,206,880
Gross profit	4,810,399	5,663,039	5,305,787	5,018,702
Selling, general & administrative expenses	5,192,648	5,898,502	5,426,018	5,451,589
Loss before income taxes	(636,367)	(231,270)	(281,065)	(595,507)
Net loss	(615,767)	(239,082)	(295,160)	(588,762)
Basic and diluted net loss per share	$(0.09)	$(0.04)	$(0.05)	$(0.09)

Optical Cable Corporation (OCC)

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the Company) as of October 31, 2018 and 2017, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brown, Edwards & Company, L.L.P.

We have served as the Company’s auditor since 2016.

1715 Pratt Drive, Suite 2700

Blacksburg, Virginia

December 19, 2018

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

Suite 2700

Blacksburg, VA 24060

Transfer Agent

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Form 10-K Report

Shareholders may obtain a copy of Optical Cable Corporation’s Form 10-K, including exhibits, as filed with the Securities and Exchange Commission from the SEC website at http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.occfiber.com/investor-relations/ under the tab “SEC Filings”.

Annual Meeting

The 2019 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 26, 2019, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 275 shareholders of record as of December 11, 2018. Additionally, there are approximately 1,000 beneficial owners as of December 11, 2018. On December 11, 2018, our common stock closed at a price of $3.86 per share.

Employees of the Company and members of the Board of Directors owned at least 38.2% of the shares outstanding as of October 31, 2018, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2018	High	Low
Fourth Quarter	$6.40	$3.40
Third Quarter	$4.15	$2.70
Second Quarter	$3.00	$2.30
First Quarter	$2.60	$2.20

	Range of Bid Prices
Fiscal year ended October 31, 2017	High	Low
Fourth Quarter	$2.75	$2.13
Third Quarter	$3.35	$2.30
Second Quarter	$3.70	$2.50
First Quarter	$3.80	$2.45

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

VISIT US AT OCCFIBER.COM

OCC ROANOKE, VA

Corporate Headquarters and Fiber Optic Cable Manufacturing Facility
5290 Concourse Drive
Roanoke, VA 24019 USA
540-265-0690 or 800-622-7711

OCC DALLAS, TX

Harsh Environment and Specialty Connectivity Manufacturing Facility
1700 Capital Avenue, Suite 150
Plano, TX 75074 USA
972-509-1500 or 877-509-1500

OCC ASHEVILLE, NC

Enterprise Connectivity Manufacturing Facility
33 Superior Way
Swannanoa, NC 28778 USA
828-298-2260 or 800-880-7674

CORPORATE HEADQUARTERS
5290 Concourse Drive | Roanoke, VA 24019 | USA
Phone +1-540-265-0690 | 800-622-7711
Fax: +1-540-265-0724