Form 10-K, Exhibit 13
period 2019-10-31
OPTICAL CABLE CORP
filed 2020-01-27
CIK 1000230

Exhibit 13.1

CONNECTIONS YOU CAN **COUNT ON.**®

OCC. STRONG. INNOVATIVE. COMMUNICATION SOLUTIONS.®

OCC's current product offering is cutting edge and ranks among the industry's most comprehensive suite to meet the full host of customer needs. We do what our competitors will not do and many times, we do it faster. With a robust quick ship program, we are there to solve problems quickly.

NOT JUST PRODUCTS. ANSWERS.™

As an industry leader, OCC delivers innovative solutions and products designed to be smarter than the most challenging situations and tougher than the harshest environments. Our customers count on us to ensure the highest transmission performance and for products tested beyond industry standards. That's why some of the world's top corporations, universities, hospitals, broadcasters, data centers, industrial facilities, and military operations worldwide choose OCC. For critical communication solutions, OCC provides **connections you can count on.**®

OCC®

OPTICAL CABLE CORPORATION

Annual Report

2019

3	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

22	Consolidated Financial Statements

26	Notes to Consolidated Financial Statements

44	Report of Independent Registered Public Accounting Firm

45	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

During fiscal year 2019, the OCC team again demonstrated its ability to adjust course in a challenging environment.

OCC achieved consolidated net sales of $71.3 million, reflecting the Company’s growth and strength in its core targeted markets (outside of the volatile wireless carrier market).

The OCC team also took aggressive action to address unintended throughput constraints and inefficiencies that occurred in fiscal year 2019—most significantly impacting the first quarter—resulting from production process changes made necessary by record demand for the Company’s products during fiscal year 2018.

Valuable Strengths and Operating Leverage

Optical Cable Corporation is uniquely positioned in the fiber optic and copper cabling and connectivity industry with core strengths and capabilities which are valuable assets.

For decades, OCC has used its core strengths and capabilities to grow sales and successfully compete against much larger competitors (often different competitors in OCC’s different targeted markets) by offering top-tier products and application solutions.

OCC’s core strengths and capabilities include:

●

OCC’s enviable market positions, brand recognition, as well as the loyalty and relationships with customers, decision makers, and end-users across a broad range of targeted markets—including the enterprise, industrial, mining, oil & gas, broadcast, military, and other harsh environment and specialty markets.

●	Our broad and diverse geographic footprint—OCC sells into approximately 50 countries every year.

●

OCC’s extensive industry experience and expertise. OCC’s engineering, sales and business development teams are well-respected for their product and application experience and expertise that enables OCC to create its portfolio of innovative, high performance products and associated intellectual property.

●	OCC’s wide range of fiber optic and copper cabling and connectivity products and solutions offerings—well-suited for the applications in our targeted markets.

●	Our extensive manufacturing capabilities and capacity.

OCC’s ability to create growth opportunities and to successfully compete against larger industry players in our targeted markets depends on our ability to maintain and build upon these core strengths and capabilities.

Many of the costs we incur to maintain and build our strengths and capabilities (plus other costs like our public company costs) are fixed. As OCC grows net sales, gross profit and profitability tend to increase at a faster rate than the rate of increase of net sales as fixed production costs and SG&A expenses remain relatively stable, but are spread over higher net sales levels—creating operating leverage for OCC.

Consequently, our top priority remains executing our business development, sales and marketing initiatives to accelerate sales growth, better realize economies of scale, and create shareholder value.

Optical Cable Corporation (OCC)

Making Progress in Core Targeted Markets

In fiscal year 2019, we faced a tough year-over-year consolidated net sales comparison. In fiscal year 2018, OCC achieved consolidated net sales of $87.8 million—the highest annual net sales in company history—with net sales growing 37.0%, driven by our specialty markets (particularly the wireless carrier market).

Historically, OCC’s net sales in the wireless carrier market have been volatile, with sales in the wireless carrier market generally about $4 million per year. OCC’s sales in the wireless carrier market exceeded $28 million in fiscal year 2018 and was almost $9 million in fiscal year 2019.

During fiscal year 2019, OCC achieved consolidated net sales of $71.3 million, with 5.7% growth in total net sales excluding the wireless carrier market—demonstrating OCC’s market strength and resilience in our core targeted markets. Our consolidated net sales were up 11.3% in fiscal year 2019, compared to $64.1 million in fiscal year 2017 before our record fiscal year 2018.

OCC Net Sales by Quarter (fiscal years 2016-2019)

(Excluding Wireless Carrier Market)

(in 000s)

Our sharp sales growth and production volume increases in fiscal year 2018 necessitated production process changes. OCC’s changes created some unintended throughput constraints and inefficiencies in fiscal year 2019 which led to net losses this year.

Improving Production Flexibility and Efficiency

OCC began a series of initiatives in fiscal year 2018 designed to create additional short- and long-term production flexibility in order to accommodate spikes in production volume and improve production capabilities at the Company’s Roanoke production facility.

These initiatives included restructuring production teams, cross-training, expanding our manufacturing workforce as well as implementing process and production scheduling changes—initiatives intended to increase production throughput and efficiency in order to meet increased product demand over the short- and long-term.

While some improvements were achieved, the initiatives also resulted in unintended throughput constraints and unexpected inefficiencies in OCC’s Roanoke production facility, significantly impacting gross profits—particularly in the first quarter of fiscal year 2019. We believe the challenges we encountered are analogous to those experienced by some other businesses during major system change initiatives—similar to an ERP implementation.

As a result, OCC experienced a “gut punch” in the first quarter of fiscal year 2019 with 58.4% of the net losses during fiscal year 2019 occurring in the first three months of the year.

Optical Cable Corporation (OCC)

We took aggressive actions to correct the impact of these unintended throughput constraints and inefficiencies, as well as reduce and control other costs. We made leadership changes, formed cross-functional teams to review and implement process and system corrections and improvements, and initiated personnel reductions with the goal of reducing costs and improving production efficiency and flexibility.

While turbulent and challenging, our efforts resulted in gross profit improvements and other SG&A expense reductions beginning in the second quarter of fiscal year 2019.

We expect additional cost savings to be realized in fiscal year 2020. Certain of our already implemented workforce-related cost reductions will begin to be fully realized in fiscal year 2020. We believe these actions will reduce net personnel costs by approximately $2 million per year beginning in fiscal year 2020.

In addition to the actions we have taken, we will continue to focus on executing our strategies to capture growth opportunities, while working with urgency to further enhance our production flexibility, throughput and efficiency, as well as further reduce other costs.

Looking Forward to Fiscal Year 2020

As we begin fiscal year 2020, we remain focused on driving top-line growth and realizing the benefit of operating leverage on OCC’s bottom line.

Our production improvement initiatives and corrective actions continue, focused on further enhancing the throughput and efficiency of our Roanoke production operations. And, our SG&A cost control efforts continue as well.

OCC’s balance sheet is strong with a current ratio of 2.2 to 1.0 (current assets to current liabilities), even with our bank revolver being classified as a current liability. We estimate the loan-to-value of our real estate on our $5.91 million in term loans to be less than 62% at October 31, 2019, and the loan-to-value of just our cash and accounts receivable (not including our inventory and other assets) on our $5.65 million bank revolver balance to be less than 52% at the end of fiscal year 2019.

Sales in the first quarter of fiscal year 2020 are slower than our typical seasonality. However, at this time we continue to expect total consolidated net sales in fiscal year 2020 to exceed fiscal year 2019.

Importantly, the interests of our Board of Directors and our employees are aligned with those of all OCC shareholders. Employees and members of the Board of Directors own approximately 35% of OCC’s outstanding common shares, with an additional total of approximately 12% owned by two financial strategic investors.

Our business is strong and we are excited about capitalizing on opportunities before us. We are also confident in our ability to continue meeting the evolving needs of our customers, installers, specifiers and end-users, including providing technical and application expertise.

I would like to thank our team of dedicated employees, who have worked tirelessly to overcome the challenges we experienced last year. I am deeply grateful for their hard work and contributions, and mindful that their efforts are essential to the success of our customers and OCC.

Thank you for your investment and trust in OCC!

Neil D. Wilkin, Jr. Chairman of the Board, President and Chief Executive Officer January 23, 2020

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military, and wireless carrier industry market sectors); economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sector, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from high volatility, timing of large sales orders, and high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, and any current or potential future military conflicts; changes in the level of military spending or other spending by the United States government, including, but not limited to reductions in government spending due to automatic budget cuts or sequestration; ability to recruit and retain key personnel; poor labor relations; the impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including, costs to limit such risks; the impact of data privacy laws and the General Data Protection Regulation and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly result in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with financial debt covenants with our lender; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; impact of weather or natural disasters in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from enterprise network, data center, residential, campus and Passive Optical LAN (“POL”) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market. Our products include fiber optic and copper cabling, hybrid cabling (which includes fiber optic and copper elements in a single cable), fiber optic and copper connectors, specialty fiber optic, copper and hybrid connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multimedia boxes, fiber optic reels and accessories and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

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

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina, and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2015 registered and MIL-STD-790G certified, primarily manufacture our enterprise connectivity products at our Asheville facility which is ISO 9001:2015 registered, and primarily manufacture our harsh environment and specialty connectivity products at our Dallas facility which is ISO 9001:2015 registered and MIL-STD-790G certified.

OCC designs, develops and manufactures fiber optic and hybrid cables for a broad range of enterprise, harsh environment, wireless carrier and other specialty markets and applications. We refer to these products as our fiber optic cable offering. OCC designs, develops and manufactures fiber and copper connectivity products for the enterprise market, including a broad range of enterprise and residential applications. We refer to these products as our enterprise connectivity product offering. OCC designs, develops and manufactures a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military, harsh environment and other specialty applications. We refer to these products as our harsh environment and specialty connectivity product offering.

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

OCC’s wholly owned subsidiary Centric Solutions LLC (“Centric Solutions”) provides cabling and connectivity solutions for the data center market. Centric Solutions’ business is located at OCC’s facility near Dallas, Texas.

Optical Cable Corporation™, OCC®, Procyon®, Superior Modular Products™, SMP Data Communications™, Applied Optical Systems™, Centric Solutions™ and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2019

●

Consolidated net sales for fiscal year 2019 were $71.3 million, compared to record setting consolidated net sales of $87.8 million for fiscal year 2018, as a result of a number of large orders from one domestic customer during fiscal year 2018 which did not recur at the same level during fiscal year 2019. Consolidated net sales to all other customers during fiscal year 2019 increased 5.7% compared to last year, excluding net sales from this one customer from both periods. By comparison, consolidated net sales for fiscal year 2017 were $64.1 million.

●

During fiscal year 2019, OCC experienced significant net losses—over 58% of which occurred in the first quarter of fiscal year 2019. The net losses primarily resulted from unintended throughput constraints and inefficiencies that we experienced in our Roanoke production facility impacting gross profits—particularly in the first quarter of the year. These throughput constraints and inefficiencies resulted from the expansion, training, and restructuring of our manufacturing workforce and from process changes during fiscal year 2018—initiatives intended to ultimately increase throughput and efficiency in order to meet increased product demand over the short- and long-term. During fiscal year 2019, we focused on cost control and correcting the impact of these unintended throughput constraints and inefficiencies that we experienced in our Roanoke facility—achieving improvements after the first quarter of fiscal year 2019.

Optical Cable Corporation (OCC)

●	Gross profit was $18.3 million for fiscal year 2019, compared to $27.9 million for fiscal year 2018, a decrease of 34.3%.

●	Gross profit margin (gross profit as a percentage of net sales) was 25.7% during fiscal year 2019, compared to 31.7% for fiscal year 2018.

●	SG&A expenses decreased 10.3% to $23.4 million during fiscal year 2019, compared to $26.1 million during fiscal year 2018.

●	Net loss was $5.7 million, or $0.77 per share, during fiscal year 2019, compared to net income of $1.1 million, or $0.14 per share, for fiscal year 2018.

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

Net sales consist of gross sales of products by the Company and its subsidiaries on a consolidated basis less discounts, refunds and returns. Revenue is recognized at the time product is transferred to the customer (including distributors) at an amount that reflects the consideration expected to be received in exchange for the product. Our customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale.

Cost of goods sold consists of the cost of materials, product warranty costs and compensation costs, and overhead and other costs related to our manufacturing operations. The largest percentage of costs included in cost of goods sold is attributable to costs of materials.

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix. To the extent not negatively impacted by product mix, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales. Hybrid cables (containing fiber and copper) with higher copper content tend to have lower gross profit margins.

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

Optical Cable Corporation (OCC)

Other expense, net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2019	2018	Change	2018	2017	Change
Net sales	$71,300,000	$87,800,000	(18.8)%	$87,800,000	$64,100,000	37.0%
Gross profit	18,300,000	27,900,000	(34.3)	27,900,000	20,800,000	34.0
SG&A expenses	23,400,000	26,100,000	(10.3)	26,100,000	22,000,000	18.9
Net income (loss)	(5,700,000)	1,100,000	(630.5)	1,100,000	(1,700,000)	161.5

Net Sales

Consolidated net sales for fiscal year 2019 were $71.3 million, a decrease of 18.8% compared to record net sales of $87.8 million for fiscal year 2018. We experienced a decrease in net sales in our enterprise and wireless carrier markets in fiscal year 2019 compared to last year, partially offset by increases in other specialty markets. The decrease in net sales when comparing the two years is primarily due to the recognition of net sales totaling, in the aggregate, approximately $28.6 million as the result of a number of large orders from one domestic customer in the wireless carrier market in fiscal year 2018 that did not recur at the same levels in fiscal year 2019. Net sales to this one customer totaled, in the aggregate, $8.7 million in fiscal year 2019, a decrease of $19.9 million compared to fiscal year 2018. Consolidated net sales to all other customers during fiscal year 2019 increased 5.7% compared to last year, excluding net sales from this one customer from both years.

OCC recorded the highest annual net sales in the Company’s history during fiscal year 2018. Consolidated net sales for fiscal year 2018 increased 37.0% to $87.8 million, compared to net sales of $64.1 million in fiscal year 2017. During fiscal year 2018, we experienced an increase in net sales in our specialty markets compared to fiscal year 2017, particularly in our wireless carrier and military markets. This increase in the specialty markets was partially offset by a decrease in net sales in our enterprise markets, which was impacted by production capacity constraints at our fiber optic cable production facility in Roanoke.

OCC’s increase in net sales during fiscal year 2018, when compared to fiscal year 2017, was driven primarily by significant orders from one customer with whom OCC has done business for a number of years in the wireless carrier market. Annual net sales to this customer have significantly fluctuated over the years—reaching an all-time high of $28.6 million during fiscal year 2018.

Net sales to customers outside of the United States were approximately 18%, 15% and 20% of total net sales for fiscal years 2019, 2018 and 2017, respectively. Net sales to customers in the United States decreased 22.2% during fiscal year 2019 compared to fiscal year 2018, and net sales to customers outside of the United States increased less than one percent.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year, as was the case in fiscal years 2019 and 2018, by the quarterly and annual volatility of orders received for the wireless carrier market, the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, particularly when excluding the volatility of sales in the wireless carrier market, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Optical Cable Corporation (OCC)

Gross Profit

Our gross profit was $18.3 million in fiscal year 2019, compared to gross profit of $27.9 million in fiscal year 2018, a decrease of 34.3%. Gross profit margin, or gross profit as a percentage of net sales, was 25.7% in fiscal year 2019 compared to 31.7% in fiscal year 2018.

During fiscal year 2019, OCC experienced significant reduction in gross profit margins, primarily as a result of unintended throughput constraints and inefficiencies that we experienced in our Roanoke production facility impacting gross profits—particularly in the first quarter of the year. These throughput constraints and inefficiencies resulted from the expansion, training, and restructuring of our manufacturing workforce and from process changes during fiscal year 2018—initiatives intended to ultimately increase throughput and efficiency in order to meet increased product demand over the short- and long-term. During fiscal year 2019, we focused on cost control and correcting the impact of these unintended throughput constraints and inefficiencies that we experienced in our Roanoke facility—achieving improvements after the first quarter of fiscal year 2019. Our efforts to control costs and correct unintended inefficiencies are ongoing, and we believe the benefits of some of the cost reductions and changes we have made, and continue to make, will be fully realized in fiscal year 2020.

Our gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales. Additionally, our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis, and this was another factor putting downward pressure on our gross profit margin during fiscal year 2019. Gross profit margin during fiscal year 2019 was also negatively impacted by increased employee related production costs and other costs, in addition to throughput constraints and inefficiencies experienced in our Roanoke facility.

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

Selling, General and Administrative Expenses

SG&A expenses decreased 10.3% to $23.4 million during fiscal year 2019, compared to $26.1 million for fiscal year 2018. SG&A expenses as a percentage of net sales were 32.9% in fiscal year 2019, compared to 29.8% in fiscal year 2018.

The decrease in SG&A expenses during fiscal year 2019 compared to last year was primarily the result of decreases in employee related SG&A costs totaling $2.3 million. The decrease in employee related costs was primarily the result of decreases in employee incentives totaling $1.4 million and decreases in share-based compensation expense totaling $1.3 million due to the financial results in fiscal year 2019 when compared to fiscal year 2018.

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

Optical Cable Corporation (OCC)

The increase in SG&A expenses during fiscal year 2018 compared to fiscal year 2017 was primarily the result of increases in employee related costs totaling $4.0 million; including an increase in employee incentives and commissions totaling $2.5 million due to increased net sales and the improved financial results during fiscal year 2018, and an increase in share-based compensation expense totaling $1.4 million as a result of the expected vesting of previously granted long-term, performance-based equity grants. The share-based compensation expense increase was the result of the number of shares of restricted stock estimated to vest on January 31, 2019, based on operational performance measures. The determination of the number of shares expected to vest on January 31, 2019 was impacted by our improved financial performance in fiscal year 2018 compared to fiscal year 2017.

Royalty Income (Expense), Net

We recognized royalty income, net of royalty and related expenses, totaling $7,000 during fiscal year 2019, compared to $33,000 during fiscal year 2018.

We recognized royalty income, net of royalty and related expenses, totaling $33,000 during fiscal year 2018, compared to royalty expense, net of royalty income totaling $120,000 during fiscal year 2017. The change when comparing fiscal year 2018 to fiscal year 2017 was due to the expiration of a patent in the fourth quarter of fiscal year 2017 that was previously licensed by OCC from a third party for product sold by OCC.

Amortization of Intangible Assets

We recognized $39,000 of amortization expense, associated with intangible assets, during fiscal year 2019, compared to $35,000 during fiscal year 2018 and $26,000 during fiscal year 2017.

Other Expense, Net

We recognized other expense, net of $513,000 in fiscal year 2019 compared to $688,000 in fiscal year 2018. Other expense, net for fiscal year 2019 is comprised of: interest expense totaling $521,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facility, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period. The decrease in other expense, net during fiscal year 2019 compared to fiscal year 2018 was primarily due to decreased interest expense resulting from reduced borrowings on our revolving credit facilities, including our Special Project Revolver used for working capital needs necessitated by the 37.0% increase in net sales during fiscal year 2018 and which was paid in full in July 2018 and not in place during fiscal year 2019.

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

Income (Loss) Before Income Taxes

We reported a loss before income taxes of $5.7 million for fiscal year 2019 compared to income before income taxes of $1.1 million for fiscal year 2018. This change was primarily due to the decrease in gross profit of $9.6 million, partially offset by the decrease in SG&A expenses of $2.7 million in fiscal year 2019 compared to fiscal year 2018.

Optical Cable Corporation (OCC)

We reported income before income taxes of $1.1 million for fiscal year 2018 compared to a loss before income taxes of $1.7 million for fiscal year 2017. This change was primarily due to the increase in gross profit of $7.1 million, partially offset by the increase in SG&A expenses of $4.2 million in fiscal year 2018, compared to fiscal year 2017.

Income Tax Benefit

Income tax benefit totaled $6,000 for fiscal year 2019 compared to $17,000 for fiscal year 2018. Our effective tax rate for fiscal year 2019 was less than one percent, compared to negative 1.6% for fiscal year 2018.

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

If we generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the removal of any valuation allowance against our net deferred tax asset is appropriate, then during the period in which such determination is made, we will recognize the non-cash benefit of such removal of the valuation allowance in income tax expense on our consolidated statement of operations, which will increase net income and will also increase the net deferred tax asset on our consolidated balance sheet. If we do not generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the reduction or removal of any valuation allowance against our net deferred tax asset is appropriate, then no such non-cash benefit would be realized. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets.

See also “Critical Accounting Policies” below and Note 12 to the Consolidated Financial Statements.

Net Income (Loss)

Net loss for fiscal year 2019 was $5.7 million compared to net income of $1.1 million for fiscal year 2018. This change was primarily due to the increase in loss before income taxes of $6.7 million in fiscal year 2019, compared to fiscal year 2018.

Net income for fiscal year 2018 was $1.1 million compared to a net loss of $1.7 million for fiscal year 2017. This change was due primarily to the increase in income before income taxes of $2.8 million in fiscal year 2018, compared to fiscal year 2017.

Optical Cable Corporation (OCC)

Financial Condition

Total assets decreased $3.0 million, or 6.9%, to $40.1 million at October 31, 2019, from $43.1 million at October 31, 2018. This decrease is primarily due to a $2.5 million decrease in trade accounts receivable, net partially offset by a $621,000 increase in inventories. The decrease in accounts receivable, net largely resulted from the decrease in net sales in the fourth quarter of fiscal year 2019 when compared to the fourth quarter of fiscal year 2018. Inventories increased largely as a result of the replenishment of stock inventory to more optimal levels and the timing of certain raw material purchases.

Total liabilities increased $2.6 million, or 15.8%, to $18.9 million at October 31, 2019, from $16.3 million at October 31, 2018. The increase in total liabilities was primarily due to an increase in accounts payable and accrued expenses totaling $2.2 million, primarily resulting from purchases of raw materials and the timing of certain vendor payments, and an increase in note payable to bank under our revolving credit facility due to net borrowings of $2.7 million, partially offset by a decrease in accrued compensation and payroll taxes totaling $1.7 million.

Total shareholders’ equity at October 31, 2019 decreased $5.6 million, or 20.8%, during fiscal year 2019. The decrease resulted primarily from a net loss of $5.7 million.

Liquidity and Capital Resources

Our primary capital needs during fiscal year 2019 have been to fund working capital requirements and to make principal payments on long-term debt and our notes payable to bank. Our primary source of capital for these purposes has been existing cash, borrowings under our revolving credit facility and cash provided by operations. As of October 31, 2019 and 2018, we had an outstanding loan balance under our revolving credit facility totaling $5.7 million and $3.0 million, respectively. As of October 31, 2019 and 2018, we had outstanding loan balances, excluding our revolving credit facility, totaling $5.9 million and $6.4 million, respectively.

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

Our cash totaled $537,000 and $177,000 as of October 31, 2019 and 2018, respectively. For the year ended October 31, 2019, net cash provided by financing activities of $1.2 million was partially offset by net cash used in operating activities of $284,000 and capital expenditures totaling $488,000.

On October 31, 2019, we had working capital of $15.8 million, compared to $24.0 million as of October 31, 2018. The ratio of current assets to current liabilities as of October 31, 2019, was 2.2 to 1 compared to 4.4 to 1 as of October 31, 2018. The decrease in working capital and in the current ratio was primarily due to the $5.7 million reclassification of the balance on our Revolver, due to its June 30, 2020 maturity date. Also contributing to the decrease in working capital was the $2.5 million decrease in trade accounts receivable, net and the net increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes of $477,000, partially offset by the $621,000 increase in inventories.

Net Cash

Net cash used in operating activities was $284,000 in fiscal year 2019 compared to net cash provided by operating activities of $3.2 million in fiscal year 2018 and net cash used in operating activities of $687,000 in fiscal year 2017.

Optical Cable Corporation (OCC)

Net cash used in operating activities during fiscal year 2019 primarily resulted from an increase in inventories totaling $621,000 and a decrease in accrued compensation and payroll taxes totaling $1.7 million, partially offset by a decrease in the cash flow impact of decreases in trade accounts receivable, net totaling $2.4 million and certain adjustments to reconcile a net loss of $5.7 million to net cash used in operating activities including depreciation and amortization of $1.7 million and share-based compensation expense of $981,000. Additionally, the cash flow impact of increases in accounts payable and accrued expense totaling $2.3 million further contributed to offset net cash used in operating activities.

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

Net cash used in investing activities totaled $550,000 in fiscal year 2019 compared to $734,000 in fiscal year 2018 and $584,000 in fiscal year 2017. Net cash used in investing activities during fiscal years 2019, 2018 and 2017 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash provided by financing activities totaled $1.2 million in fiscal year 2019 compared to net cash used in financing activities totaling $3.2 million in fiscal year 2018 and net cash provided by financing activities totaling $283,000 in fiscal year 2017.

Net cash provided by financing activities in fiscal year 2019 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, totaling $2.7 million, partially offset by payroll taxes withheld and remitted totaling $943,000 related to the vesting of restricted stock, and principal payments on long-term debt totaling $511,000. Net cash used in financing activities in fiscal year 2018 resulted primarily from repayments on our notes payable to our bank under our lines of credit, net of advances, totaling $2.7 million and principle payments on long-term debt totaling $251,000. Net cash provided by financing activities in fiscal year 2017 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, totaling $700,000, partially offset by principal payments on long-term debt totaling $276,000.

We have a plan (the “Repurchase Plan”), approved by our Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding. When the Repurchase Plan was approved, we had anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase, or plan expiration. As of October 31, 2019, we had 398,400 shares remaining to purchase under this Repurchase Plan, and we have made no specific determination whether and over what period these shares may or may not be purchased. At this time, we have no plans to repurchase and retire any additional shares under the Repurchase Plan; however, this is subject to change at any time.

We have repurchased outstanding common stock outside of the Repurchase Plan through an odd lot repurchase offer. During fiscal year 2019, we repurchased and retired a total of 351 shares for $1,573, outside of the Repurchase Plan.

Optical Cable Corporation (OCC)

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

On April 30, 2019, we entered into a Sixth Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The Sixth Loan Modification Agreement extended the maturity date of the Revolver to June 30, 2020.

On September 11, 2019, we entered into a Seventh Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. Pursuant to the Seventh Loan Modification Agreement we agreed to (i) reduce the total aggregate amount of funds available for lending under the Credit Agreement from $7.0 million to $6.5 million; (ii) reduce the aggregate outstanding balance under the Credit Agreement by $500,000 on or before November 29, 2019 by reducing the outstanding principal balances on each of the term loans by $250,000; and (iii) an interest rate on advances under the Revolver of prime lending rate plus 0.25%, effective September 10, 2019. In exchange for this consideration, the current ratio financial covenant was suspended for the fiscal quarter ended July 31, 2019.

On January 22, 2020, subsequent to our fiscal year end, we entered into an Eighth Loan Modification Agreement (the “Agreement”) with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The purpose of the Agreement was to (i) reduce the aggregate outstanding balance under the Credit Agreement by $200,000 on or before April 15, 2020 by reducing the outstanding principal balances on the term loans; (ii) provide that all outstanding and future advances under the Revolver accrue interest at an interest rate of prime lending rate plus 0.50%, effective January 22, 2020, (iii) suspend the current ratio financial covenant for the fiscal quarter ended October 31, 2019, (iv) suspend the fixed charge coverage ratio for the fiscal year ended October 31, 2019, and (v) provide that we engage in good faith to negotiate a letter of intent or similar expression of interest to refinance the Revolver by March 31, 2020 and enter into a financing commitment letter, similar equity commitment or combination thereof relating to the financing by May 1, 2020 with closing planned on or before June 30, 2020.

All other terms and conditions of the Credit Agreement remain unaltered and in effect.

The Revolver is secured by a perfected first lien security interest on all assets, including but not limited to, accounts, as-extracted collateral, chattel paper, commodity accounts, commodity contracts, deposit accounts, documents, equipment, fixtures, furniture, general intangibles, goods, instruments, inventory, investment property, letter of credit rights, payment intangibles, promissory notes, software and general tangible and intangible assets owned now or later acquired. The Revolver is also cross-collateralized with our real property.

The terms of our credit facilities with Pinnacle require us to comply, on an annual basis, with specific financial covenants including a fixed charge coverage ratio. We are required to maintain a fixed charge coverage ratio of not less than 1.25 to 1.0. The ratio is calculated by dividing adjusted EBITDA, as defined in the loan agreements, by the sum of annual debt service, as defined in the loan agreements, and income taxes paid. We were not in compliance with the fixed charge coverage ratio covenant at October 31, 2019.

Optical Cable Corporation (OCC)

Additionally, the terms of our credit facilities with Pinnacle require us to comply, on a quarterly basis, with two other financial covenants including a current ratio and a total liabilities to tangible net worth ratio. Except as modified relative to the quarters ended July 31, 2019 and October 31, 2019, we are required to have a current ratio of not less than 3.0 to 1.0, measured at the end of each quarter. The ratio is calculated by dividing current assets by current liabilities. Our Revolver is scheduled to mature on June 30, 2020, and therefore the $5.7 million of outstanding borrowings on the Revolver has been classified as a current liability as of October 31, 2019. As of October 31, 2019, we had a current ratio of 2.2 to 1.0. Had the maturity date of the Revolver been greater than one year from October 31, 2019, the $5.7 million of outstanding borrowings on the Revolver would have been classified as note payable to bank – noncurrent and we would have been in compliance with the current ratio.

We are required to have a total liabilities to tangible net worth ratio of not more than 0.95 to 1.0, measured at the end of each quarter. The ratio is calculated by dividing total liabilities, as defined in the loan agreements, by tangible net worth, as defined in the loan agreements. As of October 31, 2019, our total liabilities to tangible net worth ratio was 0.92 to 1.0 and we were in compliance with this total liabilities to tangible net worth ratio covenant under our credit facilities.

As of October 31, 2019, we had $5.7 million of outstanding borrowings on our Revolving Loan and $850,000 in available credit. As of October 31, 2018, we had $3.0 million of outstanding borrowings on our Revolving Loan and $4.0 million in available credit.

Pinnacle Bank has indicated their interest in OCC securing an alternative source of financing to replace the Revolving Loan that OCC has with Pinnacle Bank, which is set to expire on June 30, 2020. We are in the process of seeking alternative financing sources for our Revolving Loan and, at this time, we believe we will be able to secure alternative financing for our Revolving Loan on or before June 30, 2020.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2019. During our 2019 fiscal year budgeting process, we included an estimate for capital expenditures of $2.5 million for the year. We incurred capital expenditures totaling $488,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2019.

During our 2020 fiscal year budgeting process, we included an estimate for capital expenditures of $1.5 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our credit facility, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2019. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

Future Cash Flow Considerations

We believe that our cash flow from operations, our cash on hand and our existing credit facilities or any additional credit facilities we may originate or additional equity financing we may raise will be adequate to fund our operations for at least the next twelve months.

Optical Cable Corporation (OCC)

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the years ended October 31, 2019, 2018 and 2017.

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

Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2019 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases. The FASB has subsequently issued amendments to the initial guidance under ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, “Topic 842”). Topic 842 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, Topic 842 provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures in the notes to the financial statements. Topic 842 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. We expect the adoption of this guidance will result in an increase of approximately $1.1 million to both our long-term assets and liabilities on our consolidated balance sheet due to the Company’s decision to extend one of our two existing real estate leases; however, we do not expect the adoption to have a material impact on our results of operations, liquidity and our related financial statement disclosures.

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

Optical Cable Corporation (OCC)

In July 2019, the FASB issued Accounting Standards Update 2019-07, Codification Updates to SEC Sections - Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10532, Disclosure Update and Simplification, and Nos. 33-10231 and 33-10442, Investment Company Reporting Modernization and Miscellaneous Updates (SEC Update) (“ASU 2019-07”). ASU 2019-07 clarifies or improves the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations, thereby eliminating redundancies and making the codification easier to apply. We do not expect the disclosure and presentation amendments included in ASU 2019-07, which are to be applied prospectively, to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2019.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets
October 31, 2019 and 2018

	October 31,
	2019	2018
Assets
Current assets:
Cash	$537,330	$177,413
Trade accounts receivable, net of allowance for doubtful accounts of $99,562 in 2019 and $64,242 in 2018	10,347,597	12,832,890
Income taxes refundable - current	25,004	—
Other receivables	69,727	61,951
Inventories	18,095,627	17,474,755
Prepaid expenses and other assets	304,713	500,021
Total current assets	29,379,998	31,047,030
Property and equipment, net	10,010,223	11,204,639
Income taxes refundable - noncurrent	25,003	49,281
Intangible assets, net	659,280	635,035
Other assets, net	32,430	162,475
Total assets	$40,106,934	$43,098,460
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$738,955	$260,954
Note payable to bank - current	5,650,000	—
Accounts payable and accrued expenses	5,459,352	3,256,153
Accrued compensation and payroll taxes	1,763,338	3,489,070
Income taxes payable	15,382	21,666
Total current liabilities	13,627,027	7,027,843
Note payable to bank - noncurrent	—	3,000,000
Long-term debt, excluding current installments	5,169,668	6,158,630
Other noncurrent liabilities	71,339	101,150
Total liabilities	18,868,034	16,287,623
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,458,981 shares in 2019 and 7,694,387 shares in 2018	13,853,334	13,816,140
Retained earnings	7,385,566	12,994,697
Total shareholders’ equity	21,238,900	26,810,837
Commitments and contingencies
Total liabilities and shareholders’ equity	$40,106,934	$43,098,460

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2019, 2018 and 2017

	Years Ended October 31,
	2019	2018	2017
Net sales	$71,324,446	$87,828,590	$64,092,848
Cost of goods sold	53,019,699	59,955,390	43,294,921
Gross profit	18,304,747	27,873,200	20,797,927
Selling, general and administrative expenses	23,434,360	26,130,956	21,968,757
Royalty (income) expense, net	(6,510)	(32,898)	120,478
Amortization of intangible assets	38,598	34,768	25,704
Income (loss) from operations	(5,161,701)	1,740,374	(1,317,012)
Other expense, net:
Interest expense	(521,142)	(608,417)	(523,035)
Other, net	7,717	(79,855)	95,838
Other expense, net	(513,425)	(688,272)	(427,197)
Income (loss) before income taxes	(5,675,126)	1,052,102	(1,744,209)
Income tax expense (benefit)	(5,805)	(16,651)	(5,438)
Net income (loss)	$(5,669,321)	$1,068,753	$(1,738,771)
Net income (loss) per share - basic and diluted	$(0.77)	$0.14	$(0.27)

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2019, 2018 and 2017

				Total
	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2016	7,081,159	$11,080,595	$13,684,394	$24,764,989
Share-based compensation, net	240,147	681,426	—	681,426
Repurchase and retirement of common stock (at cost)	(5,701)	—	(18,122)	(18,122)
Net loss	—	—	(1,738,771)	(1,738,771)
Balances at October 31, 2017	7,315,605	$11,762,021	$11,927,501	$23,689,522
Share-based compensation, net	379,054	2,054,119	—	2,054,119
Repurchase and retirement of common stock (at cost)	(272)	—	(1,557)	(1,557)
Net income	—	—	1,068,753	1,068,753
Balances at October 31, 2018	7,694,387	$13,816,140	$12,994,697	$26,810,837
Adoption of accounting standard ASC 606	—	—	61,763	61,763
Share-based compensation, net	(235,055)	37,194	—	37,194
Repurchase and retirement of common stock (at cost)	(351)	—	(1,573)	(1,573)
Net loss	—	—	(5,669,321)	(5,669,321)
Balances at October 31, 2019	7,458,981	13,853,334	7,385,566	21,238,900

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2019, 2018 and 2017

	Years ended October 31,
	2019	2018	2017
Cash flows from operating activities:
Net income (loss)	$(5,669,321)	$1,068,753	$(1,738,771)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	1,720,562	1,817,597	1,675,519
Bad debt expense (recovery)	60,381	(18,455)	21,569
Share-based compensation expense	980,549	2,224,620	787,100
Loss on sale of property and equipment	2,058	56,710	103,145
(Increase) decrease in:
Trade accounts receivable	2,424,912	(3,873,895)	(45,864)
Other receivables	(7,776)	10,147	(1,270)
Income taxes refundable	(726)	(49,281)	—
Inventories	(620,872)	(693,306)	(1,757,483)
Prepaid expenses and other assets	243,778	(81,899)	13,658
Other assets	21,473	—	—
Increase (decrease) in:
Accounts payable and accrued expenses	2,323,012	622,444	(78,129)
Accrued compensation and payroll taxes	(1,725,732)	2,148,321	160,877
Income taxes payable	(6,284)	6,516	(453)
Other noncurrent liabilities	(29,811)	(32,024)	173,031
Net cash provided by (used in) operating activities	(283,797)	3,206,248	(687,071)
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(487,554)	(688,856)	(508,909)
Investment in intangible assets	(62,843)	(45,539)	(74,958)
Net cash used in investing activities	(550,397)	(734,395)	(583,867)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	(943,355)	(170,501)	(105,674)
Proceeds from note payable to bank	2,850,000	9,550,000	1,550,000
Principal payments on long-term debt and note payable to bank	(710,961)	(12,500,749)	(1,125,661)
Payments for financing costs	—	(62,802)	(17,500)
Repurchase of common stock	(1,573)	(1,557)	(18,122)
Net cash provided by (used in) financing activities	1,194,111	(3,185,609)	283,043
Net increase (decrease) in cash	359,917	(713,756)	(987,895)
Cash at beginning of year	177,413	891,169	1,879,064
Cash at end of year	$537,330	$177,413	$891,169
Supplemental disclosure of cash flow information:
Cash payments for interest	$515,995	$503,899	$452,918
Income taxes paid, net of refunds	$30,483	$27,808	$15,613
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$—	$118,203	$45,901

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

 Notes to Consolidated Financial Statements

Years ended October 31, 2019, 2018 and 2017

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (the non-carrier markets), offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include designs for uses ranging from enterprise network, data center, residential, campus and Passive Optical LAN (“POL”) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market.

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2019, the Company had bank deposits in excess of the insured limit totaling $127,000. As of October 31, 2018 the Company did not have bank deposits in excess of the insured limit.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2019 and 2018, the Company had no cash equivalents.

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

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using both straight-line and declining balance methods over the estimated useful lives of the assets. Estimated useful lives are thirty to thirty-nine years for buildings and three to fifteen years for building improvements, machinery and equipment and furniture and fixtures. Also see note 4.

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

The Company recognizes revenue at the time product is transferred to the customer (including distributors) at an amount that reflects the consideration expected to be received in exchange for the product. Customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale. Also see note 11.

The Company recognizes royalty income (if any), net of related expenses, on an accrual basis and estimates royalty income earned based on historical experience.

Optical Cable Corporation (OCC)

(i)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $2.1 million, $2.2 million and $1.9 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2019, 2018 and 2017, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.2 million for the fiscal year ended October 31, 2019 and approximately $1.3 million for the fiscal years ended October 31, 2018 and 2017 and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $196,000, $250,000 and $313,000 for the fiscal years ended October 31, 2019, 2018 and 2017, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2019, 2018 and 2017 follows:

	Years ended October 31,
	2019	2018	2017
Balance at beginning of year	$64,242	$87,446	$74,266
Bad debt expense (recovery)	60,381	(18,455)	21,569
Losses charged to allowance	(25,061)	(4,749)	(8,389)
Balance at end of year	$99,562	$64,242	$87,446

Optical Cable Corporation (OCC)

(3)	Inventories

Inventories as of October 31, 2019 and 2018 consist of the following:

	October 31,
	2019	2018
Finished goods	$5,845,973	$5,454,629
Work in process	3,321,216	3,877,670
Raw materials	8,632,230	7,871,145
Production supplies	296,208	271,311
Total	$18,095,627	$17,474,755

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2019 and 2018 consists of the following:

	October 31,
	2019	2018
Land and land improvements	$3,148,834	$3,148,834
Building and improvements	8,245,585	8,244,384
Machinery and equipment	27,474,099	27,312,627
Furniture and fixtures	904,256	902,633
Construction in progress	254,471	225,759
Total property and equipment, at cost	40,027,245	39,834,237
Less accumulated amortization and depreciation	(30,017,022)	(28,629,598)
Property and equipment, net	$10,010,223	$11,204,639

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $38,598, $34,768 and $25,704 for the years ended October 31, 2019, 2018 and 2017, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be $40,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2019 was $645,701 and $135,393, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2018 was $596,457 and $96,795, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2019 and 2018, the Company’s accrual for estimated product warranty claims totaled $120,000 and $180,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2019, 2018 and 2017 totaled $158,426, $219,190 and $281,523, respectively.

Optical Cable Corporation (OCC)

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2019 and 2018:

	Years ended October 31,
	2019	2018
Balance at beginning of year	$180,000	$180,000
Liabilities accrued for warranties issued during the year	161,815	266,258
Warranty claims paid during the period	(218,426)	(219,190)
Changes in liability for pre-existing warranties during the year	(3,389)	(47,068)
Balance at end of year	$120,000	$180,000

(7)	Long-term Debt and Note Payable to Bank

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a Revolving Credit Note and related agreements (collectively, the “Revolver”).

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

Long-term debt as of October 31, 2019 and 2018 consists of the following:

	October 31,
	2019	2018
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $31,812, including interest (at 3.95%), with final payment of $3,644,211 due May 1, 2024	$4,580,173	$4,774,252
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $10,963, including interest (at 3.95%), with final payment of $1,255,850 due May 1, 2024	1,328,450	1,645,332
Total long-term debt	5,908,623	6,419,584
Less current installments	738,955	260,954
Long-term debt, excluding current installments	$5,169,668	$6,158,630

On April 30, 2019, the Company entered into a Sixth Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The Sixth Loan Modification Agreement extended the maturity date of the Revolver to June 30, 2020.

On September 11, 2019, OCC entered into a Seventh Loan Modification Agreement with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. Pursuant to the Seventh Loan Modification Agreement, the Company agreed to (i) reduce the total aggregate amount of funds available for lending under the Credit Agreement from $7.0 million to $6.5 million; (ii) reduce the aggregate outstanding balance under the Credit Agreement by $500,000 on or before November 29, 2019 by reducing the outstanding principal balances on each of the term loans by $250,000; and (iii) an interest rate on advances under the Revolver of prime lending rate plus 0.25%, effective September 10, 2019. In exchange for this consideration, the current ratio financial covenant was suspended for the fiscal quarter ended July 31, 2019.

Optical Cable Corporation (OCC)

On January 22, 2020, subsequent to the Company’s fiscal year end, OCC entered into an Eighth Loan Modification Agreement (the “Agreement”) with Pinnacle to modify the Credit Agreement dated April 26, 2016 entered into between the Company and Pinnacle and the term loans dated April 26, 2016. The purpose of the Agreement was to (i) reduce the aggregate outstanding balance under the Credit Agreement by $200,000 on or before April 15, 2020 by reducing the outstanding principal balances on the term loans; (ii) provide that all outstanding and future advances under the Revolver accrue interest at an interest rate of prime lending rate plus 0.50%, effective January 22, 2020, (iii) suspend the current ratio financial covenant for the fiscal quarter ended October 31, 2019, (iv) suspend the fixed charge coverage ratio for the fiscal year ended October 31, 2019, and (v) provide that OCC engage in good faith to negotiate a letter of intent or similar expression of interest to refinance the Revolver by March 31, 2020 and enter into a financing commitment letter, similar equity commitment or combination thereof relating to the financing by May 1, 2020 with closing planned on or before June 30, 2020.

All other terms and conditions of the Credit Agreement remain unaltered and in effect.

The Revolver is secured by a perfected first lien security interest on all assets, including but not limited to, accounts, as-extracted collateral, chattel paper, commodity accounts, commodity contracts, deposit accounts, documents, equipment, fixtures, furniture, general intangibles, goods, instruments, inventory, investment property, letter of credit rights, payment intangibles, promissory notes, software and general tangible and intangible assets owned now or later acquired. The Revolver is also cross-collateralized with the Company’s real property.

The terms of OCC’s credit facilities with Pinnacle require the Company to comply, on an annual basis, with specific financial covenants including a fixed charge coverage ratio. The Company is required to maintain a fixed charge coverage ratio of not less than 1.25 to 1.0. The ratio is calculated by dividing adjusted EBITDA, as defined in the loan agreements, by the sum of annual debt service, as defined in the loan agreements, and income taxes paid. As of October 31, 2019, the Company had a fixed charge coverage ratio of negative 3.0 to 1.0 and was, therefore, not in compliance with the fixed charge coverage ratio.

Additionally, the terms of OCC’s credit facilities with Pinnacle require the Company to comply, on a quarterly basis, with two other financial covenants. Except as modified relative to the quarters ended July 31, 2019 and October 31, 2019, the Company is required to maintain a current ratio of not less than 3.0 to 1.0. The ratio is calculated by dividing current assets by current liabilities. The Company’s Revolver is scheduled to mature on June 30, 2020, and therefore the $5.7 million of outstanding borrowings on the Revolver has been classified as a current liability as of October 31, 2019. As of October 31, 2019, the Company had a current ratio of 2.2 to 1.0 and was, therefore, not in compliance with the current ratio. Had the maturity date of the Revolver been greater than one year from October 31, 2019, the $5.7 million of outstanding borrowings on the Revolver would have been classified as note payable to bank – noncurrent, and the Company would have been in compliance with the current ratio.

The Company is required to have a total liabilities to tangible net worth ratio of not more than 0.95 to 1.0, measured at the end of each quarter. The ratio is calculated by dividing total liabilities, as defined in the loan agreements, by tangible net worth, as defined in the loan agreements. As of October 31, 2019, the total liabilities to tangible net worth ratio was 0.92 to 1.0 and the Company was in compliance with this total liabilities to tangible net worth ratio covenant under the credit facilities.

As of October 31, 2019 the Company had $5.7 million of outstanding borrowings on its Revolving Loan and $850,000 in available credit. As of October 31, 2018, the Company had $3.0 million of outstanding borrowings on its Revolving Loan and $4.0 million in available credit.

Optical Cable Corporation (OCC)

The aggregate maturities of long-term debt for each of the five years subsequent to October 31, 2019 are: $6,388,954 in fiscal year 2020, $303,783 in fiscal year 2021, $316,175 in fiscal year 2022, $329,072 in fiscal year 2023 and $4,220,639 in fiscal year 2024.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term runs through November 30, 2019. Subsequent to the Company’s fiscal year end, the lease term was extended through November 30, 2024. The minimum rent payments, including rent holidays, are recognized on a straight-line basis over the term of the lease.

The Company entered into an operating lease agreement in April 2015 for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term was for twelve months and terminated on April 30, 2016. The Company exercised all four (4) one year options to renew the lease extending the lease term to April 30, 2020. The rent payments are recognized on a straight-line basis over the extended term of the lease.

As of October 31, 2019, the Company does not have any future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year. However, based on the execution, subsequent to October 31, 2019, of an extension of the operating lease agreement for the Plano, Texas location, the Company expects to have future minimum lease payments as follows: $214,487 in fiscal year 2020, $239,884 in fiscal year 2021, $246,481 in fiscal year 2022, $253,259 in fiscal year 2023, $260,224 in fiscal year 2024, and $21,734 thereafter.

Total rent expense associated with the operating leases for the fiscal years ended October 31, 2019, 2018 and 2017 was $403,097, $422,102 and $403,178, respectively.

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2019, 2018 and 2017, total expense of $3,549,189, $3,479,447 and $3,360,633, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $68,467, $68,502 and $52,524 for the years ended October 31, 2019, 2018 and 2017, respectively.

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

In March 2017, the Company’s shareholders approved the Optical Cable Corporation 2017 Stock Incentive Plan (the “2017 Plan”) that was recommended for approval by the Company’s Board of Directors. The 2017 Plan reserved 500,000 new common shares of the Company for issuance under the 2017 Plan and succeeds and replaces the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2011 Plan”). As of October 31, 2019, there were approximately 441,000 remaining shares available for grant under the 2017 Plan.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2019, 2018 and 2017 was $980,549, $2,224,620 and $787,100, respectively.

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees, subject to approval by the Compensation Committee of the Board of Directors. The restricted stock awards granted under the 2017 Plan vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited. No restricted stock awards were granted to employees during fiscal year 2019.

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

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2019, and changes during the year ended October 31, 2019, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2018	1,027,702	$3.13
Granted	30,360	4.69
Vested	(912,841)	3.18
Forfeited	(4,745)	2.54
Balance at October 31, 2019	140,476	$3.04

As of October 31, 2019, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 1.2 year weighted-average period is approximately $340,000.

During the fiscal year ended October 31, 2019, 2018 and 2017, stock awards to non-employee Directors under the 2017 Plan totaling 30,360 shares, 35,810 shares and 31,380 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period. The Company recorded compensation expense for shares granted to non-employee Directors totaling $124,838, $96,407 and $53,084 during the years ended October 31, 2019, 2018 and 2017, respectively.

Optical Cable Corporation (OCC)

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2019 and 2018 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2019, 14.9% and 12.2%, or approximately $10.6 million and $8.7 million, of consolidated net sales were attributable to two customers. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2019. As of October 31, 2019, the same two customers had outstanding balances payable to the Company totaling 9.6% and 5.7%, respectively, of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2019, 2018 and 2017, approximately 82%, 85% and 80%, respectively, of net sales were from customers in the United States, while approximately 18%, 15% and 20%, respectively, were from customers outside of the United States.

The Company has a single reportable segment for purposes of segment reporting.

(11)	Revenue Recognition

Effective November 1, 2018, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, (“ASC 606”) using the modified retrospective transition method applied to contracts that were not completed as of November 1, 2018. Results for reporting periods beginning after November 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the accounting standards in effect for those periods. The results of adopting ASC 606 did not have a material impact on the Company's results of operations, financial position or liquidity. Upon adoption, the Company recorded a cumulative adjustment to the opening balance of retained earnings which resulted in an increase of $61,763 due to the recognition of an asset for the right to recover the costs of products estimated to be returned as of November 1, 2018.

Optical Cable Corporation (OCC)

Under the new guidance, revenues consist of product sales that are recognized at a specific point in time under the core principle of recognizing revenue when control transfers to the customer. The Company considers customer purchase orders, governed by master sales agreements or the Company’s standard terms and conditions, to be the contract with the customer. For each contract, the promise to transfer the control of the products, each of which is individually distinct, is considered to be the identified performance obligation. The Company evaluates each customer’s credit risk when determining whether to accept a contract.

In determining transaction prices, the Company evaluates whether fixed order prices are subject to adjustment to determine the net consideration to which the Company expects to be entitled. Contracts do not include financing components, as payment terms are generally due 30 to 90 days after shipment. Taxes assessed by governmental authorities and collected from the customer including, but not limited to, sales and use taxes and value-added taxes, are not included in the transaction price and are not included in net sales.

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms. Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product. This liability was $19,850 as of October 31, 2019 and $123,979 as of November 1, 2018.

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products. The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability. The Company’s refund liability was $273,512 as of October 31, 2019 and $298,577 as of November 1, 2018.

The Company offers standard product warranty coverage which provides assurance that its products will conform to contractually agreed-upon specifications for a limited period from the date of shipment. Separately-priced warranty coverage is not offered. The warranty claim is generally limited to a credit equal to the purchase price or a promise to repair or replace the product for a specified period of time at no additional charge.

The Company incurs sales commissions to acquire customer contracts that are directly attributable to the contracts. The commissions are expensed as selling expenses during the period that the related products are transferred to customers.

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2019, 2018 and 2017:

	Years ended October 31,
	2019	2018	2017
United States	$58,207,966	$74,778,141	$51,558,474
Outside the United States	13,116,480	13,050,449	12,534,374
Total net sales	$71,324,446	$87,828,590	$64,092,848

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2019, 2018 or 2017.

Optical Cable Corporation (OCC)

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2019, 2018 and 2017 consists of:

Fiscal year ended October 31, 2019	Current	Deferred	Total
U.S. Federal	$726	$(726)	$—
State	(5,805)	—	(5,805)
Totals	$(5,079)	$(726)	$(5,805)

Fiscal year ended October 31, 2018	Current	Deferred	Total
U.S. Federal	$14,163	$(49,281)	$(35,118)
State	18,467	—	18,467
Totals	$32,630	$(49,281)	$(16,651)

Fiscal year ended October 31, 2017	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	(5,438)	—	(5,438)
Totals	$(5,438)	$—	$(5,438)

Reported income tax expense for the years ended October 31, 2019, 2018 and 2017 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal year 2019, 23.17% in fiscal year 2018 and 34% in fiscal year 2017 to income before income taxes as follows:

	Years ended October 31,
	2019	2018	2017
“Expected” income taxes (benefit)	$(1,191,776)	$243,772	$(593,031)
Increase (reduction) in income tax expense (benefit) resulting from:
Remeasurement of deferred taxes related to the Tax Act	—	1,272,517	—
State income taxes, net of federal benefit	(12,875)	2,641	(29,422)
Meals and Entertainment	17,999	24,661	32,119
Provision to return reconciliation adjustment	6,400	(57,118)	18,064
Excess tax benefits related to share-based compensation	(90,603)	—	—
Non-deductible officers' compensation	31,456	—	—
Other differences, net	3,434	964	4,503
Change in valulation allowance	1,230,160	(1,504,088)	562,329
Reported income tax benefit	$(5,805)	$(16,651)	$(5,438)

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, lowers the statutory federal corporate income tax rate from 35% to 21%. The reduction of the statutory federal corporate tax rate to 21% became effective on January 1, 2018. Because the Company’s fiscal year 2018 commenced on November 1, 2017, the annual statutory federal corporate tax rate applicable to fiscal year 2018 was a blended rate of 23.17%. Beginning in fiscal year 2019, the annual statutory federal corporate tax rate is 21%.

The Tax Act also repealed the corporate AMT for tax years beginning after December 31, 2017, and provides that existing AMT credit carryforwards are refundable in tax years beginning after December 31, 2017. The Company has recorded $50,007 of AMT credit carryforwards that are expected to be fully refunded between fiscal years 2019 and 2022. This amount is a deferred tax asset for which a valuation allowance is not necessary and is presented as income taxes refundable-current of $25,004 and income taxes refundable-noncurrent of $25,003 on the consolidated balance sheet as of October 31, 2019.

Optical Cable Corporation (OCC)

The Company continues to assess the impacts of the Tax Act on future fiscal years as well as analyze applicable information and data, and interpret any additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service and others.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2019 and 2018 are presented below:

	October 31,
	2019	2018
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$54,370	$36,779
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	769,871	780,446
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	111,677	472,641
Share-based compensation expense	20,410	474,163
Net operating loss carryforwards	2,374,774	528,939
AMT credit carryforwards	50,007	49,281
Other	175,580	59,219
Total gross deferred tax assets	3,556,689	2,401,468
Valuation allowance	(3,348,645)	(2,118,487)
Net deferred tax assets	208,044	282,981
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(155,461)	(231,672)
Other receivables, due to accrual for financial reporting purposes	(2,576)	(2,028)
Total gross deferred tax liabilities	(158,037)	(233,700)
Net deferred tax asset	$50,007	$49,281

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2019, $1,232,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028. Additionally, the Company has federal and state gross NOL carryforwards of $9,186,886 and $2,002,211, respectively, originating with certain fiscal years from 2015 through 2019, and will not begin to expire until fiscal year 2031.

For the fiscal years ended October 31, 2019 and 2018, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $3,348,645 and $2,118,487, respectively, against net deferred tax assets existing as of October 31, 2019 and 2018.

Optical Cable Corporation (OCC)

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

A reconciliation of the unrecognized tax benefits for fiscal years 2019 and 2018 follows:

	October 31,
	2019	2018
Unrecognized tax benefits balance at beginning of year	$60,147	$65,549
Gross decreases for tax positions of prior years	(11,206)	(7,708)
Gross increases for current year tax positions	—	2,306
Unrecognized tax benefits balance at end of year	$48,941	$60,147

During fiscal year 2019, the Company reduced accrued interest and penalties by $15,847 and $2,225, respectively, related to unrecognized tax benefits. During fiscal year 2018, the Company accrued interest of $5,635 and reduced accrued penalties by $1,927 related to unrecognized tax benefits. As of October 31, 2019 and 2018, the Company had approximately $22,397 and $40,469, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $36,530 and $41,520 as of October 31, 2019 and 2018, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2016 through October 31, 2018.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, income taxes refundable-current, other receivables, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable to bank and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2019 and 2018. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2019	2018	2017
Net income (loss) (numerator)	$(5,669,321)	$1,068,753	$(1,738,771)
Shares (denominator)	7,387,141	7,593,435	6,546,862
Basic and diluted net income (loss) per share	$(0.77)	$0.14	$(0.27)

Nonvested shares which have been issued and are outstanding as of October 31, 2019 and October 31, 2017 totaling 127,750 and 743,865, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2019 and October 31, 2017 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

The Company, through plans approved by its Board of Directors and other programs, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2019	351	$1,573
2018	272	1,557
2017	5,701	18,122

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,458,981 shares of its common stock issued and outstanding at October 31, 2019.

The Company has a plan (the “Repurchase Plan”), approved by its Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding. When the Repurchase Plan was approved, the Company anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase, or plan expiration. As of October 31, 2019, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan, and it has made no specific determination whether and over what period these shares may or may not be purchased.

The Company has repurchased outstanding common stock outside of the Repurchase Plan through an odd lot repurchase offer. During fiscal year 2019, OCC repurchased and retired a total of 351 shares for $1,573, outside of the Repurchase Plan.

Optical Cable Corporation (OCC)

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

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases. The FASB has subsequently issued amendments to the initial guidance under ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, “Topic 842”). Topic 842 requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, Topic 842 provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures in the notes to the financial statements. Topic 842 is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company expects the adoption of this guidance will result in an increase of $1,088,719 to both its long-term assets and liabilities on its consolidated balance sheet due to the Company’s decision to extend one of its two existing real estate leases; however, the Company does not expect the adoption to have a material impact on its results of operations, liquidity and its related financial statement disclosures.

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

In July 2019, the FASB issued Accounting Standards Update 2019-07, Codification Updates to SEC Sections - Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10532, Disclosure Update and Simplification, and Nos. 33-10231 and 33-10442, Investment Company Reporting Modernization and Miscellaneous Updates (SEC Update) (“ASU 2019-07”). ASU 2019-07 clarifies or improves the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations, thereby eliminating redundancies and making the codification easier to apply. The Company does not expect the disclosure and presentation amendments included in ASU 2019-07, which are to be applied prospectively, to have a material impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2019 and 2018:

	Quarter ended
Fiscal year ended October 31, 2019	January 31	April 30	July 31	October 31
Net sales	$16,750,668	$18,957,175	$17,367,068	$18,249,535
Gross profit	3,562,559	5,309,134	4,491,454	4,941,600
Selling, general & administrative expenses	6,773,645	5,776,814	5,418,438	5,465,463
Loss before income taxes	(3,337,441)	(612,185)	(1,072,435)	(653,065)
Net loss	(3,310,020)	(617,425)	(1,085,294)	(656,582)
Basic and diluted net loss per share	$(0.44)	$(0.08)	$(0.15)	$(0.09)

	Quarter ended
Fiscal year ended October 31, 2018	January 31	April 30	July 31	October 31
Net sales	$17,551,040	$26,887,689	$23,116,584	$20,273,277
Gross profit	5,228,820	8,956,275	7,026,542	6,661,563
Selling, general & administrative expenses	5,557,693	7,400,779	6,370,244	6,802,240
Income (loss) before income taxes	(449,620)	1,406,570	455,813	(360,661)
Net income (loss)	(410,135)	1,390,865	438,353	(350,330)
Basic and diluted net income (loss) per share	$(0.06)	$0.18	$0.06	$(0.05)

Optical Cable Corporation (OCC)

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the Company) as of October 31, 2019 and 2018, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

319 McClanahan Street, S.W.

Roanoke, Virginia

January 27, 2020

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

Annual Meeting

The 2020 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 31, 2020, at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately 260 shareholders of record as of January 17, 2020. Additionally, there are approximately 1,000 beneficial owners as of January 17, 2020. On January 17, 2020, our common stock closed at a price of $3.57 per share.

Employees of the Company and members of the Board of Directors owned at least 34.9% of the shares outstanding as of October 31, 2019, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2019	High	Low
Fourth Quarter	$4.02	$2.80
Third Quarter	$4.95	$3.42
Second Quarter	$6.16	$3.20
First Quarter	$5.35	$3.28

	Range of Bid Prices
Fiscal year ended October 31, 2018	High	Low
Fourth Quarter	$6.40	$3.40
Third Quarter	$4.15	$2.70
Second Quarter	$3.00	$2.30
First Quarter	$2.60	$2.20

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

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and
Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer
and Corporate Secretary

Board of Directors of Optical Cable Corporation

Neil D. Wilkin, Jr., Chairman	Chairman of the Board, President
and Chief Executive Officer
Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	President and Founder
Holland Technical Services

John A. Nygren	Retired, former President
ChemTreat, Inc.

Craig H. Weber	Retired, former Chief Executive Officer
Home Care Delivered, Inc.

John B. Williamson, III	Chairman of the Board
RGC Resources, Inc. and
Roanoke Gas Company

Optical Cable Corporation (OCC)

OCC®

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