Form 10-K, Exhibit 13
period 2020-10-31
OPTICAL CABLE CORP
filed 2020-12-21
CIK 1000230

Exhibit 13.1

FORM 10-K

KEEPING YOU CONNECTED.™

OCC. STRONG. INNOVATIVE. COMMUNICATION SOLUTIONS.®

OCC's current product offering is cutting edge and ranks among the industry's most comprehensive suite to meet the full host of customer needs. We do things our competitors are unwilling to do or are unable to do. And, we are faster! With our robust quick ship program, we are there to solve your problems quickly.

UNRIVALED INTEGRATED SOLUTIONS.™

As an industry leader, OCC delivers innovative solutions and products designed to be smarter than the most challenging situations and tougher than the harshest environments. Our customers count on us to ensure the highest transmission performance and for products tested beyond industry standards. That's why top corporations, universities, hospitals, broadcasters, data centers, industrial facilities, wireless carriers, and military operations worldwide choose OCC.

OCC®

OPTICAL CABLE CORPORATION

Annual Report

2020

3	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

23	Consolidated Financial Statements

27	Notes to Consolidated Financial Statements

45	Report of Independent Registered Public Accounting Firm

46	Corporate Information

1	Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)	2

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

Faced with significant headwinds in 2020, the OCC team demonstrated strength and resiliency, focusing on what we could control to drive cost reductions, efficiency improvements and enhanced production throughput, particularly at our Roanoke production facility. While this past year was challenging, the actions we took to mitigate the impact of COVID-19, strengthen our financial position, serve customers and protect the business have OCC positioned to grow and build on our strong market positioning as we anticipate business conditions normalizing in the year ahead.

The COVID-19 Pandemic

We have all heard the “un-” words this past year. Words extensively used, and overused, to describe the COVID-19 pandemic and its impact on economies and families. Words like: unprecedented, uncertain, unchartered, unusual and unimaginable, to name a few.

Despite the significant and persistent disruption and challenges caused by the COVID-19 pandemic, the negative impact on OCC’s results in fiscal year 2020, and the more than justifiable reasons to use them, I did not hear those words used by the OCC team. Rather, the OCC team demonstrated strength, dedication, flexibility, and creative problem-solving—in their words, attitude and actions. We have maintained our regular work schedule at all three of our manufacturing facilities during fiscal year 2020, consistent with directives by the U.S. Department of Defense and the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency.

Throughout the pandemic, our first priority has been to protect OCC team members. We implemented safety programs and protocols at each of our facilities as well as travel and visitor restrictions to mitigate the spread of the virus consistent with U.S. federal and state directives.

I am incredibly grateful for the OCC team and their dedication and tireless efforts throughout this past year. It was the team’s perseverance and hard work that enabled OCC to provide the uninterrupted supply of our mission-critical products and solutions to our customers and end-users, including our country’s military and those on the front line against COVID-19, like healthcare facilities and hospitals, test centers and laboratories.

My sincere thank you to the OCC team and their families!

Preserving, Strengthening and Moving Forward

The COVID-19 pandemic impacted OCC’s revenues, production and operations, and finances in fiscal year 2020. Net sales for fiscal year 2020 were down 22.5% compared to fiscal year 2019, as the COVID-19 pandemic negatively impacted most of our markets—some more than others. Our specialty markets were most significantly impacted—with net sales declining 30.0% compared to the prior year. Net sales in our enterprise markets decreased 11.4% in fiscal year 2020, compared to the prior year. Additionally, larger projects were most affected as customers and end-users delayed major expenditures, while OCC’s sales, business development and marketing initiatives helped mitigate the impact on other orders.

3	Optical Cable Corporation (OCC)

While fiscal year 2020 was challenging, we took proactive and aggressive actions to mitigate the impacts of the pandemic and position OCC for future growth and value creation:

●

We implemented manufacturing improvements. We preserved the significant improvements to manufacturing throughput, efficiency and flexibility (specifically in our Roanoke facility) achieved as a result of our production process and operating improvement initiatives begun during fiscal year 2019. We also continue to execute on new initiatives to further improve manufacturing throughput and efficiency.

During each of the second, third and fourth quarters of fiscal year 2020, we delivered gross profit margins (gross profit as a percentage of net sales) between 25.5% and 30.3% (the latter achieved in the fourth quarter).

●

We took action to reduce costs and operate efficiently. While we took steps to preserve jobs and protect employees, we reduced headcount and implemented other cost saving initiatives that contributed to the decrease in SG&A expenses by 17.9% or $4.2 million when compared to fiscal year 2019.

●

We fortified our financial position. In a successful effort to strengthen our financial position and flexibility, we entered a new revolving credit facility for the Company’s working capital needs in July 2020. We also closed on a $5.0 million Small Business Administration Payroll Protection Program loan in April 2020, which enabled us to maintain employee headcount levels and service critical infrastructure customers, while avoiding the need to significantly curtail our operational readiness.

●

We moved ahead with new and existing strategic initiatives designed to capture growth opportunities and increase revenues in our targeted markets as the pandemic wanes. We made significant progress with a number of sales, business development, and marketing initiatives, which we believe will contribute to improved revenue post-pandemic. Initiatives included enhanced processes and sales tools, marketing initiatives, and strategic changes in personnel. We believe these efforts will positively impact OCC’s future revenue growth.

Given our actions in each of these areas during fiscal year 2020, we are confident that OCC is well-positioned for the future.

Capitalizing on our Strengths and Operating Leverage

Optical Cable Corporation remains uniquely positioned in the fiber optic and copper cabling and connectivity industry with differentiated core strengths and capabilities that enable OCC to successfully compete against much larger competitors (often different competitors in OCC’s different targeted markets) by offering top-tier products and application solutions.

OCC’s core strengths and capabilities include:

●

Enviable market positions, brand recognition, as well as the loyalty and relationships with customers, decision makers, and end-users across a broad range of targeted markets—including the enterprise, industrial, mining, oil & gas, broadcast, military, and other harsh environment and specialty markets.

●	Our broad and diverse geographic footprint—OCC sells into approximately 50 countries every year.

Optical Cable Corporation (OCC)	4

●

Extensive industry experience and expertise. OCC’s engineering, sales and business development teams are well-respected for their product and application experience and expertise that enables OCC to create its portfolio of innovative, high performance products and associated intellectual property.

●	Our wide range of fiber optic and copper cabling and connectivity products and solutions offerings—well suited for the applications in our targeted markets.

●	Our extensive manufacturing capabilities and capacity.

Many of the costs we incur to maintain and build upon our strengths and capabilities (plus other costs like our public company costs) are fixed. As a result, as OCC grows net sales, gross profit and profitability tend to increase at a faster rate than the rate of increase of net sales. This is because fixed production costs and SG&A expenses remain relatively stable, but are spread over higher net sales levels—creating operating leverage for OCC. Similarly, when revenues decline, gross profit and profitability tend to decrease at a faster rate.

Looking Forward to Fiscal Year 2021

As we begin fiscal year 2021, we anticipate a return to normalcy on the horizon with the impact of the pandemic on the global economy and our markets receding, hopefully later this year. And, as it does, we believe we will see greater revenue opportunities, with an expectation that our various target markets may improve at different rates.

But, this is not a time to wait, rather an opportunity to take actions to strengthen, improve, and control what we can control. We will continue aggressively executing our strategic initiatives to best position OCC to take advantage of recoveries in our targeted markets as they occur.

Initiatives to achieve top-line sales growth continue to be our highest priority—using OCC’s operating leverage to benefit our bottom line. And, our production improvement initiatives are intended to build on our accomplishments to date in order to further enhance the throughput and efficiency of our manufacturing operations. Moreover, our other cost control efforts continue as well, including a focus on SG&A expenses.

Our strategy is designed to enable us to operate as efficiently as possible in the current business environment, while continuing to provide the exceptional service our customers have come to expect, and positioning OCC to deliver long-term shareholder value.

We appreciate the opportunity to meet the evolving needs of our customers, installers, specifiers and end-users—and are proud to provide OCC’s top-tier solutions, products, application and technical expertise.

We believe our business is resilient, strong and well-positioned in our markets, and as we begin this new fiscal year, we are excited about capitalizing on the opportunities before us and on greater opportunities as markets improve.

Thank you for your investment and continued trust in OCC! Be safe!

Neil D. Wilkin, Jr.

Chairman of the Board,

President and Chief Executive Officer

December 21, 2020

5	Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military, and wireless carrier industry market sectors); economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sector, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from: (i) high volatility within various geographic markets, within targeted markets and industries, for certain types of products, and/or with certain customers (whether related to the market generally or to specific customers’ business in particular), (ii) timing of large sales orders, and (iii) high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, any current or potential future military conflicts, and acts of civil unrest; changes in the level of military spending or other spending by the United States government, including, but not limited to reductions in government spending due to automatic budget cuts or sequestration; ability to recruit and retain key personnel; poor labor relations; the impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including costs to limit such risks; the impact of data privacy laws and the General Data Protection Regulation and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; the impact of the Patient Protection and Affordable Care Act of 2010, the Health Care and Education Reconciliation Act of 2010, and any revisions to those acts that apply to us and the related legislation and regulation associated with those acts, which directly or indirectly result in increases to our costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with covenants with our lenders; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; impact of failing to receive forgiveness of all or substantially all of the principal balance of the Small Business Administration Payroll Protection Program Loan we received in connection with the COVID-19 pandemic; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; impact of weather, natural disasters and/or epidemic or pandemic diseases (such as COVID-19) in the areas of the world in which we operate, market our products and/or acquire raw materials; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

Optical Cable Corporation (OCC)	6

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

Overview of COVID-19 Effects

Our results of operations are affected by economic conditions, including macroeconomic conditions and levels of business and consumer confidence. The COVID-19 pandemic has had a significant impact on businesses and individuals in the United States and globally. Actions taken to limit the spread of the disease have resulted in an unprecedented disruption of normal activities as businesses have been forced to shut down or operate on a limited basis. Additionally, the COVID-19 pandemic has increased the level of volatility and uncertainty globally and has created economic disruption.

OCC continues to operate during the COVID-19 pandemic because our workforce is classified a “Defense Industrial Base Essential Critical Infrastructure Workforce” under guidelines from the U.S. Department of Defense and an “Essential Critical Infrastructure Workforce” under guidelines by the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency (“CISA”).

7	Optical Cable Corporation (OCC)

While continuing to operate, we have been significantly and negatively impacted by the COVID-19 pandemic: revenues in our markets, production volumes and operations, and access to capital have all been negatively impacted. OCC also incurred additional costs in connection with employee safety initiatives and programs, and experienced some minor disruptions in its supply chain as well as delays in cash receipts from customers.

As of October 31, 2020, our facilities continue to operate at reduced production levels with personnel levels somewhat lower than those prior to the COVID-19 pandemic.

OCC made a number of changes to business operations in response to the COVID-19 pandemic, including: severely limiting business travel and face-to-face meetings, having a portion of its non-manufacturing employees work remotely, and implementing strict social distancing, symptom self-assessments, sanitation, and mask protocols within its facilities. We believe we are following or exceeding all Centers for Disease Control and Prevention (“CDC”) and public officials’ guidelines as such guidelines have changed from time to time during the pandemic. We continue to take precautionary measures, make contingency plans and improve our response to the developing situation. We have assembled a team charged with overseeing our efforts to ensure the health and safety of all employees while continuing to supply product to our customers. That team constantly monitors the latest CDC, Federal, state and other regulatory guidance, works to secure personal protective equipment, finds new ways to help mitigate risk, and identifies opportunities for us to exceed recommendations.

We have implemented preventative or protective actions at our facilities, our corporate headquarters and with field sales personnel. In order to mitigate the spread of the SARS-CoV-2 coronavirus, we have instructed our employees to practice social distancing, perform symptom self-assessments, practice appropriate sanitation, and wear protective face masks—both at OCC and away from OCC. Efforts for social distancing include working from home, where possible, revising our production processes to allow for compliance with our social distancing efforts, suspending or limiting air and other travel, and utilizing technologies to allow employees to effectively perform their functions remotely. Face masks have been distributed to employees across all of our facilities and handwashing and sanitizing are being encouraged by providing sufficient supplies for that purpose. Disinfecting supplies are being provided for high-touch items and areas across work facilities.

The extent to which the COVID-19 pandemic will affect OCC in the future will depend on ongoing developments, which are highly uncertain and cannot be reasonably predicted, including, but not limited to, the duration and severity of the outbreak, the timing and extent of restrictions on businesses and individuals, the timing of recovery in certain of OCC’s markets, any resurgences of the virus, as well as a variety of other unknowable factors. The longer COVID-19 persists, the greater the potential negative financial effects on OCC.

Since we cannot predict the duration or scope of the pandemic, we cannot fully anticipate or reasonably estimate all the ways in which the current global health crisis and financial market conditions could adversely impact our business in the future.

Net sales for fiscal year 2020 were negatively impacted and this trend could continue until the pandemic subsides and macroeconomics, particularly in the United States, return to pre-COVID-19 levels. At this time, it is uncertain how long the pandemic and its impact on our net sales will continue, but it is likely that we will see additional impacts into fiscal year 2021. As the impact of COVID-19 evolves, we will continue to evaluate our financial position and liquidity needs in light of future developments.

Optical Cable Corporation (OCC)	8

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

9	Optical Cable Corporation (OCC)

Optical Cable Corporation™, OCC®, Procyon®, Superior Modular Products™, SMP Data Communications™, Applied Optical Systems™, Centric Solutions™ and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2020

●

The COVID-19 pandemic negatively impacted the global economy during 2020 and significantly impacted OCC as well. OCC continued to maintain our normal work schedule and workforce (to the greatest extent possible) at all three of our manufacturing facilities during fiscal year 2020, consistent with directives by the U.S. Department of Defense and by the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency (CISA), which classify OCC’s operations as a “Defense Industrial Base Essential Critical Infrastructure Workforce” and an “Essential Critical Infrastructure Workforce”, respectively.

●

Consolidated net sales for fiscal year 2020 were $55.3 million, down 22.5% compared to consolidated net sales of $71.3 million for fiscal year 2019, as sales were negatively impacted due to the COVID-19 pandemic. While net sales for both our enterprise markets and our specialty markets were negatively impacted by the pandemic during fiscal year 2020, our specialty markets were most significantly impacted—with net sales declining 30.0% compared to the prior year. Net sales in our enterprise markets decreased 11.4% in fiscal year 2020, compared to the prior year.

●

Gross profit was $14.1 million for fiscal year 2020, compared to $18.3 million for fiscal year 2019, a decrease of 23.0%. During the fourth quarter of fiscal year 2020, gross profit sequentially increased 21.3% to $4.2 million compared to the third quarter of fiscal year 2020.

●

Gross profit margin (gross profit as a percentage of net sales) was 25.5% during fiscal year 2020, compared to 25.7% for fiscal year 2019. Gross profit margin sequentially increased to 30.3% during the fourth quarter of fiscal year 2020, compared to 25.5% during the third quarter of fiscal year 2020.

●

SG&A expenses decreased 17.9% to $19.2 million during fiscal year 2020, compared to $23.4 million during fiscal year 2019. SG&A expenses sequentially decreased 5.4% to $4.3 million during the fourth quarter of fiscal year 2020, compared to the third quarter of fiscal year 2020.

●	Net loss was $6.1 million, or $0.83 per share, during fiscal year 2020, compared to $5.7 million, or $0.77 per share, for fiscal year 2019.

●

During our fourth quarter of fiscal year 2020, we recorded a net loss of $406,000, compared to a net loss of $657,000 for the same period last year, despite $4.4 million lower consolidated net sales. This improvement demonstrates our flexibility and resilience as we implemented cost cutting measures, including personnel reductions in June 2020, while improving manufacturing processes and effectiveness even at lower production volumes. .

●

On April 15, 2020, we closed on a $5.0 million Small Business Administration Payroll Protection Program loan (the “PPP Loan”) made necessary by the significant negative impact on our sales and operations that was occurring, and was expected to continue to occur, as a result of the COVID-19 pandemic. But for this PPP Loan, OCC would have been forced to dramatically reduce the number of our employees and significantly curtail our operational readiness and ability to service critical infrastructure customers, including the U.S. military to whom our net sales increased during fiscal year 2020. All proceeds of the PPP Loan were used for permitted expenses, primarily payroll expenses, and consistent with current Small Business Administration guidelines, at this time, we believe this PPP Loan ultimately will be fully forgiven.

Optical Cable Corporation (OCC)	10

●

On July 24, 2020, our $6.5 million revolving credit facility with Pinnacle Bank was terminated, and was refinanced with a new revolving credit facility with North Mill Capital LLC (“North Mill”), providing for our working capital needs.

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

Other income (expense), net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations.

11	Optical Cable Corporation (OCC)

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2020	2019	Change	2019	2018	Change
Net sales	$55,300,000	$71,300,000	(22.5)%	$71,300,000	$87,800,000	(18.8)%
Gross profit	14,100,000	18,300,000	(23.0)	18,300,000	27,900,000	(34.3)
SG&A expenses	19,200,000	23,400,000	(17.9)	23,400,000	26,100,000	(10.3)
Net loss	(6,100,000)	(5,700,000)	8.0	(5,700,000)	1,100,000	(630.5)

Net Sales

Consolidated net sales for fiscal year 2020 were $55.3 million, a decrease of 22.5% compared to net sales of $71.3 million for fiscal year 2019. We experienced a decrease in net sales in both our enterprise and specialty markets, including the wireless carrier market, in fiscal year 2020 compared to fiscal year 2019. Our net sales during fiscal year 2020 were negatively impacted by the COVID-19 pandemic as certain businesses limited operations and/or reduced or delayed product purchases. While net sales for both our enterprise markets and our specialty markets were negatively impacted by the pandemic during fiscal year 2020, our specialty markets were most significantly impacted—with net sales declining 30.0% compared to the prior year. Net sales in our enterprise markets decreased 11.4% in fiscal year 2020, compared to fiscal year 2019.

During the fourth quarter of fiscal year 2020, net sales sequentially increased 1.8% to $13.9 million compared to $13.6 million during the third quarter of fiscal year 2020.

We experienced a decrease in net sales in the wireless carrier and enterprise markets in fiscal year 2019 compared to fiscal year 2018, partially offset by increases in other specialty markets. The decrease in net sales when comparing the two years is primarily due to the recognition of net sales totaling, in the aggregate, approximately $28.6 million as the result of a number of large orders from one domestic customer in the wireless carrier market in fiscal year 2018 that did not recur at the same levels in fiscal year 2019. Net sales to this one customer totaled, in the aggregate, $8.7 million in fiscal year 2019, a decrease of $19.9 million compared to fiscal year 2018. Consolidated net sales to all other customers during fiscal year 2019 increased 5.7% compared to last year, excluding net sales from this one customer from both years.

Net sales to customers outside of the United States were approximately 19%, 18% and 15% of total net sales for fiscal years 2020, 2019 and 2018, respectively. Net sales to customers in the United States decreased 23.3% during fiscal year 2020 compared to fiscal year 2019, and net sales to customers outside of the United States decreased 19.1%.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, and excluding other volatility, we would normally expect 48% of total net sales to occur during the first half of a fiscal year and 52% of total net sales to occur during the second half of a fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year, as was the case in fiscal years 2019 and 2018, by the quarterly and annual volatility of orders received for the wireless carrier market, the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users, and macroeconomic conditions. Along these same lines, we believe our seasonality pattern in fiscal year 2020 was impacted by the COVID-19 pandemic, resulting in significantly lower total net sales for all of fiscal year 2020, and no typically anticipated seasonal increase in total net sales during the second half of the fiscal year. Consequently, while we believe seasonality may be a factor that impacts our quarterly net sales results, particularly when excluding the volatility of sales in the wireless carrier market, we are not able to reliably predict net sales based on seasonality because these other factors can also substantially impact our net sales patterns during the year.

Optical Cable Corporation (OCC)	12

Gross Profit

Gross profit was $14.1 million in fiscal year 2020, compared to gross profit of $18.3 million in fiscal year 2019, a decrease of 23.0%, as a result of lower sales volumes caused by the COVID-19 pandemic.

Gross profit margin, or gross profit as a percentage of net sales, was 25.5% in fiscal year 2020 compared to 25.7% in fiscal year 2019, as the impact of manufacturing process and efficiency improvement initiatives during fiscal year 2019 which were anticipated to positively impact gross profit margins during fiscal year 2020, were offset as fixed production costs were spread over lower sales volumes in fiscal year 2020.

Our gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales. This operating leverage, which is beneficial at higher sales levels, was the primary factor putting downward pressure on our gross profit margin during fiscal year 2020, as fixed costs were spread over lower sales. Additionally, our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis, and this was another factor putting downward pressure on our gross profit margin during fiscal year 2020.

During the fourth quarter of fiscal year 2020, gross profit sequentially increased 21.3% to $4.2 million compared to the third quarter of fiscal year 2020. Gross profit margin sequentially increased to 30.3% during the fourth quarter of fiscal year 2020, compared to 25.5% during the third quarter of fiscal year 2020.

During fiscal year 2019, we took actions to reduce employee related costs in cost of goods sold anticipated to create savings during fiscal year 2020. We believe many benefits of these actions were attained during fiscal year 2020 and expect the benefits will be more fully realized as sales increase as the impacts of the pandemic subside.

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

Selling, General and Administrative Expenses

SG&A expenses decreased 17.9% to $19.2 million during fiscal year 2020, compared to $23.4 million for fiscal year 2019. SG&A expenses as a percentage of net sales were 34.8% in fiscal year 2020, compared to 32.9% in fiscal year 2019, as net sales decreased at a higher rate than the decrease in SG&A expenses due to the impact of the COVID-19 pandemic on net sales.

13	Optical Cable Corporation (OCC)

The decrease in SG&A expenses during fiscal year 2020 compared to last year was primarily the result of decreases in employee related SG&A costs totaling $2.9 million, decreases in travel expenses totaling $530,000, decreases in shipping costs totaling $464,000 and decreases in marketing expenses totaling $425,000. Included in employee related costs are employee incentives and commissions which decreased due to the financial results during fiscal year 2020 and decreases in compensation costs primarily due to terminations, net of new hires. Shipping costs decreased due to the decrease in net sales in fiscal year 2020 compared to last year. Both marketing and travel expenses decreased due to the decline/halt in business travel and cancellation of tradeshows during fiscal year 2020 due to the COVID-19 pandemic. The decreases in employee related costs, travel expenses, shipping costs and marketing expenses were partially offset by an increase in bad debt expense totaling $369,000 due to concerns about collectability of certain customer accounts during this unprecedented COVID-19 pandemic environment and increases in legal and professional fees totaling $242,000 primarily due to non-capitalizable fees associated with legal advice related to, among other things, various financing strategies under consideration by us as well as certain related professional services.

SG&A expenses sequentially decreased 5.4% to $4.3 million during the fourth quarter of fiscal year 2020, compared to the third quarter of fiscal year 2020. SG&A expenses as a percentage of net sales were 31.0% during the fourth quarter of fiscal year 2020, compared to 33.4% in the third quarter of fiscal year 2020.

SG&A expenses decreased 10.3% to $23.4 million during fiscal year 2019, compared to $26.1 million for fiscal year 2018. SG&A expenses as a percentage of net sales were 32.9% in fiscal year 2019, compared to 29.8% in fiscal year 2018.

The decrease in SG&A expenses during fiscal year 2019 compared to fiscal year 2018 was primarily the result of decreases in employee related SG&A costs totaling $2.3 million. The decrease in employee related costs was primarily the result of decreases in employee incentives totaling $1.4 million and decreases in share-based compensation expense totaling $1.3 million due to the financial results in fiscal year 2019 when compared to fiscal year 2018.

Royalty Income (Expense), Net

We recognized royalty expense, net of royalty income, totaling $332,000 during fiscal year 2020, compared to royalty income, net of royalty and related expenses totaling $7,000 during fiscal year 2019. Royalty expense and/or income may fluctuate based on sales of licensed products and estimates of amounts for non-licensed product sales, if any.

We recognized royalty income, net of royalty and related expenses, totaling $7,000 during fiscal year 2019, compared to $33,000 during fiscal year 2018.

Amortization of Intangible Assets

We recognized $42,000 of amortization expense, associated with intangible assets, during fiscal year 2020, compared to $39,000 during fiscal year 2019 and $35,000 during fiscal year 2018.

Other Expense, Net

We recognized other expense, net of $570,000 in fiscal year 2020 compared to $513,000 in fiscal year 2019. Other expense, net for fiscal year 2020 is comprised of: interest expense totaling $570,000 related primarily to monies borrowed in connection with the acquisition of SMP Data Communications in fiscal year 2008, borrowings under our revolving credit facilities, and other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period. The increase in other expense, net during fiscal year 2020 compared to fiscal year 2019 was primarily due to increased interest expense resulting from the amortization of deferred financing fees related to our new revolver with North Mill.

Optical Cable Corporation (OCC)	14

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

Loss Before Income Taxes

We reported a loss before income taxes of $6.1 million for fiscal year 2020 compared to $5.7 million for fiscal year 2019. This increase was primarily due to the decrease in gross profit of $4.2 million and the increase in royalty expense, net of $338,000, partially offset by the decrease in SG&A expenses of $4.2 million in fiscal year 2020 compared to fiscal year 2019.

We reported a loss before income taxes of $5.7 million for fiscal year 2019 compared to income before income taxes of $1.1 million for fiscal year 2018. This change was primarily due to the decrease in gross profit of $9.6 million, partially offset by the decrease in SG&A expenses of $2.7 million in fiscal year 2019 compared to fiscal year 2018.

Income Tax Expense (Benefit)

Income tax expense totaled $18,000 for fiscal year 2020 compared to income tax benefit of $6,000 for fiscal year 2019. Our effective tax rate for fiscal year 2020 was less than negative one percent, compared to less than one percent for fiscal year 2019.

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

During fiscal year 2015, we established a valuation allowance against all of our net deferred tax assets. As a result of establishing a full valuation allowance against our net deferred tax assets, if we generate sufficient taxable income in subsequent periods to realize a portion or all of our net deferred tax assets, our effective income tax rate could be unusually low due to the tax benefit attributable to the necessary decrease in our valuation allowance. Further, if we generate losses before taxes in subsequent periods, our effective income tax rate could also be unusually low as any increase in our net deferred tax asset from such a net operating loss for tax purposes would be offset by a corresponding increase to our valuation allowance against our net deferred tax assets. The valuation allowance against our net deferred assets totals $4.8 million as of October 31, 2020.

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

15	Optical Cable Corporation (OCC)

See also “Critical Accounting Policies and Estimates” below and Note 12 to the Consolidated Financial Statements.

Net Loss

Net loss for fiscal year 2020 was $6.1 million compared to $5.7 million for fiscal year 2019. This increase was primarily due to the increase in loss before income taxes of $428,000 in fiscal year 2020, compared to fiscal year 2019.

Net loss for fiscal year 2019 was $5.7 million compared to net income of $1.1 million for fiscal year 2018. This change was primarily due to the increase in loss before income taxes of $6.7 million in fiscal year 2019, compared to fiscal year 2018.

Financial Condition

Total assets decreased $3.5 million, or 8.8%, to $36.6 million at October 31, 2020, from $40.1 million at October 31, 2019. This decrease was primarily due to a $2.8 million decrease in trade accounts receivable, net, a $1.2 million decrease in property, plant and equipment, net and a $996,000 decrease in inventories, partially offset by an increase of $1.7 million in other assets, net resulting primarily from the addition of right-to-use assets of $1.3 million related to the adoption of ASC 842. The decrease in trade accounts receivable, net largely resulted from the decrease in net sales in the fourth quarter of fiscal year 2020 when compared to the fourth quarter of fiscal year 2019. Property, plant and equipment, net decreased primarily as a result of continuing depreciation and limited capital expenditures during the year in order to conserve cash as a result of the economic uncertainty and negative impact on OCC’s sales and operations created by the COVID-19 pandemic. Inventories decreased largely as the result of the timing of certain raw material purchases as well as lower replenishment rates due to lower sales and the timing of sales of stock inventory.

Total liabilities increased $2.4 million, or 12.9%, to $21.3 million at October 31, 2020, from $18.9 million at October 31, 2019. The increase in total liabilities was primarily due to the $5.0 million Small Business Administration Paycheck Protection Program loan (“PPP Loan”) obtained in April 2020 and an increase of $1.8 million in other noncurrent liabilities resulting from the addition of an operating lease liability of $1.3 million related to the adoption of ASC 842, partially offset by a decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $2.9 million, primarily resulting from the timing of raw material purchases and certain vendor payments, and net repayments on our revolvers totaling $661,000.

Total shareholders’ equity at October 31, 2020 decreased $6.0 million, or 28.2%, during fiscal year 2020. The decrease resulted from the net loss of $6.1 million.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements. Our primary source of capital for these purposes has been existing cash, cash provided by operations, borrowings under our revolving credit facilities and the proceeds from our PPP Loan.

As of October 31, 2020 and 2019, we had an outstanding loan balance under our revolving credit facility totaling $5.0 million and $5.7 million, respectively. As of October 31, 2020 and 2019, we had outstanding loan balances, excluding our revolving credit facility, totaling $10.1 million and $5.9 million, respectively.

Optical Cable Corporation (OCC)	16

Our cash totaled $141,000 and $537,000 as of October 31, 2020 and 2019, respectively. For the year ended October 31, 2020, net cash provided by financing activities of $3.3 million was offset by net cash used in operating activities of $3.6 million, and capital expenditures totaling $120,000.

On October 31, 2020, we had working capital of $19.1 million, compared to $15.8 million as of October 31, 2019. The ratio of current assets to current liabilities as of October 31, 2020, was 4.0 to 1 compared to 2.2 to 1 as of October 31, 2019. The increase in working capital and in the current ratio was primarily due to the refinancing of our revolver with North Mill. The $5.7 million balance on our revolver with Pinnacle as of October 31, 2019 had a maturity date of less than one year and was reflected as a current liability as a result. The maturity date of our revolver with North Mill of July 24, 2023 results in the $5.0 million balance on that facility as of October 31, 2020 being reflected as a noncurrent liability. Also contributing to the increase in working capital was the decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, of $2.9 million, partially offset by the $2.8 million decrease in trade accounts receivable net, the $996,000 decrease in inventories and the $1.6 million increase in note payable, Small Business Administration (“SBA”) PPP Loan – current which reflects the portion of our PPP Loan that would be required to be repaid within twelve months if not otherwise forgiven or extended by pending or future legislation.

Net Cash

Net cash used in operating activities was $3.6 million in fiscal year 2020 compared to $284,000 in fiscal year 2019 and net cash provided by operating activities of $3.2 million in fiscal year 2018.

Net cash used in operating activities during fiscal year 2020 primarily resulted from the cash flow impact of decreases in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $3.3 million, partially offset by decreases in the cash flow impact of trade accounts receivable, net totaling $2.4 million, decreases in inventories totaling $996,000 and certain adjustments to reconcile a net loss of $6.1 million to net cash used in operating activities including depreciation and amortization of $1.4 million, bad debt expense of $425,000 and share-based compensation of $142,000.

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

Net cash used in investing activities totaled $168,000 in fiscal year 2020 compared to $550,000 in fiscal year 2019 and $734,000 in fiscal year 2018. Net cash used in investing activities during fiscal years 2020, 2019 and 2018 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

17	Optical Cable Corporation (OCC)

Net cash provided by financing activities totaled $3.3 million in fiscal year 2020 compared to $1.2 million in fiscal year 2019 and net cash used in financing activities totaling $3.2 million in fiscal year 2018.

Net cash provided by financing activities in fiscal year 2020 resulted from proceeds received from a PPP Loan totaling $5.0 million and advances on our revolving lines of credit totaling $19.9 million, partially offset by payments on our revolving lines of credit totaling $20.6 million, principal payments on long-term debt totaling $743,000 and deferred financing costs of $252,000. Net cash provided by financing activities in fiscal year 2019 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, totaling $2.7 million, partially offset by payroll taxes withheld and remitted totaling $943,000 related to the vesting of restricted stock, and principal payments on long-term debt totaling $511,000. Net cash used in financing activities in fiscal year 2018 resulted primarily from repayments on our notes payable to our bank under our lines of credit, net of advances, totaling $2.7 million and principle payments on long-term debt totaling $251,000.

We have a plan (the “Repurchase Plan”), approved by our Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding. When the Repurchase Plan was approved, we had anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase or plan expiration. As of October 31, 2020, we had 398,400 shares remaining to purchase under this Repurchase Plan, and we have made no specific determination whether and over what period these shares may or may not be purchased. Until future notice, we have suspended the Repurchase Plan and have no current plans to repurchase and retire our common stock.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) a Revolving Credit Master Promissory Note and related agreements (collectively, the “Revolver”) and a PPP Loan implemented by the SBA.

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Pinnacle Bank (“Pinnacle”), have a fixed interest rate of 3.95% and are secured by a first lien deed of trust on our real property.

On April 15, 2020, we obtained an unsecured PPP Loan through Pinnacle in the amount of $5.0 million. The loan was made through the SBA as part of the PPP under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The interest rate is fixed at 1.00% per year. Under the CARES Act and The Paycheck Protection Program Flexibility Act of 2020, all or a portion of this loan may be forgiven if certain requirements are met. If the loan is not forgiven, we will pay principal and interest payments of approximately $560,000 every month, beginning ten months following the coverage period which ended September 29, 2020. We can repay the PPP Loan without any prepayment penalty. All remaining principal and accrued interest is due and payable two years from the effective date of the PPP Loan. All proceeds of the PPP Loan were used for permitted expenses, primarily payroll expenses, and consistent with current Small Business Administration guidelines, at this time, we believe this PPP Loan ultimately will be fully forgiven.

On July 24, 2020, OCC’s Revolving Credit Note with Pinnacle was terminated and OCC, along with our wholly owned subsidiaries, entered into a Loan and Security Agreement (“Loan Agreement”) with North Mill. As part of the refinancing transaction, we also entered into a Revolving Credit Master Promissory Note with North Mill dated July 24, 2020 (the “Revolver”) and a Collateral Assignment of Patents and Trademarks (“Collateral Assignment”) dated July 24, 2020 along with certain other supporting ancillary documents.

Under the Loan Agreement, North Mill agreed to provide us with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5,000,000, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1,500,000.

Optical Cable Corporation (OCC)	18

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2020, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 4.75% rate at October 31, 2020). The initial term of the Revolver is three years, with a termination date of July 24, 2023. After the initial term and unless otherwise terminated, the loan may be extended in one year periods subject to the agreement of North Mill.

The Revolver is secured by all of the following assets: properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of North Mill; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of North Mill as security for the obligations under the Loan Agreement.

Prior to the refinancing of the Revolver with North Mill on July 24, 2020, the Revolving Credit Note with Pinnacle (as amended and modified) provided us with a $6.5 million revolving line of credit for our working capital needs. Under the Revolving Credit Note, Pinnacle provided us with one or more revolving loans in a collective maximum principal amount of $6.5 million. We could borrow, repay, and reborrow at any time or from time to time while the Revolving Credit Note was in effect.

As of October 31, 2020, we had $5.0 million of outstanding borrowings on our Revolver and $1.6 million in available credit. As of October 31, 2019, we had $5.7 million of outstanding borrowings on our Revolving Loan and $850,000 in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2020. During our 2020 fiscal year budgeting process, we included an estimate for capital expenditures of $1.5 million for the year. We incurred capital expenditures totaling $120,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, furniture and other capitalizable expenditures for property, plant and equipment for fiscal year 2020.

During our 2021 fiscal year budgeting process, we included an estimate for capital expenditures of $750,000 for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our credit facility, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2020. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

19	Optical Cable Corporation (OCC)

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the years ended October 31, 2020, 2019 and 2018.

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

Optical Cable Corporation (OCC)	20

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

21	Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2020 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the impact of the adoption of ASU 2019-12 on our results of operations, financial position and liquidity and our related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2020.

Optical Cable Corporation (OCC)	22

Consolidated Balance Sheets
October 31, 2020 and 2019

	October 31,
	2020	2019
Assets
Current assets:
Cash	$140,839	$537,330
Trade accounts receivable, net of allowance for doubtful accounts of $524,617 in 2020 and $99,562 in 2019	7,561,334	10,347,597
Income taxes refundable - current	25,003	25,004
Other receivables	23,145	69,727
Inventories	17,099,767	18,095,627
Prepaid expenses and other assets	472,516	304,713
Total current assets	25,322,604	29,379,998
Property and equipment, net	8,811,863	10,010,223
Income taxes refundable - noncurrent	—	25,003
Intangible assets, net	665,731	659,280
Other assets, net	1,757,614	32,430
Total assets	$36,557,812	$40,106,934
Liabilities and Shareholders’ Equity
Current liabilities:
Note payable, SBA PPP loan - current	$1,615,404	—
Current installments of long-term debt	312,109	$738,955
Note payable to bank, revolver - current	—	5,650,000
Accounts payable and accrued expenses	2,861,343	5,459,352
Accrued compensation and payroll taxes	1,463,307	1,763,338
Income taxes payable	13,986	15,382
Total current liabilities	6,266,149	13,627,027
Note payable, SBA PPP loan - noncurrent	3,365,996	—
Note payable, revolver - noncurrent	4,988,660	—
Long-term debt, excluding current installments	4,853,457	5,169,668
Other noncurrent liabilities	1,823,632	71,339
Total liabilities	21,297,894	18,868,034
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,537,087 shares in 2020 and 7,458,981 shares in 2019	14,002,130	13,853,334
Retained earnings	1,257,788	7,385,566
Total shareholders’ equity	15,259,918	21,238,900
Commitments and contingencies
Total liabilities and shareholders’ equity	$36,557,812	$40,106,934

See accompanying notes to consolidated financial statements.

23	Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2020, 2019 and 2018

	Years Ended October 31,
	2020	2019	2018
Net sales	$55,277,400	$71,324,446	$87,828,590
Cost of goods sold	41,191,022	53,019,699	59,955,390
Gross profit	14,086,378	18,304,747	27,873,200
Selling, general and administrative expenses	19,245,502	23,434,360	26,130,956
Royalty (income) expense, net	331,934	(6,510)	(32,898)
Amortization of intangible assets	42,006	38,598	34,768
Income (loss) from operations	(5,533,064)	(5,161,701)	1,740,374
Other expense, net:
Interest expense	(569,812)	(521,142)	(608,417)
Other, net	(307)	7,717	(79,855)
Other expense, net	(570,119)	(513,425)	(688,272)
Income (loss) before income taxes	(6,103,183)	(5,675,126)	1,052,102
Income tax expense (benefit)	18,041	(5,805)	(16,651)
Net income (loss)	$(6,121,224)	$(5,669,321)	$1,068,753
Net income (loss) per share - basic and diluted	$(0.83)	$(0.77)	$0.14

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)	24

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2020, 2019 and 2018

	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2017	7,315,605	$11,762,021	$11,927,501	$23,689,522
Share-based compensation, net	379,054	2,054,119	—	2,054,119
Repurchase and retirement of common stock (at cost)	(272)	—	(1,557)	(1,557)
Net income	—	—	1,068,753	1,068,753
Balances at October 31, 2018	7,694,387	$13,816,140	$12,994,697	$26,810,837
Adoption of accounting standard ASC 606	—	—	61,763	61,763
Share-based compensation, net	(235,055)	37,194	—	37,194
Repurchase and retirement of common stock (at cost)	(351)	—	(1,573)	(1,573)
Net loss	—	—	(5,669,321)	(5,669,321)
Balances at October 31, 2019	7,458,981	13,853,334	7,385,566	21,238,900
Adoption of accounting standard ASU 2018-07	—	$6,554	$(6,554)	$—
Share-based compensation, net	78,106	142,242	—	142,242
Net loss	—	—	(6,121,224)	(6,121,224)
Balances at October 31, 2020	7,537,087	14,002,130	1,257,788	15,259,918

See accompanying notes to consolidated financial statements.

25	Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2020, 2019 and 2018

	Years ended October 31,
	2020	2019	2018
Cash flows from operating activities:
Net income (loss)	$(6,121,224)	$(5,669,321)	$1,068,753
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	1,427,067	1,720,562	1,817,597
Bad debt expense (recovery)	425,055	60,381	(18,455)
Share-based compensation expense	142,242	980,549	2,224,620
Loss on sale of property and equipment	10,538	2,058	56,710
(Increase) decrease in:
Trade accounts receivable	2,361,208	2,424,912	(3,873,895)
Other receivables	46,582	(7,776)	10,147
Income taxes refundable	25,004	(726)	(49,281)
Inventories	995,860	(620,872)	(693,306)
Prepaid expenses and other assets	(167,803)	243,778	(81,899)
Other assets	(8,180)	21,473	—
Increase (decrease) in:
Accounts payable and accrued expenses	(3,040,820)	2,323,012	622,444
Accrued compensation and payroll taxes	(300,031)	(1,725,732)	2,148,321
Income taxes payable	(1,396)	(6,284)	6,516
Other noncurrent liabilities	652,761	(29,811)	(32,024)
Net cash provided by (used in) operating activities	(3,553,137)	(283,797)	3,206,248
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(120,001)	(487,554)	(688,856)
Investment in intangible assets	(48,457)	(62,843)	(45,539)
Net cash used in investing activities	(168,458)	(550,397)	(734,395)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	—	(943,355)	(170,501)
Proceeds from note payable to bank, SBA PPP loan	4,981,400	—	—
Proceeds from note payable to bank, revolver	350,000	2,850,000	9,550,000
Proceeds from note payable, revolver	19,540,233	—	—
Payments on note payable to bank, revolver	(6,000,000)	(200,000)	(12,250,000)
Payments on note payable, revolver	(14,551,573)	—	—
Principal payments on long-term debt	(743,057)	(510,961)	(250,749)
Payments for financing costs	(251,899)	—	(62,802)
Repurchase of common stock	—	(1,573)	(1,557)
Net cash provided by (used in) financing activities	3,325,104	1,194,111	(3,185,609)
Net increase (decrease) in cash	(396,491)	359,917	(713,756)
Cash at beginning of year	537,330	177,413	891,169
Cash at end of year	$140,839	$537,330	$177,413
Supplemental disclosure of cash flow information:
Cash payments for interest	$523,292	$515,995	$503,899
Income taxes paid, net of refunds	$(9,703)	$30,483	$27,808
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$10,482	$—	$118,203

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)	26

Notes to Consolidated Financial Statements

Years ended October 31, 2020, 2019 and 2018

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include designs for uses ranging from enterprise network, data center, residential, campus and Passive Optical LAN (“POL”) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, and for the wireless carrier market.

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

The accompanying consolidated financial statements include the accounts of Optical Cable Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2020, the Company did not have bank deposits in excess of the insured limit. As of October 31, 2019, the Company had bank deposits in excess of the insured limit totaling $127,000.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2020 and 2019, the Company had no cash equivalents.

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

27	Optical Cable Corporation (OCC)

(e)	Inventories

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

Optical Cable Corporation (OCC)	28

(i)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $1.7 million, $2.1 million and $2.2 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2020, 2019 and 2018, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.1 million, $1.2 million $1.3 million for the fiscal years ended October 31, 2020, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $132,000, $196,000 and $250,000 for the fiscal years ended October 31, 2020, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

29	Optical Cable Corporation (OCC)

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2020, 2019 and 2018 follows:

	Years ended October 31,
	2020	2019	2018
Balance at beginning of year	$99,562	$64,242	$87,446
Bad debt expense (recovery)	425,055	60,381	(18,455)
Losses charged to allowance	—	(25,061)	(4,749)
Balance at end of year	$524,617	$99,562	$64,242

Optical Cable Corporation (OCC)	30

(3)	Inventories

Inventories as of October 31, 2020 and 2019 consist of the following:

	October 31,
	2020	2019
Finished goods	$4,663,978	$5,845,973
Work in process	4,165,289	3,321,216
Raw materials	8,010,794	8,632,230
Production supplies	259,706	296,208
Total	$17,099,767	$18,095,627

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2020 and 2019 consists of the following:

	October 31,
	2020	2019
Land and land improvements	$3,148,834	$3,148,834
Building and improvements	8,245,585	8,245,585
Machinery and equipment	27,476,894	27,474,099
Furniture and fixtures	904,256	904,256
Construction in progress	217,137	254,471
Total property and equipment, at cost	39,992,706	40,027,245
Less accumulated amortization and depreciation	(31,180,843)	(30,017,022)
Property and equipment, net	$8,811,863	$10,010,223

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $42,006, $38,598 and $34,768 for the years ended October 31, 2020, 2019 and 2018, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be approximately $40,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2020 was $693,435 and $177,399, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2019 was $645,701 and $135,393, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2020 and 2019, the Company’s accrual for estimated product warranty claims totaled $85,000 and $120,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2020, 2019 and 2018 totaled $67,150, $158,426 and $219,190, respectively.

31	Optical Cable Corporation (OCC)

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2020 and 2019:

	Years ended October 31,
	2020	2019
Balance at beginning of year	$120,000	$180,000
Liabilities accrued for warranties issued during the year	140,847	161,815
Warranty claims paid during the period	(102,150)	(218,426)
Changes in liability for pre-existing warranties during the year	(73,697)	(3,389)
Balance at end of year	$85,000	$120,000

(7)	Long-term Debt and Notes Payable

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”) and a Revolving Credit Master Promissory Note and related agreements (collectively, the “Revolver”) and a Paycheck Protection Program loan (“PPP Loan”) implemented by the United States Small Business Administration (“SBA”).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Pinnacle Bank (“Pinnacle”), have a fixed interest rate of 3.95% and are secured by a first lien deed of trust on the Company’s real property.

Long-term debt as of October 31, 2020 and 2019 consists of the following:

	October 31,
	2020	2019
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $31,812, including interest (at 3.95%), with final payment of $3,644,211 due May 1, 2024	$4,119,850	$4,580,173
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $10,963, including interest (at 3.95%), with final payment of $1,255,850 due May 1, 2024	1,045,716	1,328,450
Total long-term debt	5,165,566	5,908,623
Less current installments	312,109	738,955
Long-term debt, excluding current installments	$4,853,457	$5,169,668

On April 15, 2020, the Company obtained an unsecured PPP Loan through Pinnacle in the amount of $4,981,400. The loan was made through the SBA as part of the PPP under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The interest rate is fixed at 1.00% per year. Under the CARES Act and The Paycheck Protection Program Flexibility Act of 2020, all or a portion of this loan may be forgiven if certain requirements are met. If the loan is not forgiven, the Company will pay principal and interest payments of approximately $560,000 every month, beginning ten months following the coverage period which ended September 29, 2020. The Company can repay the PPP Loan without any prepayment penalty. All remaining principal and accrued interest is due and payable two years from the effective date of the PPP Loan ( April 15, 2022). As of October 31, 2020, the current portion of the PPP Loan was $1,615,404 and the noncurrent portion was $3,365,996.

On July 24, 2020, OCC’s Revolving Credit Note with Pinnacle was terminated and OCC, along with its wholly owned subsidiaries, entered into a Loan and Security Agreement (“Loan Agreement”) with North Mill Capital LLC (“North Mill”). As part of the refinancing transaction, OCC also entered into a Revolving Credit Master Promissory Note with North Mill dated July 24, 2020 (the “Revolver”) and a Collateral Assignment of Patents and Trademarks (“Collateral Assignment”) dated July 24, 2020 along with certain other supporting ancillary documents.

Optical Cable Corporation (OCC)	32

Under the Loan Agreement, North Mill agreed to provide the Company with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5,000,000, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1,500,000.

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6% above the Applicable Rate. As of October 31, 2020, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 4.75% rate at October 31, 2020). The initial term of the Revolver is three years, with a termination date of July 24, 2023. After the initial term and unless otherwise terminated, the loan may be extended in one year periods subject to the agreement of North Mill.

The Revolver is secured by all of the following assets: properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of North Mill; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of North Mill as security for the obligations under the Loan Agreement.

Prior to the refinancing of the Revolver with North Mill Capital on July 24, 2020, the Revolving Credit Note with Pinnacle (as amended and modified) provided the Company with a $6.5 million revolving line of credit for its working capital needs. Under the Revolving Credit Note, Pinnacle provided the Company with one or more revolving loans in a collective maximum principal amount of $6.5 million. The Company could borrow, repay, and reborrow at any time or from time to time while the Revolving Credit Note was in effect.

As of October 31, 2020 the Company had $5.0 million of outstanding borrowings on its Revolver and $1.6 million in available credit. As of October 31, 2019, the Company had $5.7 million of outstanding borrowings on its Revolving Credit Note and $850,000 in available credit.

The aggregate maturities of long-term debt for each of the four years subsequent to October 31, 2020 are: $1,927,513, in fiscal year 2021, $3,690,835 in fiscal year 2022, $5,326,750 in fiscal year 2023 and $4,190,527 in fiscal year 2024.

(8)	Leases

The Company elected the optional transition method provided by the FASB in ASU 2018-11, Leases (Topic 842): Targeted Improvements, and as a result, has not restated its condensed consolidated financial statements for prior periods presented. The Company has elected the package of practical expedients upon transition which allowed the Company to retain the lease classification for any leases that existed prior to adoption, to not reassess whether any contracts entered into prior to adoption are leases, and to not reassess initial direct costs for any leases that existed prior to adoption.

33	Optical Cable Corporation (OCC)

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The initial lease term expired November 30, 2019, and was amended shortly thereafter to run through November 30, 2024.

The Company entered into an operating lease agreement in April 2015 for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term was for twelve months and terminated on April 30, 2016. The Company exercised all four (4) one year options to renew the lease extending the lease term to April 30, 2020. On February 6, 2020 the Company entered into a First Amendment to the lease agreement dated April 25, 2015 extending the term of the lease for an additional thirty-six months, extending its lease termination date until April 30, 2023.

The Company also leases certain office equipment under operating leases with initial 60 month terms.

The Company’s lease contracts may include options to extend or terminate the lease. The Company exercises judgment to determine the term of those leases when such options are present and include such options in the calculation of the lease term when it is reasonably certain that it will exercise those options.

The Company includes contract lease components in its determination of lease payments, while non-lease components of the contracts, such as taxes, insurance, and common area maintenance, are expensed as incurred. At commencement, right-of-use assets and lease liabilities are measured at the present value of future lease payments over the lease term. The Company uses its incremental borrowing rate based on information available at the time of lease commencement to measure the present value of future payments.

Operating lease expense is recognized on a straight-line basis over the lease term. Short term leases with an initial term of 12 months or less are expensed as incurred. The Company’s short term leases have month-to-month terms.

Operating lease right-of-use assets of $1,265,194 were included in other assets at October 31, 2020. Operating lease liabilities of $332,329 and $946,653, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2020. Operating lease expense for the fiscal years ended October 31, 2020, 2019 and 2018 was $396,066, $403,097 and $422,102, respectively.

The weighted average remaining lease term was 44.3 months and the weighted average discount rate was 5.1% as of October 31, 2020.

The Company’s future payments due under operating leases reconciled to the lease liability are as follows:

Fiscal Year	Future Payments
2021	389,398
2022	389,807
2023	327,071
2024	274,132
Thereafter	26,370
Total undiscounted lease payments	1,406,778
Present value discount	(127,796)
Total operating lease liability	$1,278,982

For the fiscal year ended October 31, 2020, cash paid for operating lease liabilities totaled $382,812 and right-of-use assets obtained in exchange for new operating lease liabilities totaled $1,462,817.

Optical Cable Corporation (OCC)	34

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2020, 2019 and 2018, total expense of $3,165,736, $3,549,189 and $3,479,447, respectively, was incurred under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary.  The Company made or accrued matching contributions to the plan of $66,804, $68,467 and $68,502 for the years ended October 31, 2020, 2019 and 2018, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

In March 2017, the Company’s shareholders approved the Optical Cable Corporation 2017 Stock Incentive Plan (the “2017 Plan”) that was recommended for approval by the Company’s Board of Directors.  The 2017 Plan reserved 500,000 new common shares of the Company for issuance under the 2017 Plan and succeeds and replaces the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2011 Plan”).  As of October 31, 2020, there were approximately 362,000 remaining shares available for grant under the 2017 Plan.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2020, 2019 and 2018 was $142,242, $980,549 and $2,224,620, respectively.

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees, subject to approval by the Compensation Committee of the Board of Directors.  The restricted stock awards granted under the 2017 Plan vest over time if certain operational performance-based criteria are met.  Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited.  No restricted stock awards were granted to employees during fiscal years 2020 and 2019.

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

35	Optical Cable Corporation (OCC)

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2020, and changes during the year ended October 31, 2020, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2019	140,476	$3.04
Granted	83,880	2.44
Vested	(33,484)	4.60
Forfeited	(5,774)	2.87
Balance at October 31, 2020	185,098	$2.52

As of October 31, 2020, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 1.8 year weighted-average period is approximately $394,000.

During the fiscal year ended October 31, 2020, 2019 and 2018, stock awards to non-employee Directors under the 2017 Plan totaling 58,880 shares, 30,360 shares and 35,810 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period. The Company recorded compensation expense for shares granted to non-employee Directors totaling $131,162, $124,838 and $96,407 during the years ended October 31, 2020, 2019 and 2018, respectively.

During the fiscal year ended October 31, 2020, a stock award to a consultant under the 2017 Plan totaling 25,000 shares was approved by the Board of Directors of the Company. The shares are part of the consultant’s compensation for services provided to the Company. The shares granted to the consultant under the 2017 Plan are subject to a five-year vesting period. The Company recorded compensation expense for shares granted to the consultant totaling $15,266, $11,918 and $10,696 during the years ended October 31, 2020, 2019 and 2018, respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not-for-profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2020 and 2019 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2020, 14.3%, or approximately $7.9 million of consolidated net sales were attributable to one customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2020. As of October 31, 2020, the same customer had an outstanding balance payable to the Company totaling 10.2% of total consolidated shareholders’ equity. One other customer had an outstanding balance payable to the Company totaling 5.1% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

Optical Cable Corporation (OCC)	36

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

For the years ended October 31, 2020, 2019 and 2018, approximately 81%, 82% and 85%, respectively, of net sales were from customers in the United States, while approximately 19%, 18% and 15%, respectively, were from customers outside of the United States.

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

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms. Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product. This liability was $63,283 and $19,850 as of October 31, 2020 and 2019, respectively.

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products. The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability. The Company’s refund liability was $119,989 and $273,512 as of October 31, 2020 and 2019, respectively.

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

37	Optical Cable Corporation (OCC)

The Company incurs sales commissions to acquire customer contracts that are directly attributable to the contracts. The commissions are expensed as selling expenses during the period that the related products are transferred to customers.

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2020, 2019 and 2018:

	Years ended October 31,
	2020	2019	2018
United States	$44,661,958	$58,207,966	$74,778,141
Outside the United States	10,615,442	13,116,480	13,050,449
Total net sales	$55,277,400	$71,324,446	$87,828,590

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2020, 2019 or 2018.

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2020, 2019 and 2018 consists of:

Fiscal year ended October 31, 2020	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	18,041	—	18,041
Totals	$18,041	$—	$18,041

Fiscal year ended October 31, 2019	Current	Deferred	Total
U.S. Federal	$726	$(726)	$—
State	(5,805)	—	(5,805)
Totals	$(5,079)	$(726)	$(5,805)

Fiscal year ended October 31, 2018	Current	Deferred	Total
U.S. Federal	$14,163	$(49,281)	$(35,118)
State	18,467	—	18,467
Totals	$32,630	$(49,281)	$(16,651)

Optical Cable Corporation (OCC)	38

Reported income tax expense for the years ended October 31, 2020, 2019 and 2018 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal years 2020 and 2019, and 23.17% in fiscal year 2018 to income before income taxes as follows:

	Years ended October 31,
	2020	2019	2018
“Expected” income taxes (benefit)	$(1,281,668)	$(1,191,776)	$243,772
Increase (reduction) in income tax expense (benefit) resulting from:
Remeasurement of deferred taxes related to the Tax Act	—	—	1,272,517
State income taxes, net of federal benefit	(139,736)	(12,875)	2,641
Meals and Entertainment	7,317	17,999	24,661
Provision to return reconciliation adjustment	350	6,400	(57,118)
Excess tax benefits related to share-based compensation	14,473	(90,603)	—
Non-deductible officers' compensation	—	31,456	—
Other differences, net	6,088	3,434	964
Change in valulation allowance	1,411,217	1,230,160	(1,504,088)
Reported income tax benefit	$18,041	$(5,805)	$(16,651)

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, lowered the statutory federal corporate income tax rate from 35% to 21%. The reduction of the statutory federal corporate tax rate to 21% became effective on January 1, 2018. Because the Company’s fiscal year 2018 commenced on November 1, 2017, the annual statutory federal corporate tax rate applicable to fiscal year 2018 was a blended rate of 23.17%. Beginning in fiscal year 2019, the annual statutory federal corporate tax rate is 21%.

The Tax Act also repealed the corporate AMT for tax years beginning after December 31, 2017, and provides that existing AMT credit carryforwards are refundable in tax years beginning after December 31, 2017. Under the CARES Act, the entire amount of any remaining AMT credit is refundable in the tax year beginning in 2018 instead of recovering the credit through refunds over a period of years, as originally enacted by the Tax Act. The Company has recorded $25,003 of AMT credit carryforwards that are expected to be fully refunded within the next twelve months. This amount is a deferred tax asset for which a valuation allowance is not necessary and is presented as income taxes refundable-current on the consolidated balance sheet as of October 31, 2020. For the fiscal year ended October 31, 2019, the Company recorded $50,007 of AMT credit carryforwards. This amount is presented as income taxes refundable-current of $25,004 and income taxes refundable-noncurrent of $25,003 on the consolidated balance sheet as of October 31, 2019.

The Company continues to assess the impacts of the Tax Act on future fiscal years as well as analyze applicable information and data, and interpret any additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service and others.

39	Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2020 and 2019 are presented below:

	October 31,
	2020	2019
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$139,809	$54,370
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	764,183	769,871
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	294,857	111,677
Share-based compensation expense	16,814	20,410
Section 163(j) interest	254,520	121,583
Expenses incurred related to expected PPP Loan forgiveness	1,162,161	—
Net operating loss carryforwards	2,163,956	2,374,774
AMT credit carryforwards	25,003	50,007
Other	53,136	53,997
Total gross deferred tax assets	4,874,439	3,556,689
Valuation allowance	(4,759,862)	(3,348,645)
Net deferred tax assets	114,577	208,044
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(86,997)	(155,461)
Other receivables, due to accrual for financial reporting purposes	(2,577)	(2,576)
Total gross deferred tax liabilities	(89,574)	(158,037)
Net deferred tax asset	$25,003	$50,007

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2020, $1,008,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028. Additionally, the Company has federal and state gross NOL carryforwards of $8,446,666 and $1,781,503, respectively, originating with certain fiscal years from 2015 through 2020, and will not begin to expire until fiscal year 2031.

For the fiscal years ended October 31, 2020 and 2019, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $4,759,862 and $3,348,645, respectively, against net deferred tax assets existing as of October 31, 2020 and 2019.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)	40

A reconciliation of the unrecognized tax benefits for fiscal years 2020 and 2019 follows:

	October 31,
	2020	2019
Unrecognized tax benefits balance at beginning of year	$48,941	$60,147
Gross decreases for tax positions of prior years	—	(11,206)
Gross increases for current year tax positions	—	—
Unrecognized tax benefits balance at end of year	$48,941	$48,941

During fiscal year 2020, the Company increased accrued interest by $4,137 and no penalties were accrued, related to unrecognized tax benefits. During fiscal year 2019, the Company reduced accrued interest and penalties by $15,847 and $2,225, respectively, related to unrecognized tax benefits. As of October 31, 2020 and 2019, the Company had approximately $26,535 and $22,397, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $35,661 and $36,530 as of October 31, 2020 and 2019, respectively. The Company believes that it is reasonably possible that the total unrecognized tax benefits will be reduced within the next twelve months due to lapses in the applicable prior years’ tax positions. We estimate the decrease related to these items, including accrued interest and penalties, may be up to approximately $36,000.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2017 through October 31, 2019.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, income taxes refundable-current, other receivables, note payable to bank, revolver, note payable, SBA PPP Loan – current, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable, SBA PPP Loan – noncurrent, note payable, revolver – noncurrent, and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2020 and 2019. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

41	Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2020	2019	2018
Net income (loss) (numerator)	$(6,121,224)	$(5,669,321)	$1,068,753
Shares (denominator)	7,354,513	7,387,141	7,593,435
Basic and diluted net income (loss) per share	$(0.83)	$(0.77)	$0.14

Nonvested shares which have been issued and are outstanding as of October 31, 2020 and October 31, 2019 totaling 140,179 and 127,750, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2020 and October 31, 2019 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

The Company, through plans approved by its Board of Directors and other programs, has repurchased and retired certain of its outstanding common stock. The following is a summary of the Company’s repurchase of shares and the costs associated with the repurchases, including brokerage and legal fees, for the periods presented.

Fiscal years ended October 31,	Shares repurchased	Cost
2020	—	$—
2019	351	1,573
2018	272	1,557

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,537,087 shares of its common stock issued and outstanding at October 31, 2020.

The Company has a plan (the “Repurchase Plan”), approved by its Board of Directors on July 14, 2015, to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding. When the Repurchase Plan was approved, the Company anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase or plan expiration. As of October 31, 2020, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan, and it has made no specific determination whether and over what period these shares may or may not be purchased. Until future notice, the Company has suspended the Repurchase Plan and has no current plans to repurchase and retire its common stock.

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

Optical Cable Corporation (OCC)	42

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

The COVID-19 pandemic has had a significant impact on businesses and individuals in the United States and globally. Actions taken by governments and private industry to limit the spread of the disease have resulted in an unprecedented disruption of normal activities as businesses have been forced to shut down or operate on a limited basis. The Company is obligated and continues to operate during the COVID-19 pandemic because the Company’s workforce is classified a “Defense Industrial Base Essential Critical Infrastructure Workforce” under guidelines from the U.S. Department of Defense and an “Essential Critical Infrastructure Workforce” under guidelines by the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency (CISA).

While continuing to operate, the Company has been significantly and negatively impacted by the COVID-19 pandemic: revenues in its markets, production volumes and operations, and access to capital markets have all been negatively impacted. The Company also incurred additional costs in connection with employee safety initiatives and programs, and experienced some minor disruptions in its supply chain as well as delays in cash receipts from customers.

The Company made a number of changes to business operations in response to the COVID-19 pandemic, including: severely limiting business travel and face-to-face meetings, having a portion of its non-manufacturing employees work remotely, and implementing strict social distancing, symptom self-assessments and mask protocols within its facilities.

43	Optical Cable Corporation (OCC)

The extent to which the COVID-19 pandemic will affect the Company in the future will depend on ongoing developments, which are highly uncertain and cannot be reasonably predicted, including, but not limited to, the duration and severity of the outbreak, the timing and extent of the easing of restrictions on businesses and individuals, the timing of recovery in certain of the Company’s markets, the potential for a resurgence of the virus, as well as a variety of other unknowable factors. The longer the various impacts of COVID-19 persist, the greater the potential negative financial effects on the Company.

(17)	New Accounting Standards Not Yet Adopted

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2019-12 on its results of operations, financial position and liquidity and its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

(18)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2020 and 2019:

	Quarter ended
Fiscal year ended October 31, 2020	January 31	April 30	July 31	October 31
Net sales	$12,887,396	$14,863,428	$13,639,169	$13,887,407
Gross profit	2,404,140	3,996,750	3,472,161	4,213,327
Selling, general & administrative expenses	4,824,124	5,549,501	4,559,970	4,311,907
Loss before income taxes	(2,586,855)	(1,684,130)	(1,428,838)	(403,360)
Net loss	(2,591,888)	(1,689,181)	(1,433,830)	(406,325)
Basic and diluted net loss per share	$(0.35)	$(0.23)	$(0.20)	$(0.06)

	Quarter ended
Fiscal year ended October 31, 2019	January 31	April 30	July 31	October 31
Net sales	$16,750,668	$18,957,175	$17,367,068	$18,249,535
Gross profit	3,562,559	5,309,134	4,491,454	4,941,600
Selling, general & administrative expenses	6,773,645	5,776,814	5,418,438	5,465,463
Loss before income taxes	(3,337,441)	(612,185)	(1,072,435)	(653,065)
Net loss	(3,310,020)	(617,425)	(1,085,294)	(656,582)
Basic and diluted net loss per share	$(0.44)	$(0.08)	$(0.15)	$(0.09)

Optical Cable Corporation (OCC)	44

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the Company) as of October 31, 2020 and 2019, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

319 McClanahan Street, S.W.

Roanoke, Virginia

December 21, 2020

45	Optical Cable Corporation (OCC)

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Brown, Edwards & Company, L.L.P.

319 McClanahan Street, S.W.

Roanoke, Virginia

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

Annual Meeting

The 2021 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 30, 2021 at the offices of Optical Cable Corporation, 5290 Concourse Drive, Roanoke, Virginia.

Optical Cable Corporation (OCC)	46

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had approximately ___ shareholders of record as of December 11, 2020. Additionally, there are approximately ___ beneficial owners as of December 11, 2020. On December 11, 2020, our common stock closed at a price of $___ per share.

Employees of the Company and members of the Board of Directors owned at least 34.8% of the shares outstanding as of October 31, 2020, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2020	High	Low
Fourth Quarter	$4.62	$2.40
Third Quarter	$2.95	$2.13
Second Quarter	$3.43	$2.05
First Quarter	$3.67	$2.94

	Range of Bid Prices
Fiscal year ended October 31, 2019	High	Low
Fourth Quarter	$4.02	$2.80
Third Quarter	$4.95	$3.42
Second Quarter	$6.16	$3.20
First Quarter	$5.35	$3.28

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

47	Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Executive Officers of Optical Cable Corporation

Neil D. Wilkin, Jr.	Chairman of the Board, President and
Chief Executive Officer

Tracy G. Smith	Senior Vice President, Chief Financial Officer
and Corporate Secretary

Board of Directors of Optical Cable Corporation

Neil D. Wilkin, Jr., Chairman	Chairman of the Board, President
and Chief Executive Officer
Optical Cable Corporation

Randall H. Frazier	President and Founder
R. Frazier, Incorporated

John M. Holland	President and Founder
Holland Technical Services

John A. Nygren	Retired, former President
ChemTreat, Inc.

Craig H. Weber	Retired, former Chief Executive Officer
Home Care Delivered, Inc.

John B. Williamson, III	Chairman of the Board
RGC Resources, Inc. and
Roanoke Gas Company

Optical Cable Corporation (OCC)	48

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

49

CORPORATE HEADQUARTERS

5290 Concourse Drive | Roanoke, VA 24019 | USA

Phone +1-540-265-0690 | 800-622-7711

Fax: +1-540-265-0724