Form 10-K, Exhibit 13
period 2021-10-31
OPTICAL CABLE CORP
filed 2021-12-20
CIK 1000230

Exhibit 13.1

TODAY'S OCC. STRONG. INNOVATIVE. SOLUTIONS.®

CONNECTIONS YOU CAN COUNT ON.®

OCC's product offering is cutting edge and ranks among the industry's most comprehensive suite to meet a full host of customer needs. Our focus on customer service, product excellence, and innovation allows us to create solutions for our customers that others are unwilling or unable to do.

UNRIVALED INTEGRATED SOLUTIONS.™

As an industry leader, OCC delivers innovative products and solutions designed to be smarter than the most challenging situations and tougher than the harshest environments. Our customers count on us to ensure the highest transmission performance and for products tested beyond industry standards. That's why top corporations, universities, hospitals, broadcasters, data centers, industrial facilities, wireless carriers, and military operations worldwide choose OCC.

OCC®

OPTICAL CABLE CORPORATION

Annual Report

2021

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

In 2021, the OCC team successfully executed ongoing initiatives to strengthen OCC during the pandemic and for the long-term—positioning us to capture current and future growth opportunities, realize improved operating efficiencies, and control and reduce costs.

The COVID-19 pandemic continued to significantly impact the global economy during much of 2021—and it impacted OCC as well. As we began the fiscal year, demand for our products continued to be hindered by the pandemic. As product demand began to grow during our second quarter, new macroeconomic pandemic-related challenges arose—in particular supply chain disruption and a tight labor market.

The OCC team met these emerging challenges with creative problem-solving and a focus on serving our customers, and protecting and strengthening our operational effectiveness.

I am incredibly grateful for the OCC team and their dedication and tireless efforts this past year. It is their resilience, perseverance and hard work that has enabled OCC to navigate these turbulent times and to well-position OCC for fiscal year 2022.

My sincere and continued thank you to every member of the OCC team and their families!

Successful Execution Driving Improved Results

Our results this year demonstrate our successful execution of our ongoing initiatives to strengthen OCC through the pandemic and for the long-term:

●

Capturing Growth Opportunities. Net sales for fiscal year 2021 increased 7.0% to $59.1 million, compared to consolidated net sales of $55.3 million for fiscal year 2020. Our net sales growth accelerated mid-second quarter of fiscal 2021. During OCC’s second, third and fourth quarters of fiscal year 2021, our net sales increased 5.9%, 14.6% and 14.4%, respectively, in each case compared to the same periods in fiscal year 2020.

Our sales growth was driven by our ongoing sales, business development and marketing initiatives creating opportunities, as well as the easing of pandemic pressures on demand for our products beginning in the second quarter of fiscal 2021. Our sales order backlog/forward load more than doubled by the end of fiscal 2021 compared to the beginning of the year, as our sales orders and opportunities outpaced our material availability and labor capacity.

Direct and indirect impacts of the COVID-19 pandemic created these production capacity challenges (particularly beginning in our third fiscal quarter), which we believe prevented us from capturing even bigger increases in sales. These challenges, which affected many other companies as well, included supply chain disruption that resulted in longer lead times and increased costs for certain raw materials, a tight labor market for additional personnel needed to increase production volumes, and increases in other production costs.

We remain encouraged by the continued demand for our products and the effectiveness of our growth strategies, as these impacts of the pandemic continue to recede.

Optical Cable Corporation (OCC)

●

Realizing Operating Efficiencies. We achieved gross profit of $16.3 million for fiscal year 2021, compared to $14.1 million for fiscal year 2020, an increase of 15.5%. Gross profit margin (gross profit as a percentage of net sales) was 27.5% during fiscal year 2021, compared to 25.5% for fiscal year 2020. Gross profit margin was 30.6%, 26.2% and 31.8% during the second, third and fourth quarters of fiscal year 2021, respectively.

In fiscal 2021, our gross profit improved as we realized benefits resulting from prior and ongoing manufacturing initiatives to improve manufacturing throughput, efficiency and flexibility, and from our improved sales performance and operating leverage as fixed production costs were spread over higher production volumes.

Notably, OCC’s gross profit increased at a faster rate than our increase in net sales during fiscal 2021, positively impacted by our operating leverage, even as we experienced material availability challenges and cost increases—both of which impacted operating efficiency during the second half of fiscal year 2021.

●

Reducing and Controlling Costs. Throughout 2021, we continued to focus on operating as efficiently as possible. Selling, General and Administrative expenses decreased $1.0 million, or 5.2%, to $18.2 million during fiscal year 2021, compared to $19.2 million during fiscal year 2020.

Our decrease in SG&A expenses this year followed the significant decrease of $4.2 million, or 17.9%, to $19.2 million in fiscal year 2020, compared to $23.4 million in fiscal year 2019. SG&A expenses as a percentage of net sales were 30.8% during fiscal year 2021, down from 34.8% during fiscal year 2020.

OCC also benefited from a Small Business Administration Payroll Protection Program loan (received in April 2020 and forgiven in full in July 2021), and Employee Retention Tax Credits. During critical periods of the COVID-19 pandemic, the loan and tax credits enabled OCC to preserve employee jobs and maintain our operational readiness, including our ability to service critical infrastructure customers such as the U.S. military and healthcare providers.

Leveraging Our Core Strengths to Create Long-term Value

Optical Cable Corporation remains uniquely positioned in the fiber optic and copper cabling and connectivity industry with differentiated core strengths and capabilities that enable OCC to offer top-tier products and application solutions and to successfully compete against much larger competitors.

OCC’s core strengths and capabilities include:

●

Wide range of fiber optic and copper cabling and connectivity products and solutions that enable OCC to deliver products and solutions that meet our customers’ unique needs and that are well suited for the applications in our targeted markets. The range of OCC’s product offerings is extensive, with OCC often competing with different competitors in OCC’s different targeted markets.

●

Enviable market positions, brand recognition, as well as the loyalty of and our relationships with customers, decision makers, and end-users across a broad range of targeted markets—including the enterprise, industrial, broadcast, mining, oil & gas, alternative energy, military and other harsh environment and specialty markets, as well as the wireless carrier market.

●	Broad and diverse geographic footprint with OCC selling into approximately 50 countries every year.

●

Extensive industry experience and expertise with OCC’s engineering, sales and business development teams well-respected for their product and application experience and expertise that enables OCC to create its portfolio of innovative, high performance products and associated intellectual property.

Optical Cable Corporation (OCC)

●	Impressive manufacturing knowledge and experience of our manufacturing, quality and engineering teams and the significant production capacity of our facilities.

Many of the costs OCC incurs to maintain and build upon our strengths and capabilities, along with our public company costs, are fixed. As a result, as OCC grows net sales, gross profit and profitability tend to increase at a faster rate than the rate of increase of net sales. This creates operating leverage for OCC as fixed production costs and fixed SG&A expenses remain relatively stable, and are spread over higher net sales levels.

We are confident leveraging OCC’s core strengths and capabilities enables us to deliver long-term value for shareholders.

Looking Forward to Fiscal Year 2022

As we begin fiscal year 2022, we are optimistic and excited by the opportunities before us.

Customer demand in OCC’s markets has significantly improved. And, we are beginning to see other impacts of the COVID-19 pandemic recede with some improvements in the availability of certain raw materials in our supply chains, and some improvements in recruiting additional members to our manufacturing team.

OCC is well-positioned to capitalize on existing and new revenue opportunities as the impacts of the pandemic on supply chains, labor availability and the global economy recede.

We are hopeful that these trends will continue, and we will continue to monitor potential and developing impacts of COVID-19, including new emerging variants, on OCC’s business and the global economy.

We appreciate the opportunity to meet the evolving needs of our customers, installers, specifiers and end-users—and are proud to provide OCC’s top-tier solutions, products, application and technical expertise.

OCC remains committed to leveraging our core strengths and capabilities, and executing our strategies and initiatives to create long-term value for our shareholders.

We appreciate and thank you for your investment and continued trust in OCC! Be safe!

And, as we say, “Go OCC!”

Neil D. Wilkin, Jr. Chairman of the Board, President and Chief Executive Officer December 14, 2021

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military, and wireless carrier industry market sectors); economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sector, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from: (i) high volatility within various geographic markets, within targeted markets and industries, for certain types of products, and/or with certain customers (whether related to the market generally or to specific customers’ business in particular), (ii) timing of large sales orders, and (iii) high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, any current or potential future military conflicts, and acts of civil unrest; changes in the level of spending by the United States government, including, but not limited to military spending; ability to recruit and retain key personnel; poor labor relations; increasing labor costs; delays, extended lead times and/or changes in availability of needed raw materials, equipment and/or supplies; shipping and other logistic challenges; impact of inflation on costs and ability to pass along any increased costs to customers; impact of rising interest rates increasing the cost of capital; impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including costs to limit such risks; the impact of data privacy laws and the General Data Protection Regulation and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; impact of new or changed government laws and regulations on healthcare costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with covenants with our lenders; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; impact of weather, natural disasters and/or epidemic or pandemic diseases (such as COVID-19) in the areas of the world in which we operate, market our products and/or acquire raw materials, including the impact of any present or future government mandates, travel restrictions, shutdowns or other regulations regarding any epidemic or pandemic diseases; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

We caution readers that the foregoing list of important factors is not exclusive. Furthermore, we incorporate by reference those factors included in current reports on Form 8‑K, and/or in our other filings.

Dollar amounts presented in the following discussion have been rounded to the nearest hundred thousand, except in the case of amounts less than one million and except in the case of the table set forth in the “Results of Operations” section, the amounts in which both cases have been rounded to the nearest thousand.

Overview of COVID-19 Effects

The COVID-19 pandemic continued to have a significant impact on businesses and individuals in the United States and globally throughout much of 2021—including OCC. Actions taken by governments and private industry to limit the spread of the disease (including its variant strains) have resulted in the disruption of normal activities as businesses were forced to modify the way they conducted business or operate on a limited basis. When demand for products and services began to increase during 2021, the direct and indirect impacts of the COVID-19 pandemic created other challenges impacting supply chains, availability of personnel and costs.

Since the beginning of the COVID-19 pandemic, OCC’s sales, production volumes and costs have been significantly impacted. As sales and production volume increased during fiscal year 2021, OCC began to experience supply chain challenges (including availability of materials, increased lead times, and increased costs) for certain of the raw materials used for manufacturing─particularly beginning in our fiscal third quarter. We also began to experience some challenges recruiting additional personnel. OCC’s team has successfully mitigated (to a certain extent) the impacts of these new challenges. We believe these challenges will continue into fiscal year 2022.

Optical Cable Corporation (OCC)

Since March 2020, each of our three facilities have been open and operating. OCC’s workforce was classified a “Defense Industrial Base Essential Critical Infrastructure Workforce” under guidelines from the U.S. Department of Defense and an “Essential Critical Infrastructure Workforce” under guidelines by the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency (CISA).

OCC continues to maintain certain protocols at each of our facilities in response to the continued uncertainty of the impact of COVID-19, including, but not limited to: limiting business travel and face-to-face meetings, having a portion of our non-manufacturing employees work remotely, and implementing strict social distancing, symptom self-assessments, and sanitation and mask protocols within our facilities. When employees have contracted COVID-19, we have also used contact tracing to have personnel quarantine and be tested to avoid any spread of the disease at our facilities. To date, these efforts have been successful with no known transmission of COVID-19 between any personnel at our facilities. We have strongly encouraged all of our employees to be vaccinated, but have not implemented a vaccination mandate at this time.

OCC’s pandemic team monitors the latest guidance from the Centers for Disease Control and Prevention (“CDC”), federal, state and other regulatory agencies, works to secure personal protective equipment, finds ways to help mitigate risk and identifies opportunities for us to meet or exceed health and safety guidelines and recommended protocols.  We believe we have followed and are continuing to follow or exceed all CDC and public officials’ guidelines as such guidelines have changed from time to time during the pandemic.

We began to see positive indicators of future strengthening in many of our markets beginning in the middle of our fiscal second quarter and continuing through our fourth quarter of fiscal year 2021, with increasing sales and production volumes compared to those in fiscal year 2020. We have also begun to see increases in our sales order backlog/forward load and drawdowns of finished goods inventories to fill incoming orders. We believe that we will continue to benefit from improvement in our markets during fiscal year 2022; however, we cannot fully anticipate or reasonably estimate the continuing impacts of the pandemic on our various markets and customers, including impacts from emerging variants of COVID-19 (such as the Delta and Omicron variants) in our various markets.

The extent to which the COVID-19 pandemic will affect OCC in the future will depend on ongoing developments, which are still uncertain, including, but not limited to: the duration and severity of the outbreak; the timing of recovery in certain of OCC’s markets; any resurgence of the virus (including its variant strains); the successful distribution and administration of any current or future vaccines and boosters; any government mandates, travel restrictions, shutdowns or other regulations related to COVID-19 impacting the markets in which we operate, market our products and/or acquire materials; as well as a variety of other unknowable factors.

Since we cannot predict the duration or scope of the pandemic, we cannot fully anticipate or reasonably estimate all the ways in which the current global health crisis and financial market conditions could adversely impact our business in the future.

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. Our product offerings include designs for uses ranging from enterprise network, data center, residential, campus and Passive Optical LAN (“POL”) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical and broadcast applications, as well as the wireless carrier market. Our products include fiber optic and copper cabling, hybrid cabling (which includes fiber optic and copper elements in a single cable), fiber optic and copper connectors, specialty fiber optic, copper and hybrid connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multimedia boxes, fiber optic reels and accessories and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

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

Summary of Company Performance for Fiscal Year 2021

●

The COVID-19 pandemic continued to significantly impact the global economy during much of 2021 and continued to impact OCC as well. As demand for products began to increase in the second quarter of fiscal year 2021, other challenges arose (particularly beginning in the third quarter), including supply chain challenges (availability, increased lead times and increased costs) for certain raw materials, challenges recruiting additional personnel and other cost increases. As demand for our products continued to increase during fiscal year 2021, our sales order backlog/forward load more than doubled.

Optical Cable Corporation (OCC)

●

Consolidated net sales for fiscal year 2021 increased 7.0% to $59.1 million, compared to consolidated net sales of $55.3 million for fiscal year 2020. Net sales decreased 7.8% during the fiscal first quarter, and net sales increased 5.9%, 14.6% and 14.4% during our second, third and fourth fiscal quarters of fiscal year 2021, respectively, in each case compared to the same periods in fiscal year 2020.

●	Gross profit was $16.3 million for fiscal year 2021, compared to $14.1 million for fiscal year 2020, an increase of 15.5%.

●

Gross profit margin (gross profit as a percentage of net sales) was 27.5% during fiscal year 2021, compared to 25.5% for fiscal year 2020. Gross profit margin was 30.6%, 26.2% and 31.8% during the second, third and fourth quarters of fiscal year 2021, respectively.

●

SG&A expenses decreased $1.0 million, or 5.2%, to $18.2 million during fiscal year 2021, compared to $19.2 million during fiscal year 2020. This followed an SG&A expenses decrease of $4.2 million, or 17.9%, to $19.2 million in fiscal year 2020, compared to $23.4 million in fiscal year 2019. SG&A expenses as a percentage of net sales were 30.8% during fiscal year 2021 and 34.8% during fiscal year 2020.

●	Net income was $6.6 million, or $0.87 per share, during fiscal year 2021, compared to a net loss of $6.1 million, or $0.83 per share, for fiscal year 2020.

●

On July 1, 2021, the SBA forgave the entire balance of the SBA Paycheck Protection Program loan (PPP Loan) (including accrued interest). As a result, OCC recognized a gain on the extinguishment of debt of approximately $5.0 million, which is reflected under other income (expense), net.

●

During fiscal year 2021, we recognized a $4.3 million Employee Retention Tax Credit (ERTC), which is reflected as income under other income (expense), net. As of October 31, 2021, we have a $2.2 million receivable for ERTC still to be refunded.

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

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix. To the extent not impacted by product mix, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales. Hybrid cables (containing fiber and copper) with higher copper content tend to have lower gross profit margins.

Optical Cable Corporation (OCC)

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

Other income (expense), net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations. In fiscal year 2021, other income (expense), net includes the gain on the extinguishment of debt (including accrued interest) of an unsecured United States Small Business Administration (“SBA”) Paycheck Protection Program loan (“PPP Loan”) under the March 2020 Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and the Employee Retention Tax Credit (“ERTC”) under the CARES Act, as subsequently amended.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2021	2020	Change	2020	2019	Change
Net sales	$59,100,000	$55,300,000	7.0%	$55,300,000	$71,300,000	(22.5)%
Gross profit	16,300,000	14,100,000	15.5	14,100,000	18,300,000	(23.0)
SG&A expenses	18,200,000	19,200,000	(5.2)	19,200,000	23,400,000	(17.9)
Net income (loss)	6,600,000	(6,100,000)	208.0	(6,100,000)	(5,700,000)	8.0

Net Sales

Consolidated net sales for fiscal year 2021 were $59.1 million, an increase of 7.0% compared to net sales of $55.3 million for fiscal year 2020. We experienced an increase in net sales in the wireless carrier and enterprise markets in fiscal year 2021, compared to fiscal year 2020, partially offset by decreases in other specialty markets.

We believe net sales during fiscal year 2021, specifically beginning in our second fiscal quarter, were positively impacted by the continued lifting of some restrictions and the reopening of certain markets that had been negatively impacted by the COVID-19 pandemic. When demand for products and services began to increase during 2021, the direct and indirect impacts of the COVID-19 pandemic created other challenges (particularly beginning in the third fiscal quarter) that we believe hampered additional increases in net sales. These challenges include supply chain challenges (availability, increased lead times and increased costs) for certain raw materials, challenges recruiting additional personnel to increase production volumes, and other cost increases. While OCC believes it took actions intended to mitigate the impact of these challenges on production volume, as demand for our products increased during fiscal year 2021, our sales order backlog/forward load more than doubled as we necessarily increased our lead times to customers. We believe that we will continue to see a trend of improving demand for our products and net sales to the extent the direct and indirect impacts of the COVID-19 pandemic on our customers, suppliers, workforce and end-users decline.

Optical Cable Corporation (OCC)

We are continuing to see some positive indicators of future strengthening in some of our markets and believe we will continue to benefit from improvement in our markets in fiscal year 2022; however, we cannot fully anticipate or reasonably estimate the continuing impacts of the pandemic on our various markets and customers, including impacts from emerging variants of COVID-19 (such as the Delta and Omicron variants) in our various markets.

We experienced a decrease in net sales in both our enterprise and specialty markets, including the wireless carrier market, in fiscal year 2020 compared to fiscal year 2019. Our net sales during fiscal year 2020 were negatively impacted by the COVID-19 pandemic as certain businesses limited operations and/or reduced or delayed product purchases. While net sales for both our enterprise markets and our specialty markets were negatively impacted by the pandemic during fiscal year 2020, our specialty markets were most significantly impacted—with net sales declining 30.0% compared to the prior year. Net sales in our enterprise markets decreased 11.4% in fiscal year 2020, compared to fiscal year 2019. Additionally, contributing to the decrease in net sales during fiscal 2020 was the fact that we fulfilled a number of large orders from one customer in the wireless carrier market in fiscal 2019 that did not recur at the same levels in fiscal 2020. Net sales to this customer decreased 6.1 million dollars in fiscal 2020. Historically, net sales to this customer have been volatile from quarter to quarter and from year to year.

Net sales to customers outside of the United States were approximately 18%, 19% and 18% of total net sales for fiscal years 2021, 2020 and 2019, respectively. Net sales to customers in the United States increased 8.7% while net sales to customers outside of the United States decreased less than one percent in fiscal year 2021, compared to last year.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, and excluding other volatility, we would normally expect 48% of total net sales to occur during the first half of a fiscal year and 52% of total net sales to occur during the second half of a fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be substantially altered during any quarter or year, as was the case in fiscal years 2020 and 2019, by the quarterly and annual volatility of orders received for the wireless carrier market, the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users, and macroeconomic conditions. Additionally, we believe our seasonality pattern in fiscal year 2021 was impacted by the COVID-19 pandemic, resulting in lower net sales at the start of the fiscal year and higher net sales beginning in the second quarter of the fiscal year as some restrictions were lifted and certain markets reopened. This resulted in 47% of total net sales occurring in the first half of fiscal year 2021 and 53% of total net sales occurring in the second half of fiscal year 2021. While we believe seasonality may be a factor that impacts our quarterly net sales results, particularly when excluding the volatility of sales in the wireless carrier market, we are not able to reliably predict net sales based on seasonality because these other factors can also, and often do, substantially impact our net sales patterns during the year.

Gross Profit

Gross profit was $16.3 million in fiscal year 2021, compared to gross profit of $14.1 million in fiscal year 2020, an increase of 15.5%. Gross profit margin, or gross profit as a percentage of net sales, was 27.5% in fiscal year 2021 compared to 25.5% in fiscal year 2020. Generally, gross profit margin improved during fiscal year 2021. Gross profit margin was 19.4%, 30.6%, 26.2% and 31.8% during the first, second, third and fourth quarters of fiscal year 2021, respectively.

Our gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales. This operating leverage, which is beneficial at higher sales levels, positively impacted our gross profit margin during fiscal year 2021, particularly beginning in the second fiscal quarter. Additionally, actions that we took in fiscal years 2020 and 2019 contributed to the increase in our gross profit margin in fiscal year 2021, resulting in an improved gross profit margin when compared to fiscal year 2020. Our gross profit margin percentages are also heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix from quarter to quarter.

Optical Cable Corporation (OCC)

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

Selling, General and Administrative Expenses

SG&A expenses decreased $1.0 million, or 5.2%, to $18.2 million during fiscal year 2021, compared to $19.2 million for fiscal year 2020. This followed an SG&A expenses decrease of $4.2 million, or 17.9%, to $19.2 million in fiscal year 2020, compared to $23.4 million in fiscal year 2019. SG&A expenses as a percentage of net sales were 30.8% in fiscal year 2021, compared to 34.8% in fiscal year 2020.

The decrease in SG&A expenses during fiscal year 2021 compared to last year was primarily the result of decreases in employee and contracted sales personnel related costs totaling $787,000, decreases in bad debt expense totaling $414,000, decreases in travel expenses totaling $103,000 and decreases in marketing expenses totaling $102,000. Included in employee and contracted sales personnel related costs are compensation costs which decreased primarily due to terminations, net of new hires, which were impacted by our ongoing cost control initiatives. During fiscal year 2020, our bad debt expense increased due to collectability of certain customer accounts during the COVID-19 pandemic environment, after which our bad debt expense significantly decreased as it returned to a more typical level in fiscal year 2021. Travel expenses and marketing expenses decreased primarily due to the decrease in business travel and the continuing cancellation of tradeshows during fiscal year 2021 due to the COVID-19 pandemic. The decreases in SG&A expenses include the impact of our ongoing cost control initiatives.

SG&A expenses decreased 17.9% to $19.2 million during fiscal year 2020, compared to $23.4 million for fiscal year 2019. SG&A expenses as a percentage of net sales were 34.8% in fiscal year 2020, compared to 32.9% in fiscal year 2019, as net sales decreased at a higher rate than the decrease in SG&A expenses due to the impact of the COVID-19 pandemic on net sales.

The decrease in SG&A expenses during fiscal year 2020 compared to fiscal year 2019 was primarily the result of decreases in employee related SG&A costs totaling $2.9 million, decreases in travel expenses totaling $530,000, decreases in shipping costs totaling $464,000 and decreases in marketing expenses totaling $425,000. Included in employee related costs are employee incentives and commissions which decreased due to the financial results during fiscal year 2020 and decreases in compensation costs primarily due to terminations, net of new hires. Shipping costs decreased due to the decrease in net sales in fiscal year 2020 compared to fiscal year 2019. Both marketing and travel expenses decreased due to the decline/halt in business travel and cancellation of tradeshows during fiscal year 2020 due to the COVID-19 pandemic. The decreases in employee related costs, travel expenses, shipping costs and marketing expenses were partially offset by an increase in bad debt expense totaling $369,000 due to concerns about collectability of certain customer accounts during the COVID-19 pandemic environment and increases in legal and professional fees totaling $242,000 primarily due to non-capitalizable fees associated with legal advice related to, among other things, various financing strategies under consideration by us as well as certain related professional services. The decreases in SG&A expenses include the impact of our ongoing cost control initiatives.

Optical Cable Corporation (OCC)

Royalty Income (Expense), Net

We recognized royalty income, net of royalty and related expenses, totaling $37,000 during fiscal year 2021, compared to royalty expense, net of royalty income, totaling $332,000 during fiscal year 2020. Royalty income and/or expense may fluctuate based on sales of licensed products and estimates of amounts for non-licensed product sales, if any.

We recognized royalty expense, net of royalty income, totaling $332,000 during fiscal year 2020, compared to royalty income, net of royalty and related expenses totaling $7,000 during fiscal year 2019.

Amortization of Intangible Assets

We recognized $46,000 of amortization expense, associated with intangible assets, during fiscal year 2021, compared to $42,000 during fiscal year 2020 and $39,000 during fiscal year 2019.

Other Income (Expense), Net

We recognized other income, net of $8.6 million in fiscal year 2021, compared to other expense, net of $570,000 in fiscal year 2020. Other income, net for fiscal year 2021 is comprised primarily of the gain on the extinguishment of our PPP Loan (including accrued interest) totaling $5.0 million and the ERTC of $4.3 million, partially offset by interest expense on our revolving credit facility and term loans, and by other miscellaneous items. The change in other income, net during fiscal year 2021 compared to the same period last year was primarily due to the extinguishment of our PPP Loan (including accrued interest) and the ERTC.

The ERTC, created in the March 2020 Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and then subsequently amended by the Consolidated Appropriation Act (“CAA”) of 2021, the American Rescue Plan Act (“ARPA”) of 2021 and the Infrastructure Investment and Jobs Act (“IIJA”) of 2021, is a refundable payroll credit for qualifying businesses keeping employees on their payroll during the COVID-19 pandemic.  Under CAA, ARPA and IIJA amendments, employers can claim a refundable tax credit against the employer share of social security tax equal to 70% of the qualified wages (including certain health care expenses) paid to employees after December 31, 2020 through September 30, 2021.  Qualified wages are limited to $10,000 per employee per calendar quarter in 2021 so the maximum ERTC available is $7,000 per employee per calendar quarter.

OCC is an eligible small employer under the gross receipts decline test when comparing the first calendar quarter of 2021 to the same quarter in calendar year 2019, which qualifies us to claim ERTC in both the first and second calendar quarters of 2021. During fiscal year 2021, we recognized a refundable payroll tax credit totaling $4.3 million. We do not expect any additional credits. As of October 31, 2021, OCC has $2.2 million in recognized ERTC still to be refunded.

We recognized other expense, net of $570,000 in fiscal year 2020 compared to $513,000 in fiscal year 2019. Other expense, net for fiscal year 2020 is comprised of: interest expense totaling $570,000 related primarily to: borrowings under our revolving credit facilities and our two real estate term loans (for monies borrowed in connection with the acquisition of SMP Data Communications, now OCC’s Asheville facility); other interest incurred in the normal course of business; and other miscellaneous items which may fluctuate from period to period. The increase in other expense, net during fiscal year 2020 compared to fiscal year 2019 was primarily due to increased interest expense resulting from the amortization of deferred financing fees related to our new Revolving Credit Master Promissory Note and related agreements (collectively, the “Revolver”) with North Mill Capital, LLC (now doing business as SLR Credit, “SLR”).

 Optical Cable Corporation (OCC)

Income (Loss) Before Income Taxes

We reported income before income taxes of $6.6 million for fiscal year 2021 compared to a loss before income taxes of $6.1 million for fiscal year 2020. The change was primarily due to the gain on the extinguishment of the PPP Loan (including accrued interest) of $5.0 million, the ERTC of $4.3 million, the increase in gross profit of $2.2 million and the decrease in SG&A expenses of $1.0 million compared to fiscal year 2020.

We reported a loss before income taxes of $6.1 million for fiscal year 2020 compared to $5.7 million for fiscal year 2019. This increase was primarily due to the decrease in gross profit of $4.2 million and the increase in royalty expense, net of $338,000, partially offset by the decrease in SG&A expenses of $4.2 million in fiscal year 2020 compared to fiscal year 2019.

Income Tax Expense (Benefit)

Income tax benefit totaled $20,000 in fiscal year 2021, compared to income tax expense of $18,000 in fiscal year 2020. Our effective tax rate was less than negative one percent for fiscal years 2021 and 2020.

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

If we generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the removal of any valuation allowance against our net deferred tax asset is appropriate, then during the period in which such determination is made, we will recognize the non-cash benefit of such removal of the valuation allowance in income tax expense on our consolidated statement of operations, which will increase net income and will also increase the net deferred tax asset on our consolidated balance sheet. If we do not generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the reduction or removal of any valuation allowance against our net deferred tax asset is appropriate, then no such non-cash benefit would be realized. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets. As of October 31, 2021, the valuation allowance against our total gross deferred tax assets totals $4.3 million. In fiscal year 2021, OCC’s PPP Loan forgiveness is not included in U.S. federal taxable income, while the net benefit of the ERTC is taxable due to certain U.S. federal expense disallowance rules in connection with the ERTC.

See also “Critical Accounting Policies and Estimates” below and Note 12 to the Consolidated Financial Statements.

Optical Cable Corporation (OCC)

Net Income (Loss)

Net income for fiscal year 2021 was $6.6 million compared to a net loss of $6.1 million for fiscal year 2020. This change was primarily due to the increase in income before income taxes of $12.7 million in fiscal year 2021, compared to fiscal year 2020.

Net loss for fiscal year 2020 was $6.1 million compared to $5.7 million for fiscal year 2019. This increase was primarily due to the increase in loss before income taxes of $428,000 in fiscal year 2020, compared to fiscal year 2019.

Financial Condition

Total assets increased $1.4 million, or 3.7%, to $37.9 million at October 31, 2021, from $36.6 million at October 31, 2020. This increase was primarily due to a $2.2 million increase in other receivables due to the ERTC and an $815,000 increase in trade accounts receivable, net, resulting from the increase in net sales in the fourth quarter of fiscal year 2021 when compared to the fourth quarter of fiscal year 2020, partially offset by a $796,000 decrease in inventories due largely as the result of the timing of certain raw material purchases as well as improved sales, including stock inventory that was not replenished to previous levels as production volumes for sales orders increased.

Total liabilities decreased $5.6 million, or 26.2%, to $15.7 million at October 31, 2021, from $21.3 million at October 31, 2020. The decrease in total liabilities was due primarily to a decrease in the PPP Loan totaling $5.0 million as a result of the forgiveness of the loan on July 1, 2021 and net repayments on our Revolver totaling $1.5 million, partially offset by an increase in accounts payable and accrued expenses totaling $1.4 million primarily resulting from the timing of raw material purchases and certain vendor payments.

Total shareholders’ equity at October 31, 2021 increased $6.9 million, or 45.5%, during fiscal year 2021. The increase resulted from net income of $6.6 million, and share-based compensation, net, of $336,000.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements, make payments on our Revolver and make principal payments on long-term debt. Our primary source of capital for these purposes has been existing cash, cash provided by operations (which was positively impacted by the ERTC during fiscal year 2021), borrowings under our Revolver, and the PPP Loan (during fiscal year 2020).

As of October 31, 2021 and 2020, we had an outstanding loan balance under our Revolver totaling $3.5 million and $5.0 million, respectively. As of October 31, 2021 and 2020, we had outstanding loan balances, excluding our Revolver, totaling $4.9 million and $10.1 million, respectively.

Our cash totaled $132,000 and $141,000 as of October 31, 2021 and 2020, respectively. For the year ended October 31, 2021, net cash provided by operating activities of $2.1 million was offset by net cash used in financing activities of $1.9 million, and capital expenditures totaling $166,000.

On October 31, 2021, we had working capital of $21.4 million, compared to $19.1 million as of October 31, 2020. The ratio of current assets to current liabilities as of October 31, 2021, was 4.5 to 1 compared to 4.0 to 1 as of October 31, 2020. The increase in working capital and in the current ratio was primarily due to the increase in other receivables of $2.2 million due to the ERTC, the $815,000 increase in trade accounts receivable, net, the $1.6 million decrease in the current portion of the PPP Loan, partially offset by the $796,000 decrease in inventories and the $1.4 million increase in accounts payable and accrued expenses.

Optical Cable Corporation (OCC)

Net Cash

Net cash provided by operating activities was $2.1 million in fiscal year 2021, compared to net cash used in operating activities of $3.6 million in fiscal year 2020 and $284,000 in fiscal year 2019.

Net cash provided by operating activities during fiscal year 2021 primarily resulted from net income of $6.6 million, plus net adjustments to reconcile net income to net cash provided by operating activities, including depreciation and amortization of $1.2 million and share-based compensation expense of $336,000. Additionally, the cash flow impact of increases in accounts payable and accrued expenses of $1.4 million and decreases in inventories totaling $796,000 further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by an adjustment to reconcile net income of $6.6 million to net cash provided by operating activities for the gain related to the forgiveness of the principal amount of the PPP Loan totaling $5.0 million, an increase in other receivables totaling $2.2 million and the cash flow impact of increases in trade accounts receivable, net of $825,000.

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

Net cash used in investing activities totaled $193,000 in fiscal year 2021 compared to $168,000 in fiscal year 2020 and $550,000 in fiscal year 2019. Net cash used in investing activities during fiscal years 2021, 2020 and 2019 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash used in financing activities totaled $1.9 million in fiscal year 2021 compared to net cash provided by financing activities totaling $3.3 million in fiscal year 2020 and $1.2 million in fiscal year 2019.

Net cash used in financing activities in fiscal year 2021 resulted primarily from net repayments on our Revolver totaling $1.5 million and principal payments on long-term debt totaling $312,000. Net cash provided by financing activities in fiscal year 2020 resulted from proceeds received from the PPP Loan totaling $5.0 million and advances on our revolving lines of credit totaling $19.9 million, partially offset by payments on our revolving lines of credit totaling $20.6 million, principal payments on long-term debt totaling $743,000 and deferred financing costs of $252,000. Net cash provided by financing activities in fiscal year 2019 resulted primarily from proceeds from a note payable to our bank under our line of credit, net of repayments, totaling $2.7 million, partially offset by payroll taxes withheld and remitted totaling $943,000 related to the vesting of restricted stock, and principal payments on long-term debt totaling $511,000.

Optical Cable Corporation (OCC)

On July 14, 2015, our Board of Directors approved a plan to purchase and retire up to 400,000 shares of our common stock, or approximately 6.0% of the shares then outstanding (the “Repurchase Plan”). When the Repurchase Plan was approved, we had anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase or plan expiration. As of October 31, 2021, we had 398,400 shares remaining to purchase under this Repurchase Plan, and we have made no specific determination whether and over what period these shares may or may not be purchased. Until future notice, we have no current plans to repurchase and retire our common stock and have suspended the Repurchase Plan.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”), and a Revolving Credit Master Promissory Note and related agreements (collectively, the Revolver).

Effective July 15, 2021, Northeast Bank purchased both the Virginia Real Estate Loan and the North Carolina Real Estate Loan from Pinnacle Bank (“Pinnacle”), with all the terms of the real estate loans remaining the same. The real estate loans have a fixed interest rate of 3.95% and are secured by a first lien deed of trust on the Company’s real property.

In fiscal year 2020, we obtained an unsecured PPP Loan through Pinnacle in the amount of $5.0 million. The loan was made through the United States Small Business Administration (SBA) as part of the Payroll Protection Plan (PPP) under the CARES Act. The interest rate was fixed at 1.00% per year, and the Company accrued interest of $60,323 on the PPP Loan. Under the CARES Act and the Paycheck Protection Program Flexibility Act of 2020, all or a portion of this loan (principal and interest) would be forgiven if certain requirements were met. We met these requirements and applied for forgiveness of the entire balance of the loan (including accrued interest), submitting an application to Pinnacle on February 22, 2021. On July 1, 2021, the SBA forgave the entire balance of the PPP Loan (including accrued interest). As a result, we recognized a gain on the extinguishment of debt of approximately $5.0 million during fiscal year 2021.

Our Revolver with North Mill Capital LLC (now doing business as SLR Business Credit, (SLR)) provides us with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5.0 million, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1.5 million.

The maximum aggregate principal amount subject to the Revolver is $18.0 million. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2021, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 4.75% rate at October 31, 2021). The initial term of the Revolver is three years, with a termination date of July 24, 2023. After the initial term and unless otherwise terminated, the loan may be extended in one year periods subject to the agreement of SLR.

The Revolver is secured by all of the following assets: properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of SLR; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of SLR as security for the obligations under the Loan Agreement.

Optical Cable Corporation (OCC)

As of October 31, 2021, we had $3.5 million of outstanding borrowings on our Revolver and $4.4 million in available credit. As of October 31, 2020, we had $5.0 million of outstanding borrowings on our Revolver and $1.6 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2021. We expected capital expenditures in fiscal year 2021 would not exceed $750,000. We incurred capital expenditures totaling $166,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, and other capitalizable expenditures for property, plant and equipment for fiscal year 2021.

During our 2022 fiscal year budgeting process, we included an estimate for capital expenditures of $1.5 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our Revolver, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2021. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

Future Cash Flow Considerations

We believe that our cash flow from operations, our cash on hand and our existing Revolver will be adequate to fund our operations for at least the next twelve months.

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

Optical Cable Corporation (OCC)

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the years ended October 31, 2021, 2020 and 2019.

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

Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2021 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of ASU 2019-12 is not expected to have a material impact on our results of operations, financial position or liquidity or our related financial statement disclosures.

Optical Cable Corporation (OCC)

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2021.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets
October 31, 2021 and 2020

	October 31,
	2021	2020
Assets
Current assets:
Cash	$132,249	$140,839
Trade accounts receivable, net of allowance for doubtful accounts of $61,527 in 2021 and $524,617 in 2020	8,376,000	7,561,334
Income taxes refundable - current	—	25,003
Other receivables	2,204,456	23,145
Inventories	16,303,808	17,099,767
Prepaid expenses and other assets	549,350	472,516
Total current assets	27,565,863	25,322,604
Property and equipment, net	7,912,851	8,811,863
Intangible assets, net	646,860	665,731
Other assets, net	1,790,956	1,757,614
Total assets	$37,916,530	$36,557,812
Liabilities and Shareholders’ Equity
Current liabilities:
Note payable, SBA PPP Loan - current	$—	$1,615,404
Current installments of long-term debt	324,840	312,109
Accounts payable and accrued expenses	4,275,880	2,861,343
Accrued compensation and payroll taxes	1,553,771	1,463,307
Income taxes payable	13,121	13,986
Total current liabilities	6,167,612	6,266,149
Note payable, SBA PPP Loan - noncurrent	—	3,365,996
Note payable, revolver - noncurrent	3,465,908	4,988,660
Long-term debt, excluding current installments	4,528,611	4,853,457
Other noncurrent liabilities	1,548,446	1,823,632
Total liabilities	15,710,577	21,297,894
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,897,477 shares in 2021 and 7,537,087 shares in 2020	14,337,649	14,002,130
Retained earnings	7,868,304	1,257,788
Total shareholders’ equity	22,205,953	15,259,918
Commitments and contingencies
Total liabilities and shareholders’ equity	$37,916,530	$36,557,812

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2021, 2020 and 2019

	Years Ended October 31,
	2021	2020	2019
Net sales	$59,136,294	$55,277,400	$71,324,446
Cost of goods sold	42,862,215	41,191,022	53,019,699
Gross profit	16,274,079	14,086,378	18,304,747
Selling, general and administrative expenses	18,239,152	19,245,502	23,434,360
Royalty (income) expense, net	(37,261)	331,934	(6,510)
Amortization of intangible assets	45,511	42,006	38,598
Loss from operations	(1,973,323)	(5,533,064)	(5,161,701)
Other income (expense), net:
Interest expense	(690,384)	(569,812)	(521,142)
Other, net	9,254,325	(307)	7,717
Other income (expense), net	8,563,941	(570,119)	(513,425)
Income (loss) before income taxes	6,590,618	(6,103,183)	(5,675,126)
Income tax expense (benefit)	(19,898)	18,041	(5,805)
Net income (loss)	$6,610,516	$(6,121,224)	$(5,669,321)
Net income (loss) per share - basic and diluted	$0.87	$(0.83)	$(0.77)

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2021, 2020 and 2019

				Total
	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2018	7,694,387	$13,816,140	$12,994,697	$26,810,837
Adoption of accounting standard ASC 606	—	—	61,763	61,763
Share-based compensation, net	(235,055)	37,194	—	37,194
Repurchase and retirement of common stock (at cost)	(351)	—	(1,573)	(1,573)
Net loss	—	—	(5,669,321)	(5,669,321)
Balances at October 31, 2019	7,458,981	$13,853,334	$7,385,566	$21,238,900
Adoption of accounting standard ASU 2018-07	—	6,554	(6,554)	—
Share-based compensation, net	78,106	142,242	—	142,242
Net loss	—	—	(6,121,224)	(6,121,224)
Balances at October 31, 2020	7,537,087	$14,002,130	$1,257,788	$15,259,918
Share-based compensation, net	360,390	335,519	—	335,519
Net income	—	—	6,610,516	6,610,516
Balances at October 31, 2021	7,897,477	$14,337,649	$7,868,304	$22,205,953

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2021, 2020 and 2019

	Years ended October 31,
	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$6,610,516	$(6,121,224)	$(5,669,321)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,206,706	1,427,067	1,720,562
Bad debt expense	10,750	425,055	60,381
Share-based compensation expense	335,519	142,242	980,549
Gain on debt extinguishment─PPP Loan principal	(4,981,400)	—	—
Loss on sale of property and equipment	30,463	10,538	2,058
(Increase) decrease in:
Trade accounts receivable	(825,416)	2,361,208	2,424,912
Other receivables	(2,181,311)	46,582	(7,776)
Income taxes refundable	25,003	25,004	(726)
Inventories	795,959	995,860	(620,872)
Prepaid expenses and other assets	(76,834)	(167,803)	243,778
Other assets	70,081	(8,180)	21,473
Increase (decrease) in:
Accounts payable and accrued expenses	1,357,106	(3,040,820)	2,323,012
Accrued compensation and payroll taxes	90,464	(300,031)	(1,725,732)
Income taxes payable	(865)	(1,396)	(6,284)
Other noncurrent liabilities	(350,153)	652,761	(29,811)
Net cash provided by (used in) operating activities	2,116,588	(3,553,137)	(283,797)
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(166,227)	(120,001)	(487,554)
Investment in intangible assets	(26,640)	(48,457)	(62,843)
Net cash used in investing activities	(192,867)	(168,458)	(550,397)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	—	—	(943,355)
Proceeds from note payable to bank, SBA PPP Loan	—	4,981,400	—
Proceeds from note payable to bank, revolver	—	350,000	2,850,000
Proceeds from note payable, revolver	58,867,884	19,540,233	—
Payments on note payable to bank, revolver	—	(6,000,000)	(200,000)
Payments on note payable, revolver	(60,390,636)	(14,551,573)	—
Principal payments on long-term debt	(312,115)	(743,057)	(510,961)
Payments for financing costs	(91,667)	(251,899)	—
Principal payments on financing lease	(5,777)	—	—
Repurchase of common stock	—	—	(1,573)
Net cash provided by (used in) financing activities	(1,932,311)	3,325,104	1,194,111
Net increase (decrease) in cash	(8,590)	(396,491)	359,917
Cash at beginning of year	140,839	537,330	177,413
Cash at end of year	$132,249	$140,839	$537,330
Supplemental disclosure of cash flow information:
Cash payments for interest	$492,547	$523,292	$515,995
Income taxes paid, net of refunds	$(10,656)	$(9,703)	$30,483
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$33,842	$10,482	$—

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2021, 2020 and 2019

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2021 and 2020, the Company did not have bank deposits in excess of the insured limit.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2021 and 2020, the Company had no cash equivalents.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $1.9 million, $1.7 million and $2.1 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2021, 2020 and 2019, respectively.

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $928,000, $1.1 million and $1.2 million for the fiscal years ended October 31, 2021, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $81,000, $132,000 and $196,000 for the fiscal years ended October 31, 2021, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2021, 2020 and 2019 follows:

	Years ended October 31,
	2021	2020	2019
Balance at beginning of year	$524,617	$99,562	$64,242
Bad debt expense	10,750	425,055	60,381
Losses charged to allowance	(473,840)	—	(25,061)
Balance at end of year	$61,527	$524,617	$99,562

Optical Cable Corporation (OCC)

(3)	Inventories

Inventories as of October 31, 2021 and 2020 consist of the following:

	October 31,
	2021	2020
Finished goods	$4,211,098	$4,663,978
Work in process	4,023,693	4,165,289
Raw materials	7,763,325	8,010,794
Production supplies	305,692	259,706
Total	$16,303,808	$17,099,767

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2021 and 2020 consists of the following:

	October 31,
	2021	2020
Land and land improvements	$3,148,834	$3,148,834
Building and improvements	8,303,055	8,245,585
Machinery and equipment	27,214,996	27,476,894
Furniture and fixtures	904,256	904,256
Construction in progress	171,499	217,137
Total property and equipment, at cost	39,742,640	39,992,706
Less accumulated amortization and depreciation	(31,829,789)	(31,180,843)
Property and equipment, net	$7,912,851	$8,811,863

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $45,511, $42,006 and $38,598 for the years ended October 31, 2021, 2020 and 2019, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be approximately $45,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2021 was $763,718 and $222,910, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2020 was $693,435 and $177,399, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2021 and 2020, the Company’s accrual for estimated product warranty claims totaled $75,000 and $85,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2021, 2020 and 2019 totaled $55,592, $67,150 and $158,426, respectively.

Optical Cable Corporation (OCC)

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2021 and 2020:

	Years ended October 31,
	2021	2020
Balance at beginning of year	$85,000	$120,000
Liabilities accrued for warranties issued during the year	74,555	140,847
Warranty claims paid during the period	(65,592)	(102,150)
Changes in liability for pre-existing warranties during the year	(18,963)	(73,697)
Balance at end of year	$75,000	$85,000

(7)	Long-term Debt and Notes Payable

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”), and a Revolving Credit Master Promissory Note and related agreements (collectively, the “Revolver”).

Effective July 15, 2021, Northeast Bank purchased both the Virginia Real Estate Loan and the North Carolina Real Estate Loan from Pinnacle Bank (“Pinnacle”), with all terms of the real estate loans remaining the same. The real estate loans have a fixed interest rate of 3.95% and are secured by a first lien deed of trust on the Company’s real property.

Long-term debt as of October 31, 2021 and 2020 consists of the following:

	October 31,
	2021	2020
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $31,812, including interest (at 3.95%), with final payment of $3,318,029 due May 1, 2024	$3,899,076	$4,119,850
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $10,963, including interest (at 3.95%), with final payment of $711,773 due May 1, 2024	954,375	1,045,716
Total long-term debt	4,853,451	5,165,566
Less current installments	324,840	312,109
Long-term debt, excluding current installments	$4,528,611	$4,853,457

In fiscal year 2020, the Company obtained an unsecured Paycheck Protection Program loan (“PPP Loan”) implemented by the United States Small Business Administration (“SBA”) through Pinnacle in the amount of $4,981,400. The loan was made through the SBA as part of the PPP under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The interest rate was fixed at 1.00% per year, and the Company accrued interest totaling $60,323 on the PPP Loan during the period the PPP Loan was outstanding. Under the CARES Act and the Paycheck Protection Program Flexibility Act of 2020, all or a portion of the loan (principal and interest) would be forgiven if certain requirements were met. The Company met these requirements and applied for forgiveness of the entire balance of the loan (including accrued interest), submitting an application to Pinnacle on February 22, 2021. On July 1, 2021, the SBA forgave the entire balance of the PPP Loan (including accrued interest). As a result, the Company recognized a gain on the extinguishment of debt totaling $5,041,723 (principal amount of $4,981,400 plus accrued interest totaling $60,323) in fiscal year 2021.

Optical Cable Corporation (OCC)

The Revolver with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”) provides the Company with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5,000,000, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1,500,000.

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2021, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 4.75% rate at October 31, 2021). The initial term of the Revolver is three years, with a termination date of July 24, 2023. After the initial term and unless otherwise terminated, the loan may be extended in one year periods subject to the agreement of SLR.

The Revolver is secured by all of the following assets: properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of SLR; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of SLR as security for the obligations under the Loan Agreement.

As of October 31, 2021, the Company had $3.5 million of outstanding borrowings on its Revolver and $4.4 million in available credit. As of October 31, 2020 the Company had $5.0 million of outstanding borrowings on its Revolver and $1.6 million in available credit.

The aggregate maturities of long-term debt for each of the three years subsequent to October 31, 2021 are: $324,840 in fiscal year 2022, $3,803,998 in fiscal year 2023 and $4,190,521 in fiscal year 2024.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term expires on November 30, 2024.

The Company has an operating lease for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term expires on April 30, 2023.

The Company also leases certain office equipment under operating leases with initial 60 month terms.

In fiscal year 2021, OCC entered into a financing lease for 15 printers to be used in the Roanoke, Virginia manufacturing facility. The lease term expires on August 22, 2026. The right-of-use asset is being amortized on a straight line basis over seven years. When the lease term ends, the remaining net book value of the right-of-use asset will be classified as property and equipment.

The Company’s lease contracts may include options to extend or terminate the lease. The Company exercises judgment to determine the term of those leases when such options are present and include such options in the calculation of the lease term when it is reasonably certain that it will exercise those options.

Optical Cable Corporation (OCC)

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

Operating lease right-of-use assets of $1,028,639 and $1,265,194 were included in other assets at October 31, 2021 and 2020, respectively. Operating lease liabilities of $385,463 and $729,753, respectively, were included in accounts payable and accrued expenses, and other noncurrent liabilities at October 31, 2021. Operating lease liabilities of $332,329 and $946,653, respectively, were included in accounts payable and accrued expenses, and other noncurrent liabilities at October 31, 2020. Operating lease expense for the fiscal years ended October 31, 2021, 2020 and 2019 was $407,235, $396,066 and $403,097, respectively.

The weighted average remaining lease term for the operating leases is 35.1 months and the weighted average discount rate is 5.0% as of October 31, 2021.

For the fiscal year ended October 31, 2021, cash paid for operating lease liabilities totaled $407,338 and right-of-use assets obtained in exchange for new operating lease liabilities totaled $208,390. For the fiscal year ended October 31, 2020, cash paid for operating lease liabilities totaled $382,812 and right-of-use assets obtained in exchange for new operating lease liabilities totaled $1,462,817.

Financing lease right-of-use asset of $200,337 was included in other assets at October 31, 2021. Financing lease liabilities of $34,071 and $166,634, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2021. Interest expense and amortization expense related to the financing lease totaled $2,439 and $6,145, respectively, for the fiscal year ended October 31, 2021.

The remaining lease term for the financing lease is 58 months and the discount rate is 4.75% as of October 31, 2021.

For the fiscal year ended October 31, 2021, cash paid for the financing lease liability totaled $2,439 and $5,777 for interest and principal, respectively, and the right-of-use asset obtained in exchange for the new financing lease liability totaled $206,482.

The Company’s future payments due under leases reconciled to the lease liabilities are as follows:

Fiscal Year	Operating leases	Finance lease
2022	$432,485	$42,868
2023	382,716	42,868
2024	331,438	42,868
2025	55,023	42,868
2026	—	55,715
Total undiscounted lease payments	1,201,662	227,187
Present value discount	(86,446)	(26,482)
Total lease liability	$1,115,216	$200,705

Optical Cable Corporation (OCC)

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2021, 2020 and 2019, total expense of $2,697,167, $3,165,736 and $3,549,189, respectively, was recognized under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $65,416, $66,804 and $68,467 for the years ended October 31, 2021, 2020 and 2019, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

In March 2017, the Company’s shareholders approved the Optical Cable Corporation 2017 Stock Incentive Plan (the “2017 Plan”) that was recommended for approval by the Company’s Board of Directors. The 2017 Plan reserved 500,000 new common shares of the Company for issuance under the 2017 Plan and succeeds and replaces the Optical Cable Corporation Second Amended and Restated 2011 Stock Incentive Plan (the “2011 Plan”). As of October 31, 2021, there were approximately 2,000 remaining shares available for grant under the 2017 Plan.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2021, 2020 and 2019 was $335,519, $142,242 and $980,549, respectively.

The Company has granted, and anticipates granting, from time to time, restricted stock awards to employees, subject to approval by the Compensation Committee of the Board of Directors. The restricted stock awards granted under the 2017 Plan vest over time if certain operational performance-based criteria are met. Failure to meet the criteria required for vesting will result in a portion or all of the shares being forfeited. During the three months ended October 31, 2021, restricted stock awards for employees under the 2017 Plan totaling 333,310 shares were approved by the Compensation Committee of the Board of Directors of the Company. All of the restricted shares granted are operational performance-based shares vesting over approximately four years beginning on January 31, 2023 based on the achievement of certain quantitative operational performance goals. The Company uses gross profit growth as its performance-based measure for restricted stock awards granted to employees. No restricted stock awards were granted to employees during fiscal years 2020 and 2019.

The Company recognizes expense each quarter on service-based shares based on the actual number of shares vested during the quarter multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recognizes expense each quarter on operational performance-based shares of employees using an estimate of the shares expected to vest multiplied by the closing price of the Company’s shares of common stock on the date of grant.

Optical Cable Corporation (OCC)

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2021, and changes during the year ended October 31, 2021, is as follows:

Nonvested shares	Shares	Weighted-average grant date fair value
Balance at October 31, 2020	185,098	$2.52
Granted	363,365	3.50
Vested	(62,004)	2.51
Forfeited	(2,975)	3.18
Balance at October 31, 2021	483,484	$3.25

As of October 31, 2021, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 3.9 year weighted-average period is approximately $1.3 million.

During the fiscal year ended October 31, 2021, 2020 and 2019, stock awards to non-employee Directors under the 2017 Plan totaling 30,055 shares, 58,880 shares and 30,360 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period. The Company recorded compensation expense for shares granted to non-employee Directors totaling $108,801, $131,162 and $124,838 during the years ended October 31, 2021, 2020 and 2019, respectively.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not‑for‑profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2021 and 2020 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2021, 19.1%, or approximately $11.3 million of consolidated net sales were attributable to one national distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2021. As of October 31, 2021, the same customer had an outstanding balance payable to the Company totaling 9.5% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

For the year ended October 31, 2020, 17.6%, or approximately $9.7 million of consolidated net sales were attributable to one national distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2020. As of October 31, 2020, the same customer had an outstanding balance payable to the Company totaling 11.5% of total consolidated shareholders’ equity. One other customer had an outstanding balance payable to the Company totaling 5.1% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2021, 2020 and 2019, approximately 82%, 81% and 82%, respectively, of net sales were from customers in the United States, while approximately 18%, 19% and 18%, respectively, were from customers outside of the United States.

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

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms.  Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product.  This liability was $308,406 and $63,283 as of October 31, 2021 and 2020, respectively.

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products.  The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability. The Company’s refund liability was $159,125 and $119,989 as of October 31, 2021 and 2020, respectively.

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

Optical Cable Corporation (OCC)

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2021, 2020 and 2019:

	Years ended October 31,
	2021	2020	2019
United States	$48,537,091	$44,661,958	$58,207,966
Outside the United States	10,599,203	10,615,442	13,116,480
Total net sales	$59,136,294	$55,277,400	$71,324,446

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2021, 2020 or 2019.

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2021, 2020 and 2019 consists of:

Fiscal year ended October 31, 2021	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	(19,898)	—	(19,898)
Totals	$(19,898)	$—	$(19,898)

Fiscal year ended October 31, 2020	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	18,041	—	18,041
Totals	$18,041	$—	$18,041

Fiscal year ended October 31, 2019	Current	Deferred	Total
U.S. Federal	$726	$(726)	$—
State	(5,805)	—	(5,805)
Totals	$(5,079)	$(726)	$(5,805)

Optical Cable Corporation (OCC)

Reported income tax expense for the years ended October 31, 2021, 2020 and 2019 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal years 2021, 2020 and 2019 to income before income taxes as follows:

	Years ended October 31,
	2021	2020	2019
“Expected” income taxes (benefit)	$1,384,030	$(1,281,668)	$(1,191,776)
Increase (reduction) in income tax expense (benefit)
resulting from:
State income taxes, net of federal benefit	136,875	(139,736)	(12,875)
Meals and Entertainment	1,523	7,317	17,999
Provision to return reconciliation adjustment	(13,721)	350	6,400
Excess tax benefits related to share-based compensation	(9,118)	14,473	(90,603)
Non-deductible officers' compensation	—	—	31,456
PPP Loan forgiveness	(1,046,094)	—	—
Other differences, net	5,646	6,088	3,434
Change in valulation allowance	(479,039)	1,411,217	1,230,160
Reported income tax expense (benefit)	$(19,898)	$18,041	$(5,805)

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, repealed the corporate AMT for tax years beginning after December 31, 2017, and provides that existing AMT credit carryforwards are refundable in tax years beginning after December 31, 2017. Under the CARES Act, the entire amount of any remaining AMT credit is refundable in the tax year beginning in 2018 instead of recovering the credit through refunds over a period of years, as originally enacted by the Tax Act. The Company has recovered all of its AMT credits as of October 31, 2021. For the fiscal year ended October 31, 2020, the Company recorded $25,003 of AMT credit carryforwards. This amount is a deferred tax asset for which a valuation allowance is not necessary, and is presented as income taxes refundable-current on the consolidated balance sheet as of October 31, 2020.

Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2021 and 2020 are presented below:

	October 31,
	2021	2020
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$30,238	$139,809
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	873,433	764,183
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	187,108	294,857
Share-based compensation expense	59,622	16,814
Section 163(j) interest	18,527	254,520
Expenses incurred related to expected PPP Loan forgiveness	—	1,162,161
Net operating loss carryforwards	3,114,714	2,163,956
AMT credit carryforwards	—	25,003
Other	33,383	53,136
Total gross deferred tax assets	4,317,025	4,874,439
Valuation allowance	(4,280,823)	(4,759,862)
Net deferred tax assets	36,202	114,577
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	(36,202)	(86,997)
Other receivables, due to accrual for financial reporting purposes	—	(2,577)
Total gross deferred tax liabilities	(36,202)	(89,574)
Net deferred tax asset	$—	$25,003

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2021, $896,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028. Additionally, the Company has federal and state gross NOL carryforwards of $13,013,389 and $2,056,028, respectively, originating with certain fiscal years from 2015 through 2020, and will not begin to expire until fiscal year 2031.

For the fiscal years ended October 31, 2021 and 2020, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $4,280,823 and $4,759,862, respectively, against net deferred tax assets existing as of October 31, 2021 and 2020.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)

A reconciliation of the unrecognized tax benefits for fiscal years 2021 and 2020 follows:

	October 31,
	2021	2020
Unrecognized tax benefits balance at beginning of year	$48,941	$48,941
Gross decreases for tax positions of prior years	(20,453)	—
Gross increases for current year tax positions	—	—
Unrecognized tax benefits balance at end of year	$28,488	$48,941

During fiscal year 2021, the Company decreased accrued interest by $7,815 and decreased accrued penalties by $5,113, related to unrecognized tax benefits. During fiscal year 2020, the Company increased accrued interest by $4,137, and no penalties were accrued, related to unrecognized tax benefits. As of October 31, 2021 and 2020, the Company had approximately $13,607 and $26,535, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $21,144 and $35,661 as of October 31, 2021 and 2020, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2018 through October 31, 2020.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, income taxes refundable-current, other receivables, note payable, SBA PPP Loan – current, and accounts payable and accrued expenses, including accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable, SBA PPP Loan – noncurrent, note payable, revolver – noncurrent, and long-term debt approximate fair value based on similar long-term debt issues available to the Company as of October 31, 2021 and 2020. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2021	2020	2019
Net income (loss) (numerator)	$6,610,516	$(6,121,224)	$(5,669,321)
Shares (denominator)	7,587,686	7,354,513	7,387,141
Basic and diluted net income (loss) per share	$0.87	$(0.83)	$(0.77)

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

Fiscal years ended October 31,	Shares repurchased	Cost
2021	—	$—
2020	—	—
2019	351	1,573

After the Company’s purchase and retirement of the shares of its common stock as set forth in the table above, the Company had 7,897,477 shares of its common stock issued and outstanding at October 31, 2021.

On July 14, 2015, our Board of Directors approved a plan to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding (the “Repurchase Plan”). When the Repurchase Plan was approved, the Company anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase or plan expiration. As of October 31, 2021, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan, and it has made no specific determination whether and over what period these shares may or may not be purchased. Until future notice, the Company has no current plans to repurchase and retire its common stock and has suspended the Repurchase Plan.

Stockholder Protection Rights Agreement

On October 28, 2011, the Board of Directors of the Company adopted a Stockholder Protection Rights Agreement (the “Rights Agreement”) and declared a dividend of one preferred share purchase right for each outstanding share of common stock. These purchase rights and the related Rights Agreement were set to expire on November 2, 2021. On November 2, 2021, the Board of Directors of the Company amended and restated the Rights Agreement (the "Amended Rights Agreement") to amend and restate the Rights Agreement to continue the dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, no par value, of the Company (“Common Shares”), held of record at the close of business on November 2, 2021, or issued thereafter. Except to extend the Amended Rights Agreement to November 2, 2031, no other material changes were made to the Rights Agreement by the Amended Rights Agreement.

Optical Cable Corporation (OCC)

Under the terms of the Amended Rights Agreement, if a person or group who is deemed an Acquiring Person as defined in the Amended Rights Agreement acquires 15% (or other applicable percentage, as provided in the Amended Rights Agreement) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group who is deemed an Acquiring Person has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then current exercise price, a number of the acquiring company’s common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to purchase from the Company one one‑thousandth of a Series A Participating Preferred Share (“Preferred Share”), no par value, at an exercise price of $25, subject to adjustment. Each Preferred Share will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of common stock. The Rights will expire on November 2, 2031, unless the Rights are earlier redeemed or exchanged by the Company for $0.0001 per Right. The adoption of the Rights Agreement and the Amended Rights Agreement has no impact on the financial position or results of operations of the Company.

The Company has reserved 100,000 shares of its authorized preferred stock for issuance upon exercise of the Rights.

(16)	Employee Retention Tax Credit

The Employee Retention Tax Credit (“ERTC”), created in the March 2020 CARES Act and then subsequently amended by the Consolidated Appropriation Act (“CAA”) of 2021, the American Rescue Plan Act (“ARPA”) of 2021 and the Infrastructure Investment and Jobs Act (“IIJA”) of 2021, is a refundable payroll credit for qualifying businesses keeping employees on their payroll during the COVID-19 pandemic.  Under CAA, the ARPA and IIJA amendments, employers can claim a refundable tax credit against the employer share of social security tax equal to 70% of the qualified wages (including certain health care expenses) paid to employees after December 31, 2020 through September 30, 2021.  Qualified wages are limited to $10,000 per employee per calendar quarter in 2021 so the maximum ERTC available is $7,000 per employee per calendar quarter.

OCC is an eligible small employer under the gross receipts decline test when comparing the first calendar quarter of 2021 to the same quarter in calendar year 2019, which qualified the Company to claim ERTC in both the first and second calendar quarters of 2021 under the amended ERTC program. The Company qualified for a refundable payroll tax credit totaling $3,375,815 during its second fiscal quarter and $964,550 during its third fiscal quarter of 2021 for a total of $4,340,365. The $4,340,365 is included in other income on the Company’s consolidated statement of operations for year ended October 31, 2021. The $2,162,391 in ERTC still to be refunded is included in other receivables on the Company’s consolidated balance sheet as of October 31, 2021.

Optical Cable Corporation (OCC)

(17)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

The COVID-19 pandemic has had a significant impact on businesses and individuals in the United States and globally. Actions taken by governments and private industry to limit the spread of the disease (including its variant strains) have resulted in an unprecedented disruption of normal activities as businesses have been forced to shut down or operate on a limited basis. The Company is obligated and continues to operate during the COVID-19 pandemic because the Company’s workforce is classified a “Defense Industrial Base Essential Critical Infrastructure Workforce” under guidelines from the U.S. Department of Defense and an “Essential Critical Infrastructure Workforce” under guidelines by the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency (CISA).

In response to the continued uncertainty of the impact of COVID-19, the Company continues to maintain certain protocols at each of its facilities including: limiting business travel and face-to-face meetings, having a portion of its non-manufacturing employees work remotely, and implementing strict social distancing, symptom self-assessments and mask protocols within its facilities.

The extent to which the COVID-19 pandemic will affect the Company in the future will depend on ongoing developments, which are highly uncertain and cannot be reasonably predicted, including, but not limited to, the duration and severity of the outbreak, the timing and extent of the easing of restrictions on businesses and individuals, the timing of recovery in certain of the Company’s markets, the potential for a resurgence of the virus (including its variant strains), as well as a variety of other unknowable factors. The longer the various impacts of COVID-19 persist, the greater the potential negative financial effects on the Company.

(18)	New Accounting Standards Not Yet Adopted

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of ASU 2019-12 is not expected to have a material impact on the Company’s results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(19)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2021 and 2020:

	Quarter ended
Fiscal year ended October 31, 2021	January 31	April 30	July 31	October 31
Net sales	$11,876,573	$15,741,114	$15,634,760	$15,883,847
Gross profit	2,309,390	4,819,216	4,090,246	5,055,227
Selling, general & administrative expenses	4,307,924	4,589,592	4,530,563	4,811,073
Income (loss) before income taxes	(2,173,816)	3,391,775	5,376,535	(3,876)
Net income (loss)	(2,141,480)	3,385,159	5,372,767	(5,930)
Basic and diluted net income (loss) per share	$(0.29)	$0.45	$0.71	$0.00

	Quarter ended
Fiscal year ended October 31, 2020	January 31	April 30	July 31	October 31
Net sales	$12,887,396	$14,863,428	$13,639,169	$13,887,407
Gross profit	2,404,140	3,996,750	3,472,161	4,213,327
Selling, general & administrative expenses	4,824,124	5,549,501	4,559,970	4,311,907
Loss before income taxes	(2,586,855)	(1,684,130)	(1,428,838)	(403,360)
Net loss	(2,591,888)	(1,689,181)	(1,433,830)	(406,325)
Basic and diluted net loss per share	$(0.35)	$(0.23)	$(0.20)	$(0.06)

Optical Cable Corporation (OCC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the Company) as of October 31, 2021 and 2020, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Optical Cable Corporation (OCC)

Valuation of Inventory

Description of the Matter

Inventories are recorded at the lower of cost and net realizable value.  Cost of raw materials is established using specific identification or a first in, first out basis, while the cost of work in process and finished goods is established using average cost or standard costs, depending upon the product type. Management routinely evaluates expected sales prices and demand in relation to the carrying value of inventory, which takes into consideration the salability of individual items in inventory and an estimate of the selling prices for those items.  Individual inventory items are reviewed and adjustments are made based on the age of the inventory and management judgment as to the salability of that inventory in order for inventories to be appropriately valued.

Given the estimates involved in applying costs to inventory on either a standard or average cost basis, as well as the inherent uncertainty in both the future salability and selling prices of inventory items, auditing the reasonableness of management’s estimates and assumptions required a high degree of auditor judgment and effort.

How We Addressed the Matter in our Audit

Our audit procedures included:

●	Obtaining an understanding of the Company’s procedures for allocating manufacturing costs to inventories.
●	Obtaining an understanding of the Company’s procedures surrounding the inventory reserve.
●	Testing the mathematical accuracy of management’s calculations.
●	Testing, on a sample basis, the assignment of costs to inventory items.
●

Evaluating, on a sample basis, whether inventories were stated at the lower of cost and net realizable value at the reporting date by comparing recent sales prices of inventory near the reporting date.

●	Assessing the adequacy of inventory provisions by recalculating a sample of items included within the provision to ensure appropriate basis of valuation.
●	Performing corroborative inquiries with personnel responsible for product manufacturing and sales to evaluate the reasonableness of current inventory manufacturing, sales, and movement.

/s/ Brown, Edwards & Company, L.L.P.

We have served as the Company’s auditor since 2016.

Roanoke, Virginia

December 20, 2021

Optical Cable Corporation (OCC)

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Brown, Edwards & Company, L.L.P.

319 McClanahan Street, S.W.

Roanoke, VA 24014

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

Annual Meeting

The 2022 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 29, 2022 at the offices of Optical Cable Corporation, 5290 Concourse Drive, Roanoke, Virginia or another location stated in OCC’s filed Proxy Statement for the 2022 Annual Meeting of Shareholders.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had 246 shareholders of record as of December 15, 2021. Additionally, the Company estimates that it has more than 2,000 beneficial owners. On December 15, 2021, our common stock closed at a price of $6.40 per share.

Employees of the Company and members of the Board of Directors owned at least 37.2% of the shares outstanding as of October 31, 2021, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2021	High	Low
Fourth Quarter	$4.48	$3.26
Third Quarter	$4.97	$3.15
Second Quarter	$4.39	$3.15
First Quarter	$4.49	$2.44

	Range of Bid Prices
Fiscal year ended October 31, 2020	High	Low
Fourth Quarter	$4.62	$2.40
Third Quarter	$2.95	$2.13
Second Quarter	$3.43	$2.05
First Quarter	$3.67	$2.94

Dividend Declaration

We did not pay or declare any cash dividends on our common stock in fiscal year 2021 and do not expect to pay any cash dividends in the foreseeable future.

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
828-298-2260 or 800-622-7711

CORPORATE HEADQUARTERS
5290 Concourse Drive | Roanoke, VA 24019 | USA
Phone +1-540-265-0690 | 800-622-7711
Fax: +1-540-265-0724