Form 10-K, Exhibit 13
period 2022-10-31
OPTICAL CABLE CORP
filed 2022-12-22
CIK 1000230

Exhibit 13.1

OCC. STRONG. INNOVATIVE. COMMUNICATION SOLUTIONS.®

OCC — AN INDUSTRY LEADER.

OCC's product offering is cutting edge and ranks among the industry's most comprehensive suite of fiber optic and copper cabling and connectivity products to meet the full host of needs. We do things our competitors are unwilling or are unable to do. And, we are fast — quickly able to provide you with the solution you need!

UNRIVALED INTEGRATED SOLUTIONS.™

OCC delivers innovative products and solutions designed to be smarter than the most challenging situations and tougher than the harshest environments. Our customers, end-users and installers count on us to ensure the highest transmission performance and for products tested beyond industry standards. That's why top corporations, universities, hospitals, broadcasters, data centers, industrial facilities, wireless carriers, and U.S. and allied militaries worldwide choose OCC.

OCC®

OPTICAL CABLE CORPORATION

Annual Report

2022

TABLE OF CONTENTS

3	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

21	Consolidated Financial Statements

25	Notes to Consolidated Financial Statements

42	Report of Independent Registered Public Accounting Firm (PCAOB ID No. 423)

44	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

In fiscal year 2022, our OCC team executed well in an evolving marketplace—focusing on initiatives to grow and demonstrating OCC’s strength and resilience in the process.

I am pleased to report that our net sales and results from operating activities significantly improved during every quarter of fiscal year 2022, compared to the respective prior year periods. Our sales and production volumes grew even as we experienced lingering direct and indirect impacts of the COVID-19 pandemic on our supply chain (including availability of certain materials, increased lead times and increased costs) and labor constraints (including recruitment of sufficient production personnel and increased costs).

We are particularly pleased with our strong finish to the fiscal year and the results we achieved during our fourth quarter of fiscal 2022. Specifically, we delivered double-digit percentage growth in net sales and gross profit, the highest gross profit margin (gross profit as a percentage of net sales) of any quarter of fiscal 2022, and net income of $1.2 million, or $0.15 per share.

I am incredibly grateful for the OCC team members and their dedication and tireless efforts this past year.  Their resilience, perseverance and hard work has enabled OCC to successfully navigate unique and challenging market dynamics and deliver for our customers and shareholders.

My sincere and continued thank you to every member of the OCC team and their families!

Successful Execution Reflected in Financial Performance

Our successful execution of our ongoing initiatives are reflected in OCC’s financial performance this year:

●

Strong Sales Growth.  Net sales for fiscal year 2022 increased 16.8% to $69.1 million, compared to consolidated net sales of $59.1 million for fiscal year 2021. We delivered net sales growth year-over-year during every quarter of fiscal year 2022 and ended fiscal 2022 with net sales of $20.1 million during the fourth quarter, an increase of 26.3% compared to the fourth quarter of fiscal year 2021.

OCC Net Sales by Quarter

(fiscal years 2020-2022) (in 000s)

Optical Cable Corporation (OCC)

We believe that demand for our products continues to be robust and we are poised to build on our momentum.  Our sales order backlog/forward load was approximately three to four times higher than typical levels throughout fiscal year 2022.

●	Increased Production, Improved Efficiencies and Strong Operating Leverage. We improved gross profit and gross profit margin (gross profit as a percentage of net sales) during fiscal year 2022.

The team achieved gross profit of $20.5 million for fiscal year 2022, an increase of 26.0% compared to $16.3 million for fiscal year 2021.

Gross profit margin increased to 29.7% during fiscal year 2022—and we finished fiscal 2022 with a gross profit margin of 33.0% during the fourth quarter.

These significant improvements were achieved through increased production volumes, successful execution of efficiency initiatives, and our operating leverage as fixed production costs were spread over higher production volumes.

We have successfully added new production team members during the second half of fiscal year 2022, many of whom finished their training as we ended the year. We were able to pass on necessary price increases on new orders to recover the associated increased costs, with a greater positive impact being realized during the fourth quarter (as sales backlog orders received earlier in the year were filled at original agreed upon prices).

●

Controlling Selling, General and Administrative Expenses.  We continued to focus on operating as efficiently as possible and controlling expenses—including SG&A expenses. Our fixed SG&A expenses (including public company costs) are substantial, and as net sales grow, our SG&A expenses tend to increase at a slower rate than sales.  SG&A expenses as a percentage of net sales were 28.9% during fiscal year 2022, down from 30.8% during fiscal year 2021—and were 25.9% during the fourth quarter of fiscal year 2022.

OCC SG&A Expenses

Dollars (in 000s) and % of Net Sales

(fiscal years 2019-2022)

Our Core Strengths Create Long-term Value

OCC remains uniquely positioned in the fiber optic and copper cabling and connectivity industry with differentiated core strengths and capabilities that enable OCC to offer top-tier products and application solutions and to compete successfully against much larger competitors.

Optical Cable Corporation (OCC)

OCC’s core strengths and capabilities include:

●

Enviable market positions, brand recognition, as well as the loyalty of and our relationships with customers, decision makers and end-users across a broad range of targeted markets—including the enterprise, industrial, broadcast, mining, oil & gas, alternative energy, military and other harsh environment and specialty markets, as well as the wireless carrier market.

●

Wide range of fiber optic and copper cabling and connectivity products and solutions that enable OCC to deliver products and solutions that meet our customers’ unique needs and that are well suited for the applications in our targeted markets. The range of OCC’s product offerings is extensive, with OCC often successfully competing with different competitors in OCC’s different targeted markets.

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

Looking Forward to Fiscal Year 2023

Looking ahead to fiscal year 2023, we are optimistic about OCC’s opportunities, encouraged by our strong sales order backlog/forward load, and are excited to build on our momentum.

We continue to be focused on executing our strategy to meet demand and capture additional growth opportunities. At the same time, we are monitoring changing macroeconomic trends and believe we are prepared to make appropriate business adjustments as necessary as the year unfolds. We remain confident that we are well-positioned to capture growth opportunities, execute on opportunities to operate more efficiently, and deliver enhanced value to shareholders in fiscal year 2023 and beyond.

We appreciate and thank you for your investment and continued trust in OCC!

Neil D. Wilkin, Jr. Chairman of the Board, President and Chief Executive Officer December 22, 2022

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, mining, oil & gas, military, and wireless carrier industry market sectors); economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sector, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from: (i) high volatility within various geographic markets, within targeted markets and industries, for certain types of products, and/or with certain customers (whether related to the market generally or to specific customers’ business in particular), (ii) timing of large sales orders, and (iii) high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, any current or potential future military conflicts, and acts of civil unrest; cold wars and economic sanctions as a result of these activities; changes in the level of spending by the United States government, including, but not limited to military spending; ability to recruit and retain key personnel (including production personnel); poor labor relations; increasing labor costs; delays, extended lead times and/or changes in availability of needed raw materials, equipment and/or supplies; shipping and other logistics challenges; impact of inflation or hyperinflation on costs, including raw materials and labor, and ability to pass along any increased costs to customers; impact of rising interest rates increasing the cost of capital; impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including costs and regulations to limit such risks; the impact of data privacy laws and the General Data Protection Regulation and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; impact of new or changed government laws and regulations on healthcare costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with covenants with our lenders; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; direct and indirect impacts of weather, natural disasters and/or epidemic, pandemic or endemic diseases (such as COVID-19) in the areas of the world in which we operate, market our products and/or acquire raw materials including impacts on supply chains, labor constraints impacting our production volumes and costs; any present or future government mandates, travel restrictions, shutdowns or other regulations regarding any epidemic, pandemic or endemic diseases; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

Overview of COVID-19 Effects

During fiscal year 2022, we continued to see our sales and production volume increase. Sales order backlog/forward load remains at higher than typical levels and product demand is robust. At the same time, we believe continuing and lingering direct and indirect impacts of the COVID-19 pandemic and certain macroeconomic trends as the COVID-19 pandemic has become more endemic-like in the U.S. have created challenges that have affected production volumes and sales despite increased demand during fiscal year 2022.

We continue to experience supply chain challenges (including availability of materials, increased lead times, and increased costs) for certain raw materials. While recently improving, we also continue to experience challenges recruiting additional personnel (particularly, production personnel). These challenges have impacted shipped product volumes and sales. Additionally, as product demand has grown, these challenges have resulted in longer lead times for certain products, and contributed to increases in sales order backlog/forward load. The OCC team has taken steps to successfully mitigate (to a certain extent) the impacts of these challenges; however, at this time we believe these challenges will continue.

Optical Cable Corporation (OCC)

The extent to which the COVID-19 pandemic may directly and indirectly affect OCC in the future will depend on ongoing developments, which are subject to uncertainty, including, but not limited to: any supply chain and labor constraints impacting our production volumes and costs; any impact on certain of OCC’s markets; any resurgence of the virus (including its variant strains); the degree of immunity provided by any current or future vaccines and boosters; any government mandates, travel restrictions, shutdowns or other regulations related to COVID-19 impacting the markets in which we operate, market our products and/or acquire materials; as well as a variety of other unknowable factors. We cannot fully anticipate or reasonably estimate all the ways in which the current global health crisis and its direct and indirect effects could adversely impact our business in the future.

Each of our three facilities have been continuously open and operating since the beginning of the COVID-19 pandemic. OCC’s workforce was classified a “Defense Industrial Base Essential Critical Infrastructure Workforce” under guidelines from the U.S. Department of Defense and an “Essential Critical Infrastructure Workforce” under guidelines by the U.S. Department of Homeland Security, Cybersecurity and Infrastructure Security Agency (CISA).

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other components. Our product offerings include designs for uses ranging from enterprise network, data center, residential, campus and Passive Optical LAN (“POL”) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical, renewable energy and broadcast applications, as well as the wireless carrier market. Our products include fiber optic and copper cabling, hybrid cabling (which includes fiber optic and copper elements in a single cable), fiber optic and copper connectors, specialty fiber optic, copper and hybrid connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multimedia boxes, fiber optic reels and accessories and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

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

Summary of Company Performance for Fiscal Year 2022

●

Consolidated net sales for fiscal year 2022 increased 16.8% to $69.1 million, compared to consolidated net sales of $59.1 million for fiscal year 2021. During the fourth quarter of fiscal year 2022, net sales increased 26.3% to $20.1 million, compared to the same period in fiscal year 2021. Net sales sequentially increased 15.4% during the fourth quarter, compared to $17.4 million during the third quarter of fiscal year 2022.

●

Gross profit was $20.5 million for fiscal year 2022, compared to $16.3 million for fiscal year 2021, an increase of 26.0%. During the fourth quarter of fiscal year 2022, gross profit increased 31.0% to $6.6 million, compared to the same period in fiscal year 2021. Gross profit sequentially increased 37.8% during the fourth quarter, compared to $4.8 million during the third quarter of fiscal year 2022.

●

Gross profit margin (gross profit as a percentage of net sales) increased to 29.7% during fiscal year 2022, compared to 27.5% for fiscal year 2021. During the fourth quarter of fiscal year 2022, gross profit margin increased to 33.0%, compared to 31.8% in the same period of fiscal year 2021. Gross profit margin also sequentially increased during the fourth quarter, compared to 27.7% during the third quarter of fiscal year 2022.

●

SG&A expenses increased 9.4% to $20.0 million during fiscal year 2022, compared to $18.2 million during fiscal year 2021. SG&A expenses as a percentage of net sales were 28.9% during fiscal year 2022 compared to 30.8% during fiscal year 2021. During the fourth quarter of fiscal year 2022, SG&A expenses increased 7.9% to $5.2 million, compared to $4.8 million during the same period in fiscal year 2021. SG&A expenses as a percentage of net sales were 25.9% during the fourth quarter of 2022, compared to 30.3% during the same period of fiscal year 2021.

●

Net loss was $347,000, or $0.05 per share, during fiscal year 2022, compared to net income of $6.6 million, or $0.87 per share, during fiscal year 2021. Net income was $1.2 million, or $0.15 per share, during the fourth quarter of fiscal year 2022, compared to a net loss of $6,000, or $0.00 per share during the same period of fiscal year 2021.

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

Optical Cable Corporation (OCC)

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

Other income (expense), net consists of interest expense and other miscellaneous income and expense items not directly attributable to our operations. In fiscal year 2021, other income (expense), net included the gain on the extinguishment of debt (including accrued interest) of an unsecured United States Small Business Administration (“SBA”) Paycheck Protection Program loan (“PPP Loan”) under the March 2020 Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and the Employee Retention Tax Credit (“ERTC”) under the CARES Act, as subsequently amended.

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2022	2021	Change	2021	2020	Change
Net sales	$69,100,000	$59,100,000	16.8%	$59,100,000	$55,300,000	7.0%
Gross profit	20,500,000	16,300,000	26.0	16,300,000	14,100,000	15.5
SG&A expenses	20,000,000	18,200,000	9.4	18,200,000	19,200,000	(5.2)
Net income (loss)	(347,000)	6,600,000	(105.3)	6,600,000	(6,100,000)	208.0

Optical Cable Corporation (OCC)

Net Sales

Consolidated net sales for fiscal year 2022 were $69.1 million, an increase of 16.8% compared to net sales of $59.1 million for fiscal year 2021. We experienced increases in net sales in both our enterprise and specialty markets, including the wireless carrier market, in fiscal year 2022 compared to fiscal year 2021.

During the fourth quarter of fiscal year 2022, net sales increased 26.3% to $20.1 million, compared to the same period in fiscal year 2021. Net sales sequentially increased 15.4% during the fourth quarter, compared to $17.4 million during the third quarter of fiscal year 2022.

We believe the increase in net sales is primarily due to both increased demand for our product and increased fourth quarter production throughput, as well as increases in product pricing taking effect for new orders.  During fiscal year 2022, we continued to see product demand, sales and production volume increase compared to fiscal year 2021. Our sales order backlog/forward load exceeded $12.0 million at the end of fiscal year 2022—approximately three-to-four times higher than typical levels—as product demand continued to be robust.

At the same time, we believe continuing and lingering direct and indirect impacts of the COVID-19 pandemic and certain macroeconomic trends as the COVID-19 pandemic has become more endemic-like in the U.S. have created challenges that have affected production volumes and sales despite increased demand during fiscal year 2022.

Our production volumes continued to be tempered (which impacted net sales) during fiscal year 2022 as we experienced certain supply chain challenges (including availability of materials, increased lead times, and increased costs) for certain raw materials, as well as challenges recruiting additional personnel (particularly, production personnel).

We experienced improvement in production personnel recruitment as well as improvements in availability of certain materials beginning in the second half of fiscal year 2022. While production labor recruitment has improved, training of new production employees impacts production volumes (and labor costs) until those employees are fully trained and operating at full capacity, and certain new employees were still in the process of being trained as of the end of fiscal year 2022.

We believe we have taken appropriate actions to mitigate the impact of these supply chain and recruiting challenges. We have necessarily implemented prospective price increases on new sales orders for many of our products in response to increased material and production costs.

We are continuing to see positive indicators in certain of our markets at this time, which we believe will enable us to increase sales in fiscal year 2023; however, such expectations could be negatively impacted by macroeconomic and geopolitical risks, and any further direct and indirect impacts of the COVID-19 pandemic.

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

Optical Cable Corporation (OCC)

Net sales to customers outside of the United States were approximately 15%, 18% and 19% of total net sales for fiscal years 2022, 2021 and 2020, respectively. Net sales to customers in the United States increased 20.4% and net sales to customers outside of the United States increased slightly in fiscal year 2022, compared to last year.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, and excluding other volatility, we would normally expect 48% of total net sales to occur during the first half of a fiscal year and 52% of total net sales to occur during the second half of a fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be altered during any quarter or year by the quarterly and annual volatility of orders received for the wireless carrier market, the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users, and macroeconomic conditions. We believe our seasonality pattern in fiscal year 2022 was impacted by the improvements we experienced in supply chain and labor constraints, particularly in the second half of fiscal year 2022. This resulted in 46% of total net sales occurring in the first half of fiscal year 2022 and 54% of total net sales occurring in the second half of fiscal year 2022. While we believe seasonality may be a factor that impacts our quarterly net sales results, particularly when excluding the volatility of sales in the wireless carrier market, we are not able to reliably predict net sales based on seasonality because these other factors can also, and often do, substantially impact our net sales patterns during the year.

Gross Profit

Gross profit was $20.5 million in fiscal year 2022, compared to gross profit of $16.3 million in fiscal year 2021, an increase of 26.0%. Gross profit margin, or gross profit as a percentage of net sales, was 29.7% in fiscal year 2022 compared to 27.5% in fiscal year 2021.

During the fourth quarter of fiscal year 2022, gross profit increased 31.0% to $6.6 million, compared to the same period in fiscal year 2021. Gross profit margin increased to 33.0% in the fourth quarter of fiscal year 2022, compared to 31.8% in the same period of fiscal year 2021.

During the fourth quarter of fiscal year 2022, gross profit sequentially increased 37.8% to $6.6 million, compared to $4.8 million during the third quarter of fiscal year 2022 as a result of production efficiencies and the positive impact of OCC’s operating leverage. Gross profit margin sequentially increased to 33.0% in the fourth quarter of fiscal year 2022, compared to 27.7% during the third quarter of fiscal year 2022.

Gross profit margins during fiscal year 2022 were impacted by increases in production labor and material costs, offset by necessary prospective price increases on new sales orders for many of our products. We experienced improvement in production personnel recruitment during the second half of fiscal year 2022, needed to increase production capacity to meet existing product demand; however, training of new production employees impacts labor costs (and production volumes) until those employees are fully trained and operating at capacity.

Our gross profit margins tend to be higher when we achieve higher net sales levels due to our operating leverage, as certain fixed manufacturing costs are spread over higher sales. This operating leverage positively impacted our gross profit margin during fiscal year 2022. This positive impact was partially offset by the impact of increasing costs of raw materials, created by rapidly occurring inflation, for sales orders accepted prior to raw material cost increases. Our gross profit margin percentages are also heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix from quarter to quarter.

Gross profit was $16.3 million in fiscal year 2021, compared to gross profit of $14.1 million in fiscal year 2020, an increase of 15.5%. Gross profit margin, or gross profit as a percentage of net sales, was 27.5% in fiscal year 2021 compared to 25.5% in fiscal year 2020.

Selling, General and Administrative Expenses

SG&A expenses increased 9.4% to $20.0 million during fiscal year 2022, compared to $18.2 million for fiscal year 2021. SG&A expenses as a percentage of net sales were 28.9% in fiscal year 2022, compared to 30.8% in fiscal year 2021.

Optical Cable Corporation (OCC)

During the fourth quarter of fiscal year 2022, SG&A expenses increased 7.9% to $5.2 million, compared to $4.8 million during the same period in fiscal year 2021. SG&A expenses as a percentage of net sales were 25.9% during the fourth quarter of 2022, compared to 30.3% during the same period of fiscal year 2021. SG&A expenses sequentially increased 4.7% during the fourth quarter, compared to $5.0 million during the third quarter of fiscal year 2022.

The increase in SG&A expenses during fiscal year 2022 compared to last year was primarily the result of increases in employee and contracted sales personnel related costs totaling $1.0 million. The increase in employee and contracted sales personnel related costs during fiscal year 2022 was primarily due to increased commission expense as a result of the increase in sales, new hires (net of terminations) and increases in compensation expense (including increases in response to changing labor market conditions), all when compared to fiscal year 2021. Also contributing to the increase in SG&A expenses during fiscal year 2022 were increases in travel expenses totaling $211,000, increases in shipping costs totaling $190,000, and increases in marketing expenses totaling $159,000. Both travel and marketing expenses increased due to the resumption of business travel and trade shows during fiscal year 2022, post-COVID-19 restrictions, when compared to last year. Shipping costs increased due to the increase in net sales and the increase in costs charged by shippers during fiscal year 2022.

SG&A expenses decreased $1.0 million, or 5.2%, to $18.2 million during fiscal year 2021, compared to $19.2 million for fiscal year 2020. SG&A expenses as a percentage of net sales were 30.8% in fiscal year 2021, compared to 34.8% in fiscal year 2020.

The decrease in SG&A expenses during fiscal year 2021 compared to fiscal year 2020 was primarily the result of decreases in employee and contracted sales personnel related costs totaling $787,000, decreases in bad debt expense totaling $414,000, decreases in travel expenses totaling $103,000 and decreases in marketing expenses totaling $102,000. Included in employee and contracted sales personnel related costs are compensation costs which decreased primarily due to terminations, net of new hires, which were impacted by our ongoing cost control initiatives. During fiscal year 2020, our bad debt expense increased due to collectability of certain customer accounts during the COVID-19 pandemic environment, after which our bad debt expense significantly decreased as it returned to a more typical level in fiscal year 2021. Travel expenses and marketing expenses decreased primarily due to the decrease in business travel and the continuing cancellation of tradeshows during fiscal year 2021 due to the COVID-19 pandemic. The decreases in SG&A expenses include the impact of our ongoing cost control initiatives.

Royalty Income (Expense), Net

We recognized royalty expense, net of royalty income, totaling $27,000 during fiscal year 2022, compared to royalty income, net of royalty and related expenses, totaling $37,000 during fiscal year 2021. Royalty income and/or expense may fluctuate based on sales of licensed products and estimates of amounts for non-licensed product sales, if any.

We recognized royalty income, net of royalty and related expenses, totaling $37,000 during fiscal year 2021, compared to royalty expense, net of royalty income, totaling $332,000 during fiscal year 2020.

Amortization of Intangible Assets

We recognized $52,000 of amortization expense, associated with intangible assets, during fiscal year 2022, compared to $46,000 during fiscal year 2021 and $42,000 during fiscal year 2020.

Other Income (Expense), Net

We recognized other expense, net in fiscal year 2022 of $795,000, compared to other income, net of $8.6 million in fiscal year 2021. Other expense, net for fiscal year 2022 is comprised primarily of interest expense together with other miscellaneous items. The change in other expense, net during fiscal year 2022 compared to fiscal year 2021 was primarily due to the extinguishment of our PPP Loan (including accrued interest) totaling $5.0 million and the ERTC of $4.3 million, both of which were recognized as other income in fiscal year 2021, but did not recur in fiscal year 2022.

Optical Cable Corporation (OCC)

We recognized other income, net of $8.6 million in fiscal year 2021, compared to other expense, net of $570,000 in fiscal year 2020. The change in other income, net during fiscal year 2021 compared to fiscal year 2020 was primarily due to the extinguishment of our PPP Loan (including accrued interest) and the ERTC.

The ERTC, created in the March 2020 Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and then subsequently amended by the Consolidated Appropriation Act (“CAA”) of 2021, the American Rescue Plan Act (“ARPA”) of 2021 and the Infrastructure Investment and Jobs Act (“IIJA”) of 2021, is a refundable payroll credit for qualifying businesses keeping employees on their payroll during the COVID-19 pandemic.  Under CAA, ARPA and IIJA amendments, employers can claim a refundable tax credit against the employer share of social security tax equal to 70% of the qualified wages (including certain health care expenses) paid to employees after December 31, 2020 through September 30, 2021.  Qualified wages are limited to $10,000 per employee per calendar quarter in 2021 so the maximum ERTC available was $7,000 per employee per calendar quarter.

OCC is an eligible small employer under the gross receipts decline test when comparing the first calendar quarter of 2021 to the same quarter in calendar year 2019, which qualified the Company to claim ERTC in both the first and second calendar quarters of 2021 under the amended ERTC program.

Income (Loss) Before Income Taxes

We reported a loss before income taxes of $322,000 for fiscal year 2022, compared to income before income taxes of $6.6 million for fiscal year 2021. This change was primarily due to the gain on the extinguishment of the PPP Loan (including accrued interest) of $5.0 million and the ERTC of $4.3 million, both of which were recognized during fiscal year 2021, but did not recur in fiscal year 2022, and the increase in SG&A expenses of $1.7 million, partially offset by the increase in gross profit of $4.2 million in fiscal year 2022 compared to fiscal year 2021.

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

Income Tax Expense (Benefit)

Income tax expense totaled $25,000 for fiscal year 2022 compared to income tax benefit of $20,000 for fiscal year 2021. Our effective tax rate for fiscal year 2022 was negative 7.7%, compared to less than negative one percent for fiscal year 2021.

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

We previously established a valuation allowance against all of our net deferred tax assets. As a result of establishing a full valuation allowance against our net deferred tax assets, if we generate sufficient taxable income in subsequent periods to realize a portion or all of our net deferred tax assets, our effective income tax rate could be unusually low due to the tax benefit attributable to the necessary decrease in our valuation allowance. Further, if we generate losses before taxes in subsequent periods, our effective income tax rate could also be unusually low as any increase in our net deferred tax asset from such a net operating loss for tax purposes would be offset by a corresponding increase to our valuation allowance against our net deferred tax assets.

Optical Cable Corporation (OCC)

If we generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the removal of any valuation allowance against our net deferred tax asset is appropriate, then during the period in which such determination is made, we will recognize the non-cash benefit of such removal of the valuation allowance in income tax expense on our consolidated statement of operations, which will increase net income and will also increase the net deferred tax asset on our consolidated balance sheet. If we do not generate sufficient income before taxes in subsequent periods such that U.S. GAAP would permit us to conclude that the reduction or removal of any valuation allowance against our net deferred tax asset is appropriate, then no such non-cash benefit would be realized. There can be no assurance regarding any future realization of the benefit by us of all or part of our net deferred tax assets. As of October 31, 2022, the valuation allowance against our total gross deferred tax assets totaled $4.4 million. In fiscal year 2021, OCC’s PPP Loan forgiveness was not included in U.S. federal taxable income, while the net benefit of the ERTC was taxable due to certain U.S. federal expense disallowance rules in connection with the ERTC.

See also “Critical Accounting Policies and Estimates” below and Note 12 to the Consolidated Financial Statements.

Net Income (Loss)

Net loss for fiscal year 2022 was $347,000 compared to net income of $6.6 million for fiscal year 2021. This change was primarily due to the decrease in income before income taxes of $6.9 million in fiscal year 2022, compared to fiscal year 2021.

Net income for fiscal year 2021 was $6.6 million compared to a net loss of $6.1 million for fiscal year 2020. This change was primarily due to the increase in income before income taxes of $12.7 million in fiscal year 2021, compared to fiscal year 2020.

Financial Condition

Total assets increased $2.6 million, or 7.0%, to $40.6 million at October 31, 2022, from $37.9 million at October 31, 2021. This increase was primarily due to a $3.1 million increase in inventories largely as the result of the timing of certain raw material purchases (including purchases to mitigate certain supply chain challenges), partially offset by a decrease in finished goods, and a $2.6 million increase in trade accounts receivable, net, resulting from the increase in net sales in the fourth quarter of fiscal year 2022 when compared to the fourth quarter of fiscal year 2021, partially offset by the $2.2 million decrease in other receivables due primarily to the receipt of the remaining portion of the ERTC receivable.

Total liabilities increased $2.7 million, or 17.1%, to $18.4 million at October 31, 2022, from $15.7 million at October 31, 2021. The increase in total liabilities was primarily due to net borrowings on our Revolver totaling $2.5 million and an increase in accounts payable and accrued expenses totaling $1.1 million primarily resulting from the timing of raw material purchases and certain vendor payments.

Total shareholders’ equity at October 31, 2022 decreased $46,000 in fiscal year 2022. The decrease resulted from a net loss of $347,000, partially offset by share-based compensation, net of $301,000.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements through payments on our Revolver. Our primary source of capital for this purpose has been existing cash, cash provided by operations (which was positively impacted by the ERTC during fiscal years 2022 and 2021), and borrowings under our Revolver.

As of October 31, 2022 and 2021, we had an outstanding loan balance under our Revolver totaling $6.0 million and $3.5 million, respectively. As of October 31, 2022 and 2021, we had outstanding loan balances, excluding our Revolver, totaling $4.5 million and $4.9 million, respectively.

Optical Cable Corporation (OCC)

Our cash totaled $216,000 and $132,000 as of October 31, 2022 and 2021, respectively. For the year ended October 31, 2022, net cash provided by financing activities of $2.0 million was offset by net cash used in operating activities of $1.6 million, and capital expenditures totaling $280,000.

On October 31, 2022, we had working capital of $23.7 million, compared to $21.4 million as of October 31, 2021. The ratio of current assets to current liabilities as of October 31, 2022, was 4.2 to 1 compared to 4.5 to 1 as of October 31, 2021. The increase in working capital was primarily due to the $3.1 million increase in inventories and the $2.6 million increase in trade accounts receivable, net, partially offset by the $2.2 million decrease in other receivables and the $1.1 million increase in accounts payable and accrued expenses. The decrease in the current ratio was primarily due to the fact that current assets increased $3.6 million, or 13.2%, while current liabilities increased $1.3 million, or 21.3%.

Net Cash

Net cash used in operating activities was $1.6 million in fiscal year 2022, compared to net cash provided by operating activities of $2.1 million in fiscal year 2021 and net cash used in operating activities of $3.6 million in fiscal year 2020.

Net cash used in operating activities during fiscal year 2022 primarily resulted from an increase in inventories totaling $3.1 million and the cash flow impact of increases in trade accounts receivable, net totaling $2.6 million, partially offset by certain adjustments to reconcile a net loss of $347,000 to net cash used in operating activities including depreciation and amortization of $1.1 million and share-based compensation expense of $412,000. Additionally, the cash flow impact of decreases in other receivables of $2.2 million and increases in accounts payable and accrued expenses of $1.1 million further contributed to offset net cash used in operating activities.

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

Net cash used in investing activities totaled $292,000 in fiscal year 2022 compared to $193,000 in fiscal year 2021 and $168,000 in fiscal year 2020. Net cash used in investing activities during fiscal years 2022, 2021 and 2020 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash provided by financing activities totaled $2.0 million in fiscal year 2022 compared to net cash used in financing activities totaling $1.9 million in fiscal year 2021 and net cash provided by financing activities totaling $3.3 million in fiscal year 2020.

Net cash provided by financing activities in fiscal year 2022 resulted primarily from net proceeds on our revolving line of credit totaling $2.5 million, partially offset by principal payments on long-term debt totaling $325,000. Net cash used in financing activities in fiscal year 2021 resulted primarily from net repayments on our Revolver totaling $1.5 million and principal payments on long-term debt totaling $312,000. Net cash provided by financing activities in fiscal year 2020 resulted from proceeds received from the PPP Loan totaling $5.0 million and advances on our revolving lines of credit totaling $19.9 million, partially offset by payments on our revolving lines of credit totaling $20.6 million, principal payments on long-term debt totaling $743,000 and deferred financing costs of $252,000.

Optical Cable Corporation (OCC)

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”), and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the Revolver).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Northeast Bank, have a fixed interest rate of 3.95% and are secured by a first lien deed of trust on the Company’s real property.

On July 5, 2022, we entered into a Modification Agreement with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”) to modify the existing Revolver dated July 24, 2020. In addition to certain other modifications to the Revolver as set forth in the Modification Agreement, the Modification Agreement provides a two-year extension of the initial term of the Revolver to July 24, 2025 and reduces the dollar amount of the availability block from $1,500,000 to $1,150,000.

The Revolver with SLR provides us with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5.0 million, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1.15 million.

The maximum aggregate principal amount subject to the Revolver is $18.0 million. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2022, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 7.75% rate at October 31, 2022). The loan may be extended in one year periods subject to the agreement of SLR.

The Revolver is secured by all of the following assets: properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of SLR; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of SLR as security for the obligations under the Revolver.

As of October 31, 2022, we had $6.0 million of outstanding borrowings on our Revolver and $5.9 million in available credit. As of October 31, 2021, we had $3.5 million of outstanding borrowings on our Revolver and $4.4 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2022. We expected capital expenditures in fiscal year 2022 would not exceed $750,000. We incurred capital expenditures totaling $280,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, and other capitalizable expenditures for property, plant and equipment for fiscal year 2022.

Optical Cable Corporation (OCC)

During our 2023 fiscal year budgeting process, we included an estimate for capital expenditures of $1.0 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our Revolver, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2022. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the years ended October 31, 2022, 2021 and 2020.

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2022 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2022.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets
October 31, 2022 and 2021

	October 31,
	2022	2021
Assets
Current assets:
Cash	$215,936	$132,249
Trade accounts receivable, net of allowance for doubtful accounts of $69,643 in 2022 and $61,527 in 2021	10,963,753	8,376,000
Other receivables	37,442	2,204,456
Inventories	19,438,766	16,303,808
Prepaid expenses and other assets	540,225	549,350
Total current assets	31,196,122	27,565,863
Property and equipment, net	7,390,285	7,912,851
Intangible assets, net	618,142	646,860
Other assets, net	1,353,257	1,790,956
Total assets	$40,557,806	$37,916,530
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$338,094	$324,840
Accounts payable and accrued expenses	5,354,150	4,275,880
Accrued compensation and payroll taxes	1,772,551	1,553,771
Income taxes payable	18,098	13,121
Total current liabilities	7,482,893	6,167,612
Note payable, revolver - noncurrent	5,999,663	3,465,908
Long-term debt, excluding current installments	4,190,508	4,528,611
Other noncurrent liabilities	725,024	1,548,446
Total liabilities	18,398,088	15,710,577
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,893,194 shares in 2022 and 7,897,477 shares in 2021	14,638,505	14,337,649
Retained earnings	7,521,213	7,868,304
Total shareholders’ equity	22,159,718	22,205,953
Commitments and contingencies
Total liabilities and shareholders’ equity	$40,557,806	$37,916,530

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2022, 2021 and 2020

	Years Ended October 31,
	2022	2021	2020
Net sales	$69,079,263	$59,136,294	$55,277,400
Cost of goods sold	48,568,410	42,862,215	41,191,022
Gross profit	20,510,853	16,274,079	14,086,378
Selling, general and administrative expenses	19,959,735	18,239,152	19,245,502
Royalty (income) expense, net	26,747	(37,261)	331,934
Amortization of intangible assets	51,507	45,511	42,006
Income (loss) from operations	472,864	(1,973,323)	(5,533,064)
Other income (expense), net:
Interest expense	(768,286)	(690,384)	(569,812)
Other, net	(26,976)	9,254,325	(307)
Other income (expense), net	(795,262)	8,563,941	(570,119)
Income (loss) before income taxes	(322,398)	6,590,618	(6,103,183)
Income tax expense (benefit)	24,693	(19,898)	18,041
Net income (loss)	$(347,091)	$6,610,516	$(6,121,224)
Net income (loss) per share - basic and diluted	$(0.05)	$0.87	$(0.83)

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2022, 2021 and 2020

				Total
	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2019	7,458,981	$13,853,334	$7,385,566	$21,238,900
Adoption of accounting standard ASU 2018-07	—	6,554	(6,554)	—
Share-based compensation, net	78,106	142,242	—	142,242
Net loss	—	—	(6,121,224)	(6,121,224)
Balances at October 31, 2020	7,537,087	$14,002,130	$1,257,788	$15,259,918
Share-based compensation, net	360,390	335,519	—	335,519
Net income	—	—	6,610,516	6,610,516
Balances at October 31, 2021	7,897,477	$14,337,649	$7,868,304	$22,205,953
Share-based compensation, net	(4,283)	300,856	—	300,856
Net loss	—	—	(347,091)	(347,091)
Balances at October 31, 2022	7,893,194	$14,638,505	$7,521,213	$22,159,718

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2022, 2021 and 2020

	Years ended October 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$(347,091)	$6,610,516	$(6,121,224)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,074,671	1,206,706	1,427,067
Bad debt expense	8,116	10,750	425,055
Share-based compensation expense	411,997	335,519	142,242
Gain on debt extinguishment─PPP Loan principal	—	(4,981,400)	—
Loss on sale of property and equipment	22,247	30,463	10,538
(Increase) decrease in:
Trade accounts receivable	(2,595,869)	(825,416)	2,361,208
Other receivables	2,167,014	(2,181,311)	46,582
Income taxes refundable	—	25,003	25,004
Inventories	(3,134,958)	795,959	995,860
Prepaid expenses and other assets	9,125	(76,834)	(167,803)
Other assets	392,597	70,081	(8,180)
Increase (decrease) in:
Accounts payable and accrued expenses	1,068,549	1,357,106	(3,040,820)
Accrued compensation and payroll taxes	218,780	90,464	(300,031)
Income taxes payable	4,977	(865)	(1,396)
Other noncurrent liabilities	(887,699)	(350,153)	652,761
Net cash provided by (used in) operating activities	(1,587,544)	2,116,588	(3,553,137)
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(279,810)	(166,227)	(120,001)
Investment in intangible assets	(22,789)	(26,640)	(48,457)
Procceds from sale of property and equipment	10,134	—	—
Net cash used in investing activities	(292,465)	(192,867)	(168,458)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	(111,141)	—	—
Proceeds from note payable to bank, SBA PPP Loan	—	—	4,981,400
Proceeds from note payable to bank, revolver	—	—	350,000
Proceeds from note payable, revolver	71,733,254	58,867,884	19,540,233
Payments on note payable to bank, revolver	—	—	(6,000,000)
Payments on note payable, revolver	(69,199,499)	(60,390,636)	(14,551,573)
Principal payments on long-term debt	(324,849)	(312,115)	(743,057)
Payments for financing costs	(100,000)	(91,667)	(251,899)
Principal payments on financing lease	(34,069)	(5,777)	—
Net cash provided by (used in) financing activities	1,963,696	(1,932,311)	3,325,104
Net increase (decrease) in cash	83,687	(8,590)	(396,491)
Cash at beginning of year	132,249	140,839	537,330
Cash at end of year	$215,936	$132,249	$140,839
Supplemental disclosure of cash flow information:
Cash payments for interest	$640,592	$492,547	$523,292
Income taxes paid, net of refunds	$17,384	$(10,656)	$(9,703)
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$31,560	$33,842	$10,482

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2022, 2021 and 2020

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other providers’ offerings. The Company’s product offerings include designs for uses ranging from enterprise network, data center, residential, campus and Passive Optical LAN (“POL”) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical, renewable energy and broadcast applications, and for the wireless carrier market.

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2022 and 2021, the Company did not have bank deposits in excess of the insured limit.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2022 and 2021, the Company had no cash equivalents.

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

Inventories are stated at the lower of cost and net realizable value. The determination of cost includes raw materials, direct labor and manufacturing overhead. The cost of optical fibers, included in raw materials, is determined using specific identification for optical fibers. The cost of other raw materials and production supplies is generally determined using the first-in, first-out basis. The cost of work in process and finished goods inventories is determined either as average cost or standard cost, depending upon the product type. A standard cost system is used to estimate the actual costs of inventory for certain product types. Actual costs and production cost levels may vary from the standards established and such variances, if material, are charged to cost of goods sold or capitalized to inventory. Also see note 3.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $2.1 million, $1.9 million and $1.7 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2022, 2021 and 2020, respectively.

Optical Cable Corporation (OCC)

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $973,000, $928,000 and $1.1 million for the fiscal years ended October 31, 2022, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $159,000, $81,000 and $132,000 for the fiscal years ended October 31, 2022, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

Optical Cable Corporation (OCC)

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

(2)	Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the years ended October 31, 2022, 2021 and 2020 follows:

	Years ended October 31,
	2022	2021	2020
Balance at beginning of year	$61,527	$524,617	$99,562
Bad debt expense	8,116	10,750	425,055
Losses charged to allowance	—	(473,840)	—
Balance at end of year	$69,643	$61,527	$524,617

Optical Cable Corporation (OCC)

(3)	Inventories

Inventories as of October 31, 2022 and 2021 consist of the following:

	October 31,
	2022	2021
Finished goods	$3,894,102	$4,211,098
Work in process	4,054,789	4,023,693
Raw materials	11,093,140	7,763,325
Production supplies	396,735	305,692
Total	$19,438,766	$16,303,808

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2022 and 2021 consists of the following:

	October 31,
	2022	2021
Land and land improvements	$3,148,834	$3,148,834
Buildings and improvements	8,311,953	8,303,055
Machinery and equipment	26,909,968	27,214,996
Furniture and fixtures	902,012	904,256
Construction in progress	230,163	171,499
Total property and equipment, at cost	39,502,930	39,742,640
Less accumulated amortization and depreciation	(32,112,645)	(31,829,789)
Property and equipment, net	$7,390,285	$7,912,851

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $51,507, $45,511 and $42,006 for the years ended October 31, 2022, 2021 and 2020, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be approximately $52,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2022 was $856,167 and $274,417, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2021 was $763,718 and $222,910, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2022 and 2021, the Company’s accrual for estimated product warranty claims totaled $75,000 and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2022, 2021 and 2020 totaled $52,465, $55,592 and $67,150, respectively.

Optical Cable Corporation (OCC)

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2022 and 2021:

	Years ended October 31,
	2022	2021
Balance at beginning of year	$75,000	$85,000
Liabilities accrued for warranties issued during the year	97,501	74,555
Warranty claims paid during the period	(52,465)	(65,592)
Changes in liability for pre-existing warranties during the year	(45,036)	(18,963)
Balance at end of year	$75,000	$75,000

(7)	Long-term Debt and Notes Payable

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”), a supplemental real estate term loan, as amended and restated (the “North Carolina Real Estate Loan”), and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the “Revolver”).

Both the Virginia Real Estate Loan and the North Carolina Real Estate Loan are with Northeast Bank, have a fixed interest rate of 3.95% and are secured by a first lien deed of trust on the Company’s real property.

Long-term debt as of October 31, 2022 and 2021 consists of the following:

	October 31,
	2022	2021
Virginia Real Estate Loan ($6.5 million original principal) payable in monthly installments of $31,812, including interest (at 3.95%), with final payment of $3,318,029 due May 1, 2024	$3,669,294	$3,899,076
North Carolina Real Estate Loan ($2.24 million original principal) payable in monthly installments of $10,963, including interest (at 3.95%), with final payment of $711,773 due May 1, 2024	859,308	954,375
Total long-term debt	4,528,602	4,853,451
Less current installments	338,094	324,840
Long-term debt, excluding current installments	$4,190,508	$4,528,611

On July 5, 2022, OCC entered into a Modification Agreement with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”) to modify the existing Revolver dated July 24, 2020. In addition to certain other modifications to the Revolver as set forth in the Modification Agreement, the Modification Agreement provides a two-year extension of the initial term of the Revolver to July 24, 2025, and reduces the dollar amount of the availability block from $1,500,000 to $1,150,000.

The Revolver with SLR provides the Company with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5,000,000, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1,150,000.

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2022, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 7.75% rate at October 31, 2022). The loan may be extended in one year periods subject to the agreement of SLR.

Optical Cable Corporation (OCC)

The Revolver is secured by all of the following assets: properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of SLR; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of SLR as security for the obligations under the Revolver.

As of October 31, 2022 the Company had $6.0 million of outstanding borrowings on its Revolver and $5.9 million in available credit. As of October 31, 2021, the Company had $3.5 million of outstanding borrowings on its Revolver and $4.4 million in available credit.

The aggregate maturities of long-term debt for each of the three years subsequent to October 31, 2022 are $338,094 in fiscal year 2023, $4,190,508 in fiscal year 2024 and $5,999,663 in fiscal year 2025.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term expires on November 30, 2024.

The Company has an operating lease for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term expires on April 30, 2023.

The Company also leases certain office equipment under operating leases with initial 60 month terms. The lease terms expire in February and April of 2025.

The Company leases printers that are used in the Roanoke, Virginia manufacturing facility. The lease term expires on August 22, 2026. The right-of-use asset is being amortized on a straight line basis over seven years. When the lease term ends, the remaining net book value of the right-of-use asset will be classified as property and equipment.

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

Operating lease right-of-use assets of $662,328 and $1,028,639 were included in other assets at October 31, 2022 and 2021, respectively. Operating lease liabilities of $355,183 and $374,570 respectively, were included in accounts payable and accrued expenses, and other noncurrent liabilities at October 31, 2022. Operating lease liabilities of $385,463 and $729,753, respectively, were included in accounts payable and accrued expenses, and other noncurrent liabilities at October 31, 2021. Operating lease expense for the fiscal years ended October 31, 2022, 2021 and 2020 was $413,333, $407,235 and $396,066, respectively.

Optical Cable Corporation (OCC)

The weighted average remaining lease term for the operating leases is 24.6 months and the weighted average discount rate is 5.0% as of October 31, 2022.

For the fiscal year ended October 31, 2022, cash paid for operating lease liabilities totaled $432,485 and there were no right-of-use assets obtained in exchange for new operating lease liabilities. For the fiscal year ended October 31, 2021, cash paid for operating lease liabilities totaled $407,338 and right-of-use assets obtained in exchange for new operating lease liabilities totaled $208,390.

Financing lease right-of-use assets of $170,839 and $200,337 were included in other assets at October 31, 2022 and 2021, respectively. Financing lease liabilities of $35,724 and $130,911, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2022. Financing lease liabilities of $34,069 and $166,636, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2021. Interest expense related to the financing lease totaled $8,798 and $2,439, respectively, for the fiscal years ended October 31, 2022 and 2021. Amortization expense related to the financing lease totaled $29,497 and $6,145 for the fiscal years ended October 31, 2022 and 2021.

The remaining lease term for the financing lease is 46 months and the discount rate is 4.75% as of October 31, 2022.

For the fiscal years ended October 31, 2022, cash paid for the financing lease liability totaled $8,798 and $34,069 for interest and principal, respectively. For the fiscal year ended October 31, 2021, cash paid for the financing lease liability totaled $2,439 and $5,777 for interest and principal, respectively.

The Company’s future payments due under leases reconciled to the lease liabilities are as follows:

Fiscal Year	Operating leases	Finance lease
2023	$382,716	$42,868
2024	331,438	42,868
2025	55,023	42,868
2026	—	55,715
Total undiscounted lease payments	769,177	184,319
Present value discount	(39,424)	(17,684)
Total lease liability	$729,753	$166,635

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2022, 2021 and 2020, total expense of $3,021,642, $2,697,167 and $3,165,736, respectively, was recognized under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $62,517, $65,416 and $66,804 for the years ended October 31, 2022, 2021 and 2020, respectively.

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

On March 29, 2022, the Company’s shareholders approved the First Amendment (the “First Amendment”) to the Optical Cable Corporation 2017 Stock Incentive Plan (the “2017 Plan”) that was recommended for approval by the Company’s Board of Directors. The First Amendment reserves an additional 350,000 common shares of the Company for issuance under the 2017 Plan. As of October 31, 2022, there were approximately 356,000 remaining shares available for grant under the 2017 Plan.

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2022, 2021 and 2020 was $411,997, $335,519 and $142,242, respectively.

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

The Company recognizes expense each quarter on service-based shares based on the number of shares expected to vest multiplied by the closing price of the Company’s shares of common stock on the date of grant. The Company recognizes expense each quarter on operational performance-based shares of employees using an estimate of the shares expected to vest multiplied by the closing price of the Company’s shares of common stock on the date of grant.

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2022, and changes during the year ended October 31, 2022, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2021	483,484	$3.25
Granted	44,864	4.37
Vested	(125,565)	2.83
Forfeited	(25,313)	3.22
Balance at October 31, 2022	377,470	$3.53

As of October 31, 2022, the estimated amount of compensation cost related to nonvested equity-based compensation awards in the form of service-based and operational performance-based shares that the Company will recognize over a 3.1 year weighted-average period is approximately $1.0 million.

During the fiscal year ended October 31, 2022, 2021 and 2020, stock awards to non-employee Directors under the 2017 Plan totaling 27,364 shares, 30,055 shares and 58,880 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period. The Company recorded compensation expense for shares granted to non-employee Directors totaling $143,691, $108,801 and $131,162 during the years ended October 31, 2022, 2021 and 2020, respectively.

Optical Cable Corporation (OCC)

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not‑for‑profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2022 and 2021 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2022, 17.0%, or approximately $11.8 million of consolidated net sales were attributable to one national distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2022. As of October 31, 2022, the same customer had an outstanding balance payable to the Company totaling 11.2% of total consolidated shareholders’ equity. One other customer had an outstanding balance payable to the Company totaling 7.5% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2022, 2021 and 2020, approximately 85%, 82% and 81%, respectively, of net sales were from customers in the United States, while approximately 15%, 18% and 19%, respectively, were from customers outside of the United States.

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

In determining transaction prices, the Company evaluates whether fixed order prices are subject to adjustment to determine the net consideration to which the Company expects to be entitled. Contracts do not include financing components, as payment terms are generally due 30 to 90 days after shipment. Taxes assessed by governmental authorities and collected from the customer including, but not limited to, any sales and use taxes and value-added taxes, are not included in the transaction price and are not included in net sales.

Optical Cable Corporation (OCC)

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms.  Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product.  This liability was $317,310 and $308,406 as of October 31, 2022 and 2021, respectively.

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products.  The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability. The Company’s refund liability was $233,494 and $159,125 as of October 31, 2022 and 2021, respectively.

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

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2022, 2021 and 2020:

	Years ended October 31,
	2022	2021	2020
United States	$58,415,280	$48,537,091	$44,661,958
Outside the United States	10,663,983	10,599,203	10,615,442
Total net sales	$69,079,263	$59,136,294	$55,277,400

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2022, 2021 or 2020.

Optical Cable Corporation (OCC)

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2022, 2021 and 2020 consists of:

Fiscal year ended October 31, 2022	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	24,693	—	24,693
Totals	$24,693	$—	$24,693
Fiscal year ended October 31, 2021	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	(19,898)	—	(19,898)
Totals	$(19,898)	$—	$(19,898)
Fiscal year ended October 31, 2020	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	18,041	—	18,041
Totals	$18,041	$—	$18,041

Reported income tax expense for the years ended October 31, 2022, 2021 and 2020 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal years 2022, 2021 and 2020 to income before income taxes as follows:

	Years ended October 31,
	2022	2021	2020
“Expected” income taxes (benefit)	$(67,704)	$1,384,030	$(1,281,668)
Increase (reduction) in income tax expense (benefit) resulting from:
State income taxes, net of federal benefit	10,217	136,875	(139,736)
Provision to return reconciliation adjustment	11,516	(13,721)	350
Excess tax benefits related to share-based compensation	(44,562)	(9,118)	14,473
PPP Loan forgiveness	—	(1,046,094)	—
Non-deductible life insurance premiums	5,527	5,527	5,526
Other differences, net	4,338	1,642	7,879
Change in valulation allowance	105,361	(479,039)	1,411,217
Reported income tax expense (benefit)	$24,693	$(19,898)	$18,041

Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2022 and 2021 are presented below:

	October 31,
	2022	2021
Deferred tax assets:
Accounts receivable, due to allowances for doubtful accounts and sales returns	$32,600	$30,238
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	894,666	873,433
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	90,306	187,108
Share-based compensation expense	72,925	59,622
Section 163(j) interest	101,682	18,527
Net operating loss carryforwards	3,156,960	3,114,714
Plant and equipment, due to differences in depreciation and capital gain recognition	13,822	—
Other	23,223	33,383
Total gross deferred tax assets	4,386,184	4,317,025
Valuation allowance	(4,386,184)	(4,280,823)
Net deferred tax assets	—	36,202
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation and capital gain recognition	—	(36,202)
Total gross deferred tax liabilities	—	(36,202)
Net deferred tax asset	$—	$—

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2022, $896,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028. Additionally, the Company has federal and state gross NOL carryforwards of $13,205,414 and $2,298,744, respectively, originating with certain fiscal years from 2015 through 2022, and will not begin to expire until fiscal year 2031.

For the fiscal years ended October 31, 2022 and 2021, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $4,386,184 and $4,280,823, respectively, against net deferred tax assets existing as of October 31, 2022 and 2021.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)

A reconciliation of the unrecognized tax benefits for fiscal years 2022 and 2021 follows:

	October 31,
	2022	2021
Unrecognized tax benefits balance at beginning of year	$28,488	$48,941
Gross decreases for tax positions of prior years	—	(20,453)
Gross increases for current year tax positions	—	—
Unrecognized tax benefits balance at end of year	$28,488	$28,488

During fiscal year 2022, the Company increased accrued interest by $2,448 and no penalties were accrued related to unrecognized tax benefits. During fiscal year 2021, the Company decreased accrued interest and penalties by $7,815 and $5,113, respectively, related to unrecognized tax benefits. As of October 31, 2022 and 2021, the Company had approximately $16,055 and $13,607, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $20,630 and $21,144 as of October 31, 2022 and 2021, respectively. The Company believes that it is reasonably possible that the total unrecognized tax benefits will decrease within the next 12 months due to lapses in the applicable prior years’ tax positions. The Company estimates the decrease related to these items, including accrued interest and penalties, may be up to approximately $3,000.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2019 through October 31, 2021.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, current installments of long-term debt, accounts payable and accrued expenses, and accrued compensation and payroll taxes approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable, revolver – noncurrent, and long-term debt, excluding current installments, approximate fair value based on long-term debt issues available to the Company as of October 31, 2022 and 2021. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2022	2021	2020
Net income (loss) (numerator)	$(347,091)	$6,610,516	$(6,121,224)
Shares (denominator)	7,523,022	7,587,686	7,354,513
Basic and diluted net income (loss) per share	$(0.05)	$0.87	$(0.83)

Nonvested shares which have been issued and are outstanding as of October 31, 2022 and October 31, 2020 totaling 357,927 and 140,179, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2022 and October 31, 2020 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Share Repurchases

On July 14, 2015, our Board of Directors approved a plan to purchase and retire up to 400,000 shares of the Company’s common stock, or approximately 6.0% of the shares then outstanding (the “Repurchase Plan”). When the Repurchase Plan was approved, the Company anticipated that the purchases would be made over a 24- to 36-month period, but there was no definite time period for repurchase or plan expiration. As of October 31, 2022, the Company had 398,400 shares of its outstanding common stock remaining to purchase under the Repurchase Plan, and it has made no specific determination whether and over what period these shares may or may not be purchased. The Company continues to have no current plans to repurchase and retire its common stock and has suspended the Repurchase Plan until further notice.

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

The Employee Retention Tax Credit (“ERTC”), created in the March 2020 CARES Act and then subsequently amended by the Consolidated Appropriation Act (“CAA”) of 2021, the American Rescue Plan Act (“ARPA”) of 2021 and the Infrastructure Investment and Jobs Act (“IIJA”) of 2021, is a refundable payroll credit for qualifying businesses keeping employees on their payroll during the COVID-19 pandemic.  Under CAA, the ARPA and IIJA amendments, employers can claim a refundable tax credit against the employer share of social security tax equal to 70% of the qualified wages (including certain health care expenses) paid to employees after December 31, 2020 through September 30, 2021.  Qualified wages were limited to $10,000 per employee per calendar quarter in 2021 so the maximum ERTC available was $7,000 per employee per calendar quarter.

OCC was an eligible small employer under the gross receipts decline test when comparing the first calendar quarter of 2021 to the same quarter in calendar year 2019, which qualified the Company to claim ERTC in both the first and second calendar quarters of 2021 under the amended ERTC program. The Company qualified for a refundable payroll tax credit totaling $3,375,815 during its second fiscal quarter and $964,550 during its third fiscal quarter of 2021 for a total of $4,340,365. The $4,340,365 was included in other income on the Company’s consolidated statement of operations for year ended October 31, 2021. During fiscal year 2022, the remaining ERTC still receivable of $2,162,391 was received by the Company.

(17)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

The Company believes continuing and lingering direct and indirect impacts of the COVID-19 pandemic and certain macroeconomic trends as the COVID-19 pandemic has become more endemic-like in the U.S. have created challenges that have affected production volumes and sales despite increased demand during fiscal year 2022. While recently improving, the Company has continued to experience challenges recruiting additional personnel (particularly, production personnel), as well as certain raw material supply chain challenges. These challenges have impacted shipped product volumes and sales. Additionally, as product demand has grown, these challenges have resulted in longer lead times for certain products, and contributed to increases in sales order backlog/forward load. The Company has taken steps to successfully mitigate (to a certain extent) the impacts of these challenges; however, at this time the Company believes these challenges will continue.

Optical Cable Corporation (OCC)

The extent to which the COVID-19 pandemic may directly and indirectly affect the Company in the future will depend on ongoing developments, which are highly uncertain and cannot be reasonably predicted, including, but not limited to, the duration and severity of any future outbreaks; the timing and extent of any imposition or easing of restrictions on businesses and individuals in various markets; any impact on product demand in certain of the Company’s markets; the potential for any resurgence of the virus (including its variant strains); any supply chain and labor constraints impacting production volumes and costs directly or indirectly resulting from the pandemic and after effects of the pandemic; as well as a variety of other unknowable factors.

(18)	New Accounting Standards Not Yet Adopted

There are no new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

(19)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2022 and 2021:

\

	Quarter ended
Fiscal year ended October 31, 2022	January 31	April 30	July 31	October 31
Net sales	$14,440,295	$17,200,578	$17,382,640	$20,055,750
Gross profit	4,045,852	5,033,446	4,808,205	6,623,350
Selling, general & administrative expenses	4,780,199	5,036,331	4,954,221	5,188,984
Income (loss) before income taxes	(923,045)	(233,185)	(362,249)	1,196,081
Net income (loss)	(935,793)	(227,991)	(371,871)	1,188,564
Basic and diluted net income (loss) per share	$(0.12)	$(0.03)	$(0.05)	$0.15

	Quarter ended
Fiscal year ended October 31, 2021	January 31	April 30	July 31	October 31
Net sales	$11,876,573	$15,741,114	$15,634,760	$15,883,847
Gross profit	2,309,390	4,819,216	4,090,246	5,055,227
Selling, general & administrative expenses	4,307,924	4,589,592	4,530,563	4,811,073
Income (loss) before income taxes	(2,173,816)	3,391,775	5,376,535	(3,876)
Net income (loss)	(2,141,480)	3,385,159	5,372,767	(5,930)
Basic and diluted net income (loss) per share	$(0.29)	$0.45	$0.71	$0.00

Optical Cable Corporation (OCC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the Company) as of October 31, 2022 and 2021, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

How We Addressed the Matter in our Audit

Our audit procedures included:

●	Obtaining an understanding of the Company’s procedures for allocating manufacturing costs to inventories.
●	Obtaining an understanding of the Company’s procedures and assumptions surrounding the inventory reserve, and assessing the reasonability of those assumptions.
●	Testing the mathematical accuracy of management’s calculations.
●	Testing, on a sample basis, the assignment of costs to inventory items.
●

Evaluating whether inventories were stated at the lower of cost and net realizable value at the reporting date, as appropriate, by comparing recent sales prices of inventory to carrying cost, by evaluating the aging and/or movement of inventory, or a combination of such tests.

●	Performing corroborative inquiries with personnel responsible for product manufacturing and sales to evaluate the reasonableness of current inventory manufacturing, sales, and movement.

/s/ Brown, Edwards & Company, L.L.P.

We have served as the Company’s auditor since 2016.

Roanoke, Virginia

December 22, 2022

Optical Cable Corporation (OCC)

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers Vandeventer Black PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Brown, Edwards & Company, L.L.P.

3906 Electric Road

Roanoke, VA 24018

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

Annual Meeting

The 2023 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 28, 2023 at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia or another location stated in OCC’s filed Proxy Statement for the 2023 Annual Meeting of Shareholders.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had 238 shareholders of record as of December 15, 2022. Additionally, the Company estimates that it has more than 2,000 beneficial owners. On December 15, 2022, our common stock closed at a price of $3.70 per share.

Employees of the Company and members of the Board of Directors owned at least 34.8% of the shares outstanding as of October 31, 2022, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2022	High	Low
Fourth Quarter	$4.60	$3.32
Third Quarter	$4.07	$3.26
Second Quarter	$5.75	$3.65
First Quarter	$6.85	$3.81

	Range of Bid Prices
Fiscal year ended October 31, 2021	High	Low
Fourth Quarter	$4.48	$3.26
Third Quarter	$4.97	$3.15
Second Quarter	$4.39	$3.15
First Quarter	$4.49	$2.44

Dividend Declaration

We did not pay or declare any cash dividends on our common stock in fiscal year 2022 and do not expect to pay any cash dividends in the foreseeable future.

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
Home Care Delivered, Inc.

Optical Cable Corporation (OCC)

USA
MANUFACTURING OPERATIONS

99+

GET TO KNOW OCC

PROUDLY HEADQUARTERED IN THE USA

OCC employs over 300 talented people across 3 strategically located US manufacturing facilities. OCC is a certified small business by the U.S. Small Business Association (SBA). We serve as leaders in technical and customer support. Our customers rely on us to provide quick lead times, fast shipping, and design-build expertise. Learn more at **www.occfiber.com/about-occ**

RELIABLE CABLE & CONNECTIVITY SOLUTIONS PROVIDER

Our innovation and expertise includes end-to-end fiber optic and copper cabling & connectivity solutions used everywhere from buildings, campuses and data centers, to sporting venues, industrial facilities and harsh environments. You can rely on OCC's strategic product portfolio for all your connectivity needs.

STRATEGIC GLOBAL PARTNERSHIPS

Each year, OCC products are used in countries all over the world. We offer some of the most rugged, reliable, and innovative cable and connectivity products and solutions.

INNOVATIVE & RESPONSIVE EXPERTS

Since 1983, OCC's innovative cable and connectivity designs have revolutionized the communications industry. Our history and growth have helped us attract and retain experts in manufacturing, engineering, and design-build applications. We partner with our customers to achieve the right solution. The entire process is simple, fast, and reliable.

FOUNDED
& INNOVATING SINCE
1983

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
Plano, TX 75074 USA
972-509-1500 or 877-509-1500

OCC ASHEVILLE, NC
Enterprise Connectivity Manufacturing Facility
33 Superior Way
Swannanoa, NC 28778 USA
828-298-2260 or 800-622-7711

STRONG. INNOVATIVE. COMMUNICATIONS SOLUTIONS.®

CORPORATE HEADQUARTERS

5290 Concourse Drive | Roanoke, VA 24019 | USA

Phone +1-540-265-0690 | 800-622-7711

Fax: +1-540-265-0724