Form 10-K, Exhibit 13
period 2023-10-31
OPTICAL CABLE CORP
filed 2023-12-20
CIK 1000230

Exhibit 13.1

ANNUAL REPORT 2023

UNRIVALED INTEGRATED COMMUNICATION SOLUTIONS.™

OCC. STRONG. **INNOVATIVE.**™

UNRIVALED INTEGRATED COMMUNICATION SOLUTIONS.™

OCC's current product offering is cutting edge and ranks among the industry's most comprehensive suite to meet the full host of customer needs. We do things our competitors are unwilling or unable to do. And, we are faster! With our robust quick ship program, we are there to solve your problems quickly.

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

OPTICAL CABLE CORPORATION

Annual Report

2023

3	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

20	Consolidated Financial Statements

24	Notes to Consolidated Financial Statements

41	Report of Independent Registered Public Accounting Firm (PCAOB ID No. 423)

43	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

During fiscal year 2023, we demonstrated the strength of OCC’s market position, the efficiencies generated by our operating leverage, and our ability to navigate and successfully execute our growth strategies in volatile markets.

We started off the year strong, building on our momentum and delivering strong financial and operational performance. Like many others in our industry, however, we experienced significant volatility and a softening of demand in certain markets as fiscal year 2023 progressed—particularly in the enterprise and wireless carrier markets.

Thanks to our diversified markets and product offerings, we finished fiscal year 2023 having achieved growth by all measures—net sales, gross profit and gross profit margin, as well as income from operations, and earnings per share, compared to the prior fiscal year.

Strong Position and Execution Reflected in Financial Performance

●

Sales Growth. Net sales for fiscal year 2023 increased 4.5% to $72.2 million, compared to consolidated net sales of $69.1 million for fiscal year 2022, following net sales growth of 16.8% in fiscal year 2022 compared to fiscal year 2021.

Our market diversification and our breadth of product offerings enabled us to achieve net sales growth during fiscal year 2023 despite the volatility in certain markets, with OCC achieving sales growth in our specialty markets, partially offset by decreases in our enterprise and wireless carrier markets.

Net sales increased 19.8% during the first half of fiscal year 2023, and decreased 8.5% during the second half of fiscal year 2023, when compared to the same periods during the prior fiscal year.

OCC Net Sales by Quarter

(fiscal years 2020-2023) (in 000s)

Optical Cable Corporation (OCC)

●	Improved Gross Profit and Strong Operating Leverage. We improved gross profit and gross profit margin (gross profit as a percentage of net sales) during fiscal year 2023.

Gross profit increased 8.7% to $22.3 million for fiscal year 2023, compared to $20.5 million for fiscal year 2022.

Gross profit margin increased to 30.9% during fiscal year 2023, compared to 29.7% during fiscal year 2022. During the first half of fiscal year 2023, our gross profit margin was 35.1% compared to 28.7% in the first half of fiscal year 2022—demonstrating OCC’s strong operating leverage and the production efficiencies we are able to achieve at increased production volumes.

●

Controlling Selling, General and Administrative Expenses.  We continue to focus on operating as efficiently as possible and controlling expenses—including SG&A expenses. SG&A expenses as a percentage of net sales were 29.4% during fiscal year 2023, compared to 28.9% during fiscal year 2022. Our fixed SG&A expenses (including public company costs) are substantial, and as net sales grow, our SG&A expenses tend to increase at a slower rate than sales.

OCC SG&A Expenses

Dollars (in 000s) and % of Net Sales

(fiscal years 2019-2023)

Our Core Strengths Create Opportunities and Long-Term Value

We believe OCC remains uniquely positioned in the fiber optic and copper cabling and connectivity industry.  Our differentiated core strengths and capabilities enable OCC to offer top-tier products and application solutions and to compete successfully against much larger competitors.

OCC’s core strengths and capabilities include:

●	Enviable market positions, brand recognition, as well as our relationships with and the loyalty of our customers, decision makers and end-users across a broad range of targeted markets.

●	A wide range of fiber optic and copper cabling and connectivity products and solutions that enable OCC to deliver products and solutions that meet our customers’ unique needs and that are well suited for the applications in our various targeted markets. The range of OCC’s product offerings is extensive, with OCC often successfully competing with different competitors in OCC’s different targeted markets.

●	Broad and diverse geographic footprint with OCC selling into approximately 50 countries every year.

Optical Cable Corporation (OCC)

●

Extensive industry experience and expertise with OCC’s engineering, sales and business development teams well-respected for their product and application experience and expertise that enables OCC to create its portfolio of innovative, high performance products and associated intellectual property.

●	Significant production capacity at our facilities supported by knowledgeable and experienced manufacturing, quality and engineering teams.

Many of the costs incurred to maintain and build upon our strengths and capabilities, along with our public company costs, are fixed. As a result, as OCC grows net sales, gross profit and profitability tend to increase at a faster rate than that of net sales. This creates operating leverage for OCC as fixed production costs and fixed SG&A expenses remain relatively stable, and are spread over higher net sales levels.

OCC remains committed to leveraging our core strengths and capabilities, identifying growth opportunities, and executing our strategies and initiatives to create long-term value for our shareholders.

Looking Forward to Fiscal Year 2024

I am proud of the OCC team’s accomplishments during fiscal year 2023—particularly given the market volatility the industry experienced during the year.

Looking ahead to fiscal year 2024, we are optimistic about OCC’s opportunities.  At the same time, we are cautious of current market conditions and the impacts of soft market demand on our operating and production efficiencies.  To that end, we continue to monitor changing industry and macroeconomic trends and believe we are prepared to implement appropriate business adjustments as necessary.

Moving forward, we remain as focused as ever on driving growth, operating efficiently, and identifying and capturing additional growth opportunities to ensure we are executing for our customers and end-users while generating long-term value for our shareholders.

Thank you for your continued support.

Sincerely,

Neil D. Wilkin, Jr.
Chairman of the Board,
President and Chief Executive Officer
December 20, 2023

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims and other actions, and potential litigation, claims and other actions against us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, commercial/enterprise, military, industrial, broadcast, mining, petrochemical, renewable energy and wireless carrier industry market sectors); economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sectors, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from: (i) high volatility within various geographic markets, within targeted markets and industries, for certain types of products, and/or with certain customers (whether related to the market generally or to specific customers’ business in particular), (ii) market variations in existing product inventory levels available, generally or in certain markets, impacting sales orders for products, (iii) timing of large sales orders, and (iv) high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, any current or potential future military conflicts, and acts of civil unrest; cold wars and economic sanctions as a result of these activities; changes in the level of spending by the United States government, including, but not limited to military spending; ability to recruit and retain key personnel (including production personnel); poor labor relations; increasing labor costs; delays, extended lead times and/or changes in availability of needed raw materials, equipment and/or supplies; shipping and other logistics challenges; impact of inflation on costs, including raw materials and labor, and ability to pass along any increased costs to customers; impact of rising interest rates increasing the cost of capital; impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including costs and regulations to limit such risks; the impact of data privacy laws, including any applicable international privacy laws, and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; impact of new or changed government laws and regulations on healthcare costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with covenants with our lenders; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; direct and indirect impacts of weather, natural disasters and/or epidemic, pandemic or endemic diseases in the areas of the world in which we operate, market our products and/or acquire raw materials including impacts on supply chains, labor constraints impacting our production volumes and costs; any present or future government mandates, travel restrictions, shutdowns or other regulations regarding any epidemic, pandemic or endemic diseases; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

Optical Cable Corporation (OCC)

We caution readers that the foregoing list of important factors is not exclusive. Furthermore, we incorporate by reference those factors included in current reports on Form 8‑K and/or in our other filings.

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

Summary of Company Performance for Fiscal Year 2023

●	Consolidated net sales for fiscal year 2023 increased 4.5% to $72.2 million, compared to consolidated net sales of $69.1 million for fiscal year 2022.

●	Gross profit was $22.3 million for fiscal year 2023, compared to $20.5 million for fiscal year 2022, an increase of 8.7%.

●	Gross profit margin (gross profit as a percentage of net sales) increased to 30.9% during fiscal year 2023, compared to 29.7% for fiscal year 2022.

●

SG&A expenses increased 6.3% to $21.2 million during fiscal year 2023, compared to $20.0 million during fiscal year 2022. SG&A expenses as a percentage of net sales were 29.4% during fiscal year 2023 compared to 28.9% during fiscal year 2022.

Optical Cable Corporation (OCC)

●	Net income from operations increased 110% to $993,000 during fiscal year 2023, compared to $473,000 during fiscal year 2022.

●	Net income was $2.1 million, or $0.26 per share, during fiscal year 2023, compared to a net loss of $347,000, or $0.05 per share, during fiscal year 2022.

●

During fiscal year 2023, we received insurance proceeds in connection with our office building and its contents at our Asheville facilities sustaining water damage from a burst pipe at the end of December 2022. As a result, we recognized a gain on insurance proceeds for damage to property and equipment totaling $2.2 million during fiscal year 2023, which is reflected as income under other income (expense), net. To the extent we incur expenses in future periods to restore, repair or replace damaged assets, we may recognize offsetting losses in those future periods. At this time, we do not expect any future restoration and repair costs to exceed any insurance proceeds. The office building damaged is separate from our manufacturing building, which houses our manufacturing operations and certain offices at the same location. There was no significant impact to our operations as a result of this event.

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

Our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix. To the extent not impacted by product mix, gross profit margins tend to be higher when we achieve higher net sales levels, as certain fixed manufacturing costs are spread over higher sales and other manufacturing efficiencies are more easily achieved. Hybrid cables (containing fiber and copper) with higher copper content tend to have lower gross profit margins.

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

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended			Fiscal Years Ended
	October 31,			October 31,
			Percent			Percent
	2023	2022	Change	2022	2021	Change
Net sales	$72,200,000	$69,100,000	4.5%	$69,100,000	$59,100,000	16.8%
Gross profit	22,300,000	20,500,000	8.7	20,500,000	16,300,000	26.0
SG&A expenses	21,200,000	20,000,000	6.3	20,000,000	18,200,000	9.4
Income (loss) from operations	993,000	473,000	110.0	473,000	(2,000,000)	124.0
Net income (loss)	2,100,000	(347,000)	695.4	(347,000)	6,600,000	(105.3)

Net Sales

Consolidated net sales for fiscal year 2023 were $72.2 million, an increase of 4.5% compared to net sales of $69.1 million for fiscal year 2022.  We experienced increases in net sales in our specialty markets in fiscal year 2023, compared to fiscal year 2022, but the increases were partially offset by decreases in net sales in our enterprise and wireless carrier markets.

We believe there continue to be indicators of strength in certain of our markets—particularly our specialty markets—as we end fiscal year 2023. While OCC has benefited from market and product diversification, like others in our industry, our net sales during fiscal year 2023 were impacted by various macroeconomic pressures, risks and uncertainties in addition to the softening of certain of our targeted markets.

We also believe our net sales benefited from increased production throughput during fiscal year 2023, compared to last year, as well as our higher than typical levels of sales order backlog/forward load at the end of fiscal year 2022. Additionally, improved product pricing, increased to cover certain inflationary costs, began to take effect. Our sales order backlog/forward load has returned to more typical levels at approximately $5.4 million at the end of fiscal year 2023, compared to more than $12.0 million at the end of fiscal year 2022.

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

At the same time, we believed continuing and lingering direct and indirect impacts of the COVID-19 pandemic and certain macroeconomic trends as the COVID-19 pandemic had become more endemic-like in the U.S. created challenges that affected production volumes and sales despite increased demand during fiscal year 2022.

Our production volumes continued to be tempered (which impacted net sales) during fiscal year 2022 as we experienced certain supply chain challenges (including availability of materials, increased lead times, and increased costs) for certain raw materials, as well as challenges recruiting additional personnel (particularly, production personnel).

We experienced improvement in production personnel recruitment as well as improvements in availability of certain materials beginning in the second half of fiscal year 2022. While production labor recruitment improved, training of new production employees impacted production volumes (and labor costs) until those employees were fully trained and operating at full capacity, and certain new employees were still in the process of being trained as of the end of fiscal year 2022.

Optical Cable Corporation (OCC)

Net sales to customers outside of the United States were approximately 18%, 15% and 18% of total net sales for fiscal years 2023, 2022 and 2021, respectively. Net sales to customers in the United States increased 1.1% and net sales to customers outside of the United States increased 23.0% in fiscal year 2023, compared to last year.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, and excluding other volatility, we would normally expect 48% of total net sales to occur during the first half of a fiscal year and 52% of total net sales to occur during the second half of a fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be altered during any quarter or year by the quarterly and annual volatility of orders received for the wireless carrier market, the timing of larger projects, timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users, and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, particularly when excluding the volatility of sales in the wireless carrier market, we are not able to reliably predict net sales based on seasonality because these other factors can also, and often do, substantially impact our net sales patterns during the year. We believe we did not see our typical seasonality pattern in fiscal year 2023 as a result of the softening in certain markets, combined with the reduction in our backlog during the first two quarters of the fiscal year. Additionally, we experienced a decrease in production and shipping days of approximately seven days during the third quarter of fiscal year 2023 resulting from a shutdown related to a previously disclosed cyber incident.

Gross Profit

Gross profit was $22.3 million in fiscal year 2023, compared to gross profit of $20.5 million in fiscal year 2022, an increase of 8.7%. Gross profit margin, or gross profit as a percentage of net sales, was 30.9% in fiscal year 2023 compared to 29.7% in fiscal year 2022.

Our gross profit margin tends to be higher when we achieve higher net sales levels due to our operating leverage, as certain fixed manufacturing costs are spread over higher sales and other manufacturing efficiencies are more easily achieved.  We experienced improved gross profit margins when comparing fiscal year 2023 to fiscal year 2022—particularly during the first and second quarters of fiscal year 2023 when our gross profit margins were 35.7% and 34.6%, respectively, compared to the first and second quarters of fiscal year 2022 with gross profit margins of 28.0% and 29.3%, respectively.

We attribute the overall improvement of our gross profit margin in fiscal year 2023 compared to fiscal year 2022 to: the positive impact of our operating leverage as sales levels increased, gains in production efficiencies, as well as the impact of a more fully trained workforce. Our gross profit margin percentages are also heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix.

Gross profit was $20.5 million in fiscal year 2022, compared to gross profit of $16.3 million in fiscal year 2021, an increase of 26.0%. Gross profit margin, or gross profit as a percentage of net sales, was 29.7% in fiscal year 2022 compared to 27.5% in fiscal year 2021.

Gross profit margins during fiscal year 2022 were impacted by increases in production labor and material costs, offset by necessary prospective price increases on new sales orders for many of our products. We experienced improvement in production personnel recruitment during the second half of fiscal year 2022, needed to increase production capacity to meet existing product demand; however, training of new production employees impacted labor costs (and production volumes) until those employees were fully trained and operating at capacity.

Selling, General and Administrative Expenses

SG&A expenses increased 6.3% to $21.2 million during fiscal year 2023, compared to $20.0 million for fiscal year 2022. SG&A expenses as a percentage of net sales were 29.4% in fiscal year 2023, compared to 28.9% in fiscal year 2022.

Optical Cable Corporation (OCC)

The increase in SG&A expenses during fiscal year 2023 compared to last year was primarily the result of increases in employee and contracted sales personnel related costs totaling $1.0 million. Included in employee and contracted sales personnel related costs are employee incentives and commissions which increased due to increased net sales and improved financial results during fiscal year 2023.

Also contributing to the increase in SG&A expenses during fiscal year 2023 were increases in travel and marketing expenses, totaling $260,000, which increased due to the return to a more typical level of business travel and an increase in the number of, and the attendance at, tradeshows during fiscal year 2023 when compared to last year.

SG&A expenses increased 9.4% to $20.0 million during fiscal year 2022, compared to $18.2 million for fiscal year 2021. SG&A expenses as a percentage of net sales were 28.9% in fiscal year 2022, compared to 30.8% in fiscal year 2021.

The increase in SG&A expenses during fiscal year 2022 compared to fiscal year 2021 was primarily the result of increases in employee and contracted sales personnel related costs totaling $1.0 million. The increase in employee and contracted sales personnel related costs during fiscal year 2022 was primarily due to increased commission expense as a result of the increase in sales, new hires (net of terminations) and increases in compensation expense (including increases in response to changing labor market conditions), all when compared to fiscal year 2021. Also contributing to the increase in SG&A expenses during fiscal year 2022 were increases in travel expenses totaling $211,000, increases in shipping costs totaling $190,000, and increases in marketing expenses totaling $159,000. Both travel and marketing expenses increased due to the increase in business travel and trade shows participation during fiscal year 2022, post-COVID-19 restrictions, when compared to fiscal year 2021. Shipping costs increased due to the increase in net sales and the increase in costs charged by shippers during fiscal year 2022.

Royalty Income (Expense), Net

We recognized royalty expense, net of royalty income, totaling $26,000 during fiscal year 2023, compared to $27,000 during fiscal year 2022. Royalty income and/or expense may fluctuate based on sales of licensed products and estimates of amounts for non-licensed product sales, if any.

We recognized royalty expense, net of royalty income, totaling $27,000 during fiscal year 2022, compared to royalty income, net of royalty and related expenses, totaling $37,000 during fiscal year 2021.

Amortization of Intangible Assets

We recognized $54,000 of amortization expense, associated with intangible assets, during fiscal year 2023, compared to $52,000 during fiscal year 2022 and $46,000 during fiscal year 2021.

Income (Loss) from Operations

Our income from operations increased 110% to $993,000 during fiscal year 2023, compared to $473,000 for fiscal year 2022. We reported a loss from operations of $2.0 million for fiscal year 2021.

Other Income (Expense), Net

We recognized other income, net of $1.2 million in fiscal year 2023, compared to other expense, net of $795,000 in fiscal year 2022. Other income, net for fiscal year 2023 is comprised primarily of the gain on insurance proceeds for damage to property and equipment totaling $2.2 million, partially offset by interest expense and other miscellaneous items.

During fiscal year 2023, we received insurance proceeds in connection with our office building and its contents at our Asheville facilities sustaining water damage from a burst pipe in a sprinkler system at the end of December 2022. In connection with this event, we recognized a gain on insurance proceeds received for damage to property and equipment during fiscal year 2023 totaling $2.2 million. To the extent we incur expenses in future periods to restore, repair or replace damaged assets, we may recognize offsetting losses in those future periods. At this time, we do not expect any future restoration and repair costs to exceed any insurance proceeds.

Optical Cable Corporation (OCC)

The office building sustaining water damage at our Asheville facilities is separate from our manufacturing building, which houses our manufacturing operations and certain offices at the same location. There was no significant impact to our operations as a result of this event.

We recognized other expense, net in fiscal year 2022 of $795,000, compared to other income, net of $8.6 million in fiscal year 2021. Other expense, net for fiscal year 2022 is comprised primarily of interest expense together with other miscellaneous items. The change in other expense, net during fiscal year 2022 compared to fiscal year 2021 was primarily due to the extinguishment of our Paycheck Protection Program loan (“PPP Loan”) (including accrued interest) totaling $5.0 million and the Employee Retention Tax Credit (“ERTC”) of $4.3 million, both of which were recognized as other income in fiscal year 2021, but did not recur in fiscal year 2022.

Income (Loss) Before Income Taxes

We reported income before income taxes of $2.2 million for fiscal year 2023 compared to a loss before income taxes of $322,000 for fiscal year 2022. The improvement was primarily due to the increase in gross profit of $1.8 million, and the gain on insurance proceeds received for damage to property and equipment of $2.2 million, partially offset by the increase in SG&A expenses of $1.3 million.

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

Income Tax Expense (Benefit)

Income tax expense totaled $146,000 for fiscal year 2023 compared to $25,000 for fiscal year 2022. Our effective tax rate for fiscal year 2023 was 6.6%, compared to negative 7.7% for fiscal year 2022.

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

Income tax expense totaled $25,000 in fiscal year 2022, compared to income tax benefit of $20,000 in fiscal year 2021. Our effective tax rate for fiscal year 2022 was negative 7.7%, compared to less than negative one percent for fiscal year 2021.

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

Optical Cable Corporation (OCC)

As of October 31, 2023, the valuation allowance against our total gross deferred tax assets totaled $4.0 million.

See also “Critical Accounting Policies and Estimates” herein and Note 12 to the Consolidated Financial Statements.

Net Income (Loss)

Net income for fiscal year 2023 was $2.1 million compared to a net loss of $347,000 for fiscal year 2022. This change was primarily due to the increase in income before income taxes of $2.5 million in fiscal year 2023, compared to fiscal year 2022.

Net loss for fiscal year 2022 was $347,000 compared to net income of $6.6 million for fiscal year 2021. This change was primarily due to the decrease in income before income taxes of $6.9 million in fiscal year 2022, compared to fiscal year 2021.

Financial Condition

Total assets increased $3.3 million, or 8.2%, to $43.9 million at October 31, 2023, from $40.6 million at October 31, 2022. This increase was primarily due to a $4.3 million increase in inventories, partially offset by a $2.2 million decrease in trade accounts receivable, net. Inventories increased largely as the result of the timing of certain raw material purchases, increases in work in process levels related to pending shipments, and the increase in finished goods inventory resulting from higher replenishment rates of stock inventory toward targeted levels. The decrease in trade accounts receivable, net, resulted from the decrease in net sales in the fourth quarter of fiscal year 2023 when compared to the fourth quarter of fiscal year 2022.

Total liabilities increased $759,000, or 4.1%, to $19.2 million at October 31, 2023, from $18.4 million at October 31, 2022. The increase in total liabilities was primarily due to net borrowings on our Revolver totaling $2.3 million, partially offset by the payoff of our North Carolina Real Estate Loan and the pay down of the balance of our Virginia Real Estate Loan totaling $1.9 million.

Total shareholders’ equity at October 31, 2023 increased $2.6 million, or 11.6%, during fiscal year 2023. The increase resulted from net income of $2.1 million and share-based compensation, net of $496,000.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements through payments on our Revolver. Our primary source of capital for this purpose has been existing cash, cash provided by operations, and borrowings under our Revolver (see “Credit Facilities” below).

As of October 31, 2023 and 2022, we had an outstanding loan balance under our Revolver totaling $8.3 million and $6.0 million, respectively. As of October 31, 2023 and 2022, we had outstanding loan balances, excluding our Revolver, totaling $2.7 million and $4.5 million, respectively.

Our cash totaled $1.5 million and $216,000 as of October 31, 2023 and 2022, respectively. The increase in cash for the year ended October 31, 2023 primarily resulted from insurance proceeds received for damage to property and equipment totaling $1.9 million and cash provided by financing activities of $220,000, partially offset by cash used in operating activities of $396,000 and capital expenditures totaling $521,000.

On October 31, 2023, we had working capital of $27.3 million, compared to $23.7 million as of October 31, 2022. The ratio of current assets to current liabilities as of October 31, 2023, was 4.5 to 1 compared to 4.2 to 1 as of October 31, 2022. The increase in working capital and in the current ratio was primarily due to the $1.3 million increase in cash and the $4.3 million increase in inventories, partially offset by the $2.2 million decrease in trade accounts receivable, net.

Optical Cable Corporation (OCC)

Net Cash

Net cash used in operating activities was $396,000 in fiscal year 2023, compared to $1.6 million in fiscal year 2022 and net cash provided by operating activities of $2.1 million in fiscal year 2021.

Net cash used in operating activities during fiscal year 2023 primarily resulted from an increase in inventories totaling $4.3 million and adjustments to reconcile net income of $2.1 million to net cash used in operating activities for the gain on insurance proceeds totaling $2.2 million, partially offset by the cash flow impact of decreases in trade accounts receivable, net totaling $2.2 million and certain other adjustments to reconcile net income of $2.1 million to net cash used in operating activities including depreciation and amortization of $946,000 and share-based compensation expense of $611,000.

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

Net cash provided by investing activities totaled $1.4 million in fiscal year 2023, compared to net cash used in investing activities of $292,000 in fiscal year 2022 and $193,000 in fiscal year 2021. Net cash provided by investing activities during fiscal year 2023 resulted primarily from insurance proceeds received for damage to property and equipment, net totaling $1.9 million, partially offset by purchases of property and equipment and deposits for the purchase of property and equipment totaling $521,000. Net cash used in investing activities during fiscal years 2022 and 2021 resulted primarily from the purchase of property and equipment and deposits for the purchase of property and equipment.

Net cash provided by financing activities totaled $220,000 in fiscal year 2023, compared to $2.0 million in fiscal year 2022 and net cash used in financing activities totaling $1.9 million in fiscal year 2021.

Net cash provided by financing activities in fiscal year 2023 resulted primarily from net proceeds on our revolving line of credit totaling $2.3 million, partially offset by principal payments on debt totaling $1.9 million. Net cash provided by financing activities in fiscal year 2022 resulted primarily from net proceeds on our revolving line of credit totaling $2.5 million, partially offset by principal payments on long-term debt totaling $325,000. Net cash used in financing activities in fiscal year 2021 resulted primarily from net repayments on our Revolver totaling $1.5 million and principal payments on long-term debt totaling $312,000.

Optical Cable Corporation (OCC)

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”) and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the Revolver).

On October 31, 2023, OCC and Northeast Bank entered into an Omnibus Amendment of Loan Documents (the “Amendment”) to modify certain loan documents currently in effect between the parties related to the Virginia Real Estate Loan and a supplemental real estate term loan (the “North Carolina Real Estate Loan”). The primary purpose of the Amendment was to: (i) pay off the North Carolina Real Estate Loan; (ii) pay down the balance on the Virginia Real Estate Loan; (iii) extend the maturity date of the Virginia Real Estate Loan through May 5, 2026, with principal payments being made on a 20-year amortization schedule; (iv) release the collateral of the North Carolina Real Estate Loan; and (v) effective October 5, 2023, modify the interest rate of the Virginia Real Estate Loan to a variable rate equal to the Prime Rate, provided that the interest rate shall never be less than 8.5% per annum.

The Virginia Real Estate Loan remains generally secured by a first lien deed of trust on the land and buildings at the Company’s headquarters and manufacturing facilities located in Roanoke, Virginia. All other terms of the Virginia Real Estate Loan remain unaltered and remain in full force and effect.

The Revolver with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”) provides us with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $5.0 million, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1.15 million. The term of the Revolver expires on July 24, 2025, unless otherwise extended or renewed.

The maximum aggregate principal amount subject to the Revolver is $18.0 million. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2023, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 10.0% rate at October 31, 2023). The loan may be extended in one year periods subject to the agreement of SLR.

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

As of October 31, 2023, we had $8.3 million of outstanding borrowings on our Revolver and $2.6 million in available credit. As of October 31, 2022, we had $6.0 million of outstanding borrowings on our Revolver and $5.9 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2023. We expected capital expenditures in fiscal year 2023 would not exceed $1.0 million. We incurred capital expenditures totaling $521,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, and other capitalizable expenditures for property, plant and equipment for fiscal year 2023.

Optical Cable Corporation (OCC)

During our 2024 fiscal year budgeting process, we included an estimate for capital expenditures of $1.0 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our Revolver, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2023. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for credit losses, inventories, deferred tax assets (and valuation allowances thereon), long-lived assets and commitments and contingencies.

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

Revenue Recognition

Management views revenue recognition as a critical accounting estimate since we must estimate an allowance for sales returns for the reporting period. This allowance reduces net sales for the period and is based on our analysis and judgment of historical trends, identified returns and the potential for additional returns. The estimates for sales returns did not materially differ from actual results for the years ended October 31, 2023, 2022 and 2021.

Trade Accounts Receivable and the Allowance for Credit Losses

Management views trade accounts receivable net of the related allowance for credit losses as a critical accounting estimate since the allowance for credit losses is based on judgments and estimates concerning the likelihood that individual customers will pay the amounts included as receivable from them. In determining the amount of allowance for credit losses to be recorded for individual customers, we assess the net amount expected to be collected from each customer. In addition, we establish an allowance for all other receivables for which no specific allowances are deemed necessary. This portion of the allowance for credit losses is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on our expectations of net amounts expected to be collected.

Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2023 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

There are no new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2023.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets
October 31, 2023 and 2022

	October 31,
Assets	2023	2022
Current assets:
Cash	$1,468,709	$215,936
Trade accounts receivable, net of allowance for credit losses of $71,189 in 2023 and $69,643 in 2022	8,727,810	10,963,753
Income taxes refundable - current	81,844	—
Other receivables	397,758	37,442
Inventories	23,766,326	19,438,766
Prepaid expenses and other assets	595,469	540,225
Total current assets	35,037,916	31,196,122
Property and equipment, net	7,139,616	7,390,285
Intangible assets, net	566,197	618,142
Other assets, net	1,135,172	1,353,257
Total assets	$43,878,901	$40,557,806
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$52,624	$338,094
Accounts payable and accrued expenses	5,843,044	5,354,150
Accrued compensation and payroll taxes	1,849,780	1,772,551
Income taxes payable	22,754	18,098
Total current liabilities	7,768,202	7,482,893
Note payable, revolver - noncurrent	8,324,397	5,999,663
Long-term debt, excluding current installments	2,622,620	4,190,508
Other noncurrent liabilities	441,838	725,024
Total liabilities	19,157,057	18,398,088
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 7,893,681 shares in 2023 and 7,893,194 shares in 2022	15,134,133	14,638,505
Retained earnings	9,587,711	7,521,213
Total shareholders’ equity	24,721,844	22,159,718
Commitments and contingencies
Total liabilities and shareholders’ equity	$43,878,901	$40,557,806

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations
Years ended October 31, 2023, 2022 and 2021

	Years Ended October 31,
	2023	2022	2021
Net sales	$72,173,752	$69,079,263	$59,136,294
Cost of goods sold	49,879,676	48,568,410	42,862,215
Gross profit	22,294,076	20,510,853	16,274,079
Selling, general and administrative expenses	21,220,741	19,959,735	18,239,152
Royalty (income) expense, net	26,315	26,747	(37,261)
Amortization of intangible assets	53,941	51,507	45,511
Income (loss) from operations	993,079	472,864	(1,973,323)
Other income (expense), net:
Interest expense	(1,152,554)	(768,286)	(690,384)
Gain on insurance proceeds, net	2,199,463	—	—
Other, net	172,234	(26,976)	9,254,325
Other income (expense), net	1,219,143	(795,262)	8,563,941
Income (loss) before income taxes	2,212,222	(322,398)	6,590,618
Income tax expense (benefit)	145,724	24,693	(19,898)
Net income (loss)	$2,066,498	$(347,091)	$6,610,516
Net income (loss) per share - basic and diluted	$0.26	$(0.05)	$0.87

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders' Equity
Years ended October 31, 2023, 2022 and 2021

				Total
	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2020	7,537,087	$14,002,130	$1,257,788	$15,259,918
Share-based compensation, net	360,390	335,519	—	335,519
Net income	—	—	6,610,516	6,610,516
Balances at October 31, 2021	7,897,477	$14,337,649	$7,868,304	$22,205,953
Share-based compensation, net	(4,283)	300,856	—	300,856
Net loss	—	—	(347,091)	(347,091)
Balances at October 31, 2022	7,893,194	$14,638,505	$7,521,213	$22,159,718
Share-based compensation, net	487	495,628	—	495,628
Net income	—	—	2,066,498	2,066,498
Balances at October 31, 2023	7,893,681	$15,134,133	$9,587,711	$24,721,844

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows
Years Ended October 31, 2023, 2022 and 2021

	Years ended October 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$2,066,498	$(347,091)	$6,610,516
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	946,457	1,074,671	1,206,706
Bad debt expense	1,546	8,116	10,750
Share-based compensation expense	611,480	411,997	335,519
Gain on insurance proceeds, net	(2,199,463)	—	—
Gain on debt extinguishment─PPP Loan principal	—	—	(4,981,400)
Loss on disposal of property and equipment	8,335	22,247	30,463
(Increase) decrease in:
Trade accounts receivable	2,234,397	(2,595,869)	(825,416)
Other receivables	(107,845)	2,167,014	(2,181,311)
Income taxes refundable	(81,844)	—	25,003
Inventories	(4,327,560)	(3,134,958)	795,959
Prepaid expenses and other assets	(55,244)	9,125	(76,834)
Other assets	92,036	392,597	70,081
Increase (decrease) in:
Accounts payable and accrued expenses	479,372	1,068,549	1,357,106
Accrued compensation and payroll taxes	77,229	218,780	90,464
Income taxes payable	4,656	4,977	(865)
Other noncurrent liabilities	(145,726)	(887,699)	(350,153)
Net cash provided by (used in) operating activities	(395,676)	(1,587,544)	2,116,588
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(520,847)	(279,810)	(166,227)
Insurance proceeds received	1,946,992	—	—
Investment in intangible assets	(1,996)	(22,789)	(26,640)
Proceeds from sale of property and equipment	4,500	10,134	—
Net cash provided by (used in) investing activities	1,428,649	(292,465)	(192,867)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	(115,852)	(111,141)	—
Proceeds from note payable, revolver	79,258,692	71,733,254	58,867,884
Payments on note payable, revolver	(76,933,958)	(69,199,499)	(60,390,636)
Principal payments on long-term debt	(1,853,358)	(324,849)	(312,115)
Payments for financing costs	(100,000)	(100,000)	(91,667)
Principal payments on financing lease	(35,724)	(34,069)	(5,777)
Net cash provided by (used in) financing activities	219,800	1,963,696	(1,932,311)
Net increase (decrease) in cash	1,252,773	83,687	(8,590)
Cash at beginning of year	215,936	132,249	140,839
Cash at end of year	$1,468,709	$215,936	$132,249
Supplemental disclosure of cash flow information:
Cash payments for interest	$1,028,762	$640,592	$492,547
Income taxes paid, net of refunds	$221,993	$17,384	$(10,656)
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$22,081	$31,560	$33,842

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2023, 2022 and 2021

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2023, the Company had bank deposits in excess of the insured limit totaling $1.2 million. As of October 31, 2022, the Company did not have bank deposits in excess of the insured limit.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2023 and 2022, the Company had no cash equivalents.

(d)	Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not typically bear interest. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews outstanding trade accounts receivable at the end of each quarter and records expected credit losses as deemed appropriate for (i) certain individual customers and (ii) for all other trade accounts receivable in total. In determining the amount of allowance for credit losses to be recorded for individual customers, the Company assesses the net amount expected to be collected from each customer. In addition, the Company establishes an allowance for all other receivables for which no specific allowances are deemed necessary. This portion of the allowance for credit losses is based on a percentage of total trade accounts receivable with different percentages used based on different age categories of receivables. The percentages used are based on the Company’s expectations of net amounts expected to be collected. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $2.1 million, $2.1 million and $1.9 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2023, 2022 and 2021, respectively.

Optical Cable Corporation (OCC)

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $983,000, $973,000 and $928,000 for the fiscal years ended October 31, 2023, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $191,000, $159,000 and $81,000 for the fiscal years ended October 31, 2023, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

(2)	Allowance for Credit Losses for Trade Accounts Receivable

A summary of changes in the allowance for credit losses for trade accounts receivable for the years ended October 31, 2023, 2022 and 2021 follows:

	Years ended October 31,
	2023	2022	2021
Balance at beginning of year	$69,643	$61,527	$524,617
Bad debt expense	1,546	8,116	10,750
Losses charged to allowance	—	—	(473,840)
Balance at end of year	$71,189	$69,643	$61,527

(3)	Inventories

Inventories as of October 31, 2023 and 2022 consist of the following:

	October 31,
	2023	2022
Finished goods	$5,937,682	$3,894,102
Work in process	4,372,913	4,054,789
Raw materials	13,130,478	11,093,140
Production supplies	325,253	396,735
Total	$23,766,326	$19,438,766

Optical Cable Corporation (OCC)

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2023 and 2022 consists of the following:

	October 31,
	2023	2022
Land and land improvements	$3,148,834	$3,148,834
Buildings and improvements	8,305,039	8,311,953
Machinery and equipment	26,185,346	26,909,968
Furniture and fixtures	902,012	902,012
Construction in progress	199,772	230,163
Total property and equipment, at cost	38,741,003	39,502,930
Less accumulated amortization and depreciation	(31,601,387)	(32,112,645)
Property and equipment, net	$7,139,616	$7,390,285

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $53,941, $51,507 and $45,511 for the years ended October 31, 2023, 2022 and 2021, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be approximately $54,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2023 was $868,564 and $313,927, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2022 was $856,167 and $274,417, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2023 and 2022, the Company’s accrual for estimated product warranty claims totaled $80,000 and $75,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2023, 2022 and 2021 totaled $89,548, $52,465 and $55,592, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2023 and 2022:

	Years ended October 31,
	2023	2022
Balance at beginning of year	$75,000	$75,000
Liabilities accrued for warranties issued during the year	114,577	97,501
Warranty claims paid during the period	(84,548)	(52,465)
Changes in liability for pre-existing warranties during the year	(25,029)	(45,036)
Balance at end of year	$80,000	$75,000

Optical Cable Corporation (OCC)

(7)	Long-term Debt and Notes Payable

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”) and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the “Revolver”).

On October 31, 2023, OCC and Northeast Bank entered into an Omnibus Amendment of Loan Documents (the “Amendment”) to modify certain loan documents currently in effect between the parties related to the Virginia Real Estate Loan and a supplemental real estate term loan (the “North Carolina Real Estate Loan”). The primary purpose of the Amendment was to: (i) pay off the North Carolina Real Estate Loan; (ii) pay down the balance on the Virginia Real Estate Loan; (iii) extend the maturity date of the Virginia Real Estate Loan through May 5, 2026; (iv) release the collateral of the North Carolina Real Estate Loan; and (v) effective October 5, 2023, modify the interest rate of the Virginia Real Estate Loan to a variable rate equal to the Prime Rate, provided that the interest rate shall never be less than 8.5% per annum.

The Loan remains generally secured by a first lien deed of trust on the land and buildings at the Company’s headquarters and manufacturing facilities located in Roanoke, Virginia. All other terms of the Virginia Real Estate Loan remain unaltered and remain in full force and effect.

The Virginia Real Estate Loan is payable in monthly installments of principal and interest. Principal is calculated using the unpaid balance of the loan and a two hundred forty (240) month amortization schedule. Interest is computed on the aggregate principal balance outstanding at a rate equal to the Prime Rate, adjusted monthly on the fifth day of each calendar month in accordance with changes to the Prime Rate, provided, however, that the interest rate is never less than 8.5% per annum on the basis of a 360-day year times the actual number of days elapsed.

Long-term debt as of October 31, 2023 and 2022 consists of the following:

	October 31,
	2023	2022
Virginia Real Estate Loan ($6.5 million original principal)	$2,675,244	$3,669,294
North Carolina Real Estate Loan ($2.24 million original principal)	—	859,308
Total long-term debt	2,675,244	4,528,602
Less current installments	52,624	338,094
Long-term debt, excluding current installments	$2,622,620	$4,190,508

On July 5, 2022, OCC entered into a Modification Agreement with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”), to modify the existing Revolver dated July 24, 2020. In addition to certain other modifications to the Revolver as set forth in the Modification Agreement, the Modification Agreement provided a two-year extension of the initial term of the Revolver to July 24, 2025, and reduced the dollar amount of the availability block from $1,500,000 to $1,150,000.

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

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). In the event of a default, interest may become 6.0% above the Applicable Rate. As of October 31, 2023, the Revolver accrued interest at the prime lending rate plus 1.5% (resulting in a 10.0% rate at October 31, 2023). The loan may be extended in one year periods subject to the agreement of SLR.

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

As of October 31, 2023, the Company had $8.3 million of outstanding borrowings on its Revolver and $2.6 million in available credit. As of October 31, 2022 the Company had $6.0 million of outstanding borrowings on its Revolver and $5.9 million in available credit.

The aggregate maturities of long-term debt for each of the three years subsequent to October 31, 2023 are $52,624 in fiscal year 2024, $8,381,756 in fiscal year 2025 and $2,565,260 in fiscal year 2026.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term expires on November 30, 2024.

The Company has an operating lease for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. During fiscal year 2023, the lease term was extended for an additional three years. The new expiration date is April 30, 2026.

The Company also leases certain office equipment under operating leases with initial 60 month terms. The lease terms expire in February and April of 2025.

OCC leases printers that are used in the Roanoke, Virginia manufacturing facility. The lease term expires on August 22, 2026. The right-of-use asset is being amortized on a straight line basis over seven years. When the lease term ends, the remaining net book value of the right-of-use asset will be classified as property and equipment.

The Company’s lease contracts may include options to extend or terminate the lease. The Company exercises judgment to determine the term of those leases when such options are present and includes such options in the calculation of the lease term when it is reasonably certain that it will exercise those options.

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

Optical Cable Corporation (OCC)

Operating lease right-of-use assets of $596,578 and $662,328 were included in other assets at October 31, 2023 and 2022, respectively. Operating lease liabilities of $414,159 and $227,925, respectively, were included in accounts payable and accrued expenses, and other noncurrent liabilities at October 31, 2023. Operating lease liabilities of $355,183 and $374,570, respectively, were included in accounts payable and accrued expenses, and other noncurrent liabilities at October 31, 2022. Operating lease expense for the fiscal years ended October 31, 2023, 2022 and 2021 was $430,765, $413,333 and $407,235, respectively.

The weighted average remaining lease term for the operating leases is 21 months and the weighted average discount rate is 7.3% as of October 31, 2023.

For the fiscal years ended October 31, 2023 and 2022, cash paid for operating lease liabilities totaled $439,016 and $432,485, respectively. For the fiscal years ended October 31, 2023 and 2022, there were no right-of-use assets obtained in exchange for new operating lease liabilities.

Finance lease right-of-use assets of $141,342 and $170,839 were included in other assets at October 31, 2023 and 2022, respectively. Finance lease liabilities of $37,459 and $93,451, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2023. Finance lease liabilities of $35,724 and $130,911, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2022. Interest expense related to the finance lease totaled $7,144 and $8,798, respectively, for the fiscal years ended October 31, 2023 and 2022. Amortization expense related to the finance lease totaled $29,497 for the fiscal years ended October 31, 2023 and 2022.

The remaining lease term for the finance lease is 34 months and the discount rate is 4.75% as of October 31, 2023.

For the fiscal year ended October 31, 2023, cash paid for the finance lease liability totaled $7,144 and $35,724 for interest and principal, respectively. For the fiscal years ended October 31, 2022, cash paid for the finance lease liability totaled $8,798 and $34,069 for interest and principal, respectively.

The Company’s future payments due under leases reconciled to the lease liabilities are as follows:

Fiscal Year	Operating leases	Finance lease
2024	$448,298	$42,868
2025	177,997	42,868
2026	63,644	55,715
Total undiscounted lease payments	689,939	141,451
Present value discount	(47,855)	(10,541)
Total lease liability	$642,084	$130,910

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2023, 2022 and 2021, total expense of $3,448,622, $3,021,642 and $2,697,167, respectively, was recognized under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company made or accrued matching contributions to the plan of $61,736, $62,517 and $65,416 for the years ended October 31, 2023, 2022 and 2021, respectively.

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

As of October 31, 2023, there were approximately 356,000 remaining shares available for grant under the Optical Cable Corporation Stock Incentive Plan (“2017 Plan”).

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2023, 2022 and 2021 was $611,480, $411,997 and $335,519, respectively.

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

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2023, and changes during the year ended October 31, 2023, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2022	377,470	$3.53
Granted	28,560	3.74
Vested	(114,876)	3.68
Balance at October 31, 2023	291,154	$3.49

As of October 31, 2023, the estimated amount of compensation cost related to nonvested equity-based compensation awards that the Company will recognize over a 1.4 year weighted-average period is approximately $515,000. Such nonvested equity-based compensation awards are in the form of (i) operational performance-based shares and (ii) operational performance-based shares which have been converted to service-based shares after performance-based criteria have been met.

During the fiscal year ended October 31, 2023, 2022 and 2021, stock awards to non-employee Directors under the 2017 Plan totaling 28,560 shares, 27,364 shares and 30,055 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period.

Optical Cable Corporation (OCC)

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not‑for‑profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2023 and 2022 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2023, 16.3%, or approximately $11.8 million of consolidated net sales were attributable to one national distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2023. As of October 31, 2023, the same customer had an outstanding balance payable to the Company totaling 6.3% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

For the years ended October 31, 2023, 2022 and 2021, approximately 82%, 85% and 82%, respectively, of net sales were from customers in the United States, while approximately 18%, 15% and 18%, respectively, were from customers outside of the United States.

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

Optical Cable Corporation (OCC)

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms.  Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product.  This liability was $110,336 and $317,310 as of October 31, 2023 and 2022, respectively.

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products.  The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability. The Company’s refund liability was $252,264 and $233,494 as of October 31, 2023 and 2022, respectively.

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

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2023, 2022 and 2021:

	Years ended October 31,
	2023	2022	2021
United States	$59,062,858	$58,415,280	$48,537,091
Outside the United States	13,110,894	10,663,983	10,599,203
Total net sales	$72,173,752	$69,079,263	$59,136,294

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2023, 2022 or 2021.

Optical Cable Corporation (OCC)

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2023, 2022 and 2021 consists of:

Fiscal year ended October 31, 2023	Current	Deferred	Total
U.S. Federal	$105,756	$—	$105,756
State	39,968	—	39,968
Totals	$145,724	$—	$145,724
Fiscal year ended October 31, 2022	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	24,693	—	24,693
Totals	$24,693	$—	$24,693
Fiscal year ended October 31, 2021	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	(19,898)	—	(19,898)
Totals	$(19,898)	$—	$(19,898)

Reported income tax expense for the years ended October 31, 2023, 2022 and 2021 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal years 2023, 2022 and 2021 to income before income taxes as follows:

	Years ended October 31,
	2023	2022	2021
“Expected” income taxes (benefit)	$464,567	$(67,704)	$1,384,030
Increase (reduction) in income tax expense (benefit) resulting from:
State income taxes, net of federal benefit	25,751	10,217	136,875
Provision to return reconciliation adjustment	81,100	11,516	(13,721)
Excess tax benefits related to share-based compensation	(11,875)	(44,562)	(9,118)
PPP Loan forgiveness	—	—	(1,046,094)
Non-deductible life insurance premiums	5,527	5,527	5,527
Other differences, net	11,918	4,338	1,642
Change in valulation allowance	(431,264)	105,361	(479,039)
Reported income tax expense (benefit)	$145,724	$24,693	$(19,898)

Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2023 and 2022 are presented below:

	October 31,
	2023	2022
Deferred tax assets:
Accounts receivable, due to allowances for credit losses and sales returns	$35,563	$32,600
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	1,099,469	894,666
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	67,842	90,306
Share-based compensation expense	116,939	72,925
Section 163(j) interest	3,450	101,682
Research and experimental expenditures, due to capitalization for tax purposes	85,419	—
Net operating loss carryforwards	2,494,887	3,156,960
Plant and equipment, due to differences in depreciation and capital gain recognition	43,229	13,822
Other	8,122	23,223
Total gross deferred tax assets	3,954,920	4,386,184
Valuation allowance	(3,954,920)	(4,386,184)
Net deferred tax assets	$—	$—

As a result of the acquisition of AOS, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2023, $672,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028.

Additionally, the Company has federal and state gross NOL carryforwards of $10,712,376 and $1,756,107, respectively. Federal NOL carryforwards originate with certain fiscal years from 2019 through 2022 and do not expire. State NOL carryforwards originate with certain fiscal years from 2015 through 2022 and will not begin to expire until fiscal year 2030.

For the fiscal years ended October 31, 2023 and 2022, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $3,954,920 and $4,386,184, respectively, against net deferred tax assets existing as of October 31, 2023 and 2022.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)

A reconciliation of the unrecognized tax benefits for fiscal years 2023 and 2022 follows:

	October 31,
	2023	2022
Unrecognized tax benefits balance at beginning of year	$28,488	$28,488
Gross decreases for tax positions of prior years	(1,330)	—
Gross increases for current year tax positions	1,036	—
Unrecognized tax benefits balance at end of year	$28,194	$28,488

During fiscal year 2023, the Company increased accrued interest by $1,546 and decreased accrued penalties by $332 related to unrecognized tax benefits. During fiscal year 2022, the Company increased accrued interest by $2,448 and no penalties were accrued related to unrecognized tax benefits. As of October 31, 2023 and 2022, the Company had approximately $17,268 and $16,055, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $20,073 and $20,630 as of October 31, 2023 and 2022, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2020 through October 31, 2022.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, other receivables, current installments of long-term debt, accounts payable and accrued expenses, income taxes refundable – current, accrued compensation and payroll taxes, and income taxes payable approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable, revolver – noncurrent, and long-term debt, excluding current installments, approximate fair value because the interest rates vary with the market. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2023	2022	2021
Net income (loss) (numerator)	$2,066,498	$(347,091)	$6,610,516
Shares (denominator)	7,880,429	7,523,022	7,587,686
Basic and diluted net income (loss) per share	$0.26	$(0.05)	$0.87

Nonvested shares which have been issued and are outstanding as of October 31, 2022 totaling 357,927 were not included in the computation of basic and diluted net loss per share for the year ended October 31, 2022 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(15)	Shareholders’ Equity

Stockholder Protection Rights Agreement

On October 28, 2011, the Board of Directors of the Company adopted a Stockholder Protection Rights Agreement (the “Rights Agreement”) and declared a dividend of one preferred share purchase right for each outstanding share of common stock. These purchase rights and the related Rights Agreement were set to expire on November 2, 2021. On November 2, 2021, the Board of Directors of the Company amended and restated the Rights Agreement (the “Amended Rights Agreement”) to amend and restate the Rights Agreement to continue the dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, no par value, of the Company (“Common Shares”), held of record at the close of business on November 2, 2021, or issued thereafter. Except to extend the Amended Rights Agreement to November 2, 2031, no other material changes were made to the Rights Agreement by the Amended Rights Agreement.

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

Optical Cable Corporation (OCC)

The Company has reserved 100,000 shares of its authorized preferred stock for issuance upon exercise of the Rights.

(16)	Gain on Insurance Proceeds

During fiscal year 2023, the Company received insurance proceeds in connection with the office building and its contents at the Company’s Asheville facilities sustaining water damage from a burst pipe at the end of December 2022. The office building damaged is separate from the Company’s manufacturing building, which houses its manufacturing operations and certain offices at the same location. There was no significant impact to the Company’s operations as a result of this event.

Insurance proceeds received, or expected to be received, for all assets covered, net of applicable deductibles, totaled $2,580,986. During fiscal year 2023, the Company recorded a loss on property and equipment totaling $7,538 and incurred expenses for building stabilization and cleaning, removal of damaged items, and other miscellaneous and related activities totaling $381,523.

Insurance proceeds in excess of expenses incurred through October 31, 2023, a net total of $2,199,463, is included in other income (expense), net as a gain on insurance proceeds on the Company’s condensed consolidated statement of operations.

To the extent the Company incurs expenses in future periods for renovation, repair or replacement or damaged assets, the Company may recognize offsetting losses in those future periods. The Company does not expect any future restoration and repair costs to exceed any insurance proceeds.

(17)	Employee Retention Tax Credit

The Employee Retention Tax Credit (“ERTC”), created in the March 2020 CARES Act and then subsequently amended by the Consolidated Appropriation Act (“CAA”) of 2021, the American Rescue Plan Act (“ARPA”) of 2021 and the Infrastructure Investment and Jobs Act (“IIJA”) of 2021, is a refundable payroll credit for qualifying businesses keeping employees on their payroll during the COVID-19 pandemic.  Under CAA, the ARPA and IIJA amendments, employers could claim a refundable tax credit against the employer share of social security tax equal to 70% of the qualified wages (including certain health care expenses) paid to employees after December 31, 2020 through September 30, 2021.  Qualified wages were limited to $10,000 per employee per calendar quarter in 2021 so the maximum ERTC available was $7,000 per employee per calendar quarter.

OCC was an eligible small employer under the gross receipts decline test when comparing the first calendar quarter of 2021 to the same quarter in calendar year 2019, which qualified the Company to claim ERTC in both the first and second calendar quarters of 2021 under the amended ERTC program. The Company qualified for a refundable payroll tax credit totaling $3,375,815 during its second fiscal quarter and $964,550 during its third fiscal quarter of 2021 for a total of $4,340,365. The $4,340,365 was included in other income on the Company’s consolidated statement of operations for year ended October 31, 2021. During fiscal year 2022, the remaining ERTC receivable of $2,162,391 was received by the Company.

(18)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(19)	New Accounting Standards Not Yet Adopted

There are no new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(20)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2023 and 2022:

	Quarter ended
Fiscal year ended October 31, 2023	January 31	April 30	July 31	October 31
Net sales	$18,283,675	$19,619,536	$16,941,378	$17,329,163
Gross profit	6,521,209	6,782,706	5,116,030	3,874,131
Selling, general & administrative expenses	5,455,466	5,662,339	4,957,518	5,145,418
Income (loss) from operations	1,045,936	1,100,106	138,425	(1,291,388)
Income (loss) before income taxes	842,448	2,498,020	99,883	(1,228,129)
Net income (loss)	809,984	2,423,087	100,803	(1,267,376)
Basic and diluted net income (loss) per share	$0.10	$0.31	$0.01	$(0.17)

	Quarter ended
Fiscal year ended October 31, 2022	January 31	April 30	July 31	October 31
Net sales	$14,440,295	$17,200,578	$17,382,640	$20,055,750
Gross profit	4,045,852	5,033,446	4,808,205	6,623,350
Selling, general & administrative expenses	4,780,199	5,036,331	4,954,221	5,188,984
Income (loss) from operations	(753,400)	(21,011)	(166,384)	1,413,659
Income (loss) before income taxes	(923,045)	(233,185)	(362,249)	1,196,081
Net income (loss)	(935,793)	(227,991)	(371,871)	1,188,564
Basic and diluted net income (loss) per share	$(0.12)	$(0.03)	$(0.05)	$0.15

Optical Cable Corporation (OCC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation and Subsidiaries (the Company) as of October 31, 2023 and 2022, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

December 20, 2023

Optical Cable Corporation (OCC)

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers Vandeventer Black PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Brown, Edwards & Company, L.L.P.

3906 Electric Road

Roanoke, VA 24018

Transfer Agent

Equiniti Trust Company, LLC (successor to American Stock Transfer & Trust Company, LLC)

48 Wall Street, Floor 23

New York, NY 10005

Form 10-K Report

Shareholders may obtain a copy of Optical Cable Corporation’s Form 10-K, including exhibits, as filed with the Securities and Exchange Commission from the SEC website at http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.occfiber.com/investor-relations/ under the tab “SEC Filings”.

Annual Meeting

The 2024 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 26, 2024 at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia or another location stated in OCC’s filed Proxy Statement for the 2024 Annual Meeting of Shareholders.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC. According to the records of our transfer agent, the Company had 237 shareholders of record as of December 13, 2023. Additionally, the Company estimates that it has more than 2,000 beneficial owners. On December 13, 2023, our common stock closed at a price of $2.71 per share.

Employees of the Company and members of the Board of Directors owned at least 34.6% of the shares outstanding as of October 31, 2023, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2023	High	Low
Fourth Quarter	$4.01	$2.26
Third Quarter	$4.65	$3.36
Second Quarter	$4.74	$3.88
First Quarter	$4.85	$3.38

	Range of Bid Prices
Fiscal year ended October 31, 2022	High	Low
Fourth Quarter	$4.60	$3.32
Third Quarter	$4.07	$3.26
Second Quarter	$5.75	$3.65
First Quarter	$6.85	$3.81

Dividend Declaration

We did not pay or declare any cash dividends on our common stock in fiscal year 2023 and do not expect to pay any cash dividends in the foreseeable future.

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
Home Care Delivered, Inc.

Optical Cable Corporation (OCC)

USA
MANUFACTURING OPERATIONS

GLOBAL OPERATIONS

GET TO KNOW OCC

PROUDLY HEADQUARTERED IN THE USA

OCC employs over 300 talented people across 3 strategically located US manufacturing facilities. OCC is a certified small business by the U.S. Small Business Association (SBA). We serve as leaders in technical and customer support. Our customers rely on us to provide quick lead times, fast shipping, and design-build expertise. Learn more at **www.occfiber.com/about-occ**

EXCEPTIONAL CABLE & CONNECTIVITY SOLUTIONS PROVIDER

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