Form 10-K, Exhibit 13
period 2024-10-31
OPTICAL CABLE CORP
filed 2024-12-23
CIK 1000230

Exhibit 13.1

OCC
OPTICAL CABLE CORPORATION

CONNECTIONS YOU CAN **COUNT ON®**

THE OCC STORY: UNRIVALED INTEGRATED COMMUNICATION SOLUTIONS.®

If you only know OCC for our specialty fiber optic cables, you don't know the whole story. OCC's current product offering of cables, as well as fiber and copper connectivity, is cutting edge and ranks among the industry's most comprehensive suite to meet the full host of customer needs. We do things our competitors are unwilling or unable to do. And, we are faster! With our robust quick ship program, we are there to solve your problems swiftly.

As an industry leader, OCC delivers innovative solutions and products designed to be better than the most challenging situations and tougher than the harshest environments. Our customers count on us to ensure the highest transmission performance and for products tested beyond industry standards. That's why top corporations, universities, hospitals, broadcasters, data centers, industrial facilities, wireless carriers, and military operations worldwide choose OCC.

OCC®

OPTICAL CABLE CORPORATION

Annual Report

2024

3	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

20	Consolidated Financial Statements

24	Notes to Consolidated Financial Statements

43	Reports of Independent Registered Public Accounting Firms (PCAOB ID No. 173)

46	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

Challenges Encountered and Challenges Overcome

When I wrote to you one year ago, OCC’s net sales were challenged by industry-wide macroeconomic pressures which began toward the end of fiscal year 2023 and became more persistent during fiscal year 2024—impacting many of our targeted markets, particularly our enterprise markets and certain of our specialty markets, including the wireless carrier market.

I am pleased to share that, as we end fiscal 2024 and look ahead to 2025 and beyond, the sun is starting to peek through. While OCC net sales for fiscal year 2024 decreased 7.6% to $66.7 million, compared to 2023, weakness across our industry has begun to subside. Thanks to strong execution of our growth strategies and our deeply entrenched market position, OCC has experienced a relatively low decline in revenues during this period compared to some of our peers.

Importantly, at the same time, we believe we have also been able to position OCC to capitalize on the opportunities ahead—ready and able to hit the ground running. Preparation poised to meet opportunity.

Returning to Growth

OCC achieved growth by all measures during the fourth quarter of fiscal year 2024—net sales, gross profit and gross profit margin (gross profit as a percentage of net sales), as well as income from operations, and earnings per share all increased when compared to the fourth quarter of fiscal year 2023.

We increased net sales 12.4% during the fourth quarter of fiscal year 2024, compared to the same period in fiscal 2023, and sequentially increased net sales 20.1%, compared to the third quarter of fiscal 2024. Additionally, during fiscal year 2024, we grew net sales on a sequential basis since the first quarter of fiscal 2024.

OCC Net Sales by Quarter

fiscal years 2021-2024 (in 000s)

OCC’s increase in net sales and positive earnings during the fourth quarter of fiscal 2024 demonstrate the disproportionally positive impact of OCC’s significant operating leverage on profitability as production volumes increase. As OCC’s net sales grow, our gross profit, gross profit margin and profitability also tend to increase at faster rates than net sales.

Optical Cable Corporation (OCC)

Well-Positioned to Benefit from Strong Operating Leverage

Operating Leverage—Manufacturing

During fiscal year 2024, gross profit was $18.2 million, a decrease of 18.3% compared to fiscal 2023, while net sales decreased 7.6% in fiscal 2024 compared to fiscal 2023.

During the fourth quarter of fiscal year 2024, OCC achieved a 33.5% gross profit margin and a disproportionate increase of 68.6% in gross profit as net sales increased 12.4% in both cases compared to the same period in fiscal year 2023.

OCC Manufacturing Operating Leverage by Quarter

Gross Profit Margin % and Net Sales dollars (fiscal years 2023-2024)

While gross profit and gross profit margins are also impacted by product mix, as OCC’s net sales and production volumes increase, substantial fixed manufacturing costs are spread over higher sales volumes, and, importantly, manufacturing efficiencies also tend to increase—particularly for fiber optic cable production.

A key differentiator between OCC and our peers was our decision to forego implementing reductions in production personnel during the periods of lower production volumes. In taking this disciplined approach, we considered our expectations of our future growth opportunities along with the time and resources necessary to train new personnel to the level we, and our customers, expect. In staying loyal to our principles and our people in the leaner periods, OCC is ideally positioned to hit the ground running and capture the opportunities ahead. This bore true in the fourth quarter of 2024 when we benefited from this disciplined and forward-thinking approach— something from which we expect to continue benefitting from in fiscal year 2025 and beyond.

Operating Leverage—Selling, General & Administrative Expenses

SG&A expenses increased 1.3% to $21.5 million during fiscal 2024, compared to $21.2 million during fiscal 2023. SG&A expenses as a percentage of net sales were 32.2% in fiscal 2024, and 29.4% in fiscal 2023.

OCC SG&A Operating Leverage by Quarter

SG&A Expenses as % of Net Sales dollars (fiscal years 2023-2024)

Optical Cable Corporation (OCC)

OCC incurs significant SG&A expenses to maintain and build our competitive strengths, capabilities, and presence in our targeted markets. We also incur significant public company costs included in SG&A. Many of these expenses are relatively fixed costs rather than varying with net sales—with OCC benefiting from our SG&A expense operating leverage as net sales increase.

We diligently continue to focus on operating as efficiently as possible and controlling expenses, including SG&A expenses, while recognizing the impact of SG&A expense operating leverage on our results.

Looking Forward to Fiscal Year 2025

Looking ahead to fiscal year 2025, we see indications of growing strength in our targeted markets and among our customer base. We also see potential opportunities to expand our product offerings.

Moving forward, we are focused on driving growth, operating efficiently, and identifying and capturing additional opportunities to ensure we are executing for our customers and end-users.

As we drive net sales, we are confident our significant operating leverage—with respect to manufacturing and SG&A costs—enables us to generate increased profitability and long-term value for our shareholders.

OCC’s core strengths and capabilities enable us to offer top-tier products and application solutions and to compete successfully against much larger competitors. OCC is committed to leveraging our core strengths and capabilities, which include:

●	Enviable market positions, brand recognition, and industry relationships including with loyal customers, decision makers and end-users across a broad range of targeted markets.
●

Extensive industry experience and expertise with OCC’s engineering, sales and business development teams well-respected for their product and application experience and expertise that enables OCC to create its portfolio of innovative, high-performance products and associated intellectual property.

●	Significant available production capacity at our facilities supported by knowledgeable and experienced manufacturing, quality and engineering teams.
●

A wide range of fiber optic and copper cabling and connectivity products and solutions that enable OCC to deliver products and solutions that meet the unique needs of our customers and end-users, and are well suited for the applications in our various targeted markets.

●	Broad and diverse geographic footprint with OCC selling into approximately 50 countries every year.

I am proud of the OCC team’s accomplishment this past year and grateful for their hard work—particularly given the macroeconomic weakness impacting our industry.

We remain committed to identifying growth opportunities and executing our strategies and initiatives to grow and create long-term value for our shareholders.

Thank you for your continued support.

Sincerely,

Neil D. Wilkin, Jr.

Chairman of the Board, President and Chief Executive Officer

December 23, 2024

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; the economic conditions affecting network service providers; corporate and/or government spending on information technology; actions by competitors; fluctuations in the price and/or availability of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims, and other actions or disputes, and potential litigation, claims, and other actions or disputes against us or with us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, commercial/enterprise, military, industrial, broadcast, mining, petrochemical, renewable energy and wireless carrier industry market sectors); economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies) and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sectors, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes affecting fixed-costs coverage and production efficiencies which may impact gross profits and gross profit margins; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from: (i) high volatility within various geographic markets, within targeted markets and industries, for certain types of products, and/or with certain customers (whether related to the market generally or to specific customers’ business in particular), (ii) market variations in existing product inventory levels available, generally or in certain markets, impacting sales orders for products, (iii) timing of large sales orders, and (iv) high sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, any current or potential future military conflicts, and acts of civil unrest; cold wars and economic sanctions as a result of these activities; changes in the level of spending by the United States government, including, but not limited to military spending; ability to recruit and retain key personnel (including production personnel); poor labor relations; increasing labor costs; delays, extended lead times and/or changes in availability of needed raw materials, equipment and/or supplies; shipping and other logistics challenges; impact of inflation on costs, including raw materials and labor, and ability to pass along any increased costs to customers; impact of rising interest rates increasing the cost of capital; impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including costs and regulations to limit such risks; the impact of data privacy laws, including any applicable international privacy laws, and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; impact of new or changed government laws and regulations on healthcare costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with covenants, if any, with our lenders; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; direct and indirect impacts of weather, natural disasters and/or epidemic, pandemic or endemic diseases in the areas of the world in which we operate, market our products and/or acquire raw materials including impacts on supply chains, labor constraints impacting our production volumes and costs; any present or future government mandates, travel restrictions, shutdowns or other regulations regarding any epidemic, pandemic or endemic diseases; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

Founded in 1983, Optical Cable Corporation is headquartered in Roanoke, Virginia with offices, manufacturing and warehouse facilities located in Roanoke, Virginia, near Asheville, North Carolina, and near Dallas, Texas. We primarily manufacture our fiber optic cables at our Roanoke facility which is ISO 9001:2015 registered, primarily manufacture our enterprise connectivity products at our Asheville facility which is ISO 9001:2015 registered, and primarily manufacture our harsh environment and specialty connectivity products at our Dallas facility which is ISO 9001:2015 registered and MIL-STD-790G certified.

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

Summary of Company Performance for Fiscal Year 2024 and for Fourth Quarter of Fiscal Year 2024

●	Consolidated net sales for fiscal year 2024 decreased 7.6% to $66.7 million, compared to consolidated net sales of $72.2 million for fiscal year 2023.

●

During the fourth quarter of fiscal year 2024, net sales increased 12.4% to $19.5 million, compared to $17.3 million for the same period in fiscal year 2023. Net sales sequentially increased 20.1% during the fourth quarter, compared to $16.2 million during the third quarter of fiscal year 2024.

●	Gross profit was $18.2 million for fiscal year 2024, compared to $22.3 million for fiscal year 2023, a decrease of 18.3%.

Optical Cable Corporation (OCC)

●

During the fourth quarter of fiscal year 2024, gross profit increased 68.6% to $6.5 million, compared to $3.9 million for the same period in fiscal year 2023. Gross profit sequentially increased 66.6% during the fourth quarter, compared to $3.9 million during the third quarter of fiscal year 2024.

●	Gross profit margin (gross profit as a percentage of net sales) decreased to 27.3% during fiscal year 2024, compared to 30.9% for fiscal year 2023.

●

During the fourth quarter of fiscal year 2024, gross profit margin increased to 33.5%, compared to 22.4% in the same period of fiscal year 2023. Gross profit margin also sequentially increased during the fourth quarter of fiscal year 2024, compared to 24.2% during the third quarter of fiscal year 2024.

●

SG&A expenses increased 1.3% to $21.5 million during fiscal year 2024, compared to $21.2 million during fiscal year 2023. SG&A expenses as a percentage of net sales were 32.2% during fiscal year 2024 compared to 29.4% during fiscal year 2023.

●

During the fourth quarter of fiscal year 2024, SG&A expenses increased 13.7% to $5.9 million, compared to $5.1 million during the same period in fiscal year 2023. SG&A expenses as a percentage of net sales were 30.0% during the fourth quarter of 2024, compared to 29.7% during the same period of fiscal year 2023.

●	Net loss was $4.2 million, or $0.54 per share, during fiscal year 2024, compared to net income of $2.1 million, or $0.26 per share, during fiscal year 2023.

●	Net income was $373,000, or $0.05 per share, during the fourth quarter of fiscal year 2024, compared to a net loss of $1.3 million, or $0.17 per share during the same period of fiscal year 2023.

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

Optical Cable Corporation (OCC)

Royalty expense, net consists of royalty and related expenses, net of royalty income earned on licenses associated with our patented products, if any.

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

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the fiscal years indicated:

	Fiscal Years Ended
	October 31,
			Percent
	2024	2023	Change
Net sales	$66,700,000	$72,200,000	(7.6)%
Gross profit	18,200,000	22,300,000	(18.3)
SG&A expenses	21,500,000	21,200,000	1.3
Income (loss) from operations	(3,400,000)	993,000	(440.0)
Net income (loss)	(4,200,000)	2,100,000	(303.7)

The following table is a summary of the unaudited quarterly results of operations for the periods indicated:

	Three Months Ended
	October 31,
			Percent
	2024	2023	Change
Net sales	$19,500,000	$17,300,000	12.4%
Gross profit	6,500,000	3,900,000	68.6
SG&A expenses	5,900,000	5,100,000	13.7
Income (loss) from operations	662,000	(1,300,000)	151.3
Net income (loss)	373,000	(1,300,000)	129.5

Net Sales

Consolidated net sales for fiscal year 2024 were $66.7 million, a decrease of 7.6% compared to net sales of $72.2 million for fiscal year 2023. We experienced a decrease in net sales in both our enterprise and specialty markets, including the wireless carrier market, in fiscal year 2024, compared to last year. We believe this is consistent with weakness being experienced in our industry generally and in certain of our target markets, which we began to experience during second half of fiscal year 2023.

During the fourth quarter of fiscal year 2024, net sales increased 12.4% to $19.5 million, compared to $17.3 million for the same period in fiscal year 2023. Net sales sequentially increased 20.1% during the fourth quarter of fiscal year 2024, compared to $16.2 million during the third quarter of fiscal year 2024.

Net sales for fiscal year 2024 were negatively impacted by various macroeconomic pressures, risks and uncertainties in our industry—which we believe is consistent with weakness being experienced in our industry generally. While certain of our markets continue to show signs of softness, we believe there are positive indicators in certain of our markets. Our quarterly net sales sequentially increased during the second, third and fourth quarters of fiscal year 2024, with the most significant growth occurring in our fourth quarter. We believe opportunities to improve net sales will continue into fiscal year 2025.

Optical Cable Corporation (OCC)

Fiscal year 2023 was positively impacted by our higher-than-typical sales order backlog/forward load of more than $12.0 million that existed at the end of fiscal year 2022, while our sales order backlog/forward load at the end of fiscal year 2023 had returned to more normal levels at approximately $5.4 million. At the end of fiscal year 2024, our sales order backlog/forward load was $5.7 million.

Net sales to customers outside of the United States were approximately 21% and 18% of total net sales for fiscal years 2024 and 2023, respectively. Net sales to customers outside of the United States increased 9.2% and net sales to customers in the United States decreased 11.4% in fiscal year 2024, compared to last year.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, and excluding other volatility, we would normally expect 48% of total net sales to occur during the first half of a fiscal year and 52% of total net sales to occur during the second half of a fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be altered during any quarter or year by the quarterly and annual variability of net sales due to other factors, such as: wireless carrier market order volume, the timing of larger projects, the timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users, and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, particularly when excluding the volatility of sales in the wireless carrier market, we are not able to reliably predict net sales based on seasonality because net sales variability due to such other factors can also, and often does, substantially impact our net sales patterns during the year. During our last two fiscal years, approximately 46% and 53% of our total net sales occurred during the first half of fiscal years 2024 and 2023, respectively, and approximately 54% and 47% of our total net sales occurred during the second half of fiscal years 2024 and 2023, respectively.

Gross Profit

Gross profit was $18.2 million in fiscal year 2024, compared to gross profit of $22.3 million in fiscal year 2023, a decrease of 18.3%. Gross profit margin, or gross profit as a percentage of net sales, was 27.3% in fiscal year 2024 compared to 30.9% in fiscal year 2023.

During the fourth quarter of fiscal year 2024, gross profit increased 68.6% to $6.5 million, compared to $3.9 million for the same period in fiscal year 2023, as a result of production efficiencies created by increased volumes and the resulting positive impact of OCC’s operating leverage. Gross profit margin increased to 33.5% in the fourth quarter of fiscal year 2024, compared to 22.4% in the same period of fiscal year 2023.

During the fourth quarter of fiscal year 2024, gross profit sequentially increased 66.6%, compared to $3.9 million during the third quarter of fiscal year 2024. Gross profit margin sequentially increased to 33.5% in the fourth quarter of fiscal year 2024, compared to 24.2% during the third quarter of fiscal year 2024.

Gross profit margin for fiscal year 2024 was negatively impacted, specifically during the first three fiscal quarters, by lower volumes, as fixed charges were spread over lower sales, as well as decreased plant efficiency, as fewer sales and lower backlog impacted the flow of products through our manufacturing facilities—the impact of operating leverage. Additionally, our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix.

While production volume decreased during fiscal year 2024 compared to last year, we have not implemented reductions in production personnel like some others in our industry have done. We benefited from our planned restraint in this regard during the fourth quarter of fiscal year 2024 as net sales increased. Our approach is also consistent with our view of expected opportunities as we prepare for fiscal year 2025, as well as considering the time it takes to train new production personnel in certain areas of our production operations.

Optical Cable Corporation (OCC)

Selling, General and Administrative Expenses

SG&A expenses increased 1.3% to $21.5 million during fiscal year 2024, compared to $21.2 million for fiscal year 2023. SG&A expenses as a percentage of net sales were 32.2% in fiscal year 2024, compared to 29.4% in fiscal year 2023.

The increase in SG&A expenses during fiscal year 2024 compared to last year was primarily the result of increases in employee and contracted sales personnel-related costs totaling $280,000. Included in employee and contracted sales personnel-related costs are compensation costs and sales incentives. Compensation costs increased $628,000 due to new hires, net of terminations, and certain rate increases. This increase was partially offset by decreases in sales incentives totaling $348,000 resulting from decreases in sales.

During the fourth quarter of fiscal year 2024, SG&A expenses increased 13.7% to $5.9 million, compared to $5.1 million during the same period in fiscal year 2023, primarily as a result of employee and contracted sales personnel-rated costs. SG&A expenses as a percentage of net sales were 30.0% during the fourth quarter of 2024, compared to 29.7% during the same period of fiscal year 2023. SG&A expenses sequentially increased 11.7% during the fourth quarter, compared to $5.2 million during the third quarter of fiscal year 2024.

Royalty Income (Expense), Net

We recognized royalty expense, net of royalty income, totaling $26,000 during fiscal year 2024 and 2023. Royalty income and/or expense may fluctuate based on sales of licensed products and estimates of amounts for non-licensed product sales, if any.

Amortization of Intangible Assets

We recognized $54,000 of amortization expense, associated with intangible assets, during fiscal year 2024 and 2023.

Income (Loss) from Operations

Our loss from operations was $3.4 million in fiscal year 2024, compared to income from operations of $993,000 for fiscal year 2023. The change was primarily the result of the $4.1 million decrease in gross profit.

Other Income (Expense), Net

We recognized other expense, net in fiscal year 2024 of $813,000, compared to other income, net of $1.2 million in fiscal year 2023. Other expense, net for fiscal year 2024 is comprised of interest expense and other miscellaneous items, partially offset by gain on insurance proceeds totaling $304,000. Other income, net for fiscal year 2023 is comprised primarily of the gain on insurance proceeds received for damage to property and equipment totaling $2.2 million, partially offset by interest expense and other miscellaneous items. The change in other expense, net during fiscal year 2024 compared to last year was primarily due to a decrease of $1.9 million in gain on insurance proceeds received in fiscal year 2024 for damage to property and equipment.

During fiscal years 2024 and 2023, we received insurance proceeds in connection with our office building and its contents at our Asheville facilities sustaining water damage from a burst pipe in a sprinkler system at the end of December 2022. In connection with this event, we recognized a gain on insurance proceeds received for damage to property and equipment totaling $304,000 and $2.2 million, respectively, during fiscal years 2024 and 2023.

Income (Loss) Before Income Taxes

We reported a loss before income taxes of $4.2 million for fiscal year 2024 compared to income before income taxes of $2.2 million for fiscal year 2023. The change was primarily due to the decrease in gross profit of $4.1 million and the decrease in gain on insurance proceeds, net of $1.9 million.

Optical Cable Corporation (OCC)

Income Tax Expense (Benefit)

Income tax expense totaled $21,000 for fiscal year 2024 compared to $146,000 for fiscal year 2023. Our effective tax rate for fiscal year 2024 was less than negative one percent, compared to 6.6% for fiscal year 2023.

Fluctuations in our effective tax rates are primarily due to permanent differences in U.S. generally accepted accounting principles (“U.S. GAAP”) and tax accounting for various tax deductions and benefits, but can also be significantly different from the statutory tax rate when income or loss before taxes is at a level such that permanent differences in U.S. GAAP and tax accounting treatment have a disproportional impact on the projected effective tax rate.

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

As of October 31, 2024, the valuation allowance against our total gross deferred tax assets totaled $4.9 million.

See also “Critical Accounting Policies and Estimates” herein and Note 12 to the Consolidated Financial Statements.

Net Income (Loss)

Net loss for fiscal year 2024 was $4.2 million, or $0.54 per share, compared to net income of $2.1 million, or $0.26 per share, for fiscal year 2023. This change was primarily due to the decrease in income before income taxes of $6.4 million, which includes the $1.9 million decrease in gain on insurance proceeds, net.

Financial Condition

Total assets decreased $3.5 million, or 8.0%, to $40.4 million at October 31, 2024, from $43.9 million at October 31, 2023. This decrease was primarily due to a $5.0 million decrease in inventories and a $1.2 million decrease in cash, partially offset by a $2.2 million increase in trade accounts receivable, net and a $1.2 million increase in other assets, net resulting primarily from an increase in the right-of-use asset related to the extension of the operating lease agreement for the manufacturing and warehouse facility in Plano, Texas. Cash decreased primarily as a result of timing of our advances and the repayment on our Revolver. Inventories decreased largely as the result of the timing of certain raw material purchases as well as lower replenishment rates due to lower sales and the timing of sales of stock inventory. The increase in trade accounts receivable, net, resulted from the increase in net sales in the fourth quarter of fiscal year 2024 when compared to the fourth quarter of fiscal year 2023.

Total liabilities increased $359,000, or 1.9%, to $19.5 million at October 31, 2024, from $19.2 million at October 31, 2023. The increase in total liabilities was primarily due to a $1.4 million increase in other noncurrent liabilities resulting from an increase in the operating lease liability related to the extension of the operating lease agreement for the manufacturing and warehouse facility in Plano, Texas, partially offset by a decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $947,000, primarily resulting from the timing of certain vendor and payroll related payments.

Optical Cable Corporation (OCC)

Total shareholders’ equity at October 31, 2024 decreased $3.9 million, or 15.7%, during fiscal year 2024. The decrease resulted from a net loss of $4.2 million, partially offset by share-based compensation, net of $330,000.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements through our Revolver. Our primary source of capital for this purpose has been existing cash, any cash provided by operations, and borrowings under our Revolver (see “Credit Facilities” below).

As of October 31, 2024 and 2023, we had an outstanding loan balance under our Revolver totaling $8.3 million. As of October 31, 2024 and 2023, we had other outstanding bank loan balances, excluding our Revolver, totaling $2.6 million and $2.7 million, respectively.

Our cash totaled $244,000 and $1.5 million as of October 31, 2024 and 2023, respectively. The decrease in cash for the year ended October 31, 2024 primarily resulted from net cash used in operating activities of $857,000, net capital expenditures of $370,000 and cash used in financing activities of $300,000, partially offset by insurance proceeds, net totaling $304,000.

On October 31, 2024, we had working capital of $15.5 million, compared to $18.9 million as of October 31, 2023. The ratio of current assets to current liabilities as of October 31, 2024 was 2.0 to 1 compared to 2.2 to 1 as of October 31, 2023. The decrease in working capital and in the current ratio resulted primarily from the decrease in cash of $1.2 million and the decrease in inventories of $5.0 million, partially offset by the increase in trade accounts receivable, net of $2.2 million and the decrease in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $947,000.

Net Cash

Net cash used in operating activities was $857,000 in fiscal year 2024 compared to $396,000 in fiscal year 2023. Net cash used in operating activities during fiscal year 2024 primarily resulted from the cash flow impact of increases in trade accounts receivable, net totaling $2.2 million and decreases in the cash impact of accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $1.1 million, partially offset by decreases in inventories totaling $5.0 million and certain adjustments to reconcile a net loss of $4.2 million to net cash used in operating activities including depreciation and amortization of $866,000, share-based compensation expense of $443,000, and the gain on insurance proceeds, net totaling $304,000.

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

Net cash used in investing activities totaled $67,000 in fiscal year 2024 compared to net cash provided by investing activities totaling $1.4 million in fiscal year 2023.

Net cash used in investing activities during fiscal year 2024 resulted primarily from purchases of property and equipment and deposits for the purchase of property and equipment totaling $370,000, partially offset by net insurance proceeds of $304,000. Net cash provided by investing activities during fiscal year 2023 resulted primarily from insurance proceeds received for damage to property and equipment, net totaling $1.9 million, partially offset by purchases of property and equipment and deposits for the purchase of property and equipment totaling $521,000.

Optical Cable Corporation (OCC)

Net cash used in financing activities totaled $300,000 in fiscal year 2024 compared to net cash provided by financing activities totaling $220,000 in fiscal year 2023.

Net cash used in financing activities in fiscal year 2024 resulted primarily from payroll taxes withheld and remitted on share-based payments totaling $113,000, debt financing costs totaling $100,000 and principal payments on long-term debt totaling $47,000. Net cash provided by financing activities in fiscal year 2023 resulted primarily from net proceeds on our revolving line of credit totaling $2.3 million, partially offset by principal payments on debt totaling $1.9 million.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”) and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the “Revolver”).

The Virginia Real Estate Loan is with Northeast Bank and is payable in monthly installments of principal and interest. Principal is calculated using the unpaid balance of the loan and a two hundred forty (240) month amortization schedule. Interest is computed on the aggregate principal balance outstanding at a rate equal to the Prime Rate, adjusted monthly on the fifth day of each calendar month in accordance with changes to the Prime Rate, provided, however, that the interest rate is never less than 8.5% per annum on the basis of a 360-day year times the actual number of days elapsed. The Prime Rate was 8.0% per annum at October 31, 2024 and 8.5% at October 31, 2023. The maturity date of the Virginia Real Estate Loan is May 5, 2026.

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

The Virginia Real Estate Loan is secured by a first lien deed of trust on the land and buildings at the Company’s headquarters and manufacturing facilities located in Roanoke, Virginia.

We had an outstanding balance on our Virginia Real Estate Loan of $2.6 million and $2.7 million as of October 31, 2024 and 2023, respectively.

On June 27, 2024, we entered into a Modification Agreement with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”) to modify the existing Loan and Security Agreement (“Loan Agreement”) dated July 24, 2020. In addition to certain other modifications to the Loan Agreement as set forth in the Modification Agreement, the Modification Agreement provides a two-year extension of the initial term of the Loan Agreement to July 24, 2027 and increases eligible inventory maximum from $5,000,000 to $7,000,000.

The Revolver with SLR provides us with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $7.0 million, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1.15 million.

The maximum aggregate principal amount subject to the Revolver is $18.0 million. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). As a result, the Revolver accrued interest at a 9.5% rate at October 31, 2024 and 10.0% at October 31, 2023. In the event of a default, interest may become 6.0% above the Applicable Rate. The loan may be extended in one year periods subject to the agreement of SLR.

Optical Cable Corporation (OCC)

Our Revolver requires a lockbox arrangement, which provides for all cash receipts to be swept daily to reduce the balance outstanding.  This arrangement, combined with the existence of a “subjective acceleration clause” (as defined by U.S. GAAP) in the Revolver, requires the balance on the Revolver to be classified as a current liability. The “subjective acceleration clause” allows SLR to declare an event of default if there is a material adverse change in our business or financial condition. Upon the occurrence of an event of default, SLR may, among other things, declare all obligations payable in full.  We believe that no such material adverse change has occurred.  In addition, at October 31, 2024 and through the date of this report, SLR has not informed us that any such event of default has occurred.  On June 27, 2024, the Revolver was extended through July 24, 2027 and we believe that we will continue to be able to borrow on the Revolver to fund our operations over the remaining term.

The Revolver is secured by all of the following assets, properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of SLR; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of SLR as security for the obligations under the Loan Agreement.

As of October 31, 2024, we had $8.3 million of outstanding borrowings on our Revolver and $3.2 million in available credit. As of October 31, 2023, we had $8.3 million of outstanding borrowings on our Revolver and $2.6 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2024. We expected capital expenditures in fiscal year 2024 would not exceed $1.0 million. We incurred capital expenditures totaling $370,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, and other capitalizable expenditures for property, plant and equipment for fiscal year 2024.

During our 2025 fiscal year budgeting process, we included an estimate for capital expenditures of $1.0 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our Revolver, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2024. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Optical Cable Corporation (OCC)

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

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of October 31, 2024 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 requires enhanced disclosures about significant segment expenses and enhanced disclosures in interim periods. The guidance in ASU 2023-07 will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023 and interim reporting periods in fiscal years beginning after December 31, 2024, with early adoption permitted. We are currently evaluating the impact ASU 2023-07 will have on our financial statement disclosures.

Optical Cable Corporation (OCC)

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The objective of ASU 2023-09 is to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. ASU 2023-09 is effective for public companies starting in annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact ASU 2023-09 will have on our financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2024.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets

October 31, 2024 and 2023

	October 31,
	2024	Restated 2023
Assets
Current assets:
Cash	$244,247	$1,468,709
Trade accounts receivable, net of allowance for credit losses of $92,125 in 2024 and $71,189 in 2023	10,946,215	8,727,810
Income taxes refundable - current	5,000	81,844
Other receivables	60,521	397,758
Inventories	18,725,317	23,766,326
Prepaid expenses and other assets	618,940	595,469
Total current assets	30,600,240	35,037,916
Property and equipment, net	6,881,357	7,139,616
Intangible assets, net	513,956	566,197
Other assets, net	2,362,458	1,135,172
Total assets	$40,358,011	$43,878,901
Liabilities and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$57,184	$52,624
Note payable, revolver - current	8,321,782	8,324,397
Accounts payable and accrued expenses	5,178,792	5,843,044
Accrued compensation and payroll taxes	1,567,232	1,849,780
Income taxes payable	18,522	22,754
Total current liabilities	15,143,512	16,092,599
Long-term debt, excluding current installments	2,570,791	2,622,620
Other noncurrent liabilities	1,801,792	441,838
Total liabilities	19,516,095	19,157,057
Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 8,220,344 shares in 2024 and 7,893,681 shares in 2023	15,464,416	15,134,133
Retained earnings	5,377,500	9,587,711
Total shareholders’ equity	20,841,916	24,721,844
Commitments and contingencies
Total liabilities and shareholders’ equity	$40,358,011	$43,878,901

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations

Years ended October 31, 2024 and 2023

	Years Ended October 31,
	2024	2023
Net sales	$66,674,099	$72,173,752
Cost of goods sold	48,469,327	49,879,676
Gross profit	18,204,772	22,294,076
Selling, general and administrative expenses	21,500,547	21,220,741
Royalty expense, net	26,450	26,315
Amortization of intangible assets	54,062	53,941
Income (loss) from operations	(3,376,287)	993,079
Other income (expense), net:
Interest expense	(1,166,630)	(1,152,554)
Gain on insurance proceeds, net	304,307	2,199,463
Other, net	49,101	172,234
Other income (expense), net	(813,222)	1,219,143
Income (loss) before income taxes	(4,189,509)	2,212,222
Income tax expense	20,702	145,724
Net income (loss)	$(4,210,211)	$2,066,498
Net income (loss) per share - basic and diluted	$(0.54)	$0.26

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders’ Equity

Years ended October 31, 2024 and 2023

				Total
	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2022	7,893,194	$14,638,505	$7,521,213	$22,159,718
Share-based compensation, net	487	495,628	—	495,628
Net income	—	—	2,066,498	2,066,498
Balances at October 31, 2023	7,893,681	$15,134,133	$9,587,711	$24,721,844
Share-based compensation, net	326,663	330,283	—	330,283
Net loss	—	—	(4,210,211)	(4,210,211)
Balances at October 31, 2024	8,220,344	$15,464,416	$5,377,500	$20,841,916

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows

Years Ended October 31, 2024 and 2023

	Years ended October 31,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$(4,210,211)	$2,066,498
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	865,851	946,457
Bad debt expense	20,936	1,546
Share-based compensation expense	443,234	611,480
Gain on insurance proceeds, net	(304,307)	(2,199,463)
Loss on disposal of property and equipment	3,444	8,335
(Increase) decrease in:
Trade accounts receivable	(2,239,341)	2,234,397
Other receivables	337,237	(107,845)
Income taxes refundable	76,844	(81,844)
Inventories	5,041,009	(4,327,560)
Prepaid expenses and other assets	(23,471)	(55,244)
Other assets	411,807	92,036
Increase (decrease) in:
Accounts payable and accrued expenses	(829,091)	479,372
Accrued compensation and payroll taxes	(282,548)	77,229
Income taxes payable	(4,232)	4,656
Other noncurrent liabilities	(164,185)	(145,726)
Net cash used in operating activities	(857,024)	(395,676)
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(369,630)	(520,847)
Insurance proceeds received	304,307	1,946,992
Investment in intangible assets	(1,821)	(1,996)
Proceeds from sale of property and equipment	—	4,500
Net cash provided by (used in) investing activities	(67,144)	1,428,649
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	(112,951)	(115,852)
Proceeds from note payable, revolver	65,369,765	79,258,692
Payments on note payable, revolver	(65,372,379)	(76,933,958)
Principal payments on long-term debt	(47,270)	(1,853,358)
Payments for financing costs	(100,000)	(100,000)
Principal payments on financing lease	(37,459)	(35,724)
Net cash provided by (used in) financing activities	(300,294)	219,800
Net increase (decrease) in cash	(1,224,462)	1,252,773
Cash at beginning of year	1,468,709	215,936
Cash at end of year	$244,247	$1,468,709
Supplemental disclosure of cash flow information:
Cash payments for interest	$1,069,019	$1,028,762
Income taxes paid, net of refunds	$(53,426)	$221,993
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$14,982	$22,081

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2024 and 2023

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2024, the Company did not have bank deposits in excess of the insured limit. As of October 31, 2023, the Company had bank deposits in excess of the insured limit totaling $1.2 million.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2024 and 2023, the Company had no cash equivalents.

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

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $1.9 million and $2.1 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2024 and 2023, respectively.

Optical Cable Corporation (OCC)

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $999,000 and $983,000 for the fiscal years ended October 31, 2024 and 2023, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $164,000 and $191,000 for the fiscal years ended October 31, 2024 and 2023, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

Optical Cable Corporation (OCC)

Diluted net income (loss) per share also is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, and reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. The diluted net income (loss) per share calculation: (i) includes common shares outstanding issued as share-based compensation and still subject to vesting requirements in the calculation of diluted net income per share and (ii) excludes common shares outstanding issued as share-based compensation and still subject to vesting requirements in calculation of diluted net loss per share. Also see note 14.

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

(2)	Allowance for Credit Losses for Trade Accounts Receivable

A summary of changes in the allowance for credit losses for trade accounts receivable for the years ended October 31, 2024 and 2023 follows:

	Years ended October 31,
	2024	2023
Balance at beginning of year	$71,189	$69,643
Bad debt expense	20,936	1,546
Balance at end of year	$92,125	$71,189

(3)	Inventories

Inventories as of October 31, 2024 and 2023 consist of the following:

	October 31,
	2024	2023
Finished goods	$5,098,148	$5,937,682
Work in process	3,724,999	4,372,913
Raw materials	9,562,563	13,130,478
Production supplies	339,607	325,253
Total	$18,725,317	$23,766,326

Optical Cable Corporation (OCC)

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2024 and 2023 consists of the following:

	October 31,
	2024	2023
Land and land improvements	$3,148,834	$3,148,834
Buildings and improvements	8,305,039	8,305,039
Machinery and equipment	26,032,752	26,185,346
Furniture and fixtures	902,012	902,012
Construction in progress	162,288	199,772
Total property and equipment, at cost	38,550,925	38,741,003
Less accumulated amortization and depreciation	(31,669,568)	(31,601,387)
Property and equipment, net	$6,881,357	$7,139,616

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $54,062 and $53,941 for the years ended October 31, 2024 and 2023, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be approximately $54,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2024 was $879,963 and $367,989, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2023 was $868,564 and $313,927, respectively.

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2024 and 2023, the Company’s accrual for estimated product warranty claims totaled $65,000 and $80,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2024 and 2023 totaled $61,465 and $89,548, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2024 and 2023:

	Years ended October 31,
	2024	2023
Balance at beginning of year	$80,000	$75,000
Liabilities accrued for warranties issued during the year	83,000	114,577
Warranty claims paid during the period	(76,465)	(84,548)
Changes in liability for pre-existing warranties during the year	(21,535)	(25,029)
Balance at end of year	$65,000	$80,000

Optical Cable Corporation (OCC)

(7)	Long-term Debt and Notes Payable

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”) and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the “Revolver”).

The Virginia Real Estate Loan is with Northeast Bank and is payable in monthly installments of principal and interest. Principal is calculated using the unpaid balance of the loan and a two hundred forty (240) month amortization schedule. Interest is computed on the aggregate principal balance outstanding at a rate equal to the Prime Rate, adjusted monthly on the fifth day of each calendar month in accordance with changes to the Prime Rate, provided, however, that the interest rate is never less than 8.5% per annum on the basis of a 360-day year times the actual number of days elapsed. The Prime Rate was 8.0% per annum at October 31, 2024 and 8.5% at October 31, 2023. The maturity date of the Virginia Real Estate Loan is May 5, 2026.

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

The Loan is secured by a first lien deed of trust on the land and buildings at the Company’s headquarters and manufacturing facilities located in Roanoke, Virginia.

The Company had an outstanding balance on its Virginia Real Estate Loan of $2.6 million as of October 31, 2024 and $2.7 million as of October 31, 2023.

On June 27, 2024, OCC entered into a Modification Agreement with North Mill Capital LLC (now doing business as SLR Business Credit, “SLR”) to modify the existing Loan and Security Agreement (“Loan Agreement”) dated July 24, 2020. In addition to certain other modifications to the Loan Agreement as set forth in the Modification Agreement, the Modification Agreement provides a two-year extension of the initial term of the Loan Agreement to July 24, 2027, and increases the eligible inventory maximum from $5,000,000 to $7,000,000.

The Revolver with SLR provides the Company with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $7,000,000, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1,150,000.

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). As a result, the Revolver accrued interest at 9.5% at October 31, 2024 and 10.0% at October 31, 2023. In the event of a default, interest may become 6.0% above the Applicable Rate. The loan may be extended in one year periods subject to the agreement of SLR.

The Company’s Revolver requires a lockbox arrangement, which provides for all cash receipts to be swept daily to reduce the balance outstanding.  This arrangement, combined with the existence of a “subjective acceleration clause” (as defined by U.S. generally accepted accounting principles) in the Revolver, requires the balance on the Revolver to be classified as a current liability. The “subjective acceleration clause” allows SLR to declare an event of default if there is a material adverse change in the Company’s business or financial condition. Upon the occurrence of an event of default, SLR may, among other things, declare all obligations payable in full.  Management believes that no such material adverse change has occurred.  In addition, at October 31, 2024 and through the date of this report, SLR has not informed the Company that any such event of default has occurred.  On June 27, 2024, the Revolver was extended through July 24, 2027 and Management believes that the Company will continue to be able to borrow on the Revolver to fund its operations over the remaining term.

The Revolver is secured by all of the following assets, properties, rights and interests in property of the Company whether now owned or existing, or hereafter acquired or arising, and wherever located; all accounts, equipment, commercial tort claims, general intangibles, chattel paper, inventory, negotiable collateral, investment property, financial assets, letter-of-credit rights, supporting obligations, deposit accounts, money or assets of the Company, which hereafter come into the possession, custody, or control of SLR; all proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing; any and all tangible or intangible property resulting from the sale, lease, license or other disposition of any of the foregoing, or any portion thereof or interest therein, and all proceeds thereof; and any other assets of the Company which may be subject to a lien in favor of SLR as security for the obligations under the Loan Agreement.

Optical Cable Corporation (OCC)

As of October 31, 2024, the Company had $8.3 million of outstanding borrowings on its Revolver and $3.2 million in available credit. As of October 31, 2023, the Company had $8.3 million of outstanding borrowings on its Revolver and $2.6 million in available credit.

The aggregate maturities of long-term debt for each of the three years subsequent to October 31, 2024 are $57,184 in fiscal year 2025, $2,570,791 in fiscal year 2026 and $8,321,782 in fiscal year 2027.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). During fiscal year 2024, the lease term was extended for an additional five years. The new expiration date is November 30, 2029.

The Company has an operating lease for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term expires April 30, 2026.

The Company also leases certain office equipment under operating leases with initial 60 month terms. The lease terms expire in February and April of 2025.

OCC leases printers that are used in the Roanoke, Virginia manufacturing facility. The lease term expires on August 22, 2026. The right-of-use asset is being amortized on a straight line basis over seven years. When the lease term ends, title of the printers transfers to the Company and the remaining net book value of the right-of-use asset will be classified as property and equipment.

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

Operating lease right-of-use assets of $1,872,206 and $596,578 were included in other assets at October 31, 2024 and 2023, respectively. Operating lease liabilities of $376,965 and $1,525,423 were included in accounts payable and accrued expenses, and other noncurrent liabilities, respectively, at October 31, 2024. Operating lease liabilities of $414,159 and $227,925 were included in accounts payable and accrued expenses, and other noncurrent liabilities, respectively, at October 31, 2023. Operating lease expense for the fiscal years ended October 31, 2024 and 2023 was $451,197 and $430,765, respectively.

The weighted average remaining lease term for the operating leases is 56.1 months and the weighted average discount rate is 9.45% as of October 31, 2024.

Optical Cable Corporation (OCC)

For the fiscal years ended October 31, 2024 and 2023, cash paid for operating lease liabilities totaled $448,298 and $439,016, respectively. For the fiscal year ended October 31, 2024, right-of-use assets obtained in exchanged for new operating lease liabilities totaled $1,661,150. For the fiscal year ended October 31, 2023, right-of-use assets obtained in exchange for new operating lease liabilities totaled $316,028 and there was a reduction in right-of-use assets for modified operating lease liabilities totaling $15,719.

Finance lease right-of-use assets of $111,844 and $141,342 were included in other assets at October 31, 2024 and 2023, respectively. Finance lease liabilities of $39,277 and $54,174, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2024. Finance lease liabilities of $37,459 and $93,451 were included in accounts payable and accrued expenses, and other noncurrent liabilities, respectively, at October 31, 2023. Interest expense related to the finance lease totaled $5,410 and $7,144 for the fiscal years ended October 31, 2024 and 2023, respectively. Amortization expense related to the finance lease totaled $29,497 for the fiscal years ended October 31, 2024 and 2023.

The remaining lease term for the finance lease is 22 months and the discount rate is 4.75% as of October 31, 2024.

For the fiscal year ended October 31, 2024, cash paid for the finance lease liability totaled $5,410 and $37,459 for interest and principal, respectively. For the fiscal year ended October 31, 2023, cash paid for the finance lease liability totaled $7,144 and $35,724 for interest and principal, respectively.

The Company’s future payments due under leases reconciled to the lease liabilities are as follows:

Fiscal Year	Operating leases	Finance lease
2025	540,618	42,868
2026	473,736	55,714
2027	426,496	-
2028	443,557	-
2029	461,297	-
Thereafter	38,565	-
Total undiscounted lease payments	2,384,269	98,582
Present value discount	(481,882)	(5,131)
Total lease liability	$1,902,387	$93,451

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the years ended October 31, 2024 and 2023, total expense of $3,608,222 and $3,448,622, respectively, was recognized under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company expensed matching contributions to the plan of $54,494 and $52,816 for the years ended October 31, 2024 and 2023, respectively.

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

As of October 31, 2024, there were approximately 29,000 remaining shares available for grant under the Optical Cable Corporation Stock Incentive Plan, as amended (“2017 Plan”).

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2024 and 2023 was $443,234 and $611,480, respectively.

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

During the fiscal year ended October 31, 2024, restricted stock awards for employees under the 2017 Plan totaling 329,850 shares were approved by the Compensation Committee of the Board of Directors of the Company. All of the restricted shares granted are operational performance-based shares vesting over approximately five years beginning on January 31, 2026 based on the achievement of certain quantitative operational performance goals. The Company uses gross profit growth as its performance-based measure for restricted stock awards granted to employees.

During the fiscal year ended October 31, 2024 and 2023, stock awards to non-employee Directors under the 2017 Plan totaling 39,960 shares and 28,560 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period.

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

Optical Cable Corporation (OCC)

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2024, and changes during the year ended October 31, 2024, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2023	291,154	$3.49
Granted	369,810	2.67
Vested	(177,149)	3.53
Forfeited	(842)	3.48
Balance at October 31, 2024	482,973	$2.85

As of October 31, 2024, the estimated amount of compensation cost related to nonvested equity-based compensation awards that the Company will recognize over a 4.4 year weighted-average period is approximately $1.1 million. Such nonvested equity-based compensation awards are in the form of (i) operational performance-based shares and (ii) operational performance-based shares which have been converted to service-based shares after performance-based criteria have been met.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not‑for‑profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2024 and 2023 have been adequately provided for in the consolidated financial statements.

For the year ended October 31, 2024, 16.4%, or approximately $10.9 million of consolidated net sales were attributable to one distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2024. As of October 31, 2024, the same customer had an outstanding balance payable to the Company totaling 9.8% of total consolidated shareholders’ equity. One other customer had an outstanding balance payable to the Company totaling 7.7% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

For the year ended October 31, 2023, 16.3%, or approximately $11.8 million of consolidated net sales were attributable to one distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2023. As of October 31, 2023, the same customer had an outstanding balance payable to the Company totaling 6.3% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

For the years ended October 31, 2024 and 2023, approximately 79% and 82%, respectively, of net sales were from customers in the United States, while approximately 21% and 18%, respectively, were from customers outside of the United States.

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

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms.  Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product.  This liability was $70,263 and $110,336 as of October 31, 2024 and 2023, respectively.

Optical Cable Corporation (OCC)

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products.  The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability. The Company’s refund liability was $232,692 and $252,264 as of October 31, 2024 and 2023, respectively.

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

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2024 and 2023:

	Years ended October 31,
	2024	2023
United States	$52,352,338	$59,062,858
Outside the United States	14,321,761	13,110,894
Total net sales	$66,674,099	$72,173,752

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2024 or 2023.

Optical Cable Corporation (OCC)

(12)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2024 and 2023 consists of:

Fiscal year ended October 31, 2024	Current	Deferred	Total
U.S. Federal	$830	$—	$830
State	19,872	—	19,872
Totals	$20,702	$—	$20,702

Fiscal year ended October 31, 2023	Current	Deferred	Total
U.S. Federal	$105,756	$—	$105,756
State	39,968	—	39,968
Totals	$145,724	$—	$145,724

Reported income tax expense for the years ended October 31, 2024 and 2023 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal years 2024 and 2023 to income before income taxes as follows:

	Years ended October 31,
	2024	2023
“Expected” income taxes (benefit)	$(879,797)	$464,567
Increase (reduction) in income tax expense (benefit) resulting from:
State income taxes, net of federal benefit	(68,711)	25,751
Provision to return reconciliation adjustment	1,755	81,100
Excess tax benefits related to share-based compensation	32,023	(11,875)
Non-deductible life insurance premiums	5,527	5,527
Other differences, net	19,215	11,918
Change in valuation allowance	910,690	(431,264)
Reported income tax expense	$20,702	$145,724

Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2024 and 2023 are presented below:

	October 31,
	2024	2023
Deferred tax assets:
Accounts receivable, due to allowances for credit losses and sales returns	$38,782	$35,563
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	1,223,072	1,099,469
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	38,204	67,842
Share-based compensation expense	74,422	116,939
Section 163(j) interest	248,890	3,450
Research and experimental expenditures, due to capitalization for tax purposes	152,950	85,419
Net operating loss carryforwards	3,025,852	2,494,887
Plant and equipment, due to differences in depreciation and capital gain recognition	54,413	43,229
Other	9,025	8,122
Total gross deferred tax assets	4,865,610	3,954,920
Valuation allowance	(4,865,610)	(3,954,920)
Net deferred tax assets	$—	$—

As a result of a past acquisition, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2024, $672,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028.

Additionally, the Company has federal and state gross NOL carryforwards of $13,028,615 and $2,578,417, respectively. Federal NOL carryforwards originate with certain fiscal years from 2019 through 2024 and do not expire. State NOL carryforwards originate with certain fiscal years from 2015 through 2024 and will not begin to expire until fiscal year 2030.

For the fiscal years ended October 31, 2024 and 2023, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $4,865,610 and $3,954,920, respectively, against net deferred tax assets existing as of October 31, 2024 and 2023.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)

A reconciliation of the unrecognized tax benefits for fiscal years 2024 and 2023 follows:

	October 31,
	2024	2023
Unrecognized tax benefits balance at beginning of year	$28,194	$28,488
Gross decreases for tax positions of prior years	(1,768)	(1,330)
Gross increases for current year tax positions	1,551	1,036
Unrecognized tax benefits balance at end of year	$27,977	$28,194

During fiscal year 2024, the Company increased accrued interest and penalties by $1,746 and $204, respectively, related to unrecognized tax benefits. During fiscal year 2023, the Company increased accrued interest by $1,546 and decreased accrued penalties by $332 related to unrecognized tax benefits. As of October 31, 2024 and 2023, the Company had approximately $19,218 and $17,268, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $19,535 and $20,073 as of October 31, 2024 and 2023, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2021 through October 31, 2023.

(13)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash, trade accounts receivable, income taxes refundable – current, other receivables, current installments of long-term debt, accounts payable and accrued expenses, accrued compensation and payroll taxes, and income taxes payable approximate fair value because of the short maturity of these instruments. The carrying values of the Company’s note payable, revolver – noncurrent, and long-term debt, excluding current installments, approximate fair value because the interest rates vary with the market. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(14)	Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the net income (loss) per share computations for the periods presented:

	Years ended October 31,
	2024	2023
Net income (loss) (numerator)	$(4,210,211)	$2,066,498
Shares (denominator)	7,749,182	7,880,429
Basic and diluted net income (loss) per share	$(0.54)	$0.26

Nonvested shares which have been issued and are outstanding as of October 31, 2024 totaling 208,001 were not included in the computation of basic and diluted net loss per share for the year ended October 31, 2024 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

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

During fiscal year 2024 and 2023, the Company received insurance proceeds in connection with the office building and its contents at the Company’s Asheville facilities sustaining water damage from a burst pipe at the end of December 2022. The office building damaged is separate from the Company’s manufacturing building, which houses its manufacturing operations and certain offices at the same location. There was no significant impact to the Company’s operations as a result of this event.

Insurance proceeds in excess of expenses incurred through October 31, 2024 and 2023, a net total of $304,307 and $2,199,463, respectively, is included in other income (expense), net as a gain on insurance proceeds on the Company’s condensed consolidated statement of operations.

(17)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(18)	New Accounting Standards Not Yet Adopted

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 requires enhanced disclosures about significant segment expenses and enhanced disclosures in interim periods. The guidance in ASU 2023-07 will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023 and interim reporting periods in fiscal years beginning after December 31, 2024, with early adoption permitted. The Company is currently evaluating the impact ASU 2023-07 will have on its financial statement disclosures.

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The objective of ASU 2023-09 is to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. ASU 2023-09 is effective for public companies starting in annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact ASU 2023-09 will have on its financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(19)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2024 and 2023:

	Quarter ended
Fiscal year ended October 31, 2024	January 31	April 30	July 31	October 31
Net sales	$14,854,765	$16,112,098	$16,221,671	$19,485,565
Gross profit	3,713,522	4,038,636	3,920,224	6,532,390
Selling, general & administrative expenses	5,093,105	5,319,580	5,237,646	5,850,216
Income (loss) from operations	(1,399,685)	(1,301,137)	(1,337,553)	662,088
Income (loss) before income taxes	(1,418,195)	(1,594,119)	(1,550,370)	373,175
Net income (loss)	(1,425,274)	(1,601,346)	(1,557,053)	373,462
Basic and diluted net income (loss) per share	$(0.18)	$(0.21)	$(0.20)	$0.05

	Quarter ended
Fiscal year ended October 31, 2023	January 31	April 30	July 31	October 31
Net sales	$18,283,675	$19,619,536	$16,941,378	$17,329,163
Gross profit	6,521,209	6,782,706	5,116,030	3,874,131
Selling, general & administrative expenses	5,455,466	5,662,339	4,957,518	5,145,418
Income (loss) from operations	1,045,936	1,100,106	138,425	(1,291,388)
Income (loss) before income taxes	842,448	2,498,020	99,883	(1,228,129)
Net income (loss)	809,984	2,423,087	100,803	(1,267,376)
Basic and diluted net income (loss) per share	$0.10	$0.31	$0.01	$(0.17)

(20)	Restatement of Previously Issued Financial Statements

In connection with the preparation of the Company’s 2024 financial statements, it was determined that the balance on the Revolver was incorrectly classified as a noncurrent liability in the 2023 consolidated balance sheet. U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) requires that a borrower’s balance outstanding on a revolving line of credit be reflected as a current liability when the loan agreement includes provisions for both (i) a required lock box arrangement with a lender in which the borrower does not have the ability to avoid using working capital to repay the amounts outstanding, whether or not the borrower has the ability to re-borrow funds based on its regular borrowing base calculation in the ordinary course of business, and (ii) a “subjective acceleration clause”, which permits the lender to accelerate the loan upon the occurrence of a material adverse change.

The Company’s management has further concluded that the classification as a current liability is required in accordance with U.S. GAAP even if (i) it is deemed that the “subjective acceleration clause” is not probable to be utilized by the lender within twelve months from the date of the balance sheet and (ii) the maturity date of the loan extends more than twelve months from the date of the balance sheet.

The Company’s Revolving Credit Master Promissory Note and Related Loan and Security Agreement (the “Revolver”) includes provisions for both: (i) a required lock box arrangement as described above for the collection of accounts receivables and other receipts by the Company and (ii) a “material adverse change” provision, similar to clauses included customarily in loan agreements.  The Company’s Revolver matures July 24, 2027.

Optical Cable Corporation (OCC)

Impact of Restatement

The following table is a summary of the effect of this restatement for the periods presented:

Fiscal year 2024	July 31, 2024 (Unaudited)
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$7,280,673	$7,280,673
Total current liabilities	6,976,106	7,280,673	14,256,779
Note payable, revolver - noncurrent	7,280,673	(7,280,673)	—

	April 30, 2024 (Unaudited)
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$8,046,853	$8,046,853
Total current liabilities	7,134,468	8,046,853	15,181,321
Note payable, revolver - noncurrent	8,046,853	(8,046,853)	—

	January 31, 2024 (Unaudited)
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$7,459,960	$7,459,960
Total current liabilities	6,729,425	7,459,960	14,189,385
Note payable, revolver - noncurrent	7,459,960	(7,459,960)	—

Fiscal year 2023	October 31, 2023
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$8,324,397	$8,324,397
Total current liabilities	7,768,202	8,324,397	16,092,599
Note payable, revolver - noncurrent	8,324,397	(8,324,397)	—

	July 31, 2023 (Unaudited)
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$7,314,692	$7,314,692
Total current liabilities	11,816,049	7,314,692	19,130,741
Note payable, revolver - noncurrent	7,314,692	(7,314,692)	—

	April 30, 2023 (Unaudited)
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$8,006,810	$8,006,810
Total current liabilities	7,664,309	8,006,810	15,671,119
Note payable, revolver - noncurrent	8,006,810	(8,006,810)	—

	January 31, 2023 (Unaudited)
	As previously reported	Adjustment	As restated
Note payable, revolver - current	$—	$6,823,065	$6,823,065
Total current liabilities	7,713,849	6,823,065	14,536,914
Note payable, revolver - noncurrent	6,823,065	(6,823,065)	—

Optical Cable Corporation (OCC)

The Company’s prior classification of the Revolver balance as noncurrent did not have any effect on the Company’s previously reported total assets, total liabilities or total shareholders’ equity.

Further, the prior classification did not have any effect on the Company’s previously reported consolidated statements of operations, consolidated statements of shareholders’ equity or consolidated statements of cash flows.

There also was no impact on any covenants with lenders for the periods, as the Company’s borrowing arrangements do not include financial covenants that would be impacted by the classification of the Revolver.

It should also be noted that while U.S. GAAP requires current classification of the Revolver balance outstanding for the Restatement, the lender has not used the subjective acceleration clause at any time during the Company’s arrangement with the lender, including up to the date of this filing, which is more than twelve months after the filing of the fiscal year 2023 Annual Report on Form 10-K.

Optical Cable Corporation (OCC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation (the "Company") as of October 31, 2024, the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended October 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024, and the results of its operations and its cash flows for year ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Crowe LLP

We have served as the Company's auditor since 2024.

Oak Brook, Illinois

December 23, 2024

Optical Cable Corporation (OCC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Optical Cable Corporation and Subsidiaries (the “Company”) as of October 31, 2023, and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year ended October 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023, and the results of its operations and its cash flows for the year ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 20 to the consolidated financial statements, the accompanying consolidated financial statements as of and for the year ended October 31, 2023 have been restated to correct a misstatement.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

/s/ Brown, Edwards & Company, L.L.P.

We served as the Company’s auditor from 2016 to 2023.

Roanoke, Virginia

December 20, 2023, except for the effects of the restatement discussed in Note 20, as to which the date is December 23, 2024.

Optical Cable Corporation (OCC)

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers Vandeventer Black PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Crowe LLP

1 Mid America Plaza, Suite #600

Oak Brook, IL 60181

Transfer Agent

Equiniti Trust Company, LLC

48 Wall Street, Floor 23

New York, NY 10005

Form 10-K Report

Shareholders may obtain a copy of Optical Cable Corporation’s Form 10-K, including exhibits, as filed with the Securities and Exchange Commission from the SEC website at http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.occfiber.com/investor-relations/ under the tab “SEC Filings”.

Annual Meeting

The 2025 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 25, 2025 at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia or another location stated in OCC’s filed Proxy Statement for the 2025 Annual Meeting of Shareholders.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC.  According to the records of our transfer agent, the Company had 234 shareholders of record as of December 12, 2024. Additionally, the Company estimates that it has more than 2,000 beneficial owners. On December 12, 2024, our common stock closed at a price of $2.17 per share.

Employees of the Company and members of the Board of Directors owned at least 36.9% of the shares outstanding as of October 31, 2024, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2024	High	Low
Fourth Quarter	$2.93	$2.29
Third Quarter	$3.08	$2.61
Second Quarter	$3.53	$2.52
First Quarter	$3.00	$2.48

	Range of Bid Prices
Fiscal year ended October 31, 2023	High	Low
Fourth Quarter	$4.01	$2.26
Third Quarter	$4.65	$3.36
Second Quarter	$4.74	$3.88
First Quarter	$4.85	$3.38

Dividend Declaration

We did not pay or declare any cash dividends on our common stock in fiscal year 2024 and do not expect to pay any cash dividends in the foreseeable future.

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

Enterprise Connectivity Manufacturing Facility
33 Superior Way
Swannanoa, NC 28778 USA
828-298-2260 or 800-622-7711

UNRIVALED.
INTEGRATED
COMMUNICATIONS
SOLUTIONS.®

CORPORATE HEADQUARTERS
5290 Concourse Drive
Roanoke, VA 24019 | USA
Phone +1-540-265-0690 | 800-622-7711
Fax: +1-540-265-0724