Form 10-K, Exhibit 13
period 2025-10-31
OPTICAL CABLE CORP
filed 2025-12-18
CIK 1000230

Exhibit 13.1

THE OCC STORY:

INDUSTRY LEADER.

UNRIVALED INTEGRATED COMMUNICATION SOLUTIONS.®

PROUDLY BASED IN THE USA

OCC is headquartered in Virginia with manufacturing, engineering and distribution facilities strategically located in Virginia, Texas and North Carolina. We are known for our industry–leading application knowledge, engineering expertise, and our ability to provide technical support and advice relied upon by customers, installers & integrators, specifiers & engineers, and end-users to select the best cabling and connectivity solutions for the application needs. Our customers rely on us for quick lead times, fast shipping, as well as design-build expertise. Optical Cable Corporation trades on the NASDAQ Global Market under the ticker symbol "OCC".

INNOVATIVE & RESPONSIVE EXPERTS

Since 1983, OCC's innovative cable and connectivity designs have revolutionized the communications industry. Our decades-long history as an industry leader has helped us attract and retain talented experts in engineering, product solution design, manufacturing, and customer service and support. OCC works closely with customers, installers & integrators, specifiers & engineers and end-users, to provide the technical and application expertise needed to select the right product solution for the customer's application. Our sales and engineering process is fast and reliable. OCC is proud to provide product solutions and service that others are unable or unwilling to provide.

EXCEPTIONAL CABLE & CONNECTIVITY SOLUTIONS PROVIDER

Our innovation and expertise includes end-to-end fiber optic and copper cabling and connectivity solutions used everywhere from enterprise, campus, data center, and other commercial applications, to industrial, energy, broadcast, military and other harsh environment applications. Customers rely on OCC's expertise and our broad and innovative product solutions portfolio to meet their fiber optic and copper cabling and connectivity needs.

STRATEGIC GLOBAL PARTNERSHIPS

As an industry leader, OCC has well-established relationships with customers, installers, specifiers, engineers and end-user partners in the USA and around the globe. OCC's reputation for application expertise, solution excellence, and exceptional customer service, enables OCC to sell its cabling and connectivity solutions into approximately 50 countries around the world each year.

CONNECTIONS YOU CAN **COUNT ON.**®

OPTICAL CABLE CORPORATION

Annual Report

2025

3	Letter from the CEO

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

20	Consolidated Financial Statements

24	Notes to Consolidated Financial Statements

44	Report of Independent Registered Public Accounting Firm (PCAOB ID No. 173)

46	Corporate Information

Optical Cable Corporation (OCC)

Page intentionally left blank.

Optical Cable Corporation (OCC)

Letter from the CEO

Dear Shareholders of Optical Cable Corporation (OCC®):

Fiscal year 2025 was a solid year for OCC, driven by the successful execution of our growth strategies and strong positioning in our target markets. We entered into a strategic collaboration with Lightera, LLC that expands our growth opportunities. At the same time, we continued to operate efficiently and benefit from our strong operating leverage to drive gross profit growth.

Returning to Growth

In fiscal year 2025, we realized the benefits of actions we took the previous year, as the weakness across our industry during the second half of fiscal year 2023 and most of fiscal year 2024 subsided. As a result, in 2025, we were able to capture new opportunities and deliver consolidated net sales of $73.0 million. Our net sales increased during each quarter of fiscal year 2025 compared to the same periods in fiscal year 2024.

OCC Net Sales	OCC Net Sales by Quarter
Fiscal years 2021-2025 (in 000s)	Fiscal years 2024-2025 (in 000s)

I am pleased to share that OCC achieved growth by all measures during fiscal year 2025: Net Sales grew by 9.5%, Gross Profit grew by 24.1%, Gross Profit Margin (gross profit as a percentage of net sales) increased to 30.9% compared to 27.3%, and Selling, General and Administrative (SG&A) expenses decreased as a percentage of net sales—all contributing factors to the significant improvement in operating results compared to fiscal year 2024.

Strong Operating Leverage

OCC benefited from strong operating leverage in fiscal year 2025, and we anticipate this will continue to bolster our results in fiscal year 2026 and beyond.

Our manufacturing operating leverage tends to create disproportionate increases in gross profit as net sales and production volumes increase. While both gross profit and gross profit margin can be impacted by product mix, as OCC’s net sales and production volumes increase, substantial fixed manufacturing costs are spread over higher sales volumes, and importantly, manufacturing efficiencies also tend to increase—particularly for fiber optic cable production. Gross profit disproportionately increased 24.1% as net sales increased 9.5% during fiscal 2025.

Optical Cable Corporation (OCC)

Our SG&A operating leverage also tends to positively impact efficiency and profitability as net sales increase. Many SG&A expenses are relatively fixed costs rather than varying with net sales—including significant public company costs.  As a result, OCC’s SG&A expenses as a percentage of net sales tends to decrease with increased net sales.

Capitalizing on New Opportunities

OCC’s commitment to pursuing new growth opportunities—including expanding our presence in targeted market sectors and enhancing our product solutions offerings—will fuel our future success.

As demand for cloud computing and artificial intelligence (AI) applications continues to accelerate, OCC is capturing the opportunity by expanding our existing presence and product solutions offerings for the data center market.

We have continued to expand and innovate both our fiber optic cable product solutions offerings and our cabling and connectivity product solutions offerings.

As previously announced in July 2025, OCC and Lightera, LLC entered into a strategic collaboration agreement to expand product offerings and solutions—especially for the data center and enterprise sectors.  As a global leader in optical fiber and connectivity solutions, Lightera has a long history of industry-leading innovation, design and manufacturing capabilities, including the production of high-performance optical fibers.  As respected manufacturers in the fiber optic industry, OCC and Lightera have partnered in various ways over many years, and this strategic collaboration builds on that long, successful relationship.

Through this strategic collaboration, OCC and Lightera expect to benefit from offering expanded fiber optic and copper cabling and connectivity solutions to the enterprise and data center sectors, as well as an expanded presence in other sectors.  The companies have combined portions of the extensive product portfolios of both OCC and Lightera to deliver integrated cabling and connectivity solutions offerings, which are being sold by OCC.

In connection with this strategic collaboration, Lightera made an investment in OCC, purchasing shares of OCC common stock from OCC and resulting in Lightera holding 7.24% of OCC’s outstanding shares.

Our Core Strengths Drive Long-Term Value

Founded in 1983, OCC has been a well-respected leader in the fiber optic and copper cabling and connectivity industry for decades. OCC remains uniquely positioned in the fiber optic and copper cabling and connectivity industry with differentiated core strengths and capabilities that enable us to offer top-tier products and application solutions and to compete successfully against much larger competitors.

OCC is committed to enhancing and leveraging our core strengths and capabilities to drive long-term value for our shareholders, which include:

●

Strong market positions, brand recognition, and long-term industry relationships with loyal customers, decision makers and specifiers, installers and integrators, and end-users across a broad range of targeted market sectors.

●

Extensive industry experience and expertise with OCC’s engineering, sales and business development teams, who are well-respected for their product and application experience and expertise that enables OCC to create and offer its portfolio of innovative, high-performance products.

●

A growing portfolio of innovative fiber optic and copper cabling and connectivity products and solutions that enable OCC to meet the unique needs of our customers and end-users, and that are well suited for the applications in our various targeted market sectors.

●	Significant available production capacity at our facilities, supported by knowledgeable and experienced manufacturing, quality and engineering teams.

●	Broad and diverse geographic footprint with sales into approximately 50 countries every year.

Optical Cable Corporation (OCC)

OCC has also earned an exceptional reputation for service excellence, innovation and entrepreneurial spirit, and has built a team who embodies OCC’s core strengths and capabilities.

Looking Forward to Fiscal Year 2026

Looking ahead to fiscal year 2026, we are optimistic about our growth opportunities, encouraged by our successes this past year, and excited to build on the growing momentum we are creating in our targeted market sectors. We look forward to leveraging our strengths and executing our strategies and initiatives to create long-term value for our shareholders.

Thank you to the OCC team for your hard work, your commitment to OCC and those that count on us, and your contributions to the team’s accomplishments this past year. Much has been accomplished by the OCC team this year, and we are confident we are well-positioned for future growth for fiscal year 2026 and beyond!

And, thank you to our shareholders for your continued support of OCC!

Sincerely,

Neil D. Wilkin, Jr.

Chairman of the Board, President and Chief Executive Officer

December 18, 2025

Optical Cable Corporation (OCC)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This report may contain certain forward-looking information within the meaning of the federal securities laws. The forward-looking information may include, among other information, (i) statements concerning our outlook for the future, (ii) statements of belief, anticipation or expectation, (iii) future plans, strategies or anticipated events, and (iv) similar information and statements concerning matters that are not historical facts. Such forward-looking information is subject to known and unknown variables, uncertainties, contingencies and risks that may cause actual events or results to differ materially from our expectations. Such known and unknown variables, uncertainties, contingencies and risks (collectively, “factors”) may also adversely affect Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”), the Company’s future results of operations and future financial condition, and/or the future equity value of the Company. Factors that could cause or contribute to such differences from our expectations or that could adversely affect the Company include, but are not limited to: the level of sales to key customers, including distributors; timing of certain projects and purchases by key customers; economic conditions that affect the telecommunications sector, the data communications sector, certain technology sectors and/or certain industry market sectors (for example, including, but not limited to: commercial/enterprise, military, industrial, broadcast, mining, petrochemical, renewable energy, data centers and wireless carrier industry market sectors); corporate and/or government spending on information technology; actions by competitors; fluctuations in the price and/or availability of raw materials (including optical fiber, copper, gold and other precious metals, plastics and other materials); fluctuations in transportation costs; our dependence on customized equipment for the manufacture of certain of our products in certain production facilities; our ability to protect our proprietary manufacturing technology; market conditions influencing prices or pricing in one or more of the markets in which we participate, including the impact of increased competition; our dependence on a limited number of suppliers for certain product components; the loss of or conflict with one or more key suppliers or customers; an adverse outcome in any litigation, claims, and other actions or disputes, and potential litigation, claims, and other actions or disputes against us or with us; an adverse outcome in any regulatory reviews and audits and potential regulatory reviews and audits; adverse changes in state tax laws and/or positions taken by state taxing authorities affecting us; technological changes and introductions of new competing products; changes in end-user preferences for competing technologies relative to our product offering; economic conditions that affect U.S.-based manufacturers; economic conditions or changes in relative currency strengths (for example, the strengthening of the U.S. dollar relative to certain foreign currencies), and import and/or export tariffs imposed by the U.S. and other countries that affect certain geographic markets, industry market sectors, and/or the economy as a whole; changes in demand for our products from certain competitors for which we provide private label connectivity products; changes in the mix of products sold during any given period (due to, among other things, seasonality or varying strength or weaknesses in particular markets in which we participate) which may impact gross profits and gross profit margins or net sales; variations in orders and production volumes affecting fixed-costs coverage and production efficiencies which may impact gross profits and gross profit margins; variations in orders and production volumes of hybrid cables (fiber and copper) with high copper content, which tend to have lower gross profit margins; significant variations in sales resulting from: (i) high volatility within various geographic markets, within targeted markets and industries, for certain types of products, and/or with certain customers (whether related to the market generally or to specific customers’ business in particular), (ii) market variations in existing product inventory levels available, generally or in certain markets, impacting sales orders for products, (iii) timing of large sales orders, and (iv) sales concentration among a limited number of customers in certain markets, particularly the wireless carrier market; terrorist attacks or acts of war, any current or potential future military conflicts, and acts of civil unrest; cold wars and economic sanctions as a result of these activities; changes in the level of spending by the United States government, including, but not limited to military spending; ability to recruit and retain key personnel (including production personnel); poor labor relations; increasing labor costs; delays, extended lead times and/or changes in availability of needed raw materials, equipment and/or supplies; shipping and other logistics challenges; impact of inflation on costs, including raw materials and labor, and ability to pass along any increased costs to customers; impact of import and/or export tariffs imposed by the U.S. and other countries on costs, and ability to pass along any increased costs to customers; impact of higher interest rates increasing the cost of capital; impact of cybersecurity risks and incidents and the related actual or potential costs and consequences of such risks and incidents, including costs and regulations to limit such risks; the impact of data privacy laws, including any applicable international privacy laws, and the related actual or potential costs and consequences; the impact of changes in accounting policies and related costs of compliance, including changes by the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board (“PCAOB”), the Financial Accounting Standards Board (“FASB”), and/or the International Accounting Standards Board (“IASB”); our ability to continue to successfully comply with, and the cost of compliance with, the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 or any revisions to that act which apply to us; the impact of changes and potential changes in federal laws and regulations adversely affecting our business and/or which result in increases in our direct and indirect costs, including our direct and indirect costs of compliance with such laws and regulations; rising healthcare costs; impact of new or changed government laws and regulations on healthcare costs; the impact of changes in state or federal tax laws and regulations increasing our costs and/or impacting the net return to investors owning our shares; any changes in the status of our compliance with covenants, if any, with our lenders; our continued ability to maintain and/or secure future debt financing and/or equity financing to adequately finance our ongoing operations; the impact of any redemption of redeemable common stock; the impact of future consolidation among competitors and/or among customers adversely affecting our position with our customers and/or our market position; actions by customers adversely affecting us in reaction to the expansion of our product offering in any manner, including, but not limited to, by offering products that compete with our customers, and/or by entering into alliances with, making investments in or with, and/or acquiring parties that compete with and/or have conflicts with our customers; voluntary or involuntary delisting of the Company’s common stock from any exchange on which it is traded; the deregistration by the Company from SEC reporting requirements as a result of the small number of holders of the Company’s common stock; adverse reactions by customers, vendors or other service providers to unsolicited proposals regarding the ownership or management of the Company; the additional costs of considering, responding to and possibly defending our position on unsolicited proposals regarding the ownership or management of the Company; direct and indirect impacts of weather, natural disasters and/or epidemic, pandemic or endemic diseases in the areas of the world in which we operate, market our products and/or acquire raw materials including, but not limited to: impacts on demand for our products, impacts on supply chains, impacts on our manufacturing capabilities, labor constraints impacting our production volumes and costs, and other impacts on our sales and/or costs; any present or future government mandates, travel restrictions, shutdowns or other regulations regarding any epidemic, pandemic or endemic diseases; an increase in the number of shares of the Company’s common stock issued and outstanding; economic downturns generally and/or in one or more of the markets in which we operate; changes in market demand, exchange rates, productivity, market dynamics, market confidence, macroeconomic and/or other economic conditions in the areas of the world in which we operate and market our products; and our success in managing the risks involved in the foregoing.

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

Overview of Optical Cable Corporation

Optical Cable Corporation (or OCC®) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and data center markets and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other components.  Our product offerings include designs for uses ranging from enterprise networks, data centers, residential, campus and Passive Optical LAN (POL) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical, renewable energy and broadcast applications. Our products include fiber optic and copper cabling, hybrid cabling (which includes fiber optic and copper elements in a single cable), fiber optic and copper connectors, specialty fiber optic, copper and hybrid connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable trunks and assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multimedia boxes, fiber optic reels and accessories and other cable and connectivity management accessories, and are designed to meet the most demanding needs of end-users, delivering a high degree of reliability and outstanding performance characteristics.

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

OCC designs, develops and manufactures, and markets and sells, fiber optic and hybrid cables for a broad range of enterprise, data center, harsh environment, wireless carrier and other specialty markets and applications. We refer to these products as our fiber optic cable offering. OCC designs, develops and manufactures, and markets and sells, fiber and copper connectivity products for a broad range of enterprise, data center, and residential applications. We refer to these products as our enterprise connectivity product offering. OCC designs, develops and manufactures, and markets and sells, a broad range of specialty fiber optic connectors and connectivity solutions principally for use in military, harsh environment and other specialty applications. We refer to these products as our harsh environment and specialty connectivity product offering.

We market and sell the products manufactured at our Dallas facility through our wholly owned subsidiary Applied Optical Systems, Inc. (“AOS”) under the names Optical Cable Corporation and OCC® by the efforts of our integrated OCC sales team.

The OCC team strives to provide top-tier communication solutions that are well suited for the specific needs and application requirements of our customers and the end-users of our systems—leveraging our technical expertise and broad fiber optic and copper data communication product offerings.

Optical Cable Corporation™, OCC®, Procyon®, Superior Modular Products™, SMP Data Communications™, Applied Optical Systems™, Centric Solutions™ and associated logos are trademarks of Optical Cable Corporation.

Summary of Company Performance for Fiscal Year 2025 and for Fourth Quarter of Fiscal Year 2025

●	Consolidated net sales for fiscal year 2025 increased 9.5% to $73.0 million, compared to consolidated net sales of $66.7 million for fiscal year 2024.

●

During the fourth quarter of fiscal year 2025, net sales increased 1.8% to $19.8 million, compared to $19.5 million for the same period in fiscal year 2024. Net sales sequentially decreased less than one percent during the fourth quarter, compared to $19.9 million during the third quarter of fiscal year 2025.

●	Gross profit increased 24.1% to $22.6 million for fiscal year 2025, compared to $18.2 million for fiscal year 2024.

Optical Cable Corporation (OCC)

●

During the fourth quarter of fiscal year 2025, gross profit decreased 3.3% to $6.3 million, compared to $6.5 million for the same period in fiscal year 2024. There was effectively no change in gross profit during the fourth quarter when compared to the third quarter of fiscal year 2025.

●	Gross profit margin (gross profit as a percentage of net sales) increased to 30.9% during fiscal year 2025, compared to 27.3% for fiscal year 2024.

●

During the fourth quarter of fiscal year 2025, gross profit margin decreased to 31.9%, compared to 33.5% for the same period of fiscal year 2024. Gross profit margin sequentially increased slightly during the fourth quarter of fiscal year 2025, compared to 31.7% during the third quarter of fiscal year 2025.

●

SG&A expenses increased 6.8% to $23.0 million during fiscal year 2025, compared to $21.5 million during fiscal year 2024. SG&A expenses as a percentage of net sales were 31.4% during fiscal year 2025 compared to 32.2% during fiscal year 2024.

●

During the fourth quarter of fiscal year 2025, SG&A expenses increased 3.1% to $6.0 million, compared to $5.9 million during the same period in fiscal year 2024. SG&A expenses as a percentage of net sales were 30.4% during the fourth quarter of 2025, compared to 30.0% during the same period of fiscal year 2024.

●	Net loss was $1.5 million, or $0.18 per share, during fiscal year 2025, compared to $4.2 million, or $0.54 per share, during fiscal year 2024.

●	Net income was $49,000, or $0.01 per share, during the fourth quarter of fiscal year 2025, compared to $373,000, or $0.05 per share during the same period of fiscal year 2024.

Strategic Collaboration and Investment

On July 7, 2025, Optical Cable Corporation and Lightera, LLC (“Lightera”) announced that the companies had entered into a strategic collaboration agreement to expand product offerings and solutions—especially for the data center and enterprise sectors. As part of this strategic collaboration, OCC and Lightera have combined portions of the product portfolios of both companies to deliver additional integrated cabling and connectivity solution offerings, which will include certain Lightera products being offered and sold by OCC.

In connection with this strategic collaboration, OCC and Lightera entered into a Stock Purchase Agreement (the “Agreement”), under which OCC issued 642,199 redeemable restricted shares of its common stock to Lightera for an aggregate purchase price of $2.0 million. Lightera’s 642,199 shares of redeemable restricted common stock of OCC represent 7.24% of OCC’s outstanding common shares as of October 31, 2025.

Results of Operations

We sell our products internationally and domestically to our customers which include major distributors, various regional and smaller distributors, original equipment manufacturers and value-added resellers. All of our sales to customers outside of the United States are denominated in U.S. dollars. We can experience fluctuations in the percentage of net sales to customers outside of the United States and in the United States from period to period based on the timing of large orders, coupled with the impact of increases and decreases in sales to customers in various regions of the world. Sales outside of the U.S. can also be impacted by fluctuations in the exchange rate of the U.S. dollar compared to other currencies, as well as import and/or export tariffs imposed by the U.S. and other countries.

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

The following table sets forth and highlights fluctuations in selected line items from our consolidated statements of operations for the fiscal years indicated:

	Fiscal Years Ended
	October 31,
			Percent
	2025	2024	Change
Net sales	$73,000,000	$66,700,000	9.5%
Gross profit	22,600,000	18,200,000	24.1
SG&A expenses	23,000,000	21,500,000	6.8
Loss from operations	(450,000)	(3,400,000)	86.7
Net loss	(1,500,000)	(4,200,000)	65.4

The following table is a summary of the unaudited quarterly results of operations for the periods indicated:

	Three Months Ended
	October 31,
			Percent
	2025	2024	Change
Net sales	$19,800,000	$19,500,000	1.8%
Gross profit	6,300,000	6,500,000	(3.3)
SG&A expenses	6,000,000	5,900,000	3.1
Income from operations	269,000	662,000	(59.4)
Net income	49,000	373,000	(87.0)

Optical Cable Corporation (OCC)

Net Sales

Consolidated net sales for fiscal year 2025 were $73.0 million, an increase of 9.5% compared to net sales of $66.7 million for fiscal year 2024. We experienced an increase in net sales in both our enterprise and specialty markets in fiscal year 2025, compared to last year.

During the fourth quarter of fiscal year 2025, net sales increased 1.8% to $19.8 million, compared to $19.5 million for the same period in fiscal year 2024. Net sales sequentially decreased less than one percent during the fourth quarter, compared to $19.9 million during the third quarter of fiscal year 2025.

At the end of fiscal year 2025, our sales order backlog/forward load was $7.3 million compared to $5.7 million as of October 31, 2024.

Looking forward, we anticipate additional growth opportunities during fiscal year 2026.  We continue to expand our product solutions offering for the data center market as demand for cloud computing and artificial intelligence (AI) applications continue to accelerate.

Net sales for fiscal year 2024 were negatively impacted by various macroeconomic pressures, risks and uncertainties in our industry—which we believed was consistent with weakness being experienced in our industry generally. Our quarterly net sales sequentially increased during the second, third and fourth quarters of fiscal year 2024, with the most significant growth occurring in our fourth quarter.

Net sales to customers in the United States increased 10.4% and net sales to customers outside of the United States increased 6.5% in fiscal year 2025, compared to last year. Net sales to customers outside of the United States were approximately 21% of total net sales for fiscal years 2025 and 2024.

We typically expect net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, and excluding other volatility, we would normally expect 48% of total net sales to occur during the first half of a fiscal year and 52% of total net sales to occur during the second half of a fiscal year. We believe this historical seasonality pattern is generally indicative of an overall trend and reflective of the buying patterns and budgetary cycles of our customers. However, this pattern may be altered during any quarter or year by the quarterly and annual variability of net sales due to other factors, such as: wireless carrier market order volume, the timing of larger projects, the timing of orders from larger customers, other economic factors impacting our industry or impacting the industries of our customers and end-users, and macroeconomic conditions. While we believe seasonality may be a factor that impacts our quarterly net sales results, we are not able to reliably predict net sales based on seasonality because net sales variability due to such other factors can also, and often does, substantially impact our net sales patterns during the year. During our last two fiscal years, approximately 46% of our total net sales occurred during the first half of fiscal years 2025 and 2024 and approximately 54% of our total net sales occurred during the second half of fiscal years 2025 and 2024.

Gross Profit

Gross profit was $22.6 million in fiscal year 2025, compared to gross profit of $18.2 million in fiscal year 2024, an increase of 24.1%. Gross profit margin, or gross profit as a percentage of net sales, was 30.9% in fiscal year 2025 compared to 27.3% in fiscal year 2024.

During the fourth quarter of fiscal year 2025, gross profit decreased 3.3% to $6.3 million, compared to $6.5 million for the same period in fiscal year 2024. Gross profit margin decreased to 31.9% in the fourth quarter of fiscal year 2025, compared to 33.5% in the same period of fiscal year 2024.

During the fourth quarter of fiscal year 2025, there was no significant change in gross profit when compared to the third quarter of fiscal year 2025. Gross profit margin sequentially increased to 31.9% in the fourth quarter of fiscal year 2025, compared to 31.7% during the third quarter of fiscal year 2025.

Gross profit margin for fiscal year 2025 was positively impacted by higher volumes, as fixed charges were spread over higher sales⸺the impact of operating leverage. Additionally, our gross profit margin percentages are heavily dependent upon product mix on a quarterly basis and may vary based on changes in product mix.

Optical Cable Corporation (OCC)

Selling, General and Administrative Expenses

SG&A expenses increased 6.8% to $23.0 million during fiscal year 2025, compared to $21.5 million for fiscal year 2024. SG&A expenses as a percentage of net sales were 31.4% in fiscal year 2025, compared to 32.2% in fiscal year 2024.

The increase in SG&A expenses during fiscal year 2025 compared to last year was primarily the result of increases in employee and contracted sales personnel-related costs totaling $616,000 and shipping costs totaling $386,000. Included in employee and contracted sales personnel-related costs are compensation costs and sales incentives. Compensation costs increased due to new hires, net of terminations, and certain rate increases. Sales incentives and shipping costs increased primarily due to increases in sales.

During the fourth quarter of fiscal year 2025, SG&A expenses increased 3.1% to $6.0 million, compared to $5.9 million during the same period in fiscal year 2024, primarily as a result of employee and contracted sales personnel-rated costs. SG&A expenses as a percentage of net sales were 30.4% during the fourth quarter of 2025, compared to 30.0% during the same period of fiscal year 2024. SG&A expenses sequentially increased 5.1% during the fourth quarter, compared to $5.7 million during the third quarter of fiscal year 2025.

Royalty Income (Expense), Net

We recognized royalty expense, net of royalty income, totaling $26,000 during fiscal years 2025 and 2024. Royalty income and/or expense may fluctuate based on sales of licensed products and estimates of amounts for non-licensed product sales, if any.

Amortization of Intangible Assets

We recognized $54,000 of amortization expense, associated with intangible assets, during fiscal years 2025 and 2024.

Loss from Operations

Our loss from operations was $450,000 in fiscal year 2025, compared to $3.4 million for fiscal year 2024. The improvement was primarily the result of the $4.4 million increase in gross profit, partially offset by the $1.5 million increase in SG&A expenses.

Other Expense, Net

We recognized other expense, net in fiscal year 2025 of $974,000, compared to $813,000 in fiscal year 2024. Other expense, net for fiscal year 2025 is comprised of interest expense and other miscellaneous items. Other expense, net for fiscal year 2024 is comprised of interest expense and other miscellaneous items, partially offset by gain on insurance proceeds totaling $304,000.

During fiscal year 2024, we received insurance proceeds in connection with our office building and its contents at our Asheville facilities sustaining water damage from a burst pipe in a sprinkler system at the end of December 2022. In connection with this event, we recognized a gain on insurance proceeds received for damage to property and equipment totaling $304,000 during fiscal year 2024.

Loss Before Income Taxes

We reported a loss before income taxes of $1.4 million for fiscal year 2025 compared to $4.2 million for fiscal year 2024. The improvement was primarily a result of the decrease in loss from operations of $2.9 million, partially offset by the decrease in gain on insurance proceeds, net of $304,000.

Optical Cable Corporation (OCC)

Income Tax Expense

Income tax expense totaled $30,000 for fiscal year 2025 compared to $21,000 for fiscal year 2024. Our effective tax rate was negative 2.1% for fiscal year 2025, compared to less than negative one percent for fiscal year 2024.

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

As of October 31, 2025, the valuation allowance against our total gross deferred tax assets totaled $5.2 million.

See also “Critical Accounting Policies and Estimates” herein and note 13 to the Consolidated Financial Statements.

Net Loss

Net loss for fiscal year 2025 was $1.5 million, or $0.18 per share, compared to $4.2 million, or $0.54 per share, for fiscal year 2024. This improvement was primarily due to the decrease in loss before income taxes of $2.8 million, which includes the $304,000 decrease in gain on insurance proceeds, net.

Financial Condition

Total assets decreased $298,000, or less than one percent, to $40.1 million at October 31, 2025, from $40.4 million at October 31, 2024.  This decrease was primarily due to a $666,000 decrease in trade accounts receivable, net, partially offset by an increase in inventories of $1.1 million. The decrease in trade accounts receivable, net, resulted primarily from the decrease in net sales in the fourth quarter of fiscal year 2025 when compared to the fourth quarter of fiscal year 2024. Inventories increased largely as the result of the timing of certain raw material purchases and an increase in replenishment rates due to higher sales and the timing of sales of stock inventory.

Total liabilities decreased $1.0 million, or 5.3%, to $18.5 million at October 31, 2025, from $19.5 million at October 31, 2024. The decrease in total liabilities was primarily due to a decrease in note payable, revolver – current totaling $2.7 million resulting from net repayments on our Revolver, partially offset by an increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $1.9 million, primarily resulting from the timing of certain vendor and payroll related payments.

Optical Cable Corporation (OCC)

The Company issued 642,199 shares of redeemable restricted common stock for $2.0 million, reflected as temporary equity, during fiscal year 2025 as a result of a Stock Purchase Agreement with Lightera, LLC. As of October 31, 2025, the aggregate redemption value of the redeemable restricted common stock increased to $5.1 million. Also see note 17 to the consolidated financial statements.

Total shareholders’ equity at October 31, 2025 decreased $4.3 million during fiscal year 2025 resulting primarily from a net loss of $1.5 million, issuance costs totaling $92,000 related to the issuance of redeemable restricted common stock and the $3.1 million increase to the aggregate redemption value of the redeemable restricted common stock as of October 31, 2025, partially offset by share-based compensation, net of $279,000.

Liquidity and Capital Resources

Our primary capital needs have been to fund working capital requirements through our Revolver. Our primary source of capital for this purpose has been existing cash, cash provided by operations, and borrowings under our Revolver (see “Credit Facilities” below).

As of October 31, 2025 and 2024, we had an outstanding loan balance under our Revolver totaling $5.6 million and $8.3 million, respectively. As of October 31, 2025 and 2024, we had other outstanding bank loan balances, excluding our Revolver, totaling $2.6 million.

Our cash totaled $238,000 and $244,000 as of October 31, 2025 and 2024, respectively. The decrease in cash for the year ended October 31, 2025 primarily resulted from capital expenditures of $296,000 and cash used in financing activities of $1.1 million, partially offset by net cash provided by operating activities of $1.4 million.

On October 31, 2025, we had working capital of $13.9 million, compared to $15.5 million as of October 31, 2024. The ratio of current assets to current liabilities as of October 31, 2025 was 1.8 to 1 compared to 2.0 to 1 as of October 31, 2024. The decrease in working capital and in the current ratio was primarily due to the reclassification of the $2.5 million balance (at the time of the reclass) on our real estate term loan from noncurrent liabilities to current liabilities, due to its May 5, 2026 maturity date, the increase in accounts payable and accrued expenses, including accrued compensation and payroll taxes, totaling $1.9 million and the decrease in trade accounts payable, net totaling $666,000, partially offset by the decrease in notes payable, revolver – current totaling $2.7 million and the increase in inventories totaling $1.1 million.

Net Cash

Net cash provided by operating activities was $1.4 million in fiscal year 2025, compared to net cash used in operating activities totaling $857,000 in fiscal year 2024. Net cash provided by operating activities during fiscal year 2025 primarily resulted from certain adjustments to reconcile a net loss of $1.5 million to net cash provided by operating activities including depreciation and amortization of $805,000 and share-based compensation expense of $387,000. Additionally, the cash flow impact of increases in accounts payable and accrued expenses, including accrued compensation and payroll taxes, of $1.8 million and the cash flow impact of decreases in trade accounts receivable, net totaling $685,000 further contributed to net cash provided by operating activities. All of the aforementioned factors positively affecting cash provided by operating activities were partially offset by increases in inventories of $1.1 million.

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

Optical Cable Corporation (OCC)

Net cash used in investing activities totaled $317,000 in fiscal year 2025 compared to $67,000 in fiscal year 2024. Net cash used in investing activities during fiscal year 2025 resulted primarily from purchases of property and equipment and deposits for the purchase of property and equipment totaling $296,000. Net cash used in investing activities during fiscal year 2024 resulted primarily from purchases of property and equipment and deposits for the purchase of property and equipment totaling $370,000, partially offset by net insurance proceeds of $304,000.

Net cash used in financing activities totaled $1.1 million in fiscal year 2025 compared $300,000 in fiscal year 2024. Net cash used in financing activities in fiscal year 2025 resulted from net repayments on our revolving line of credit totaling $2.7 million, partially offset by the issuance of redeemable restricted common stock, net of $1.9 million. Net cash used in financing activities in fiscal year 2024 resulted primarily from payroll taxes withheld and remitted on share-based payments totaling $113,000, debt financing costs totaling $100,000 and principal payments on long-term debt totaling $47,000.

Credit Facilities

We have credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”) and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the “Revolver”).

The Virginia Real Estate Loan is with Northeast Bank and is payable in monthly installments of principal and interest. Principal is calculated using the unpaid balance of the loan and a two hundred forty (240) month amortization schedule. Interest is computed on the aggregate principal balance outstanding at a rate equal to the Prime Rate, adjusted monthly on the fifth day of each calendar month in accordance with changes to the Prime Rate, provided, however, that the interest rate is never less than 8.5% per annum on the basis of a 360-day year times the actual number of days elapsed. The Prime Rate was 7.0% per annum at October 31, 2025 and 8.0% at October 31, 2024. The maturity date of the Virginia Real Estate Loan is May 5, 2026 and, as such, the balance of the loan was reclassified from a non-current liability to a current liability during fiscal year 2025. The Company intends to refinance the obligation prior to maturity.

The Virginia Real Estate Loan is secured by a first lien deed of trust on the land and buildings at our headquarters and manufacturing facilities located in Roanoke, Virginia.

We had an outstanding balance on our Virginia Real Estate Loan of $2.6 million as of October 31, 2025 and 2024.

The Revolver with North Mill Capital LLC (doing business as SLR Business Credit, “SLR”) provides us with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $7.0 million, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1.15 million.

The maximum aggregate principal amount subject to the Revolver is $18.0 million. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). As a result, the Revolver accrued interest at an 8.5% rate at October 31, 2025 and 9.5% at October 31, 2024. In the event of a default, interest may become 6.0% above the Applicable Rate. The loan may be extended subject to the agreement of SLR.

Our Revolver requires a lockbox arrangement, which provides for all cash receipts to be swept daily to reduce the balance outstanding. This arrangement, combined with the existence of a “subjective acceleration clause” (as defined by U.S. GAAP) in the Revolver, requires the balance on the Revolver to be classified as a current liability. The “subjective acceleration clause” allows SLR to declare an event of default if there is a material adverse change in our business or financial condition. Upon the occurrence of an event of default, SLR may, among other things, declare all obligations payable in full. We believe that no such material adverse change has occurred. In addition, at October 31, 2025 and through the date of this report, SLR has not informed us that any such event of default has occurred. The Revolver has a maturity date of July 24, 2027 and we believe that we will continue to be able to borrow on the Revolver to fund our operations over the remaining term.

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

As of October 31, 2025, we had $5.6 million of outstanding borrowings on our Revolver and $4.7 million in available credit. As of October 31, 2024, we had $8.3 million of outstanding borrowings on our Revolver and $3.2 million in available credit.

Capital Expenditures

We did not have any material commitments for capital expenditures as of October 31, 2025. We expected capital expenditures in fiscal year 2025 would not exceed $1.0 million. We incurred capital expenditures totaling $296,000 for items including new manufacturing equipment, improvements to existing manufacturing equipment, new information technology equipment and software, upgrades to existing information technology equipment and software, and other capitalizable expenditures for property, plant and equipment for fiscal year 2025.

During our 2026 fiscal year budgeting process, we included an estimate for capital expenditures of $1.0 million for the year. Any capital expenditures will be funded out of our working capital, cash provided by operations or borrowings under our Revolver, as appropriate. This amount includes estimates for capital expenditures for similar types of items as those purchased in fiscal year 2025. Capital expenditures are reviewed and approved based on a variety of factors including, but not limited to, current cash flow considerations, the expected return on investment, project priorities, impact on current or future product offerings, availability of personnel necessary to implement and begin using acquired equipment, and economic conditions in general. Historically, we have spent less than our budgeted capital expenditures in most fiscal years.

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

Optical Cable Corporation (OCC)

Note 1 to the consolidated financial statements provides a summary of our significant accounting policies. The following are areas requiring significant judgments and estimates due to uncertainties as of the reporting date: revenue recognition, trade accounts receivable and the allowance for credit losses, inventories, deferred tax assets (and valuation allowances thereon), long-lived assets, redeemable restricted common stock and commitments and contingencies.

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

Redeemable Restricted Common Stock

The Company’s redeemable restricted common stock is presented as temporary equity as a result of certain embedded features within the stock purchase agreement. Subsequent changes to the aggregate redemption value are recorded within shareholders’ equity.  See note 17 of the consolidated financial statements.

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

Quantitative and Qualitative Disclosures About Market Risk

As of October 31, 2025 our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk.

New Accounting Standards

New Accounting Standards Recently Adopted

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires entities to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”). Entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosure requirement in ASC 280, Segment Reporting, on an interim and annual basis. The guidance in ASU 2023-07 is effective for annual reporting periods in fiscal years beginning after December 15, 2023 and interim reporting periods in fiscal years beginning after December 31, 2024. We adopted ASU 2023-07 on a retrospective basis for the annual period ended October 31, 2025. See note 11 for further information regarding the Company’s single reportable segment disclosures.

Optical Cable Corporation (OCC)

New Accounting Standards Not Yet Adopted

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

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity's expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. We are currently evaluating the impact ASU 2024-03 will have on our financial statement disclosures.

In July 2025, the FASB issued Accounting Standards Update 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The adoption of ASU 2025-05 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by us, which are expected to be applicable to our financial position, operating results or financial statement disclosures.

Disagreements with Accountants

We did not have any disagreements with our accountants on any accounting matter or financial disclosure made during our fiscal year ended October 31, 2025.

Optical Cable Corporation (OCC)

Consolidated Balance Sheets

October 31, 2025 and 2024

	October 31,
	2025	2024
Assets
Current assets:
Cash	$237,508	$244,247
Trade accounts receivable, net of allowance for credit losses of $72,909 in 2025 and $92,125 in 2024	10,280,616	10,946,215
Income taxes refundable - current	13,500	5,000
Other receivables	19,863	60,521
Inventories	19,801,754	18,725,317
Prepaid expenses and other assets	402,542	618,940
Total current assets	30,755,783	30,600,240
Property and equipment, net	6,589,517	6,881,357
Intangible assets, net	481,225	513,956
Other assets, net	2,233,256	2,362,458
Total assets	$40,059,781	$40,358,011
Liabilities, Redeemable Common Stock and Shareholders’ Equity
Current liabilities:
Current installments of long-term debt	$2,570,793	$57,184
Note payable, revolver - current	5,624,816	8,321,782
Accounts payable and accrued expenses	6,848,785	5,178,792
Accrued compensation and payroll taxes	1,784,207	1,567,232
Income taxes payable	24,688	18,522
Total current liabilities	16,853,289	15,143,512
Long-term debt, excluding current installments	—	2,570,791
Other noncurrent liabilities	1,632,587	1,801,792
Total liabilities	18,485,876	19,516,095
Redeemable restricted common stock, no par value, 642,199 shares issued and outstanding as of October 31, 2025 and no shares issued and outstanding as of October 31, 2024	5,066,950	—

Shareholders’ equity:
Preferred stock, no par value, authorized 1,000,000 shares; none issued and outstanding	—	—
Common stock, no par value, authorized 50,000,000 shares; issued and outstanding 8,227,871 shares in 2025 and 8,220,344 shares in 2024	15,743,742	15,464,416
Retained earnings	763,213	5,377,500
Total shareholders’ equity	16,506,955	20,841,916
Commitments and contingencies
Total liabilities, redeemable common stock and shareholders' equity	$40,059,781	$40,358,011

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Operations

Years ended October 31, 2025 and 2024

	Years Ended October 31,
	2025	2024
Net sales	$73,038,213	$66,674,099
Cost of goods sold	50,439,277	48,469,327
Gross profit	22,598,936	18,204,772
Selling, general and administrative expenses	22,968,584	21,500,547
Royalty expense, net	26,285	26,450
Amortization of intangible assets	54,399	54,062
Loss from operations	(450,332)	(3,376,287)
Other income (expense), net:
Interest expense	(1,005,276)	(1,166,630)
Gain on insurance proceeds, net	—	304,307
Other, net	31,051	49,101
Other expense, net	(974,225)	(813,222)
Loss before income taxes	(1,424,557)	(4,189,509)
Income tax expense	30,297	20,702
Net loss	$(1,454,854)	$(4,210,211)
Net loss per share - basic and diluted	$(0.18)	$(0.54)

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Shareholders’ Equity

Years ended October 31, 2025 and 2024

				Total
	Common Stock		Retained	Shareholders’
	Shares	Amount	Earnings	Equity
Balances at October 31, 2023	7,893,681	$15,134,133	$9,587,711	$24,721,844
Share-based compensation, net	326,663	330,283	—	330,283
Net loss	—	—	(4,210,211)	(4,210,211)
Balances at October 31, 2024	8,220,344	$15,464,416	$5,377,500	$20,841,916
Share-based compensation, net	7,527	279,326	—	279,326
Issuance costs of redeemable common stock	—	—	(92,483)	(92,483)
Increase to aggregate redemption value of redeemable common stock	—	—	(3,066,950)	(3,066,950)
Net loss	—	—	(1,454,854)	(1,454,854)
Balances at October 31, 2025	8,227,871	$15,743,742	$763,213	$16,506,955

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Consolidated Statements of Cash Flows

Years Ended October 31, 2025 and 2024

	Years ended October 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,454,854)	$(4,210,211)
Adjustments to reconcile net loss to net cash used in (provided by) operating activities:
Depreciation and amortization	804,513	865,851
Bad debt expense (recovery)	(19,216)	20,936
Share-based compensation expense	386,639	443,234
Gain on insurance proceeds, net	—	(304,307)
Loss on disposal of property and equipment	6,292	3,444
(Increase) decrease in:
Trade accounts receivable	684,815	(2,239,341)
Other receivables	40,658	337,237
Income taxes refundable	(8,500)	76,844
Inventories	(1,076,437)	5,041,009
Prepaid expenses and other assets	216,398	(23,471)
Other assets	440,209	411,807
Increase (decrease) in:
Accounts payable and accrued expenses	1,552,650	(829,091)
Accrued compensation and payroll taxes	216,975	(282,548)
Income taxes payable	6,166	(4,232)
Other noncurrent liabilities	(382,233)	(164,185)
Net cash provided by (used in) operating activities	1,414,075	(857,024)
Cash flows from investing activities:
Purchase of and deposits for the purchase of property and equipment	(295,537)	(369,630)
Insurance proceeds received	—	304,307
Investment in intangible assets	(21,668)	(1,821)
Net cash used in investing activities	(317,205)	(67,144)
Cash flows from financing activities:
Payroll taxes withheld and remitted on share-based payments	(107,313)	(112,951)
Proceeds from note payable, revolver	73,483,031	65,369,765
Payments on note payable, revolver	(76,179,997)	(65,372,379)
Principal payments on long-term debt	(57,182)	(47,270)
Payments for financing costs	(100,000)	(100,000)
Issuance of redeemable common stock, net of issuance costs	1,907,517	—
Principal payments on financing lease	(49,665)	(37,459)
Net cash used in financing activities	(1,103,609)	(300,294)
Net decrease in cash	(6,739)	(1,224,462)
Cash at beginning of year	244,247	1,468,709
Cash at end of year	$237,508	$244,247
Supplemental disclosure of cash flow information:
Cash payments for interest	$891,331	$1,069,019
Income taxes paid, net of refunds	$(25,779)	$(53,426)
Noncash investing and financing activities:
Capital expenditures accrued in accounts payable at year end	$55,841	$14,982

See accompanying notes to consolidated financial statements.

Optical Cable Corporation (OCC)

Notes to Consolidated Financial Statements

Years ended October 31, 2025 and 2024

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Optical Cable Corporation and its subsidiaries (collectively, the “Company” or “OCC®”) is a leading manufacturer of a broad range of fiber optic and copper data communication cabling and connectivity solutions primarily for the enterprise market and various harsh environment and specialty markets (collectively, the non-carrier markets), and also the wireless carrier market, offering integrated suites of high quality products which operate as a system solution or seamlessly integrate with other components. The Company’s product offerings include designs for uses ranging from enterprise networks, data centers, residential, campus and Passive Optical LAN (POL) installations to customized products for specialty applications and harsh environments, including military, industrial, mining, petrochemical, renewable energy and broadcast applications.

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

All of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). As of October 31, 2025 and 2024, the Company did not have bank deposits in excess of the insured limit.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of October 31, 2025 and 2024, the Company had no cash equivalents.

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

The Company recognizes revenue at the time product is transferred to the customer (including distributors) at an amount that reflects the consideration expected to be received in exchange for the product. Customers generally do not have the right of return unless a product is defective or damaged and is within the parameters of the product warranty in effect for the sale. Also see note 12.

The Company recognizes royalty income (if any), net of related expenses, on an accrual basis and estimates royalty income earned based on historical experience.

(i)	Shipping and Handling Costs

Shipping and handling costs include the costs incurred to physically move finished goods from the Company’s warehouse to the customers’ designated location. All shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product are classified as sales revenue. Shipping and handling costs of approximately $2.3 million and $1.9 million are included in selling, general and administrative expenses for the fiscal years ended October 31, 2025 and 2024, respectively.

Optical Cable Corporation (OCC)

(j)	Research and Development

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1.0 million and $999,000 for the fiscal years ended October 31, 2025 and 2024, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

(k)	Advertising

Advertising costs are expensed as incurred. Advertising costs totaled approximately $121,000 and $164,000 for the fiscal years ended October 31, 2025 and 2024, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. Also see note 13.

On July 4, 2025, the Act referred to as the One Big Beautiful Bill Act (“OBBB Act”) was signed into law.  The OBBB Act permanently extends many tax provisions included as part of the 2017 Tax Cuts and Jobs Act (“TCJA”) and enacts significant changes to tax, immigration, energy, and health care policy. Enactment of the law did not have a material impact on the Company’s 2025 results due to the valuation allowance recorded against its deferred tax assets.

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

Optical Cable Corporation (OCC)

(n)	Stock Incentive Plan and Other Share-Based Compensation

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

Diluted net income (loss) per share also is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, and reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income (loss) of the Company. The diluted net income (loss) per share calculation: (i) includes common shares outstanding issued as share-based compensation and still subject to vesting requirements in the calculation of diluted net income per share and (ii) excludes common shares outstanding issued as share-based compensation and still subject to vesting requirements in the calculation of diluted net loss per share. Also see note 15.

(p)	Segment Reporting

The Company is organized and operates as one reportable segment that includes the design, development, manufacture and marketing of fiber optic and copper data communication cabling and connectivity solutions. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and assessing financial performance. Also see note 11.

(q)	Redeemable Restricted Common Stock

The Company’s redeemable restricted common stock is presented as temporary equity as a result of certain embedded features within the stock purchase agreement. Subsequent changes to the aggregate redemption value are recorded within shareholders' equity. Also see note 17.

(r)	Commitments and Contingencies

Liabilities for loss contingencies arising from product warranties and defects, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(s)	Use of Estimates

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

Optical Cable Corporation (OCC)

(2)	Allowance for Credit Losses for Trade Accounts Receivable

A summary of changes in the allowance for credit losses for trade accounts receivable for the years ended October 31, 2025 and 2024 follows:

	Years ended October 31,
	2025	2024
Balance at beginning of year	$92,125	$71,189
Bad debt expense (recovery)	(19,216)	20,936
Balance at end of year	$72,909	$92,125

(3)	Inventories

Inventories as of October 31, 2025 and 2024 consist of the following:

	October 31,
	2025	2024
Finished goods	$5,542,575	$5,098,148
Work in process	5,047,737	3,724,999
Raw materials	8,890,488	9,562,563
Production supplies	320,954	339,607
Total	$19,801,754	$18,725,317

(4)	Property and Equipment, Net

Property and equipment, net as of October 31, 2025 and 2024 consists of the following:

	October 31,
	2025	2024
Land and land improvements	$3,148,834	$3,148,834
Buildings and improvements	8,351,812	8,305,039
Machinery and equipment	25,989,432	26,032,752
Furniture and fixtures	876,648	902,012
Construction in progress	261,220	162,288
Total property and equipment, at cost	38,627,946	38,550,925
Less accumulated amortization and depreciation	(32,038,429)	(31,669,568)
Property and equipment, net	$6,589,517	$6,881,357

(5)	Intangible Assets

Aggregate amortization expense for amortizing intangible assets was $54,399 and $54,062 for the years ended October 31, 2025 and 2024, respectively. Amortization of intangible assets is calculated using a straight-line method over the estimated useful lives of the intangible assets. Amortization expense is estimated to be approximately $53,000 for each of the next five years. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2025 was $883,708 and $422,387, respectively. The gross carrying amounts and accumulated amortization of intangible assets subject to amortization as of October 31, 2024 was $879,963 and $367,989, respectively.

Optical Cable Corporation (OCC)

(6)	Product Warranties

The Company generally warrants its products against certain manufacturing and other defects in material and workmanship. These product warranties are provided for specific periods of time and are applicable assuming the product has not been subjected to misuse, improper installation, negligent handling or shipping damage. As of October 31, 2025 and 2024, the Company’s accrual for estimated product warranty claims totaled $100,000 and $65,000, respectively, and is included in accounts payable and accrued expenses. Warranty claims expense includes the costs to investigate claims and potential claims, and the costs to replace and/or repair product pursuant to claims, which can include claims not deemed valid by the Company. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and costs as well as current information with respect to potential warranty claims and costs. Warranty claims expense for the years ended October 31, 2025 and 2024 totaled $104,935 and $61,465, respectively.

The following table summarizes the changes in the Company’s accrual for product warranties during the fiscal years ended October 31, 2025 and 2024:

	Years ended October 31,
	2025	2024
Balance at beginning of year	$65,000	$80,000
Liabilities accrued for warranties issued during the year	140,157	83,000
Warranty claims paid during the period	(69,935)	(76,465)
Changes in liability for pre-existing warranties during the year	(35,222)	(21,535)
Balance at end of year	$100,000	$65,000

(7)	Long-term Debt and Notes Payable

The Company has credit facilities consisting of a real estate term loan, as amended and restated (the “Virginia Real Estate Loan”) and a Revolving Credit Master Promissory Note and related Loan and Security Agreement (collectively, the “Revolver”).

The Virginia Real Estate Loan is with Northeast Bank and is payable in monthly installments of principal and interest. Principal is calculated using the unpaid balance of the loan and a two hundred forty (240) month amortization schedule. Interest is computed on the aggregate principal balance outstanding at a rate equal to the Prime Rate, adjusted monthly on the fifth day of each calendar month in accordance with changes to the Prime Rate, provided, however, that the interest rate is never less than 8.5% per annum on the basis of a 360-day year times the actual number of days elapsed. The Prime Rate was 7.0% per annum at October 31, 2025 and 8.0% at October 31, 2024. The maturity date of the Virginia Real Estate Loan is May 5, 2026 and, as such, the balance of the loan was reclassified from a non-current liability to a current liability during fiscal year 2025. The Company intends to refinance the obligation prior to maturity.

The Loan is secured by a first lien deed of trust on the land and buildings at the Company’s headquarters and manufacturing facilities located in Roanoke, Virginia.

The Company had an outstanding balance on its Virginia Real Estate Loan of $2.6 million as of October 31, 2025 and 2024.

The Revolver with North Mill Capital LLC (doing business as SLR Business Credit, “SLR”) provides the Company with one or more advances in an amount up to: (a) 85% of the aggregate outstanding amount of eligible accounts (the “eligible accounts loan value”); plus (b) the lowest of (i) an amount up to 35% of the aggregate value of eligible inventory, (ii) $7,000,000, and (iii) an amount not to exceed 100% of the then outstanding eligible accounts loan value; minus (c) $1,150,000.

The maximum aggregate principal amount subject to the Revolver is $18,000,000. Interest accrues on the daily balance at the per annum rate of 1.5% above the Prime Rate in effect from time to time, but not less than 4.75% (the “Applicable Rate”). As a result, the Revolver accrued interest at 8.5% at October 31, 2025 and 9.5% at October 31, 2024. In the event of a default, interest may become 6.0% above the Applicable Rate. The loan may be extended subject to the agreement of SLR.

Optical Cable Corporation (OCC)

The Company’s Revolver requires a lockbox arrangement, which provides for all cash receipts to be swept daily to reduce the balance outstanding. This arrangement, combined with the existence of a “subjective acceleration clause” (as defined by U.S. generally accepted accounting principles) in the Revolver, requires the balance on the Revolver to be classified as a current liability. The “subjective acceleration clause” allows SLR to declare an event of default if there is a material adverse change in the Company’s business or financial condition. Upon the occurrence of an event of default, SLR may, among other things, declare all obligations payable in full. Management believes that no such material adverse change has occurred. In addition, at October 31, 2025 and through the date of this report, SLR has not informed the Company that any such event of default has occurred.

The Revolver has a maturity date of July 24, 2027 and management believes that the Company will continue to be able to borrow on the Revolver to fund its operations over the remaining term.

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

As of October 31, 2025, the Company had $5.6 million of outstanding borrowings on its Revolver and $4.7 million in available credit. As of October 31, 2024, the Company had $8.3 million of outstanding borrowings on its Revolver and $3.2 million in available credit.

The aggregate maturities of the Company’s credit facilities subsequent to October 31, 2025 is $2,570,793 in fiscal year 2026 and $5,624,816 in fiscal year 2027.

(8)	Leases

The Company has an operating lease agreement for approximately 34,000 square feet of office, manufacturing and warehouse space in Plano, Texas (near Dallas). The lease term expires on November 30, 2029.

The Company has an operating lease for approximately 36,000 square feet of warehouse space in Roanoke, Virginia. The lease term expires on April 30, 2026.

The Company also leases certain office equipment under an operating lease with an initial 60-month term. The lease term expires on December 9, 2029.

The Company leases printers that are used in the Roanoke, Virginia manufacturing facility. The lease term expires on August 22, 2026. The right-of-use asset is being amortized on a straight-line basis over seven years. When the lease term ends, if the Company elects to purchase and retain the printers for a nominal fee, title will transfer to the Company and the remaining net book value of the right-of-use asset will be classified as property and equipment.

The Company leases test equipment that is used in the Asheville, North Carolina manufacturing facility. The lease term expires on June 26, 2030. The right-of-use asset is being amortized on a straight-line basis over five years. When the lease term ends, if the Company elects to retain the test equipment, title will transfer to the Company and the remaining net book value of the right-of-use asset will be classified as property and equipment.

Optical Cable Corporation (OCC)

The Company’s lease contracts may include options to extend or terminate the leases. The Company exercises judgment to determine the term of those leases when such options are present and includes such options in the calculation of the lease term when it is reasonably certain that it will exercise those options.

The Company includes contract lease components in its determination of lease payments, while non-lease components of the contracts, such as taxes, insurance, and common area maintenance, are expensed as incurred. At commencement, right-of-use assets and lease liabilities are measured at the present value of future lease payments over the lease term. The Company uses either the rate implicit in the lease, where available, or its incremental borrowing rate based on information available at the time of lease commencement to measure the present value of future payments.

Operating lease expense is recognized on a straight-line basis over the lease term. Short-term leases with an initial term of 12 months or less are expensed as incurred. The Company’s short-term leases have month-to-month terms.

Operating lease right-of-use assets of $1,686,290 and $1,872,206 were included in other assets at October 31, 2025 and 2024, respectively. Operating lease liabilities of $392,898 and $1,358,584 were included in accounts payable and accrued expenses, and other noncurrent liabilities, respectively, at October 31, 2025. Operating lease liabilities of $376,965 and $1,525,423 were included in accounts payable and accrued expenses, and other noncurrent liabilities, respectively, at October 31, 2024. Operating lease expense for the fiscal years ended October 31, 2025 and 2024 was $615,874 and $451,197, respectively.

The weighted average remaining lease term for the operating leases was 47.5 months and the weighted average discount rate was 9.45% as of October 31, 2025.

For the fiscal years ended October 31, 2025 and 2024, cash paid for operating lease liabilities totaled $579,918 and $448,298, respectively. For the fiscal year ended October 31, 2025, right-of-use assets obtained in exchange for new operating lease liabilities totaled $266,141 and there was a reduction in right-of-use assets for terminated lease liabilities totaling $21,344. For the fiscal year ended October 31, 2024, right-of-use assets obtained in exchange for new operating lease liabilities totaled $1,661,150.

Finance lease right-of-use assets of $257,986 and $111,844 were included in other assets at October 31, 2025 and 2024, respectively. Finance lease liabilities of $87,014 and $144,957 were included in accounts payable and accrued expenses, and other noncurrent liabilities, respectively, at October 31, 2025. Finance lease liabilities of $39,277 and $54,174, respectively, were included in accounts payable and accrued expenses and other noncurrent liabilities at October 31, 2024. Interest expense related to the finance leases totaled $8,408 and $5,410 for the fiscal years ended October 31, 2025 and 2024, respectively. Amortization expense related to the finance leases totaled $42,043 and $29,497 for the fiscal years ended October 31, 2025 and 2024, respectively.

The weighted average remaining lease term for the finance leases was 45.3 months and the weighted average discount rate was 7.2% as of October 31, 2025.

For the fiscal year ended October 31, 2025, cash paid for the finance lease liabilites totaled $8,408 and $49,665 for interest and principal, respectively. For the fiscal year ended October 31, 2024, cash paid for the finance lease liability totaled $5,410 and $37,459 for interest and principal, respectively.

For the fiscal year ended October 31, 2025, right-of-use assets obtained in exchange for new finance lease liabilities totaled $188,185. For the fiscal year ended October 31, 2024, there were no right-of-use assets obtained in exchange for new finance lease liabilities.

Optical Cable Corporation (OCC)

The Company’s future payments due under leases reconciled to the lease liabilities are as follows:

Fiscal Year	Operating leases	Finance leases
2026	540,420	101,330
2027	493,180	45,616
2028	510,241	45,616
2029	527,981	45,616
Thereafter	44,122	30,411
Total undiscounted lease payments	2,115,944	268,589
Present value discount	(364,462)	(36,618)
Total lease liability	$1,751,482	$231,971

(9)	Employee Benefits

Health Insurance Coverage

The Company contracts for health insurance coverage for employees and their dependents through third-party administrators. During the fiscal years ended October 31, 2025 and 2024, total expense of $3,878,501 and $3,608,222, respectively, was recognized under the Company’s insured health care program.

401(k) Plan

The Company maintains a 401(k) retirement savings plan for the benefit of its eligible employees. Substantially all of the Company’s employees who meet certain service and age requirements are eligible to participate in the plan. The Company’s plan document provides that the Company’s matching contributions are discretionary. The Company expensed matching contributions to the plan of $55,113 and $54,494 for the fiscal years ended October 31, 2025 and 2024, respectively.

Stock Incentives for Key Employees and Non-Employee Directors

Optical Cable Corporation uses stock incentives to increase the personal financial interest that key employees and non-employee Directors have in the future success of the Company, thereby aligning their interests with those of other shareholders and strengthening their desire to remain with the Company.

As of October 31, 2025, there were approximately 372,000 remaining shares available for grant under the Optical Cable Corporation Stock Incentive Plan, as amended (“2017 Plan”).

Share-based compensation expense for employees, a consultant and non-employee members of the Company’s Board of Directors recognized in the consolidated statements of operations for the years ended October 31, 2025 and 2024 was $386,639 and $443,234, respectively. Share-based compensation expense is entirely related to expense recognized in connection with the vesting of restricted stock awards or other stock awards.

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

During the fiscal year ended October 31, 2025 and 2024, stock awards to non-employee Directors under the 2017 Plan totaling 36,228 shares and 39,960 shares, respectively, were approved by the Board of Directors of the Company. The shares are part of the non-employee Directors’ annual compensation for service on the Board of Directors. The shares granted to non-employee Directors under the 2017 Plan are subject to a one-year vesting period.

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

A summary of the status of the Company’s nonvested shares granted to employees, a consultant and non-employee Directors under the 2017 Plan as of October 31, 2025, and changes during the year ended October 31, 2025, is as follows:

Nonvested shares	Shares	Weighted- average grant date fair value
Balance at October 31, 2024	482,973	$2.85
Granted	36,228	3.07
Vested	(117,636)	3.22
Forfeited	(6,934)	2.76
Balance at October 31, 2025	394,631	$2.76

As of October 31, 2025, the estimated amount of compensation cost related to nonvested equity-based compensation awards that the Company will recognize over a 3.2 year weighted-average period is approximately $763,000. Such nonvested equity-based compensation awards are in the form of (i) operational performance-based shares and (ii) operational performance-based shares which have been converted to service-based shares after performance-based criteria have been met.

(10)	Business and Credit Concentrations, Major Customers and Geographic Information

The Company provides credit, in the normal course of business, to various commercial enterprises, governmental entities and not‑for‑profit organizations. Concentration of credit risk with respect to trade receivables is limited due to the Company’s large number of customers. The Company also manages exposure to credit risk through credit approvals, credit limits and monitoring procedures. Management believes that credit risks as of October 31, 2025 and 2024 have been adequately provided for in the consolidated financial statements. The Company includes all entities under common ownership for the purpose of calculating business concentrations.

For the year ended October 31, 2025, 18.3%, or approximately $13.4 million of consolidated net sales were attributable to one distributor customer. No other customer accounted for more than 10% of consolidated net sales for the year ended October 31, 2025. As of October 31, 2025, the same customer had an outstanding balance payable to the Company totaling 10.5% of total consolidated shareholders’ equity. One other customer had an outstanding balance payable to the Company totaling 8.2% of total consolidated shareholders’ equity. No other customer had an outstanding balance payable to the Company in excess of 5% of total consolidated shareholders’ equity.

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

Optical Cable Corporation (OCC)

For the years ended October 31, 2025 and 2024, approximately 79% of net sales were from customers in the United States, while approximately 21% were from customers outside of the United States.

(11)	Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM, who makes decisions about allocating resources and assessing performance. The Company’s CODM is its Chief Executive Officer.

The Company has identified a single reportable segment for purposes of segment reporting and manages the business activities of the single operating segment on a consolidated basis. The Company’s single operating segment derives revenues from sales of its fiber optic and copper data communication cabling and connectivity solutions in the enterprise market and various harsh environment and specialty markets.

Financial information is provided to the CODM primarily on a consolidated basis. The CODM evaluates the Company’s financial performance and makes key operating decisions, including the allocation of resources, based primarily on consolidated net sales, consolidated operating income (loss) and net income (loss). The Company’s financial statements provide a comprehensive view of its overall financial condition.

The following table presents selected financial information with respect to the Company's single reportable segment, including significant single reportable segment expenses that are regularly provided to the CODM:

	Years ended October 31,
	2025	2024
Net sales	$73,038,213	$66,674,099
Cost of goods sold	50,439,277	48,469,327
Employee related expenses	15,156,256	14,540,632
Shipping expenses	1,951,899	1,565,897
Travel and entertainment expenses	690,327	610,097
Professional fees and expenses	761,950	581,837
Other (1)	4,488,836	4,282,596
Loss from operations	(450,332)	(3,376,287)
Other expense
Interest expense	(1,005,276)	(1,166,630)
Gain on insurance proceeds, net	—	304,307
Other income (expense)	31,051	49,101
Other expense, net	(974,225)	(813,222)
Loss before income taxes	(1,424,557)	(4,189,509)
Income tax expense	(30,297)	(20,702)
Net loss	$(1,454,854)	$(4,210,211)

(1) Other is comprised of other segment SG&A expenses including certain public company expenses, corporate insurance premiums not included in employee related expenses, marketing expenses, certain office and manufacturing facility expenses and all other SG&A expenses not individually set forth in the table above, as well as royalty expense, net and amortization of intangible assets.

Optical Cable Corporation (OCC)

Information related to the Company’s geographical distribution of revenues is disclosed in note 12.

(12)	Revenue Recognition

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

The Company recognizes revenue at the point in time when products are shipped or delivered from its manufacturing facility to its customer, in accordance with the agreed upon shipping terms.  Since the Company typically invoices the customer at the same time that performance obligations are satisfied, no contract assets are recognized. The Company’s contract liability represents advance consideration received from customers prior to transfer of the product.  This liability was $68,386 and $70,263 as of October 31, 2025 and 2024, respectively.

Sales to certain customers are made pursuant to agreements that provide price adjustments and limited return rights with respect to the Company’s products.  The Company maintains a reserve for estimated future price adjustment claims, rebates and returns as a refund liability, included in accounts payable and accrued expenses, and the Company excludes such amounts from net sales. The Company’s refund liability was $403,816 and $232,692 as of October 31, 2025 and 2024, respectively.

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

The Company accounts for shipping and handling activities related to contracts with customers as a cost to fulfill its promise to transfer control of the related product.  Shipping and handling costs are included in selling, general and administrative expenses.

The Company incurs expenses for sales incentives to acquire customer contracts that are directly attributable to the contracts.  The incentives are expensed as selling expenses during the period that the related products are transferred to customers.

Optical Cable Corporation (OCC)

Disaggregation of Revenue

The following table presents net sales attributable to the United States and all other countries in total for the fiscal years ended October 31, 2025 and 2024:

	Years ended October 31,
	2025	2024
United States	$57,791,446	$52,352,338
Outside the United States	15,246,767	14,321,761
Total net sales	$73,038,213	$66,674,099

No individual country outside of the United States accounted for more than 10% of total net sales in fiscal years 2025 or 2024.

(13)	Income Taxes

Income tax expense (benefit) for the years ended October 31, 2025 and 2024 consists of:

Fiscal year ended October 31, 2025	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State	30,297	—	30,297
Totals	$30,297	$—	$30,297

Fiscal year ended October 31, 2024	Current	Deferred	Total
U.S. Federal	$830	$—	$830
State	19,872	—	19,872
Totals	$20,702	$—	$20,702

Reported income tax expense for the years ended October 31, 2025 and 2024 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% in fiscal years 2025 and 2024 to income before income taxes as follows:

	Years ended October 31,
	2025	2024
“Expected” income tax benefit	$(299,157)	$(879,797)
Increase (reduction) in income tax expense (benefit) resulting from:
State income taxes, net of federal benefi	(15,062)	(68,711)
Excess tax benefit (expense) related to share-based compensation	(26,116)	32,023
Meals and entertainment	17,563	14,863
Other differences, net	7,343	11,634
Change in valuation allowance	345,726	910,690
Reported income tax expense	$30,297	$20,702

Optical Cable Corporation (OCC)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities as of October 31, 2025 and 2024 are presented below:

	October 31,
	2025	2024
Deferred tax assets:
Accounts receivable, due to allowances for credit losses and sales returns	$35,217	$38,782
Inventories, due to allowance for damaged and slow-moving inventories and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	1,234,048	1,223,072
Liabilities recorded for accrued expenses, deductible for tax purposes when paid	121,912	38,204
Share-based compensation expense	76,330	74,422
Section 163(j) interest	460,091	248,890
Research and experimental expenditures, due to capitalization for tax purposes	196,749	152,950
Net operating loss carryforwards	3,013,309	3,025,852
Plant and equipment, due to differences in depreciation and capital gain recognition	61,332	54,413
Other	12,348	9,025
Total gross deferred tax assets	5,211,336	4,865,610
Valuation allowance	(5,211,336)	(4,865,610)
Net deferred tax assets	$—	$—

As a result of a past acquisition, the Company recorded certain deferred tax assets totaling $1,517,605 (after purchase accounting adjustments), related to gross net operating loss (“NOL”) carryforwards of $4,455,525, estimated to be available after considering Internal Revenue Code Section 382 limitations. As of October 31, 2025, $672,000 of these gross NOL carryforwards remain unused and may be used to reduce future taxable income. These remaining gross NOL carryforwards begin to expire in fiscal year ending October 31, 2028.

Additionally, the Company has federal and state gross NOL carryforwards of $12,956,541 and $2,606,375, respectively. Federal NOL carryforwards originate with certain fiscal years from 2019 through 2025 and do not expire. State NOL carryforwards originate with certain fiscal years from 2015 through 2025 and will not begin to expire until fiscal year 2030.

For the fiscal years ended October 31, 2025 and 2024, the Company considered all positive and negative evidence available to assess whether it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. For each year, the Company concluded that in accordance with the provisions of Accounting Standards Codification 740, Income Taxes, the negative evidence outweighed the objectively verifiable positive evidence. As a result, the Company established a valuation allowance of $5,211,336 and $4,865,610, respectively, against net deferred tax assets existing as of October 31, 2025 and 2024.

The Company estimates a liability for uncertain tax positions taken or expected to be taken in a tax return. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

Optical Cable Corporation (OCC)

A reconciliation of the unrecognized tax benefits for fiscal years 2025 and 2024 follows:

	October 31,
	2025	2024
Unrecognized tax benefits balance at beginning of year	$27,977	$28,194
Gross increases (decreases) for tax positions of prior years	8,524	(1,768)
Gross increases for current year tax positions	—	1,551
Unrecognized tax benefits balance at end of year	$36,501	$27,977

During fiscal year 2025, the Company decreased accrued interest by $3,805 and increased accrued penalties by $2,131 related to unrecognized tax benefits. During fiscal year 2024, the Company increased accrued interest and penalties by $1,746 and $204, respectively, related to unrecognized tax benefits. As of October 31, 2025 and 2024, the Company had approximately $17,544 and $19,218, respectively, of accrued interest and penalties related to uncertain tax positions. The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $27,068 and $19,535 as of October 31, 2025 and 2024, respectively. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The statute of limitations remains open for U.S. and certain state income tax examinations for years ended October 31, 2022 through October 31, 2024.

(14)	Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets as of October 31, 2025 and 2024 for cash, trade accounts receivable, income taxes refundable – current, other receivables, current installments of long-term debt, accounts payable and accrued expenses, accrued compensation and payroll taxes, and income taxes payable approximate fair value because of the short maturity of these instruments. The carrying values reported in the consolidated balance sheets as of October 31, 2025 and 2024 of the Company’s note payable, revolver – current, and long-term debt, excluding current installments, approximate fair value because the interest rates vary with the market. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses a fair value hierarchy that prioritizes the inputs for valuation methods used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The Company utilizes the best available information in measuring fair value.

Optical Cable Corporation (OCC)

(15)	Net Loss Per Share

The following is a reconciliation of the numerators and denominators of the net loss per share computations for the periods presented:

	Years ended October 31,
	2025	2024
Net loss (numerator)	$(1,454,854)	$(4,210,211)
Shares (denominator)	8,046,088	7,749,182
Basic and diluted net loss per share	$(0.18)	$(0.54)

Nonvested shares which have been issued and are outstanding as of October 31, 2025 and 2024 totaling 376,467 and 208,001, respectively, were not included in the computation of basic and diluted net loss per share for the years ended October 31, 2025 and 2024 (because to include such shares would have been antidilutive, or in other words, to do so would have reduced the net loss per share for that period).

(16)	Shareholders’ Equity

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

(17)	Issuance of Redeemable Restricted Common Stock

On July 7, 2025, the Company entered into a Stock Purchase Agreement (the “SPA”) with Lightera, LLC (“Lightera”) to issue 642,199 shares of common stock for $2.0 million of cash consideration. The SPA provides the Company with the right to repurchase the shares issued to Lightera at a price equal to the greater of the price per share of common stock paid at issuance or the average price per share of common stock as traded for the ten trading days ending on the business day immediately prior to the date on which the call notice is delivered (the “Call Option”). Similarly, Lightera has a corresponding right to require the Company repurchase the shares issued using the same pricing mechanism included in the Call Option (the “Put Option”).

Contemporaneous with the SPA, the Company and Lightera entered into a Joint Collaboration Agreement (the “Collaboration Agreement”) on the same date, establishing a strategic collaboration aimed at expanding product offerings to customers, increasing customer engagement and enhancing customer service for both new and existing customers, which will include certain Lightera products being offered and sold by the Company.

The Call Option and the Put Option cannot be exercised for a period of two years from July 7, 2025 unless accelerated based on contingent events, including, but not limited to, the termination of the Collaboration Agreement, a change-in-control of the Company, or material acquisition by the Company. Unless the term of the Collaboration Agreement is extended beyond such date, the Call Option and the Put Option will generally expire 90 days following July 7, 2027, if they are not exercised. Lightera is restricted from transferring or disposing of the shares of common stock before the Call Option and Put Option become exercisable.

The Put Option becomes exercisable on July 7, 2027, if not sooner, upon the occurrence of certain events, or later pursuant to the extension of the Collaborative Agreement as described above. The exercise of the Put Option is outside of the Company’s control. Therefore, the common stock issued to Lightera is determined to be redeemable with the passage of time and thus recorded outside of permanent equity.

The Call Option and the Put Option can be exercised one or more times during the permitted exercise period, but the total number of shares of redeemable common stock purchased cannot exceed the original 642,199 shares of redeemable common stock originally issued to Lightera on July 7, 2025.

The Company may be obligated to cumulatively purchase a sufficient number of shares of redeemable common stock through one or more exercises of the Call Option and the Put Option up to a cap equal to the value of Lightera’s total investment of $2.0 million, using a price per share of redeemable common stock equal to the greater of the price per share of redeemable common stock paid at issuance (approximately $3.11 per share), or the average price per share of redeemable common stock as traded for the ten trading days ending on the business day immediately prior to the date any individual Call Option or Put Option is exercised.

Generally, the maximum redemption value of the redeemable common stock is $2.0 million; however, in the event Lightera exercises the Put Option for a number of shares of redeemable common stock that would result in a redemption value greater than Lightera’s total investment, the Company may be required to assist Lightera with the disposition of any remaining shares of redeemable common stock in excess of $2.0 million in value, or in certain limited circumstances, the Company may be required to (i) register the remaining shares of redeemable common stock enabling Lightera to publicly trade these shares or (ii) purchase the remaining shares by issuing a promissory note to Lightera. As a result, the Company has recorded the value of the redeemable common stock at the average stock price for the ten days preceding the balance sheet date multiplied by the total number of the redeemable shares.

Optical Cable Corporation (OCC)

The Company initially recorded the redeemable common stock at $1,907,517, the $2,000,000 cash consideration, net of issuance costs of $92,483.

While not currently redeemable, the redeemable common stock is probable of becoming redeemable and thus the Company has elected to recognize the redeemable common stock at redemption value of $5.1 million as of October 31, 2025. The corresponding changes in redemption value are recognized in retained earnings.

The Company evaluated the Call Option and Put Option and concluded that these embedded features were not indexed to the underlying equity-like instruments and are required to be bifurcated and recognized as a compound derivative instrument. As of the date of issuance and October 31, 2025, the Company concluded the fair value of the bifurcated compound derivative was insignificant as the strike price adjusts with the movement of the trading price of the underlying common stock.

(18)	Gain on Insurance Proceeds

During fiscal year 2024, the Company received insurance proceeds in connection with the office building and its contents at the Company’s Asheville facilities sustaining water damage from a burst pipe at the end of December 2022. The office building damaged is separate from the Company’s manufacturing building, which houses its manufacturing operations and certain offices at the same location. There was no significant impact to the Company’s operations as a result of this event.

Insurance proceeds in excess of expenses incurred through October 31, 2024, a net total of $304,307, is included in other income (expense), net as a gain on insurance proceeds on the Company’s condensed consolidated statement of operations.

(19)	Contingencies

From time to time, the Company is involved in various claims, legal actions and regulatory reviews arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(20)	New Accounting Standards

New Accounting Standards Recently Adopted

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires public entities to disclose significant segment expenses that are regularly provided to the CODM. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosure requirement in ASC 280, Segment Reporting, on an interim and annual basis. The guidance in ASU 2023-07 is effective for annual reporting periods in fiscal years beginning after December 15, 2023 and interim reporting periods in fiscal years beginning after December 31, 2024. The Company adopted ASU 2023-07 on a retrospective basis for the annual period ended October 31, 2025. See note 11 for further information regarding the Company’s single reportable segment disclosures.

Optical Cable Corporation (OCC)

New Accounting Standards Not Yet Adopted

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

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity's expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

In July 2025, the FASB issued Accounting Standards Update 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The adoption of ASU 2025-05 is not expected to have a material impact on the Company's results of operations, financial position or liquidity or its related financial statement disclosures.

There are no other new accounting standards issued, but not yet adopted by the Company, which are expected to materially impact the Company’s financial position, operating results or financial statement disclosures.

Optical Cable Corporation (OCC)

(21)	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended October 31, 2025 and 2024:

	Quarter ended
Fiscal year ended October 31, 2025	January 31	April 30	July 31	October 31
Net sales	$15,742,617	$17,549,748	$19,916,919	$19,828,929
Gross profit	4,626,794	5,334,341	6,319,311	6,318,490
Selling, general & administrative expenses	5,459,059	5,743,455	5,736,667	6,029,403
Income (loss) from operations	(852,352)	(429,202)	562,474	268,748
Income (loss) before income taxes	(1,095,364)	(683,144)	306,354	47,597
Net income (loss)	(1,107,431)	(697,922)	301,886	48,613
Basic and diluted net income (loss) per share	$(0.14)	$(0.09)	$0.04	$0.01

	Quarter ended
Fiscal year ended October 31, 2024	January 31	April 30	July 31	October 31
Net sales	$14,854,765	$16,112,098	$16,221,671	$19,485,565
Gross profit	3,713,522	4,038,636	3,920,224	6,532,390
Selling, general & administrative expenses	5,093,105	5,319,580	5,237,646	5,850,216
Income (loss) from operations	(1,399,685)	(1,301,137)	(1,337,553)	662,088
Income (loss) before income taxes	(1,418,195)	(1,594,119)	(1,550,370)	373,175
Net income (loss)	(1,425,274)	(1,601,346)	(1,557,053)	373,462
Basic and diluted net income (loss) per share	$(0.18)	$(0.21)	$(0.20)	$0.05

Optical Cable Corporation (OCC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Optical Cable Corporation

Roanoke, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Optical Cable Corporation (the "Company") as of October 31, 2025 and 2024, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended October 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.  The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Optical Cable Corporation (OCC)

Redeemable Restricted Common Stock – Initial Recognition and Measurement

The Company issued redeemable restricted common stock in connection with a Stock Purchase Agreement with Lightera, LLC that provides the Company with the right to repurchase the shares issued to Lightera (“Call Option”) and also provides Lightera with corresponding right to require the Company to repurchase the shares issued (“Put Option.”) The initial recognition and measurement for these features required the Company to determine whether the rights should be bifurcated as embedded derivatives and, if so, to measure them at fair value in accordance with ASC 815, Derivatives and Hedging, and to determine whether the host common stock should be classified as permanent or temporary equity, or a liability under ASC 480, Distinguishing Liabilities from Equity. The Company evaluated the Call Option and Put Option and concluded that these embedded features were not indexed to the underlying equity-like instruments and are required to be bifurcated and recognized as a compound derivative instrument. As the exercise of the Put Option is outside of the Company’s control, the common stock issued to Lightera was determined by management to be redeemable with the passage of time and thus was recorded as temporary equity.

We identified the auditing of the initial recognition and measurement of the redeemable restricted common stock as a critical audit matter because the evaluation of the classification of the host instrument and embedded features required a high degree of auditor judgment and subjectivity in the analysis of complex terms under ASC 815 and ASC 480.

The primary audit procedures included, among others:

●	Reading the Stock Purchase Agreement to understand the redemption, settlement, and registration terms.
●

Evaluating management’s analysis of the host common stock and related embedded features under ASC 815 and ASC 480 to determine the appropriate classification as either equity, temporary equity or liability.

●	Evaluating management’s initial presentation and calculation of temporary equity and vouching the net proceeds of the transaction.
●	Evaluating the Company’s financial statement disclosures related to the redeemable restricted common stock, compound derivative, and classification judgments.

/s/ Crowe LLP

We have served as the Company's auditor since 2024.

Oakbrook Terrace, Illinois

December 18, 2025

Optical Cable Corporation (OCC)

Corporate Information

Corporate Headquarters

Optical Cable Corporation (OCC)

5290 Concourse Drive

Roanoke, VA 24019

Primary Legal Counsel

Woods Rogers Vandeventer Black PLC

10 South Jefferson Street

Suite 1400

Roanoke, VA 24011

Independent Registered Public Accounting Firm

Crowe LLP

1 Mid America Plaza, Suite #600

Oakbrook Terrace, IL 60181

Transfer Agent

Equiniti Trust Company, LLC

28 Liberty Street, Floor 53

New York, NY 10005

Form 10-K Report

Shareholders may obtain a copy of Optical Cable Corporation’s Form 10-K, including exhibits, as filed with the Securities and Exchange Commission from the SEC website at http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.occfiber.com/investor-relations/ under the tab “SEC Filings”.

Annual Meeting

The 2026 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, March 31, 2026 at the Green Ridge Recreation Center, 7415 Wood Haven Road, Roanoke, Virginia or another location stated in OCC’s filed Proxy Statement for the 2026 Annual Meeting of Shareholders.

Optical Cable Corporation (OCC)

Corporate Information

(Continued)

Common Stock and Dividend Data

Our common stock is traded on the Nasdaq Global Market under the symbol OCC.  According to the records of our transfer agent, the Company had 227 shareholders of record as of December 10, 2025. Additionally, the Company estimates that it has approximately 3,000 beneficial owners. On December 10, 2025, our common stock closed at a price of $9.82 per share.

Employees of the Company and members of the Board of Directors owned at least 33.5% of the shares outstanding as of October 31, 2025, including shares still subject to potential forfeiture based on vesting requirements.

The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the Nasdaq Global Market, during the two most recent fiscal years:

	Range of Bid Prices
Fiscal year ended October 31, 2025	High	Low
Fourth Quarter	$11.50	$4.07
Third Quarter	$6.97	$2.44
Second Quarter	$5.75	$2.40
First Quarter	$7.00	$2.02

	Range of Bid Prices
Fiscal year ended October 31, 2024	High	Low
Fourth Quarter	$2.93	$2.29
Third Quarter	$3.08	$2.61
Second Quarter	$3.53	$2.52
First Quarter	$3.00	$2.48

Dividend Declaration

We did not pay or declare any cash dividends on our common stock in fiscal year 2025 and do not expect to pay any cash dividends in the foreseeable future.

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